Form 20-F
period 2022-03-31
China Jo-Jo Drugstores Holdings, Inc.
filed 2022-07-28
CIK 1856084

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended March 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________

Commission file number: 001-40724

China Jo-Jo Drugstores, Inc.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

Cayman Islands	Hai Wai Hai Tongxin Mansion Floor 6 Gong Shu District Hangzhou City, Zhejiang Province People’s Republic of China, 310008
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Lei Liu

Hai Wai Hai Tongxin Mansion Floor 6 Gong Shu District

Hangzhou City, Zhejiang Province

People’s Republic of China, 310008

Tel: +86-571-88219579

(Name, telephone, Email and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.012 per share	CJJD	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

none

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

none

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report. 3,479,316 Ordinary Shares and 0 Preferred Shares outstanding as of March 31, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an “emerging growth company.” See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

In this annual report:

●	References to the “Company”, “we”, “our” and “us” are to China Jo-Jo Drugstores, Inc., a Cayman Islands company, and its predecessor China Jo-Jo Drugstores, Inc., a Nevada corporation, and its consolidated subsidiaries, subsidiaries controlled by contract and therefore deemed as variable interest entities under U.S. GAAP;

●	References to “China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

●	References to “RMB” and “Renminbi” refer to the legal currency of China;

●	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;

●	References to “variable interest entit[y][ies]” or “VIE[s]” refer to Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service, as well as the subsidiaries of Jiuzhou Pharmacy, collectively as “HJ Group”.

Special Note Regarding Forward-looking Statements

This report contains forward-looking statements. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the registrant. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. Forward-looking statements usually contain the words “estimate,” “anticipate,” “believe,” “expect,” or similar expressions, and are subject to numerous known and unknown risks and uncertainties. In evaluating such statements, prospective investors should carefully review various risks and uncertainties identified in this report, including the matters set forth under the captions “Risk Factors” and in the registrant’s other SEC filings. These risks and uncertainties could cause the registrant’s actual results to differ materially from those indicated in the forward-looking statements. The registrant undertakes no obligation to update or publicly announce revisions to any forward-looking statements to reflect future events or developments.

Although forward-looking statements in this report reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements are inherently subject to risks and uncertainties, and actual results and outcomes may differ materially from the results and outcomes discussed in or anticipated by the forward-looking statements. Factors that could cause or contribute to such differences in results and outcomes include, without limitation, those specifically addressed under the heading “Risks Relating to Our Business” below, as well as those discussed elsewhere in this report. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. We file reports with the Securities and Exchange Commission (the “SEC”). You can read and copy any materials we file with the SEC at our internet address at www.jiuzhou360.com. In addition, the SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including the registrant.

We undertake no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this report. Readers are urged to carefully review and consider the various disclosures made throughout the entirety of this report, which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

i

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3. KEY INFORMATION.

A. [Reserved.]

B. CAPITALIZATION AND INDEBTEDNESS.

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not applicable.

D. RISK FACTORS.

You should carefully consider the risks described below together with all of the other information included in this report before making an investment decision with regard to our securities. The statements contained in or incorporated into this report that are not historic facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our ordinary shares could decline, and you may lose all or part of your investment.

Summary of Risk Factors

Risks Relating to Our Business in General

●	We face significant competition, and if we do not compete successfully against existing and new competitors, our revenue and profitability could be materially and adversely affected.

●	We have significant cash deposits with our suppliers and landlords, which we may not be able to recover in the event of bankruptcy by our suppliers or landlords or other events beyond our control.

●	If we are unable to optimize management of our procurement and distribution activities, we may be unable to meet customer demand while increasing the burden on managing our supply chain.

●	We depend substantially on the continuing efforts of the Key Personnel, and our business and prospects may be severely disrupted if we lose their services.

●	Our retail and wholesale operations require a number of permits and licenses in order to carry on their business.

Risks Relating to Our Pharmacy Operations

●	The continued penetration of counterfeit products into the pharmaceutical market in China may damage our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

●	As a distributor of pharmaceutical and other healthcare products, we are exposed to inherent risks relating to product liability and personal injury claims.

●	We may be subject to fines and penalties if we fail to comply with the applicable PRC laws and regulations governing sales of medicines under China’s National Medical Insurance Program.

Risks Relating to Our Medical Services

●	The provision of medical services is heavily regulated in the PRC and failure to comply with those regulations could result in penalties, loss of licensure, additional compliance costs or other adverse consequences.

●	As a provider of medical services, we are exposed to inherent risks relating to malpractice claims.

Risks Related to Our Herb Farming

●	Our herb farming business is subject to the volatility of prices for raw TCM herbs.

●	Unforeseen and severe weather can reduce cultivation activities and lead to a decrease in anticipated harvest.

Risks Related to Our Online Sales

●	The operation results of our online business fluctuates and we cannot assure our efforts for alternative vendors will result in the stable increase in revenues from online pharmacy in the coming years

Risks Related to Our Corporate Structure

●	Chinese regulations limit foreign ownership of any pharmacy operator with thirty (30) or more stores, and limit foreign ownership of medical clinics to Sino-foreign joint venture. The entities that operate our pharmacies and clinics are controlled by us through contractual arrangements. The validity of such contractual arrangements is uncertain.

●	We may be adversely affected by complexity, uncertainties and changes in Chinese regulation of drugstores and the practice of medicine.

●	Our contractual arrangements with HJ Group and the Key Personnel may not be as effective in providing control over these entities as direct ownership.

●	Since we rely on contractual arrangements to control HJ Group and for substantially all of our revenue, the termination of our contractual arrangements to control HJ Group will severely and detrimentally affect our continuing business viability under our current corporate structure.

Risks Related to Doing Business in China

●	We rely on contractual arrangements with our VIE for our operations, which may not be as effective in providing control over these entities as direct ownership.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China against us or our management based on United States or other foreign laws.

●	We may need to obtain additional governmental approvals to open new drugstores.

●	The advent of recent healthcare reform directives from China’s central government may increase both competition and our cost of doing business.

●	Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service are subject to restrictions on making payments to us.

●	Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax.

●	We face risks related to disease epidemics and other outbreaks.

●	Our auditor is not permitted to be subject to inspection by Public Company Accounting Oversight Board.

Risks Related to an Investment in Our Securities

●	The market price of our ordinary shares has fluctuated and may continue to fluctuate in the future, and we may not pay dividends on our ordinary shares.

●	Our officers and directors own a substantial portion of our outstanding ordinary shares, which will enable them to influence many significant corporate actions.

Other General Risk Factors

●	Changes in economic conditions and consumer confidence in China may influence the drugstore industry, consumer preferences and spending patterns.

●	Uncertainties with respect to the Chinese legal system could adversely affect us.

●	Techniques employed by manipulative short sellers in Chinese small-cap stocks may drive down the market price of our ordinary shares.

Risks Relating to Our Business in General

We face significant competition, and if we do not compete successfully against existing and new competitors, our revenue and profitability could be materially and adversely affected.

Both the drugstore, online pharmacy and wholesale pharmaceutical distribution industries in China are highly competitive, and we expect competition to intensify in the future. Our primary drugstore competitors include other drugstore chains and independent drugstores. Increasingly, we also face competition from discount stores, convenience stores and supermarkets as we expand our offering of non-drug convenience products and services. We compete for customers and revenue primarily on the basis of store location, merchandise selection, price, services offered, and our brand name. Our online pharmacy competitors include other online pharmaceutical vendors. As larger traditional drugstore chain companies entered into the online sales, we face competition ranging from prices to service. Our primary wholesale competitors include regional and national players. In addition, we may be subject to additional competition from new entrants to both industries in China. We could also face increased competition from foreign companies if the Chinese government removes the restrictions on the entry of foreign companies into these industries.

Some of our larger competitors may enjoy competitive advantages, such as:

●	greater financial and other resources;

●	larger variety of products;

●	more extensive and advanced supply chain management systems;

●	greater pricing flexibility;

●	larger economies of scale and purchasing power;

●	more extensive advertising and marketing efforts;

●	greater knowledge of local market conditions;

●	stronger brand recognition; and

●	larger sales and distribution networks.

As a result of the aforementioned advantages, we may be unable to offer products similar to, or more desirable than, those offered by our competitors, market our products as effectively as our competitors, or otherwise respond successfully to competitive pressures. As competition increases in the markets in which we operate, a significant increase in general pricing pressures could occur, which could require us to reevaluate our pricing structures to remain competitive. Our competitors may be able to offer larger discounts on competing products, and we may not be able to profitably match those discounts. Furthermore, our competitors may offer products that are more attractive to our customers or that render our products uncompetitive. In addition, the timing of the introduction of competing products into the market could affect the market acceptance and market share of our products. Our failure to successfully compete could materially and adversely affect our business, financial condition, results of operation, and prospects.

Our ability to grow our business may be constrained by our inability to find suitable new store locations at acceptable prices or by the expiration of our current leases.

Our ability to grow our business may be constrained if suitable new store locations cannot be identified with lease terms or purchase prices that are acceptable to us. We compete with other retailers and businesses for suitable locations for our stores. Local land use regulations and other regulations applicable to the kinds of stores we seek to construct may impact our ability to find suitable locations and influence the cost of constructing our stores. The expiration of leases at existing store locations may adversely affect us if the renewal terms of those leases are unacceptable to us and we are forced to close or relocate stores. Furthermore, changing local demographics at existing store locations could materially and adversely affect revenue and profitability levels at those stores, and overall our business, financial condition, results of operation, and prospects.

We have significant cash deposits with our suppliers and landlords in order to obtain and maintain our inventory and maintain and establish store locations, which we may not be able to recover in the event of bankruptcy by our suppliers or landlords or other events beyond our control.

Our ability to obtain products and maintain inventory at, and to establish and maintain leases for, our pharmacies, is dependent upon our ability to post and maintain significant cash deposits with our suppliers and landlords. Many vendors in China are unwilling to ship merchandise on credit and instead require cash deposits, and landlords may require security deposits consisting of the equivalent of twelve (12) months of rent. As of March 31, 2022, we had approximately $0.6 million deposited with suppliers and approximately $2.6 million deposited with landlords for our pharmacies. If we are unable or unwilling to establish such advances and deposits, our ability to generate sales and expand our business could be adversely affected. In general, we expect the amounts required for advances and deposits to increase as we undertake our expansion plans, complete store openings and expand our business through acquisitions or otherwise. We do not generally receive interest on the deposits made to suppliers or landlords, and such deposits are subject to the risk of loss as a result of the creditworthiness or bankruptcy of the party who holds our funds, as well as the risk from any illegal acts associated with the third party, such as conversion, fraud, theft or dishonesty. If these circumstances were to arise, we could find it difficult or impossible, due to the unpredictability of legal proceedings in China, to recover all or a portion of the amount on deposit with our vendors or landlords.

If we are unable to optimize management of our procurement and distribution activities, we may be unable to meet customer demand while increasing the burden on managing our supply chain.

Since May 2011, we have been using Jiuxin Medicine’s facility as our distribution center for both our retail and wholesale businesses. Starting from March 31, 2018, we outsourced our logistic service to Astro Boy Cloud Pan (Hangzhou) Storage and Logistic Co. Ltd (“Astro Boy Logistic”). As a result, Jiuxin Medicine’s warehouse lease has been terminated. Astro Boy Logistic provides us with a facility with approximately 14,000 square meters located approximately eighteen (18) miles from our headquarters, which served as our central distribution center. Astro Boy Logistic’s staff and vehicles make regular deliveries to our pharmacies and wholesale customers. Our ability to meet customer demand may be significantly limited if we do not successfully and efficiently conduct our distribution activities, or if Astro Boy Logistic’s facility is destroyed or shut down for any reason, including as the result of natural disasters. Any disruption in the operation of our distribution activities could result in higher costs or longer lead times associated with distributing our products. Since it is difficult to predict accurate sales volume in our industry, we may be unable to optimize our distribution activities, which may result in excess or insufficient inventory, warehousing, fulfillment or distribution capacity. Furthermore, failure to effectively control product damage during the distribution process could decrease our operating margins and reduce our profitability.

All product procurements are handled through our corporate headquarters. Such centralization is intended to reduce the cost of goods sold as a result of volume purchase benefits. However, we may be less successful than anticipated in achieving these volume purchase benefits. In addition, such centralization is expected to increase the complexity of tracking inventory and could place additional burdens on the management of our supply chain. If we cannot successfully reduce our costs through centralizing procurement, our profitability and prospects could be materially and adversely affected.

We depend substantially on the continuing efforts of the Key Personnel, and our business and prospects may be severely disrupted if we lose their services.

Our future success is dependent on the continued services of Mr. Lei Liu and Mr. Li Qi (the “Key Personnel”) but we do not maintain key-man insurance. If we lose the services of either of the Key Personnel, we may not be able to locate suitable or qualified replacements, which could severely disrupt our business and prospects. Each of the Key Personnel has entered into confidentiality and non-competition agreements with us. However, if any disputes arise between us and the Key Personnel, we cannot provide assurance, in light of uncertainties associated with the PRC legal system, that any of these agreements can be enforced in China, the jurisdiction in which the Key Personnel reside and hold some of their assets. See “Risks Related to Doing Business in China - You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us or our management. ”

Our retail and wholesale operations require a number of permits and licenses in order to carry on their business.

We are required to obtain certain permits and licenses from various PRC governmental authorities, including a Drug Distribution Permit and a GSP certification. We are also required to obtain food hygiene certificates for the distribution of nutritional supplements and food products. We cannot provide any assurance that we can maintain all required licenses, permits and certifications to carry on our business at all times, and from time to time we may have not been in the past, or may not be in the future, in compliance with all such required licenses, permits and certifications. Moreover, these licenses, permits and certifications are subject to periodic renewal and/or reassessment by the relevant PRC governmental authorities and the standards of such renewal or reassessment may change from time to time. We intend to apply for renewal of these licenses, permits and certifications when required by applicable laws and regulations. Any failure by us to obtain and maintain all licenses, permits and certifications necessary to carry on our business at any time could have a material adverse effect on our business, financial condition and results of operations. In addition, any inability to renew any of these licenses, permits and certifications could severely disrupt our business, and prevent us from continuing to carry on our business. Any changes in the standards used by governmental authorities in considering whether to renew or reassess our business licenses, permits and certifications, as well as any enactment of new regulations that may restrict the conduct of our business, may also decrease our revenue and/or increase our costs, materially reducing our profitability and prospects. Furthermore, if the interpretation or implementation of existing laws and regulations changes or if new regulations come into effect requiring us to obtain any additional licenses, permits or certifications that were previously not required to operate our existing businesses, we cannot provide assurance that we can successfully obtain such licenses, permits or certifications.

Risks Relating to Our Pharmacy Operations

The continued penetration of counterfeit products into the pharmaceutical market in China may damage our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

Counterfeit products have continued to make their way into the Chinese pharmaceutical market. Counterfeit products are generally sold at lower prices compared to their authentic counterparts due to their low production costs, and in some cases may be very similar in appearance to their authentic counterparts. Counterfeit pharmaceuticals may or may not have the same chemical content as their authentic counterparts, and are typically manufactured without proper licenses or approvals as well as fraudulently mislabeled with respect to their content and/or manufacturer. Although China’s central government has been increasingly active in combating counterfeit pharmaceutical and other products, China does not yet have effective regulatory control or an enforcement system over counterfeit pharmaceutical products. Although we have implemented a series of quality control procedures in our procurement process, we cannot provide assurance that we may not be inadvertently selling counterfeit pharmaceutical products. Any unintentional sale of counterfeit products may subject us to negative publicity, fines and/or other administrative penalties, or may even result in litigation against us. Moreover, the increased distribution of counterfeit products and other products in recent years may reinforce the negative image of drug distributors among consumers in China. The continued proliferation of counterfeit products in China could have a material adverse effect on our business financial condition, and results of operation.

As a distributor of pharmaceutical and other healthcare products, we are exposed to inherent risks relating to product liability and personal injury claims.

Distributors of pharmaceutical and other healthcare products are exposed to risks inherent in the packaging and distribution of such products. Such risks include unintentional distribution of counterfeit, mislabeled or contaminated drugs, and, with respect to our pharmacies, improper filling of prescriptions, labeling of prescriptions and adequacy of warnings. Errors in the packaging or dispensing of pharmaceuticals could lead to serious injury or death. Furthermore, the applicable PRC laws, rules and regulations require our in-store pharmacists to offer counseling to our customers, without additional charge, about medication, dosage, delivery systems, common side effects, and other information the in-store pharmacists deem significant. Our in-store pharmacists sometimes also have a duty to warn customers regarding any potential negative effects of a prescription drug if the warning could reduce or negate these effects, and we may be liable for claims arising from any advice given by our in-store pharmacists. Product liability or personal injury claims may be asserted against us with respect to any of the products or pharmaceuticals we sell or services we provide, and we may be required to pay for substantial monetary damages for any successful product liability or personal injury claim against us. We may, however, in product liability claims, have the right under applicable PRC laws, rules and regulations to recover from the relevant manufacturer any compensation we paid to our customers in connection with such claim. However, even if we successfully defend ourselves against this type of claim, we could be required to spend significant management, financial and other resources in the process, which could disrupt our business. Our reputation and our brand names may also suffer as a result of any product liability or personal injury claims against us. Like many other similar companies in China, we do not carry product liability insurance. A product recall or damage to our reputation in the event of a product liability or personal injury claim or judgment against us could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to fines and penalties if we fail to comply with the applicable PRC laws and regulations governing sales of medicines under China’s National Medical Insurance Program.

Eligible participants in China’s national medical insurance program, mainly consisting of urban residents in China, are entitled to buy medicines using their medical insurance cards from an authorized pharmacy, provided that the medicines they purchase have been included in the national or provincial medical insurance catalogs. The pharmacy, in turn, obtains reimbursement from the relevant government social security bureaus. Moreover, the applicable PRC laws, rules and regulations prohibit pharmacies from selling goods other than pre-approved medicines when purchases are made with medical insurance cards. We have established procedures to prohibit our drugstores from selling unauthorized goods to customers who make purchases with medical insurance cards. However, we cannot provide assurance that those procedures will be strictly followed by all of our employees in all of our stores.

Risks Relating to Our Medical Services

If we do not attract and retain qualified physicians and other medical personnel, our ability to provide medical services would be adversely affected.

The success of our medical services will, in part, be dependent upon the number and quality of doctors, nurses and other medical support personnel that we employ and our ability to maintain good relationships with them. Our medical staff may terminate their employment with us at any time. If we are unable to successfully maintain good relationships with them, our ability to provide medical services may be adversely affected.

The provision of medical services is heavily regulated in the PRC and failure to comply with those regulations could result in penalties, loss of licensure, additional compliance costs or other adverse consequences.

Healthcare providers in China, as in most other populous countries, are required to comply with many laws and regulations at the national and local government levels. These laws and regulations relate to: licensing; the conduct of operations; the ownership of facilities; the addition of facilities and services; advertising; confidentiality, maintenance and security issues associated with medical records; billing for services; and prices for services. If we fail to comply with applicable laws and regulations, we could suffer penalties, including the loss of our licenses to operate. In addition, further healthcare legislative reform is likely, and could materially and adversely affect our business and results of operations in the event that we do not comply or if the cost of compliance is prohibitive. The above list of certain regulated areas is not exhaustive, and it is not possible to anticipate the exact nature of future healthcare legislative reform in China. Depending on the priorities set by the Chinese Ministry of Health, the political climate at any given time, the continued development of the Chinese healthcare system and many other factors, future legislative reforms may be highly comprehensive, including stringent infection control policies, improved rural healthcare facilities, increased regulation of the distribution of pharmaceuticals, and numerous other policy matters. Consequently, the implications of these future reforms could result in penalties, loss of licensure, additional compliance costs or other adverse consequences we cannot foresee at the present time.

As a provider of medical services, we are exposed to inherent risks relating to malpractice claims.

As a provider of medical services, any misdiagnosis or improper treatment may result in negative publicity regarding us or our services, which would harm our reputation. If we are found liable for malpractice, we may be required to pay substantial monetary damages. Furthermore, even if we successfully defend ourselves against a malpractice claim, we could be required to spend significant management, financial and other resources in the process, which could disrupt our business, and our reputation and brand name may also suffer. Since malpractice claims are not common in China, we do not carry malpractice insurance. As a result, any imposition of malpractice liability could materially harm our business, financial condition and results of operations.

Risks Related to Our Herb Farming

Our herb farming business is subject to the volatility of prices for raw TCM herbs.

We currently planted gingko trees in our leased farm land. In the future, we may continue to cultivate and sell certain herbs in bulk to third-party vendors, based on local market prices primarily determined by TCM manufacturers and trading companies. Such market prices have increased significantly in recent years in response to changes in the supply of and demand for raw herbs, market uncertainty and a variety of additional factors that are beyond our control, including inflation, changes in weather, disease outbreaks, domestic government regulation, market speculation and overall economic conditions. There can be no assurance that market prices, which historically have fluctuated widely, will continue to increase or remain stable, and any future declines in prices may negatively impact the viability of our herb farming business.

Unforeseen and severe weather can reduce cultivation activities and lead to a decrease in anticipated harvest.

Seasonal climate change and weather variations such as levels of rainfall and temperature may, among other things, affect the quality, overall supply and availability of raw herbs. Sustained adverse weather conditions in Zhejiang Province in general and in Lin’an in particular where our herbs are planted, such as rain, extreme cold or snow, could disrupt or curtail cultivation activities. This in turn could reduce our anticipated harvest yields, delay the timing of our anticipated harvest and distribution, and negatively affect the quality of our harvest. In addition, natural disasters such as fires, earthquakes, snowstorms, floods or droughts, or natural conditions such as crop disease, pests or soil erosion, may also negatively impact our cultivation and harvest.

In addition, the actual climatic conditions of Zhejiang Province and of Lin’an in particular may not conform to historical patterns and may be affected by variations in weather patterns, including any potential impact of climate change. The effects of climate change may produce more unpredictable weather events that may adversely affect our ability to cultivate and harvest successfully.

The occurrence of any of these may materially harm our herb farming business.

We have limited control over the availability and the quality of the local farmers with whom we cooperate because we do not employ them directly.

We rely on local farmers to farm and harvest our herbs, but do not employ them directly. Instead, they are recruited and employed by the local villagers’ committees with whom we negotiate. We have limited control over the availability and the quality of this labor force. A shortage of suitable labor may adversely affect our harvest yields.

Risks Related to Our Online Sales

We rely on computer software and hardware systems in managing our online sales, the capacity of which may restrict our growth and the failure of which could adversely affect our business, financial condition and results of operations.

We are dependent upon our electronic commerce system to carry out our online sales. Any system failure which causes interruptions to the input, retrieval and transmission of data, or increases in service time could disrupt our normal operations. Although we believe our existing disaster recovery plan that can handle the failure of our computer software and hardware systems, we cannot provide assurance that we can effectively carry out this disaster recovery plan and that we will be able to restore our operation within a sufficiently short time frame to avoid disruption to our business. Any failure in our computer software and/or hardware systems could have a material adverse effect on our business, financial condition and results of operations. In addition, if the capacity of our computer software and hardware systems fails to meet the increasing needs of our operations, our ability to grow may be constrained.

If our online business fails to obtain and maintain the requisite assets, licenses, qualified personnel and approvals required under the complex regulatory environment for Internet-based businesses in China, the business prospects for such business may be materially and adversely affected.

Internet-based businesses in China are highly regulated by China’s central government, and numerous regulatory authorities are empowered to issue and implement regulations governing various aspects of these businesses. Our online business is operated by our PRC subsidiary, Jiuzhou Pharmacy, which is required to obtain and maintain certain assets relevant to its business, such as computers and other electrical equipment, as well as applicable licenses or approvals from different regulatory authorities. These assets and licenses are essential to the operation of an e-commerce business and are generally subject to annual review by the relevant governmental authorities. Furthermore, we may be required to obtain additional licenses. If we fail to obtain or maintain any of the required assets, licenses or approvals, our Internet business may be subject to various penalties, such as confiscation of income, fines, and/or the discontinuation or restriction of its operations. Any such disruption may materially and adversely affect the prospects of our online business.

The operation results of our online business fluctuates and we cannot assure our efforts for alternative vendors will result in the stable increase in revenues from online pharmacy in the coming years

Our online pharmacy sales increased by approximately $7,733,445, or 34.4% for the year ended March 31, 2022, as compared to the year ended March 31, 2021. The increase was primarily caused by sales to commercial insurance customers via our official website and an increase in sales of prescription drugs via e-commerce platforms such as Tmall. The sales via our official website were primarily made by certain pharmacy benefit management providers and insurance companies. For example, we have signed a service contract with Yingda Taihe Life Insurance Co. Ltd. (“Yingda”), a national insurance company. Certain companies bought private health insurances from Yingda for their employees. By linking our online pharmacy platform with Yingda and educating these employees, they are able to buy health products on our online stores. The sales from these customers contributed significantly to our official website sales. Additionally, we maintained a membership care program targeted at chronic disease customers. We have closely interacted with our members via WeChat by providing healthcare knowledge and reminding our customers to refill medicine. By implementing a personalized customer care program, we were able to promote our sales.

Our IT system may not perform as anticipated and is vulnerable to damage and interruption, which may lead to leakage of personal data of the employees of our end-users and our seconded employees

Our online sales is dependent on our IT system. We have in our possession a substantial amount of personal data related to the employees of our end users and our seconded employees. We are obliged to keep all the personal data in our possession in such manner required by the laws and regulations relating to personal data protection implemented in the PRC. If our IT system experiences any functional problems or there is any failure of our IT system due to power outages, hacker attacks, computer viruses, security breaches and errors in usage by our internal employees causing any breach of confidentiality by us or any failure to comply with the protection, collection, use and disclosure of personal data as prescribed under the relevant laws and regulations, resulting in personal data related to the employees of the end-users of our payroll outsourcing services or our seconded employees being leaked to or obtained by third parties, our reputation will be in jeopardy which could lead to loss of our major customers. The employees of the end-users of our payroll outsourcing services or our seconded employees may also take legal actions against us for damages and/or compensation for the loss that may have arisen or been incurred therefrom, in addition to the penalties prescribed under the relevant laws and regulations in the PRC we are subject to.

The internal control procedures we have implemented to safeguard the security and confidentiality of our customer database may not effectively prevent leakage of personal data or unauthorized access to our customer database under all circumstances. If such incident happens, we may be subject to investigation, litigation, arbitration and other forms of legal proceedings and/or dispute for breach of personal data privacy laws and regulations in the PRC, and our management team will have to divert substantial time, effort and resources to handle the legal procedures.

Failure to comply with privacy, data protection and cyber security laws and regulations could have a materially adverse effect on our reputation, results of operations or financial condition, or have other adverse consequences

The collection, storage, hosting, transfer, processing, disclosure, use, security and retention and destruction of personal information required to provide our services is subject to national and foreign privacy, data protection and cyber security laws. These laws, which are not uniform, generally do one or more of the following: regulate the collection, storage, hosting, transfer (including in some cases, the transfer outside the country of collection), processing, disclosure, use, security and retention and destruction of personal information; require notice to individuals of privacy practices; give individuals certain access and correction rights with respect to their personal information; and regulate the use or disclosure of personal information for secondary purposes such as marketing. Under certain circumstances, some of these laws require us to provide notification to affected individuals, clients, data protection authorities and/or other regulators in the event of a data breach. In many cases, these laws apply not only to third-party transactions, but also to transfers of information among the Company and its subsidiaries.

We believe that providing insights from data, including artificial intelligence and machine learning, will become increasingly important to the value that our solutions and services deliver to our customers. However, the ability to provide data-driven insights may be constrained by current or future regulatory requirements or ethical considerations that could restrict or impose burdensome and costly requirements on our ability to leverage data in innovative ways.

Complying with privacy, data protection and cyber security laws and requirements may result in significant costs to our business and require us to amend certain of our business practices. Further, enforcement actions and investigations by regulatory authorities related to data security incidents and privacy violations continue to increase. The future enactment of more restrictive laws, rules or regulations and/or future enforcement actions or investigations could have a materially adverse impact on us through increased costs or restrictions on our businesses and noncompliance could result in significant regulatory penalties and legal liability and damage our reputation. In addition, data security events and concerns about privacy abuses by other companies are changing consumer and social expectations for enhanced privacy and data protection. As a result, even the perception of noncompliance, whether or not valid, may damage our reputation.

Risks Related to Our Corporate Structure

If the PRC government deems that the VIE Agreements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries or other laws or regulations of the PRC, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, which may therefore materially reduce the value of our ordinary shares or cause them to become worthless.

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our VIEs in the PRC, Jiuzhou Pharmacy (including its subsidiaries and controlled entities), Jiuzhou Clinic and Jiuzhou Service, in which we have no equity ownership interest and must rely on contractual arrangements to control and operate the businesses of our VIEs. These contractual arrangements are not as effective in providing control over the VIEs as direct ownership. For example, the VIEs may be unwilling or unable to perform its contractual obligations under our commercial agreements. Consequently, we would not be able to conduct our operations in the manner currently planned, we cannot provide assurance that the Key Personnel will act in our best interests. Under such circumstances, we may have to rely on legal remedies under Chinese law, which may not be effective in providing us any relief. In addition, the VIEs may seek to renew its agreements on terms that are disadvantageous to us. Although we have entered into a series of agreements that provide us with substantial ability to control the VIEs, we may not succeed in enforcing our rights under them insofar as our contractual rights and legal remedies under PRC law are inadequate. In addition, if we are unable to renew these agreements on favorable terms when these agreements expire or enter into similar agreements with other parties, our business may not be able to operate or expand, and our operating expenses may significantly increase.

Since we rely on contractual arrangements to control HJ Group and for substantially all of our revenue, the termination of such agreements will severely and detrimentally affect our continuing business viability under our current corporate structure.

Since we do not own equity interests of HJ Group, the termination of our contractual arrangements with them would sever our ability to continue receiving payments from them under our current holding company structure. We cannot provide assurance that there will not be any event or reason that may cause the contractual arrangements to terminate. In the event that the contractual arrangements terminate, we will lose our control over them and their business operations and, as a result, over our primary sources of revenue. This may have a severe and detrimental effect on our continuing business viability under our current corporate structure, which in turn may affect the value of your investment. Should this occur, we may seek to acquire control of HJ Group through other means, although we cannot guarantee that we will do so, nor can we guarantee that we will be successful if we do.

Because our holding company is an exempted company incorporated in the Cayman Islands with limited liability, it is classified as a foreign enterprise under PRC laws and regulations, and our wholly foreign-owned enterprises in the PRC will be foreign-invested enterprises. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the consolidated VIEs and hence consolidate its financial results as our consolidated VIEs under U.S. GAAP.

Chinese regulations limit foreign ownership of any pharmacy operator with thirty (30) or more stores, and limit foreign ownership of medical clinics to Sino-foreign joint venture. The entities that operate our pharmacies and clinics are controlled by us through contractual arrangements. The validity of such contractual arrangements is uncertain. If the Chinese government determines that these contractual arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in the relevant Chinese laws and regulations may materially and adversely affect our business.

Current PRC regulations limit foreign ownership of a pharmacy operator to forty nine percent (49%) if such operator owns interests in thirty (30) or more drugstores in China that sell a variety of branded pharmaceutical products sourced from different suppliers. Since we do not own any equity interests in Jiuzhou Pharmacy (or its subsidiary Jiuxin Medicine), but instead control it through contractual arrangements, we do not believe that the regulations limiting foreign ownership apply to us even if Jiuzhou Pharmacy or Jiuxin Medicine expands beyond thirty (30) stores. In fact, Jiuzhou Pharmacy has expended to one hundred and eleven (111) stores as of March 31, 2022.

Similarly, PRC regulations restrict foreign ownership of medical practices in China to Sino-foreign joint ventures. Since we do not have any actual equity interest in Jiuzhou Clinic or Jiuzhou Service, but control these entities through contractual arrangements, we do not believe that such PRC regulations are applicable to us or our structure.

There are, however, uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of our contractual arrangements. Although the structures for operating our business in China (including our corporate structure and contractual arrangements with Jiuzhou Pharmacy, Jiuzhou Clinic, Jiuzhou Service and the Key Personnel) comply with all applicable PRC laws, rules and regulations, and do not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations, we cannot provide assurance that a regulatory authority will not determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations. If any such authority determines that our contractual arrangements are in violation of applicable PRC laws, rules or regulations, our contractual arrangements may become invalid or unenforceable, and we may not be able to consolidate the operations of HJ Group with our results of operations. In addition, new PRC laws, rules and regulations may be introduced from time to time to impose additional requirements that may be applicable to our contractual arrangements. For example, pursuant to the new Civil Code in China promulgated in May 2020, the pledge of any equity interests of a PRC private entity shall become effective once it is duly registered with the local branches of the SAIC. The SAIC issued the Administrative Measures for Registrations of Share Pledge on September 1, 2008, further amended to its current version on April 29, 2016, which has failed to provide detailed procedural guidance for the local SAIC offices to handle the registrations of pledged shares. In accordance with the Foreign Investment Law, the State Council promulgated and approved in 2021 a list of special administrative measures for market access of foreign investments, or the Negative List. The Negative List contains no limits or restrictions on foreign investment holdings in the pharmaceutical or retail industries. The Equity Pledge Agreement that forms a part of the contractual arrangements creates a legally binding obligation on the parties upon the execution date; however, the pledge established under such agreement does not become effective until due registration with the local SAIC office. On May 18, 2010, registration of the pledged equity interests in Jiuzhou Pharmacy was completed.

The Chinese government has broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business and other licenses, and requiring actions necessary for compliance. In particular, licenses and permits issued or granted to us by the relevant governmental bodies may be revoked at a later time by higher regulatory bodies. We cannot predict the effect of the interpretation of existing or new Chinese laws or regulations on our businesses. We cannot provide assurance that our current ownership and operating structure will not be found in violation of any current or future Chinese laws or regulations. As a result, we may be subject to sanctions, including fines, and could be required to restructure our operations or cease the provision of certain services. Any of these or similar actions could significantly disrupt our business operations or restrict us from conducting a substantial portion of our business operations, which could materially and adversely affect our business, financial condition and results of operations.

If we are determined to be in violation of any existing or future PRC laws, rules or regulations, or fail to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses of the HJ Group entities;

●	discontinuing or restricting the operations of the HJ Group entities;

●	imposing conditions or requirements with which we or the HJ Group entities may not be able to comply;

●	requiring us or the HJ Group entities to restructure the relevant ownership structure or operations; and/or

●	imposing fines.

The imposition of any of these penalties would severely disrupt our ability to conduct business and have a material adverse effect on our financial condition, results of operations and prospects.

In addition, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations and the market price of our ordinary shares. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our consolidated VIEs or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIEs in our consolidated financial statements, which may cause the value of our securities to materially decline. Moreover, if the PRC government determines that the contractual arrangements constituting part of our VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our securities may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries that conduct all or substantially all of our operations.

Our current corporate structure and business operations and the market price of our ordinary shares may be affected by the newly enacted Foreign Investment Law which does not explicitly classify whether VIEs that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors.

The VIE structure has been adopted by many Chinese-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. On March 15, 2019, the National People’s Congress, China’s national legislative body (the “NPC”) approved the Foreign Investment Law, which took effect on January 1, 2020. On December 26, 2019, the PRC State Council approved the Implementation Rules of the Foreign Investment Law, which came into effect on January 1, 2020. Since they are relatively new, uncertainties exist in relation to their interpretation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements being viewed as a form of foreign investment. Therefore, there can be no assurance that our control over our consolidated VIE through contractual arrangements will not be deemed as foreign investment in the future.

In accordance with the Foreign Investment Law, the State Council promulgated and approved in 2021 a list of special administrative measures for market access of foreign investments, or the Negative List. The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Negative List. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. Pursuant to the Negative List, the Company’s four business segments ((1) retail drugstores, (2) online pharmacy, (3) wholesale of products similar to those that the Company carries in its pharmacies, and (4) farming and selling herbs used for traditional Chinese medicine) do not fall within the “prohibited” category. However, since the Negative List has been adjusted and updated almost on an annual basis in the recent years, we cannot assure you that the aforementioned business segments will continuously be beyond the “prohibited” category. If our control over our consolidated VIEs through contractual arrangements are deemed as foreign investment in the future, and any business of our consolidated VIEs is “restricted” or “prohibited” from foreign investment under the “Negative List” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our consolidated VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation and the market price of our ordinary shares.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations and the market price of our ordinary shares.

We rely principally on dividends paid by our consolidated operating entities to fund any cash and financing requirements we may have, and any limitation on the ability of our consolidated PRC entities to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company and rely principally on dividends paid by our consolidated PRC operating entities for cash requirements, including the funds required to service any debt we may incur, which are passed on to us through Jiuxin Management. If any of the consolidated operating entities incurs debt in its own name in the future, the instruments governing the debt may restrict dividends or other distributions on our equity interest to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements in a manner that would materially and adversely affect our ability to pay dividends and other distributions on our equity interest.

Furthermore, applicable PRC laws, rules and regulations permit payment of dividends by our consolidated PRC entities only out of their retained earnings, if any, determined in accordance with PRC accounting standards. Under PRC laws, rules and regulations, our consolidated PRC entities are required to set aside at least ten percent (10%) of their after-tax profit each year, based on PRC accounting standards, into their statutory surplus reserve funds until the accumulative amount of such reserves reaches fifty percent (50%) of their respective registered capital. Also, dividends cannot be distributed before any previous year’s loss has been offset. As a result, our consolidated PRC entities are restricted in their ability to transfer a portion of their net income to us whether in the form of dividends, loans or advances. As of March 31, 2022, our restricted reserves totaled $1,309,109 (RMB 9,513,278). Our restricted reserves are not distributable as cash dividends. Any limitation on the ability of our consolidated operating entities to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

Certain management members of HJ Group have potential conflicts of interest with us, which may adversely affect our business and your ability for recourse.

Mr. Lei Liu, our Chief Executive Officer and Chairman of our Board of Directors, is also the executive director of Jiuzhou Pharmacy, a general partner of Jiuzhou Clinic, and the supervising director of Jiuzhou Service. In addition, Mr. Liu has also lent us money out of his personal funds to help facilitate our payments of expenses in the U.S., as well as to purchase a land use right. Ms. Li Qi, our Corporate Secretary and a member of our Board of Directors, is the general manager of each of Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service, and a general partner of Jiuzhou Clinic. Conflicts of interests between their respective duties to our company and HJ Group may arise. As our directors and executive officers, they have a duty of loyalty and care to us under U.S. and Hong Kong law when there are any potential conflicts of interests between our company and HJ Group. We cannot provide assurance, however, that when any conflicts of interest arise, both of them will act completely in our interests or that conflicts of interests will be resolved in our favor. For example, they may determine that it is in HJ Group’s interests to sever the contractual arrangements with Jiuxin Management, irrespective of the effect such action may have on us. In addition, either one of them could violate his or her legal duties by diverting business opportunities from us to others, thereby affecting the amount of payment that HJ Group is obligated to remit to us under the Consulting Services Agreement.

In the event that you believe that your rights have been infringed under securities laws or otherwise as a result of any one of the circumstances described above, it may be difficult or impossible for you to bring an action against HJ Group, or our officers or directors who are members of the management, all of whom reside within China. Even if you are successful in bringing an action, the laws of China may render you unable to enforce a judgment against the assets of HJ Group and its management, all of which are located in China.

Risks Related to Doing Business in China

Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business that we may be able to conduct in the PRC and accordingly on the results of our operations and financial condition.

Our business operations conducted through our PRC operating entities may be adversely affected by the current and future political environment in the PRC. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. The Chinese government exerts substantial influence and control over the manner in which we must conduct our business activities. Our ability to operate in China may be adversely affected by changes in Chinese laws and regulations. Under the current government leadership, the government of the PRC has been pursuing reform policies which have adversely affected China-based operating companies whose securities are listed in the United States, with significant policies changes being made from time to time without notice. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements. Only after 1979 did the Chinese government begin to promulgate a comprehensive system of laws that regulate economic affairs in general, deal with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade, as well as encourage foreign investment in China. Although the influence of the law has been increasing, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Also, because these laws and regulations are relatively new, and because of the limited volume of published cases and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. In addition, there have been constant changes and amendments of laws and regulations over the past 30 years in order to keep up with the rapidly changing society and economy in China. Because government agencies and courts provide interpretations of laws and regulations and decide contractual disputes and issues, their inexperience in adjudicating new business and new polices or regulations in certain less developed areas causes uncertainty and may affect our business. Consequently, we cannot predict the future direction of Chinese legislative activities with respect to either businesses with foreign investment or the effectiveness on enforcement of laws and regulations in China. The uncertainties, including new laws and regulations and changes of existing laws, as well as judicial interpretation by inexperienced officials in the agencies and courts in certain areas, may cause possible problems to foreign investors. Although the PRC government has been pursuing economic reform policies for more than two decades, the PRC government continues to exercise significant control over economic growth in the PRC through the allocation of resources, controlling payments of foreign currency, setting monetary policy and imposing policies that impact particular industries in different ways. We cannot assure you that the PRC government will continue to pursue policies favoring a market oriented economy or that existing policies will not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting political, economic and social life in the PRC. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities being offered. Any adverse changes in Chinese laws and regulations and the Chinese government’s significant oversight and discretion over the conduct of our business could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

We may be adversely affected by complexity, uncertainties and changes in Chinese regulation of drugstores and the practice of medicine.

The Chinese government regulates drugstores and the practice of medicine, including foreign ownership and requirements for licenses and permits. These laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be a violation of applicable laws and regulations.

The interpretation and application of existing Chinese laws, regulations and policies and possible new laws, regulations or policies have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, pharmaceutical businesses in China, including our business. We currently only have contractual control over the HJ Group entities, and do not own them due to the restrictions on foreign ownership of such companies. However, changes to laws in the PRC may force us to restructure our ownership structure or our operations, which would severely disrupt our ability to conduct business and have a material adverse effect on our financial condition, results of operations and prospects.

Uncertainties relating to the regulation of drugstores and medical practice in China also extend to evolving licensing practices, which means that permits, licenses or operations at our company may be subject to challenge. This may disrupt our business or subject us to sanctions, requirements to increase capital, or other conditions or enforcement. In turn, this could compromise enforceability of related contractual arrangements, or have other harmful effects on us.

Our contractual arrangements with HJ Group and the Key Personnel may not be as effective in providing control over these entities as direct ownership.

We have no equity ownership interest in HJ Group, and rely on contractual arrangements to control and operate the HJ Group companies and their businesses. These contractual arrangements may not be as effective in providing control over these companies as direct ownership. For example, any one of them could fail to take actions required for our business despite its contractual obligation to do so. Under such circumstances, we may have to rely on legal remedies under Chinese law, which may not be effective in providing us any relief. In addition, we cannot provide assurance that the Key Personnel will act in our best interests.

We rely principally on dividends paid by our consolidated operating entities to fund any cash and financing requirements we may have, and any limitation on the ability of our consolidated PRC entities to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company and rely principally on dividends paid by our consolidated PRC operating entities for cash requirements, including the funds required to service any debt we may incur, which are passed on to us through Jiuxin Management. If any of the consolidated operating entities incurs debt in its own name in the future, the instruments governing the debt may restrict dividends or other distributions on our equity interest to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements in a manner that would materially and adversely affect our ability to pay dividends and other distributions on our equity interest.

Furthermore, applicable PRC laws, rules and regulations permit payment of dividends by our consolidated PRC entities only out of their retained earnings, if any, determined in accordance with PRC accounting standards. Under PRC laws, rules and regulations, our consolidated PRC entities are required to set aside at least ten percent (10%) of their after-tax profit each year, based on PRC accounting standards, into their statutory surplus reserve funds until the accumulative amount of such reserves reaches fifty percent (50%) of their respective registered capital. Also, dividends cannot be distributed before the any previous year’s loss has been offset. As a result, our consolidated PRC entities are restricted in their ability to transfer a portion of their net income to us whether in the form of dividends, loans or advances. As of March 31, 2022, our restricted reserves totaled $1,309,109(RMB9,513,278). Our restricted reserves are not distributable as cash dividends. Any limitation on the ability of our consolidated operating entities to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

If the PRC government deems that the VIE Agreements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries or other laws or regulations of the PRC, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, which may therefore materially reduce the value of our ordinary shares or cause them to become worthless.

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our VIEs in the PRC, Jiuzhou Pharmacy (including its subsidiaries and controlled entities), Jiuzhou Clinic and Jiuzhou Service, in which we have no equity ownership interest and must rely on contractual arrangements to control and operate the businesses of our VIEs. These contractual arrangements are not as effective in providing control over the VIEs as direct ownership. For example, the VIEs may be unwilling or unable to perform its contractual obligations under our commercial agreements. Consequently, we would not be able to conduct our operations in the manner currently planned. In addition, the VIEs may seek to renew its agreements on terms that are disadvantageous to us. Although we have entered into a series of agreements that provide us with substantial ability to control the VIEs, we may not succeed in enforcing our rights under them insofar as our contractual rights and legal remedies under PRC law are inadequate. In addition, if we are unable to renew these agreements on favorable terms when these agreements expire or enter into similar agreements with other parties, our business may not be able to operate or expand, and our operating expenses may significantly increase.

Because our holding company is an exempted company incorporated in the Cayman Islands with limited liability, it is classified as a foreign enterprise under PRC laws and regulations, and our wholly foreign-owned enterprises in the PRC will be foreign-invested enterprises. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the consolidated VIEs and hence consolidate its financial results as our consolidated VIEs under U.S. GAAP.

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations, and each of the contracts among our wholly-owned PRC subsidiary, our consolidated VIEs and their shareholders is valid, binding and enforceable in accordance with its terms. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Thus, the PRC governmental authorities may take a view contrary to ours. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate structure and contractual arrangements are deemed by the relevant regulators that have competent authority, to be illegal, either in whole or in part, we may lose control of our consolidated VIEs and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking our business and operating licenses that are related to the VIEs;

●	levying fines on us;

●	confiscating any of our income that they deem to be obtained through illegal operations;

●	shutting down our services that are related to the VIEs;

●	discontinuing or restricting our operations in China that are related to the VIEs;

●	imposing conditions or requirements with which we may not be able to comply;

●	requiring us to change our corporate structure and contractual arrangements;

●	restricting or prohibiting our use of the proceeds from overseas offering to finance our consolidated VIE’s business and operations; and

●	taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations and the market price of our ordinary shares. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our consolidated VIEs or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIEs in our consolidated financial statements, which may cause the value of our securities to materially decline. Moreover, if the PRC government determines that the contractual arrangements constituting part of our VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our securities may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries that conduct all or substantially all of our operations.

Compliance with China’s new Data Security Law, Measures on Cybersecurity Review, Personal Information Protection Law (second draft for consultation), regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect our business.

China has implemented or will implement rules and is considering a number of additional proposals relating to data protection. China’s new Data Security Law took effect in September 2021. The Data Security Law provides that the data processing activities must be conducted based on “data classification and hierarchical protection system” for the purpose of data protection and prohibits entities in China from transferring data stored in China to foreign law enforcement agencies or judicial authorities without prior approval by the Chinese government.

Additionally, China’s Cyber Security Law requires companies to take certain organizational, technical and administrative measures and other necessary measures to ensure the security of their networks and data stored on their networks. Specifically, the Cyber Security Law provides that China adopt a multi-level protection scheme (MLPS), under which network operators are required to perform obligations of security protection to ensure that the network is free from interference, disruption or unauthorized access, and prevent network data from being disclosed, stolen or tampered. Under the MLPS, entities operating information systems must have a thorough assessment of the risks and the conditions of their information and network systems to determine the level to which the entity’s information and network systems belong-from the lowest Level 1 to the highest Level 5 pursuant to a series of national standards on the grading and implementation of the classified protection of cyber security. The grading result will determine the set of security protection obligations that entities must comply with. Entities classified as Level 2 or above should report the grade to the relevant government authority for examination and approval.

Recently, the Cyberspace Administration of China has taken action against several Chinese internet companies in connection with their initial public offerings on U.S. securities exchanges, for alleged national security risks and improper collection and use of the personal information of Chinese data subjects. According to the official announcement, the action was initiated based on the National Security Law, the Cyber Security Law and the Measures on Cybersecurity Review, which are aimed at “preventing national data security risks, maintaining national security and safeguarding public interests.” On July 10, 2021, the Cyberspace Administration of China published a revised draft of the Measures on Cybersecurity Review, expanding the cybersecurity review to data processing operators in possession of personal information of over 1 million users if the operators intend to list their securities in a foreign country.

It is unclear at the present time how widespread the cybersecurity review requirement and the enforcement action will be and what effect they will have on our business. China’s regulators may impose penalties for non-compliance ranging from fines or suspension of operations, and this could lead to us delisting from the U.S. stock market.

Also, the Personal Information Protection Law released by the National People’s Congress became effective on November 1, 2021. The law creates a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in China, and the processing of personal information of persons in China outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China. The law also provides that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to-be-set by Chinese cyberspace regulators are also required to store in China personal information generated or collected in China, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information. Lastly, the draft contains proposals for significant fines for serious violations of up to RMB 50 million or 5% of annual revenues from the prior year and may also be ordered to suspend any related activity by competent authorities.

Interpretation, application and enforcement of these laws, rules and regulations evolve from time to time and their scope may continually change, through new legislation, amendments to existing legislation and changes in enforcement. Compliance with the Cyber Security Law and the Data Security Law could significantly increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that our practices, offerings or platform could fail to meet all of the requirements imposed on us by the Cyber Security Law, the Data Security Law and/or related implementing regulations. Any failure on our part to comply with such law or regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in unauthorized access, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing counterparties from contracting with us or result in investigations, fines, suspension or other penalties by Chinese government authorities and private claims or litigation, any of which could materially adversely affect our business, financial condition and results of operations. Even if our practices are not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm our reputation and brand and adversely affect our business, financial condition and results of operations. Moreover, the legal uncertainty created by the Data Security Law and the recent Chinese government actions could materially adversely affect our ability, on favorable terms, to raise capital, including engaging in follow-on offerings of our securities in the U.S. market.

The approval of the China Securities Regulatory Commission (“CSRC”) may be required in connection with this offering under a PRC regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. Currently, there is no consensus among leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.

Based on our understanding of the Chinese laws and regulations in effect at the time of this prospectus, we will not be required to submit an application to the CSRC for its approval of this offering and the listing and trading of our ordinary shares on Nasdaq in the context of this offering. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and our belief is subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules or overseas offering approval. We cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we do.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments, which required that, among others, in addition to “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. We do not believe we are among the “operator of critical information infrastructure” or “data processor” as mentioned above. Based on the above and our understanding of the Chinese laws and regulations currently in effect as of the date of this prospectus, we are not required to submit an application to the CSRC or the CAC for the approval of this offering and the listing and trading of our securities on the Nasdaq. As of the date of this report, (i) the Company does not hold personal information of over one million users; (ii) the Company and its subsidiaries have not been informed by any PRC governmental authority of any requirement that it file for a cybersecurity review; and (iii) the Company and its subsidiaries have never disclosed any customer or supplier information within China (except when requested by related parties, the company and its subsidiaries tailor their customer or supplier information disclosures to the narrowest possible scope), therefore, the Company believes it is not required to pass cybersecurity review of CAC. We are also not aware that there are relevant laws or regulations in the PRC explicitly requiring us to seek approval from the China Securities Regulatory Commission for our overseas listing. Further, as of the date of this report, the Company and its subsidiaries 1) did not collect any data that will or may negatively influence PRC’s national security; and 2) strictly follow the relevant PRC laws and regulations. Since these statements and regulatory actions are new, however, official guidance and related implementation rules have not been issued. However, the revised draft of the Measures for Cybersecurity Review is in the process of being formulated and the Opinions remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities. Thus, it is still uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals. Furthermore, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering and any follow-on offering, we may be unable to obtain such approvals which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors. For instance, in the event that the CSRC approval or any regulatory approval is required for this offering, or if the CSRC or any other PRC government authorities promulgates any new laws, rules or regulations or any interpretation or implements rules before our listing that would require us to obtain the CSRC or any other governmental approval for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the securities that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the securities we are offering, you would be doing so at the risk that the settlement and delivery may not occur. Any uncertainties or negative publicity regarding such approval requirements could have a material adverse effect on our ability to complete this offering or any follow-on offering of our securities or the market for and market price of our ordinary shares.

It may be difficult for U.S. regulators, such as the Department of Justice, the SEC, and other authorities, to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with regulatory authorities in the Unities States—including the SEC and the Department of Justice—may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China against us or our management based on United States or other foreign laws.

We are a holding company and conduct our business through our subsidiaries and controlled companies in the PRC. In addition, all of our operating assets are located in, and all of our other senior executive officers reside within, China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon those of our senior executive officers and directors that do not reside in the United States, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our Chinese counsel has advised us that China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts. As a result, our public shareholders may face substantially more difficulty in protecting their interests through actions against our management or directors than would shareholders of a corporation with assets and management located in the United States.

Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with China-based operations, all of which could increase our compliance costs, subject us to additional disclosure requirements.

The recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, may lead to additional regulatory review in China over our financing and capital raising activities in the United States. In addition, we may be subject to industry-wide regulations that may be adopted by the relevant PRC authorities, which may have the effect of restricting the scope of our operations in China, or causing the suspension or termination of our business operations in China entirely, all of which will materially and adversely affect our business, financial condition and results of operations. We may have to adjust, modify, or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost-efficient, or liability-free manner or at all.

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with China-based operating companies before their registration statements will be declared effective. On August 1, 2021, the China Securities Regulatory Commission stated in a statement that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of Chinese companies and the recent regulatory development in China, and that both countries should strengthen communications on regulating China-related issuers. We cannot guarantee that we will not be subject to tightened regulatory review and we could be exposed to government interference in China.

The advent of recent healthcare reform directives from China’s central government may increase both competition and our cost of doing business.

Under the auspices of the Healthy China 2020 program (the “Program”), published by China’s National Development and Reform Commission in October 2008, the central government has set in motion a series of policies in fairly rapid succession aimed to improve China’s healthcare system. Such policies include (1) discouraging hospitals from both prescribing and dispensing medication, (2) the unveiling in April 2009 of formal healthcare reform guidelines aimed at improving the availability of and subsidies for “essential” drugs, and (3) the announcement in August 2009 of China’s National Essential Drugs List (“NEDL”), initially listing approximately three hundred (300) medicines to be sold at government-controlled prices. While an underlying goal of these policies is to make drugs more accessible to China’s poorer population, these policies also serve to create opportunities that in turn will intensify business competition in the Chinese retail drugstore industry, as well as competition for skilled labor and retail spaces. Additionally, we expect the NEDL to result in a rise in the number of government-subsidized community healthcare service centers, which in turn may erode the convenience and price advantage that our drugstores traditionally enjoy against hospitals.

Our management will have broad discretion over the use of the proceeds we receive from our financing activities and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from any offerings we may conduct from time to time, and the shareholders will be relying on the judgment of our management regarding the application of these proceeds. Except as described in our offering books, the net proceeds received by us from our offerings will be added to our general funds and will be used for general corporate purposes. Our management might not apply the net proceeds from offerings of our securities in ways that increase the value of your investment and might not be able to yield a significant return, if any, on any investment of such net proceeds. You may not have the opportunity to influence our decisions on how to use such proceeds.

Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service are subject to restrictions on making payments to us.

We rely substantially on our contractual arrangements with Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service for our revenue. The Chinese government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of China. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. Furthermore, if these companies incur debt on their own in the future, the instruments governing the debt may restrict their ability to make payments. If we are unable to receive all of the revenues from our operations through these contractual arrangements, we may be unable to pay dividends on our ordinary shares.

Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax.

The Enterprise Income Tax Law (“EIT Law”) provides that a maximum income tax rate of twenty percent (20%) is applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC. However, the State Council has reduced such rate to ten percent (10%) through the implementation regulations. We are a Cayman Islands holding company and substantially all of our income is derived from our subsidiaries and controlled companies located in the PRC. Therefore, dividends paid to us from China may be subject to the ten percent (10%) income tax if we are considered a “non-resident enterprise” under the EIT Law. If we are required to pay income tax for any dividends we receive from our PRC subsidiaries under the EIT Law and its implementation regulations, it may have a material and adverse effect on our net income and materially reduce the amount of dividends, if any, and we may pay to our shareholders.

We face risks related to disease epidemics and other outbreaks.

The economy, infrastructure and livelihood of the people of the PRC or such other jurisdictions may be materially and adversely affected by acts of God, acts of war and terrorism, natural disasters, riots, epidemics and other disasters which are beyond our control. Our business, financial condition and results of operations may be adversely affected if these events occur.

For example, epidemics threaten people’s lives and may adversely affect their livelihood as well as their living and consumption patterns. The occurrence of an epidemic is beyond our control, and we cannot assure you that the outbreak of coronavirus (including COVID-19), severe acute respiratory syndrome, the H5N1 strain of avian influenza, the H1N1 strain of swine flu, the Zika virus or any other epidemics or pandemics will not happen. Any epidemic or pandemic occurring, such as the most recent outbreak of COVID-19, in the PRC, or even in areas outside of the PRC, may severely affect and restrict the level of economic activity as the government may impose regulatory administrative measures quarantining affected areas or other measures to control the outbreak of the disease, which in turn may adversely affect our business, financial condition and results of operations. Acts of war and terrorism may cause damage or disruption to us or our employees, facilities, markets, suppliers or customers, any of which may adversely impact our revenue, cost, financial condition and results of operations or the trading price of our securities. Potential war or terrorist attacks may also cause uncertainty and cause our business to suffer in ways that we cannot currently predict.

Failure to comply with the U.S. Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

We are required to comply with the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with us, are not subject to these prohibitions, and therefore may have a competitive advantage over us. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur in the PRC. If our competitors engage in these practices, they may receive preferential treatment in the PRC, giving them an advantage in securing business, which would put us at a disadvantage. We cannot provide assurance that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

If relations between the United States and China worsen, investors may be unwilling to hold or buy our stock and our stock price may decrease.

At various times in recent years, the United States and China have had significant disagreements over political and economic issues. Controversies may arise in the future between the two countries. Any political or trade controversies between the United States and China, whether or not directly related to our business, could reduce the price of our ordinary shares.

Our auditor, YCM CPA Inc., is headquartered in California, and is subject to inspection by the PCAOB on a regular basis. To the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for our company become located in China, the PCAOB may not be able inspect such audit documentation and, as such, you may be deprived of the benefits of such inspection and our ordinary shares could be delisted from the stock exchange pursuant to the Holding Foreign Companies Accountable Act.

Our independent registered public accounting firm issued an audit opinion on the financial statements included in our annual reports filed with the SEC. Our independent registered public accounting firm’s audit documentation related to their audit reports included in our annual reports is located in China, and audit procedures take place within China’s borders. As auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB. However, work papers located in China are not currently inspected by the PCAOB because the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities.

Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. However, the PCAOB is currently unable to inspect an auditor’s audit work related to a company’s operations in China and where such documentation of the audit work is located in China. As a result, our investors may be deprived of the benefits of the PCAOB’s oversight of auditors that are located in China through such inspections.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations outside United States, especially in China. On April 21, 2020, the SEC and the PCAOB issued another joint statement highlighting the significant disclosure, financial reporting and other risks associated with emerging market investments, including the PCAOB’s continued inability to inspect audit work papers in China. These joint statements reflect a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and the PCAOB will take to address the problem and its impact on Chinese companies listed in the United States.

The inability of the PCAOB to conduct inspections of an auditor’s work papers in China makes it more difficult to evaluate the effectiveness of any of our auditor’s audit procedures or quality control procedures that may be located in China as compared to auditors outside of China that are subject to PCAOB inspections. Investors may consequently lose confidence in our reported financial information and procedures and the quality of our financial statements.

In June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, and passed requiring the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act, which in effect would prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over-the-counter” if registrant’s financial statements have, for a period of three years, been audited by an accounting firm branch or office that is not subject to PCAOB inspection. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law. These recent developments would add uncertainties to our securities and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements or whether, as a condition to continued listing on Nasdaq, we would be required to change auditors to a firm that is subject to inspection by the PCAOB. The possibility that we may be required to change auditors may have a material adverse effect upon the market for and market price of our ordinary shares. If we fail to change auditors to meet the Nasdaq requirement and we are required by the Holding Foreign Companies Accountable Act to delist from the Nasdaq Capital Market because our present auditor is located in China and the PCAOB is unable to conduct inspections on such auditor, and our shares are unable to be listed on another securities exchange by the time of such potential delisting, then such a delisting would substantially impair your ability to sell or purchase our shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our shares.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA, which became effective on May 5, 2021. We will be required to comply with these rules if the SEC identifies our auditors as having a “non-inspection” year under a process to be subsequently established by the SEC.

On May 13, 2021, the PCAOB proposed a new rule for implementing the HFCAA. Among other things, the proposed rule provides a framework for the PCAOB to use when determining, under the HFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The proposed rule would also establish the manner of the PCAOB’s determinations; the factors the PCAOB will evaluate and the documents and information it will consider when assessing whether a determination is warranted; the form, public availability, effective date, and duration of such determinations; and the process by which the board of the PCAOB can modify or vacate its determinations. The proposed rule was adopted by the PCAOB on September 22, 2021 and approved by the SEC on November 5, 2021.

On June 22, 2021, the U.S. Senate passed AHFCAA which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, under this proposal, if the auditor is not subject to PCAOB inspections for two consecutive years, it will trigger the prohibition on trading, thus posing more risks on potential delisting as well as the price of Company’s ordinary shares especially on foreign companies.

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, the Public Company Accounting Oversight Board (the “PCAOB”) issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in parts of the PRC including: (i) Mainland China, and (ii) Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations.

Our auditor, the independent registered public accounting firm that issues the audit report for the year ended March 31, 2022 included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Irvine, California and has not been inspected by the PCAOB, but according to our auditor, it will be inspected by the PCAOB on a regular basis. In the event that, in the future, either there is any regulatory change or step taken by PRC regulators that does not permit YCM CPA Inc. to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the determinations so that our PRC operating entities will be subject to the HFCA Act, as the same may be amended, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including “over-the-counter” trading, may be prohibited, under the HFCA Act. The recent developments would add uncertainties to our listing and we cannot assure you whether Nasdaq Capital Market or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit.

The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to the PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company was not subject to the PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our shares on Nasdaq, which could materially impair the market for and market price of our ordinary shares.

Risks Related to an Investment in Our Securities

To date, we have not paid any cash dividends and we do not estimate to distribute any cash dividends in the foreseeable future.

We do not anticipate paying cash dividends on our ordinary shares in the foreseeable future and we may not have sufficient funds legally available to pay dividends. Even if the funds are legally available for distribution, we may nevertheless decide not to pay any dividends. We intend to retain all earnings for our operations.

Nasdaq may delist our ordinary shares from trading on the Nasdaq Capital Market for failing to maintain a minimum bid price of $1.00, which could limit investors’ ability to effect transactions in our ordinary shares and subject us to additional trading restrictions.

On July 26, 2021, the Company was first notified by the Nasdaq Stock Market LLC (“Nasdaq”), notifying us our failure to maintain a minimum bid price of $1.00 per share for 30 consecutive trading days under Nasdaq Listing Rules 5550(a)(2) and 5810(c)(3)(A). The Company was given its first 180-day extension, or until January 24, 2022 to regain compliance by maintaining a minimum closing bid price of at least $1.00 for a minimum of 10 consecutive trading days.

On January 25, 2022, the Company was notified by the Nasdaq regarding a second 180-day extension from or until July 25, 2022 to regain compliance. Effective April 7, 2022, the Company effected a 1-for-12 reverse stock split.

On April 25, 2022, the Company received a compliance letter from Nasdaq notifying that as of April 22, 2022, the Company evidenced a closing bid price of its ordinary shares at or greater than the $1.00 per share minimum requirement for the last 11 consecutive business days, from April 7, 2022 through April 22, 2022. Nasdaq stated that accordingly, Jo-Jo Drugstores has regained compliance with Nasdaq Marketplace Rule 5550(a)(2).

We cannot provide assurance that we will remain compliant with the Bid Price Rule in the future. If Nasdaq delists our ordinary shares from trading on its exchange due to incompliance, we could face significant material adverse consequences including:

●	a limited availability of market quotations for our ordinary shares;

●	a limited amount of news and analyst coverage for our company; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Although publicly traded, the trading market in our ordinary shares may be substantially less liquid than the average stock quoted on the Nasdaq Capital Market, and such low trading volume may adversely affect the price of our ordinary shares.

Although our securities has been listed on the Nasdaq Capital Market since April 22, 2010, the historical trading volume of our securities has generally been low. Limited trading volume will subject our ordinary shares to greater price volatility and may make it difficult for you to sell your shares at a price that is attractive to you.

The market price for our stock may be volatile, and such volatility may subject us to securities litigation.

The market price for our stock may be volatile and, when compared to seasoned issuers, subject to wide fluctuations in response to various factors, many of which are beyond our control, including the following:

●	actual or anticipated fluctuations in our quarterly operating results;

●	changes in financial estimates by securities research analysts;

●	conditions in the retail pharmacy markets;

●	changes in the economic performance or market valuations of other retail pharmacy operators;

●	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

●	addition or departure of key personnel;

●	fluctuations of exchange rates between RMB and the U.S. dollar;

●	intellectual property litigation; and

●	general economic or political conditions in China.

As an illustration of such volatility, the closing price of our ordinary shares during the fifty two (52) weeks preceding the date of this report ranged from a low of $1.68 to a high of $10.32. In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our stock.

In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

Techniques employed by manipulative short sellers in Chinese small-cap stocks may drive down the market price of our ordinary shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from the difference in the sale price of the borrowed securities and the purchase price of the replacement shares. As it is therefore in the short seller’s best interests for the price of the stock to decline, there have been incidents of short sellers publishing, or arranging to publish negative opinions in order to create negative market momentum. While traditionally these disclosed shorts have been limited in their ability to access mainstream business media or to otherwise create negative market rumors, the rise of the Internet and technological advancements regarding document creation, videotaping and publication by weblog (“blogging”) have allowed many disclosed shorts to publicly attack a company’s credibility, strategy and veracity by means of so-called research reports that mimic the type of investment analysis performed by large Wall Street firms and independent research analysts. These short attacks have, in the past, resulted in the selling of shares in the market, on occasion on a large scale and broad base. Issuers with business operations based in the PRC, that have limited trading volumes and that are susceptible to higher volatility levels than U.S. domestic large-cap stocks can be particularly vulnerable to such short attacks.

These short seller publications are not regulated by any governmental, self-regulatory organization or other official authority in the U.S., are not subject to the certification requirements imposed by the SEC in Regulation Analyst Certification and, accordingly, the opinions they express may be based on distortion of the actual facts or, in some cases, fabrication of the facts. In light of the limited risks involved in publishing such information, and the enormous profit that can be made from running just one successful short attack, unless the short sellers become subject to significant penalties, it is more likely than not that disclosed shorts will continue to issue such reports.

While we intend to strongly defend our public filings against any such short seller attacks, oftentimes we are constrained, either by principles of freedom of speech, applicable state law (often called Anti-SLAPP statutes), or issues of commercial confidentiality, in the manner in which we can proceed against the relevant short seller. You should be aware that in light of the relative freedom to operate that such persons enjoy – oftentimes blogging from outside the U.S. with little or no assets or identity requirements – should we be targeted for such an attack and the rumors not dismissed by market participants, our stock will likely suffer from a temporary, or possibly long term, decline in market price.

Our officers and directors own a substantial portion of our outstanding ordinary shares, which will enable them to influence many significant corporate actions and in certain circumstances may prevent a change in control that would otherwise be beneficial to our shareholders.

As of June 29, 2022, our directors and executive officers collectively controlled approximately 1,436,124 or 33.2% of our outstanding shares of stock entitled to vote on all corporate actions. These shareholders, acting together, could have a substantial impact on matters requiring the vote of the shareholders, including the election of our directors and most of our corporate actions. This control could delay, defer or prevent others from initiating a potential merger, takeover or other change in our control, even if these actions would benefit us and our shareholders. This control could adversely affect the voting and other rights of our other shareholders and could depress the market price of our ordinary shares.

The elimination of monetary liability against our directors, officers and employees under Cayman law, the existence of indemnification rights for our directors, officers and employees and waiver of the claims by shareholders towards directors to certain extent may result in substantial expenditures by us and may discourage lawsuits against our directors, officers and employees.

Our bylaws contain specific provisions that eliminate the liability of our directors for monetary damages to our company, and we are prepared to give such indemnification to our directors and officers to the extent provided by Cayman law, provided that this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons. In addition, each shareholder waive any claim or right of action he might have, whether individually or by or in the right of the Company, against any director on account of any action taken by such director, or the failure of such Director to take any action in the performance of his duties with or for the Company; provided that such waiver shall not extend to any matter in respect of any fraud or dishonesty which may attach to such director. We may also have contractual indemnification obligations under our employment agreements with our officers. The foregoing indemnification obligations could result in our company incurring substantial expenditures to cover the cost of settlement or damage awards against directors and officers, which we may be unable to recoup. These provisions and any costs resulting therefrom may also discourage our company from bringing a lawsuit against directors and officers for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our shareholders against our directors and officers even though such actions, if successful, might otherwise benefit our company and shareholders.

Other General Risk Factors

Changes in economic conditions and consumer confidence in China may influence the drugstore industry, consumer preferences and spending patterns.

Our business and revenue growth primarily depend on the size of the pharmaceutical market in China. As a result, our revenue and profitability may be negatively affected by changes in national, regional or local economic conditions and consumer confidence in China. In particular, as we focus on our expansion of pharmacies in metropolitan markets, where living standards and consumer purchasing power are relatively high, we are especially susceptible to changes in economic conditions, consumer confidence and customer preferences of the urban Chinese population. External factors beyond our control that affect consumer confidence include unemployment rates, levels of personal disposable income, national, regional or local economic conditions, and acts of war or terrorism. Changes in economic conditions and consumer confidence could adversely affect consumer preferences, purchasing power and spending patterns. A decrease in overall consumer spending as a result of changes in economic conditions could adversely affect our front-end and pharmacy sales and negatively impact our profitability. In addition, acts of war or terrorism may cause damage to our facilities, disrupt the supply of the products and services we offer in our stores, or adversely impact consumer demand. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to timely identify or otherwise effectively respond to changing customer preferences, and we may fail to optimize our product offering and inventory position.

The pharmaceutical industry in China is rapidly evolving and is subject to rapidly changing customer preferences that are difficult to predict. Our success depends on our ability to anticipate and identify customer preferences, and adapt our product selection to meet these preferences. In particular, we must optimize our product selection and inventory positions based on sales trends. We cannot provide assurance that our product selection, especially our selection of nutritional supplements and food products, will accurately reflect customer preferences at any given time. If we fail to accurately anticipate either the market for our products or customers’ purchasing habits or fail to respond to customers’ changing preferences promptly and effectively, we may not be able to adapt our product selection to customer preferences or make appropriate adjustments to our inventory positions, which could significantly reduce our revenue and have a material adverse effect on our business, financial condition and results of operations.

Our success depends on our ability to establish effective advertising, marketing and promotional programs.

Our success depends on our ability to establish effective advertising, marketing and promotional programs, including pricing strategies implemented in response to competitive pressures and/or to drive demand for our products. Our advertisements are designed to promote our brand, our corporate image and the prices of products available for sale in our stores. Our pricing strategies and value propositions must be appropriate for our target customers. If we are not able to maintain and increase the awareness of our pharmacy’s brand and the products and services we provide, we may not be able to attract and retain customers and our reputation may also suffer. We expect to incur substantial expenses in our marketing and promotional efforts to both attract and retain customers. However, our marketing and promotional activities may be less successful than we anticipate, and may not be effective at building our brand awareness and customer base. In addition, the government may impose restrictions on how marketing and promotional activities can be conducted. We cannot provide assurance that our current and proposed budget for marketing activities will be adequate to support our future growth. Failure to successfully execute our advertising, marketing and promotional programs may result in material decreases in our revenue and profitability.

Failure to maintain optimal inventory levels could increase our inventory holding costs or cause us to lose sales, either of which could have a material adverse effect on our business, financial condition and results of operations.

We need to maintain sufficient inventory levels to operate both of our retail and wholesale businesses successfully as well as meet customer expectations. However, we must also guard against the risk of accumulating excess inventory. We are exposed to inventory risks as a result of rapid changes in product life cycles, changing consumer preferences, uncertainty of the success of product launches, seasonality, and manufacturer backorders and other vendor-related problems. We cannot provide assurance that we can accurately predict these trends and events and avoid over-stocking or under-stocking products. In addition, demand for products could change significantly between the time product inventory is ordered and the time it is available for sale.

When we begin selling a new product, it is particularly difficult to accurately forecast product demand. The purchase of certain types of inventory may require significant lead-time. As we carry a broad selection of products and maintain significant inventory levels for a substantial portion of our merchandise, we may be unable to sell such inventory in sufficient quantities or during the relevant selling seasons. Carrying excess inventory could increase our inventory holding costs, and failure to have inventory in stock when a customer orders or purchases it could cause us to lose that order or that customer, either of which could have a material adverse effect on our business, financial condition and results of operations.

We may need additional capital, and the sale of equity securities could result in dilution to our shareholders, while debts may require us to make covenants restricting how we operate.

We believe that the aggregate amount of our current cash, anticipated cash flow from operations, available borrowings under our existing bank facilities, and personal loans from our principal shareholders should be sufficient to meet our anticipated cash needs for the near future. We may, however, require additional cash resources due to changed business conditions or other future developments. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain credit facilities. The sale of additional equity securities could result in the dilution of our existing shareholders. We cannot guarantee that we will be able to obtain any additional financing on terms that are acceptable to us, or at all. Even if we are able to obtain any requisite financing, the incurrence of additional indebtedness would result in increased debt service obligations, and could result in further operating and financing covenants that would restrict our freedom to operate our business, such as conditions that:

●	limit our ability to pay dividends or require us to seek consent for the payment of dividends;

●	increase our vulnerability to general adverse economic and industry conditions;

●	require us to dedicate a portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes; and

●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

Our brand names, trade secrets and other intellectual property are valuable assets. If we are unable to protect them from infringement, our business and prospects may be harmed.

We consider our pharmacy brand names to be valuable assets. We may be unable to prevent third parties from using such brand names without authorization, which may adversely affect our business and reputation, including the perceived quality and reliability of our products and services. We have five registered trademarks. We also own three domain names that we actively use in our business.

We rely on trade secrets to protect our know-how and other proprietary information, including pricing, purchasing, promotional strategies, customer lists and/or suppliers lists. As a result, our employees are required to sign employment agreements that contain confidentiality provisions as a condition of their employment with us. However, trade secrets are difficult to protect. While we believe we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors or advisors may unintentionally or willfully disclose our information to competitors. In addition, confidentiality agreements executed by the aforementioned individuals may not be enforceable or provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure.

If we were to enforce a claim that a third party had illegally obtained and was using our trade secrets, such efforts could be expensive and time-consuming, and the outcome unpredictable. Additionally, if our competitors independently develop information that is equivalent to our trade secrets or other proprietary information, we have little recourse to enforce our rights, and our business and prospects could be harmed.

Litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the intellectual property rights of others. However, since the validity, enforceability and scope of protection of intellectual property rights in the PRC are uncertain and still evolving, we may not be successful in prosecuting these cases. In addition, any litigation, proceeding or other efforts to protect our intellectual property rights could result in substantial costs and diversion of our resources, and could seriously harm our business and operating results. Furthermore, the degree of future protection of our proprietary rights is uncertain and may not adequately protect our rights or permit us to gain or keep our competitive advantage. If we are unable to protect our trade names, trade secrets and other propriety information from infringement, our business, financial condition and results of operations may be materially and adversely affected.

We may be exposed to intellectual property infringement and other claims by third parties which, if successful, could disrupt our business and have a material adverse effect on our financial condition and results of operations.

Our success depends, in large part, on our ability to use our proprietary information and know-how without infringing third party intellectual property rights. As litigation becomes more common in China, we face a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. Our current or potential competitors, many of whom have substantial resources, may have or may obtain intellectual property protection that will prevent, limit or interfere with our ability to conduct our business in China. Moreover, the defense of intellectual property suits, including trademark infringement suits and related legal and administrative proceedings, can be both costly and time consuming and may significantly divert the efforts and resources of our management personnel. Furthermore, an adverse determination in any such litigation or proceeding to which we may become a party could cause us to:

●	pay damage awards;

●	seek licenses from third parties;

●	pay ongoing royalties;

●	redesign our product offerings; or

●	be restricted by injunctions,

Each of which could effectively prevent us from pursuing some or all of our business and result in our customers or potential customers deferring or limiting their purchase from our stores, which could have a material adverse effect on our financial condition and results of operations.

We face competition that could adversely affect our results of operations.

Our clinics compete with a large number and variety of healthcare facilities in their respective markets. There are numerous government-run and private hospitals and clinics available to the general populace. There can be no assurance that these or other clinics, hospitals or other facilities will not commence or expand such operations, which would increase their competitive position. Furthermore, there can be no assurance that a healthcare organization that having greater resources in the provision or management of healthcare services will not decide to engage in operations similar to those being conducted by us in Hangzhou.

Changes in the policies of the PRC government could have a significant impact upon the business we may be able to conduct in the PRC and the profitability of such business.

Policies of the PRC government can have significant effects on economic conditions in China. Our interests may be adversely affected by changes in policies by the PRC government, including:

●	changes in laws, regulations or their interpretation;

●	confiscatory taxation;

●	restrictions on currency conversion, imports or sources of supplies and export tariff; and

●	expropriation or nationalization of private enterprises.

Although the PRC government has been pursuing economic reform policies for more than two (2) decades, we cannot assure you that the government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting the PRC’s political, economic and social life.

We may need to obtain additional governmental approvals to open new drugstores. Our inability to obtain such approvals will have a material adverse effect on our business and growth.

According to the Measures on the Administration of Foreign Investment in the Commercial Sector (the “Measures”) promulgated by China’s Ministry of Commerce (the “MOC”), which became effective on June 1, 2004, a company that is directly owned by a foreign invested enterprise needs to obtain relevant governmental approvals before it opens new retail stores. However, there are no specific laws, rules or regulations with respect to whether such approvals are necessary for a company that is contractually controlled by a foreign invested enterprise. In addition, the Measures state that the MOC will promulgate a detailed implementation regulation to govern foreign invested enterprises engaging in drug sale. However, such implementation regulation has not yet been promulgated. Therefore, we cannot provide assurance that the MOC will not require such approvals to be obtained, or as to when any regulation of such requirements may be implemented. If additional governmental approvals are deemed to be necessary and we are unable to obtain such approvals on a timely basis or at all, our business, financial condition, results of operations and prospects, as well as the trading price of our ordinary shares, will be materially and adversely affected.

The PRC’s labor law restricts our ability to reduce our workforce in the PRC in the event of an economic downturn and may increase our production costs.

In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008 (the “LC Law”). The LC Law formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, the LC Law provides for specific standards and procedures for the termination of an employment contract and places the burden of proof on the employer. In addition, the law requires the payment of a statutory severance pay upon the termination of an employment contract in most cases, including the case of the expiration of a fixed-term employment contract. Further, the LC Law requires an employer to conclude an “employment contract without a fixed-term” with any employee who either has worked for the same employer for ten (10) consecutive years or more or has had two (2) consecutive fixed-term contracts with the same employer. An “employment contract without a fixed term” can no longer be terminated on the ground of the expiration of the contract, although it can still be terminated pursuant to the standards and procedures set forth under the new law. Because of the lack of implementing rules for the LC Law and the precedents for the enforcement of such a law, the standards and procedures set forth under the LC Law in relation to the termination of an employment contract have raised concerns among foreign investment enterprises in the PRC that such “employment contract without a fixed term” might in fact become a “lifetime, permanent employment contract.” Finally, under the LC Law, downsizing of either more than twenty (20) people or more than ten percent (10%) of the workforce may occur only under specified circumstances, such as a restructuring undertaken pursuant to the PRC’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations, or where there has been a material change in the objective economic circumstances relied upon by the parties at the time of the conclusion of the employment contract, thereby making the performance of such employment contract impossible. To date, there has been very little guidance and precedent as to how such specified circumstances for downsizing will be interpreted and enforced by the relevant PRC authorities. All of our employees working for us exclusively within the PRC are covered by the LC Law and thus, our ability to adjust the size of our operations when necessary in periods of recession or less severe economic downturns may be curtailed. Accordingly, if we face future periods of decline in business activity generally or adverse economic periods specific to our business, the LC Law can be expected to exacerbate the adverse effect of the economic environment on our results of operations and financial condition.

We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi, especially with respect to foreign exchange transactions.

Fluctuations in the value of the Renminbi may have a material and adverse effect on your investment. The change in value of the Renminbi against the U.S. dollar is affected by, among other things, changes in PRC’s political and economic conditions. We receive substantially all of our revenues in RMB. Under our current structure, our income is primarily derived from payments from the three (3) HJ Group companies. Shortages in the availability of foreign currency may restrict the ability of our subsidiaries and our PRC affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of bank loans denominated in foreign currencies. The Chinese government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately Renminbi 8.3 per U.S. dollar. On July 21, 2005, the PRC government changed this policy and began allowing modest appreciation of the Renminbi versus the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. It is difficult to predict how long the current situation may last and when and how it may change again. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from securities offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In August 2015, the PRC Government devalued its currency by approximately 3%, represented the largest yuan depreciation for 20 years. Concerns remain that China’s slowing economy, and in particular its exports, will need a stimulus that can only come from further cuts in the exchange rate.

Fluctuations in the value of RMB may have a material adverse effect on your investment.

The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. Our revenues, costs, and financial assets are mostly denominated in RMB, while our reporting currency is the U.S. dollar. Accordingly, this may result in gains or losses from currency translation on our financial statements. We rely entirely on fees paid to us by our affiliated entities in China. Therefore, any significant fluctuation in the value of RMB may materially and adversely affect our cash flows, revenues, earnings, financial position, and the value of, and any dividends payable on, our stock in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would, to the extent that we need to convert U.S. dollars into RMB for such purposes, make any new RMB denominated investments or expenditures more costly to us. An appreciation of RMB against the U.S. dollar would result in foreign currency translation gains for financial reporting purposes when we translate our RMB denominated financial assets into U.S. dollars, as the U.S. dollar is our reporting currency.

In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollars without giving effect to any underlying change in our business or results of operations. The income statements of our operations are translated into U.S. dollars at the average exchange rates in each applicable period. To the extent the U.S. dollar strengthens against foreign currencies, the translation of these foreign currencies denominated transactions results in reduced revenue, operating expenses and net income for our international operations. Similarly, to the extent the U.S. dollar weakens against foreign currencies, the translation of these foreign currency denominated transactions results in increased revenue, operating expenses and net income for our international operations. We are also exposed to foreign exchange rate fluctuations as we convert the financial statements of our foreign subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the conversion of the foreign subsidiaries’ financial statements into U.S. dollars will lead to a translation gain or loss, which is recorded as a component of other comprehensive income. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all.

The economy of China had experienced unprecedented growth. This growth has slowed in the recent years, and if the growth of the economy continues to slow or if the economy contracts, our financial condition may be materially and adversely affected.

The rapid growth of the Chinese economy had historically resulted in widespread growth opportunities for industries across China. This growth has slowed in the recent years. As a result of the global financial crisis due to COVID-19, and Ukraine War, and the inability of enterprises to gain comparable access to the same amounts of capital available in past years, there may be an adverse effect on the business climate and growth of private enterprises in China. An economic slowdown could have an adverse effect on our sales and may increase our costs. Further, if economic growth continues to slow, and if, in conjunction, inflation continues unchecked, our costs would be likely to increase, and there can be no assurance that we would be able to increase our prices to an extent that would offset the increase in our expenses.

In addition, a tightened labor markets in our geographic region may result in fewer qualified applicants for job openings in our facilities. Further, higher wages, related labor costs and other increasing cost trends may negatively impact our results.

The market price for our stock may be volatile, and such volatility may subject us to securities litigation.

The market price for our stock may be volatile and, when compared to seasoned issuers, subject to wide fluctuations in response to various factors, many of which are beyond our control, including the following:

●	actual or anticipated fluctuations in our quarterly operating results;

●	changes in financial estimates by securities research analysts;

●	conditions in the retail pharmacy markets;

●	changes in the economic performance or market valuations of other retail pharmacy operators;

●	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

●	addition or departure of key personnel;

●	fluctuations of exchange rates between RMB and the U.S. dollar;

●	intellectual property litigation; and

●	general economic or political conditions in China.

As an illustration of such volatility, the closing price of our ordinary shares during the fifty two (52) weeks preceding the date of this report ranged from a low of $1.68 to a high of $10.32. In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our stock.

In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

Techniques employed by manipulative short sellers in Chinese small-cap stocks may drive down the market price of our ordinary shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from the difference in the sale price of the borrowed securities and the purchase price of the replacement shares. As it is therefore in the short seller’s best interests for the price of the stock to decline, there have been incidents of short sellers publishing, or arranging to publish negative opinions in order to create negative market momentum. While traditionally these disclosed shorts have been limited in their ability to access mainstream business media or to otherwise create negative market rumors, the rise of the Internet and technological advancements regarding document creation, videotaping and publication by weblog (“blogging”) have allowed many disclosed shorts to publicly attack a company’s credibility, strategy and veracity by means of so-called research reports that mimic the type of investment analysis performed by large Wall Street firms and independent research analysts. These short attacks have, in the past, resulted in the selling of shares in the market, on occasion on a large scale and broad base. Issuers with business operations based in the PRC, that have limited trading volumes and that are susceptible to higher volatility levels than U.S. domestic large-cap stocks can be particularly vulnerable to such short attacks.

These short seller publications are not regulated by any governmental, self-regulatory organization or other official authority in the U.S., are not subject to the certification requirements imposed by the SEC in Regulation Analyst Certification and, accordingly, the opinions they express may be based on distortion of the actual facts or, in some cases, fabrication of the facts. In light of the limited risks involved in publishing such information, and the enormous profit that can be made from running just one successful short attack, unless the short sellers become subject to significant penalties, it is more likely than not that disclosed shorts will continue to issue such reports.

While we intend to strongly defend our public filings against any such short seller attacks, oftentimes we are constrained, either by principles of freedom of speech, applicable state law (often called Anti-SLAPP statutes), or issues of commercial confidentiality, in the manner in which we can proceed against the relevant short seller. You should be aware that in light of the relative freedom to operate that such persons enjoy – oftentimes blogging from outside the U.S. with little or no assets or identity requirements – should we be targeted for such an attack and the rumors not dismissed by market participants, our stock will likely suffer from a temporary, or possibly long term, decline in market price.

ITEM 4. INFORMATION ON THE COMPANY.

A. HISTORY AND DEVELOPMENT OF THE COMPANY.

Overview

We are a retailer and distributor of pharmaceutical and other healthcare products typically found in retail pharmacies in the People’s Republic of China (“PRC” or “China”). Prior to acquiring Zhejiang Jiuxin Medicine Co., Ltd. (“Jiuxin Medicine”) in August 2011 (see “Our Corporate History and Structure - HJ Group” below), we were primarily a retail pharmacy operator. As of March 31, 2022, we currently have one hundred and eleven (111) store locations under the store brand “Jiuzhou Grand Pharmacy” in Hangzhou city. We acquired four single drugstores in fiscal 2021. After the acquisition, we liquidated them and then opened four new stores with the four licenses of local government medical insurance reimbursement program. On the other side, we have been concentrating on new stores within Hangzhou metropolitan area and opened eleven stores in the fiscal year 2022. As China has been successfully controlling the spread of COVID-19, and the recurrences of the pandemic have not materially affected our business, the negative impacts are limited.

We currently operate in four business segments in China: (1) retail drugstores, (2) online pharmacy, (3) wholesale business selling products similar to those we carry in our pharmacies, and (4) farming and selling herbs used for traditional Chinese medicine (“TCM”). All of the above business are performed in China with no other international sales.

Our stores provide customers with a wide variety of pharmaceutical products, including prescription and over-the-counter (“OTC”) drugs, nutritional supplements, TCM, personal and family care products, and medical devices, as well as convenience products, including consumable, seasonal, and promotional items. Additionally, we have doctors licensed in both western medicine and TCM on site for consultation, examination and treatment of common ailments at scheduled hours. Four (4) stores have adjacent medical clinics offering urgent care (to provide treatment for minor ailments such as sprains, minor lacerations, and dizziness that can be treated on an outpatient basis), TCM (including acupuncture, therapeutic massage, and cupping) and minor outpatient surgical treatments (such as suturing). Our stores vary in size, but presently average close to 200 square meters per store. We attempt to tailor each store’s product offerings, physician access, and operating hours to suit the community where the store is located.

We operate our pharmacies (including the medical clinics) through the following companies in China that we control through contractual arrangements (refer to “Contractual Arrangements with HJ Group and the Key Personnel” below in this report regarding the details of contractual arrangements:

●	Hangzhou Jiuzhou Grand Pharmacy Chain Co., Ltd. (“Jiuzhou Pharmacy”), which we control contractually, operates our “Jiuzhou Grand Pharmacy” stores;

●	Hangzhou Jiuzhou Clinic of Integrated Traditional and Western Medicine (General Partnership) (“Jiuzhou Clinic”), which we control contractually, operates one (1) of our three (3) medical clinics; and

●	Hangzhou Jiuzhou Medical & Public Health Service Co., Ltd. (“Jiuzhou Service”), which we control contractually, operates our other medical clinics.

We also offer OTC drugs and nutritional supplements for sale through a website (www.dada360.com) operated by Jiuzhou Pharmacy. For the fiscal year ended March 31, 2022, retail revenue, including pharmacies, medical clinics accounted for approximately 51.2% of our total revenue, while online pharmacy revenue accounted for 18.4% of our total revenue.

Since August 2011, we have operated a wholesale business through Jiuxin Medicine, distributing third-party pharmaceutical products (similar to those carried by our pharmacies) primarily to trading companies throughout China. Jiuxin Medicine is wholly owned by Jiuzhou Pharmacy. For the fiscal year March 31, 2022, wholesale revenue accounted for approximately 30.4% of our total revenue.

We also have a herb farming business cultivating and wholesaling herbs used for TCM. This business is conducted through Hangzhou Qianhong Agriculture Development Co., Ltd. (“Qianhong Agriculture”), a wholly-owned subsidiary. During the fiscal year ended March 31, 2022, our herb farming business generated approximately 0% of our retail revenue.

Throughout this report, we will sometimes refer to Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service, Lin’An Jiuzhou, as well as the subsidiaries of Jiuzhou Pharmacy, collectively as “HJ Group.”

Corporate History

Information relating to our corporate history is incorporated by reference from our annual report on Form 10-K for the fiscal year March 31, 2021 filed with the SEC on July 10, 2021 (2021 Annual Report) under the caption “Our Corporate History and Structure.” The update relating to our corporate history during the fiscal year of 2022 is as follows:

On May 14, 2021, the Company and our predecessor, a Nevada corporation entered into a definitive agreement and plan of merger (the “Merger Agreement”) related to a proposed merger transaction. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, our predecessor will merge with and into us (the “Redomicile Merger”), with us surviving and changing our name from China Jo-Jo Drugstores Holdings, Inc. to China Jo-Jo Drugstores, Inc. Following the Redomicile Merger, CJJD Cayman, together with its subsidiaries, will own and continue to conduct the predecessor’s business in substantially the same manner as was currently being conducted by the predecessors of the Company and its subsidiaries. The Redomicile Merger was completed on July 30, 2021.

Corporate Structure

Information relating to our corporate history is incorporated by reference from our 2021 Annual Report under the caption “Our Corporate History and Structure.” The most recent updates relating to our structure are as follows:

On October 2020, we have closed all clinics under Linjia Medical Investment and Management Co. Ltd. and ceased its operation.

On November 19, 2020, Zhejiang AyiGe Medical Health Management Co., Ltd. was dissolved.

On January 2021, Lin’An Jiuzhou Pharmacy Co., Ltd was sold to two individuals for total proceeds of $121,963 (RMB800,000).

Contractual Arrangements with HJ Group and the Key Personnel

Information relating to the contractual arrangements with HJ Group and the key personnel is incorporated by reference from our 2021 Annual Report under the caption “Contractual Arrangements with HJ Group and the Key Personnel.”

Corporate Information

Our principal executive office is located at 6th Floor, Hai Wai Hai Tongxin Mansion, Gong Shu District, Hangzhou City, Zhejiang Province, and China. Our main telephone number is +86-571-88219579. Our website is www.jiuzhou360.com. We routinely post important information on our website. The information contained on our website is not a part of this annual report.

Our transfer agent is American Stock Transfer & Trust Company, LLC, whose address is 6201, 15th Avenue, Brooklyn, New York 11219, and whose telephone number is (718) 921-8206.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

B. BUSINESS OVERVIEW.

Pharmacies

As of March 31, 2022, we currently have one hundred and eleven (111) pharmacies throughout Hangzhou, the provincial capital of Zhejiang and neighborhood cities. Pharmacy sales accounted for approximately 96.6% of our retail revenue, and 51.2% of our total revenue, for the fiscal year ended March 31, 2022. We offer primarily third-party products at our pharmacies, including:

●	Approximately 1,170 prescription drugs (248 of which require a physician’s prescription and the remainder requiring customer personal information registration only), sales of which accounted for approximately 33.8% of our retail revenue for the fiscal year ended March 31, 2022;

●	Approximately 1,468 OTC drugs, sales of which accounted for approximately 42.3% of our retail revenue for the fiscal year ended March 31, 2022;

●	Approximately 301 nutritional supplements, including a variety of healthcare supplements, vitamin, mineral and dietary products, sales of which accounted for approximately 11.5% of our retail revenue for the fiscal year ended March 31, 2022;

●	TCM, including drinkable herbal remedies and pre-packaged herbal mixtures for making soup, sales of which accounted for approximately 6.4% of our retail revenue for the fiscal year ended March 31, 2022;

●	Sundry products (i.e., personal care products such as skin care, hair care and beauty products, convenience products such as soft drinks, packaged snacks, and other consumable, cleaning agents, stationeries, and seasonal and promotional items tailored to local consumer demand for convenience and quality), sales of which accounted for approximately 1.8% of our retail revenue for the fiscal year ended March 31, 2022; and

●	Medical devices (i.e., family planning and birth control products, early pregnancy test products, portable electronic diagnostic apparatus, rehabilitation equipment, and surgical tools such as hemostats, needle forceps and surgical scissors), sales of which accounted for approximately 4.2% of our retail revenue for the fiscal year ended March 31,2022.

We favor retail locations in well-established residential communities with relatively concentrated consumer purchasing power or are located in close proximity to local hospitals, and evaluate potential store sites to assess consumer traffic, visibility and convenience. Depending on its size, each drugstore has between two (2) to twenty-five (25) pharmacists on staff, all of whom are properly licensed. We only accept prescriptions from licensed health care providers, and verify the validity, accuracy, and completeness of all prescriptions. We also ask all prescription customers to disclose their drug allergies, current medical conditions, and current medications. Most pharmacies also maintain a TCM counter staffed by licensed herbalists.

After opening, a location without SHI (Social Health Insurance) coverage may take up to one year to achieve our projected revenue goals for that particular location. Various factors influence individual store revenue including, but not limited to: location, nearby competition, local population demographics, square footage, and government insurance coverage.

All of our one hundred and eleven (111) of our drugstores are located in Hangzhou city.

To enhance our customers’ experience, we have licensed physicians available at several of our “Jiuzhou Grand Pharmacy” locations for consultation, examination and treatment of common ailments at scheduled hours. In addition, our Daguan, Wenhua, Xiasha and Yueming stores have adjoining medical clinics that provide urgent care (for conditions such as sprains, minor lacerations, and dizziness), TCM treatments (including acupuncture, therapeutic massage, moxibustion, and cupping), and minor outpatient surgical treatments (such as suturing).

To ensure quality and personal attention for patients, we employ only licensed doctors and certified nurses and technicians. Patient treatment at our four (4) Jiuzhou Clinics and Jiuzhou Service, follow nationally established clinical practice guidelines from China’s Ministry of Health. We currently have fifty-three (53) physicians and thirty-eight (38) clinic staff. In-store consultations and examinations by our physicians are provided free-of-charge to ensure that customers are being prescribed and taking the appropriate medication for their ailments, and to afford customers convenience.

We view our medical services as more consumer-driven than other health care specialties, because consumers requiring the types of medical services that we provide often seek treatment on their own accord. We have developed our medical services to respond to the public need for convenient access to medical consultations and/or care and the significant savings that we can provide as compared to a more traditional medical setting such as a hospital. Many of our patients often need immediate access to medical services, do not have a regular physician, or may lack suitable alternatives. Patient flow is derived from the physical presence of our drugstores, not from pre-existing doctor-patient relationships or referrals from other healthcare providers.

We generate limited revenue directly from our clinics. However, our clinic brings patients into our stores, where they then purchase medical products.

Online Sales

Since May 2010, we have been retailing OTC drugs and nutritional supplements on the Internet at www.dada360.com. Before November 2015, our subsidiary Quannuo Technology operated and maintained the website pursuant to the Internet Pharmaceutical Transaction Service Qualification Certificate issued by the National Medical Products Administration (the “NMPA”) of Zhejiang Province, which allows us to engage in online retail pharmaceutical sales throughout China. As we sold all our equity interests in Quannuo Technology in November 2015, we have transferred our online pharmacy operation function to Jiuzhou Pharmacy. We have established payment methods with banks and online intermediaries such as Alipay, and are cooperating with business-to-consumer online vendors such as Taobao. By using Taobao’s platform in addition to our own website as mentioned above, we can be exposed to a wider range of customers.

Online sales accounted for approximately 18.4% of our total revenue, for the fiscal year ended March 31, 2022. Online sales accounted for approximately 16.8% of our total revenue, for the fiscal year ended March 31, 2021. Online sales accounted for approximately 11.6% of our total revenue, for the fiscal year ended March 31, 2020.

Wholesale

Since acquiring Jiuxin Medicine in August 2011, we have been distributing third-party products primarily to drug distributors throughout China, including:

●	Approximately 1,698 prescription drugs, the sales of which accounted for approximately 82.3% of our wholesale revenue for the fiscal year ended March 31, 2022 as compared to approximately 1,352 prescription drugs, the sales of which accounted for approximately 79.5% of our wholesale revenue for the fiscal year ended March 31, 2021;

●	Approximately 1,870 OTC drugs, the sales of which accounted for approximately 15.8% of our wholesale revenue for the fiscal year ended March 31, 2022 as compared to approximately 1,572 OTC drugs, the sales of which accounted for approximately 18.1% of our wholesale revenue for the fiscal year ended March 31, 2021;

●	Approximately 346 nutritional supplements, the sales of which accounted for approximately 0.8% of our wholesale revenue for the fiscal year ended March 31, 2021 as compared to approximately 270 nutritional supplements, the sales of which accounted for approximately 0.4% of our wholesale revenue for the fiscal year ended March 31, 2021;

●	TCM products, the sales of which accounted for approximately 0.5% of our wholesale revenue for the fiscal year ended March 31, 2022;

●	Sundry products, the sales of which accounted for approximately 0.2% of our wholesale revenue for the fiscal year ended March 31, 2022; and

●	Medical devices, the sales of which accounted for approximately 0.3% of our wholesale revenue for the fiscal year ended March 31, 2022.

Wholesale revenue increased primarily as a result of our ability to resell certain products, which our retail stores made large orders on, to other vendors. As our retail drugstores achieved large quantity sales of certain brand name merchandise, we were able to negotiate for lower purchase prices than the market level on such merchandise. As a result, certain vendors who were unable to obtain better prices than ours, will turn to us for such merchandise, leading the wholesale volume to grow. On the other side, we have been trying to act as a local agent for well-known health products in Zhejiang Province. For example, we kept a strategic cooperation agreement with Dong’a Gelatin (DEEJ) and act as its local sale agent in Zhejiang Province. Until we can establish a new customer base and secure the status to serve as provincial or national exclusive sale agent for certain popular drugs, we do not expect our wholesale business to increase significantly in the immediate future.

Herb Farming

From 2010 to the third quarter of fiscal 2013, we had been cultivating and harvested ten (10) types of herbs, such as fructusrubi (used in TCM to promote blood circulation), white atractylodes rhizome (used in TCM to treat physical and mental fatigue), atractylodesmacrocephala (used in TCM to control sweating), ginkgo seeds (used in TCM to treat asthma), and ginkgo trees used for TCM on approximately forty eight (48) acres of leased land in Lin’an, approximately thirty (30) miles from Hangzhou.

A ginkgo tree may have a growth period of up to twenty years before it is mature enough to harvest. Typically, the longer the plant grows, the more valuable it becomes. We plan to continue cultivating the trees in order to maximize their market value in the future. We may continue growing trees and cultivating other herbs in the future.

Since we have not harvested any ginkgo trees, herb farming revenue accounted for no revenue for the fiscal years ended March 31, 2022 and 2021.

Our Customers

Retail Customers

For the fiscal year ended March 31, 2022, our pharmacies collectively served an average of 14,992 customers per day. We periodically conduct qualitative customer surveys to help us build a stronger understanding of our market position and our customers’ purchasing habits.

Pharmacy customers pay by cash, debit or credit cards, mobile devices or medical insurance cards under Hangzhou and Zhejiang’s medical insurance programs. During the fiscal year ended March 31, 2022, approximately 17% of our pharmacy revenue came from cash sales, 46% from Hangzhou’s medical insurance cards (where most of our pharmacies are located), and 37% from debit and credit cards, Zhejiang’s medical insurance cards, Alipay and other charge cards.

We maintain strict cash control procedures at our pharmacies. Our integrated information management system records the details of each sale, which we control from our headquarters. Depending on each location’s sales activities, cash may be deposited daily or several times per week in designated bank accounts.

For sales made to eligible participants in the national medical insurance program, we generally obtain payments from the relevant government social security bureaus on a monthly basis. See “Relevant PRC Regulations - Reimbursement under the National Medical Insurance Program.” According to relevant regulations, a drugstore usually needs to operate for at least one (1) year before it can apply to be licensed to accept Hangzhou’s medical insurance cards. As of the date of this report, one hundred and five (105) of our one hundred and eleven (111) “Jiuzhou Grand Pharmacy” stores are licensed to accept medical insurance cards. Those of our stores that accept medical insurance cards are designated as such by clear signage on their storefront windows.

Online Sales Customers

Our online customers consist primarily of consumers between the ages of 20 and 40. While our website is accessible throughout China, approximately thirty percent (30%) of our online sales during the fiscal year ended March 31, 2022, were from Zhejiang and neighboring Jiangsu and Shanghai.

Wholesale Customers

Our wholesale customers are primarily third-party trading companies that purchase from us to resell to pharmacies throughout China. We also supply some hospitals and pharmacies, although they collectively make up less than 10.0% of our wholesale customers currently.

Herb Farming Customers

Our farming customers primarily include local herb vendors. For the fiscal year ended March, 31, 2022, we had not harvested or sold any herbs.

Marketing and Promotion

Information relating to our marketing and promotion activities is incorporated by reference from our 2021 Annual Report under the caption “Marketing and Promotion.” The updates relating to our marketing and promotion during the fiscal year of 2021 is as follows:

For the fiscal year ended March 31, 2022, approximately 65.0% of our customers used their rewards cards to make purchases.

Logistics

Information relating to our logistics is incorporated by reference from our 2021 Annual Report under the caption “Logistics.”

Suppliers

We currently source retail products from approximately 110 suppliers, including trading companies and direct manufacturers. We source wholesale products from approximately 400 suppliers, including many of those that provide our retail products. For the fiscal year ended March 31, 2022, one supplier, Zhejiang Yingte Electronic Commerce Co., LTD. accounted for more than twenty-one point four percent (21.4%) of our total purchases. The suppliers are neither related to nor affiliated with us. For the fiscal year ended March 31, 2021, one supplier, HuaDong Pharmaceutical Co., Ltd. accounted for more than twenty-one point eight percent (21.8%) of our total purchases. The suppliers are neither related to nor affiliated with us.

We believe that competitive sources are readily available for substantially all of the products we require for our retail and wholesale businesses. As such, we believe that we can change suppliers without any material interruption to our business. To date, we have not experienced any significant difficulty in sourcing our suppliers.

Quality Control

Information relating to our quality control is incorporated by reference from our 2021 Annual Report under the caption “Quality Control.”

Competition

Information relating to the competition we face is incorporated by reference from our 2021 Annual Report under the caption “Competition.”

Intellectual Property

Information relating to the our intellectual property is incorporated by reference from our 2021 Annual Report under the caption “Intellectual Property.” The updates relating to our intellectual property during the fiscal years of 2021 and 2022 are as follows:

We own and operate the following websites: www.dada360.com (for online sales), http://www.chinajzyy.com/ (our corporate website used in China), and www.jiuzhou360.com (our English-language corporate website). We also own two inactive domain names. We do not own any patents, nor do we have any pending patent applications, and we are not a beneficiary of any licenses, franchises, concessions or royalty agreements.

Employees

As of March 31, 2022, we had 979 employees combined in our retail and wholesale operations, consisting of 911 full-time and 68 part-time employees. The number of employees for each area of operations, and such employees as a percentage of our total workforce, are as follows:

	As of March 31, 2022
	Employees	Percentage
Non-pharmacist store staff	365	37.3%
Pharmacists	342	34.9%
Management - non-pharmacists	94	9.6%
Physicians	53	5.4%
Non-physician clinic staff	38	3.9%
Wholesale - non-warehouse	37	3.8%
Online pharmacy - technicians	2	0.2%
Online pharmacy - non-technicians	48	4.9%
Total	979	100.00%

We closely monitor the quality of the service provided by our employees at all levels, including in-store pharmacists and store staff who directly interact with our customers. We provide extensive training for newly recruited employees in the first three months of their employment. The training is designed to encompass a number of areas, such as knowledge of our products and effective customer service. In addition, we regularly carry out training programs on medicinal information, nutritional information, and selling skills for our store staff and in-store pharmacists. We believe these programs have played an important role in strengthening the capabilities of our employees.

Various drug manufacturers also pay us to have their representatives in our drugstores, and accordingly, we train them under our store policies and procedures.

Relevant PRC Regulations

Information relating to the relevant PRC Regulations is incorporated by reference from our 2021 Annual Report under the caption “Relevant PRC Regulations.” Please also refer to the above Risk Factor sections “Risks Related to Our Corporate Structure” and “Risks Related to Doing Business in China”.

Dividend Distribution

As of March 31, 2022 the accumulated balance of our statutory reserve funds reserves amounted to $1.31 million, and the accumulated losses of our consolidated PRC entities amounted to $27.56 million.

Environmental Matters

Information relating to the environmental matters is incorporated by reference from our 2021 Annual Report under the caption “Environmental Matters.”

C. ORGANIZATIONAL STRUCTURE

The following diagram illustrates our current corporate structure as of June 29, 2022:

The table below summarizes the status of the registered capital of our PRC subsidiaries and controlled companies as of the date of this report:

Entity Name	Entity Type	Registered Capital	Registered Capital Paid	Due Date for Unpaid Registered Capital
Jiutong Medical	Subsidiary	USD 2,600,000	USD 2,600,000	N/A
Jiuzhou Clinic	VIE	N/A	N/A	N/A
Jiuzhou Pharmacy	VIE	USD 733,500	USD 733,500	N/A
Jiuzhou Service	VIE	USD 73,350	USD 73,350	N/A
Jiuxin Management	Subsidiary	USD 24,500,000	USD 23,500,000	N/A
Jiuxin Medicine	VIE	USD 1,564,000	USD 1,564,000	N/A
Qianhong Agriculture	Subsidiary	USD 1,497,000	USD 1,497,000	N/A
Shouantang Technology	Subsidiary	USD 11,000,000	USD 11,000,000	N/A
Shouantang Bio	Subsidiary	USD 162,900	USD 162,900	N/A
Jiuyi Technology	Subsidiary	USD 5,000,000	USD 2,500,000	September 25, 2026
Linjia Medical	VIE	USD 2,979,460	USD 1,489,730	N/A

The following is the tabular form condensed consolidating schedule depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entity, and any consolidation adjustments separately - as of and for the years ending March 31, 2022, 2021 and 2020.

Consolidating Statements of Income Information

	Year Ended March 31, 2022
	PARENT	SUBSIDIARIES	VIE	Eliminations	Consolidated
Revenue	$-	$181,179	$244,933,524	$(80,722,148)	$164,392,555
Cost of revenue	-	182,732	208,169,174	(80,478,391)	127,873,515
Gross profit	-	(1,553)	36,764,350	(243,757)	36,519,040
Operating Expenses	43,042	1,479,243	37,583,788	106,857	39,212,930
Loss from operations	(43,042)	(1,480,796)	(819,438)	(350,614)	(2,693,890)
Other income, net	(258)	(21,931)	617,439	-	595,250
Provision for income tax	-	247	1,099,479	-	1,099,726
Net loss	$(43,300)	(1,502,974)	(1,301,478)	(350,614)	(3,198,366)

	Year Ended March 31, 2021
	PARENT	SUBSIDIARIES	VIE	Eliminations	Consolidated
Revenue	$-	$1,693,950	$206,173,492	$(74,732,809)	$133,134,633
Cost of revenue	-	1,250,742	177,441,192	(74,801,110)	103,890,824
Gross profit	-	443,208	28,732,300	68,301	29,243,809
Operating Expenses	3,941,600	2,724,339	31,569,482	(154,372)	38,081,049
Loss from operations	(3,941,600)	(2,281,131)	(2,837,182)	222,673	(8,837,240)
Other income, net	64,090	(646,415)	467,923	607,702	493,300
Provision for income tax	-	-	31,638	-	31,638
Net loss	$(3,877,510)	$(2,927,546)	(2,400,897)	$830,375	$(8,375,578)

	Year Ended March 31, 2020
	PARENT		SUBSIDIARIES	VIE	Elimination	Consolidated
Revenue	$		$2,059,685	$175,378,838	$(60,110,834)	$117,327,689
Cost of revenue		-	1,504,696	150,319,467	(60,022,904)	91,801,259
Gross profit		-	554,989	25,059,371	(87,930)	25,526,430
Operating Expenses		34,560	1,351,229	31,734,804	(590,421)	32,530,172
Loss from operations		(34,560)	(796,240)	(6,675,433)	502,491	(7,003,742)
Other income, net		401,158	(164,693)	916,278	(590,420)	562,323
Provision for income tax		-	1	16,257	-	16,258
Net loss		$366,598	$(960,934)	$(5,775,412)	$(87,929)	$(6,457,677)

Consolidating Balance Sheets Information

	Year Ended March 31, 2022
	PARENT	SUBSIDIARIES	VIE	Elimination	Consolidated
Total assets	$46,700	$55,796,336	$90,528,406	$(39,987,233)	$106,384,209
Total liabilities	(48,578,210)	17,576,098	107,864,555	6,782,980	83,645,423
Current assets	46,700	12,676,793	71,423,189	(8,694,788)	75,451,894
Current liabilities	(48,578,210)	17,576,098	107,864,555	(2,414,047)	74,448,396
Working capital	48,624,910	(4,899,305)	(36,441,366)	(6,280,741)	1,003,498
Accumulated deficit	(17,136,455)	(5,669,391)	(24,496,890)	(831,757)	(48,134,493)
Total equity	48,624,910	38,220,238	(17,336,149)	(46,770,213)	22,738,786

	Year Ended March 31, 2021
	PARENT	SUBSIDIARIES	VIE	Elimination	Consolidated
Total assets	$-	$57,976,479	$82,863,681	$(34,529,529)	$106,310,631
Total liabilities	(48,668,211)	19,712,130	98,304,131	12,560,236	81,908,286
Current assets	-	14,880,358	61,824,239	(4,470,354)	72,234,243
Current liabilities	(48,668,211)	19,712,130	96,411,862	(2,557,847)	64,897,934
Working capital	48,668,211	(4,831,772)	(34,587,623)	(1,912,507)	7,336,309
Accumulated deficit	(17,093,153)	(4,525,944)	(21,987,871)	(1,335,406)	(44,942,374)
Total equity	48,668,211	38,264,349	(15,440,450)	(47,089,765)	24,402,345

	Year Ended March 31, 2020
	PARENT	SUBSIDIARIES	VIE	Elimination	Consolidated
Total assets	$-	$46,018,763	$72,390,246	$(18,892,776)	$99,516,233
Total liabilities	(39,239,520)	17,605,106	84,235,162	18,137,356	80,738,104
Current assets	-	11,704,443	52,758,690	(3,475,921)	60,987,212
Current liabilities	(39,303,610)	19,892,848	77,831,462	(982,726)	57,437,974
Working capital	39,303,610	(8,188,405)	(25,072,772)	(2,493,195)	3,549,238
Accumulated deficit	(13,215,642)	(2,600,637)	(17,900,981)	(2,683,577)	(36,400,837)
Total equity	39,239,520	28,413,657	(11,844,916)	(37,030,132)	18,778,129

Consolidating Cash Flows Information

	Year Ended March 31, 2022
	PARENT	SUBSIDIARIES	VIE	Elimination	Consolidated
Net cash (used in)/provided by operating activities	$(43,300)	$3,283,202	$(10,638,849)	$2,012,974	$(5,385,973)
Net cash used in investing activities	-	(63,291)	(242,847)	-	(306,138)
Net cash (used in)/provided by financing activities	90,000	(6,256,428)	12,810,723	(1,807,397)	4,836,898
Effect of exchange rate on cash and cash equivalents	-	1,499,349	228,373	(205,577)	1,522,146
Net increase in cash and cash equivalents	46,700	(1,537,168)	2,157,401	-	666,933

	Year Ended March 31, 2021
	PARENT	SUBSIDIARIES	VIE	Elimination	Consolidated
Net cash (used in)/provided by operating activities	$(9,364,000)	$2,197,717	$6,164,131	$939,860	$(62,292)
Net cash used in investing activities	-	(297,265)	(2,355,805)	654,745	(1,998,325)
Net cash (used in)/provided by financing activities	9,364,600	(346,960)	(3,241,948)	(2,695,839)	3,079,853
Effect of exchange rate on cash and cash equivalents	-	1,597,554	(27,986)	1,101,234	2,670,802
Net increase in cash and cash equivalents	-	3,151,646	538,392	-	3,690,038

	Year Ended March 31, 2020
	PARENT	SUBSIDIARIES	VIE	Elimination	Consolidated
Net cash (used in)/provided by operating activities	$(9,273,077)	$6,492,750	$(3,689,278)	$(438,340)	$(6,907,945)
Net cash used in investing activities	-	(304,645)	(3,058,771)	(1,473,197)	(4,836,613)
Net cash (used in)/provided by financing activities	9,273,077	(285,123)	8,448,290	1,577,462	19,013,706
Effect of exchange rate on cash and cash equivalents	-	(80,719)	(1,285,100)	334,075	(1,031,744)
Net increase in cash and cash equivalents	-	5,822,263	415,141	-	6,237,404

D. PROPERTY, PLANTS AND EQUIPMENT

We are headquartered in Hangzhou, China. We own three properties. Additionally, our current leased properties are as follows:

Description	Location	Size (square meters)	Lease expiration date
Principal executive office	Hai Wai Hai Tongxin Mansion Floor 5&6 Gong Shu District, Hangzhou City Zhejiang Province, China	4,000	December 27, 2022

Pharmacies (1)	Various locations in Hangzhou, Zhejiang Province, China	Range from 79 to 1,713	July 2022 to October 2033

Farmland for herb cultivation (2)	Qianhong Township, Hangzhou, Zhejiang Province, China	196,677	February 1, 2040

Land (2)	Lin’An District, Hangzhou, Zhejiang Province, China	18,616	February 1, 2040

(1)	As of the date of this report, we maintain operating leases in connection with our 111 pharmacies. See Note 11, “Long Term Deposits”. The leases do not contain any material escalating lease payments or contingent rental payment terms. We must negotiate with the landlords for an extension of the current leases or enter into new leases upon their termination, upon which our landlords may request a rent increase. Under applicable PRC law, we have priority over other potential lessees with respect to the leased store space on the same terms. We also do not expect any significant difficulties in renewing the existing leases upon their expiration, where desired. Our community stores are normally relatively small in size and the fixtures inside such stores are easily movable. As a result, we do not expect our drugstore operations to be materially and adversely affected by any failure to renew current leases or enter into new leases.
(2)	We lease the land from the People’s Government of Qianhong Village under a 30-year lease entered in February 2010. The rent for the land was prepaid in full in May 2010. See Note 12, “Other Noncurrent Assets,” and Note 14, “Intangible Assets,” to the Financial Statements.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS.

The following discussion and analysis of our results of operations and financial condition for the fiscal years ended March 31, 2022, 2021 and 2020 should be read in conjunction with our financial statements and the notes to those financial statements that are included elsewhere in this report. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under the “Risk Factors,” “Cautionary Notice Regarding Forward-Looking Statements” and “Description of Business” sections and elsewhere in this report. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” “predict” and similar expressions to identify forward-looking statements. Although we believe the expectations expressed in these forward-looking statements are based on reasonable assumptions within the bound of our knowledge of our business, our actual results could differ materially from those discussed in these statements. Factors that could contribute to such differences include, but are not limited to, those discussed in the “Risk Factors” section of this report. We undertake no obligation to update publicly any forward-looking statements for any reason even if new information becomes available or other events occur in the future other than in compliance with the SEC rules and regulations.

Our financial statements are prepared in U.S. Dollars and in accordance with accounting principles generally accepted in the United States. See “Exchange Rates” at the end of this section for information concerning the exchanges rates at which Renminbi (“RMB”) were translated into U.S. Dollars (“USD” or “$”) at various pertinent dates and for pertinent periods.

Overview

We currently operate in four business segments in China: (1) retail drugstores, (2) online pharmacy, (3) wholesale of products similar to those that we carry in our pharmacies, and (4) farming and selling herbs used for traditional Chinese medicine (“TCM”).

Our drugstores offer customers a wide variety of pharmaceutical products, including prescription and over-the-counter (“OTC”) drugs, nutritional supplements, TCM, personal and family care products, medical devices, and convenience products, including consumable, seasonal, and promotional items. Additionally, we have licensed doctors of both western medicine and TCM on site for consultation, examination and treatment of common ailments at scheduled hours. During the year ended March 31, 2021, the Company sold its Lin’An Jiuzhou Pharmacy Co., Ltd (“Lin’An Jiuzhou”), which runs ten stores in Linan City, to local investors for a total proceeds of $. On the other side, we have been concentrating on new stores within Hangzhou metropolitan area.As of March 31, 2022, we had 111 pharmacies in Hangzhou city under the store brand of “Jiuzhou Grand Pharmacy”.

Since May 2010, we have also been selling certain OTC drugs, medical devices, nutritional supplements and other sundry products online. Our online pharmacy sells through several third-party platforms such as Alibaba’s Tmall, JD.com and Amazon.com, and the Company’s own platform all over China. In fiscal year 2020, in order to keep competitive in certain third-party platforms such as Tmall, we have spent reasonable resources on marketing our products through these third-party platforms. Our sales through our own platform are primarily generated by customers who use their private commercial medical insurances package.

We operate a wholesale business through Jiuxin Medicine distributing third-party pharmaceutical products (similar to those carried by our pharmacies) primarily to trading companies and other local drugstores in China. We also farm certain herbs used in TCM but have not made sales in the year ended March 31, 2022.

Amidst COVID-19 outbreak, we experienced a decline in the number of customer visits. To avoid face-to-face contact, customers tend to shop online. In order to keep pace with customers’ change in their ways of shopping, we strengthened our O2O service team, which takes orders online, i.e. via mobile phone app, and delivers products to local community from our stores. The spread of the disease has been effectively controlled in China in the past few months. The number of the new daily cases has become limited. People now work and live as normal. As a result, we believe the negative impacts on our operations are temporary. However, the impact of COVID-19 on our operations depends on its future developments, which are highly uncertain and cannot be predicted. Major factors include the duration of the outbreak, new information concerning the severity of the coronavirus, and actions to contain coronavirus or minimize its harm, among others.

Critical Accounting Policies and Estimates

In preparing our audited consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, we are required to make judgments, estimates and assumptions that affect: (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenue and expenses during each reporting period. We continually evaluate these estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ materially from those estimates.

We believe that any reasonable deviation from those judgments and estimates would not have a material impact on our financial condition or results of operations. To the extent that the estimates used differ from actual results, however, adjustments to the statement of operations and corresponding balance sheet accounts would be necessary. These adjustments would be made in future financial statements.

When reading our financial statements, you should consider: (i) our critical accounting policies; (ii) the judgment and other uncertainties affecting the application of such policies; and (iii) the sensitivity of reported results to changes in conditions and assumptions. The critical accounting policies and related judgments and estimates used to prepare our financial statements are identified in Note 2 to our audited consolidated financial statements accompanying in this report.

Revenue recognition

In May 2014, the FASB issued ASU No. 2014-09, which creates Topic 606, Revenue from Contracts with Customers. The new guidance outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. Additionally, the guidance requires improved disclosure to help users of financial statements better understand the nature, amount, timing, and uncertainty of revenue that is recognized. The new guidance supersedes most current revenue recognition guidance, including industry-specific guidance. The standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, and permits early adoption on a limited basis. The update permits the use of either the retrospective or cumulative effect transition method. On April 1, 2018, we adopted the guidance in ASC 606 and all the related amendments and applied the new revenue standard to all contracts using the modified retrospective method. Based on the new standard our revenue recognition policies related to membership rewards programs has changed. Membership rewards, usually membership points, are accumulated by customers based on their historical spending levels. The Company has determined that there is an additional performance obligation to those customers at the time of the initial transaction. The customers can then redeem these points against the prices of merchandises they purchase in the future. At the end of each period, unredeemed membership rewards are reflected as a contract liability. The adoption of the new revenue standard was not material and is not expected to be material to our net income on an ongoing basis.

Impairment of definite-lived intangible assets

The Company evaluates the recoverability of definite-lived intangible assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. These long-lived assets are grouped and evaluated for impairment at the lowest level at which individual cash flows can be identified. When evaluating these long-lived assets for potential impairment, the Company first compares the carrying amount of the asset group to the asset group’s estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows are less than that carrying amount of the asset group, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset group to the asset group’s estimated future cash flows (discounted and with interest charges). If required, an impairment loss is recorded for the portion of the asset group’s carrying value that exceeds the asset group’s estimated future cash flows (discounted and with interest charges).

The long-lived asset impairment loss calculation contains uncertainty since management must use judgment to estimate each asset group’s future sales, profitability and cash flows. When preparing these estimates, the Company considers historical results and current operating trends and consolidated sales, profitability and cash flow results and forecasts. These estimates can be affected by a number of factors including, but not limited to, general economic and regulatory conditions, efforts of third party organizations to reduce their prescription drug costs and/or increased member co-payments, the continued efforts of competitors to gain market share and consumer spending patterns.

In the year ended March 31, 2022 and 2021, we evaluated the use rights of the forest land, which is currently used to cultivate Ginkgo trees. The forest rights certificate from the local village extends the life of the lease to January 31, 2060.Based on the evaluation of the forest land use rights, the Company recorded an impairment of $148,795 and $228,506.

Results of Operations

Comparison of years ended March 31, 2022, 2021 and 2020

The following table summarizes our results of operations for the years ended March 31, 2022, 2021 and 2020:

	Years ended December 31,
	2022		2021		2020
	Amount	Percentage of total revenue	Amount	Percentage of total revenue	Amount	Percentage of total revenue
Revenue	$164,392,555	100.0%	$133,134,633	100.0%	$117,327,689	100.0%
Cost of goods sold	$127,873,515	77.8%	103,890,824	78.0%	91,801,259	78.2%
Gross profit	$36,519,040	22.2%	$29,243,809	22.0%	$25,526,430	21.8%
Selling expenses	$30,876,959	18.8%	$26,954,914	20.2%	$23,793,603	20.3%
General and administrative expenses	$8,187,176	5.0%	$10,897,629	8.2%	$8,108,377	6.9%
Impairment of long-lived assets	$148,795	0.1%	$228,506	0.2%	$628,192	0.5%
Loss from operations	$(2,693,890)	(1.6)%	$(8,837,240)	(6.6)%	$(7,003,742)	(6.0)%
Other Expense, net	$595,250	0.4%	$429,210	0.3%	$562,323	0.5%
Change in fair value of derivative liability	$-	0.0%	$64,090	0.0%	$401,158	0.3%
Income tax expense	$1,099,726	0.7%	$31,638	0.0%	$16,258	0.0%
Net loss	$(3,198,366)	(1.9)%	$(8,375,578)	(6.3)%	$(6,457,677)	(5.5)%

Revenue by Segment

Comparison of years ended March 31, 2022 and 2021

The following table breaks down the revenue for our four business segments for the years ended March 31, 2022 and 2021:

	For the years ended March 31,
	2022		2021
	Amount	% of total revenue	Amount	% of total revenue	Variance by amount	% of change
Revenue from retail drugstores	$84,228,492	51.2%	$76,098,975	57.2%	$8,129,517	10.7%
Revenue from online sales	30,219,364	18.4%	22,485,919	16.8%	7,733,445	34.4%
Revenue from wholesale business	49,944,699	30.4%	34,549,739	26.0%	15,394,960	44.6%
Revenue from farming business	-	-%	-	-%	-	-%
Total revenue	$164,392,555	100.0%	$133,134,633	100.0%	$31,251,312	23.5%

Retail drugstores sales, which accounted for approximately 51.2% of total revenue for the year ended March 31, 2022, increased by $8,129,517 or 10.7% compared to the year ended March 31, 2021, to $84,228,492. However, after removing the impact of exchange rate fluctuation, the actual retail drugstores sales increased 5.2%. Same-store sales increased by approximately $7,317,963, or 10.0%, while new stores contributed approximately $711,155 in revenue in the year ended March 31, 2022.

The actual increase in our retail drugstore sales is primarily due to continuous adjustments of merchandises, suitable to the market and improved store employee incentive plan, and contribution from the new store sales.

Due to stricter budget control on medical reimbursement program from local National Healthcare Security Administration (“NHSA”) and competitive market condition, we spent significant efforts in selecting and replacing our merchandises at stores. To minimize the effect from local NHSA’s budget control, we expand the categories of our merchandises . As a result, we were able to depend less on the medical reimbursement program and increase our cash sales. In addition, to fight against our competitors, we have been closely working with our suppliers to conduct a series of market promotions in local communities. As a result, our sales were able to increase slightly although NHSA tightened its budget.

In addition, we hired a new human resource head, who has fruitful experience in other major drugstore chain in China. He has implemented a new store employee compensation plan, which better links employees’ compensation with sales and profits margin.

Our new stores have also contributed additional sales. Our store count is 109 at March 31, 2021 and 111 at March 31, 2022.In January 2021, we sold Lin’An Jiuzhou Pharmacy which had ten stores. In the nine months ended December 31, 2020, the sale from Lin’An Jiuzhou Pharmacy was approximately $1,721,606.

Our online pharmacy sales increased by approximately $7,733,445, or 34.4% for the year ended March 31, 2022, as compared to the year ended March 31, 2021. The increase was primarily caused by sales to commercial insurance customers via our official website and an increase in sales of prescription drugs via e-commerce platforms such as Tmall. The sales via our official website were primarily made by certain pharmacy benefit management providers and insurance companies. For example, we have signed a service contract with Yingda Taihe Life Insurance Co. Ltd. (“Yingda”), a national insurance company. Certain companies bought private health insurances from Yingda for their employees. By linking our online pharmacy platform with Yingda and educating these employees, they are able to buy health products on our online stores. The sales from these customers contributed significantly to our official website sales.

Prescription drugs used to be prohibited from sales online due to safety concern. However, because the nation has lifted the ban order, online prescription drug sales become popular. As a result, the sale of prescription drugs was $10,331,652 in the year ended March 31, 2022 as compared to $8,243,099 in the year ended March 31, 2021.

Wholesale revenue increased by $15,394,960 or 44.6%. Our suppliers demand significantly more purchase from us based on our contracts, so that they can give us purchase discounts.. As a result, we lowed our sales prices to local vendors. By lowing the sales prices, we were able to increase our sales significantly. However, hospitals are still the dominant drug retailers in China. Local hospitals usually have strong ties with their existing suppliers and we have not been able to make significant progress in becoming a major supplier to local hospitals.

In the year ended March 31, 2022 and 2021, we have not harvested and generated revenue from our farming business. We planted ginkgo trees during the year ended March 31, 2013. A ginkgo tree may have a growth period of up to twenty years before it is mature enough for harvest. Usually, the longer it grows the more valuable it becomes. We plan to continue cultivating the trees in order to maximize their market value in the future.

Comparison of years ended March 31, 2021 and 2020

The following table breaks down the revenue for our four business segments for the years ended March 31, 2021 and 2020:

	For the years ended March 31,
	2021		2020
	Amount	% of total revenue	Amount	% of total revenue	Variance by amount	% of change
Revenue from retail drugstores	$76,098,975	57.2%	$74,081,237	63.1%	$2,017,738	2.7%
Revenue from online sales	22,485,919	16.8%	13,541,215	11.6%	8,944,704	66.1%
Revenue from wholesale business	34,549,739	26.0%	29,705,237	25.3%	4,844,502	16.3%
Revenue from farming business	-	-%	-	-%	-	-%
Total revenue	$133,134,633	100.0%	$117,327,689	100.0%	$15,806,944	13.5%

Retail drugstores sales, which accounted for approximately 57.2% of total revenue for the year ended March 31, 2021, increased by $2,017,738 or 2.7% compared to the year ended March 31, 2020, to $76,098,975. However, after removing the impact of exchange rate fluctuation, the actual retail drugstores sales decreased 1.5%. Same-store sales decreased by approximately $949,110, or 1.3%, while new stores contributed approximately $548,403 in revenue in the year ended March 31, 2021.

The actual decrease in our retail drugstore sales is primarily due to the negative effect on the overall economy from COVID-19 and our strategic decision to cease selling certain low-profit margin products that are eligible for reimbursement by NHSA since September 1, 2020

In the first half of Calendar 2020, to boost our sales, we promoted sale of DTP (Direct-to-Patient) drugs. DTP drugs are usually new medicines not sold at hospitals with low profit margin. As part of the PRC’s recent medical reform package, local governments require local hospitals to reduce the revenue percentage from drug sales. In order to achieve such goal, public hospitals first chose to case to sell low-profit-margin DTP products. As the biggest local drugstore network in Hangzhou City, Jiuzhou Pharmacy has a few stores located adjacent to local hospitals. Additionally, we have actively contacted local vendors of certain DTP products that we were previously not selling and were able to sell these DTP products in our stores. By setting special counters sell DTP products at our stores, sales in our drugstores have increased especially in the first half of Calendar 2020. However, sales of a few DTP drugs are reimbursed by local NHSA. If we continue to sell large quantity of products reimbursed by the NHSA, the agency may refuse to pay us due to its limited budget. As a result, we chose to actively control sales of certain low-profit margin products covered by NHSA.

In order to further balance its budget, the local NHSA announced to eliminate a variety of medicines, including nutritional supplements, from its list of reimbursed drugs beginning from September 1, 2020. Certain eliminated items are quite popular at the market. As these products are not reimbursed by their insurance program, customers usually choose to order less on these products. As a result, our overall sales were affected. However, as we quickly searched for substitute products favored by our customers, we expect to recover our sales in the future.

Although local economy has quickly recovered from COVID-19, the economy growth has slowed down in general. Local people have become more conservative in consumption. Once the spread of COVID-19 is effectively controlled, we expect the local consumption will surge again in the future. Our store count is 118 at March, 2020 and 109 at March 31, 2021.

Our online pharmacy sales increased by approximately $8,944,704, or 66.1% for the year ended March 31, 2021, as compared to the year ended March 31, 2020. The increase was primarily caused by an increase in sales of prescription drugs via e-commerce platforms such as Tmall. In the past, prescription drugs cannot be sold online due to safety concern. However, because the nation has lifted the ban order, online prescription drug sales become popular. As a result, the sale of prescription drugs was $8,243,099 in the year ended March 31, 2021 as compared to $1,447,469 in the year ended March 31, 2020. Additionally, we maintained a membership care program targeted at chronic disease customers. We have closely interacted with our members via WeChat by providing healthcare knowledge and reminding our customers to refill medicine. By implementing a personalized customer care program, we were able to promote our sales.

The sales via our official website were primarily made by certain pharmacy benefit management providers and insurance companies. For example, we have signed a service contract with Yingda Taihe Life Insurance Co. Ltd. (“Yingda”), a national insurance company. Certain companies bought private health insurances from Yingda for their employees. By linking our online pharmacy platform with Yingda and educating these employees, they are able to buy health products on our online stores. The sales from these customers contributed significantly to our official website sales. Additionally, in the first quarter of calendar 2021, at the outbreak of COVID-19, we sold a large quantity of health protective products such as masks. Our official website sales decreased by 74,238 or 2.5% year over year.

Wholesale revenue increased by $4,844,502 or 16.3%, primarily as a result of our ability to resell certain products, which our retail stores made large order on, to other vendors. As our retail drugstores achieved large quantity sales of certain brand name products, we were able to bargain for lower purchase prices than the market level on these merchandises. As a result, vendors who were unable to obtain a better price than ours, turned to us for these products, causing the increase in the wholesale volume. However, hospitals are still the dominant drug retailers in China. Local hospitals usually have strong ties with their existing suppliers and we have not been able to make significant progress in becoming a major supplier to local hospitals.

In the year ended March 31, 2022, 2021 and 2020, we have not harvested and generated revenue from our farming business. We planted ginkgo trees during the year ended March 31, 2013. A ginkgo tree may have a growth period of up to twenty years before it is mature enough for harvest. Usually, the longer it grows the more valuable it becomes. We plan to continue cultivating the trees in order to maximize their market value in the future.

Gross Profit

The average gross margins for each of our four business segments for the years ended March 31, 2022, 2021 and 2020 are as follows:

	Year ended March 31,
	2022	2021	2020
Average gross margin for retail drugstores	32.0%	30.2%	28.1%
Average gross margin for online sales	11.9%	10.4%	10.6%
Average gross margin for wholesale business	12.0%	11.3%	11.0%
Average gross margin for farming business	N/A	N/A	N/A

Comparison of years ended March 31, 2022 and 2021

Gross profit increased by $7,275,231   or 24.9% period over period primarily as a result of an increase in gross profit provided by both wholesale business and retail drugstores, which increased significantly in the year ended March 31, 2022. At the same time, gross margin increased from 22.0% to 22.2% due to higher retail drugstores profit margins.

Retail gross margins increased primarily because we introduced certain popular products with high profit margin and lowered the sale percentile of DTC (Direct-to-Patient) products. In order to promote our sales and profits, we specifically selected a series of popular products, which we believe are suitable to local community. Additionally, DTC products are usually prescription drugs prescribed by the hospital doctors. In order to attract more customers to our stores, we introduced certain DTC products into our stores, However, due to their low profit margin, we have controlled its sales in the fiscal year 2022. As a result, we were able to keep up with our sales profit margin. . We expect to keep our profit margin at a stable level in the future.

Gross margin of online pharmacy sales increased primarily due to selection of high-profit margin products. We conduct our business either through certain e-commerce platforms such as Tmall and JD.com or via our own official online pharmacy website, www.dada360.com. In order to promote our profit margin, we selected products with higher profits margin and marketed these products to our customers. As a result, our profit margin for online sales decreased.

Wholesale gross margin increased primarily due to various products with different profit margin we carried and sold to certain pharmaceutical vendors. Although we have attempted to market our products to major local hospitals and other pharmacies, we have not been able to make significant progress. Until we are able to obtain status as a provincial or national exclusive sale agent for certain popular drugs or have sales access to large local hospitals, we may have to maintain low profit margins in order to drive sales on our wholesale business.

Comparison of years ended March 31, 2021 and 2020

Gross profit increased by $3,717,379 or 14.6% period over period primarily as a result of an increase in gross profit provided by both wholesale business and retail drugstores, which increased significantly in the year ended March 31, 2021. At the same time, gross margin increased from 21.8% to 22.0% due to higher retail drugstores profit margins. The average gross margins for each of our four business segments are as follows:

Retail gross margins increased primarily because we introduced certain popular products with high profit margin and renegotiated prices with our suppliers continuously. In order to promote our sales and profits, we specifically selected a series of popular products such as radix bupleuri, which we believe are suitable to local community. As a result, we were able to keep up with our sales profit margin. Additionally, we continuously renegotiate with our vendors and press price down to acceptable levels. For example, we explore more suppliers to search for lower prices. We also try to directly purchase from manufacturers instead of local vendors to cut off middle-man expenses. We expect to keep our profit margin at a similar level in the future.

Gross margin of online pharmacy sales decreased primarily due to intense market competition. The online prices of healthcare products are transparent as customers can easily compare prices from websites. In order to promote our sales through e-commerce platforms, we have to lower our prices leading to lower profit margin. As a way to retain new customers from insurance companies, we also kept low prices on our official online pharmacy websites. As a result, our profit margin for online sales decreased.

Wholesale gross margin increased primarily due to various products with different profit margin we carried and sold to certain pharmaceutical vendors. Although we have attempted to market our products to major local hospitals and other pharmacies, we have not been able to make significant progress. Until we are able to obtain status as a provincial or national exclusive sale agent for certain popular drugs or have sales access to large local hospitals, we may have to maintain low profit margins in order to drive sales on our wholesale business.

Selling and Marketing Expenses

Sales and marketing expenses for the year ended March 31, 2022 increased by $3,922,045 or 14.6% as compared to the year ended March 31, 2021, primarily due to increase in rent and the sales and marketing expenses. The rent expense increased by approximately $3.48 million as a result of local real estate boom. The sales and marketing expenses increased by approximately $0.68 million, which primarily reflects the increase in fee charged by distribution channels Such as Tmall and JD as a percentage of online pharmacy sales. Overall, such expenses as a percentage of our revenue were 18.8% and 20.2% respectively, in the years ended March 31, 2022 and 2021.

Sales and marketing expenses for the year ended March 31, 2021 increased by $3,161,311 or 13.3% as compared to the year ended March 31, 2020, primarily due to increase in salary and rent. Retaining key employees such as store manager and pharmacists is critical to our success in the local market. To retain our employees and keep competitive in compensation, we raised our sales staff salary by approximately $1.1 million. In addition, the rent expense increased by approximately $1.3 million as a result of local real estate boom. Excluding the effect from the salary and rent, the sales and marketing expenses increased by approximately $0.8 million, which primarily reflects the increase in fee charged by distribution channels Such as Tmall and JD as a percentage of online pharmacy sales. Overall, such expenses as a percentage of our revenue were 20.2% and 20.3% respectively, in the year ended March 31, 2021 and 2020.

General and Administrative Expenses

General and administrative expenses for the year ended March 31, 2022 decreased by $2,710,453 or 24.9% as compared to the year ended March 31, 2021, primarily due to the decrease in stock-based compensation, offset by the increase in bad debt expense. Such expenses as a percentage of revenue increased to 5.0% from 8.2% for the same period a year ago. In December 2020, we issued a total of 3,790,000 shares of common stock and recorded stock-based compensation of approximately $3.941,600. In the year ended March 31, 2021, we recorded the reduction in the allowance for bad debts of $0.17 million as compared to the increase in the allowance for bad debts of $1.0 million in FY2022. Excluding the above effects, general and administrative expenses decreased by approximately $0.06 million.

General and administrative expenses for the year ended March 31, 2021 increased by $2,789,252 or 34.4% as compared to the year ended March 31, 2020, primarily due to the increase in stock-based compensation, offset by the decrease in bad debt expense. Such expenses as a percentage of revenue increased to 8.2% from 6.9% for the same period a year ago. In December 2020, we issued a total of 3,790,000 shares of common stock and recorded stock-based compensation of approximately $3.9 million. In the year ended March 31, 2021, we recorded the reduction in the allowance for bad debts of $1.0 million as compared to increase in bad debt expense in of $0.1 million in FY2020. Excluding the above effects, general and administrative expenses decreased by approximately $0.06 million.

Impairment of Long-lived Assets

We recorded an impairment of long-lived assets of $148,795, $228,506 and $628,192 for the year ended March 31, 2022, 2021 and 2020. In the year ended March 31, 2022, we evaluated the forest land use rights and recorded an impairment of $148,795. In the year ended March 31, 2021, we evaluated the forest land use rights and recorded an impairment of $228,506. In the year ended March 31, 2020, we evaluated the licenses of insurance applicable drugstores acquired in the past based on their discounted positive cash value and recorded an impairment of $628,192.

Loss from Operations

As a result of the above, loss from operations was $2,693,890, $8,837,240 and $7,003,742 for the years ended March 31, 2022, 2021 and 2020, respectively. Our operating margin for the year ended March 31, 2022, 2021 and 2020 was (1.6) %, (6.6) % and (6.0) %, respectively.

Income Taxes

Our income tax expense for the year ended March 31, 2022 increased by $1,068,088 as compared to the year ended March 31, 2021 due to a decrease in the effective rate resulting from an increase in profits in several business lines.

Our income tax expense for the year ended March 31, 2021 increased by $15,380 as compared to the year ended March 31, 2020 due to an increase in the effective rate resulting from an increase in profits in several business lines.

Net Loss

As a result of the foregoing, net loss was $3,198,366, $8,375,578 and $6,457,677 in the years ended March 31, 2022, 2021 and 2020.

Accounts receivable

Accounts receivable, which are unsecured, are stated at the amount we expect to collect. We continuously monitor collections and payments from our customers (our distributors) and maintain a provision for estimated credit losses. To prepare for potential loss in such accounts, we made corresponding reserves.

Our accounts receivable aging was as follows for the periods described below:

From date of invoice to customer	Retail drugstores	Online Pharmacy	Drug wholesale	Herb farming	Total amount
1- 3 months	$14,056,378	$1,463,890	$2,146,573	$-	$17,666,841
4- 6 months	2,624	6,731	1,534,368	-	1,543,723
7- 12 months	4,579	-	-	-	4,579
Over one year	-	-	-	-	-
Allowance for doubtful accounts	(2,019,909)	(14,975)	(443,764)	-	(2,478,648)
Total accounts receivable	$12,043,672	$1,455,646	$3,237,177	$-	$16,736,495

Accounts receivable from our retail business mainly consist of reimbursements from local government health insurance bureaus and commercial health insurance programs. In the year ended March 31, 2022, we wrote off an approximately $341,102 collectible from provincial and Hangzhou City government insurance, as such amounts have been determined by the health insurance bureaus to be unqualified for reimbursement.

Accounts receivables from our online pharmacy business mainly consist of receivables from insurance company and a service company handling with insurance companies. As we continue to expand our business with commercial insurance company, our receivables from them increased. Additionally, certain receivables are from third-party platforms such as JD.com where we sell products. Usually the third-party platforms will collect from customers ordering on their platforms and then reimburse us at a later date, such reimbursement periods times ranging from several days to a month after orders are placed.

Accounts receivable from our drug wholesale business consist of receivables from our customers such as pharmaceutical distributors and local drugstores primarily in Zhejiang Province. In fiscal 2021, we accelerated collection of certain aged accounts from customers which we no longer or rarely sold products to. By doing so, we are able to take better use of our cash. As a result, the overall reserve on wholesale accounts receivables decreased.

Subsequent to March 31, 2022 and through June 30, 2022, we collected approximately $8.2 million in receivables relating to our drugstore business, approximately $1.1 million in receivables relating to our online pharmacy business, approximately $2.5 million relating to our wholesale business, and $0 relating to our herb farming business.

Advances to suppliers

Advances to suppliers are mainly prepayments to secure certain products or services at favorable pricing. The aging of our advances to suppliers is as follows for the periods described below:

From date of cash prepayment to suppliers	Retail drugstores	Online Pharmacy	Drug wholesale	Herb farming	Total amount
1- 3 months	$120,666	$-	$273,758	$-	$394,424
4- 6 months	132,719	-	14,451	-	147,170
7- 12 months	-	-	68,932	-	68,932
Over one year	(7,916)	-	(31,033)	-	(38,949)
Total advances to suppliers	$245,469	$-	$326,180	$-	$571,577

Since the acquisition of Jiuxin Medicine, we have gradually transferred almost all logistics services of our retail drugstores to Jiuxin Medicine. Jiuzhou Pharmacy only purchases certain non-medical products such as sundry. As a result, our retail chain made few advances to suppliers as of March 31, 2022. At the end of 2022 we had outstanding advances to suppliers with which we have ceased doing business. These advances have been fully reserved.

Advances to suppliers for our drug wholesale business consist of prepayments to our vendors such as pharmaceutical manufacturers and other distributors. We typically receive products from vendors within three to nine months after making prepayments. We continuously monitor delivery from and payments to our vendors while maintaining a provision for estimated credit losses based upon past experience and any supplier-specific issues such as the discontinuation of inventory supply that have been identified. If we are having difficulty receiving products from a vendor, we take the following steps: cease purchasing products from the vendor, ask for return of our prepayment promptly, and if necessary, take legal action. If all of these steps are unsuccessful, management then determines whether or not the prepayments should be reserved or written off. In fiscal 2022, in order to use our cash more efficiently, we accelerated the collection of deposits from quite a few suppliers, especially aged accounts. We chose to only leave deposits with critical suppliers who supply large quantities of merchandise. As a result, the outstanding advances to suppliers decreased dramatically.

Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations

The following table summarizes our contractual obligations:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term loan payable	$-	-	-	-	-
Notes payable	34,189,022	34,189,022	-	-	-
Long-term loan payable	1,957,956	1,957,956	-	-	-
Total	$36,146,978	36,146,978	-	-	-

Off-balance Sheet Arrangements

We do not have any outstanding financial guarantees or commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as stockholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Exchange Rates

Our subsidiaries and affiliated companies in the PRC maintain their books and records in RMB, the lawful currency of the PRC. In general, for consolidation purposes, we translate their assets and liabilities into USD using the applicable exchange rates prevailing at the balance sheet date, and the statement of income is translated at average exchange rates during the reporting period. Adjustments resulting from the translation of their financial statements are recorded as accumulated other comprehensive income.

The exchange rates used to translate amounts in RMB into USD for the purposes of preparing the audited consolidated financial statements or otherwise disclosed in this report were as follows:

	March 31, 2022	March 31, 2021	March 31, 2020
Balance sheet items, except for the registered and paid-up capital, as of end of period/year	USD1: RMB 6.3393	USD1: RMB 6.5594	USD1: RMB 7.0915

Amounts included in the statement of Operations and statement of cash flows for the period/ year ended	USD1: RMB 6.4180	USD1: RMB 6.7722	USD1: RMB 6.9656

Inflation

We believe that inflation has not had a material effect on our operations to date.

B. LIQUIDITY AND CAPITAL RESOURCES

Our cash flows for the periods indicated are as follows:

	For the year ended March 31,
	2022	2021	2020
Net cash used in operating activities	$(5,385,973)	$(62,292)	$(6,907,945)
Net cash used in investing activities	$(306,138)	$(1,998,325)	$(4,836,613)
Net cash provided by financing activities	$4,836,898	$3,079,853	$19,013,706

Net cash used in operating activities

For the year ended March 31, 2022 cash used in operating activities amounted to $(5,385,793), as compared to $(62,292) a year ago. The change is primarily attributable to a decrease in cash provided by accounts payable of $9,938,165, a decrease in cash provided by stock compensation of $3,941,600, a decrease in cash provided by other receivables of $2,396,659 offset by an increase of $5,138,115 in inventories and biological assets, an increase in cash provided by net loss of $5,177,212.

For the year ended March 31, 2021 cash used in operating activities amounted to $(62,292), as compared to $(6,907,945) a year ago. The change is primarily attributable to a decrease in cash provided by inventories and biological assets of $4,594,952, a decrease in cash provided by accounts receivable of $1,740,172, a decrease in cash provided by bad debt direct write-off and provision of $1,153,216 offset by an increase of $6,697,870 in accounts payable, an increase in cash provided by Stock compensation of $3,907,040 and an increase in cash provided by other current assets of $2,283,281.

Net cash used in investing activities

For the year ended March 31, 2022, net cash used in investing activities amounted to $(306,138), as compared to $(1,998,325) provided by investing activities a year ago. The change is primarily attributable to an increase in cash provided by investment in a joint venture of $1,470,119 and an increase of $170,445 in additions to leasehold improvements.

For the year ended March 31, 2021, net cash used in investing activities amounted to $(1,998,325), as compared to $(4,836,613) provided by investing activities a year ago. The change is primarily attributable to an increase in cash provided by investment in a joint venture of $1,096,964 and an increase of $773,343 in purchases of intangible assets.

Net cash provided by financing activities

For the year ended March 31, 2022, net cash provided by financing activities amounted to $4,836,898, as compared to $3,079,853 a year ago. The change is primarily due to repayment of notes payable and proceeds from equity and debt financing.

For the year ended March 31, 2021, net cash provided by financing activities amounted to $3,079,853, as compared to $19,013,706 a year ago. The change is primarily due to repayment of notes payable and proceeds from third parties loan. On June 3, 2020, the Company closed a registered direct offering of 5,000,004 shares of common stock at $2.00 per share with gross proceeds of $10,000,008 from its effective shelf registration statement.

As of March 31, 2022, we had cash of approximately $35,339,577. Our total current assets as of March 31, 2022, were $75,451,894 and total current liabilities were $74,448,396, which resulted in a working capital of $1,003,498.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company has no research and development policy for the past three years.

D. TREND INFORMATION.

Industry and Market Outlook

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

CRITICAL ACCOUNTING ESTIMATES

The discussion and analysis of our financial condition and results of operations are based upon our audited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these audited consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We evaluate our estimates on an ongoing basis, including those related to revenue recognition and income taxes. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making the judgments we make about the carrying values of our assets and liabilities that are not readily apparent from other sources. Because these estimates can vary depending on the situation, actual results may differ from the estimates.

The critical accounting policies summarized in this section are discussed in further detail in the notes to the audited consolidated financial statements appearing elsewhere in this annual report. Management believes that the application of these policies on a consistent basis enables us to provide useful and reliable financial information about our operating results and financial condition.

E. OFF-BALANCE SHEET ARRANGEMENT.

Please refer to the disclosure under Off-balance Sheet Arrangements on page 55 of this report.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

Please refer to the table under Contractual Obligations on page 55 of this report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. DIRECTORS AND SENIOR MANAGEMENT.

The following table identifies our current executive officers and directors as of the date of this report, their respective offices and positions, and their respective dates of election or appointment:

Name	Age(1)	Position	Date of Appointment
Lei Liu	57	Chief Executive Officer and Chairman of the Board of Directors	September 17, 2009
Ming Zhao	46	Chief Financial Officer	August 1, 2011
Li Qi	50	Director	October 23, 2009
Caroline Wang (2) (3) (4)	35	Director	March 29, 2017
Jiangliang He (2) (3) (4)	59	Director	September 4, 2018
Genghua Gu (2) (3) (4)	71	Director	March 28, 2014
Pingfan Wu (4)	57	Director	October 26, 2018

(1)	As of the date of this report.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Nominating Committee.

Biographical Information of Our Current Directors and Executive Officers

Lei Liu has served as our Chief Executive Officer and Chairman of our Board of Directors since September 17, 2009. Mr. Liu is one of the three founders of Hangzhou Jiuzhou Grand Pharmacy Chain Co., Ltd. (“Jiuzhou Pharmacy”), Hangzhou Jiuzhou Clinic of Integrated Traditional and Western Medicine (General Partnership) (“Jiuzhou Clinic”) and Hangzhou Jiuzhou Service & Public Health Service Co., Ltd. (“Jiuzhou Service”) (Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service, as well as the subsidiaries of Jiuzhou Pharmacy, collectively as “HJ Group”), and has been the executive director of Jiuzhou Pharmacy since September 2003 and the supervising director of Jiuzhou Service since November 2005. From December 1997 to August 2003, Mr. Liu worked in Tai He Drugstore as a general manager. From September 1992 to November 1997, Mr. Liu was an administration official of Hangzhou Medical Junior College, his alma mater, where he was also a researcher and an anatomy instructor from September 1983 to July 1992. Mr. Liu has been a licensed researcher in the PRC since September 1988. As the founder and CEO responsible for our vision and direction, Mr. Liu is invaluable to us and our Board of Directors.

Ming Zhao has served as our Chief Financial Officer since August 2011. From September 2010 to July 2011, Mr. Zhao was a senior manager at CFO Oncall, Inc., a financial consulting firm providing CFO services to U.S.-listed, China-based publicly traded companies. From December 2006 through August 2010, Mr. Zhao was a senior auditor at Sherb & Co., LLP. From January through June 2003, Mr. Zhao worked as a financial analyst at Microsoft Corporation. Mr. Zhao is a licensed certified public accountant. He graduated with a bachelor’s degree in accounting from Central University of Finance and Economic in Beijing in July 1999, and obtained a master’s degree in professional accounting from the University of Washington in December 2002.

Li Qi is one of the three founders of HJ Group. Ms. Qi has served as our secretary since October 23, 2009 to September 4, 2018, and is currently the general manager of both Jiuzhou Pharmacy and Jiuzhou Service. From January 2000 to June 2003, Ms. Qi worked in Zhejiang Yikang Drugstore as a general manager. From October 1991 to January 2000, Ms. Qi worked in the Branch Hospital of Hangzhou No. 1 People’s Hospital as a nurse. Ms. Qi is a licensed TCM pharmacist in the PRC and is a 1991 graduate of Hangzhou Nurse School. As the founder and secretary overseeing our day-to-day corporate operations, Ms. Qi is highly qualified to serve on our Board of Directors.

Caroline Wang has been a member of our Board since March 29, 2017. Ms. Wang has been a project manager with JC Group, a comprehensive industrial financial group which serves the “city management”, performing internal audit and projects management for a variety of financial products since October 2015. Prior to that, Ms. Wang served as a CFO assistant of Kandi Technologies Group, Inc. (Nasdaq:KNDI), a company engaged in the research, development, manufacturing, and sales of vehicle products. She was mainly responsible for consolidation of financial reports and internal control audits. From 2012 to 2015, Ms. Wang was an audit department assistant manager with KPMG Huazhen LLP Hangzhou Branch, conducting financial report audits and internal control audits for listing companies and also providing audit services to pre-IPO companies. None of these companies are related to or affiliated with the registrant. Ms. Wang holds a master’s degree in public administration from the London School of Economics and Political Science, and a bachelor’s degree in finance from Beijing Language and Culture University. The Board has determined that Ms. Wang has the qualification to serve as a member of the Board given her extensive financial, accounting and auditing experience, as well as her English and Chinese bilingual capabilities to facilitate the Board’s supervision of the management.

Jiangliang He, has extensive experience as a professional attorney. He has served as a partner in Dentons China, a large law firm with a presence in approximately 45 cities in China, since August 2008. From July 1997 to July 2008, he was a partner in the Zhejiang Jiuyao law firm. From July 1984 to June 1997, he was a professor at Hangzhou School of Law. Mr. He received his bachelor’s degree in law from Beijing University.

Genghua Gu is a retired physician, professor and published scientific researcher in the field of stomatology. From 2003 to 2013, Dr. Gu was a member of the Standing Committee of Zhejiang Province Political Consultative Conference. From 2000 to 2009, Dr. Gu was the Vice President of the Women’s Hospital of Zhejiang University’s School of Medicine (the “School of Medicine”), where, in addition to being a chief physician, professor and researcher, he was also in charge of logistics and financial control as part of the hospital’s management. From 1998 to 2000, Dr. Gu was the Vice President of the Second Affiliate Hospital of the School of Medicine (the “Affiliate Hospital”), where, in addition to his medical, teaching and research duties, he was also in charge of the hospital’s logistics. From 1995 to 1998, Dr. Gu served as the Deputy Magistrate with the Shuichang County Government in Zhejiang Province, in charge of the county’s culture, education and hygiene programs. From 1988 to 1995, Dr. Gu was the Head of the Medical Department at the Affiliate Hospital and was involved in planning and management of the medical department. Dr. Gu served as an oral surgeon from 1977 to 1988 at the Affiliate Hospital. Dr. Gu graduated from Shanghai Jiaotong University’s School of Medicine, Department of Stomatology in 1977. The Board has determined that Dr. Gu should serve as a director given his extensive medical and scientific research experience, as well as his government and hospital management and logistics experience.

Pingfan Wu graduated from Jiangxi Medical College with a major in clinical medicine. After graduation, she worked in a hospital for eight years as a physician and an attending physician. After that, she joined Sino-American Shike/GlaxoSmithKline for 18 years until 2014. From sales representative to GSK China Sales/Strategy Director, Ms. Wu was responsible for the sale of multiple prescription drugs/OTC products in Chinese hospitals, retail markets, government cooperation projects and mergers and acquisitions. Since 2014 Ms. Wu has been working at Cardinal Health China Pharmaceutical Co., Ltd., which is among the top three largest U.S./foreign drug distribution companies in China (“Cardinal China”). She served as its retail COO, responsible for retail channel branding/sales of the distribution products in China and online/offline business strategy planning and operation management for its Direct-to-Patient (“DTP”) pharmacy. The DTP pharmacy is mainly a hospital-side pharmacy and the products are primarily high-value drugs.

Family Relationships

There are no family relationships among our officers and directors and those of our subsidiaries and affiliated companies.

Board Diversity

The Nominating Committee does not have a formal policy with respect to diversity. However, the Board of Directors and the Nominating Committee believe that it is essential that the members of the Board of Directors represent diverse viewpoints. In considering candidates for the Board of Directors, the Board of Directors and the Nominating Committee consider the entirety of each candidate’s credentials in the context of the factors mentioned above. The Company is currently in compliance with the diversity requirements of Nasdaq Rule 5605(f) and 5606, with three female Asian directors and three male Asian directors.

Board Diversity Matrix (As of March 31, 2022)
Country of Principal Executive Offices	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	3	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0	0	0	0
LGBTQ+	0	0	0	0
Did Not Disclose Demographic Background	0	0	0	0

B. COMPENSATION.

Compensation of Directors and Executive Officers

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to our principal executive officer and principal financial officer during the last two (2) fiscal years. No other executive officer received compensation in excess of $100,000 during the fiscal year ended March 31, 2022.

Summary Compensation Table
Name and Principal Position	Fiscal Year ended March 31,	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Lei Liu,	2022	90,000	-0-	-	-0-	-0-	-0-	-0-	90,000
CEO (2)	2021	90,000	-0-	-	-0-	-0-	-0-	-0-	90,000

Ming Zhao,	2022	88,000	-0-	-	-0-	-0-	-0-	-0-	88,000
CFO	2021	88,000	-0-	-	-0-	-0-	-0-	-0-	88,000

(1)	Reflects the full fair value of stock issued during the applicable fiscal year for financial statement reporting purposes.
(2)	Salary as reported is based on interbank exchange rate of RMB 6.5594 to $1.00 on March 31, 2021 and RMB 6.4180 to $1.00 on March 31, 2022.

Employment Agreements, Termination of Employment and Change-in-Control Arrangements

Except as described below, we currently have no employment agreements with any of our executive officers, nor any compensatory plans or arrangements resulting from the resignation, retirement or any other termination of any of our executive officers, from a change-in-control, or from a change in any executive officer’s responsibilities following a change-in-control.

Agreement with Ming Zhao

We entered into an employment agreement with Mr. Zhao dated as of August 1, 2011, under which Mr. Zhao is serving as our Chief Financial Officer for a term of two years commencing August 1, 2011, for annual compensation of $100,000, payable in monthly installments, as well as a one-time grant of 3,333 shares of our ordinary shares (the “Shares”) under our 2010 Equity Incentive Plan. The term of his employment was extended verbally for another two (2) years with an amended annual compensation of $88,000 starting from October 2012. The term of this employment was extended verbally for another one (1) years automatically (unless providing prior notice otherwise) with an annual compensation of $88,000 starting from October 2015. During his employment, Mr. Zhao is subject to certain restrictive covenants, including (i) prohibition against engaging in any work that competes with us and our business and soliciting our customers, potential customers and employees, and (ii) requirement to maintain our confidential information.

Mr. Zhao’s employment agreement terminates upon his death or disability. If Mr. Zhao is unable to perform his duties for 60 days during any 12 month period, we may terminate the employment agreement upon 30-day written notice. We may also terminate the employment agreement for cause, upon notice if at any time Mr. Zhao commits (a) fraudulent, unlawful or grossly negligent conduct in connection with his employment duties; (b) willful misconduct; (c) willful and continued failure to perform his duties; (d) any felony or any crime involving moral turpitude; (e) any violation of any of our material policies; or (f) any material breach of any written agreement with us. Mr. Zhao may terminate his employment agreement immediately upon written notice if we breach our agreement with him.

Outstanding Equity Awards at Fiscal Year Ended March 31, 2022

Option Awards						Stock Awards
Name	Number of securities underlying unexercised options exercisable	Equity incentive plan awards: number of securities underlying unexercised options unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
Lei Liu	-	-	15,000	30.00	Nov.18, 2022	-	-	-	$-
Ming Zhao	-	-	2,500	30.00	Nov.18, 2022	-	-	-	$-
Li Qi	-	-	10,417	30.00	Nov.18, 2022	-	-	-	$-

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	80,583	30.00	376,667
Equity compensation plans not approved by security holders	-	-	-
TOTAL	80,583	30.00	376,667

Discussion of Summary Compensation and Grants of Plan-based Awards Tables

A summary of certain material terms of our existing compensation plans and arrangements is set forth below.

On September 21, 2010, our Board of Directors approved a stock incentive plan for officers, directors, employees, and consultants entitled “China Jo-Jo Drugstores, Inc. 2010 Equity Incentive Plan” (the “Plan”). The maximum number of shares that may be issued under the Plan is 168,750 shares of our common stock. The Plan was approved by our shareholders at our annual meeting held on November 2, 2010. On February 24, 2015, our Board of Directors adopted and approved Amendment No. 1 to the Plan to increase the number of shares of the Company’s common stock available for issuance thereunder from 168,750 share limit to 360,417 shares. Amendment No. 1 was approved by the stockholders at the annual shareholders meeting on March 23, 2015. On January 27, 2016, our Board of Directors adopted and approved Amendment No. 2 to the Plan to increase the number of shares of the Company’s common stock available for issuance thereunder from 360,417 share limit to 597,917 shares. Amendment No. 2 was approved by the stockholders at the annual shareholders meeting on March 23, 2016. Under the Plan, the Company may issue common stock and/or options to purchase common stock to our officers, directors, employees and consultants. The Plan is administered either by our Board of Directors or a committee that it designates comprising of at least two (2) “non-employee” directors. The board (or the committee, if one is designated) has full and complete authority, in its discretion, but subject to the express provisions of the Plan, to grant awards, to determine the number of awards to be granted and the time or times at which awards shall be granted; to establish the terms and conditions upon which awards may be exercised; to remove or adjust any restrictions and conditions upon awards; to specify, at the time of grant, provisions relating to exercisability of awards and to accelerate or otherwise modify the exercisability of any awards; and to adopt such rules and regulations and to make all other determinations deemed necessary or desirable for the administration of the Plan. On February 14, 2017, our Board of Directors adopted and approved Amendment No. 3 to the Plan to increase the number of shares of the Company’s common stock available for issuance thereunder from 597,917 share limit to 808,039 shares. Amendment No. 3 was approved by the stockholders at the annual shareholders meeting on March 29, 2017. On March 26, 2018, the shareholders of the Company approved the Amendment No. 4 to the Plan which increased the total shares of common stock available for issuance thereunder to 1,016,372. On June 30, 2018, the Compensation Committee of the Board approved the Amendment No. 5 to the Plan as The Tax Cuts and Jobs Act of 2017 removed the 162(m) qualified performance based compensation exemption to the $1 million cap on deductions for compensation to covered executives. Section 1.3.2 was in the Plan to permit grants under the Plan to fit within that exemption. As that exemption no longer applies for grants made in 2018 or thereafter, the Plan had been amended to remove the provisions intended to comply with that exemption, including the one in Section 1.3.2. of the Plan. On March 5, 2020, the shareholders of the Company approved the Amended and Restated 2010 Equity Incentive Plan, which in addition to the incorporation of the Amendment No. 4 and Amendment No. 5 to the Plan, clarified the term of the Plan in order to render the Plan being available for incentive stock options grants in the future and approved the proposal of adding a ten-year term to the Plan. The Plan, effective since November 2, 2010, shall terminate automatically on January 14, 2030 (the tenth anniversary of the Board’s approval of this Plan), unless terminated earlier by the Board, except with respect to Awards then outstanding. The Plan, as amended and restated, has authorized, with the stockholders’ approval previously obtained, to reserve a total of 1,016,372 shares of our common stock for issuance under the Plan. As of March 31, 2022, there were 212,546 shares of our common stock available for future issuance under the Plan.

Director Compensation

The following table provides compensation information for our directors during the fiscal year ended March 31, 2022:

Director Compensation Table
Name	Fiscal Year ended March 31,	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Lei Liu (2)	2022	90,000	--	-0-	-0-	-0-	-0-	90,000
Li Qi (2)	2022	68,000	-0-	-0-	-0-	-0-	-0-	68,000
Caroline Wang	2021	12,465	-0-	-0-	-0-	-0-	-0-	12,465
Genghua Gu	2022	6,000	-0-	-0-	-0-	-0-	-0-	6,000
Jiangliang He	2022	5,609	-0-	-0-	-0-	-0-	-0-	5,609
Pingfan Wu	2022	9,349	-0-	-0-	-0-	-0-	-0-	9,349

(1)	Reflects dollar amount expensed by the Company during the applicable fiscal year for financial statement reporting purposes.
(2)	Compensation is reflected in the Summary Compensation Table on page 59 above.

We do not currently have an established policy to provide compensation to members of our Board of Directors for their services in that capacity, although we have entered into certain agreements with some of our directors as described below. We intend to develop such a policy in the near future.

Agreement with Genghua Gu

On December 9, 2013, we entered into an agreement with Dr. Gu in the form of a director offer letter, pursuant to which we have agreed to compensate him $6,000 annually for his services, payable in monthly installments on the last day of each month. Additionally, he is entitled to be included as an insured under our directors and officers insurance policy.

Agreement with Caroline Wang

As of March 29, 2017, we entered into an agreement with Ms. Wang in the form of a director offer letter pursuant to which we agreed to compensate her $11,813 (RMB80,000) annually for her services. Additionally, she is entitled to be included as an insured under our directors and officers insurance policy.

Agreement with Jiangliang He

As of September 4, 2018, we entered into an agreement with Mr. He in the form of a director offer letter pursuant to which we agreed to compensate her $5,609 (RMB36,000) annually for her services. Additionally, she is entitled to be included as an insured under our directors and officers insurance policy.

Agreement with Pingfan Wu

As of October 26, 2018, we entered into an agreement with Ms. Wu in the form of a director offer letter pursuant to which we agreed to compensate her $9,349 (RMB60,000) annually for her services. Additionally, she is entitled to be included as an insured under our directors and officers insurance policy.

C. BOARD PRACTICES.

The Board of Directors and Committees

We seek directors with established strong professional reputations and experience in areas relevant to the strategy and operation of our businesses. We also seek directors who possess the qualities of integrity and candor, who have strong analytical skills, and who are willing to engage with the management and each other in a constructive and collaborative fashion. We also seek directors who have the ability and commitment to devote significant time and energy to service on the board and its committees. We believe that all of our directors meet the foregoing qualifications.

Based on the information submitted by Ms. Caroline Wang, Mr. Jiangliang He, and Dr. Genghua Gu, our Board of Directors has determined that each of them is independent under Rule 5605(a) (2) of The Nasdaq Listing Rules.

Our Board of Directors has three (3) committees. During the fiscal year ended March 31, 2022, our Board of Directors and its committees held the following number of meetings and took the following number of actions by unanimous written consent:

	Meetings	Unanimouswritten consents
Board of Directors	3	3
Audit Committee	1	0
Compensation Committee	1	0
Nominating Committee	1	0

Audit Committee

Our Audit Committee operates under a written charter, a copy of which is available on our website at http://www.jiuzhou360.com under the tabs “Investor”–“Corporate Governance”–“Documents”, and is composed of our three (3) independent directors. Our Board of Directors has determined, based on information furnished by Ms. Caroline Wang and other available information, that she meets the requirements of an “audit committee financial expert” as that term is defined in the rules promulgated under the Securities Act and the Exchange Act, and has accordingly designated her as such. Our Board of Directors has also appointed her chairperson of the committee.

The responsibilities of our Audit Committee include:

●	meeting with our management periodically to consider the adequacy of our internal control over financial reporting and the objectivity of our financial reporting;

●	appointing the independent registered public accounting firm, determining the compensation of the independent registered public accounting firm, and pre-approving the engagement of the independent registered public accounting firm for audit and non-audit services;

●	overseeing the independent registered public accounting firm, including reviewing its independence and quality control procedures, as well as the experience and qualifications of the audit personnel that are providing audit services to us;

●	meeting with the independent registered public accounting firm and reviewing the scope and significant findings of the audits performed by them, and meeting with management and internal financial personnel regarding these matters; and

●	reviewing our financing plans, the adequacy and sufficiency of our financial and accounting controls, practices and procedures, the activities and recommendations of the auditors and our reporting policies and practices, and reporting recommendations to our full Board of Directors for approval.

Compensation Committee

Our Compensation Committee operates under a written charter, a copy of which is available on our website at http://www.jiuzhou360.com under the tabs “Investor”–“Corporate Governance”–“Documents”, and is made up of our three (3) independent directors. Jiangliang He is chairperson of the committee. Our Compensation Committee oversees and, as appropriate, makes recommendations to the Board of Directors regarding the annual salaries and other compensation of our executive officers and our employees, and other employee policies; it also provides assistance and recommendations with respect to our compensation policies and practices.

Nominating Committee

Our Nominating Committee operates under a written charter, a copy of which is available on our website at http://www.jiuzhou360.com under the tabs “Investor”–“Corporate Governance”–“Documents”, and is made up of our four (4) independent directors. Genghua Gu is chairperson of the committee. Our Nominating Committee assists in the selection of director nominees, approves director nominations to be presented for stockholder approval at our annual general meeting, fills any vacancies on our Board of Directors, considers any nominations of director candidates validly made by shareholders, and reviews and considers developments in corporate governance practices.

Code of Ethics

The Company’s Code of Ethics, which applies to all officers, directors and employees, was adopted by the Board on March 15, 2010. The Code of Ethics was filed as Exhibit 14 to the Company’s Current Report on Form 8-K filed with the SEC on March 23, 2010, a copy of which is available on our website at http://www.jiuzhou360.com under the tabs “Investor”–“Corporate Governance”–“Documents”.

D. EMPLOYEES.

As of March 31, 2022, we had 979 employees combined in our retail and wholesale operations, consisting of 911 full-time and 68 part-time employees. The number of employees for each area of operations, and such employees as a percentage of our total workforce, are as follows:

	As of March 31, 2022
	Employees	Percentage
Non-pharmacist store staff	365	37.3%
Pharmacists	342	34.9%
Management - non-pharmacists	94	9.6%
Physicians	53	5.4%
Non-physician clinic staff	38	3.9%
Wholesale - non-warehouse	37	3.8%
Online pharmacy - technicians	2	0.2%
Online pharmacy - non-technicians	48	4.9%
Total	979	100.00%

E. SHARE OWNERSHIP.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding our ordinary shares beneficially owned on June 29, 2022 or the latest applicable date prior to that date, for (i) each stockholder known to be the beneficial owner of five percent (5%) or more of our outstanding ordinary shares, (ii) each executive officer and director, and (iii) all executive officers and directors as a group. To the best of our knowledge, subject to community and marital property laws, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted.

Ordinary Shares Beneficially Owned
Executive officers and directors: (1)	Number of Shares beneficially owned (2)	Percentage of class beneficially owned (3)
Lei Liu, Chief Executive Officer and Chairman of the Board of Directors (4)	1,075,457	24.8%
Ming Zhao, Chief Financial Officer	66,583	1.5%
Li Qi, Director (4)	794,083	18.3%
Caroline Wang, Director (5)	-	* %
Genghua Gu, Director (6)	2,500	* %
Jiangliang, He, Director	-	* %
Pingfan Wu, Director	-	* %
All directors and executive officers as a group (8 persons)	1,436,124	33.2%

5% Shareholders: (1)
CareRetail Holdings Limited (7)	403,333	9.3%
Super Marvel Limited (4)	502,500	11.6%

*	Less than 1%.
(1)	Unless otherwise noted, the address for each of the named beneficial owners is: 6th Floor, Hai Wai Hai Tongxin Mansion, Gong Shu District, Hangzhou City, Zhejiang Province, China, 310008.
(2)	Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of ordinary shares actually outstanding.
(3)	Unless otherwise noted, the number and percentage of outstanding shares of ordinary shares is based upon 4,329,316 shares outstanding as of June 29, 2022.
(4)	The address of Super Marvel Limited (“Super Marvel”) is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The owners of Super Marvel are Lei Liu (56.7%), Li Qi (43.3%). They are also its directors. As such, they are deemed to have or share investment control over Super Marvel’s portfolio. According to Rule 13d-5, when two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer, the group formed thereby shall be deemed to have acquired beneficial ownership, for purposes of sections 13(d) and (g) of the Exchange Act, as of the date of such agreement, of all equity securities of that issuer beneficially owned by any such persons. As a result, 6,030,000 shares of ordinary shares held by Super Marvel reported herein as beneficially owned by each of Mr. Liu and Ms. Qi, which they in turn own indirectly through their respective ownership of Super Marvel.
(5)	Ms. Wang’s address is: 3601B The Center, Changle Road, Xuhui District, and Shanghai, China.
(6)	Dr. Gu’s address is: No.1, Xueshi Road, Hangzhou, China.
(7)	The address of CareRetail Holdings Limited is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, and Grand Cayman KY1-9008. Hillhouse Capital Management, Ltd., an exempted Cayman Islands company (“Hillhouse Capital”) is hereby deemed to be the sole beneficial owner of, and to control the voting power of, the shares of our ordinary shares held by CareRetail. The directors of Hillhouse Capital are Jun Shen and Colm O’Connell. Mr. Shen and Mr. O’Connell are employees of Hillhouse Capital and Mr. Lei Zhang is the President and Chief Investment Officer of Hillhouse Capital.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. MAJOR SHAREHOLDERS

Please refer to Item 6.E “Directors, Senior Management and Employees — Share Ownership.”

To our knowledge, (A) we are not directly or indirectly owned or controlled by (i) another corporation or (ii) any foreign government and (B) there are no arrangements (including any announced or expected takeover bid), the operation of which may at a subsequent date result in a change in our control.

The voting rights of our major shareholders do not differ from the voting rights of other holders of the same class of shares.

B. RELATED PARTY TRANSACTIONS. BUSINESS RELATIONSHIPS.

Our Officers and Directors’ Relationship with Us, Our Subsidiaries and VIE

As described in “Business - Our Corporate History and Structure” above, we control HJ Group through contractual arrangements between Jiuxin Management, our wholly-owned subsidiary, and each of Jiuzhou Pharmacy, Jiuzhou Service and Jiuzhou Clinic. HJ Group is owned by Mr. Lei Liu and Mr. Li Qi (the “Key Personnel”), whom also hold positions as our executive officers and/or directors. Because the Key Personnel also collectively own a substantial amount of our issued and outstanding ordinary shares, we believe that our interests are aligned with those of HJ Group and the Key Personnel. However, see ” Risk Factors - Risks Related to Our Corporate Structure - Our contractual arrangements with HJ Group and the Key Personnel may not be as effective in providing control over these entities as direct ownership,” and “Management members of HJ Group have potential conflicts of interest with us, which may adversely affect our business and your ability for recourse.”

Other Related Party Transactions

	March 31, 2022	March 31, 2021
Due to a director and CEO (1):	1,561,244	445,305

(1)	Due to foreign exchange restrictions, the Company’s director and CEO, Mr. Lei Liu personally lent U.S. dollars to the Company to facilitate its payments of expenses in the United States.

The Company leases a retail space from Mr. Lei Liu. The lease will expire in September 2022. The rent for the year ended March 31, 2022 has not been paid to Mr. Liu as of March 31, 2022.

On April 28, 2018, 10% of Jiuxin Medicine was sold to Hangzhou Kangzhou Biotech Co. Ltd. for a total proceeds of approximately $75,643 (RMB507, 760). On January 29, 2021, The Company acquired back the 10% of Jiuxin Medicine for a total price of $77,410 (RMB507, 760). Mr. Lei Liu owns 51% of Hangzhou Kangzhou Biotech Co. Ltd.

C. INTERESTS OF EXPERTS AND COUNSEL.

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we may be subject to legal proceedings, investigations and claims during the ordinary course of our business. We know of no material, existing or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial stockholder holding more than five percent of our ordinary shares, is an adverse party or has a material interest adverse to our company.

Dividend Policy

While there are no restrictions that limit our ability to pay dividends, we have not paid, and do not currently intend to pay cash dividends on our ordinary shares in the foreseeable future. Our policy is to retain all earnings, if any, to provide funds for the operation and expansion of our business. The declaration of dividends, if any, will be subject to the discretion of our Board of Directors, who may consider such factors as our results of operations, financial condition, capital needs and acquisition strategy, among others, in making its determination.

Our ability to receive dividends from our subsidiaries may limit our ability to pay dividends on our ordinary shares. See Risk Factors – Risks Related to Doing Business in China – Our holding company structure may limit the payment of dividends” and “Item 10. Additional Information – D. Exchange Controls – Dividend Distribution”.

B. SIGNIFICANT CHANGES.

N/A

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS.

Not Applicable.

B. PLAN OF DISTRIBUTION.

Not Applicable.

C. MARKETS.

Our ordinary shares trade on the Nasdaq Capital Market under the symbol “CJJD”.

Based on the records of our transfer agent, we had 4,329,316 shares of ordinary shares issued and outstanding as of June 28, 2022.

D. SELLING SHAREHOLDERS.

Not applicable.

E. DILUTION.

Not applicable.

F. EXPENSES OF THE ISSUE.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands and our affairs are governed by our Memorandum and Articles of Association, the Companies Law (as amended) of the Caymans Islands, which is referred to as the Companies Law below, and common law of the Cayman Islands. Our authorized share capital is US$6,010,000 divided into (i) 500,000,000 Ordinary Shares of a par value of US$0.012 each, and (ii) 10,000,000 preferred shares of a par value of US$0.001 each.

We have included summaries of material provisions of our amended and restated memorandum and articles of association insofar as they relate to the material terms of our share capital. The summaries do not purport to be complete and are qualified in their entirety by reference to our amended and restated memorandum and articles of association, which is filed as Exhibit 1.1 to this annual report.

Ordinary Shares

All of our outstanding ordinary shares are fully paid and non-assessable.

Issuance of Shares and Changes to Capital

Our board of directors with the power for the Company, insofar as is permitted by law, is able to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (Revised) and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power otherwise regulated in our Second Amend and Restated Memorandum and Articles of the Association.

Subject to the Law, these Articles and, where applicable, the rules of the Designated Stock Exchange and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, the unissued shares of the Company (whether forming part of the original or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may in its absolute discretion determine but so that no shares shall be issued at a discount, except in accordance with the provisions of Law. In particular and without prejudice to the generality of the foregoing, the Board is hereby empowered to authorize by resolution or resolutions from time to time the issuance of one or more classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of preferred shares then outstanding) to the extent permitted by Law. Without limiting the generality of the foregoing, the resolution or resolutions providing for the establishment of any class or series of preferred shares may, to the extent permitted by law, provide that such class or series shall be superior to, rank equally with or be junior to the preferred shares of any other class or series. Neither the Company nor the Board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make, or make available, any such allotment, offer, option or shares to Members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Board, be unlawful or impracticable. Members affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate class of members for any purpose whatsoever. The Board may issue options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or securities in the capital of the Company on such terms as it may from time to time determine.

The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Law. Subject to the Law, the commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one and partly in the other.

Except as required by law, no person shall be recognized by the Company as holding any share upon any trust and the Company shall not be bound by or required in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any fractional part of a share or (except only as otherwise provided by these Articles or by law) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

Subject to the Law and these Articles, the Board may at any time after the allotment of shares but before any person has been entered in the Register as the holder, recognize a renunciation thereof by the allottee in favor of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Board considers fit to impose.

Dividends

Subject to the Companies Law, our shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at the general meeting, declare dividends (including interim dividends) to be paid to our shareholders but no dividend shall be declared in excess of the amount recommended by our board of directors. Dividends may be declared and paid out of funds lawfully available to us. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. All dividends shall be paid in proportion to the number of ordinary shares a shareholder holds during any portion or portions of the period in respect of which the dividend is paid; but, if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

Whenever the Board or the Company in general meeting has resolved that a dividend be paid or declared, the Board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind and in particular of paid up shares, debentures or warrants to subscribe securities of the Company or any other company, or in any one or more of such ways, and where any difficulty arises in regard to the distribution the Board may settle the same as it thinks expedient, and in particular may issue certificates in respect of fractions of shares, disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Board and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, and such appointment shall be effective and binding on the Members. The Board may resolve that no such assets shall be made available to Members with registered addresses in any particular territory or territories where, in the absence of a registration statement or other special formalities, such distribution of assets would or might, in the opinion of the Board, be unlawful or impracticable and in such event the only entitlement of the Members aforesaid shall be to receive cash payments as aforesaid. Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of Members for any purpose whatsoever.

Voting and Meetings

As a condition of admission to a shareholders’ meeting, a shareholder must be duly registered as our shareholder at the applicable record date for that meeting and all calls or installments then payable by such shareholder to us in respect of our ordinary shares must have been paid. Subject to any special rights or restrictions as to voting then attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative not being himself or herself a shareholder entitled to vote) shall have one vote per share.

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call annual general meetings; however, our Second Amended And Restated Memorandum And Articles Of Association provide that in each year we will hold an annual general meeting of shareholders at a time determined by our board of directors. Also, we may, but are not required to (unless required by the Law), in each year hold any other extraordinary general meeting.

The Companies Law of the Cayman Islands provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Second Amended and Restated Memorandum And Articles of Association provide that upon the requisition of shareholders representing not less than two-thirds of the voting rights entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, shareholders may propose only ordinary resolutions to be put to a vote at such meeting and shall have no right to propose resolutions with respect to the election, appointment or removal of directors or with respect to the size of the board. Our amended and restated memorandum and articles of association provide no other right to put any proposals before annual general meetings or extraordinary general meetings. Subject to regulatory requirements, our annual general meeting and any extraordinary general meetings must be called by not less than ten (10) clear days’ notice prior to the relevant shareholders meeting and convened by a notice discussed below. Alternatively, upon the prior consent of all holders entitled to attend and vote (with regards to an annual general meeting), and the holders of 95% in par value of the shares entitled to attend and vote (with regard to an extraordinary general meeting), that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.

We will give notice of each general meeting of shareholders by publication on our website and in any other manner that we may be required to follow in order to comply with Cayman Islands law, Nasdaq and SEC requirements. The holders of registered shares may be convened for a shareholders’ meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders’ register, or, subject to certain statutory requirements, by electronic means. We will observe the statutory minimum convening notice period for a general meeting of shareholders.

A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third of our issued voting shares entitled to vote upon the business to be transacted.

A resolution put to the vote of the meeting shall be decided on a poll. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote present in person or by proxy and voting at the meeting. A special resolution requires the affirmative vote of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting (except for certain matters described below which require an affirmative vote of two-thirds). Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our amended and restated memorandum and articles of association.

Our Second Amended and Restated Memorandum and Articles of Association provide that the affirmative vote of no less than two-thirds of votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting shall be required to approve a) to reduce its share capital or any capital redemption reserve or other undistributable reserve; b) the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be a person or persons or (in the case of a Member being a corporation) its duly authorized representative together holding or representing by proxy not less than one-third in nominal value of the issued voting shares of that class; c) every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him; and d) any holder of shares of the class present in person or by proxy or authorized representative may demand a poll.

Transfers of Shares

Subject to these Articles and the requirements of the Designated Stock Exchange, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or a central depository house or its nominee(s), by hand or by machine imprinted signature or by Electronic Signature or by such other manner of execution as the Board may approve from time to time. The Board may, in its absolute discretion, and without giving any reason therefor, refuse to register a transfer of any share made in accordance with Article 46 but only where such share is not a fully paid up share (and being transferred to a person of whom it does not approve), or any share issued under any share incentive scheme for employees or pursuant to any other agreement, contract or other such arrangement, upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any share to more than four joint holders.

The Board in so far as permitted by any applicable law may, in its absolute discretion, at any time and from time to time transfer any share upon the Register to any branch register or any share on any branch register to the Register or any other branch register. In the event of any such transfer, the shareholder requesting such transfer shall bear the cost of effecting the transfer unless the Board otherwise determines.

Unless the Board otherwise agrees (which agreement may be on such terms and subject to such conditions as the Board in its absolute discretion may from time to time determine, and which agreement the Board shall, without giving any reason therefore, be entitled in its absolute discretion to give or withhold), no shares upon the Register shall be transferred to any branch register nor shall shares on any branch register be transferred to the Register or any other branch register and all transfers and other documents of title shall be lodged for registration, and registered, in the case of any shares on a branch register, at the relevant Registration Office, and, in the case of any shares on the Register, at the Office or such other place at which the Register is kept in accordance with the Law.

Liquidation

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if the Company shall be wound up and the assets available for distribution amongst the Members of the Company shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst such members in proportion to the amount paid up on the shares held by them respectively and (ii) if the Company shall be wound up and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid-up capital such assets shall be distributed so that, a nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively.

If the Company shall be wound up (whether the liquidation is voluntary or by the court) the liquidator may, with the authority of a special resolution and any other sanction required by the Law, divide among the Members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of properties of one kind or shall consist of properties to be divided as aforesaid of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of the Members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

Anti-Takeover Provisions

Some provisions of our Second Amended And Restated Memorandum and Articles Of Association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Inspection of Books and Records

Holders of ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. No Member (other than a Director) shall have any right of inspecting any accounting record or book or document of the Company except as conferred by law or authorized by the Board or the Company in general meeting. Notwithstanding the above, our Second Amended and Restated Memorandum and Articles of Association provide our shareholders with the right to receive annual audited financial statements. Such right to receive annual audited financial statements may be satisfied by filing such annual reports as we are required to file with the SEC.

Register of Shareholders

Under Cayman Islands law, we must keep a register of shareholders that includes: the names and addresses of the shareholders, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member; the date on which the name of any person was entered on the register as a member; and the date on which any person ceased to be a member.

Exempted Company

We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. An exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the Company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Preferred Shares

Our board of directors is empowered to designate and issue from time to time one or more classes or series of preferred shares and to fix and determine the relative rights, preferences, designations, qualifications, privileges, options, conversion rights, limitations and other special or relative rights of each such class or series so authorized. Such action could adversely affect the voting power and other rights of the holders of our ordinary shares or could have the effect of discouraging any attempt by a person or group to obtain control of us.

C. MATERIAL CONTRACTS

None.

D. EXCHANGE CONTROLS.

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In October 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Notice 75, which became effective as of November 1, 2005, and was further supplemented by two implementation notices issued by the SAFE on November 24, 2005 and May 29, 2007, respectively. Under Circular 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to the registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change with respect to the offshore company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment, debt investment, or creation of any security interest over any assets located in the PRC.

Under SAFE Notice 75, PRC residents are further required to repatriate into the PRC all of their dividends, profits or capital gains obtained from their shareholdings in the offshore entity within 180 days of their receipt of such dividends, profits or capital gains. The registration and filing procedures under SAFE Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction. Therefore, failure to comply with such registration may subject us to certain restrictions on, including but not limited to, the increase of the registered capital of our PRC subsidiary, making loans to our PRC subsidiary, and making distributions to us from our on-shore companies.

Dividend Distribution

Under current applicable laws and regulations, each of our consolidated PRC entities, including WFOEs and domestic companies, may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our consolidated PRC entities is required to deposit at least ten percent (10%) of its after-tax profit based on PRC accounting standards each year into its statutory surplus reserve fund until the accumulative amount of such reserve reaches fifty percent (50%) of its registered capital. These reserves are not distributable as cash dividends. As of March 31, 2022 the accumulated balance of our statutory reserve funds reserves amounted to $1.31 million, and the accumulated losses of our consolidated PRC entities amounted to $27.56 million.

Interim Regulations on Administration of Sino-Foreign Joint Venture and Cooperative Medical Institutions

As per China’s commitments to the World Trade Organization, “Foreign service suppliers are permitted to establish joint venture hospitals or clinics with local Chinese partners with quantitative limitations in line with China’s needs. Foreign majority ownership is permitted.” In accordance with the Interim Regulations on Administration of Sino-Foreign Joint Venture and Cooperative Medical Institutions issued jointly by the Ministry of Health (“MOH”) and the Ministry of Commerce (“MOFCOM”) in 2000, the Chinese party of Sino-foreign joint ventures and cooperative medical institutions shall hold no less than thirty percent (30%) of shares and legal rights or interest, which also mean foreign investors are allowed to hold a maximum stake of seventy percent (70%). Such regulations also specify that the establishment of Sino-foreign joint venture and cooperative medical institutions should be approved respectively by MOH and MOFCOM. In other words, foreigners are allowed to run hospitals or clinics in the form of equity or co-operative joint ventures with an equity interest of up to seventy percent (70%) lasting up to twenty (20) years.

E. TAXATION

The current PRC Enterprise Income Tax Law (the “EIT Law”), and the implementation regulations for the EIT Law issued by China’s State Council, became effective as of January 1, 2008. Under the EIT Law, enterprises are classified as either resident or non-resident enterprises. An enterprise established outside of China with its “de facto management bodies” located within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law defines a “de facto management body” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise; however, it remains unclear whether the PRC tax authorities would deem our managing body as being located within China. Due to the relatively short history of the EIT Law and lack of applicable legal precedents, the PRC tax authorities determine the PRC tax resident treatment of entities organized under the laws of foreign jurisdictions on a case-by-case basis.

If the PRC tax authorities determine that we are a resident enterprise for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of twenty five percent (25%) on our respective worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, although the EIT Law provides that “dividends, bonuses and other equity investment proceeds between qualified resident enterprises” is exempted income, and the implementing rules of the EIT Law refer to “dividends, bonuses and other equity investment proceeds between qualified resident enterprises” as the investment proceeds obtained by a resident enterprise from its direct investment in another resident enterprise, it is still unclear whether the dividends we receive from Jiuxin Management would be classified as “dividends between qualified resident enterprises” and therefore qualify for tax exemption.

If we are treated as a non-resident enterprise under the EIT Law, any dividends that we receive from Jiuxin Management (assuming such dividends are deemed to be sourced from within the PRC) (i) may be subject to a five percent (5%) PRC withholding tax, provided that we own more than twenty five percent (25%) of the registered capital of Jiuxin Management incessantly within twelve (12) months immediately prior to obtaining such dividends from Jiuxin Management, and if the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Arrangement”) is applicable, or (ii) if the Arrangement does not apply (i.e. the PRC tax authorities may deem us to be a conduit not entitled to treaty benefits), may be subject to a ten percent (10%) PRC withholding tax. Similarly, if we are treated as a non-resident enterprise, and Renovation is treated as a resident enterprise, then any dividends that we receive from Renovation (assuming such dividends were considered sourced within the PRC) may be subject to a ten percent (10%) PRC withholding tax. Any such taxes on dividends could materially reduce the amount of dividends, if any, that we could pay to our shareholders.

Finally, the new “resident enterprise” classification could result in a situation in which a ten percent (10%) PRC tax is imposed on dividends we pay to our investors that are non-resident enterprises so long as such non-resident enterprise investors do not have an establishment or place of business in China or, despite the existence of such establishment of place of business in China, the relevant income is not effectively connected with such establishment or place of business in China, to the extent that such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of our shares by such investors is also subject to a ten percent (10%) PRC income tax if such gain is regarded as income derived from sources within China. In such event, we may be required to withhold a ten percent (10%) PRC tax on any dividends paid to our investors that are non-resident enterprises. Our investors that are non-resident enterprises also may be responsible for paying PRC tax at a rate of ten percent (10%) on any gain realized from the sale or transfer of our common shares in certain circumstances. We would not, however, have an obligation to withhold PRC tax with respect to such gain.

Moreover, the State Administration of Taxation issued the Notice on Strengthening the Administration of Enterprise Income Tax on Share Transfer Income of Non-Resident Enterprises No. 698 (“Circular 698”) on December 10, 2009, which reinforces taxation on transfer of non-listed shares by non-resident enterprises through overseas holding vehicles. Circular 698 applies retroactively and was deemed to be effective as of January 2008. Pursuant to Circular 698, where (i) a foreign investor who indirectly holds equity interest in a PRC resident enterprise through an offshore holding company indirectly transfers equity interests in a PRC resident enterprise by selling the shares of the offshore holding company, and (ii) the offshore holding company is located in a jurisdiction where the effective tax rate is lower than twelve and a half percent (12.5%) or where the offshore income of its residents is not taxable, the foreign investor is required to provide the tax authority in charge of that PRC resident enterprise with certain relevant information within thirty (30) days of the transfer. The tax authorities in charge will evaluate the offshore transaction for tax purposes. In the event that the tax authorities determine that such transfer is abusing forms of business organization and there is no reasonable commercial purpose other than avoidance of PRC enterprise income tax, the tax authorities will have the power to conduct a substance-over-form re-assessment of the nature of the equity transfer. A reasonable commercial purpose may be established when the overall offshore structure is set up to comply with the requirements of supervising authorities of international capital markets. If the State Administration of Taxation’s challenge of a transfer is successful, they will deny the existence of the offshore holding company that is used for tax planning purposes. Since Circular 698 has a brief history, there is uncertainty as to its application.

F. DIVIDENDS AND PAYING AGENTS.

Not applicable.

G. STATEMENT BY EXPERTS.

None.

H. DOCUMENTS ON DISPLAY.

We are subject to certain of the information reporting requirements of the Securities and Exchange Act of 1934, as amended. As a foreign private issuer we are exempt from the rules and regulations under the Securities Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Securities Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act. Nasdaq rules generally require that companies send an annual report to shareholders prior to the annual general meeting, however we rely upon an exception under the Nasdaq rules. Specifically, we file annual reports on Form 20-F, which contain financial statements audited by an independent accounting firm, electronically with the SEC and post a copy on our website.

The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, and our SEC reports can be viewed or downloaded there. The address of this web site is http://www.sec.gov. In addition, information that we furnish or file with the SEC, including annual reports on Form 20-F, current reports on Form 6-K, proxy and information statements and any amendments to, or exhibits included in, those reports are available to be viewed or download, free of charge, on our website at www.jiuzhou360.com as soon as reasonably practicable after such materials are filed or furnished with the SEC. Information contained, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein, and we have included our website address in this annual report solely for informational purposes.

I. SUBSIDIARY INFORMATION

For a listing of our subsidiaries, see “Item 4. Information on the Company – C. Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Exchange Rate Risk

While our reporting currency is the U.S. dollar, the majority of our revenues and costs are denominated in RMB and a significant portion of our assets and liabilities are denominated in RMB. As a result, we are exposed to foreign exchange risk because our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. To the extent that the Company needs to convert the U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against the U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into the U.S. dollar for the purpose of making payments for dividends on common stock, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Company’s earnings or losses. Since 2005, China reformed its exchange rate regime and the RMB is no longer pegged to the U.S. dollar. In 2010, the People’s Bank of China decided to move to further reform the RMB exchange rate regime to enhance the flexibility of the RMB exchange rate. For RMB against U.S. dollar, there was appreciation of approximately 6.3% and 2.3% during the years ended December 31, 2020 and 2021, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future, but the RMB may appreciate or depreciate more significantly in value against the U.S. dollar or other foreign currencies, depending on the market supply and demand with reference to a basket of currencies.

While the Chinese RMB is freely convertible under the current account, it remains strictly regulated in the capital account. Chinese authorities have expressed their willingness to allow the RMB to be fully convertible in the near future.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure. Accordingly, we may incur economic losses in the future due to foreign exchange rate fluctuations, which could have a negative impact on our financial condition and results of operations.

Interest Rate Risk

We had cash, cash equivalents, restricted cash and certificate of deposit totaling $35.34 million and notes receivable of $0 million as of March 31, 2022. Cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. As of March 31, 2022, we had $0 million of short-term bank loans and $1.96 million of long-term loans outstanding, which are fixed rate instruments. Our exposure to interest rate risk primarily relates to the interest income generated from cash held in bank deposits and notes receivable, and interest expenses generated from short-term bank loans. We believe that we do not have any material exposure to changes in fair value as a result of changes in interest rates due to the short term nature of our cash equivalents. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates.

Inflation Rate Risk

According to the Consumer Price Index (CPI) released by National Bureau of Statistics of China, in 2021, the average annual inflation rate in China ranged at around 0.85 percent compared to the previous year. Projections by the IMF published in April 2021 expect the average annual inflation rate to reach about 2.1 percent in the year of 2022. In March 2022, the monthly inflation rate in China ranged at 1.5 percent compared to the same month in the previous year, up from 0.9 percent in the previous month. After reaching a monthly inflation rate of 5.4 percent in January 2020, it has decreased steadily thereafter and ranged at a moderate level recently.

Economic and Political Risks

Our operations in China are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment in China and foreign currency exchange. Our performance may be adversely affected by changes in the political and social conditions in China, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

Credit Risk

Credit risk is one of the most significant risks for the Company’s business.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and accounts receivable. Cash held at major financial institutions located in the PRC are not insured by the government. While we believe that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. The Company manages credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. To minimize credit risk, the Company normally require prepayment from the customers prior to begin production or delivery products. The Company identifies credit risk collectively based on industry, geography and customer type. This information is monitored regularly by management.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A. DEBT SECURITIES.

Not applicable.

B. WARRANTS AND RIGHTS.

Not applicable.

C. OTHER SECURITIES.

Not applicable.

D. AMERICAN DEPOSITARY SHARES.

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of March 31, 2022, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures.

Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2022, our disclosure controls and procedures were ineffective. They reached this conclusion due to the presence of material weaknesses in internal controls over financial reporting as described below. Management anticipates that our disclosure controls and procedures will remain ineffective until such material weaknesses are remediated.

Management’s Report on Internal Control over Financial Reporting

We assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2022. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO) in the Internal Control-Integrated Framework. We are responsible for establishing and maintaining adequate internal control over financial reporting. Based on our evaluation, management concluded that our internal control over financial reporting was ineffective as of March 31, 2022 due to the following material weaknesses:

Accounting and Finance Personnel Weaknesses

Management concluded that in light of the inexperience of our accounting staff with respect to the requirements of U.S. GAAP-based reporting and SEC rules and regulations, we did not maintain effective controls and did not implement adequate and proper supervisory review to ensure that significant internal control deficiencies can be detected or prevented.

Management’s assessment of the control deficiency over accounting and finance personnel as of March 31, 2022 considered the same factors, including:

●	the number of adjustments proposed by our independent auditors during our quarterly review and annual audit processes;

●	how adequately we complied with U.S. GAAP on transactions; and

●	how accurately we prepared supporting information to provide to our independent auditors on a quarterly and annual basis.

Based on the above factors, management concluded that the lack of timely reconciliation of booking and recording from China GAAP to US GAAP and lack of accounting staff with sufficient US GAAP experience are material weaknesses as of March 31, 2022.

Remediation of Material Weakness for the year ended March 31, 2022

Subsequent to the identification of the material weakness, we have enhanced existing controls and design and implemented new controls. We have devoted significant time and attention to remediate the above material weaknesses. For example, we redesigned our system to retrieve data faster, so we are able to identify and reconcile the GAAP difference more efficiently. In addition, we trained our accounting staff with US GAAP knowledge, so they can meet the requirement from our auditors more efficiently. These improvements to our internal control infrastructure were implemented, and were in place in connection with the preparation of our financial statements for the year ended March 31, 2022. As such, we believe that the remediation initiative outlined above will be sufficient to remediate as the changes become operational for future years the material weakness in internal control over financial reporting as discussed.

Changes in Internal Control over Financial Reporting

In the year ended March 31, 2022, we linked our SAP system, a leading ERP system from Germany that was installed in 2017 with a series of local banks, so it can provide a view of overall and instant cash information. In addition, we hired specialized managers who are able to program and develop improved procedure in the system. Furthermore, we have been training our staff in implementing the management system continually. We expect to continually improve our internal control system. There have been no other changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13a-15 or Rule 15d-15 that occurred during the year ended March 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Controls

Management does not expect that our disclosure controls and procedures or internal control over financial reporting will prevent or detect all errors and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined, based on information furnished by Ms. Caroline Wang and other available information, that she meets the requirements of an “audit committee financial expert” as that term is defined in the rules promulgated under the Securities Act and the Exchange Act, and has accordingly designated her as such. Our Board of Directors has also appointed her chairperson of the committee.

ITEM 16B. CODE OF ETHICS.

The Company’s Code of Ethics, which applies to all officers, directors and employees, was adopted by the Board on March 15, 2010. The Code of Ethics was filed as Exhibit 14 to the Company’s Current Report on Form 8-K filed with the SEC on March 23, 2010, a copy of which is available on our website at http://www.jiuzhou360.com under the tabs “Investor”–“Corporate Governance”–“Documents”.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Our predecessor principal independent auditor is BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China”) whom we engaged on April 7, 2015. The following table shows the fees for audit and other services provided by BDO China in relation to our 2022 and 2021 fiscal years:

	For the Fiscal Years ended March 31,
	2022	2021
Audit Fees (1)	$20,000	$250,000
Audit-Related Fees (2)	-	-
Tax Fees (3)	-	-
All Other Fees (4)	-	-
Total	$20,000	$250,000

Our current principal independent auditor is YCM CPA Inc. (“YCM”) whom we engaged on May 31, 2022. The following table shows the fees for audit and other services provided by YCM in relation to our 2022 and 2021 fiscal years:

	For the Fiscal Years ended March 31,
	2022	2021
Audit Fees (1)	$175,000	$-
Audit-Related Fees (2)	-	-
Tax Fees (3)	-	-
All Other Fees (4)	-	-
Total	$175,000	$-

(1)	Audit Fees: This category includes the audit of our annual financial statements, review of financial statements included in our Quarterly Reports on Form 10-Q, and services that are normally provided by independent auditors in connection with statutory and regulatory filings or the engagement for fiscal years. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements.
(2)	Audit-Related Fees: This category consists of assurance and related services by our independent auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.”
(3)	Tax Fees: This category consists of professional services rendered by our independent auditors for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.
(4)	All Other Fees: This category consists of fees for other miscellaneous items.

Pre-Approval Policies and Procedures of the Audit Committee

The Audit Committee approves the engagement of our independent auditors and is also required to pre-approve all audit and non-audit expenses. Prior to engaging its accountants to perform particular services, the Audit Committee obtains an estimate for the service to be performed. All of the services described above were approved by the Audit Committee in accordance with its procedure.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE.

Our common shares are listed on Nasdaq. In order to list on Nasdaq, we are required to comply with certain of the Nasdaq Rules. As a foreign private issuer, we may follow our home country’s corporate governance practices in lieu of certain of the Nasdaq Rules. Nevertheless, there are no significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of Nasdaq. As disclosed elsewhere in this annual report, we have followed Nasdaq’s rules and recommendations on corporate governance including the composition, independence, and diversity of the board of directors and committees of the board, and requirements regarding shareholders’ meetings and approval.

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

We have elected to provide financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS.

See “Index to Consolidated Financial Statements” for a list of all financial statements filed as part of this annual report. The Financial Statements begin on page F-1.

ITEM 19. EXHIBITS.

See the Exhibit Index following the signature page of this report, which is incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA JO-JO DRUUGSTORES, INC.

By:	/s/ Lei Liu
Lei Liu
Chief Executive Officer (Principal Executive Officer)

July 28, 2022

INDEX

The following documents are filed as part of this annual report on Form 20-F.

Exhibit Number	Description
1.1	The Second Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.2 on Form 6-K (File No. 001-40724) filed with the Securities and Exchange Commission on March 1, 2022)
2.1	Share Exchange Agreement among Kerrisdale Mining Corporation, certain of its stockholders, Renovation Investment (Hong Kong) Co., Ltd. and its shareholders dated September 17, 2009 (3)
2.2	Description of Securities*
4.1	Specimen of Ordinary shares Certificate (1)
4.2	Amended and Restated 2010 Equity Incentive Plan (20)
4.3	Form of Warrant to the investors in July 2015 (17)
4.4	Form of Warrant to the investors in April 2019 (14)
4.5	Form of Warrant to the investors in June 2020 (8)
4.6	Form of Warrant to the placement agent in June 2020 (8)
8.1	List of Subsidiaries *
10.1	Consulting Services Agreement between Zhejiang Jiuxin Investment Management Co., Ltd. (“Jiuxin Management”) and Hangzhou Jiuzhou Grand Pharmacy Chain Co., Ltd. (“Jiuzhou Pharmacy”) dated August 1, 2009 (3)
10.2	Operating Agreement among Jiuxin Management, Jiuzhou Pharmacy and its owners dated August 1, 2009 (3)
10.3	Equity Pledge Agreement among Jiuxin Management, Jiuzhou Pharmacy and its owners dated August 1, 2009 (3)
10.4	Option Agreement among Jiuxin Management, Jiuzhou Pharmacy and its owners dated August 1, 2009 (3)
10.5	Voting Rights Proxy Agreement among Jiuxin Management, Jiuzhou Pharmacy and its owners dated August 1, 2009 (3)
10.6	Consulting Services Agreement between Jiuxin Management and Hangzhou Jiuzhou Clinic of Integrated Traditional and Western Medicine (General Partnership) (“Jiuzhou Clinic”) dated August 1, 2009 (3)
10.7	Operating Agreement among Jiuxin Management, Jiuzhou Clinic and its owners dated August 1, 2009 (3)
10.8	Equity Pledge Agreement among Jiuxin Management, Jiuzhou Clinic and its owners dated August 1, 2009 (3)
10.9	Option Agreement among Jiuxin Management, Jiuzhou Clinic and its owners dated August 1, 2009 (3)
10.10	Voting Rights Proxy Agreement among Jiuxin Management, Jiuzhou Clinic and its owners dated August 1, 2009 (3)
10.11	Consulting Services Agreement between Jiuxin Management and Hangzhou Jiuzhou Medical & Public Health Service Co., Ltd. (“Jiuzhou Service”) dated August 1, 2009 (3)
10.12	Operating Agreement among Jiuxin Management, Jiuzhou Service and its owners dated August 1, 2009 (3)
10.13	Equity Pledge Agreement among Jiuxin Management, Jiuzhou Service and its owners dated August 1, 2009 (3)
10.14	Option Agreement among Jiuxin Management, Jiuzhou Service and its owners dated August 1, 2009 (3)
10.15	Voting Rights Proxy Agreement among Jiuxin Management, Jiuzhou Service and its owners dated August 1, 2009 (3)
10.16	Amendment to Consulting Services Agreement between Jiuxin Management and Jiuzhou Pharmacy dated October 27, 2009 (4)
10.17	Amendment to Operating Agreement between Jiuxin Management and Jiuzhou Pharmacy dated October 27, 2009 (4)
10.18	Amendment to Option Agreement between Jiuxin Management and Jiuzhou Pharmacy dated October 27, 2009 (4)

10.19	Amendment to Voting Rights Proxy Agreement between Jiuxin Management and Jiuzhou Pharmacy dated October 27, 2009 (4)
10.20	Amendment to Consulting Services Agreement between Jiuxin Management and Jiuzhou Clinic dated October 27, 2009 (4)
10.21	Amendment to Operating Agreement between Jiuxin Management and Jiuzhou Clinic dated October 27, 2009 (4)
10.22	Amendment to Option Agreement between Jiuxin Management and Jiuzhou Clinic dated October 27, 2009 (4)
10.23	Amendment to Voting Rights Proxy Agreement between Jiuxin Management and Jiuzhou Clinic dated October 27, 2009 (4)
10.24	Amendment to Consulting Services Agreement between Jiuxin Management and Jiuzhou Service dated October 27, 2009 (4)
10.25	Amendment to Operating Agreement between Jiuxin Management and Jiuzhou Service dated October 27, 2009 (4)
10.26	Amendment to Option Agreement between Jiuxin Management and Jiuzhou Service dated October 27, 2009 (4)
10.27	Amendment to Voting Rights Proxy Agreement between Jiuxin Management and Jiuzhou Service dated October 27, 2009 (4)
10.28	Consulting Services Agreement between Jiuxin Management and Zhejiang Jiuying Grand Pharmacy Co., Ltd. (“Jiuying Pharmacy”) dated May 15, 2012 (10)
10.29	Operating Agreement between Jiuxin Management and Jiuying Pharmacy dated May 15, 2012 (10)
10.30	Voting Rights Proxy Agreement between Jiuxin Management and Jiuying Pharmacy dated May 15, 2012 (10)
10.31	Equity Pledge Agreement between Jiuxin Management and Jiuying Pharmacy dated May 15, 2012 (10)
10.32	Option Agreement between Jiuxin Management and Jiuying Pharmacy dated May 15, 2012 (10)
10.33	Director Offer Letter with Caroline Wang dated as of March 29, 2017 (21)
10.34	Director Offer Letter with Genghua Gu dated December 9, 2013 (13)
10.35	Form of the Non-statutory Stock Option Agreement (16)
10.36	Securities Purchase Agreement between the Company and an Investor dated July 19, 2015 (17)
10.37	Engagement Letter between the Company and H.C. Wainwright & Co., LLC dated July 19, 2015 (17)
10.38	Form of the Restricted Stock Award Agreement for the issuance on November 27, 2015 (18)
10.39	Securities Purchase Agreement by and between the Company and CareRetail Holdings Limited dated January 3, 2017 (19)
10.40	Investor Rights Agreement by and among the Company, Jiuzhou Pharmacy, Mr. Lei Liu, Ms. Li Qi and CareRetail Holdings Limited dated January 3, 2017 (19)
10.41	Offer Letter to Mr. Jiangliang He dated September 4, 2018 (22)
10.42	Offer Letter to Mr. Yan Liu dated September 4, 2018 (22)
10.41	Director Offer Letter with Ms. Pingfan Wu, dated October 26, 2018 (15)
10.42	Form of Securities Purchase Agreement dated April 11, 2019 (14)
10.43	Engagement Agreement with H.C. Wainwright & Co. dated April 10, 2019 (14)
10.44	Form of Securities Purchase Agreement dated June 1, 2020 (8)
10.45	Engagement Agreement with H.C. Wainwright & Co. dated May 31, 2020 (8)
10.46	Agreement and Plan of Merger by and between China Jo-Jo Drugstores, Inc. and China Jo-Jo Drugstores Holdings, Inc., dated May 14, 2021 (23)
12.1	Section 302 Certification by the Corporation’s Chief Executive Officer *
12.2	Section 302 Certification by the Corporation’s Chief Financial Officer *
13.1	Section 906 Certification by the Corporation’s Chief Executive Officer and Chief Financial Officer *
14.1	Code of Business Conduct and Ethics (5)
15.1	Consent of Company’s previous Independent Publicly Registered Accounting Firm, BDO China Shu Lun Pan Certified Public Accountants LLP *
15.2	Consent of Company’s current Independent Publicly Registered Accounting Firm, YCM CPA, Inc.
99.1	Project Agreement between The People’s Government of Qianhong Village, Lin’an, Zhejiang Province (the “Qianhong Local Government”) and Jiuzhou Pharmacy dated February 27, 2010 (7)
99.2	Security Deposit Agreement between the Qianhong Local Government and Jiuzhou Pharmacy dated February 27, 2010 (7)

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Scheme Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
(1)	Incorporated by reference from the predecessor of the registrant’s Registration Statement on Form SB-2 filed on November 28, 2007
(2)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on July 15, 2008
(3)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on September 24, 2009
(4)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on October 30, 2009
(5)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on March 16, 2010
(6)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on April 14, 2010
(7)	Incorporated by reference from the predecessor of the registrant’s Annual Report on Form 10-K filed on June 29, 2010
(8)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on June 2, 2020
(9)	Incorporated by reference from the predecessor of the registrant’s Quarterly Report on Form 10-Q filed on February 14, 2011
(10)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on May 17, 2012
(11)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on November 30, 2012
(12)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on January 4, 2013
(13)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on December 12, 2013
(14)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on April 11, 2019
(15)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on October 26, 2018
(16)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on November 24, 2014
(17)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on July 21, 2015
(18)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on December 2, 2015
(19)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on January 4, 2017
(20)	Incorporated by reference from the predecessor of the registrant’s Exhibit A to the proxy statement on Schedule 14A filed on January 21, 2020
(21)	Incorporated by reference from Exhibit 10.33 of the predecessor of the registrant’s Annual Report on Form 10-K filed on June 29, 2017
(22)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on September 6, 2018
(23)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on May 14, 2021

China Jo-Jo Drugstores, Inc. and Subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of China Jo-Jo Drugstores, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of China Jo-Jo Drugstores, Inc. and subsidiaries (collectively, the “Company”) as of March 31, 2022, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for the year ended March 31, 2022, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2022, and the results of its operations and its cash flows for year ended March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition — identification of unexercised rights (breakage) – customer loyalty points

Description of the matter

As described in Note 2 to the consolidated financial statements, management assesses contract liabilities primarily represent the Company’s obligation to transfer additional goods or services to a customer for which the Company has received consideration, for example, membership points. The consideration received remains a contract liability until goods or services have been provided to the retail customer. The estimated amount based on accrued membership points was deducted from sales revenue.

How we addressed the matter in our audit

To test the contract liabilities recognized from membership points, our audit procedures included evaluating the reasonableness of management’s assessment on points usage based on used points and new points occurred during the current year. We analyzed and compared the Company’s historical results to see reasonableness in points consumption and addition in current year. We assessed the historical accuracy of management’s estimates and evaluated management’s sensitivity assessment of the subjective assumptions to evaluate the changes in the analysis that would result from changes in these assumptions.

/s/ YCM CPA, Inc.

We have served as the Company’s auditor since 2022.

PCAOB ID 6781

Irvine, California

July 28, 2022

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

Board of Directors

China Jo-Jo Drugstores, Inc.

Carson City, Nevada

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of China Jo-Jo Drugstores, Inc. (the “Company”) as of March 31, 2021 and 2020, the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition
Description of the Matter

As described in Note 25 to the consolidated financial statements, the Company recognized (1) retail drugstores sales $ 76,098,975, (2) online pharmacy sales $ 22,485,919, and (3) wholesale sales $34,549,739 for the year ended March 31, 2021.

Since revenue is one of CJJD’s key performance indicators, there probably is an inherent risk that management can achieve specific goals or expectations through operating revenue recognition. In addition, Pharmacies’ business revenue is fragmented and the number of customer orders is large, which may lead to high inherent risk of misstatement. Therefore, we recognize revenue as a critical audit matter.

How We Addressed the Matter in Our Audit

The primary procedures we performed to address this critical audit matter included:

(1) Understood the key internal controls related to revenue recognition, and evaluated the design of these controls, determined whether they were implemented, and tested the effectiveness of the relevant internal controls;

(2) Cross-checked data from retail drugstores operation management system, and sub-flows paths of SAP information system;

(3) Implemented substantive analysis procedures, including analysis on the fluctuations of monthly revenue, costs, and gross profit margins, and comparison of the Company’s gross profit margins with the industry figures;

(4) Sent and collected paper confirmations on both year-end receivable balances from big customers (primarily from wholesale customers) and annual revenue from big wholesale customers, and vouched the subsequent collections of these balances;

(5) Analyzed the rationality of retail drugstores sales and online pharmacy sales, including average order volume and amount per customer and overall disbursements of top 100 customers;

(6) Examined the cash flow transactions, the bank statements, and the bank reconciliations;

(7) Selected top 10 customers and traced their sales ledgers to their sales contracts, sales invoices, sales lists (including the customer information, product names, etc.), sales vouchers and etc.;

(8) Performed cut-off tests to evaluate whether revenue were recognized in the appropriate periods.

(9) Verified whether the information related to revenue has been properly presented in the financial reports.

Leases
Description of the Matter

As described in Note 14 to the consolidated financial statements ，the right-of-use assets and operating lease liabilities as of March 31, 2021 is $16.8 million and $15.9 million, respectively. As the Company leases most of its retail stores and corporate offices under operating leases, whether right-of-use assets and lease liabilities are correctly computed and recorded may have significant effect on the Company’s P&L.

Additionally, auditing certain aspects of the adoption of ASC 842 was complex and challenging to audit. Therefore, we recognize right-of-use assets and lease liabilities as a critical audit matter.

How We Addressed the Matter in Our Audit

The primary procedures we performed to address this critical audit matter included:

(1) Understood the internal control on lease accounting, including the management’s recognition of the lease classification and payment, apportion and reconciliation of rental expense, and assessed the design of internal control, and the effectiveness of execution of these controls and other related internal controls.

(2) Examined the lease contracts, and assessed whether management’s judgments on lease classification are consistent with GAAP.

(3) Sent and Collected paper confirmations to the landlords, and verified reply information on the confirmations with the Company’s accounting records.

(4) Obtained and double-checked the recognition and amortization of lease expenses, and assessed the correctness and completeness of P&L recognition in current periods.

(5) Examined whether right-of-use assets and lease liabilities have been appropriately disclosed in the financial reports.

/s/ BDO China Shu Lun Pan Certified Accountants LLP (PCAOB ID 1818)

We served as the Company’s auditor from year 2015 to year 2021.

Shanghai, People’s Republic of China

June 28, 2021

CHINA JO-JO DRUGSTORES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,
	2022	2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$18,458,575	$22,045,628
Restricted cash	16,881,002	12,627,016
Financial assets available for sale	94,648	91,472
Notes receivable	-	39,392
Trade accounts receivable	16,736,495	13,423,728
Inventories	16,020,140	16,972,965
Other receivables, net	5,764,660	5,051,960
Advances to suppliers	571,577	421,963
Other current assets	924,797	1,560,119
Total current assets	75,451,894	72,234,243

PROPERTY AND EQUIPMENT, net	5,922,179	6,549,035

OTHER ASSETS
Long-term investment	4,416,891	3,981,986
Farmland assets	722,283	835,427
Long term deposits	1,761,945	1,546,764
Other noncurrent assets	822,950	856,391
Operating lease right-of-use assets	13,738,081	16,778,729
Intangible assets, net	3,547,986	3,528,056
Total other assets	25,010,136	27,527,353
Total assets	$106,384,209	$106,310,631

LIABILITIES AND STOCKHOLDERS’ EQUITY(DEFICIT)
CURRENT LIABILITIES
Short-term bank loan	-	762,270
Accounts payable, trade	27,331,381	29,895,830
Notes payable	34,189,022	25,663,633
Other payables	2,268,967	2,940,000
Other payables - related parties	1,561,244	445,305
Customer deposits	1,873,062	1,146,247
Taxes payable	1,381,108	197,733
Accrued liabilities	556,037	501,111
Long-term loan payable-current portion	1,957,956	2,557,634
Current portion of operating lease liabilities	3,329,619	788,171
Total current liabilities	74,448,396	64,897,934

Long-term loan payable	-	1,892,269
Long term operating lease liabilities	9,197,027	15,118,083
Employee Deposits	-	-
Purchase option and warrants liability	-	-
Total liabilities	83,645,423	81,908,286

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY(DEFICIT)
Common stock; $0.001 par value; 250,000,000 shares authorized; 3,479,316 and 3,479,316 shares issued and outstanding as of March 31, 2022 and March 31, 2021	41,752	41,752
Preferred stock; $0.001 par value; 10,000,000 shares authorized; nil issued and outstanding as of March 31, 2022 and March 31, 2021	-	-
Additional paid-in capital	66,516,033	66,516,033
Statutory reserves	1,309,109	1,309,109
Accumulated deficit	(48,134,493)	(44,942,374)
Accumulated other comprehensive income	4,352,992	2,818,185
Total stockholders’ equity	24,085,393	25,742,705
Noncontrolling interests	(1,346,607)	(1,340,360)
Total equity	22,738,786	24,402,345
Total liabilities and stockholders’ equity	$106,384,209	$106,310,631

The accompanying notes are an integral part of these consolidated financial statements.

CHINA JO-JO DRUGSTORES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended March 31,
	2022	2021	2020
REVENUES, NET	$164,392,555	$133,134,633	$117,327,689

COST OF GOODS SOLD	127,873,515	103,890,824	91,801,259

GROSS PROFIT	36,519,040	29,243,809	25,526,430

SELLING EXPENSES	30,876,959	26,954,914	23,793,603
GENERAL AND ADMINISTRATIVE EXPENSES	8,187,176	10,897,629	8,108,377
IMPAIRMENT OF LONG-LIVED ASSETS	148,795	228,506	628,192
TOTAL OPERATING EXPENSES	39,212,930	38,081,049	32,530,172

LOSS FROM OPERATIONS	(2,693,890)	(8,837,240)	(7,003,742)

OTHER EXPENSE:
INTEREST INCOME	401,921	707,878	1,063,747
INTEREST EXPENSE	(262,218)	(455,187)	(698,518)
OTHER	455,547	176,519	(204,064)
CHANGE IN FAIR VALUE OF PURCHASE OPTION AND WARRANTS LIABILITY	-	64,090	401,158

LOSS BEFORE INCOME TAXES	(2,098,640)	(8,343,940)	(6,441,419)

PROVISION FOR INCOME TAXES	1,099,726	31,638	16,258

NET LOSS	(3,198,366)	(8,375,578)	(6,457,677)

LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST	(6,247)	(255,716)	(644,308)

NET LOSS ATTRIBUTABLE TO CHINA JO-JO DRUGSTORES, INC.	(3,192,119)	(8,119,862)	(5,813,369)

OTHER COMPREHENSIVE LOSS
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	1,534,807	1,377,761	(1,068,540)

COMPREHENSIVE LOSS	(1,663,559)	(6,997,817)	(7,526,217)

WEIGHTED AVERAGE NUMBER OF SHARES:
Basic	3,479,316	3,398,397	2,734,714
Diluted	3,479,316	3,398,397	2,734,714

LOSS PER SHARES:
Basic	$(0.92)	$(2.39)	$(2.16)
Diluted	$(0.92)	$(2.39)	$(2.16)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA JO-JO DRUGSTORES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY(DEFICIT)

						Accumulated
	Common Stock		Additional	Retained Earnings		other	Non-
	Number of		paid-in	Statutory	Accumulated	comprehensive	controlling
	shares	Amount	capital	reserves	deficit	income/(loss)	interest	Total
BALANCE, March 31, 2019	2,411,398	28,937	44,905,664	1,309,109	(30,587,468)	2,508,964	(1,194,039)	16,971,167

Stock based compensation	-	-	34,560	-	-	-	-	34,560
Sale of stock and warrants	333,334	4,000	9,269,077	-	-	-	-	9,273,077
Net loss	-	-	-	-	(5,813,369)	-	(644,308)	(6,457,677)
Foreign currency translation loss	-	-	-	-	-	(1,068,540)	25,542	(1,042,998)
BALANCE, March 31, 2020	2,744,732	32,937	54,209,301	1,309,109	(36,400,837)	1,440,424	(1,812,805)	18,778,129
ECL	-	-	-	-	(421,675)	-	-	(421,675)
BALANCE, April 1, 2020	2,744,732	32,937	54,209,301	1,309,109	(36,822,512)	1,440,424	(1,812,805)	18,356,454
Exercise of warrants	2,083	25	77,475	-	-	-	-	77,500
Sale of stock and warrants	416,668	5,000	9,282,100	-	-	-	-	9,287,100
Issuance of incentive common stocks award	315,833	3,790	3,937,810	-	-	-	-	3,941,600
Acquisition of 10% of Jiuxin Medicine	-	-	(990,653)	-	-	-	728,161	(262,492)
Net loss	-	-	-	-	(8,119,862)	-	(255,716)	(8,375,578)
Foreign currency translation loss	-	-	-	-	-	1,377,761	-	1,377,761
BALANCE, March 31, 2021	3,479,316	41,752	66,516,033	1,309,109	(44,942,374)	2,818,185	(1,340,360)	24,402,345
Net loss	-	-	-	-	(3,192,119)	-	(6,247)	(3,198,366)
Foreign currency translation loss	-	-	-	-	-	1,534,807	-	1,534,807
BALANCE, March 31, 2022	3,479,316	41,752	66,516,033	1,309,109	(48,134,493)	4,352,992	(1,346,607)	22,738,786

The accompanying notes are an integral part of these consolidated financial statements.

CHINA JO-JO DRUGSTORES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended March 31,
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,198,366)	$(8,375,578)	$(6,457,677)
Adjustments to reconcile net loss to net cash used in operating activities:
Bad debt direct write-off and provision	939,720	(706,862)	446,354
Depreciation and amortization	1,256,491	1,750,890	2,082,817
Impairment of long lived assets	148,795	228,506	628,192
Stock based compensation	-	3,941,600	34,560
Change in fair value of purchase option derivative liability	-	(64,090)	(401,158)
Change in operating assets:
Accounts receivable, trade	(2,657,283)	(3,307,946)	(1,567,774)
Notes receivable	40,260	21,539	112,803
Inventories and biological assets	1,523,098	(3,615,017)	979,935
Other receivables	(1,927,692)	468,967	(1,010,722)
Advances to suppliers	(171,783)	1,893,857	148,638
Long term deposit	(159,508)	26,910	596,209
Other current assets	376,134	1,004,448	(1,278,833)
Other noncurrent assets	62,394	38,142	87,065
Change in operating liabilities:
Accounts payable, trade	(3,558,050)	6,380,115	(317,755)
Other payables and accrued liabilities	99,132	(183,111)	(967,751)
Customer deposits	678,601	368,690	(22,963)
Taxes payable	1,162,084	66,648	115
Net cash used in operating activities	(5,385,972)	(62,292)	(6,907,945)

CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of financial assets available for sale	-	75,973	14,356
Purchase of financial assets available for sale	-	-	-
Acquisition of equipment and building	(89,960)	(126,766)	(656,297)
Investment in a joint venture	-	(1,470,119)	(2,567,083)
Purchases of intangible assets	(7,012)	(97,802)	(871,145)
Additions to leasehold improvements	(209,166)	(379,611)	(756,444)
Net cash used in investing activities	(306,138)	(1,998,325)	(4,836,613)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loan	-	738,315	1,435,620
Repayment of short-term bank loan	(779,059)	(1,476,630)	-
Proceeds from third parties loan	-	-	7,178,100
Repayment of third parties loan	(2,613,965)	(2,395,629)	(658,645)
Proceeds from notes payable	65,370,181	48,292,231	48,974,772
Repayment of notes payable	(57,829,269)	(51,295,776)	(46,896,917)
Increase in financial liability	-	(73,832)	(7,178)
Exercise of warrants	-	77,500	-
Proceeds from sale of stock and warrants	-	9,287,100	9,273,077
Repayment of other payable-related parties	689,010	(73,426)	(285,123)
Net cash provided by financing activities	4,836,898	3,079,853	19,013,706

EFFECT OF EXCHANGE RATE ON CASH	1,522,146	2,670,802	(1,031,744)

INCREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	666,933	3,690,038	6,237,404
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year	34,672,644	30,982,606	24,745,202
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, end of year	$35,339,577	$34,672,644	$30,982,606

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$3,955	$37,738	$17,198
Cash paid for interest	262,218	455,187	108,098

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 – DESCRIPTION OF BUSINESS AND ORGANIZATION

China Jo-Jo Drugstores, Inc. (“Jo-Jo Drugstores” or the “Company”), was incorporated in Nevada on December 19, 2006, originally under the name “Kerrisdale Mining Corporation”. On September 24, 2009, the Company changed its name to “China Jo-Jo Drugstores, Inc.” in connection with a share exchange transaction as described below.

On September 17, 2009, the Company completed a share exchange transaction with Renovation Investment (Hong Kong) Co., Ltd. (“Renovation”), whereby 7,900,000 shares of common stock were issued to the stockholders of Renovation in exchange for 100% of the capital stock of Renovation. The completion of the share exchange transaction resulted in a change of control. The share exchange transaction was accounted for as a reverse acquisition and recapitalization and, as a result, the consolidated financial statements of the Company (the legal acquirer) are, in substance, those of Renovation (the accounting acquirer), with the assets and liabilities, and revenues and expenses, of the Company being included effective from the date of the share exchange transaction. Renovation has no substantive operations of its own except for its holdings of Zhejiang Jiuxin Investment Management Co., Ltd. (“Jiuxin Management”), Zhejiang Shouantang Medical Technology Co., Ltd. (“Shouantang Technology”) and Hangzhou Jiutong Medical Technology Co., Ltd (“Jiutong Medical”), Hangzhou Jiuyi Medical Technology Co. Ltd. (“Jiuyi Technology”), its wholly-owned subsidiaries.

The Company is an online and offline retailer and wholesale distributor of pharmaceutical and other healthcare products in the People’s Republic of China (“China” or the “PRC”). The Company’s offline retail business is comprised primarily of pharmacies, which are operated by Hangzhou Jiuzhou Grand Pharmacy Chain Co., Ltd. (“Jiuzhou Pharmacy”), a company that the Company controls through contractual arrangements. On March 31, 2017, Jiuxin Management established a subsidiary, Lin’An Jiuzhou Pharmacy Co., Ltd (“Lin’An Jiuzhou”) to operate drugstores in Lin’an City. On January 2021, Lin’An Jiuzhou was sold to two individuals for total proceeds of $129,586(RMB850,000).

In the year ended March 31, 2021, in order to continue expanding and strengthening its local drugstore network, We acquired four single drugstores in fiscal 2021. the Company The acquired stores agreed to cease their stores ‘business and liquidate all of the stores ‘accounts after Jiuzhou Pharmacy acquired them. Jiuzhou Pharmacy then opened four new stores with their government insurance reimbursement certificates.

The Company’s offline retail business also includes four medical clinics through Hangzhou Jiuzhou Clinic of Integrated Traditional and Western Medicine (“Jiuzhou Clinic”) and Hangzhou Jiuzhou Medical and Public Health Service Co., Ltd. (“Jiuzhou Service”), both of which are also controlled by the Company through contractual arrangements. In May 2014, Shouantang Technology established Hangzhou Shouantang Bio-technology Co., Ltd. (“Shouantang Bio”). In May 2016, Shouantang Bio set up and held 49% of Hangzhou Kahamadi Bio-technology Co., Ltd. (“Kahamadi Bio”), a joint venture specializing in brand name development for nutritional supplements. In 2018, Jiuzhou Pharmacy invested a total of $741,540 (RMB5,100,000) in and held 51% of Zhejiang Jiuzhou Linjia Medical Investment and Management Co. Ltd (“Linjia Medical”), which has ceased its operation as of March 31, 2021. On March 29, 2019, Jiuzhou Pharmacy formed and currently holds 51% of the equity of Zhejiang AyiGe Medical Health Management Co., Ltd. (“Ayi Health”), which was intended to provide technical support such as IT and customer support to our health management business. However, as the health management business did not progress as planned, on November 19, 2020, Ayi Health was dissolved.

The Company currently conducts its online retail pharmacy business through Jiuzhou Pharmacy, which holds the Company’s online pharmacy license. On September 10, 2015, Renovation set up Jiuyi Technology to provide additional technical support such as webpage development to our online pharmacy business. In November 2015, the technical support function was transferred back to Jiuzhou Pharmacy, which hosts our online pharmacy.

The Company’s wholesale business is primarily conducted through Zhejiang Jiuxin Medicine Co., Ltd. (“Jiuxin Medicine”), which is licensed to distribute prescription and non-prescription pharmaceutical products throughout China. Jiuzhou Pharmacy acquired Jiuxin Medicine on August 25, 2011. On April 20, 2018, 10% of Jiuxin Medicine shares were sold to Hangzhou Kangzhou Biotech Co. Ltd. for a total proceeds of $79,625 (RMB 507,760). On January 29, 2021, The Company bought back the 10% of Jiuxin Medicine for a total price of $77,410(RMB507, 760).

The Company’s herb farming business is conducted by Hangzhou Qianhong Agriculture Development Co., Ltd. (“Qianhong Agriculture”), a wholly-owned subsidiary of Jiuxin Management. Due to the complexity of the cultivation business, Qianhong Agriculture has not grown herbs in fiscal 2022.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Entity Name	Background	Ownership
Renovation	● Incorporated in Hong Kong SAR on September 2, 2008	100%

Jiuxin Management	● Established in the PRC on October 14, 2008 ● Deemed a wholly foreign owned enterprise (“WFOE”) under PRC law ● Registered capital of $14.5 million fully paid	100%

Shouantang Technology	● Established in the PRC on July 16, 2010 by Renovation with registered capital of $20 million ● Registered capital requirement reduced by the SAIC to $11 million in July 2012 and is fully paid ● Deemed a WFOE under PRC law ● Invests and finances the working capital of Quannuo Technology	100%

Qianhong Agriculture	● Established in the PRC on August 10, 2010 by Jiuxin Management ● Registered capital of RMB 10 million fully paid ● Carries out herb farming business	100%

Jiuzhou Pharmacy (1)	● Established in the PRC on September 9, 2003 ● Registered capital of RMB 5 million fully paid ● Operates the “Jiuzhou Grand Pharmacy” stores in Hangzhou	VIE by contractual arrangements (2)

Jiuzhou Clinic (1)	● Established in the PRC as a general partnership on October 10, 2003	VIE by contractual arrangements (2)

	● Operates a medical clinic adjacent to one of Jiuzhou Pharmacy’s stores

Jiuzhou Service (1)	● Established in the PRC on November 2, 2005 ● Registered capital of RMB 500,000 fully paid ● Operates a medical clinic adjacent to one of Jiuzhou Pharmacy’s stores	VIE by contractual arrangements (2)

Jiuxin Medicine	● Established in PRC on December 31, 2003 ● Acquired by Jiuzhou Pharmacy in August 2011 ● Registered capital of RMB 10 million fully paid ● Carries out pharmaceutical distribution services	VIE by contractual arrangements as a wholly-owned subsidiary of Jiuzhou Pharmacy (2)

Entity Name	Background	Ownership
Jiutong Medical	● Established in the PRC on December 20, 2011 by Renovation ● Registered capital of $2.6 million fully paid ● Currently has no operation	100%

Shouantang Bio	● Established in the PRC in October, 2014 by Shouantang Technology ● 100% held by Shouantang Technology ● Registered capital of RMB 1,000,000 fully paid ● Sells nutritional supplements under its own brand name	100%

Jiuyi Technology	● Established in the PRC on September 10, 2015 ● 100% held by Renovation ● Technical support to online pharmacy	100%

Kahamadi Bio	● Established in the PRC in May 2016 ● 49% held by Shouantang Bio ● Registered capital of RMB 10 million ● Develop brand name for nutritional supplements	49%

Linjia Medical	● Established in the PRC in September27, 2017 ● 51% held by Jiuzhou Pharmacy ● Registered capital of RMB 20 million ● Operates local clinics	VIE by contractual arrangements as a controlled subsidiary of Jiuzhou Pharmacy (2)

(1)	Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service had been under the common control of Mr. Lei Liu and Ms. Li Qi, the three shareholders (the “Owners”) since their respective establishment dates, pursuant to agreements among the Owners to vote their interests in concert as memorialized in a voting rights agreement. Based on such voting agreement, the Company has determined that common control exists among these three companies. The Owners have operated these three companies in conjunction with one another since each company’s respective establishment date. Jiuxin Medicine is also deemed under the common control of the Owners as a subsidiary of Jiuzhou Pharmacy.

(2)	To comply with certain foreign ownership restrictions of pharmacy and medical clinic operators, Jiuxin Management entered into a series of contractual arrangements with Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service on August 1, 2009. These contractual arrangements are comprised of five agreements: a consulting services agreement, an operating agreement, an equity pledge agreement, a voting rights agreement and an option agreement. Because such agreements obligate Jiuxin Management to absorb all of the risks of loss from the activities of Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service, and enable the Company (through Jiuxin Management) to receive all of their expected residual returns, the Company accounts for each of the three companies (as well as subsidiaries of Jiuzhou Pharmacy) as a variable interest entity (“VIE”) under the accounting standards of the Financial Accounting Standards Board (“FASB”). Accordingly, the financial statements of Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service, as well as the subsidiaries under the control of Jiuzhou Pharmacy, Jiuxin Medicine and Shouantang Bio are consolidated into the financial statements of the Company.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries and VIEs. All significant inter-company transactions and balances between the Company, its subsidiaries and VIEs are eliminated upon consolidation.

Consolidation of variable interest entities

In accordance with accounting standards regarding consolidation of variable interest entities, VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability. All VIEs with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

The Company has concluded, based on the contractual arrangements, that Jiuzhou Pharmacy (including its subsidiaries and controlled entities), Jiuzhou Clinic and Jiuzhou Service are each a VIE and that the Company’s wholly-owned subsidiary, Jiuxin Management, absorbs a majority of the risk of loss from the activities of these companies, thereby enabling the Company, through Jiuxin Management, to receive a majority of their respective expected residual returns.

Control and common control are defined under the accounting standards as “an individual, enterprise, or immediate family members who hold more than 50 percent of the voting ownership interest of each entity.” Because the Owners collectively own 100% of Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service, and have agreed to vote their interests in concert since the establishment of each of these three companies as memorialized in the voting rights agreement, the Company believes that the Owners collectively have control and common control of the three companies. Accordingly, the Company believes that Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service were constructively held under common control by Jiuxin Management as of the time the Contractual Agreements were entered into, establishing Jiuxin Management as their primary beneficiary. Jiuxin Management, in turn, is owned by Renovation, which is owned by the Company.

Liquidity and capital resources

The Company’s accounts have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”) on a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the financial statements. The Company’s ability to continue as a going concern depends upon aligning its sources of funding (debt and equity) with its expenditure requirements and repayment of the short-term debts as and when they become due.

The drug retail business is a highly competitive industry in the PRC. Several large drugstore chains and a variety of single stores operate in Hangzhou City and Zhejiang Province. In order to increase the Company’s competitive advantages and gain more local retail pharmacy market share, from fiscal year 2018, we opened fifty-nine new stores in Hangzhou. As a result, the Company incurred significant incremental expense related to rental, labor hiring and training, and marketing activities. As the retail pharmaceutical market becomes more competitive in recent years, a new store usually cannot make profit in its operation until a year later. In fact, the Company incurred significant expenses with limited incremental revenue in the period it opened new stores. At their openings, except for four stores, almost all of the new stores were without government insurance reimbursement certificates. In fact, it usually takes more than one year for a new store to apply for and obtain the local government insurance reimbursement certificate. As of March 31, 2022, the Company had obtained thirty-seven reimbursement certificates for stores opened in fiscal 2018 and thereafter. Historically in a mature store, more than half of the total revenue were generated from the individual customers’ government insurance program. The Company is in the process of actively applying certificates for all of its new stores. In the future, as more and more stores obtain certificates, the Company expect the income of its new stores to increase and eventually contribute positive operating cash flow.

The Company’s principal sources of liquidity consist of existing cash, equity financing, and bank facilities from local banks as well as personal loans from its principal shareholders when necessary. On April 15, 2019, the Company closed a registered direct offering of 4,000,008 shares of common stock at $2.50 per share with gross proceeds of $10,000,020 from its effective shelf registration statement on Form S-3 pursuant to a Securities Purchase Agreement dated April 11, 2019 (the “2019 Securities Purchase Agreement”), by and among the Company and the investors named therein. On June 3, 2020, the Company closed a registered direct offering of 5,000,004 shares of common stock at $2.00 per share with gross proceeds of $10,000,008 from its effective shelf registration statement on Form S-3 pursuant to a Securities Purchase Agreement dated June 1, 2020 (the “2020 Securities Purchase Agreement”), by and among the Company and the investors named therein.

The spread of COVID-19 has negatively impacted the local economy. In order to relieve the operation difficulty, the Government has continued its tax cut policy such as lower certain tax rate. On the other side, local banks are encouraged to provide low interest rate loans to local enterprises. The Company has a credit line agreement from a local bank as described in detail in Note 16. As of March 31, 2022, approximately $2.35 million of the aforementioned bank credit line was available for further borrowing. Additionally, Jiuzhou Pharmacy obtained a credit line of approximately $7,653,850 (RMB50,000,000) from Haihui Commercial Factoring (Tianjin) Co. Ltd. (“Haihui Commercial”) for three years beginning July 26, 2019. As of March 31, 2022, the full amount has been borrowed from Haihui Commercial. Any borrowing thereunder is guaranteed by a third-party guarantor company and secured by the Company’s assets pursuant to a collateral agreement, as well as personal guarantees of some of its principal shareholders.

The Company has also obtained additional government insurance reimbursement certificates for its stores opened in the last two years. In a mature store, more than half of the revenue are generated by customers utilizing the government insurance program. With these certificates, mature stores are able to attract more customers who are eligible for the insurance program, and its sales may significantly increase in the next 12 months. Additionally, with the proceeds from the registered direct financing closed on April 15, 2019 and June 3, 2020, and the increased credit line, the Company believes it can support its operations for at least the next 12 months.

As of March 31, 2022, we had cash of approximately $35,339,577. Our total current assets as of March 31, 2022, were $75,451,894 and total current liabilities were $74,448,396, which resulted in a working capital of $1,003,498.

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

The Company has significant cash deposits with suppliers in order to obtain and maintain inventory. The Company’s ability to obtain products and maintain inventory at existing and new locations is dependent upon its ability to post and maintain significant cash deposits with its suppliers. In the PRC, many vendors are unwilling to extend credit terms for product sales that require cash deposits to be made. The Company does not generally receive interest on any of its supplier deposits, and such deposits are subject to loss as a result of the creditworthiness or bankruptcy of the party who holds such funds, as well as the risk from illegal acts such as conversion, fraud, theft or dishonesty associated with the third party. If these circumstances were to arise, the Company would find it difficult or impossible, due to the unpredictability of legal proceedings in China, to recover all or a portion of the amount on deposit with its suppliers.

Members of the current management team own controlling interests in the Company and are also the Owners of the VIEs in the PRC. The Company only controls the VIEs through contractual arrangements which obligate it to absorb the risk of loss and to receive the residual expected returns. As such, the controlling shareholders of the Company and the VIEs could cancel these agreements or permit them to expire at the end of the agreement terms, as a result of which the Company would not retain control of the VIEs.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The significant estimates made in the preparation of the accompanying consolidated financial statements relate to the assessment of the carrying values of accounts receivable, related allowance for doubtful accounts, losses. Because of the use of estimates inherent in the financial reporting process, actual results could materially differ from those estimates.

Fair value measurements

The Company establishes a three-level valuation hierarchy of valuation techniques based on observable and unobservable inputs, which may be used to measure fair value and include the following:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Classification within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement.

The Company’s financial assets and liabilities, which include financial instruments as defined by FASB ASC 820, include cash, cash equivalents and restricted cash, financial assets available for sales, trade accounts receivable, notes receivables, other receivable, accounts payable, other payable, notes payable, long-term loan payable, employee deposits and warrants liability. The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, notes receivables, and accounts payable are a reasonable approximation of fair value due to the short maturities of these instruments (Level 1). The carrying amount of notes payable approximates fair value based on borrowing rates of similar bank loan currently available to the Company (Level 2) (See Note 15). The carrying amount of Long-term loan payable approximates fair value based on borrowing rates of similar bank loan currently available to the Company (Level 2) (See Note 16). The carrying amount of the Company’s derivative instruments is recorded at fair value and is determined based on observable inputs that are corroborated by market data (Level 2) (See Note 20). The carrying amount of the financial assets available for sale is recorded at fair value and is determined based on unobservable inputs (Level 3) (See Note 3). The carrying amount of the employee deposits is recorded at fair value and is determined based on unobservable inputs (Level 3) (See Note 21).

(amount in absolute value)	Active Market for Identical Assets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total Carrying Value
Cash, cash equivalents and restricted cash	$35,339,577	-	-	$35,339,577
Financial assets available for sale	-	-	94,648	94,648
Trade accounts receivable	16,736,495	-	-	16,736,495
Notes receivable	-	-	-	-
Other receivable	5,764,660	-	-	5,764,660
Accounts payable	27,331,381	-	-	27,331,381
Notes payable	-	34,189,022	-	34,189,022
Other payable	2,268,967	-	-	2,268,967
Long-term loan payable	-	1,957,956	-	1,957,956

Total	$87,441,080	36,146,978	94,648	$123,682,706

Revenue recognition

Effective March 31, 2018, the Company began recognizing revenue under Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”), using the modified retrospective transition method. The impact of adopting the new revenue standard was not material to the Company’s consolidated financial statements. The core principle of this new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when the company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met:

●	The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct).

●	The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (for example, some sales taxes). The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

The Company’s revenue is net of value added tax (“VAT”) collected on behalf of the PRC tax authorities with respect to the sales of merchandise. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the accompanying consolidated balance sheets until it is paid to the relevant PRC tax authorities.

Certain contract liabilities primarily represent the Company’s obligation to transfer additional goods or services to a customer for which the Company has received consideration, for example, membership points. The consideration received remains a contract liability until goods or services have been provided to the retail customer. The estimated amount based on accrued membership points was deducted from sales revenue.

The following is a discussion of the Company’s revenue recognition policies by segment under the new revenue recognition accounting standard:

Pharmacy retail sales

The physical pharmacies sell prescription drugs, over-the-counter (“OTC”) drugs, traditional Chinese medicine, nutritional supplements, medical devices and sundry products. Revenue from sales of prescription medicine at drugstores is recognized when the prescription is filled and the customer picks up and pays for the prescription. Revenue from sales of other merchandise at drugstores is recognized at the point of sale, which is when a customer pays for and receives the merchandise. Usually the majority merchandise, such as prescription and OTC drugs, are not refundable after the customers leave the counter. Returns of other products, such as sundry products, are minimal. Sales of drugs reimbursed by the local government medical insurance agency and receivables from the agency are recognized when a customer pays for the drugs at a store. The Company based on historical experience, a reserve for potential losses from denial of reimbursement on certain unqualified drugs is made to the receivables from the government agency. Additionally, several onsite clinics adjacent to pharmacies provide limited medical services. Revenue from medical services is recognized after the service has been rendered to a customer. As revenue from medical services is minimal compared to pharmacy retail sales, it is included as part of the pharmacy retail sales.

The Company deduct the membership rewards directly from the retail revenue, and present such amounts in net sales as opposed to the current reduction of operation expense classification. Membership rewards, usually membership points, are accumulated by customers based on their historical spending levels. The Company has determined that there is an additional performance obligation to those customers at the time of the initial transaction. The customers can then redeem these points against the prices of merchandises they purchase in the future. At the end of each period, unredeemed membership rewards are reflected as a contract liability.

Online pharmacy sales

The online pharmacy sells various health products except for prescription drugs. Revenue from online pharmacy sales is recognized when merchandise is shipped to customers. While most deliveries take one day, certain deliveries may take longer depending on a customer’s location. Any loss caused in a shipment will be reimbursed by the Company’s courier company. The Company’s sales policy allows for the return of certain merchandises without reason within seven days after a customer’s receipt of the applicable merchandise. Historically, sales returns seven days after merchandise receipts have been minimal.

Wholesale

Jiuxin Medicine purchases medicine in quantity and distributes products primarily to local pharmacies and medical products dealers. Revenue from sales of merchandise to non-retail customers is recognized when the merchandise is transferred to customers. Historically, sales returns have been minimal.

The Company’s revenue is net of VAT collected on behalf of PRC tax authorities in respect to the sales of merchandise. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the accompanying consolidated balance sheets until it is paid to the relevant PRC tax authorities.

Disaggregation of Revenue

The following table disaggregates the Company’s revenue by major source in each segment for the years ended March 31, 2022, 2021 and 2020:

	2022	2021	2020
For the year ended March 31,
Retail drugstores
Prescription drugs	$28,503,283	$27,162,968	$26,045,423
OTC drugs	35,658,864	30,524,057	31,532,248
Nutritional supplements	9,664,071	6,863,559	6,013,622
TCM	5,353,900	4,560,968	5,325,008
Sundry products	1,544,639	1,379,917	1,312,293
Medical devices	3,503,735	5,607,506	3,852,643
Total retail revenue	$84,228,492	$76,098,975	$74,081,237
Online pharmacy
Prescription drugs	$10,331,652	$8,243,099	$1,447,469
OTC drugs	11,473,177	7,559,585	5,721,638
Nutritional supplements	2,014,011	956,013	742,809
TCM	315,231	295,410	266,638
Sundry products	2,271,009	1,967,174	2,082,601
Medical devices	3,814,284	3,464,638	3,280,060
Total online revenue	$30,219,364	$22,485,919	$13,541,215
Drug wholesale
Prescription drugs	$41,116,991	$27,477,087	$24,857,708
OTC drugs	7,903,824	6,242,630	4,196,841
Nutritional supplements	424,210	151,657	205,881
TCM	241,828	218,758	314,769
Sundry products	93,338	28,377	43,854
Medical devices	164,508	431,230	86,184
Total wholesale revenue	$49,944,699	$34,549,739	$29,705,237
Total revenue	$164,392,555	$133,134,633	$117,327,689

Contract Balances

Contract liabilities primarily represent the Company’s obligation to transfer additional goods or services to a customer for which the Company has received consideration, for example membership points and membership rewards. The consideration received remains a contract liability until goods or services have been provided to the retail customer.

The following table provides information about receivables and contract liabilities from contracts with customers:

	March 31, 2022	March 31, 2021
Trade receivable(included in accounts receivable, net)	$16,736,495	$13,423,728
Contract liabilities (included in accrued expenses)	2,036,406	1,470,217

Restricted cash

The Company’s restricted cash consists of cash and long-term deposits in a bank as security for its notes payable. The Company has notes payable outstanding with the bank and is required to keep certain amounts on deposit that are subject to withdrawal restrictions. The notes payable are generally short term in nature due to their short maturity period of six to nine months; thus, restricted cash is classified as a current asset.

The following represents a reconciliation of cash and cash equivalents in the Consolidated Condensed Balance Sheets to total cash, cash equivalents and restricted cash in the Consolidated Condensed Statements of Cash Flows as of March 31, 2022 and March 31, 2021:

	March 31, 2022	March 31, 2021
Cash and cash equivalents	$18,458,575	$22,045,628
Restricted cash	16,881,002	12,627,016
Cash, cash equivalents and restricted cash	$35,339,577	$34,672,644

Accounts receivable

Accounts receivable represents the following: (1) amounts due from banks relating to retail sales that are paid or settled by the customers’ debit or credit cards, (2) amounts due from government social security bureaus and commercial health insurance programs relating to retail sales of drugs, prescription medicine, and medical services that are paid or settled by the customers’ medical insurance cards, (3) amounts due from non-bank third party payment instruments such as Alipay and certain e-commerce platforms and (4) amounts due from non-retail customers for sales of merchandise.

Accounts receivable are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts, as necessary. In the Company’s retail business, accounts receivable mainly consist of reimbursements due from the government insurance bureaus and commercial health insurance programs and are usually collected within two or three months. The Company directly writes off delinquent account balances, which it determines to be uncollectible after confirming with the appropriate bureau or program each month. Additionally, the Company also makes estimated reserves on related outstanding accounts receivable based on expected credit loss.

In the Company’s online pharmacy business, accounts receivable primarily consist of amounts due from non-bank third party payment instruments such as Alipay and certain e-commerce platforms. To purchase pharmaceutical products from an e-commerce platforms such as Tmall, customers are required to submit payment to certain non-bank third party payment instruments, such as Alipay, which, in turn, reimburse the Company within seven days to a month. Except for customer returns of sold products, the receivables from these payments instruments are rarely uncollectible.

In its wholesale business, the Company uses the expected credit loss method to estimate the allowance for anticipated uncollectible receivable balances. At each reporting period, the allowance balance is adjusted to reflect the amount computed as a result of the expected credit loss method. When facts subsequently become available to indicate that the allowance provided requires an adjustment, a corresponding adjustment is made to the allowance account as a change in estimate.

Credit loss roll forward

With the adoption of the current expected credit loss standard in 2020, the company estimates future expected losses on accounts receivable and other receivables over the remaining collection period of the instrument. The roll forward for the allowance for credit losses for the year end March 31, 2022, is as follows:

	For the year end March 31, 2022
	Account receivable	Other receivables	Total
Allowance for credit losses as of March 31, 2021	$2,880,513	493,464	$3,373,977
Credit loss expense*	(401,865)	1,431,423	1,029,558
Ending allowance for credit losses	$2,478,648	1,924,887	$4,403,535

Advances to suppliers

Advances to suppliers consist of prepayments to its vendors, such as pharmaceutical manufacturers and other distributors. Since the acquisition of Jiuxin Medicine, the Company have transferred almost all logistics services of its retail drugstores to Jiuxin Medicine. Jiuzhou Pharmacy only directly purchases certain non-medical products, such as certain nutritional supplements. As a result, almost all advances to suppliers are made by Jiuxin Medicine.

Advances to suppliers for its drug wholesale business consist of prepayments to its vendors, such as pharmaceutical manufacturers and other distributors. The Company typically receive products from vendors within three to nine months after making prepayments. The Company continuously monitor delivery from, and payments to, its vendors while maintaining a provision for estimated credit losses based upon historical experience and any specific supplier issues, such as discontinuing of inventory supply, that have been identified.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first in first out (FIFO) method. The Company carries out physical inventory counts on a monthly basis at each store and warehouse location. Herbs that the Company farms are recorded at their cost, which includes direct costs such as seed selection, fertilizer, labor costs that are spent in growing herbs on the leased farmland, and indirect costs such as amortization of farmland development cost. All costs are accumulated until the time of harvest and then allocated to harvested herbs costs when the herbs are sold. The Company periodically reviews its inventory and records write-downs to inventories for shrinkage losses and damaged merchandise that are identified. The Company provides a reserve for estimated inventory obsolescence or excess quantities on hand equal to the difference, if any, between the cost of the inventory and its estimated realizable value.

Farmland assets

Herbs that the Company farms are recorded at their cost, which includes direct costs such as seed selection, fertilizer, and labor costs that are spent in growing herbs on the leased farmland, and indirect costs such as amortization of farmland development costs. Since April 2014, amortization of farmland development costs has been expensed instead of allocated into inventory due to unpredictable future market value of planted gingko trees.

All related costs described in the above are accumulated until the time of harvest and then allocated to harvested herbs when they are sold.

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation or amortization. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, taking into consideration the assets’ estimated residual value. Leasehold improvements are amortized over the shorter of lease term or remaining lease period of the underlying assets. Following are the estimated useful lives of the Company’s property and equipment:

Estimated Useful Life
Leasehold improvements	3-10 years
Motor vehicles	3-5 years
Office equipment & furniture	3-5 years
Buildings	35 years

Maintenance, repairs and minor renewals are charged to expenses as incurred. Major additions and betterment to property and equipment are capitalized.

Intangible assets

Intangible assets are acquired individually or as part of a group of assets, and are initially recorded at their fair value. The cost of a group of assets acquired in a transaction is allocated to the individual assets based on their relative fair values.

The estimated useful lives of the Company’s intangible assets are as follows:

Estimated Useful Life
Land use rights	50 years
Software	3 years
license	Infinite

The Company evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the assets might be impaired.

Impairment of long lived assets

The Company evaluates long lived tangible and intangible assets for impairment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated future cash flows. Recoverability is measured by comparing the assets’ net book value to the related projected undiscounted cash flows from these assets, considering a number of factors including past operating results, budgets, economic projections, market trends and product development cycles. If the net book value of the asset exceeds the related undiscounted cash flows, the asset is considered impaired, and a second test is performed to measure the amount of impairment loss. In the year ended March 31, 2020, the Company evaluated the licenses of insurance applicable drugstores acquired in the past based on their discounted positive cash value. Due to the stricter government insurance policy in fiscal year 2021, the value of these licenses has declined. As a result, The Company recorded an impairment of $628,192 as of March 31, 2020. In the year ended March 31, 2021, we evaluated the use rights of the forest land, which is currently used to cultivate Ginkgo trees. The forest rights certificate from the local village extends the life of the lease to January 31, 2060. Based on the evaluation of the forest land use rights, the Company recorded an impairment of $228,506. In the year ended March 31, 2022, we evaluated the use rights of the forest land, which is currently used to cultivate Ginkgo trees. Based on the evaluation of the forest land use rights, the Company recorded an impairment of $148,795.

Notes payable

During the normal course of business, the Company regularly issues bank acceptance bills as a payment method to settle outstanding accounts payables with various material suppliers. The Company records such bank acceptance bills as notes payable. Such notes payable are generally short term in nature due to their short maturity period of six to nine months.

Income taxes

The Company follows FASB ASC Topic 740, “Income Taxes,” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The accounting standards clarify the accounting and disclosure requirements for uncertain tax positions and prescribe a recognition threshold and measurement attribute for recognition and measurement of a tax position taken or expected to be taken in a tax return. The accounting standards also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. No significant penalties, uncertain tax provisions or interest relating to income taxes were incurred during the periods ended March 31, 2022 and 2021.

Value added tax

Sales revenue represents the invoiced value of goods, net of VAT. All of the Company’s products are sold in the PRC and are subject to a VAT on the gross sales price. The VAT rates range up to 17%, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable net of payments in the accompanying financial statements.

Stock based compensation

The Company follows the provisions of FASB ASC 718, “Compensation — Stock Compensation,” which establishes accounting standards for non-employee and employee stock-based awards. Under the provisions of FASB ASC 718, the fair value of stock issued is used to measure the fair value of services received as the Company believes such approach is a more reliable method of measuring the fair value of the services. For non-employee stock-based awards, fair value is measured based on the value of the Company’s common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is calculated and then recognized as compensation expense over the requisite performance period. For employee stock-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight–line basis over the requisite service period for the entire award.

Advertising and promotion costs

Advertising and promotion costs are expensed as incurred and amounted to $355,078, $309,446 and $262,553 for the year ended March 31, 2022, 2021 and 2020, respectively. Such costs consist primarily of print and promotional materials such as flyers to local communities.

Foreign currency translation

The Company uses the United States dollar (“U.S. dollars” or “USD”) for financial reporting purposes. The Company’s subsidiaries and VIEs maintain their books and records in their functional currency the Renminbi (“RMB”), the currency of the PRC.

In general, for consolidation purposes, the Company translates the assets and liabilities of its subsidiaries and VIEs into U.S. dollars using the applicable exchange rates prevailing at the balance sheet date, and the statements of income and cash flows are translated at average exchange rates during the reporting period. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Equity accounts are translated at historical rates. Adjustments resulting from the translation of the financial statements of the subsidiaries and VIEs are recorded as accumulated other comprehensive income.

The balance sheet amounts, with the exception of equity, at March 31, 2022 and 2021 were translated at 1 USD to 6.3393 RMB and at 1 USD to 6.5594 RMB, respectively. The average translation rates applied to income and cash flow statement amounts for years ended March 31, 2022 and 2021 were at 1 USD to 6.4180 RMB and at 1 USD to 6.7722 RMB, respectively.

Concentrations and credit risk

Certain financial instruments, which subject the Company to concentration of credit risk, consist of cash and restricted cash. The Company has cash balances at financial institutions located in Hong Kong and PRC. Balances at financial institutions in Hong Kong may, from time to time, exceed Hong Kong Deposit Protection Board’s insured limits. Since March 31, 2015, balances at financial institutions and state-owned banks within the PRC are covered by insurance up to RMB 500,000 (USD 79,600) per bank. As of March 31, 2022 and March 31, 2021, the Company had deposits totaling $35,283,936 and $34,602,819 that were covered by such limited insurance, respectively. Any balance over RMB 500,000 (USD 79,600) per bank in PRC will not be covered. To date, the Company has not experienced any losses in such accounts.

For the fiscal year ended March 31, 2022, two vendors collectively accounted for 40.2% of the Company’s total purchases and two suppliers accounted for more than 10% of total advances to suppliers. For the fiscal year ended March 31, 2021, two vendors collectively accounted for 42.9% of the Company’s total purchases and two suppliers accounted for more than 10% of total advances to suppliers.

For the fiscal year ended March 31, 2022, no customer accounted for more than 10% of the Company’s total sales and more than 10% of total accounts receivable. For the fiscal year ended March 31, 2021, no customer accounted for more than 10% of the Company’s total sales or more than 10% of total accounts receivable.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Lessees are required to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). The liability is equal to the present value of lease payments. The asset is based on the liability, subject to certain adjustments, such as for initial direct costs. For income statement purposes, a dual model was retained, requiring leases to be classified as either operating or finance leases. Operating leases result in straight-line expense (similar to operating leases under the prior accounting standard) while finance leases result in a front-loaded expense pattern (similar to capital leases under the prior accounting standard). Lessor accounting is similar to the prior model, but updated to align with certain changes to the lessee model (e.g., certain definitions, such as initial direct costs, have been updated) and the new revenue standard, ASU 2014-9.

The Company adopted this new accounting standard on April 1, 2019 on a modified retrospective basis and applied the new standard to all leases through a cumulative-effect adjustment to beginning retained earnings. As a result, comparative financial information has not been restated and continues to be reported under the accounting standards in effect for those periods. The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which includes, among other things, the ability to carry forward the existing lease classification. On April 1, 2019, the Company recorded an after-tax transition adjustment to increase retained earnings by approximately $422,354. The new standard had a material impact on the unaudited condensed consolidated balance sheet, but did not materially impact the Company’s consolidated operating results and had no impact on the Company’s cash flows. The following is a discussion of the Company’s lease policy under the new lease accounting standard:

The Company determines if an arrangement contains a lease at the inception of a contract. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date based on the present value of the remaining future minimum lease payments. As the interest rate implicit in the Company’s leases is not readily determinable, the Company utilizes its incremental borrowing rate, determined by class of underlying asset, to discount the lease payments. The operating lease right-of-use assets also include lease payments made before commencement and exclude lease incentives.

The Company leases premises for retail drugstores, and offices under non-cancellable operating leases. Operating lease payments are expensed over the term of lease using straight line method. A majority of the Company’s retail drugstore leases have a 3 to 10 year term. Usually within one to three months prior to the expiration date of a lease, the Company is required to notify the lessor and has a priority to continue renting the lease property if a lessor intends to lease property. The lease itself does not have restriction or covenants. If both parties agree to continue, a new lease contract with new lease terms has to been signed by both parties. Usually, the rent may increase year by year based on the lease contract. Sublease is typically not allowed. Any damage, if made by the lessee, to the property and equipment within the property has to been fixed or reimbursed by the lessee. The Company does not have any leases entered into that have not yet commenced. The Company has historically been able to renew a majority of its drugstores’ leases. The weighted average remaining lease term is 2.5 years Under the terms of its lease agreements, the Company has no legal or contractual asset retirement obligations at the end of the leases. Due to the spread of COVID-19, the Company was able to renegotiate with certain landlords and was able to lower its rent payment. However, the reduction in rent is immaterial. If any reduction is successfully implemented, as the amount is immaterial, the Company simply adjusts rent expense as reduced payments are made.

Recent Accounting Pronouncements

Accounting pronouncements adopted

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” providing financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. For public business entities that are U.S. Securities and Exchange Commission (SEC) filers, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The FASB has voted to defer the effective date for public companies that are smaller reporting companies to fiscal years beginning after December 15, 2022. All entities may adopt the amendments in this Update earlier as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company adopted this new accounting standard on April 1, 2020. The Company adopted the credit loss impairment model on a modified retrospective basis and recorded a $421,675 million cumulative effect adjustment to reduce retained earnings as of the adoption date. The adoption of this standard did not have a material impact on the Company’s consolidated operating results, cash flows or financial condition.

In August 2018, the FASB issued ASU 2018-13 Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds, and modifies certain disclosure requirements for fair value measurements under ASC 820. This ASU is to be applied on a prospective basis for certain modified or new disclosure requirements, and all other amendments in the standard are to be applied on a retrospective basis. The new standard is effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted. ASU 2018-13 has no impact on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”), which removes Step 2 from the goodwill impairment test. An entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. Public business entity that is a U.S. Securities and Exchange Commission filer should adopt the amendments in this ASU for its annual or any interim goodwill impairment test in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company adopted ASU 2017-04 on January 1, 2020. The adoption of the ASU 2017-04 did not have a material impact on the Company’s consolidated financial statements.

Accounting pronouncements not yet effective to adopt

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes” (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 will simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company does not expect that the requirements of ASU 2019-12 will have a material impact on its consolidated financial statements.

NOTE 3 – FINANCIAL ASSETS AVAILABLE FOR SALE

As of March 31, 2022 and March 31, 2021, financial assets available for sale amounted to $94,648 (RMB 600,000) and $91,472 (RMB 600,000), respectively. The Company has invested in Inner Mongolia Songlu Pharmaceutical Co. (“Songlu Pharmaceutical”). As of March 31, 2022, the fair value of the investment is $94,648 (RMB600,000), which accounts for 0.5% shares of Songlu Pharmaceutical.

NOTE 4 – TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable consisted of the following:

	March 31, 2022	March 31, 2021
Accounts receivable	$19,215,143	$16,304,240
Less: allowance for doubtful accounts	(2,478,648)	(2,880,513)
Trade accounts receivable, net	$16,736,495	$13,423,728

For the years ended March 31, 2022 and 2021, $341,102 and $118,349 in accounts receivable were directly written off, respectively. As of March 31, 2022, $505,348 were pledged as collateral for borrowings from financial institutions. As of March 31, 2021, $509,109 were pledged as collateral for borrowings from financial institutions.

Note 5 – OTHER CURRENT ASSETS

Other current assets consisted of the following:

	March 31, 2022	March 31, 2021
Prepaid rental expenses (1)	$847,682	$1,441,879
Prepaid and other current assets	77,115	118,240
Total	$924,797	$1,560,119

(1)	The balance as of March 31, 2022 and March 31, 2021 includes short-term refundable rental security deposits.

Note 6 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	March 31, 2022	March 31, 2021
Building	$6,578,445	$6,357,748
Leasehold improvements	10,140,662	9,595,801
Farmland development cost	1,886,548	1,823,257
Office equipment and furniture	6,293,034	6,006,534
Motor vehicles	390,195	376,798
Total	25,288,884	24,160,138
Less: Accumulated depreciation	(16,888,971)	(15,211,112)
Impairment*	(2,477,734)	(2,399,991)
Property and equipment, net	$5,922,179	$6,549,035

*	The variance of impairment from from March 31, 2021 to March 31, 2022 is solely caused by exchange rate variance.

Total depreciation expense for property and equipment was $1,148,198 and $1,516,257 for the year ended March 31, 2022 and 2021, respectively. There were no fixed assets impaired in the years ended March 31, 2022 and December 31, 2021.

Note 7 – LONG-TERM INVESTMENT

Long-term investment consists of the following:

	March 31, 2022	March 31, 2021
Kahamadi Bio (1)	$-	$-
Zhetong Medical (2)	4,416,891	3,981,986
Advance to suppliers, net	$4,416,891	$3,981,986

(1)	It represents 49% investment in Kahamadi Bio. The investment is recorded using the equity method. Kahamadi Bio suffered loss of $0 and $6,217 in the year ended March 31, 2022 and 2021.

(2)	It represents 39% investment in Zhejiang Zhetong Medical Co., Ltd. (“Zhetong Medical”). Zhetong Medical was established in March 2020 to target potential acquisitions or to cooperate with local pharmacies. By attracting more funds from local investors, the Company expects to continue growing its local network in the future. In the year ended March 31, 2021, Jiuzhou Pharmacy injected funds of approximately $1,443,752 into Zhetong Medical. The investment is recorded based on equity method.

Note 8 – ADVANCES TO SUPPLIERS

Advances to suppliers consist of deposits, with or advances to, outside vendors for future inventory purchases. Most of the Company’s suppliers require a certain amount of money to be deposited with them as a guarantee that the Company will receive its purchase on a timely basis. This amount is refundable and bears no interest. As of March 31, 2022 and March 31, 2021, advance to suppliers consist of the following:

	March 31, 2022	March 31, 2021
Advance to suppliers	$610,526	$421,963
Less: reserve for vendor non-performance on advances	(38,949)	-
Advance to suppliers, net	$571,577	$421,963

Note 9 – INVENTORY

Inventory consisted of finished goods, valued at $16,020,140 and $16,972,965 as of March 31, 2022 and March 31, 2021, respectively. The Company constantly monitors its potential obsolete products and is allowed to return products close to their expiration date to its suppliers. Any loss on damaged items is immaterial and will be recognized immediately. As a result, no reserves were made for inventory as of March 31, 2022 and March 31, 2021.

Note 10 – FARMLAND ASSETS

Farmland assets consist of ginkgo trees planted in 2012 and expected to be harvested and sold in several years. As of March 31, 2022 and March 31, 2021, farmland assets are valued as follows:

	March 31,	March 31,
	2022	2021
Farmland assets	$2,478,498	$2,387,136
Less: Impairment*	(1,756,214)	(1,551,709)
Farmland assets, net	$722,283	$835,427

*	In the year ended March 31, 2022, we evaluated the use rights of the forest land, which is currently used to cultivate Ginkgo trees. Based on the evaluation of the forest land use rights, the Company recorded an impairment of $148,795..

Note 11 – LONG TERM DEPOSITS, LANDLORDS

As of March 31, 2022 and March 31, 2021, long term deposits amounted to $1,761,945 and $1,546,764, respectively. Long term deposits are sums deposited with, or advanced to, landlords for the purpose of securing retail store leases that the Company does not anticipate applying or being returned within the next twelve months. Most of the Company’s landlords require a minimum payment of nine months’ rent, paid up front, plus additional deposits.

Note 12 – OTHER NONCURRENT ASSETS

Other noncurrent assets consisted of the following:

	March 31, 2022	March 31, 2021
Forest land use rights*	$770,057	$785,569
Others	52,893	70,822
Total	$822,950	$856,391

*	The prepayment for lease of forest land use rights is made to a local government in connection with an operating land lease agreement. The land is currently used to cultivate Ginkgo trees. The forest rights certificate from the local village extends the life of the lease to January 31, 2060. In the year ended March 31, 2021, based on the evaluation of the forest land use rights, the Company recorded an impairment of $228,506.

The amortization of the prepayment for the lease of land use right was approximately $54,947 and $52,073 for the years ended March 31, 2022 and 2021, respectively.

The Company’s amortizations of the prepayment for lease of land use right for the next five years and thereafter are as follows:

Years ending March 31,	Amount
2023	$54,947
2024	54,947
2025	54,947
2026	54,947
2027	54,947
Thereafter	495,322

Note 13 – Leases

The Company leases most of its retail stores and corporate offices under operating leases, typically with initial terms of 3 to 10 years. Usually within one to three months prior to the expiration date of a lease, the Company is required to notify the lessor and has a priority to continue renting the lease property if a lessor intends to lease property. The lease itself does not have restriction or covenants. If both parties agree to continue, a new lease contract with new lease terms has to been signed by both parties. Usually the rent may increase year by year based on the lease contract. Sublease is typically not allowed. Any damage, if made by the lessee, to the property and equipment within the property has to been fixed or reimbursed by the lessee. The Company does not have any leases entered into but which have not yet commenced. The net lease cost for the year ended March 31, 2022 is $6,238,754. The Company does not have finance lease according to the definition of ASU 2016-02, Leases (Topic 842). Supplemental cash flow information related to leases for the year ended March 31, 2022 is as follows:

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows paid for operating leases	$6,238,754
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	-

Supplemental balance sheet information related to leases as of March 31, 2022 is as follows:

Operating leases:
Operating lease right-of-use assets	$13,738,081

Current portion of operating lease liabilities	$3,329,619
Long-term operating lease liabilities	9,197,027
Total operating lease liabilities	$12,526,646

Weighted average remaining lease term
Operating leases	2.5

The following table summarizes the maturity of lease liabilities under operating leases as of March 31, 2022:

Operating
For the year ending March 31,	Leases
2023	$5,092,731
2024	3,997,039
2025	2,792,617
2026	1,591,149
2027	606,426
Thereafter	1,064,908
Total lease payments	15,144,870
Less: imputed interest	(2,618,224)
Total lease liabilities	$12,526,646

Note 14 – INTANGIBLE ASSETS

Net intangible assets consisted of the following at:

	March 31, 2022	March 31, 2021
License (1)	$2,550,755	$2,466,684
Software (2)	1,256,369	1,205,857
Land use rights (3)	1,538,269	1,486,663
Total intangible assets	5,345,393	5,159,204
Less: accumulated amortization	(1,107,149)	(964,046)
Less: impairment (4)	(690,258)	(667,102)
Intangible assets, net	$3,547,986	$3,528,056

Amortization expense of intangibles amounted to $108,293 and $296,414 for the years ended March 31, 2022 and 2021, respectively.

(1)	This represents the fair value of the licenses of insurance applicable drugstores acquired from a variety of drugstores such as Sanhao Pharmacy and several local stores. The licenses allow patients to pay by using insurance cards at stores. The stores are reimbursed from the Human Resource and Social Security Department of Hangzhou City. In 2014, the Company acquired Sanhao Pharmacy, a drugstore chain. In September 2017, the Company acquired several new stores for the purpose of the Municipal Social Medical Reimbursement Qualification Certificates. On January 9, 2020, the Company acquired a local drugstore chain. The acquired drugstores ceased their stores’ business and liquidate all of the stores’ accounts after Jiuzhou Pharmacy acquired them. In March 2020, the drugstore chain has dissolved and its certificates were transferred to new stores opened at the same time. In the year ended March 31, 2021, the Company acquired four single drugstores which have been liquidated after the acquisition. Jiuzhou Pharmacy then opened four new stores with the four licenses of local government medical insurance reimbursement program.

(2)	They are primarily the SAP ERP system, the Internet Clinic Diagnosis Terminal system and the Chronic Disease Management system. In 2017, we have installed a leading ERP system, SAP from Germany. SAP is a well-known management system used by many fortune 500 companies. It is being amortized over three years since its installation. In 2020, we have installed an internet Clinic Diagnosis System used to strengthen our ability to perform online diagnosis which may increase more customer spending and a Chronic Disease Management System used to better manage and monitor our members’ health.

(3)	In July 2013, the Company purchased the land use rights of a plot of land in Lin’an, Hangzhou, intended for the establishment of an herb processing plant in the future. However, as the Company’s farming business in Lin’an has not grown, the Company does not expect completion of the plant in the near future.

(4)	In the year ended March 31, 2020, the Company evaluated the licenses of insurance applicable drugstores acquired in the past based on the discounted positive cash value. Due to the stricter government insurance policy in the fourth quarter of fiscal year 2020, the value of these licenses has declined. As a result, the Company recorded an impairment in the fourth quarter of fiscal 2020.

Note 15 – NOTES PAYABLE

The Company has credit facilities with Hangzhou United Bank (“HUB”), Bank of Hangzhou (“BOH”), and China Merchant Bank (“CMB”) that provided working capital in the form of the following bank acceptance notes. Usually, the Company applies to issue a note, which is guaranteed by the bank, to its supplier to pay off its debt in a future date. Before the payment date, the bank will ask the Company to inject cash into the bank. On the payment date, the bank will pay the amount to whoever legally holds the note. As of at March 31, 2022 and March 31, 2021, the balances of notes payable are as follow:

		Origination	Maturity	March 31,	March 31,
Beneficiary(1)	Endorser	date	date	2022	2021
Jiuzhou Pharmacy	HUB	10/10/20	04/10/21	$-	$820,847
Jiuzhou Pharmacy	HUB	11/09/20	05/09/21	-	5,715,776
Jiuzhou Pharmacy	HUB	12/17/20	06/17/21	-	1,233,353
Jiuzhou Pharmacy	HUB	12/25/20	06/25/21	-	990,951
Jiuzhou Pharmacy	HUB	12/30/20	06/30/21	-	1,300,222
Jiuzhou Pharmacy	HUB	02/05/21	08/05/21	-	3,075,672
Jiuzhou Pharmacy	HUB	03/12/21	09/12/21	-	5,437,655
Jiuxin Medicine	HUB	12/07/20	06/07/21	-	2,419,382
Jiuxin Medicine	HUB	12/30/20	06/30/21	-	4,503,905
Jiuxin Medicine	HUB	03/12/21	09/12/21	-	165,870
Jiuzhou Pharmacy	HUB	10/18/21	04/18/22	2,879,656	-
Jiuzhou Pharmacy	HUB	11/12/21	05/12/22	5,891,074	-
Jiuzhou Pharmacy	HUB	11/23/21	05/23/22	378,591	-
Jiuzhou Pharmacy	HUB	11/29/21	05/29/22	901,519	-
Jiuzhou Pharmacy	HUB	12/14/21	06/14/22	865,098	-
Jiuzhou Pharmacy	HUB	12/24/21	06/24/22	1,954,002	-
Jiuzhou Pharmacy	HUB	12/29/21	06/30/22	3,692,661
Jiuzhou Pharmacy	HUB	02/16/22	08/17/22	4,141,923	-
Jiuzhou Pharmacy	HUB	03/17/22	09/17/22	5,299,449	-
Jiuzhou Pharmacy	BOH	03/23/22	09/23/22	297,747
Jiuxin Medicine	HUB	10/18/21	04/18/22	550,534	-
Jiuxin Medicine	HUB	12/14/21	06/14/22	2,497,906	-
Jiuxin Medicine	HUB	12/29/21	06/30/22	3,050,179
Jiuxin Medicine	HUB	03/17/22	09/17/22	1,788,683	-
Total				$34,189,022	$25,663,633

(1)	As of March 31, 2022, the Company had $34,189,022 (RMB 216,734,469) of notes payable from HUB and BOH. The Company is required to hold restricted cash in the amount of $16,786,296 (RMB 106,413,368) with HUB and BOH as collateral against these bank notes. Included in the restricted cash is a total of $9,070,402 three-year deposit (RMB57,500,000) deposited into HUB as a collateral for current and future notes payable from HUB. As of March 31, 2021, the Company had $25,663,633 (RMB 168,336,897) of notes payable from HUB. The Company is required to hold restricted cash in the amount of $12,501,401 (RMB 82,001,136) with HUB as collateral against these bank notes. Included in the restricted cash is a total of $6,860,430 three-year deposit (RMB 45,000,000) deposited into HUB as a collateral for current and future notes payable from HUB.

As of March 31, 2022, the Company had a credit line of approximately $19.75 million in the aggregate from HUB. By putting up a three-year deposit of $9.07 million and the restricted cash of $7.72 million deposited in the banks, the total credit line was $26.07 million. As of March 31, 2021, the Company had approximately $25.66 million of bank notes payable and approximately $2.35 million bank credit line was still available for further borrowing. The bank notes are secured by three shops of Jiuzhou Pharmacy and guaranteed by the Company’s major shareholders.

Note 16 – Loan Payable

On August 2, 2019 and December 11, 2019, the Company borrowed $717,810 and $6,460,290 from Haihui Commercial Factoring (Tianjin) Co. Ltd. (“Haihui Commercial”), respectively. After deducting processing fee and deposits which are refundable at the end of loan period, the Company received $617,317 and $5,878,864 respectively. The Company is required to pledge accounts receivable of three drugstores to Haihui Commercial. As of March 31, 2022, the remaining loan balance is $1.957.956. The Company is scheduled to make monthly repayments, among which $1,957,956 is due within a year. The Company has an option to pay off the debts earlier than the repayment schedule upon approval from Haihui Commercial.

Note 17 – TAXES

Income tax

Income tax expense includes a provision for federal, state and foreign taxes based on the annual estimated effective tax rate applicable to the Company and its subsidiaries, adjusted for items which are considered discrete to the period.

The effective tax rates on income before income taxes for the year ended March 31, 2022 was (52.4)%. The (52.4)% rate adjustments for the year ended March 31, 2022 represent expenses that primarily include stock option expenses and legal, accounting and other expenses incurred by the Company that are not deductible for PRC income tax. The effective tax rate is based on forecasted annual results and these amounts may fluctuate significantly through the rest of the year as a result of the unpredictable impact of COVID-19 on the Company’s operating activities.

The effective tax rates on income before income taxes for the year ended March 31, 2021 was (0.4)%. The (0.4)% rate adjustments for the year ended March 31, 2021 represent expenses that primarily include stock option expenses and legal, accounting and other expenses incurred by the Company that are not deductible for PRC income tax. The effective tax rate is based on forecasted annual results and these amounts may fluctuate significantly through the rest of the year as a result of the unpredictable impact of COVID-19 on the Company’s operating activities.

The effective tax rate on income before income taxes for the year ended March 31, 2020 was (0.3) %. The (0.3) % rate adjustments for the year ended March 31, 2020 represent expenses that primarily include stock option expenses and legal, accounting and other expenses incurred by the Company that are not deductible for PRC income tax. The effective tax rate is based on forecasted annual results and these amounts may fluctuate significantly through the rest of the year as a result of the unpredictable impact of COVID-19 on its operating activities.

A reconciliation of the income tax provision at the federal statutory rate and the effective rate is as follows:

	For the year ended March 31
	2022	2021	2020
U.S. Statutory rates	21.0%	21.0%	21.0%
Foreign income not recognized in the U.S.	(21.0)	(21.0)	(21.0)
China income taxes	25.0	25.0	25.0
Change in valuation allowance	(25.0)	(25.0)	(25.0)
Non-deductible expenses-permanent difference	(52.4)	(0.4)	(0.3)
Effective tax rate	(52.4)%	(0.4)%	(0.3)%

The Company has recorded $0 unrecognized benefit as of December 31, 2022. On the information currently available, the Company does not anticipate a significant increase or decrease to its unrecognized benefit within the next 12 months.

Note 18 – POSTRETIREMENT BENEFITS

Regulations in the PRC require the Company to contribute to a defined contribution retirement plan for all permanent employees. The contribution for each employee is based on a percentage of the employee’s current compensation as required by the local government. The Company contributed $1,301,315, $1,076,811 and $1,341,167 in employment benefits and pension for the years ended March 31, 2022, 2021 and 2020, respectively.

Note 19 – RELATED PARTY TRANSACTIONS AND ARRANGEMENTS

Amounts payable to related parties are summarized as follows:

	March 31, 2022	March 31, 2021
Due to a director and CEO (1) :	$1,561,244	$445,305

(1)	Due to foreign exchange restrictions, the Company’s director and CEO, Mr. Lei Liu personally lent U.S. dollars to the Company to facilitate its payments of expenses in the United States.

The Company leases a retail space from Mr. Lei Liu. The lease expires in September 2021. Rent expenses totaled $28.850 and $27,342 for the twelve months ended March 31, 2022 and 2021, respectively. The amounts owed under the lease for the twelve months ended December 31, 2022 and 2021 were not paid to Mr. Liu as of March 31, 2022.

On April 28, 2018, 10% of Jiuxin Medicine was sold to Hangzhou Kangzhou Biotech Co. Ltd. for a total proceeds of approximately $75,643 (RMB507, 760). On January 29, 2021, The Company bought back the 10% of Jiuxin Medicine for a total price of $77,410(RMB507,760). Mr. Lei Liu owns 51% of Hangzhou Kangzhou Biotech Co. Ltd.

Note 20 – STOCKHOLDER’S EQUITY(DEFICIT)

Common stock

On April 15, 2019, the Company closed a registered direct offering of 333,334 shares of common stock at $30.00 per share with gross proceeds of $10,000,020 from its effective shelf registration statement.

On June 1, 2020, an investor exercised 2,083 warrants at the price of $37.20 per share in cash. The Company issued 25,000 shares of common stock as a result.

On June 3, 2020, the Company closed a registered direct offering of 416,667 shares of common stock at $24.00 per share with gross proceeds of $10,000,008 from its effective shelf registration statement.

Stock warrants

Concurrent with the registered direct offering of common stock that closed on April 15, 2019, the Company issued to several investors in a private placement warrants to purchase up to 250,001 shares of common stock. In connection with the offering, the Company also issued a warrant to its placement agent of this offering, pursuant to which the agent may purchase up to 6% of the aggregate number of shares of common stock sold in the offering, i.e. 20,000 shares at an exercise price of $37.5 per share. The warrant became exercisable on October 11, 2019 and will expire on April 11, 2024.

Concurrent with the registered direct offering of common stock that closed on June 3, 2020, the Company issued to several investors in a private placement warrants to purchase up to 312,500 shares of common stock. In connection with the offering, the Company also issued warrants to its placement agent of this offering, pursuant to which the agent may purchase up to 6.5% of the aggregate number of shares of common stock sold in the offering, i.e. 25,000 shares at an exercise price of $30.84 per share. The warrant becomes exercisable on December 2, 2020 and will expire on June 2, 2025.

Upon evaluation, both the warrants issued in April 2019 and June 2020 meet the definition of an equity transaction under FASBASC 815. Accordingly, the fair value of the warrants is recorded as part of additional paid-in capital.

Stock-based compensation

The Company accounts for share-based payment awards granted to employees and directors by recording compensation expense based on estimated fair values. The Company estimates the fair value of share-based payment awards on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statements of operations. Share-based awards are attributed to expenses using the straight-line method over the vesting period. The Company determines the value of each option award that contains a market condition using a Monte Carlo Simulation valuation model, while all other option awards are valued using the Black-Scholes valuation model as permitted under FASB ASC 718 “Compensation - Stock Compensation.” The assumptions used in calculating the fair value of share-based payment awards represent the Company’s best estimates. The Company’s estimates of the fair values of stock options granted and the resulting amounts of share-based compensation recognized may be impacted by certain variables including stock price volatility, employee stock option exercise behaviors, additional stock option modifications, estimates of forfeitures, and the related income tax impact.

On March 30, 2018, the Company granted a total of 328,925 shares of restricted common stock to its key employees in its retail drugstores and online pharmacy under the Company’s 2010 Equity Incentive Plan, as amended (the “Plan”). The stock awards vested on the grant date. On June 28, 2018, the compensation committee of the Company canceled 18,750 shares granted to the CEO in order to conform aggregate issuances to the 56,250 share limitation set forth in the Plan. The Tax Cuts and Jobs Act of 2017 removed the 162(m) qualified performance based compensation exemption to the $1 million cap on deductions for compensation to covered executives. Section 1.3.2 was in the Plan to permit grants under the Plan to fit within that exemption. As that exemption no longer applies for grants made in 2018 or thereafter, the Plan has been amended to remove the provisions intended to comply with that exemption, including the one in Section 1.3.2 of the Plan. All $5,328,585 of such expense has been recorded as a service compensation expense in the year ended March 31, 2018.

On December 31, 2020, the Company granted a total of 315,833 shares of restricted common stock to its key employees in its retail drugstores and online pharmacy under the Company’s 2010 Equity Incentive Plan, as amended (the “Plan”). The stock awards vested on the grant date. All $3,941,600 of such expense has been recorded as a service compensation expense in the year ended March 31, 2021.

Stock option

On November 18, 2014, the Company granted a total of 80,583 shares of stock options under the Plan to a group of a total of 46 grantees including directors, officers and employees. The exercise price of the stock option is $30.00. The option vests on November 18, 2017, provided that the grantees are still employed by the Company on such a date. The options will be exercisable for five years from the vesting date, or November 18, 2017 until November 17, 2022. For the years ended March 31, 2022 and 2021, none was recorded as compensation expense. As of March 31, 2022, all compensation costs related to stock option compensation arrangements granted have been recognized.

Statutory reserves

Statutory reserves represent restricted retained earnings. Based on their legal formation, the Company is required to set aside 10% of its net income as reported in their statutory accounts on an annual basis to the Statutory Surplus Reserve Fund (the “Reserve Fund”). Once the total amount set aside in the Reserve Fund reaches 50% of the entity’s registered capital, further appropriations become discretionary. The Reserve Fund can be used to increase the entity’s registered capital upon approval by relevant government authorities or eliminate its future losses under PRC GAAP upon a resolution by its board of directors. The Reserve Fund is not distributable to shareholders, as cash dividends or otherwise, except in the event of liquidation.

Appropriations to the Reserve Fund are accounted for as a transfer from unrestricted earnings to statutory reserves. During the years ended March 31, 2022 and 2021, the Company did not make appropriations to statutory reserves.

There are no legal requirements in the PRC to fund the Reserve Fund by transfer of cash to any restricted accounts, and the Company does not do so.

Note 21 – LOSS PER SHARE

The Company reports earnings per share in accordance with the provisions of the FASB’s related accounting standard. This standard requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings per share excludes dilution, but includes vested restricted stocks and is computed by dividing income available to common stockholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock.

The following is a reconciliation of the basic and diluted earnings per share computation:

	The year ended March 31,
	2022	2021	2020
Net loss attributable to controlling interest	$(3,192,119)	$(8,119,862)	$(5,813,369)
Weighted average shares used in basic computation	3,479,316	3,398,397	2,734,714
Diluted effect of stock options and warrants
Weighted average shares used in diluted computation	3,479,316	3,398,397	2,734,714
Loss per share – Basic:
Net loss before noncontrolling interest	$(0.92)	$(2.39)	$(2.16)
Add: Net loss attributable to noncontrolling interest	$-	$-	$-
Net loss attributable to controlling interest	$(0.92)	$(2.39)	$(2.16)
Loss per share – Diluted:
Net income before noncontrolling interest	$(0.92)	$(2.39)	$(2.16)
Add: Net loss attributable to noncontrolling interest	$-	$-	$-
Net loss attributable to controlling interest	$(0.92)	$(2.39)	$(2.16)

For the year ended March 31, 2022, 80,583 shares underlying employee stock options and 562,501 shares underlying outstanding purchase options to several investors, and 45,000 shares underlying outstanding purchase option to an investment placement agent were excluded from the calculation of diluted loss per share as the options were anti-dilutive.

Note 22 – SEGMENTS

The Company operates within four main reportable segments: retail drugstores, online pharmacy, drug wholesale and herb farming. The retail drugstores segment sells prescription and over-the-counter (“OTC”) medicines, TCM, dietary supplements, medical devices, and sundry items to retail customers. The online pharmacy sells OTC drugs, dietary supplements, medical devices and sundry items to customers through several third-party platforms such as Alibaba’s Tmall, JD.com and Amazon.com, and the Company’s own platform all over China. The drug wholesale segment includes supplying the Company’s own retail drugstores with prescription and OTC medicines, TCM, dietary supplement, medical devices and sundry items (which sales have been eliminated as intercompany transactions), and also selling them to other drug vendors and hospitals. The Company’s herb farming segment cultivates selected herbs for sales to other drug vendors. The Company is also involved in online sales and clinic services that do not meet the quantitative thresholds for reportable segments and are included in the retail drugstores segment. The segments’ accounting policies are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit or loss from operations before interest and income taxes not including nonrecurring gains and losses.

The Company’s reportable business segments are strategic business units that offer different products and services. Each segment is managed separately because they require different operations and markets to distinct classes of customers.

The following table presents summarized information by segment of the continuing operations for the year ended March 31, 2022:

	Retail drugstores	Online Pharmacy	Drug wholesale	Herb farming	Total
Revenue	$84,228,492	$30,219,364	$49,944,699	$-	$164,392,555
Cost of goods	57,290,850	26,621,314	43,961,351	-	127,873,515
Gross profit	$26,937,642	$3,598,050	$5,983,348	$-	$36,519,040
Selling expenses	25,186,258	3,972,465	1,718,236	-	30,876,959
General and administrative expenses	6,736,566	285,062	1,136,092	29,456	8,187,176
Impairment of long-lived assets	-	-	-	148,795	148,795
Loss from operations	$(4,985,182)	$(659,477)	$3,129,020	$(178,251)	$(2,693,890)
Depreciation and amortization	$1,234,419	$-	$22,072	$-	$1,256,491
Total capital expenditures	$296,562	$-	$2,911	$-	$299,473

The following table presents summarized information by segment of the continuing operations for the year ended March 31, 2021:

	Retail drugstores	Online Pharmacy	Drug wholesale	Herb farming	Total
Revenue	$76,098,975	$22,485,919	$34,549,739	$-	$133,134,633
Cost of goods	53,093,226	20,146,730	30,650,868	-	103,890,824
Gross profit	$23,005,749	$2,339,189	$3,898,871	$-	$29,243,809
Selling expenses	21,975,048	2,770,997	2,208,869	-	26,954,914
General and administrative expenses	9,088,152	288,890	1,487,303	33,284	10,897,629
Impairment of long-lived assets	-	-	-	228,506	228,506
Loss from operations	$(8,057,451)	$(720,698)	$202,699	$(261,790)	$(8,837,240)
Depreciation and amortization	$1,709,049	$-	$41,841	$-	$1,750,890
Total capital expenditures	$392,788	$-	$-	$-	$392,788

The following table presents summarized information by segment of the continuing operations for the year ended March 31, 2020:

	Retail drugstores	Online Pharmacy	Drug wholesale	Herb farming		Total
Revenue	$74,081,237	$13,541,215	$29,705,237		$-	$117,327,689
Cost of goods	53,244,302	12,106,510	26,450,447		-	91,801,259
Gross profit	$20,836,935	$1,434,705	$3,254,790		$-	$25,526,430
Selling expenses	19,434,860	2,148,709	2,210,034		-	23,793,603
General and administrative expenses	5,505,303	243,283	2,359,791		-	8,108,377
Impairment of long-lived assets	628,192	-	-		-	628,192
Loss from operations	$(4,731,420)	$(957,287)	$(1,315,035)	$		$(7,003,742)
Depreciation and amortization	$2,042,951	$-	$39,866		$-	$2,082,817
Total capital expenditures	$1,406,470	$-	$3,176		$-	$1,409,646

The Company does not have long-lived assets located outside the PRC. In accordance with the enterprise-wide disclosure requirements of FASB’s accounting standard, the Company’s net revenue from external customers through its retail drugstores by main product category for the years ended March 31, 2022, 2021 and 2020 were as follows:

	For the year ended
	March 31,
	2022	2021	2020
Prescription drugs	$28,503,283	$27,162,968	$26,045,423
OTC drugs	35,658,864	30,524,057	31,532,248
Nutritional supplements	9,664,071	6,863,559	6,013,622
TCM	5,353,900	4,560,968	5,325,008
Sundry products	1,544,639	1,379,917	1,312,293
Medical devices	3,503,735	5,607,506	3,852,643
Total	$84,228,492	$76,098,975	$74,081,237

The Company’s net revenue from external customers through online pharmacy by main product category is as follows:

	For the year ended
	March 31,
	2022	2021	2020
Prescription drugs	$10,331,652	$8,243,099	$1,447,469
OTC drugs	11,473,177	7,559,585	5,721,638
Nutritional supplements	2,014,011	956,013	742,809
TCM	315,231	295,410	266,638
Sundry products	2,271,009	1,967,174	2,082,601
Medical devices	3,814,284	3,464,638	3,280,060
Total	$30,219,364	$22,485,919	$13,541,215

The Company’s net revenue from external customers through wholesale by main product category is as follows:

	For the year ended
	March 31,
	2022	2021	2020
Prescription drugs	$41,116,991	$27,477,087	$24,857,708
OTC drugs	7,903,824	6,242,630	4,196,841
Nutritional supplements	424,210	151,657	205,881
TCM	241,828	218,758	314,769
Sundry products	93,338	28,377	43,854
Medical devices	164,508	431,230	86,184
Total	$49,944,691	$34,549,739	$29,705,237

Note 23 – SUBSEQUENT EVENTS

The Company implemented a 1-for-12 reverse stock split on its ordinary shares effective Thursday, April 7, 2022, with trading to begin on a split-adjusted basis at the market open on that day. Upon the effectiveness of the reverse stock split, every 12 shares of the Company’s issued and outstanding ordinary shares will automatically be converted into one issued and outstanding ordinary share. No fractional shares will be issued as a result of the reverse stock split. Instead, any fractional shares that would have resulted from the split will be rounded up to the next whole number. The reverse stock split affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding ordinary shares, except for adjustments that may result from the treatment of fractional shares.The reverse stock split at a ratio of 1-for-12 shares was approved by the Company’s board of directors and its shareholders. The Company filed a Second Amended and Restated Memorandum and Articles of Association with the Cayman Islands Registrar of Companies.

On April 28, 2022, the compensation committee of our board of directors granted a total of 850,000 restricted stock awards to seven individuals, including three directors and/or executive officers, as follows: (i) 340,000 restricted stock awards to Lei Liu, Chief Executive Officer and Director; (ii) 50,000 restricted stock awards to Ming Zhao, Chief Financial Officer; and (iii) 260,000 restricted stock awards to Li Qi, Director. The remaining 200,000 restricted stock awards were granted to non-executive management employees. All the restricted stock awards were granted under our Amended and Restated 2010 Equity Incentive Plan, as amended. The restricted stock awards vest six months from the grant date.