Form 20-F
period 2023-03-31
China Jo-Jo Drugstores Holdings, Inc.
filed 2023-06-15
CIK 1856084

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended March 31, 2023

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

none

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report. 23,697,210 Ordinary Shares and 0 Preferred Shares outstanding as of March 31, 2023.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Summary of Risk Factors

Risks Relating to Our Business in General

●	We face significant competition, and if we do not compete successfully against existing and new competitors, our revenue and profitability could be materially and adversely affected.

●	Our ability to grow our business may be constrained by our inability to find suitable new store locations at acceptable prices or by the expiration of our current leases.

●	We have significant cash deposits with our suppliers and landlords, which we may not be able to recover in the event of bankruptcy by our suppliers or landlords or other events beyond our control.

●	If we are unable to optimize management of our procurement and distribution activities, we may be unable to meet customer demand while increasing the burden on managing our supply chain.

●	We depend substantially on the continuing efforts of the Key Personnel, and our business and prospects may be severely disrupted if we lose their services.

●	Our retail and wholesale operations require a number of permits and licenses in order to carry on their business.

Risks Relating to Our Pharmacy Operations

●	The continued penetration of counterfeit products into the pharmaceutical market in China may damage our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

●	As a distributor of pharmaceutical and other healthcare products, we are exposed to inherent risks relating to product liability and personal injury claims.

●	We may be subject to fines and penalties if we fail to comply with the applicable PRC laws and regulations governing sales of medicines under China’s National Medical Insurance Program.

Risks Relating to Our Medical Services

●	If we do not attract and retain qualified physicians and other medical personnel, our ability to provide medical services would be adversely affected.

●	The provision of medical services is heavily regulated in the PRC and failure to comply with those regulations could result in penalties, loss of licensure, additional compliance costs or other adverse consequences.

●	As a provider of medical services, we are exposed to inherent risks relating to malpractice claims.

Risks Related to Our Herb Farming

●	Our herb farming business is subject to the volatility of prices for raw TCM herbs.

●	Unforeseen and severe weather can reduce cultivation activities and lead to a decrease in anticipated harvest.

●	We have limited control over the availability and the quality of the local farmers with whom we cooperate because we do not employ them directly.

Risks Related to Our Online Sales

●	We rely on computer software and hardware systems in managing our online sales, the capacity of which may restrict our growth and the failure of which could adversely affect our business, financial condition and results of operations.

●	If our online business fails to obtain and maintain the requisite assets, licenses, qualified personnel and approvals required under the complex regulatory environment for Internet-based businesses in China, the business prospects for such business may be materially and adversely affected.

●	The operation results of our online business fluctuates and we cannot assure our efforts for alternative vendors will result in the stable increase in revenues from online pharmacy in the coming years.

●	Our IT system may not perform as anticipated and is vulnerable to damage and interruption, which may lead to leakage of personal data of the employees of our end-users and our seconded employees.

●	Failure to comply with privacy, data protection and cyber security laws and regulations could have a materially adverse effect on our reputation, results of operations or financial condition, or have other adverse consequences.

Risks Related to Our Corporate Structure

●	If the PRC government deems that the VIE Agreements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries or other laws or regulations of the PRC, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, which may therefore materially reduce the value of our ordinary shares or cause them to become worthless.

●	Since we rely on contractual arrangements to manage and operate HJ Group and for substantially all of our revenue, the termination of such agreements will severely and detrimentally affect our continuing business viability under our current corporate structure.

●	Our current corporate structure and business operations and the market price of our ordinary shares may be affected by the newly enacted Foreign Investment Law which does not explicitly classify whether VIEs that are managed and operated through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors.

●	We rely principally on dividends paid by our consolidated operating entities to fund any cash and financing requirements we may have, and any limitation on the ability of our consolidated PRC entities to pay dividends to us could have a material adverse effect on our ability to conduct our business.

●	Certain management members of HJ Group have potential conflicts of interest with us, which may adversely affect our business and your ability for recourse.

Risks Related to Doing Business in China

●	Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business that we may be able to conduct in the PRC and accordingly on the results of our operations and financial condition.

●	We may be adversely affected by complexity, uncertainties and changes in Chinese regulation of drugstores and the practice of medicine.

●	Compliance with China’s new Data Security Law, Measures on Cybersecurity Review, Personal Information Protection Law (second draft for consultation), regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect our business.

●	Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with significant China-based operations, all of which could increase our compliance costs, subject us to additional disclosure requirements. In addition, uncertainties with respect to the PRC legal system could adversely affect us.

●	It may be difficult for U.S. regulators, such as the Department of Justice, the SEC, and other authorities, to conduct investigation or collect evidence within China.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China against us or our management based on United States or other foreign laws.

●	The advent of recent healthcare reform directives from China’s central government may increase both competition and our cost of doing business.

●	Our management will have broad discretion over the use of the proceeds we receive from our financing activities and might not apply the proceeds in ways that increase the value of your investment.

●	HJ Group is subject to restrictions on making payments to us.

●	Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax.

●	We face risks related to disease epidemics and other outbreaks.

●	Failure to comply with the U.S. Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

●	If relations between the United States and China worsen, investors may be unwilling to hold or buy our stock and our stock price may decrease.

●	Our auditor, YCM CPA Inc., is headquartered in California, and is subject to inspection by the PCAOB on a regular basis. To the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for our company become located in China, the PCAOB may not be able inspect such audit documentation and, as such, you may be deprived of the benefits of such inspection and our ordinary shares could be delisted from the stock exchange pursuant to the Holding Foreign Companies Accountable Act.

Risks Related to an Investment in Our Securities

●	The market price of our ordinary shares has fluctuated and may continue to fluctuate in the future, and we may not pay dividends on our ordinary shares.

●	Our officers and directors own a substantial portion of our outstanding ordinary shares, which will enable them to influence many significant corporate actions.

Other General Risk Factors

●	Changes in economic conditions and consumer confidence in China may influence the drugstore industry, consumer preferences and spending patterns.

●	Uncertainties with respect to the Chinese legal system could adversely affect us.

●	Techniques employed by manipulative short sellers in Chinese small-cap stocks may drive down the market price of our ordinary shares.

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

Our ability to obtain products and maintain inventory at, and to establish and maintain leases for, our pharmacies, is dependent upon our ability to post and maintain significant cash deposits with our suppliers and landlords. Many vendors in China are unwilling to ship merchandise on credit and instead require cash deposits, and landlords may require security deposits consisting of the equivalent of twelve (12) months of rent. As of March 31, 2023, we had approximately $0.14 million deposited with suppliers and approximately $1.57 million deposited with landlords for our pharmacies. If we are unable or unwilling to establish such advances and deposits, our ability to generate sales and expand our business could be adversely affected. In general, we expect the amounts required for advances and deposits to increase as we undertake our expansion plans, complete store openings and expand our business through acquisitions or otherwise. We do not generally receive interest on the deposits made to suppliers or landlords, and such deposits are subject to the risk of loss as a result of the creditworthiness or bankruptcy of the party who holds our funds, as well as the risk from any illegal acts associated with the third party, such as conversion, fraud, theft or dishonesty. If these circumstances were to arise, we could find it difficult or impossible, due to the unpredictability of legal proceedings in China, to recover all or a portion of the amount on deposit with our vendors or landlords.

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

Our future success is dependent on the continued services of Mr. Lei Liu and Ms. Li Qi (the “Key Personnel”) but we do not maintain key-man insurance. If we lose the services of either of the Key Personnel, we may not be able to locate suitable or qualified replacements, which could severely disrupt our business and prospects. Each of the Key Personnel has entered into confidentiality and non-competition agreements with us. However, if any disputes arise between us and the Key Personnel, we cannot provide assurance, in light of uncertainties associated with the PRC legal system, that any of these agreements can be enforced in China, the jurisdiction in which the Key Personnel reside and hold some of their assets. See “Risks Related to Doing Business in China - You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us or our management. ”

Our retail and wholesale operations require a number of permits and licenses in order to carry on their business.

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

Internet-based businesses in China are highly regulated by China’s central government, and numerous regulatory authorities are empowered to issue and implement regulations governing various aspects of these businesses. Our online business is operated by one of the VIEs, Jiuzhou Pharmacy, which is required to obtain and maintain certain assets relevant to its business, such as computers and other electrical equipment, as well as applicable licenses or approvals from different regulatory authorities. These assets and licenses are essential to the operation of an e-commerce business and are generally subject to annual review by the relevant governmental authorities. Furthermore, we may be required to obtain additional licenses. If we fail to obtain or maintain any of the required assets, licenses or approvals, our Internet business may be subject to various penalties, such as confiscation of income, fines, and/or the discontinuation or restriction of its operations. Any such disruption may materially and adversely affect the prospects of our online business.

The operation results of our online business fluctuates and we cannot assure our efforts for alternative vendors will result in the stable increase in revenues from online pharmacy in the coming years

Our online pharmacy sales increased by approximately $2,165,725, or 7.2% for the year ended March 31, 2023, as compared to the year ended March 31, 2022. The increase was primarily caused by an increase in sales via e-commerce platforms such as Tmall. We maintained a membership care program targeted at chronic disease customers. We have closely interacted with our members via WeChat by providing healthcare knowledge and reminding our customers to refill medicine. By implementing a personalized customer care program, we were able to promote our sales. Additionally, we increasingly cooperate with certain manufacturers to promote their products. These manufacturers reward us with lower supply prices and more ads supports.

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

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through the VIEs in the PRC, Jiuzhou Pharmacy (including its subsidiaries and controlled entities), Jiuzhou Clinic and Jiuzhou Service, in which we have no equity ownership interest and must rely on contractual arrangements to operate and manage the businesses. These contractual arrangements are not as effective in management and operations as direct ownership. For example, the VIEs may be unwilling or unable to perform its contractual obligations under our commercial agreements. Consequently, we would not be able to conduct our operations in the manner currently planned, we cannot provide assurance that the Key Personnel will act in our best interests. Under such circumstances, we may have to rely on legal remedies under Chinese law, which may not be effective in providing us any relief. In addition, the VIEs may seek to renew its agreements on terms that are disadvantageous to us. Although we have entered into a series of agreements that provide us with substantial ability to operates and manage the VIEs, we may not succeed in enforcing our rights under them insofar as our contractual rights and legal remedies under PRC law are inadequate. In addition, if we are unable to renew these agreements on favorable terms when these agreements expire or enter into similar agreements with other parties, our business may not be able to operate or expand, and our operating expenses may significantly increase.

Since we rely on contractual arrangements to manage and operate HJ Group and for substantially all of our revenue, the termination of such agreements will severely and detrimentally affect our continuing business viability under our current corporate structure.

Since we do not own equity interests of HJ Group, the termination of our contractual arrangements with them would sever our ability to continue receiving payments from them under our current holding company structure. We cannot provide assurance that there will not be any event or reason that may cause the contractual arrangements to terminate. In the event that the contractual arrangements terminate, we will lose our management over them and their business operations and, as a result, over our primary sources of revenue. This may have a severe and detrimental effect on our continuing business viability under our current corporate structure, which in turn may affect the value of your investment. Should this occur, we may seek to acquire control of HJ Group through other means, although we cannot guarantee that we will do so, nor can we guarantee that we will be successful if we do.

Because our holding company is an exempted company incorporated in the Cayman Islands with limited liability, it is classified as a foreign enterprise under PRC laws and regulations, and our wholly foreign-owned enterprises in the PRC will be foreign-invested enterprises. As a result of these contractual arrangements, we have management over and are the primary beneficiary of the consolidated VIEs and hence consolidate its financial results as the consolidated VIEs under U.S. GAAP.

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

Current PRC regulations limit foreign ownership of a pharmacy operator to forty nine percent (49%) if such operator owns interests in thirty (30) or more drugstores in China that sell a variety of branded pharmaceutical products sourced from different suppliers. Since we do not own any equity interests in Jiuzhou Pharmacy (or its subsidiary Jiuxin Medicine), but instead manage and operate it through contractual arrangements, we do not believe that the regulations limiting foreign ownership apply to us even if Jiuzhou Pharmacy or Jiuxin Medicine expands beyond thirty (30) stores. In fact, Jiuzhou Pharmacy has expended to one hundred and fourteen (114) stores as of March 31, 2023.

Similarly, PRC regulations restrict foreign ownership of medical practices in China to Sino-foreign joint ventures. Since we do not have any actual equity interest in Jiuzhou Clinic or Jiuzhou Service, but manage and operate these entities through contractual arrangements, we do not believe that such PRC regulations are applicable to us or our structure.

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

In addition, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations and the market price of our ordinary shares. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the ability to direct the activities of the consolidated VIEs or to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIEs in our consolidated financial statements, which may cause the value of our securities to materially decline. Moreover, if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our securities may decline in value or become worthless.

Our current corporate structure and business operations and the market price of our ordinary shares may be affected by the newly enacted Foreign Investment Law which does not explicitly classify whether VIEs that are managed and operated through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors.

The VIE structure has been adopted by many Chinese-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. On March 15, 2019, the National People’s Congress, China’s national legislative body (the “NPC”) approved the Foreign Investment Law, which took effect on January 1, 2020. On December 26, 2019, the PRC State Council approved the Implementation Rules of the Foreign Investment Law, which came into effect on January 1, 2020. The interpretations to these laws are still uncertain. The Foreign Investment Law does not explicitly classify whether variable interest entities that are managed and operated through contractual arrangements by foreign investors would be deemed as foreign-invested enterprises. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements being viewed as a form of foreign investment. Therefore, there can be no assurance that our management and operation over the consolidated VIEs through contractual arrangements will not be deemed as foreign investment in the future.

In accordance with the Foreign Investment Law, the State Council promulgated and approved in 2021 a list of special administrative measures for market access of foreign investments, or the Negative List. The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Negative List. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. Pursuant to the Negative List, the Company’s four business segments ((1) retail drugstores, (2) online pharmacy, (3) wholesale of products similar to those that the Company carries in its pharmacies, and (4) farming and selling herbs used for traditional Chinese medicine) do not fall within the “prohibited” category. However, since the Negative List has been adjusted and updated from time to time with little advance notice, we cannot assure you that the aforementioned business segments will continuously be beyond the “prohibited” category. If the management and operations to the consolidated VIEs through contractual arrangements are deemed as foreign investment in the future, and any business of the consolidated VIEs is “restricted” or “prohibited” from foreign investment under the “Negative List” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to manage and operate the consolidated VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation and the market price of our ordinary shares.

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

We are a holding company and rely principally on dividends paid by the consolidated PRC operating entities for cash requirements, including the funds required to service any debt we may incur, which are passed on to us through Jiuxin Management. If any of the consolidated operating entities incurs debt in its own name in the future, the instruments governing the debt may restrict dividends or other distributions on our equity interest to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements in a manner that would materially and adversely affect our ability to pay dividends and other distributions on our equity interest.

Furthermore, applicable PRC laws, rules and regulations permit payment of dividends by our consolidated PRC entities only out of their retained earnings, if any, determined in accordance with PRC accounting standards. Under PRC laws, rules and regulations, our consolidated PRC entities are required to set aside at least ten percent (10%) of their after-tax profit each year, based on PRC accounting standards, into their statutory surplus reserve funds until the accumulative amount of such reserves reaches fifty percent (50%) of their respective registered capital. Also, dividends cannot be distributed before any previous year’s loss has been offset. As a result, our consolidated PRC entities are restricted in their ability to transfer a portion of their net income to us whether in the form of dividends, loans or advances. As of March 31, 2023, our restricted reserves totaled $1,309,109 (RMB 9,513,278). Our restricted reserves are not distributable as cash dividends. Any limitation on the ability of our consolidated operating entities to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

Certain management members of HJ Group have potential conflicts of interest with us, which may adversely affect our business and your ability for recourse.

Mr. Lei Liu, our Chief Executive Officer and Chairman of our Board of Directors, is also the executive director of Jiuzhou Pharmacy, a general partner of Jiuzhou Clinic, and the supervising director of Jiuzhou Service. In addition, Mr. Liu has also lent us money out of his personal funds to help facilitate our payments of expenses in the U.S., as well as to purchase a land use right. Ms. Li Qi, a member of our Board of Directors, is the general manager of each of Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service, and a general partner of Jiuzhou Clinic. Conflicts of interests between their respective duties to our company and HJ Group may arise. As our directors and executive officers, they have a duty of loyalty and care to us under U.S. and Hong Kong law when there are any potential conflicts of interests between our company and HJ Group. We cannot provide assurance, however, that when any conflicts of interest arise, both of them will act completely in our interests or that conflicts of interests will be resolved in our favor. For example, they may determine that it is in HJ Group’s interests to sever the contractual arrangements with Jiuxin Management, irrespective of the effect such action may have on us. In addition, either one of them could violate his or her legal duties by diverting business opportunities from us to others, thereby affecting the amount of payment that HJ Group is obligated to remit to us under the Consulting Services Agreement.

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

The interpretation and application of existing Chinese laws, regulations and policies and possible new laws, regulations or policies have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, pharmaceutical businesses in China, including our business. We currently only have contractual management power over the HJ Group entities, and do not own them due to the restrictions on foreign ownership of such companies. However, changes to laws in the PRC may force us to restructure our ownership structure or our operations, which would severely disrupt our ability to conduct business and have a material adverse effect on our financial condition, results of operations and prospects.

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

Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with significant China-based operations, all of which could increase our compliance costs, subject us to additional disclosure requirements. In addition, uncertainties with respect to the PRC legal system could adversely affect us.

We conduct substantially all of our business through the consolidated VIEs in China. Our operations in China are governed by PRC laws and regulations. The consolidated VIEs are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

The recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, may lead to additional regulatory review in China over our financing and capital raising activities in the United States. In addition, we may be subject to industry-wide regulations that may be adopted by the relevant PRC authorities, which may have the effect of limiting our service offerings, restricting the scope of our operations in China, or causing the suspension or termination of our business operations in China entirely, all of which will materially and adversely affect our business, financial condition and results of operations. We may have to adjust, modify, or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost-efficient, or liability-free manner or at all.

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with China-based operating companies before their registration statements will be declared effective. On August 1, 2021, the China Securities Regulatory Commission (the “CSRC”) stated in a statement that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of Chinese companies and the recent regulatory development in China, and that both countries should strengthen communications on regulating China-related issuers. To the best knowledge of this Company, as of the date of this annual report, current Chinese laws and regulations do not forbid us from issuing securities overseas. On December 24, 2021, the CSRC published the Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Administrative Provisions”) and the Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Filing Measures”). The Draft Administrative Provisions and the Draft Filing Measures lay out requirements for filing and include unified regulation management, strengthening regulatory coordination, and cross-border regulatory cooperation. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which took effect on March 31, 2023. On the same date, the CSRC circulated Supporting Guidance Rules No. 1 through No. 5, Notes on the Trial Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and relevant CSRC Answers to Reporter Questions, or collectively, the Guidance Rules and Notice, on CSRC’s official website. The Trial Measures, together with the Guidance Rules and Notice reiterate the basic principles of the Draft Administrative Provisions and Draft Filing Measures and impose substantially the same requirements for the overseas securities offering and listing by domestic enterprises, and clarified and emphasized several aspects, which include but are not limited to: (1) criteria to determine whether an issuer will be required to go through the filing procedures under the Trial Measures; (2) exemptions from immediate filing requirements for issuers including those that have already been listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures, but these issuers shall still be subject to filing procedures if they conduct refinancing or are involved in other circumstances that require filing with the CSRC; (3) a negative list of types of issuers banned from listing or offering overseas, such as issuers whose affiliates have been recently convicted of bribery and corruption; (4) issuers’ compliance with web security, data security, and other national security laws and regulations; (5) issuers’ filing and reporting obligations, such as obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and obligation after offering or listing overseas to file with the CSRC after it completes subsequent offerings and to report to the CSRC material events including change of control or voluntary or forced delisting of the issuer; and (6) the CSRC’s authority to fine both issuers and their relevant shareholders for failure to comply with the Trial Measures, including failure to comply with filing obligations or committing fraud and misrepresentation. Specifically, pursuant to the Trial Measures, our future securities offerings in the Nasdaq Capital Market where we have currently offered and listed shall also be filed with the CSRC within 3 working days after the offering is completed. As the Trial Measures are newly issued, there remain uncertainties regarding its interpretation and implementation. Therefore, we cannot assure you that we will be able to complete the filings for our future offering and fully comply with the relevant new rules on a timely basis, if at all. In addition, we cannot guarantee that we will not be subject to tightened regulatory review and we could be exposed to government interference in China.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

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

HJ Group is subject to restrictions on making payments to us.

We rely substantially on our contractual arrangements with HJ Group for our revenue. The Chinese government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of China. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. Furthermore, if these companies incur debt on their own in the future, the instruments governing the debt may restrict their ability to make payments. If we are unable to receive all of the revenues from our operations through these contractual arrangements, we may be unable to pay dividends on our ordinary shares.

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

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

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

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, thus reducing the time period before the securities of such foreign companies may be prohibited from trading or delisted. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was signed into law, which officially reduce the number of years that the auditor is not subject to inspection to two consecutive years.

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

On December 2, 2021, the SEC issued amendments to finalize the interim final rules previously adopted in March 2021, and established procedures to identify issuers and prohibit the trading of the securities of certain registrants as required by the HFCAA.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC (the “Statement of Protocol”), which is intended to enable the PCAOB to inspect and investigate completely registered public accounting firms in mainland China and Hong Kong. According to a statement released by the PCAOB, the Statement of Protocol (i) provides the PCAOB with sole discretion to select the firms, audit engagements and potential violations it inspects and investigates without consultation with, nor input from, Chinese authorities, (ii) puts procedures in place for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed and (iii) provides the PCAOB with direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates. While the Chairs of both the PCAOB and the SEC made statements supporting the Statement of Protocol, both emphasized that this is only the first step in the process. As such, uncertainties remain regarding how the Statement of Protocol will be implemented and how it will impact China-based issuers and there is no assurance that the PCAOB will be able to execute, in a timely manner, its future inspections and investigations in a manner that satisfies the Statement of Protocol. While the Statement of Protocol may lead to resolution of the previously identified issues, there can be no assurance that this will be the case.

On December 15, 2022, the PCAOB issued a new Determination Report which: (1) vacated the December 16, 2021 Determination Report; and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. The December 15, 2022 Determination Report cautions, however, that authorities in the PRC might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination.

While the HFCAA is not currently applicable to the Company because the Company’s current auditors are subject to PCAOB review, if this changes in the future for any reason, the Company may be subject to the HFCAA. The implications of this regulation if the Company were to become subject to it are uncertain. Such uncertainty could cause the market price of our ordinary shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on Nasdaq earlier than would be required by the HFCAA. If our ordinary shares is unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase the ordinary shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares.

Our auditor, the independent registered public accounting firm that issues the audit report for the year ended March 31, 2023 included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Irvine, California and has been inspected by the PCAOB in March 2023. In the event that, in the future, either there is any regulatory change or step taken by PRC regulators that does not permit YCM CPA Inc. to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the determinations so that our PRC operating entities will be subject to the HFCAA, as the same may be amended, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including “over-the-counter” trading, may be prohibited, under the HFCAA. The recent developments would add uncertainties to our listing and we cannot assure you whether Nasdaq Capital Market or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit.

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

As an illustration of such volatility, the closing price of our ordinary shares during the fifty two (52) weeks preceding the date of this report ranged from a low of $1.58 to a high of $7.46. In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our stock.

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

ITEM 4. INFORMATION ON THE COMPANY.

A. HISTORY AND DEVELOPMENT OF THE COMPANY.

Overview

We are a retailer and distributor of pharmaceutical and other healthcare products typically found in retail pharmacies in the People’s Republic of China (“PRC” or “China”). Prior to acquiring Zhejiang Jiuxin Medicine Co., Ltd. (“Jiuxin Medicine”) in August 2011 (see “Our Corporate History and Structure - HJ Group” below), we were primarily a retail pharmacy operator. As of March 31, 2023, we have one hundred and fourteen (114) store locations under the store brand “Jiuzhou Grand Pharmacy” in Hangzhou city. We acquired four single drugstores in fiscal 2021. After the acquisition, we liquidated them and then opened four new stores with the four licenses of local government medical insurance reimbursement program. On the other side, we have been concentrating on new stores within Hangzhou metropolitan area and opened three stores in the fiscal year 2023. As China has been successfully controlling the spread of COVID-19, and the recurrences of the pandemic have not materially affected our business, the negative impacts are limited.

We currently operate in four business segments in China: (1) retail drugstores, (2) online pharmacy, (3) wholesale business selling products similar to those we carry in our pharmacies, and (4) farming and selling herbs used for traditional Chinese medicine (“TCM”). All of the above business are performed in China with no international sales.

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

We operate our pharmacies (including the medical clinics) through the following companies in China that we manage through contractual arrangements (refer to “Contractual Arrangements with HJ Group and the Key Personnel” below in this report regarding the details of contractual arrangements:

●	Hangzhou Jiuzhou Grand Pharmacy Chain Co., Ltd. (“Jiuzhou Pharmacy”), which we manage contractually, operates our “Jiuzhou Grand Pharmacy” stores;

●	Hangzhou Jiuzhou Clinic of Integrated Traditional and Western Medicine (General Partnership) (“Jiuzhou Clinic”), which we manage contractually, operates one (1) of our three (3) medical clinics; and

●	Hangzhou Jiuzhou Medical & Public Health Service Co., Ltd. (“Jiuzhou Service”), which we manage contractually, operates our other medical clinics.

We also offer OTC drugs and nutritional supplements for sale through a website (www.dada360.com) operated by Jiuzhou Pharmacy. For the fiscal year ended March 31, 2023, retail revenue, including pharmacies, medical clinics accounted for approximately 56.0% of our total revenue, while online pharmacy revenue accounted for 21.8% of our total revenue.

Since August 2011, we have operated a wholesale business through Jiuxin Medicine, distributing third-party pharmaceutical products (similar to those carried by our pharmacies) primarily to trading companies throughout China. Jiuxin Medicine is wholly owned by Jiuzhou Pharmacy. For the fiscal year March 31, 2023, wholesale revenue accounted for approximately 22.2% of our total revenue.

We also have a herb farming business cultivating and wholesaling herbs used for TCM. This business is conducted through Hangzhou Qianhong Agriculture Development Co., Ltd. (“Qianhong Agriculture”), a wholly-owned subsidiary. During the fiscal year ended March 31, 2023, our herb farming business generated approximately 0% of our retail revenue.

Throughout this report, we will sometimes refer to Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service, as well as the subsidiaries of Jiuzhou Pharmacy, collectively as “HJ Group.”

Corporate History

Information relating to our corporate history is incorporated by reference from our annual report on Form 20-F for the fiscal year March 31, 2022 filed with the SEC on July 28, 2022 (“2022 Annual Report”) under the caption “Corporate History.”

Contractual Arrangements with HJ Group and the Key Personnel

Information relating to the contractual arrangements with HJ Group and the Key Personnel is incorporated by reference from our 2022 Annual Report under the caption “Contractual Arrangements with HJ Group and the Key Personnel.”

Corporate Information

Our principal executive office is located at 6th Floor, Hai Wai Hai Tongxin Mansion, Gong Shu District, Hangzhou City, Zhejiang Province, and China. Our main telephone number is +86-571-88219579. Our website is www.jiuzhou360.com. We routinely post important information on our website. The information contained on our website is not a part of this annual report.

Our transfer agent is American Stock Transfer & Trust Company, LLC, whose address is 6201, 15th Avenue, Brooklyn, 11219, and whose telephone number is (718) 921-8206.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

B. BUSINESS OVERVIEW.

Pharmacies

As of March 31, 2023, we currently have one hundred and fourteen (114) pharmacies throughout Hangzhou, the provincial capital of Zhejiang and neighborhood cities. Pharmacy sales accounted for approximately 96.5% of our retail revenue, and 54.1% of our total revenue, for the fiscal year ended March 31, 2023. We offer primarily third-party products at our pharmacies, including:

●	Approximately 1,500 prescription drugs (322 of which require a physician’s prescription and the remainder requiring customer personal information registration only), sales of which accounted for approximately 32.6% of our retail revenue for the fiscal year ended March 31, 2023;

●	Approximately 1,731 OTC drugs, sales of which accounted for approximately 38.8% of our retail revenue for the fiscal year ended March 31, 2023;

●	Approximately 910 nutritional supplements, including a variety of healthcare supplements, vitamin, mineral and dietary products, sales of which accounted for approximately 10.5% of our retail revenue for the fiscal year ended March 31, 2023;

●	TCM, including drinkable herbal remedies and pre-packaged herbal mixtures for making soup, sales of which accounted for approximately 11.7% of our retail revenue for the fiscal year ended March 31, 2023;

●	Sundry products (i.e., personal care products such as skin care, hair care and beauty products, convenience products such as soft drinks, packaged snacks, and other consumable, cleaning agents, stationeries, and seasonal and promotional items tailored to local consumer demand for convenience and quality), sales of which accounted for approximately 1.3% of our retail revenue for the fiscal year ended March 31, 2023; and

●	Medical devices (i.e., family planning and birth control products, early pregnancy test products, portable electronic diagnostic apparatus, rehabilitation equipment, and surgical tools such as hemostats, needle forceps and surgical scissors), sales of which accounted for approximately 5.1% of our retail revenue for the fiscal year ended March 31, 2023.

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

All of our one hundred and fourteen (114) of our drugstores are located in Hangzhou city.

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

To ensure quality and personal attention for patients, we employ only licensed doctors and certified nurses and technicians. Patient treatment at our five (5) Jiuzhou Clinics and Jiuzhou Service, follow nationally established clinical practice guidelines from China’s Ministry of Health. We currently have fifty-eight (58) physicians and thirty (30) clinic staff. In-store consultations and examinations by our physicians are provided free-of-charge to ensure that customers are being prescribed and taking the appropriate medication for their ailments, and to afford customers convenience.

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

Online sales accounted for approximately 21.8% of our total revenue, for the fiscal year ended March 31, 2023. Online sales accounted for approximately 18.4% of our total revenue, for the fiscal year ended March 31, 2022. Online sales accounted for approximately 16.8% of our total revenue, for the fiscal year ended March 31, 2021.

Wholesale

Since acquiring Jiuxin Medicine in August 2011, we have been distributing third-party products primarily to drug distributors throughout China, including:

●	Approximately 1,615 prescription drugs, the sales of which accounted for approximately 65.4% of our wholesale revenue for the fiscal year ended March 31, 2023 as compared to approximately 1,698 prescription drugs, the sales of which accounted for approximately 82.3% of our wholesale revenue for the fiscal year ended March 31, 2022;

●	Approximately 1,886 OTC drugs, the sales of which accounted for approximately 31.1% of our wholesale revenue for the fiscal year ended March 31, 2023 as compared to approximately 1,870 OTC drugs, the sales of which accounted for approximately 15.8% of our wholesale revenue for the fiscal year ended March 31, 2022;

●	Approximately 813 nutritional supplements, the sales of which accounted for approximately 0.9% of our wholesale revenue for the fiscal year ended March 31, 2023 as compared to approximately 346 nutritional supplements, the sales of which accounted for approximately 0.8% of our wholesale revenue for the fiscal year ended March 31, 2022;

●	TCM products, the sales of which accounted for approximately 1.4% of our wholesale revenue for the fiscal year ended March 31, 2023;

●	Sundry products, the sales of which accounted for approximately 0.2% of our wholesale revenue for the fiscal year ended March 31, 2023; and

●	Medical devices, the sales of which accounted for approximately 1.0% of our wholesale revenue for the fiscal year ended March 31, 2023.

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

Since we have not harvested any ginkgo trees, herb farming revenue accounted for no revenue for the fiscal years ended March 31, 2023 and 2022.

Our Customers

Retail Customers

For the fiscal year ended March 31, 2023, our pharmacies collectively served an average of 19,048 customers per day. We periodically conduct qualitative customer surveys to help us build a stronger understanding of our market position and our customers’ purchasing habits.

Pharmacy customers pay by cash, debit or credit cards, mobile devices or medical insurance cards under Hangzhou and Zhejiang’s medical insurance programs. During the fiscal year ended March 31, 2023, approximately 4% of our pharmacy revenue came from cash sales, 41% from Hangzhou’s and Zhejiang’s medical insurance cards (where most of our pharmacies are located), and 55% from debit and credit cards, Alipay and other charge cards.

We maintain strict cash control procedures at our pharmacies. Our integrated information management system records the details of each sale, which we control from our headquarters. Depending on each location’s sales activities, cash may be deposited daily or several times per week in designated bank accounts.

For sales made to eligible participants in the national medical insurance program, we generally obtain payments from the relevant government social security bureaus on a monthly basis. See “Relevant PRC Regulations - Reimbursement under the National Medical Insurance Program.” According to relevant regulations, a drugstore usually needs to operate for at least one (1) year before it can apply to be licensed to accept Hangzhou’s medical insurance cards. As of the date of this report, one hundred and ten (110) of our one hundred and fourteen (114) “Jiuzhou Grand Pharmacy” stores are licensed to accept medical insurance cards. Those of our stores that accept medical insurance cards are designated as such by clear signage on their storefront windows.

Online Sales Customers

Our online customers consist primarily of consumers between the ages of 20 and 40. While our website is accessible throughout China, approximately thirty percent (30%) of our online sales during the fiscal year ended March 31, 2023, were from Zhejiang and neighboring Jiangsu and Shanghai.

Wholesale Customers

Our wholesale customers are primarily third-party trading companies that purchase from us to resell to pharmacies throughout China. We also supply some hospitals and pharmacies, although they collectively make up less than 10.0% of our wholesale customers currently.

Herb Farming Customers

Our farming customers primarily include local herb vendors. For the fiscal year ended March, 31, 2023, we had not harvested or sold any herbs.

Marketing and Promotion

Information relating to our marketing and promotion activities is incorporated by reference from our 2022 Annual Report under the caption “Marketing and Promotion.” The updates relating to our marketing and promotion during the fiscal year of 2023 is as follows:

For the fiscal year ended March 31, 2023, approximately 37.0% of our customers used their rewards cards to make purchases.

Logistics

Information relating to our logistics is incorporated by reference from our 2022 Annual Report under the caption “Logistics.”

Suppliers

We currently source retail products from approximately 23 suppliers, including trading companies and direct manufacturers. We source wholesale products from approximately 406 suppliers, including many of those that provide our retail products. For the fiscal year ended March 31, 2023, one supplier, HuaDong Pharmaceutical Co., Ltd. accounted for more than fifteen point eight percent (15.8%) of our total purchases. The suppliers are neither related to nor affiliated with us. For the fiscal year ended March 31, 2022, one supplier, Zhejiang Yingte Electronic Commerce Co., LTD. accounted for more than twenty-one point four percent (21.4%) of our total purchases. The suppliers are neither related to nor affiliated with us.

We believe that competitive sources are readily available for substantially all of the products we require for our retail and wholesale businesses. As such, we believe that we can change suppliers without any material interruption to our business. To date, we have not experienced any significant difficulty in sourcing our suppliers.

Quality Control

Information relating to our quality control is incorporated by reference from our 2022 Annual Report under the caption “Quality Control.”

Competition

Information relating to the competition we face is incorporated by reference from our 2022 Annual Report under the caption “Competition.”

Intellectual Property

Information relating to the our intellectual property is incorporated by reference from our 2022 Annual Report under the caption “Intellectual Property.”

Employees

As of March 31, 2023, we had 938 employees combined in our retail and wholesale operations, consisting of 885 full-time and 53 part-time employees. The number of employees for each area of operations, and such employees as a percentage of our total workforce, are as follows:

	As of March 31, 2023
	Employees	Percentage
Non-pharmacist store staff	431	45.9%
Pharmacists	306	32.7%
Management - non-pharmacists	27	2.9%
Physicians	58	6.2%
Non-physician clinic staff	30	3.2%
Wholesale - non-warehouse	34	3.6%
Online pharmacy - technicians	2	0.2%
Online pharmacy - non-technicians	50	5.3%
Total	938	100.00%

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

Relevant PRC Regulations

Information relating to the relevant PRC Regulations is incorporated by reference from our 2022 Annual Report under the caption “Relevant PRC Regulations.” Please also refer to the above Risk Factor sections “Risks Related to Our Corporate Structure” and “Risks Related to Doing Business in China”.

Dividend Distribution

As of March 31, 2023 the accumulated balance of our statutory reserve funds reserves amounted to $1.31 million, and the accumulated losses of our consolidated PRC entities amounted to $37.57 million.

Environmental Matters

Information relating to the environmental matters is incorporated by reference from our 2022 Annual Report under the caption “Environmental Matters.”

C. ORGANIZATIONAL STRUCTURE

The following diagram illustrates our current corporate structure as of June 15, 2023:

The table below summarizes the status of the registered capital of our PRC subsidiaries and controlled companies as of the date of this report:

Entity Name	Entity Type	Registered Capital	Registered Capital Paid	Due Date for Unpaid Registered Capital
Jiutong Medical	Subsidiary	USD 2,600,000	USD 2,600,000	N/A
Jiuzhou Clinic	VIE	N/A	N/A	N/A
Jiuzhou Pharmacy	VIE	USD 733,500	USD 733,500	N/A
Jiuzhou Service	VIE	USD 73,350	USD 73,350	N/A
Jiuxin Management	Subsidiary	USD 24,500,000	USD 23,500,000	N/A
Jiuxin Medicine	VIE	USD 1,564,000	USD 1,564,000	N/A
Qianhong Agriculture	Subsidiary	USD 1,497,000	USD 1,497,000	N/A
Shouantang Technology	Subsidiary	USD 11,000,000	USD 11,000,000	N/A
Shouantang Bio	Subsidiary	USD 162,900	USD 162,900	N/A
Jiuyi Technology	Subsidiary	USD 5,000,000	USD 2,500,000	September 25, 2026
Linjia Medical	VIE	USD 2,979,460	USD 1,489,730	N/A
Hongtong Service	VIE	USD 14,615	USD 0	N/A
Jiuzhen Health	VIE	USD 14,615	USD 14,615	N/A
Shouantang Clinic	VIE	USD 14,615	USD 14,615	N/A

The following is the tabular form condensed consolidating schedule depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entity, and any consolidation adjustments separately - as of and for the years ending March 31, 2023, 2022 and 2021.

Consolidating Statements of Income Information

	Year Ended March 31, 2023
	PARENT	SUBSIDIARIES	VIE	Eliminations	Consolidated
Revenue	$-	$-	$235,936,050	$(87,124,074)	$148,811,976
Cost of revenue	-	(1,739)	201,729,210	(87,195,959)	114,531,512
Gross profit	-	1,739	34,206,840	71,885	34,280,464
Operating Expenses	10,534,233	4,200,530	40,798,397	(327,313)	55,205,847
Loss from operations	(10,534,233)	(4,198,791)	(6,591,557)	399,198	(20,925,383)
Other income, net	(647)	(2,261,118)	2,442,912	-	181,147
Provision for income tax	-	-	394,541	-	394,541
Net loss	$(10,534,880)	(6,459,909)	(4,543,186)	399,198	(21,138,777)

	Year Ended March 31, 2022
	PARENT	SUBSIDIARIES	VIE	Eliminations	Consolidated
Revenue	$-	$181,179	$244,933,524	$(80,722,148)	$164,392,555
Cost of revenue	-	182,732	208,169,174	(80,478,391)	127,873,515
Gross profit	-	(1,553)	36,764,350	(243,757)	36,519,040
Operating Expenses	43,042	1,479,243	37,583,788	106,857	39,212,930
Loss from operations	(43,042)	(1,480,796)	(819,438)	(350,614)	(2,693,890)
Other income, net	(258)	(21,931)	617,439	-	595,250
Provision for income tax	-	247	1,099,479	-	1,099,726
Net loss	$(43,300)	(1,502,974)	(1,301,478)	(350,614)	(3,198,366)

	Year Ended March 31, 2021
	PARENT	SUBSIDIARIES	VIE	Eliminations	Consolidated
Revenue	$-	$1,693,950	$206,173,492	$(74,732,809)	$133,134,633
Cost of revenue	-	1,250,742	177,441,192	(74,801,110)	103,890,824
Gross profit	-	443,208	28,732,300	68,301	29,243,809
Operating Expenses	3,941,600	2,724,339	31,569,482	(154,372)	38,081,049
Loss from operations	(3,941,600)	(2,281,131)	(2,837,182)	222,673	(8,837,240)
Other income, net	64,090	(646,415)	467,923	607,702	493,300
Provision for income tax	-	-	31,638	-	31,638
Net loss	$(3,877,510)	$(2,927,546)	(2,400,897)	$830,375	$(8,375,578)

Consolidating Balance Sheets Information

	Year Ended March 31, 2023
	PARENT	SUBSIDIARIES	VIE	Elimination	Consolidated
Total assets	$11,820	$49,799,950	$77,392,401	$(36,233,569)	$90,970,602
Total liabilities	(55,763,210)	24,027,715	94,103,563	11,935,382	74,303,450
Current assets	11,820	4,296,911	63,064,155	(2,890,096)	64,482,790
Current liabilities	(55,763,210)	24,027,715	94,103,563	4,167,166	66,535,234
Working capital	55,775,030	(19,730,804)	(31,039,408)	(7,057,262)	(2,052,444)
Accumulated deficit	(27,671,335)	(16,095,498)	(22,993,830)	(2,512,355)	(69,273,018)
Total equity	55,775,030	25,772,235	(16,711,162)	(48,168,951)	16,667,152

	Year Ended March 31, 2022
	PARENT	SUBSIDIARIES	VIE	Elimination	Consolidated
Total assets	$46,700	$55,796,336	$90,528,406	$(39,987,233)	$106,384,209
Total liabilities	(48,578,210)	17,576,098	107,864,555	6,782,980	83,645,423
Current assets	46,700	12,676,793	71,423,189	(8,694,788)	75,451,894
Current liabilities	(48,578,210)	17,576,098	107,864,555	(2,414,047)	74,448,396
Working capital	48,624,910	(4,899,305)	(36,441,366)	(6,280,741)	1,003,498
Accumulated deficit	(17,136,455)	(5,669,391)	(24,496,890)	(831,757)	(48,134,493)
Total equity	48,624,910	38,220,238	(17,336,149)	(46,770,213)	22,738,786

	Year Ended March 31, 2021
	PARENT	SUBSIDIARIES	VIE	Elimination	Consolidated
Total assets	$-	$57,976,479	$82,863,681	$(34,529,529)	$106,310,631
Total liabilities	(48,668,211)	19,712,130	98,304,131	12,560,236	81,908,286
Current assets	-	14,880,358	61,824,239	(4,470,354)	72,234,243
Current liabilities	(48,668,211)	19,712,130	96,411,862	(2,557,847)	64,897,934
Working capital	48,668,211	(4,831,772)	(34,587,623)	(1,912,507)	7,336,309
Accumulated deficit	(17,093,153)	(4,525,944)	(21,987,871)	(1,335,406)	(44,942,374)
Total equity	48,668,211	38,264,349	(15,440,450)	(47,089,765)	24,402,345

Consolidating Cash Flows Information

	Year Ended March 31, 2023
	PARENT	SUBSIDIARIES	VIE	Elimination	Consolidated
Net cash (used in)/provided by operating activities	$(7,359,880)	$(1,882,172)	$3,892,614	$2,065,925	$(3,283,513)
Net cash used in investing activities	-	-	(311,719)	(4,378)	(316,097)
Net cash (used in)/provided by financing activities	7,325,000	(1,320,030)	(3,223,285)	(415,529)	2,366,156
Effect of exchange rate on cash and cash equivalents	-	(948,967)	59,506	(1,646,017)	(2,535,478)
Net increase in cash and cash equivalents	(34,880)	(4,151,169)	417,117	-	(3,768,932)

	Year Ended March 31, 2022
	PARENT	SUBSIDIARIES	VIE	Elimination	Consolidated
Net cash (used in)/provided by operating activities	$(43,300)	$3,283,202	$(10,638,849)	$2,012,974	$(5,385,973)
Net cash used in investing activities	-	(63,291)	(242,847)	-	(306,138)
Net cash (used in)/provided by financing activities	90,000	(6,256,428)	12,810,723	(1,807,397)	4,836,898
Effect of exchange rate on cash and cash equivalents	-	1,499,349	228,373	(205,577)	1,522,146
Net increase in cash and cash equivalents	46,700	(1,537,168)	2,157,401	-	666,933

	Year Ended March 31, 2021
	PARENT	SUBSIDIARIES	VIE	Elimination	Consolidated
Net cash (used in)/provided by operating activities	$(9,364,000)	$2,197,717	$6,164,131	$939,860	$(62,292)
Net cash used in investing activities	-	(297,265)	(2,355,805)	654,745	(1,998,325)
Net cash (used in)/provided by financing activities	9,364,600	(346,960)	(3,241,948)	(2,695,839)	3,079,853
Effect of exchange rate on cash and cash equivalents	-	1,597,554	(27,986)	1,101,234	2,670,802
Net increase in cash and cash equivalents	-	3,151,646	538,392	-	3,690,038

D. PROPERTY, PLANTS AND EQUIPMENT

We are headquartered in Hangzhou, China. We own three properties. Additionally, our current leased properties are as follows:

Description	Location	Size (square meters)	Lease expiration date
Principal executive office	Hai Wai Hai Tongxin Mansion Floor 5&6 Gong Shu District, Hangzhou City Zhejiang Province, China	4,000	June 27, 2023

Pharmacies (1)	Various locations in Hangzhou, Zhejiang Province, China	Range from 79 to 1,713	July 2022 to October 2033

Farmland for herb cultivation (2)	Qianhong Township, Hangzhou, Zhejiang Province, China	196,677	February 1, 2040

Land (2)	Lin’An District, Hangzhou, Zhejiang Province, China	18,616	February 1, 2040

(1)	As of the date of this report, we maintain operating leases in connection with our 114 pharmacies. See Note 11, “Long Term Deposits”. The leases do not contain any material escalating lease payments or contingent rental payment terms. We must negotiate with the landlords for an extension of the current leases or enter into new leases upon their termination, upon which our landlords may request a rent increase. Under applicable PRC law, we have priority over other potential lessees with respect to the leased store space on the same terms. We also do not expect any significant difficulties in renewing the existing leases upon their expiration, where desired. Our community stores are normally relatively small in size and the fixtures inside such stores are easily movable. As a result, we do not expect our drugstore operations to be materially and adversely affected by any failure to renew current leases or enter into new leases.
(2)	We lease the land from the People’s Government of Qianhong Village under a 30-year lease entered in February 2010. The rent for the land was prepaid in full in May 2010. See Note 12, “Other Noncurrent Assets,” and Note 14, “Intangible Assets,” to the Financial Statements.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS.

The following discussion and analysis of our results of operations and financial condition for the fiscal years ended March 31, 2023, 2022 and 2021 should be read in conjunction with our financial statements and the notes to those financial statements that are included elsewhere in this report. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under the “Risk Factors,” “Cautionary Notice Regarding Forward-Looking Statements” and “Description of Business” sections and elsewhere in this report. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” “predict” and similar expressions to identify forward-looking statements. Although we believe the expectations expressed in these forward-looking statements are based on reasonable assumptions within the bound of our knowledge of our business, our actual results could differ materially from those discussed in these statements. Factors that could contribute to such differences include, but are not limited to, those discussed in the “Risk Factors” section of this report. We undertake no obligation to update publicly any forward-looking statements for any reason even if new information becomes available or other events occur in the future other than in compliance with the SEC rules and regulations.

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

Our drugstores offer customers a wide variety of pharmaceutical products, including prescription and over-the-counter (“OTC”) drugs, nutritional supplements, TCM, personal and family care products, medical devices, and convenience products, including consumable, seasonal, and promotional items. Additionally, we have licensed doctors of both western medicine and TCM on site for consultation, examination and treatment of common ailments at scheduled hours. During the year ended March 31, 2021, the Company sold its Lin’An Jiuzhou Pharmacy Co., Ltd (“Lin’An Jiuzhou”), which runs ten stores in Linan City, to local investors for a total proceeds of $. On the other side, we have been concentrating on new stores within Hangzhou metropolitan area. As of March 31, 2023, we had 114 pharmacies in Hangzhou city under the store brand of “Jiuzhou Grand Pharmacy”.

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

We operate a wholesale business through Jiuxin Medicine distributing third-party pharmaceutical products (similar to those carried by our pharmacies) primarily to trading companies and other local drugstores in China. We also farm certain herbs used in TCM but have not made sales in the year ended March 31, 2023.

Amidst COVID-19 outbreak, we experienced a decline in the number of customer visits. To avoid face-to-face contact, customers tend to shop online. In order to keep pace with customers’ change in their ways of shopping, we strengthened our O2O service team, which takes orders online, i.e. via mobile phone app, and delivers products to local community from our stores. The spread of the disease has been effectively controlled in China and the number of the new daily cases has become limited. People now work and live as normal. As a result, we believe the negative impacts on our operations are temporary. However, the impact of COVID-19 on our operations depends on its future developments, which are highly uncertain and cannot be predicted. Major factors include the duration of the outbreak, new information concerning the severity of the coronavirus, and actions to contain coronavirus or minimize its harm, among others.

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

In the year ended March 31, 2023 and 2022, we evaluated the use rights of the forest land, which is currently used to cultivate Ginkgo trees. The forest rights certificate from the local village extends the life of the lease to January 31, 2060. Based on the evaluation of the forest land use rights, the Company recorded an impairment of $0 and $148,795.

Results of Operations

Comparison of years ended March 31, 2023, 2022 and 2021

The following table summarizes our results of operations for the years ended March 31, 2023, 2022 and 2021:

	Years ended December 31,
	2023		2022		2021
	Amount	Percentage of total revenue	Amount	Percentage of total revenue	Amount	Percentage of total revenue
Revenue	$148,811,976	100.0%	$164,392,555	100.0%	$133,134,633	100.0%
Cost of goods sold	$114,531,512	77.0%	127,873,515	77.8%	103,890,824	78.0%
Gross profit	$34,280,464	23.0%	$36,519,040	22.2%	$29,243,809	22.0%
Selling expenses	$29,177,163	19.6%	$30,876,959	18.8%	$26,954,914	20.2%
General and administrative expenses	$15,668,684	10.5%	$8,187,176	5.0%	$6,956,029	5.2%
Stock based compensation	$10,360,000	7.0%	$-	0%	$3,941,600	3.0%
Impairment of long-lived assets	$-	0%	$148,795	0.1%	$228,506	0.2%
Loss from operations	$(20,925,383)	(14.1)%	$(2,693,890)	(1.6)%	$(8,837,240)	(6.6)%
Other Expense, net	$181,147	0.1%	$595,250	0.4%	$429,210	0.3%
Change in fair value of derivative liability	$-	0.0%	$-	0.0%	$64,090	0.0%
Income tax expense	$394,541	0.3%	$1,099,726	0.7%	$31,638	0.0%
Net loss	$(21,138,777)	(14.2)%	$(3,198,366)	(1.9)%	$(8,375,578)	(6.3)%

Revenue by Segment

Comparison of years ended March 31, 2023 and 2022

The following table breaks down the revenue for our four business segments for the years ended March 31, 2023 and 2022:

	For the years ended March 31,
	2023		2022
	Amount	% of total revenue	Amount	% of total revenue	Variance by amount	% of change
Revenue from retail drugstores	$83,351,768	56.0%	$84,228,492	51.2%	$(876,724)	(1.0)%
Revenue from online sales	32,385,089	21.8%	30,219,364	18.4%	2,165,725	7.2%
Revenue from wholesale business	33,075,119	22.2%	49,944,699	30.4%	(16,869,580)	(33.8)%
Revenue from farming business	-	-%	-	-%	-	-%
Total revenue	$148,811,976	100.0%	$164,392,555	100.0%	$(15,580,579)	(9.5)%

Retail drugstores sales, which accounted for approximately 56.0% of total revenue for the year ended March 31, 2023, decreased by $876,724 or 1.0% compared to the year ended March 31, 2022, to $83,351,768. Same-store sales decreased by approximately $1,569,549, or 1.9%, while new stores contributed approximately $692,824 in revenue in the year ended March 31, 2023.However, after removing the impact of exchange rate fluctuation, the actual retail drugstores sales increased 5.6%.

The actual increase in our retail drugstore sales is primarily due to continuous efforts in promoting non-NHSA covered products, close cooperation with major suppliers, and contribution from the new store sales.

Due to stricter budget control on medical reimbursement program from local National Healthcare Security Administration (“NHSA”) and competitive market condition, we spent significant efforts in selecting and replacing our merchandises at stores. To minimize the effect from local NHSA’s budget control, we expand the categories of our merchandises. As a result, we were able to depend less on the medical reimbursement program and increase our cash sales.

In addition, to fight against our competitors, we have been closely working with our suppliers to conduct a series of market promotions in local communities. As a major player in local retail pharmaceutical market, our stores are densely located in major communities in Hangzhou City. As a prime local sales network, we were able to attract large pharmaceutical manufacturers to support us in performing a series of sale campaigns, in which large manufacturers provide ads, prices cutback and specialist support. As a result, our sales were able to increase slightly although NHSA tightened its budget.

Our new stores have also contributed additional sales. Our store count is 111 at March 31, 2022 and 114 at March 31, 2023.

Our online pharmacy sales increased by approximately $2,165,725, or 7.2% for the year ended March 31, 2023, as compared to the year ended March 31, 2022. The increase was primarily caused by an increase in sales via e-commerce platforms such as Tmall. We maintained a membership care program targeted at chronic disease customers. We have closely interacted with our members via WeChat by providing healthcare knowledge and reminding our customers to refill medicine. By implementing a personalized customer care program, we were able to promote our sales. Additionally, we increasingly cooperate with certain manufacturers to promote their products such as Dendrobium Candidum. These manufacturers reward us with lower supply prices and more advertising supports. As a result, we are able to better promote our sales.

Prescription drugs used to be prohibited from sales online due to safety concern. However, because the nation has lifted the ban order, online prescription drug sales become popular. As a result, the sale of prescription drugs was $10,606,244 in the year ended March 31, 2023 as compared to $10,331,652 in the year ended March 31, 2022.

Wholesale revenue decreased by $16,869,580 or 33.8%. Hospitals are still the dominant drug distributors in China. Local hospitals usually have strong ties with their existing suppliers and we have not been able to make significant progress in becoming a major supplier to local hospitals. As a relatively small wholesale distributor in pharmaceutical products, our sales are subject to significant variance. Wholesale business usually carries low gross profit margin. However, we incurred labor, logistic and tax cost for our wholesale business. As a result, to keep reasonable profitability, we abandoned certain wholesales at low gross profit margin in the year ended March 31, 2023. As a result, the wholesale revenue declined.

In the year ended March 31, 2023 and 2022, we have not harvested and generated revenue from our farming business. We planted ginkgo trees during the year ended March 31, 2013. A ginkgo tree may have a growth period of up to twenty years before it is mature enough for harvest. Usually, the longer it grows the more valuable it becomes. We plan to continue cultivating the trees in order to maximize their market value in the future.

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

Our new stores have also contributed additional sales. Our store count is 109 at March 31, 2021 and 111 at March 31, 2022. In January 2021, we sold Lin’An Jiuzhou Pharmacy which had ten stores. In the nine months ended December 31, 2020, the sale from Lin’An Jiuzhou Pharmacy was approximately $1,721,606.

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

Wholesale revenue increased by $15,394,960 or 44.6%. Our suppliers demanded significantly more purchase from us based on our contracts, so that they can give us purchase discounts.. As a result, we lowed our sales prices to local vendors. By lowing the sales prices, we were able to increase our sales significantly. However, hospitals are still the dominant drug retailers in China. Local hospitals usually have strong ties with their existing suppliers and we have not been able to make significant progress in becoming a major supplier to local hospitals.

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

Gross Profit

The average gross margins for each of our four business segments for the years ended March 31, 2023, 2022 and 2021 are as follows:

	Year ended March 31,
	2023	2022	2021
Average gross margin for retail drugstores	32.2%	32.0%	30.2%
Average gross margin for online sales	12.0%	11.9%	10.4%
Average gross margin for wholesale business	10.9%	12.0%	11.3%
Average gross margin for farming business	N/A	N/A	N/A

Comparison of years ended March 31, 2023 and 2022

Gross profit decreased by $2,238,576 or 6.1% period over period primarily as a result of a decrease in gross profit provided by wholesale business, which decreased significantly in the year ended March 31, 2023. At the same time, gross margin increased from 22.2% to 23.0% due to higher retail drugstores profit margins.

Retail gross margins increased slightly primarily reflecting our stable and balanced operation. As described in detail below, in order to increase the gross margin of our store sales, we have introduced certain popular products with high profit margin and lowered the sale percentile of DTC (Direct-to-Customer) products. However, extremely high profit margin products may hinder certain customers. As a matter of fact, certain popular brand products usually do not carry high profit margin but are crucial to retain customers. In other words, extremely high profit margin may have negative effect on overall sales volume. As a result, we try to balance our sales profit margin and sales volume.

Gross margin of online pharmacy sales increased only slightly primarily due to the competitive market. Although we have spent significant efforts in promoting our profit margin, due to the competitive market, we have to keep competitive prices as online customers are very sensitive to prices, which are easily comparable among different website vendors. We do not expect significant increase in gross margin our online sales.

Wholesale gross margin decreased primarily due to various products with different profit margin we carried and sold to certain pharmaceutical vendors. Although we have attempted to market our products to major local hospitals and other pharmacies, we have not been able to make significant progress. Until we are able to obtain status as a provincial or national exclusive sale agent for certain popular drugs or have sales access to large local hospitals, we may have to maintain low profit margins in order to drive sales on our wholesale business.

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

Retail gross margins increased primarily because we introduced certain popular products with high profit margin and lowered the sale percentile of DTC (Direct-to-Customer) products. In order to promote our sales and profits, we specifically selected a series of popular products, which we believe are suitable to local community. Additionally, DTC products are usually prescription drugs prescribed by the hospital doctors. In order to attract more customers to our stores, we introduced certain DTC products into our stores, However, due to their low profit margin, we have controlled its sales in the fiscal year 2022. As a result, we were able to keep up with our sales profit margin. . We expect to keep our profit margin at a stable level in the future.

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

Selling and Marketing Expenses

Sales and marketing expenses for the year ended March 31, 2023 decreased by $1,699,796 or 5.5% as compared to the year ended March 31, 2022, primarily due to decrease in rent, offset by increase in the sales and marketing expenses. Because the COVID 19 National Control continued to impose restrictions in 2022 and impeded the local business significantly, we made significant efforts in renegotiating our rental agreements. As a result, the rent expense decreased by approximately $3.39 million. The sales and marketing expenses increased by approximately $1.91 million, which primarily reflects the increase in fee charged by distribution channels such as Tmall and JD as a percentage of online pharmacy sales. Overall, such expenses as a percentage of our revenue were 19.6% and 18.8% respectively, in the years ended March 31, 2023 and 2022.

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

General and Administrative Expenses

General and administrative expenses for the year ended March 31, 2023 increased by $7,481,508 or 91.4% as compared to the year ended March 31, 2022, primarily due to the increase in bad debt expense. Such expenses as a percentage of revenue increased to 10.5% from 5.0% for the same period a year ago. In the year ended March 31, 2023, we recorded an increase in the allowance for bad debts of $7.58 million as compared to the increase in the allowance for bad debts of $1.32 million in FY2022.

General and administrative expenses for the year ended March 31, 2022 increased by $1,231,147 or 17.7% as compared to the year ended March 31, 2021, primarily due to the increase in bad debt expense. Such expenses as a percentage of revenue decreased to 5.0% from 5.2% for the same period a year ago.  In the year ended March 31, 2021, we recorded the reduction in the allowance for bad debts of $0.17 million as compared to the increase in the allowance for bad debts of $1.0 million in FY2022.

Share-based Compensation

We recorded stock based compensation of $10,360,000, $0 and $3,941,600 for the years ended March 31, 2023, 2022 and 2021. In April and December 2022, we issued a total of 3,000,000 shares of ordinary shares and recorded stock-based compensation of approximately $10.36 million. In December 2020, we issued a total of 3,790,000 shares of ordinary shares and recorded stock-based compensation of approximately $3,941,600.

Impairment of Long-lived Assets

We recorded an impairment of long-lived assets of $0, $148,795 and $228,506 for the year ended March 31, 2023, 2021 and 2020. In the year ended March 31, 2023, we evaluated the forest land use rights and did not record an impairment. In the year ended March 31, 2022, we evaluated the forest land use rights and recorded an impairment of $148,795. In the year ended March 31, 2021, we evaluated the forest land use rights and recorded an impairment of $228,506.

Loss from Operations

As a result of the above, loss from operations was $20,925,383, $2,693,890 and $8,837,240 for the years ended March 31, 2023, 2022 and 2021, respectively. Our operating margin for the year ended March 31, 2023, 2022 and 2021 was (14.1) %, (1.6) % and (6.6) %, respectively.

Income Taxes

Our income tax expense for the year ended March 31, 2023 decreased by $705,185 as compared to the year ended March 31, 2022 due to an increase in the effective rate resulting from a decrease in profits in several business lines.

Our income tax expense for the year ended March 31, 2022 increased by $1,068,088 as compared to the year ended March 31, 2021 due to a decrease in the effective rate resulting from an increase in profits in several business lines.

Net Loss

As a result of the foregoing, net loss was $21,138,777, $3,198,366 and $8,375,578 in the years ended March 31, 2023, 2022 and 2021.

Accounts receivable

Accounts receivable, which are unsecured, are stated at the amount we expect to collect. We continuously monitor collections and payments from our customers (our distributors) and maintain a provision for estimated credit losses. To prepare for potential loss in such accounts, we made corresponding reserves.

Our accounts receivable aging was as follows for the periods described below:

From date of invoice to customer	Retail drugstores	Online Pharmacy	Drug wholesale	Herb farming	Total amount
1- 3 months	$3,904,367	$2,575,793	$5,180,062	$-	$11,660,222
4- 6 months	239,942	15,584	963,194	-	1,218,720
7- 12 months	832,699	811,361	424	-	1,644,484
Over one year	1,903,362	-	6,124	-	1,909,486
Allowance for doubtful accounts	(1,856,178)	(351,082)	(106,046)	-	(2,313,306)
Total accounts receivable	$5,024,192	$3,051,656	$6,043,758	$-	$14,119,606

Accounts receivable from our retail business mainly consist of reimbursements from local government health insurance bureaus and commercial health insurance programs. In the year ended March 31, 2023, we wrote off an approximately $50,275 collectible from provincial and Hangzhou City government insurance, as such amounts have been determined by the health insurance bureaus to be unqualified for reimbursement.

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

Accounts receivable from our drug wholesale business consist of receivables from our customers such as pharmaceutical distributors and local drugstores primarily in Zhejiang Province. In fiscal 2023, we accelerated collection of certain aged accounts from customers which we no longer or rarely sold products to. By doing so, we are able to take better use of our cash. As a result, the overall reserve on wholesale accounts receivables decreased.

Subsequent to March 31, 2023 and through May 31, 2023, we collected approximately $6.1 million in receivables relating to our drugstore business, approximately $2.9 million in receivables relating to our online pharmacy business, approximately $5.4 million relating to our wholesale business, and $0 relating to our herb farming business.

Advances to suppliers

Advances to suppliers are mainly prepayments to secure certain products or services at favorable pricing. The aging of our advances to suppliers is as follows for the periods described below:

From date of cash prepayment to suppliers	Retail drugstores	Online Pharmacy	Drug wholesale	Herb farming	Total amount
1- 3 months	$35,054	$-	$71,529	$-	$106,583
4- 6 months	-	-	12,467	-	12,467
7- 12 months	-	-	41,760	-	41,760
Over one year	88,139	-	113,098	-	201,237
Allowance for advances to supplier	(88,489)	-	(131,141)	-	(219,630)
Total advances to suppliers	$34,704	$-	$107,713	$-	$142,417

Since the acquisition of Jiuxin Medicine, we have gradually transferred almost all logistics services of our retail drugstores to Jiuxin Medicine. Jiuzhou Pharmacy only purchases certain non-medical products such as sundry. As a result, our retail chain made few advances to suppliers as of March 31, 2023. At the end of 2023 we had outstanding advances to suppliers with which we have ceased doing business. These advances have been fully reserved.

Advances to suppliers for our drug wholesale business consist of prepayments to our vendors such as pharmaceutical manufacturers and other distributors. We typically receive products from vendors within three to nine months after making prepayments. We continuously monitor delivery from and payments to our vendors while maintaining a provision for estimated credit losses based upon past experience and any supplier-specific issues such as the discontinuation of inventory supply that have been identified. If we are having difficulty receiving products from a vendor, we take the following steps: cease purchasing products from the vendor, ask for return of our prepayment promptly, and if necessary, take legal action. If all of these steps are unsuccessful, management then determines whether or not the prepayments should be reserved or written off. In fiscal 2023, in order to use our cash more efficiently, we accelerated the collection of deposits from quite a few suppliers, especially aged accounts. We chose to only leave deposits with critical suppliers who supply large quantities of merchandise. As a result, the outstanding advances to suppliers decreased dramatically.

Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations

The following table summarizes our contractual obligations:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term loan payable	$-	-	-	-	-
Notes payable	29,255,776	29,255,776	-	-	-
Long-term loan payable	-	-	-	-	-
Total	$29,255,776	29,255,776	-	-	-

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

Exchange Rates

Our subsidiaries, the VIEs and affiliated companies in the PRC maintain their books and records in RMB, the lawful currency of the PRC. In general, for consolidation purposes, we translate their assets and liabilities into USD using the applicable exchange rates prevailing at the balance sheet date, and the statement of income is translated at average exchange rates during the reporting period. Adjustments resulting from the translation of their financial statements are recorded as accumulated other comprehensive income.

The exchange rates used to translate amounts in RMB into USD for the purposes of preparing the audited consolidated financial statements or otherwise disclosed in this report were as follows:

	March 31, 2023	March 31, 2022	March 31, 2021
Balance sheet items, except for the registered and paid-up capital, as of end of period/year	USD1: RMB 6.8676	USD1: RMB 6.3393	USD1: RMB 6.5594

Amounts included in the statement of Operations and statement of cash flows for the period/ year ended	USD1: RMB 6.8516	USD1: RMB 6.4180	USD1: RMB 6.7722

Inflation

We believe that inflation has not had a material effect on our operations to date.

B. LIQUIDITY AND CAPITAL RESOURCES

Our cash flows for the periods indicated are as follows:

	For the year ended March 31,
	2023	2022	2021
Net cash used in operating activities	$(3,283,513)	$(5,385,973)	$(62,292)
Net cash used in investing activities	$(316,097)	$(306,138)	$(1,998,325)
Net cash provided by financing activities	$2,366,156	$4,836,898	$3,079,853

Net cash used in operating activities

For the year ended March 31, 2023 cash used in operating activities amounted to $(3,283,513), as compared to $(5,385,793) a year ago. The change is primarily attributable to a decrease in cash provided by inventories and biological assets of $2,045,648, a decrease in cash provided by customer deposits of $1,714,057, a decrease in cash provided by net loss of $17,940,411 offset by an increase of $10,360,000 in stock compensation, an increase in cash provided by accounts payable of $5,323,538.

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

Net cash used in investing activities

For the year ended March 31, 2023, net cash used in investing activities amounted to $(316,097), as compared to $(306,138) provided by investing activities a year ago. The change is primarily attributable to purchases of long term assets.

For the year ended March 31, 2022, net cash used in investing activities amounted to $(306,138), as compared to $(1,998,325) provided by investing activities a year ago. The change is primarily attributable to an increase in cash provided by investment in a joint venture of $1,470,119 and an increase of $170,445 in additions to leasehold improvements.

Net cash provided by financing activities

For the year ended March 31, 2023, net cash provided by financing activities amounted to $2,366,156, as compared to $4,836,898 a year ago. The change is primarily due to repayment of notes payable and proceeds from equity and debt financing.

For the year ended March 31, 2022, net cash provided by financing activities amounted to $4,836,898, as compared to $3,079,853 a year ago. The change is primarily due to repayment of notes payable and proceeds from equity and debt financing.

As of March 31, 2023, we had cash of approximately $31,570,644. Our total current assets as of March 31, 2023, were $64,482,790 and total current liabilities were $66,535,234, which resulted in a working capital deficit of $2,052,444.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company has no research and development policy for the past three years.

D. TREND INFORMATION.

Industry and Market Outlook

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

E. OFF-BALANCE SHEET ARRANGEMENT.

Please refer to the disclosure under Off-balance Sheet Arrangements on page 51 of this report.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

Please refer to the table under Contractual Obligations on page 51 of this report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. DIRECTORS AND SENIOR MANAGEMENT.

The following table identifies our current executive officers and directors as of the date of this report, their respective offices and positions, and their respective dates of election or appointment:

Name	Age(1)	Position	Date of Appointment
Lei Liu	58	Chief Executive Officer and Chairman of the Board of Directors	September 17, 2009
Ming Zhao	47	Chief Financial Officer	August 1, 2011
Li Qi	51	Director	October 23, 2009
Caroline Wang (2) (3) (4)	36	Director	March 29, 2017
Jiangliang He (2) (3) (4)	60	Director	September 4, 2018
Genghua Gu (2) (3) (4)	72	Director	March 28, 2014
Pingfan Wu (4)	58	Director	October 26, 2018

(1)	As of the date of this report.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Nominating Committee.

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

Li Qi is one of the three founders of HJ Group. Ms. Qi had served as our secretary since October 23, 2009 to September 4, 2018, and is currently the general manager of both Jiuzhou Pharmacy and Jiuzhou Service. From January 2000 to June 2003, Ms. Qi worked in Zhejiang Yikang Drugstore as a general manager. From October 1991 to January 2000, Ms. Qi worked in the Branch Hospital of Hangzhou No. 1 People’s Hospital as a nurse. Ms. Qi is a licensed TCM pharmacist in the PRC and is a 1991 graduate of Hangzhou Nurse School. As a founder and general manager of our two subsidiaries overseeing our day-to-day corporate operations, Ms. Qi is highly qualified to serve on our Board of Directors.

Caroline Wang has been a member of our Board since March 29, 2017. Ms. Wang has been a project manager with JC Group, a comprehensive industrial financial group which serves the “city management”, performing internal audit and projects management for a variety of financial products since October 2015. Prior to that, Ms. Wang served as a CFO assistant of Kandi Technologies Group, Inc. (Nasdaq: KNDI), a company engaged in the research, development, manufacturing, and sales of vehicle products. She was mainly responsible for consolidation of financial reports and internal control audits. From 2012 to 2015, Ms. Wang was an audit department assistant manager with KPMG Huazhen LLP Hangzhou Branch, conducting financial report audits and internal control audits for listing companies and also providing audit services to pre-IPO companies. None of these companies are related to or affiliated with the registrant. Ms. Wang holds a master’s degree in public administration from the London School of Economics and Political Science, and a bachelor’s degree in finance from Beijing Language and Culture University. The Board has determined that Ms. Wang has the qualification to serve as a member of the Board given her extensive financial, accounting and auditing experience, as well as her English and Chinese bilingual capabilities to facilitate the Board’s supervision of the management.

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

Pingfan Wu graduated from Jiangxi Medical College with a major in clinical medicine. After graduation, she worked in a hospital for eight years as a physician and an attending physician. After that, she joined Sino-American Shike/GlaxoSmithKline for 18 years until 2014. From sales representative to GSK China Sales/Strategy Director, Ms. Wu was responsible for the sale of multiple prescription drugs/OTC products in Chinese hospitals, retail markets, government cooperation projects and mergers and acquisitions. Since 2014 Ms. Wu has been working at Cardinal Health China Pharmaceutical Co., Ltd., which is among the top three largest U.S./foreign drug distribution companies in China (“Cardinal China”). She served as its retail COO, responsible for retail channel branding/sales of the distribution products in China and online/offline business strategy planning and operation management for its Direct-to-Customer (“DTC”) pharmacy. The DTC pharmacy is mainly a hospital-side pharmacy and the products are primarily high-value drugs.

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

Board Diversity Matrix (As of March 31, 2023)
Country of Principal Executive Offices	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6

Part I: Gender Identity	Female	Male	Non- Binary	Did Not Disclose Gender
Directors	3	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0	0	0	0
LGBTQ+	0	0	0	0
Did Not Disclose Demographic Background	0	0	0	0

B. COMPENSATION.

Compensation of Directors and Executive Officers

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to our principal executive officer and principal financial officer during the last two (2) fiscal years. No other executive officer received compensation in excess of $100,000 during the fiscal year ended March 31, 2023.

Summary Compensation Table
Name and Principal Position	Fiscal Year ended March 31,	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Lei Liu,	2023	90,000	-0-	1,691,800	-0-	-0-	-0-	-0-	1,781,800
CEO (2)	2022	90,000	-0-	-	-0-	-0-	-0-	-0-	90,000

Ming Zhao,	2023	88,000	-0-	101,000	-0-	-0-	-0-	-0-	189,000
CFO	2022	88,000	-0-	-	-0-	-0-	-0-	-0-	88,000

(1)	Reflects the full fair value of stock issued during the applicable fiscal year for financial statement reporting purposes.
(2)	Salary as reported is based on interbank exchange rate of RMB 6.4180 to $1.00 on March 31, 2022 and RMB 6.8516 to $1.00 on March 31, 2023.

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

Outstanding Equity Awards at Fiscal Year Ended March 31, 2023

Option Awards						Stock Awards
Name	Number of securities underlying unexercised options exercisable	Equity incentive plan awards: number of securities underlying unexercised options unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
Lei Liu	-	-	-	-	-	-	-	-	$-
Ming Zhao	-	-	-	-	-	-	-	-	$-
Li Qi	-	-	-	-	-	-	-	-	$-

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	-	-	376,667
Equity compensation plans not approved by security holders	-	-	-
TOTAL	-	-	376,667

Discussion of Summary Compensation and Grants of Plan-based Awards Tables

A summary of certain material terms of our existing compensation plans and arrangements is set forth below.

On September 21, 2010, our Board of Directors approved a stock incentive plan for officers, directors, employees, and consultants entitled “China Jo-Jo Drugstores, Inc. 2010 Equity Incentive Plan” (the “Plan”). The maximum number of shares that may be issued under the Plan is 168,750 shares of our ordinary shares. The Plan was approved by our shareholders at our annual meeting held on November 2, 2010. On February 24, 2015, our Board of Directors adopted and approved Amendment No. 1 to the Plan to increase the number of shares of the Company’s ordinary shares available for issuance thereunder from 168,750 share limit to 360,417 shares. Amendment No. 1 was approved by the stockholders at the annual shareholders meeting on March 23, 2015. On January 27, 2016, our Board of Directors adopted and approved Amendment No. 2 to the Plan to increase the number of shares of the Company’s ordinary shares available for issuance thereunder from 360,417 share limit to 597,917 shares. Amendment No. 2 was approved by the stockholders at the annual shareholders meeting on March 23, 2016. Under the Plan, the Company may issue ordinary shares and/or options to purchase ordinary shares to our officers, directors, employees and consultants. The Plan is administered either by our Board of Directors or a committee that it designates comprising of at least two (2) “non-employee” directors. The board (or the committee, if one is designated) has full and complete authority, in its discretion, but subject to the express provisions of the Plan, to grant awards, to determine the number of awards to be granted and the time or times at which awards shall be granted; to establish the terms and conditions upon which awards may be exercised; to remove or adjust any restrictions and conditions upon awards; to specify, at the time of grant, provisions relating to exercisability of awards and to accelerate or otherwise modify the exercisability of any awards; and to adopt such rules and regulations and to make all other determinations deemed necessary or desirable for the administration of the Plan. On February 14, 2017, our Board of Directors adopted and approved Amendment No. 3 to the Plan to increase the number of shares of the Company’s ordinary shares available for issuance thereunder from 597,917 share limit to 808,039 shares. Amendment No. 3 was approved by the stockholders at the annual shareholders meeting on March 29, 2017. On March 26, 2018, the shareholders of the Company approved the Amendment No. 4 to the Plan which increased the total shares of ordinary shares available for issuance thereunder to 1,016,372. On June 30, 2018, the Compensation Committee of the Board approved the Amendment No. 5 to the Plan as The Tax Cuts and Jobs Act of 2017 removed the 162(m) qualified performance based compensation exemption to the $1 million cap on deductions for compensation to covered executives. Section 1.3.2 was in the Plan to permit grants under the Plan to fit within that exemption. As that exemption no longer applies for grants made in 2018 or thereafter, the Plan had been amended to remove the provisions intended to comply with that exemption, including the one in Section 1.3.2. of the Plan. On March 5, 2020, the shareholders of the Company approved the Amended and Restated 2010 Equity Incentive Plan, which in addition to the incorporation of the Amendment No. 4 and Amendment No. 5 to the Plan, clarified the term of the Plan in order to render the Plan being available for incentive stock options grants in the future and approved the proposal of adding a ten-year term to the Plan. The Plan, effective since November 2, 2010, shall terminate automatically on January 14, 2030 (the tenth anniversary of the Board’s approval of this Plan), unless terminated earlier by the Board, except with respect to Awards then outstanding. The Plan, as amended and restated, has authorized, with the stockholders’ approval previously obtained, to reserve a total of 1,016,372 shares of our ordinary shares for issuance under the Plan. As of March 31, 2023, there were 58,379 shares of our ordinary shares available for future issuance under the Plan.

Director Compensation

The following table provides compensation information for our directors during the fiscal year ended March 31, 2023:

Director Compensation Table
Name	Fiscal Year ended March 31,	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Lei Liu (2)	2023	90,000	1,691,800	-0-	-0-	-0-	-0-	1,781,800
Li Qi (2)	2023	68,000	1,329,200	-0-	-0-	-0-	-0-	1,397,200
Caroline Wang	2023	11,676	-0-	-0-	-0-	-0-	-0-	11,676
Genghua Gu	2023	5,254	-0-	-0-	-0-	-0-	-0-	5,254
Jiangliang He	2023	5,254	-0-	-0-	-0-	-0-	-0-	5,254
Pingfan Wu	2023	8,757	-0-	-0-	-0-	-0-	-0-	8,757

(1)	Reflects dollar amount expensed by the Company during the applicable fiscal year for financial statement reporting purposes.
(2)	Compensation is reflected in the Summary Compensation Table on page 55 above.

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

Based on the information submitted by Ms. Caroline Wang, Mr. Jiangliang He, Ms. Ping fan Wu, and Dr. Genghua Gu, our Board of Directors has determined that each of them is independent under Rule 5605(a)(2) of The Nasdaq Listing Rules.

Our Board of Directors has three (3) committees. During the fiscal year ended March 31, 2023, our Board of Directors and its committees held the following number of meetings and took the following number of actions by unanimous written consent:

	Meetings	Unanimous written consents
Board of Directors	2	5
Audit Committee	1	1
Compensation Committee	1	3
Nominating Committee	1	1

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

D. EMPLOYEES.

As of March 31, 2023, we had 938 employees combined in our retail and wholesale operations, consisting of 885 full-time and 53 part-time employees. The number of employees for each area of operations, and such employees as a percentage of our total workforce, are as follows:

	As of March 31, 2023
	Employees	Percentage
Non-pharmacist store staff	431	45.9%
Pharmacists	306	32.7%
Management - non-pharmacists	27	2.9%
Physicians	58	6.2%
Non-physician clinic staff	30	3.2%
Wholesale - non-warehouse	34	3.6%
Online pharmacy - technicians	2	0.2%
Online pharmacy - non-technicians	50	5.3%
Total	938	100.00%

E. SHARE OWNERSHIP.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding our ordinary shares beneficially owned on June 15, 2023 or the latest applicable date prior to that date, for (i) each stockholder known to be the beneficial owner of five percent (5%) or more of our outstanding ordinary shares, (ii) each executive officer and director, and (iii) all executive officers and directors as a group. To the best of our knowledge, subject to community and marital property laws, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted.

Ordinary Shares Beneficially Owned
Executive officers and directors: (1)	Number of Shares beneficially owned (2)	Percentage of class beneficially owned (3)
Lei Liu, Chief Executive Officer and Chairman of the Board of Directors (4)	1,075,457	4.5%
Ming Zhao, Chief Financial Officer	66,583	0.3%
Li Qi, Director (4)	794,083	3.4%
Caroline Wang, Director (5)	-	*	%
Genghua Gu, Director (6)	2,500	*	%
Jiangliang, He, Director	-	*	%
Pingfan Wu, Director	-	*	%
All directors and executive officers as a group (8 persons)	1,436,123	6.1%

5% Shareholders: (1)
N/A

*	Less than 0.1%.
(1)	Unless otherwise noted, the address for each of the named beneficial owners is: 6th Floor, Hai Wai Hai Tongxin Mansion, Gong Shu District, Hangzhou City, Zhejiang Province, China, 310008.
(2)	Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of ordinary shares actually outstanding.
(3)	Unless otherwise noted, the number and percentage of outstanding shares of ordinary shares is based upon 23,697,210 shares outstanding as of June 15, 2023.
(4)	The address of Super Marvel Limited (“Super Marvel”) is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The owners of Super Marvel are Lei Liu (56.7%), Li Qi (43.3%). They are also its directors. As such, they are deemed to have or share investment control over Super Marvel’s portfolio. According to Rule 13d-5, when two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer, the group formed thereby shall be deemed to have acquired beneficial ownership, for purposes of sections 13(d) and (g) of the Exchange Act, as of the date of such agreement, of all equity securities of that issuer beneficially owned by any such persons. As a result, 502,500 shares of ordinary shares held by Super Marvel reported herein as beneficially owned by each of Mr. Liu and Ms. Qi, which they in turn own indirectly through their respective ownership of Super Marvel.
(5)	Ms. Wang’s address is: 3601B The Center, Changle Road, Xuhui District, and Shanghai, China.
(6)	Dr. Gu’s address is: No.1, Xueshi Road, Hangzhou, China.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

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

Other Related Party Transactions

	March 31, 2023	March 31, 2022
Due to a director and CEO (1):	683,560	1,561,244

(1)	Due to foreign exchange restrictions, the Company’s director and CEO, Mr. Lei Liu personally lent U.S. dollars to the Company to facilitate its payments of expenses in the United States.

The Company leases a retail space from Mr. Lei Liu. The lease will expire in September 2025.

On April 28, 2018, 10% of Jiuxin Medicine was sold to Hangzhou Kangzhou Biotech Co. Ltd. for a total proceeds of approximately $75,643 (RMB507,760). On January 29, 2021, The Company acquired back 10% of Jiuxin Medicine for a total price of $77,410 (RMB507,760). Mr. Lei Liu owns 51% of Hangzhou Kangzhou Biotech Co. Ltd.

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

Based on the records of our transfer agent, we had 23,697,210 shares of ordinary shares issued and outstanding as of June 15, 2023.

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

Dividend Distribution

Under current applicable laws and regulations, each of our consolidated PRC entities, including WFOEs and domestic companies, may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our consolidated PRC entities is required to deposit at least ten percent (10%) of its after-tax profit based on PRC accounting standards each year into its statutory surplus reserve fund until the accumulative amount of such reserve reaches fifty percent (50%) of its registered capital. These reserves are not distributable as cash dividends. As of March 31, 2023 the accumulated balance of our statutory reserve funds reserves amounted to $1.31 million, and the accumulated losses of our consolidated PRC entities amounted to $36.04 million.

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

I. SUBSIDIARY INFORMATION

For a listing of our subsidiaries, see “Item 4. Information on the Company – C. Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Exchange Rate Risk

While our reporting currency is the U.S. dollar, the majority of our revenues and costs are denominated in RMB and a significant portion of our assets and liabilities are denominated in RMB. As a result, we are exposed to foreign exchange risk because our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. To the extent that the Company needs to convert the U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against the U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into the U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Company’s earnings or losses. Since 2005, China reformed its exchange rate regime and the RMB is no longer pegged to the U.S. dollar. In 2010, the People’s Bank of China decided to move to further reform the RMB exchange rate regime to enhance the flexibility of the RMB exchange rate. For RMB against U.S. dollar, there was depreciation of approximately 5.2% and appreciation of approximately 6.8% during the years ended March 31, 2022 and 2023, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future, but the RMB may appreciate or depreciate more significantly in value against the U.S. dollar or other foreign currencies, depending on the market supply and demand with reference to a basket of currencies.

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

Interest Rate Risk

We had cash, cash equivalents, restricted cash and certificate of deposit totaling $31.57 million and notes receivable of $0.02 million as of March 31, 2023. Cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. As of March 31, 2023, we had $0 million of short-term bank loans and $0 million of long-term loans outstanding. Our exposure to interest rate risk primarily relates to the interest income generated from cash held in bank deposits and notes receivable, and interest expenses generated from short-term bank loans. We believe that we do not have any material exposure to changes in fair value as a result of changes in interest rates due to the short term nature of our cash equivalents. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates.

Inflation Rate Risk

According to the Consumer Price Index (CPI) released by National Bureau of Statistics of China, in 2022, the average annual inflation rate in China ranged at around 2 percent compared to the previous year. Projections by the IMF published in April 2021 expect the average annual inflation rate to reach about 2.1 percent in the year of 2023. In March 2023, the monthly inflation rate in China ranged at 0.7 percent compared to the same month in the previous year, up from 1.5 percent in the previous month.

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

As of March 31, 2023, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures.

Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2023, our disclosure controls and procedures were ineffective. They reached this conclusion due to the presence of material weaknesses in internal controls over financial reporting as described below. Management anticipates that our disclosure controls and procedures will remain ineffective until such material weaknesses are remediated.

Management’s Report on Internal Control over Financial Reporting

We assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2023. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO) in the Internal Control-Integrated Framework. We are responsible for establishing and maintaining adequate internal control over financial reporting. Based on our evaluation, management concluded that our internal control over financial reporting was ineffective as of March 31, 2023 due to the following material weaknesses:

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

Management’s assessment of the control deficiency over accounting and finance personnel as of March 31, 2023 considered the same factors, including:

●	the number of adjustments proposed by our independent auditors during our quarterly review and annual audit processes;

●	how adequately we complied with U.S. GAAP on transactions; and

●	how accurately we prepared supporting information to provide to our independent auditors on a quarterly and annual basis.

Based on the above factors, management concluded that the lack of timely reconciliation of booking and recording from China GAAP to US GAAP, lack of accounting staff with sufficient US GAAP experience, and lack of timely reconciliation of revenue and accounts receivable collectability are material weaknesses as of March 31, 2023.

Remediation of Material Weakness for the year ended March 31, 2023

Subsequent to the identification of the material weakness, we have enhanced existing controls and design and implemented new controls. We have devoted significant time and attention to remediate the above material weaknesses. For example, we redesigned our system to retrieve data faster, so we are able to identify and reconcile the GAAP difference more efficiently. In addition, we trained our accounting staff with US GAAP knowledge, so they can meet the requirement from our auditors more efficiently. Additionally, we plan to more closely monitor the collection of our accounts receivables. We will check more often about the collectability of their receivables. If we determine that the accounts are uncollectible, we will quickly seek the potential recovery and recognize any potential loss soon. These improvements to our internal control infrastructure were implemented, and were in place in connection with the preparation of our financial statements for the year ended March 31, 2023. As such, we believe that the remediation initiative outlined above will be sufficient to remediate as the changes become operational for future years the material weakness in internal control over financial reporting as discussed.

Changes in Internal Control over Financial Reporting

In the year ended March 31, 2023, we linked our SAP system, a leading ERP system from Germany that was installed in 2017 with a series of local banks, so it can provide a view of overall and instant cash information. In addition, we hired specialized managers who are able to program and develop improved procedure in the system. Furthermore, we have been training our staff in implementing the management system continually. We expect to continually improve our internal control system. There have been no other changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13a-15 or Rule 15d-15 that occurred during the year ended March 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16. [Reserved]

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Our current principal independent auditor is YCM CPA Inc. (“YCM”) whom we engaged on May 31, 2022. The following table shows the fees for audit and other services provided by YCM in relation to our 2023 and 2022 fiscal years:

	For the Fiscal Years ended March 31,
	2023	2022
Audit Fees (1)	$180,000	$175,000
Audit-Related Fees (2)	-	-
Tax Fees (3)	-	-
All Other Fees (4)	40,721	-
Total	$220,721	$175,000

(1)	Audit Fees: This category includes the audit of our annual financial statements, review of financial statements included in our interim semi-annual report on Form 6-K, and services that are normally provided by independent auditors in connection with statutory and regulatory filings or the engagement for fiscal years. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements.

(2)	Audit-Related Fees: This category consists of assurance and related services by our independent auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.”
(3)	Tax Fees: This category consists of professional services rendered by our independent auditors for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.
(4)	All Other Fees: This category consists of fees for other miscellaneous items.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE.

Our ordinary shares are listed on Nasdaq. In order to list on Nasdaq, we are required to comply with certain of the Nasdaq Rules. As a foreign private issuer, we may follow our home country’s corporate governance practices in lieu of certain of the Nasdaq Rules. Nevertheless, there are no significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of Nasdaq other than disclosed below.

NASDAQ Listing Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year end. However, NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. We follow home country practice with respect to annual meetings and may forgo annual shareholder meetings from time to time.

NASDAQ Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ Capital Market prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s ordinary shares or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. The Board of Directors of the Company has elected to follow the Company’s home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction.

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES.

We have considered and adopted several insider trading policies under the Company’s Code of Ethics.

The following procedure is an excerpt to the requirements to the confidentiality of the material non-public information and shall be followed by the Company’s employees, officers and directors:

“Employees, officers, and directors who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business.”

“Employees should take all appropriate measures to avoid inadvertent disclosure of confidential information. Materials that contain or might contain confidential information such as presentations, memoranda, working papers, data storage devices or disks, and laptop computers should be stored and maintained in a secure location. Unauthorized release or posting of information concerning our business via internet is prohibited, including discussions (anonymous or not) about the Company’s business in “web logs” (also known as “blogs”) and “chat rooms.” All Company-related correspondence, e-mail, voicemail, and electronic communications are presumed to be confidential and should not be disseminated outside of the Company, except for legitimate business purposes.”

The following procedure is an excerpt to the requirements to the communications with third parties that are related to insider trading:

“INSIDER TRADING; COMMUNICATIONS WITH THIRD PARTIES

Employees, officers, and directors who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business.”

Insider Trading

“Inside information is material information about a publicly traded company that is not known by the public. Information is deemed “material” if it could affect the market price of a security or if a reasonable investor would attach importance to the information in deciding whether to buy, sell, or hold a security. Inside information typically relates to financial conditions, such as progress toward achieving revenue and earnings targets or projections of future earnings or losses of the Company. Inside information also includes changes in strategy regarding a proposed merger, acquisition or tender offer, new products or services, contract awards, and other similar information. Inside information is not limited to information about the Company. It also includes material non-public information about others, including the Company’s customers, suppliers, and competitors.

Insider trading is prohibited by law. It occurs when an individual with material, non-public information trades securities or communicates such information to others who trade. The person who trades or “tips” information violates the law if he or she has a duty or relationship of trust and confidence not to use the information.

Trading or helping others trade while aware of inside information has serious legal consequences, even if the insider does not receive any personal financial benefit. Insiders may also have an obligation to take appropriate steps to prevent insider trading by others.”

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

CHINA JO-JO DRUGSTORES, INC.

By:	/s/ Lei Liu
Lei Liu
Chief Executive Officer (Principal Executive Officer)

June 15, 2023

INDEX

The following documents are filed as part of this annual report on Form 20-F.

Exhibit Number	Description
1.1	The Second Amended and Restated Memorandum and Articles of Association (24)
2.1	Share Exchange Agreement among Kerrisdale Mining Corporation, certain of its stockholders, Renovation Investment (Hong Kong) Co., Ltd. and its shareholders dated September 17, 2009 (3)
2.2	Description of Securities*
4.1	Specimen of Ordinary shares Certificate (1)
4.2	Amended and Restated 2010 Equity Incentive Plan (20)
4.3	Form of Warrant to the investors in July 2015 (17)
4.4	Form of Warrant to the investors in April 2019 (14)
4.5	Form of Warrant to the investors in June 2020 (8)
4.6	Form of Warrant to the placement agent in June 2020 (8)
8.1	List of Subsidiaries*
10.1	Consulting Services Agreement between Zhejiang Jiuxin Investment Management Co., Ltd. (“Jiuxin Management”) and Hangzhou Jiuzhou Grand Pharmacy Chain Co., Ltd. (“Jiuzhou Pharmacy”) dated August 1, 2009 (3)
10.2	Operating Agreement among Jiuxin Management, Jiuzhou Pharmacy and its owners dated August 1, 2009 (3)
10.3	Equity Pledge Agreement among Jiuxin Management, Jiuzhou Pharmacy and its owners dated August 1, 2009 (3)
10.4	Option Agreement among Jiuxin Management, Jiuzhou Pharmacy and its owners dated August 1, 2009 (3)
10.5	Voting Rights Proxy Agreement among Jiuxin Management, Jiuzhou Pharmacy and its owners dated August 1, 2009 (3)
10.6	Consulting Services Agreement between Jiuxin Management and Hangzhou Jiuzhou Clinic of Integrated Traditional and Western Medicine (General Partnership) (“Jiuzhou Clinic”) dated August 1, 2009 (3)
10.7	Operating Agreement among Jiuxin Management, Jiuzhou Clinic and its owners dated August 1, 2009 (3)
10.8	Equity Pledge Agreement among Jiuxin Management, Jiuzhou Clinic and its owners dated August 1, 2009 (3)
10.9	Option Agreement among Jiuxin Management, Jiuzhou Clinic and its owners dated August 1, 2009 (3)
10.10	Voting Rights Proxy Agreement among Jiuxin Management, Jiuzhou Clinic and its owners dated August 1, 2009 (3)
10.11	Consulting Services Agreement between Jiuxin Management and Hangzhou Jiuzhou Medical & Public Health Service Co., Ltd. (“Jiuzhou Service”) dated August 1, 2009 (3)
10.12	Operating Agreement among Jiuxin Management, Jiuzhou Service and its owners dated August 1, 2009 (3)
10.13	Equity Pledge Agreement among Jiuxin Management, Jiuzhou Service and its owners dated August 1, 2009 (3)
10.14	Option Agreement among Jiuxin Management, Jiuzhou Service and its owners dated August 1, 2009 (3)
10.15	Voting Rights Proxy Agreement among Jiuxin Management, Jiuzhou Service and its owners dated August 1, 2009 (3)
10.16	Amendment to Consulting Services Agreement between Jiuxin Management and Jiuzhou Pharmacy dated October 27, 2009 (4)
10.17	Amendment to Operating Agreement between Jiuxin Management and Jiuzhou Pharmacy dated October 27, 2009 (4)
10.18	Amendment to Option Agreement between Jiuxin Management and Jiuzhou Pharmacy dated October 27, 2009 (4)

10.19	Amendment to Voting Rights Proxy Agreement between Jiuxin Management and Jiuzhou Pharmacy dated October 27, 2009 (4)
10.20	Amendment to Consulting Services Agreement between Jiuxin Management and Jiuzhou Clinic dated October 27, 2009 (4)
10.21	Amendment to Operating Agreement between Jiuxin Management and Jiuzhou Clinic dated October 27, 2009 (4)
10.22	Amendment to Option Agreement between Jiuxin Management and Jiuzhou Clinic dated October 27, 2009 (4)
10.23	Amendment to Voting Rights Proxy Agreement between Jiuxin Management and Jiuzhou Clinic dated October 27, 2009 (4)
10.24	Amendment to Consulting Services Agreement between Jiuxin Management and Jiuzhou Service dated October 27, 2009 (4)
10.25	Amendment to Operating Agreement between Jiuxin Management and Jiuzhou Service dated October 27, 2009 (4)
10.26	Amendment to Option Agreement between Jiuxin Management and Jiuzhou Service dated October 27, 2009 (4)
10.27	Amendment to Voting Rights Proxy Agreement between Jiuxin Management and Jiuzhou Service dated October 27, 2009 (4)
10.28	Consulting Services Agreement between Jiuxin Management and Zhejiang Jiuying Grand Pharmacy Co., Ltd. (“Jiuying Pharmacy”) dated May 15, 2012 (10)
10.29	Operating Agreement between Jiuxin Management and Jiuying Pharmacy dated May 15, 2012 (10)
10.30	Voting Rights Proxy Agreement between Jiuxin Management and Jiuying Pharmacy dated May 15, 2012 (10)
10.31	Equity Pledge Agreement between Jiuxin Management and Jiuying Pharmacy dated May 15, 2012 (10)
10.32	Option Agreement between Jiuxin Management and Jiuying Pharmacy dated May 15, 2012 (10)
10.33	Director Offer Letter with Caroline Wang dated as of March 29, 2017 (21)
10.34	Director Offer Letter with Genghua Gu dated December 9, 2013 (13)
10.35	Form of the Non-statutory Stock Option Agreement (16)
10.36	Securities Purchase Agreement between the Company and an Investor dated July 19, 2015 (17)
10.37	Engagement Letter between the Company and H.C. Wainwright & Co., LLC dated July 19, 2015 (17)
10.38	Form of the Restricted Stock Award Agreement for the issuance on November 27, 2015 (18)
10.39	Securities Purchase Agreement by and between the Company and CareRetail Holdings Limited dated January 3, 2017 (19)
10.40	Investor Rights Agreement by and among the Company, Jiuzhou Pharmacy, Mr. Lei Liu, Ms. Li Qi and CareRetail Holdings Limited dated January 3, 2017 (19)
10.41	Offer Letter to Mr. Jiangliang He dated September 4, 2018 (22)
10.42	Offer Letter to Mr. Yan Liu dated September 4, 2018 (22)
10.41	Director Offer Letter with Ms. Pingfan Wu, dated October 26, 2018 (15)
10.42	Form of Securities Purchase Agreement dated April 11, 2019 (14)
10.43	Engagement Agreement with H.C. Wainwright & Co. dated April 10, 2019 (14)
10.44	Form of Securities Purchase Agreement dated June 1, 2020 (8)
10.45	Engagement Agreement with H.C. Wainwright & Co. dated May 31, 2020 (8)
10.46	Agreement and Plan of Merger by and between China Jo-Jo Drugstores, Inc. and China Jo-Jo Drugstores Holdings, Inc., dated May 14, 2021 (23)
12.1	Section 302 Certification by the Corporation’s Chief Executive Officer *
12.2	Section 302 Certification by the Corporation’s Chief Financial Officer *
13.1	Section 906 Certification by the Corporation’s Chief Executive Officer and Chief Financial Officer *
14.1	Code of Business Conduct and Ethics (5)
15.1	Consent of Company’s previous Independent Publicly Registered Accounting Firm, BDO China Shu Lun Pan Certified Public Accountants LLP *
15.2	Consent of Company’s current Independent Publicly Registered Accounting Firm, YCM CPA, Inc.*
99.1	Project Agreement between The People’s Government of Qianhong Village, Lin’an, Zhejiang Province (the “Qianhong Local Government”) and Jiuzhou Pharmacy dated February 27, 2010 (7)
99.2	Security Deposit Agreement between the Qianhong Local Government and Jiuzhou Pharmacy dated February 27, 2010 (7)

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Scheme Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
(1)	Incorporated by reference from the predecessor of the registrant’s Registration Statement on Form SB-2 filed on November 28, 2007
(2)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on July 15, 2008
(3)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on September 24, 2009
(4)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on October 30, 2009
(5)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on March 16, 2010
(6)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on April 14, 2010
(7)	Incorporated by reference from the predecessor of the registrant’s Annual Report on Form 10-K filed on June 29, 2010
(8)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on June 2, 2020
(9)	Incorporated by reference from the predecessor of the registrant’s Quarterly Report on Form 10-Q filed on February 14, 2011
(10)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on May 17, 2012
(11)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on November 30, 2012
(12)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on January 4, 2013
(13)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on December 12, 2013
(14)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on April 11, 2019
(15)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on October 26, 2018
(16)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on November 24, 2014
(17)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on July 21, 2015
(18)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on December 2, 2015
(19)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on January 4, 2017
(20)	Incorporated by reference from the predecessor of the registrant’s Exhibit A to the proxy statement on Schedule 14A filed on January 21, 2020
(21)	Incorporated by reference from Exhibit 10.33 of the predecessor of the registrant’s Annual Report on Form 10-K filed on June 29, 2017
(22)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on September 6, 2018
(23)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on May 14, 2021
(24)	Incorporated by reference to Exhibit 99.2 on Form 6-K filed with the Securities and Exchange Commission on March 1, 2022

China Jo-Jo Drugstores, Inc. and Subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of China Jo-Jo Drugstores, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China Jo-Jo Drugstores, Inc. and subsidiaries (collectively, the “Company”) as of March 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the years ended March 31, 2023 and 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for years ended March 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Allowance for Credit Losses

Description of the Matter

As described in Note 2 to the consolidated financial statements, management exercises significant accounting judgments, estimates, and assumptions in relation to the allowance for credit losses. The Company recognized $7.64 million in allowances for credit losses on its consolidated balance sheet using a current expected credit loss model (CECL). The CECL is an unbiased and probability-weighted estimate of credit losses expected to occur in the future, which is based on the combination of aging as a risk characteristic, migration rate, historical default rate, and forward looking default rate relating to the underlying financial asset. The CECL is determined by evaluating a range of possible outcomes incorporating the unbiased and probability weighted amount, time value of money if applicable, and reasonable and supportable information about past events, current conditions, and future economic forecasts. CECL allowances are measured at amounts equal to either (i) 12-month CECL; or (ii) lifetime CECL for those financial instruments that have experienced a significant increase in credit risk since initial recognition or when there is objective evidence of impairment.

Auditing the allowance for credit losses was complex and required the application of significant judgment because of the forward-looking nature of the key assumptions and the inherent interrelationship of the critical variables used in measuring the CECL. Key areas of judgment include evaluating: (i) the models and methodologies used for measuring both the 12-month and lifetime expected credit losses; (ii) the assumptions used in the CECL scenarios including forward-looking information and assigning probability weighting, and (iii) the assessment of the qualitative component applied to the modelled CECL based on management’s judgment. Management has applied a significant level of judgment in the areas noted above in determining the impact on the allowance for credit losses.

How We Addressed the Matter in Our Audit

To test the allowance for credit losses, our audit procedures included, amongst others, assessing whether the methodology and assumptions used in significant models that estimate the CECL are consistent with the requirements of U.S. GAAP and industry standards. We evaluated the process used by management to develop historical default rate and determine the CECL scenario probability weights. We recalculated the CECL to test the mathematical accuracy of management’s models. We tested the completeness and accuracy of data used in measuring the CECL and evaluated management’s accounts receivable and other receivable aging policies. We also assessed the adequacy of disclosures related to the allowance for credit losses.

/s/ YCM CPA, Inc.

We have served as the Company’s auditor since 2022.

PCAOB ID 6781

Irvine, California

June 15, 2023

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

Board of Directors

China Jo-Jo Drugstores, Inc.

Carson City, Nevada

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the year ended March 31, 2021 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements for the year ended March 31, 2021 present fairly, in all material respects, the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO China Shu Lun Pan Certified Accountants LLP (PCAOB ID 1818)

We served as the Company’s auditor from year 2015 to year 2021.

Shanghai, People’s Republic of China

June 28, 2021

CHINA JO-JO DRUGSTORES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,
	2023	2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$18,807,936	$18,458,575
Restricted cash	12,762,708	16,881,002
Trade accounts receivable	14,119,606	16,736,495
Inventories	15,309,100	16,020,140
Other receivables, net	2,725,015	5,764,660
Advances to suppliers	142,417	571,577
Other current assets	616,008	924,797
Total current assets	64,482,790	75,357,246

OTHER ASSETS
Property and equipment, net	5,100,264	5,922,179
Long-term investment	1,772,072	4,511,539
Farmland assets	666,721	722,283
Long-term deposits	1,038,125	1,761,945
Other noncurrent assets	790,056	822,950
Operating lease right-of-use assets	13,924,826	13,738,081
Intangible assets, net	3,195,748	3,547,986
Total other assets	26,487,812	31,026,963
Total assets	$90,970,602	$106,384,209

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$26,990,250	$27,331,381
Notes payable	29,255,776	34,189,022
Other payables	1,314,919	2,268,967
Other payables - related parties	683,560	1,561,244
Customer deposits	695,931	1,873,062
Taxes payable	1,706,909	1,381,108
Accrued liabilities	756,516	556,037
Loan payable - current portion	-	1,957,956
Current portion of operating lease liabilities	5,131,373	3,329,619
Total current liabilities	66,535,234	74,448,396

Long-term operating lease liabilities	7,768,216	9,197,027
Total liabilities	74,303,450	83,645,423

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares; $0.012 par value; 500,000,000 shares authorized; 23,697,210 and 3,479,316 shares issued and outstanding as of March 31, 2023 and 2022, respectively	284,367	41,752
Preferred shares; $0.001 par value; 10,000,000 shares authorized; nil issued and outstanding as of March 31, 2023 and 2022	-	-
Additional paid-in capital	83,958,418	66,516,033
Statutory reserves	1,309,109	1,309,109
Accumulated deficit	(69,273,018)	(48,134,493)
Accumulated other comprehensive income	1,735,135	4,352,992
Total shareholders’ equity attributed to China Jo-Jo	18,014,011	24,085,393
Noncontrolling interests	(1,346,859)	(1,346,607)
Total shareholders’ equity	16,667,152	22,738,786
Total liabilities and shareholders’ equity	$90,970,602	$106,384,209

The accompanying notes are an integral part of these consolidated financial statements.

CHINA JO-JO DRUGSTORES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended March 31,
	2023	2022	2021
REVENUES, NET	$148,811,976	$164,392,555	$133,134,633

COST OF GOODS SOLD	114,531,512	127,873,515	103,890,824

GROSS PROFIT	34,280,464	36,519,040	29,243,809

SELLING EXPENSES	29,177,163	30,876,959	26,954,914
GENERAL AND ADMINISTRATIVE EXPENSES	15,668,684	8,187,176	6,956,029
STOCK BASED COMPENSATION	10,360,000	-	3,941,600
IMPAIRMENT OF LONG-LIVED ASSETS	-	148,795	228,506
TOTAL OPERATING EXPENSES	55,205,847	39,212,930	38,081,049

LOSS FROM OPERATIONS	(20,925,383)	(2,693,890)	(8,837,240)

OTHER INCOME (EXPENSES):
INTEREST INCOME	883,908	401,921	707,878
INTEREST EXPENSE	(65,854)	(262,218)	(455,187)
INVESTMENT LOSS	(2,316,994)	-	-
OTHER INCOME (EXPENSES)	1,680,087	455,547	176,519
CHANGE IN FAIR VALUE OF PURCHASE OPTION AND WARRANTS LIABILITY	-	-	64,090

LOSS BEFORE INCOME TAXES	(20,744,236)	(2,098,640)	(8,343,940)

PROVISION FOR INCOME TAXES	394,541	1,099,726	31,638

NET LOSS	(21,138,777)	(3,198,366)	(8,375,578)

LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST	(252)	(6,247)	(255,716)

NET LOSS ATTRIBUTABLE TO CHINA JO-JO DRUGSTORES, INC.	(21,138,525)	(3,192,119)	(8,119,862)

OTHER COMPREHENSIVE LOSS
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	(2,617,857)	1,534,807	1,377,761

COMPREHENSIVE LOSS	(23,756,634)	(1,663,559)	(6,997,817)

WEIGHTED AVERAGE NUMBER OF SHARES:
Basic	10,196,552	3,479,316	3,398,397
Diluted	10,196,552	3,479,316	3,398,397

LOSS PER SHARE:
Basic	$(2.07)	$(0.92)	$(2.39)
Diluted	$(2.07)	$(0.92)	$(2.39)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA JO-JO DRUGSTORES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

						Accumulated
	Ordinary Shares		Additional			other	Non-	Total
	Number of		paid-in	Statutory	Accumulated	comprehensive	controlling	Shareholders’
	shares	Amount	capital	reserves	deficit	income/(loss)	interest	Equity
BALANCE, March 31, 2020	2,744,732	32,937	54,209,301	1,309,109	(36,400,837)	1,440,424	(1,812,805)	18,778,129
ECL	-	-	-	-	(421,675)	-	-	(421,675)
BALANCE, April 1, 2020	2,744,732	32,937	54,209,301	1,309,109	(36,822,512)	1,440,424	(1,812,805)	18,356,454
Exercise of warrants	2,083	25	77,475	-	-	-	-	77,500
Sale of stock and warrants	416,668	5,000	9,282,100	-	-	-	-	9,287,100
Issuance of incentive ordinary shares award	315,833	3,790	3,937,810	-	-	-	-	3,941,600
Acquisition of 10% of Jiuxin Medicine	-	-	(990,653)	-	-	-	728,161	(262,492)
Net loss	-	-	-	-	(8,119,862)	-	(255,716)	(8,375,578)
Foreign currency translation loss	-	-	-	-	-	1,377,761	-	1,377,761
BALANCE, March 31, 2021	3,479,316	41,752	66,516,033	1,309,109	(44,942,374)	2,818,185	(1,340,360)	24,402,345
Net loss	-	-	-	-	(3,192,119)	-	(6,247)	(3,198,366)
Foreign currency translation loss	-	-	-	-	-	1,534,807	-	1,534,807
BALANCE, March 31, 2022	3,479,316	41,752	66,516,033	1,309,109	(48,134,493)	4,352,992	(1,346,607)	22,738,786
Fractional shares issued for reverse stock split	8044	97	(97)	-	-	-	-	-
Issuance of shares and warrants in private placements	5,950,000	71,400	7,253,600	-	-	-	-	7,325,000
Share-based compensation	3,000,000	36,000	10,324,000	-	-	-	-	10,360,000
Cashless exercise of warrants	11,259,850	135,118	(135,118)	-	-	-	-	-
Net loss	-	-	-	-	(21,138,525)	-	(252)	(21,138,777)
Foreign currency translation loss	-	-	-	-	-	(2,617,857)	-	(2,617,857)
BALANCE, March 31, 2023	23,697,210	284,367	83,958,418	1,309,109	(69,273,018)	1,735,135	(1,346,859)	16,667,152

The accompanying notes are an integral part of these consolidated financial statements.

CHINA JO-JO DRUGSTORES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended March 31,
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(21,138,777)	$(3,198,366)	$(8,375,578)
Adjustments to reconcile net loss to net cash used in operating activities:
Bad debt direct write-off and provision	7,579,886	939,720	(706,862)
Depreciation and amortization	718,002	1,256,491	1,750,890
Impairment of long lived assets	-	148,795	228,506
Share-based compensation	10,360,000	-	3,941,600
Investment loss	2,316,994	-	-
Change in fair value of purchase option derivative liability	-	-	(64,090)
Change in operating assets and liabilities:
Accounts receivable, trade	(2,531,755)	(2,657,283)	(3,307,946)
Notes receivable	(20,861)	40,260	21,539
Inventories and biological assets	(522,550)	1,523,098	(3,615,017)
Other receivables	(958,671)	(1,927,692)	468,967
Advances to suppliers	201,984	(171,783)	1,893,857
Long term deposit	589,653	(159,508)	26,910
Other current assets	331,426	376,134	1,004,448
Other noncurrent assets	(30,483)	62,394	38,142
Accounts payable, trade	1,765,488	(3,558,050)	6,380,115
Other payables and accrued liabilities	(1,341,447)	99,132	(183,111)
Customer deposits	(1,035,456)	678,601	368,690
Taxes payable	433,054	1,162,084	66,648
Net cash used in operating activities	(3,283,513)	(5,385,973)	(62,292)

CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of financial assets available for sale	-	-	75,973
Acquisition of equipment and building	(118,272)	(89,960)	(126,766)
Investment in a joint venture	(4,379)	-	(1,470,119)
Purchases of intangible assets	(12,774)	(7,012)	(97,802)
Additions to leasehold improvements	(180,672)	(209,166)	(379,611)
Net cash used in investing activities	(316,097)	(306,138)	(1,998,325)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loan	-	-	738,315
Repayment of short-term bank loan	-	(779,059)	(1,476,630)
Proceeds from third parties loan	-	-	-
Repayment of third parties loan	(1,811,558)	(2,613,965)	(2,395,629)
Proceeds from notes payable	57,965,013	65,370,181	48,292,231
Repayment of notes payable	(60,273,598)	(57,829,269)	(51,295,776)
Increase in financial liability	-	-	(73,832)
Exercise of warrants	-	-	77,500
Proceeds from issuance of shares and warrants in private placements	7,325,000	-	9,287,100
Proceeds from other payable-related parties	43,785	689,010	-
Repayment of other payable-related parties	(882,486)		(73,426)
Net cash provided by financing activities	2,366,156	4,836,898	3,079,853

EFFECT OF EXCHANGE RATE ON CASH	(2,535,479)	1,522,146	2,670,802

INCREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(3,768,933)	666,933	3,690,038
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year	35,339,577	34,672,644	30,982,606
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, end of year	$31,570,644	$35,339,577	$34,672,644

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$63,668	$3,955	$37,738
Cash paid for interest	64,943	262,218	455,187

NON-CASH ACTIVITIES：
Cashless exercise of warrants	$135,118	$-	$-

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

On September 17, 2009, the Company completed a share exchange transaction with Renovation Investment (Hong Kong) Co., Ltd. (“Renovation”), whereby 7,900,000 shares of ordinary shares were issued to the stockholders of Renovation in exchange for 100% of the capital stock of Renovation. The completion of the share exchange transaction resulted in a change of control. The share exchange transaction was accounted for as a reverse acquisition and recapitalization and, as a result, the consolidated financial statements of the Company (the legal acquirer) are, in substance, those of Renovation (the accounting acquirer), with the assets and liabilities, and revenues and expenses, of the Company being included effective from the date of the share exchange transaction. Renovation has no substantive operations of its own except for its holdings of Zhejiang Jiuxin Investment Management Co., Ltd. (“Jiuxin Management”), Zhejiang Shouantang Medical Technology Co., Ltd. (“Shouantang Technology”) and Hangzhou Jiutong Medical Technology Co., Ltd (“Jiutong Medical”), Hangzhou Jiuyi Medical Technology Co. Ltd. (“Jiuyi Technology”), its wholly-owned subsidiaries.

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

On July 30, 2021, China Jo-Jo Drugstores, Inc., a Nevada corporation (“CJJD”), completed a corporate reorganization (the “Reorganization” or “Redomicile Merger”), resulting in China Jo-Jo Drugstores Holdings, Inc., a company incorporated under the laws of the Cayman Islands (“CJJD Cayman”), becoming the publicly held parent company of CJJD, with CJJD merged with and into CJJD Cayman, pursuant to the Agreement and Plan of Merger, dated as of May 14, 2021, by and between CJJD and CJJD Cayman (the “Merger Agreement”). Prior to the Reorganization, shares of CJJD’s ordinary shares were registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and listed on the NASDAQ Capital Market under the symbol “CJJD.” As a result of the Reorganization, each issued and outstanding share of CJJD’s ordinary shares was converted into the right to receive one CJJD Cayman ordinary share, which shares were issued by CJJD Cayman as part of the Reorganization.

On April 7, 2022，the Company effected a 1-for-12 reverse stock split on its ordinary shares. Upon the effectiveness of the reverse stock split, every 12 shares of the Company’s issued and outstanding ordinary shares were automatically be converted into one issued and outstanding ordinary share. No fractional shares were issued as a result of the reverse stock split. Instead, any fractional shares that would have resulted from the split were rounded up to the next whole number. The reverse stock split affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding ordinary shares, except for adjustments that may result from the treatment of fractional shares.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Entity Name	Background	Ownership
Renovation	● Incorporated in Hong Kong SAR on September 2, 2008	100%

Jiuxin Management	● Established in the PRC on October 14, 2008 ● Deemed a wholly foreign owned enterprise (“WFOE”) under PRC law ● Registered capital of $14.5 million fully paid	100%

Shouantang Technology	● Established in the PRC on July 16, 2010 by Renovation with registered capital of $20 million ● Registered capital requirement reduced by the SAIC to $11 million in July 2012 and is fully paid ● Deemed a WFOE under PRC law ● Invests and finances the working capital of Quannuo Technology	100%

Qianhong Agriculture	● Established in the PRC on August 10, 2010 by Jiuxin Management ● Registered capital of RMB 10 million fully paid ● Carries out herb farming business	100%

Jiuzhou Pharmacy (1)	● Established in the PRC on September 9, 2003 ● Registered capital of RMB 5 million fully paid ● Operates the “Jiuzhou Grand Pharmacy” stores in Hangzhou	VIE by contractual arrangements (2)

Jiuzhou Clinic (1)	● Established in the PRC as a general partnership on October 10, 2003	VIE by contractual arrangements (2)

	● Operates a medical clinic adjacent to one of Jiuzhou Pharmacy’s stores

Jiuzhou Service (1)	● Established in the PRC on November 2, 2005 ● Registered capital of RMB 500,000 fully paid ● Operates a medical clinic adjacent to one of Jiuzhou Pharmacy’s stores	VIE by contractual arrangements (2)

Entity Name	Background	Ownership
Jiuxin Medicine	● Established in PRC on December 31, 2003 ● Acquired by Jiuzhou Pharmacy in August 2011 ● Registered capital of RMB 10 million fully paid ● Carries out pharmaceutical distribution services	VIE by contractual arrangements as a wholly-owned subsidiary of Jiuzhou Pharmacy (2)

Jiutong Medical	● Established in the PRC on December 20, 2011 by Renovation ● Registered capital of $2.6 million fully paid ● Currently has no operation	100%

Shouantang Bio	● Established in the PRC in October, 2014 by Shouantang Technology ● 100% held by Shouantang Technology ● Registered capital of RMB 1,000,000 fully paid ● Sells nutritional supplements under its own brand name	100%

Jiuyi Technology	● Established in the PRC on September 10, 2015 ● 100% held by Renovation ● Technical support to online pharmacy	100%

Kahamadi Bio	● Established in the PRC in May 2016 ● 49% held by Shouantang Bio ● Registered capital of RMB 10 million ● Develop brand name for nutritional supplements	49%

Linjia Medical	● Established in the PRC in September 27, 2017 ● 51% held by Jiuzhou Pharmacy ● Registered capital of RMB 20 million ● Operates local clinics	VIE by contractual arrangements as a controlled subsidiary of Jiuzhou Pharmacy (2)

Shouantang Clinic	● Established in the PRC in September 2, 2022 ● 100% held by Jiuzhou Pharmacy ● Registered capital of RMB 0.1 million ● Operates local clinics	VIE by contractual arrangements as a controlled subsidiary of Jiuzhou Pharmacy (2)

Jiuzhen Health	● Established in the PRC in November 11, 2022 ● 100% held by Jiuzhou Pharmacy ● Registered capital of RMB 0.1 million	VIE by contractual arrangements as a controlled subsidiary of Jiuzhou Pharmacy (2)

Hongtong Service	● Health care delivery ● Established in the PRC in May 12, 2022 ● 100% held by Jiuzhou Pharmacy ● Registered capital of RMB 0.1 million ● Daily service	VIE by contractual arrangements as a controlled subsidiary of Jiuzhou Pharmacy (2)

(1)	Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service had been under the common control of Mr. Lei Liu and Ms. Li Qi, the three shareholders (the “Owners”) since their respective establishment dates, pursuant to agreements among the Owners to vote their interests in concert as memorialized in a voting rights agreement. Based on such voting agreement, the Company has determined that common control exists among these three companies. The Owners have operated these three companies in conjunction with one another since each company’s respective establishment date. Jiuxin Medicine is also deemed under the common control of the Owners as a subsidiary of Jiuzhou Pharmacy.

(2)	To comply with certain foreign ownership restrictions of pharmacy and medical clinic operators, Jiuxin Management entered into a series of contractual arrangements with Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service on August 1, 2009. These contractual arrangements are comprised of five agreements: a consulting services agreement, an operating agreement, an equity pledge agreement, a voting rights agreement and an option agreement. Because such agreements obligate Jiuxin Management to absorb all of the risks of loss from the activities of Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service, and enable the Company (through Jiuxin Management) to receive all of their expected residual returns, the Company accounts for each of the three companies (as well as subsidiaries of Jiuzhou Pharmacy) as a variable interest entity (“VIE”) under the accounting standards of the Financial Accounting Standards Board (“FASB”). Accordingly, the financial statements of Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service, as well as the subsidiaries under the control of Jiuzhou Pharmacy, Jiuxin Medicine and Shouantang Bio are consolidated into the financial statements of the Company.

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

Liquidity and capital resources

As of March 31, 2023, we had cash of approximately $31.6 million and a working capital deficit of $2.1 million. During the year ended March 31, 2023, we had a net loss of approximately $21.1 million and net cash used in operating activities were $3.3 million. These factors raise substantial doubt about our ability to continue as a going concern. However, non-cash expenses such as stock-based compensation, bad debt direct write-off and provision, and investment loss accounts for approximately $10.4 million, $7.6 million and $2.3 million, respectively. Excluding these non-cash expenses, the net loss is approximately $0.8 million.

The Company’s accounts have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) on a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the financial statements. The Company’s ability to continue as a going concern depends upon aligning its sources of funding (debt and equity) with its expenditure requirements and repayment of the short-term debts as and when they become due.

In order to meet its capital demand, the Company strived to raise funds in the capital market, increase its credit line from the local banks, and improve its store performance in the near future.

In August and October 2022 the Company raised capital by issuing ordinary shares to private investors for a total proceeds of $4.7 million. In January, 2023, the Company closed a registered direct offering with gross proceeds of $2.6 million from its effective shelf registration statement.

The Company has a credit line agreement from a local bank as described in detail in Note 16. As of March 31, 2023, approximately $0.29 million of the aforementioned bank credit line was available for further borrowing. As the economy growth slows down, the national interest continues to decrease. local banks are encouraged to provide low interest rate loans to local enterprises.

The Company has also obtained additional government insurance reimbursement certificates for its stores opened in the last two years. In a mature store, nearly half of the revenue are generated by customers utilizing the government insurance program. With these certificates, mature stores are able to attract more customers who are eligible for the insurance program, and its sales may significantly increase in the next 12 months.

Based on the above factors, the Company believes it can support its operations for at least the next 12 months.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The significant estimates made in the preparation of the accompanying consolidated financial statements relate to the assessment of the carrying values of accounts receivable, related allowance for doubtful accounts, losses. Because of the use of estimates inherent in the financial reporting process, actual results could materially differ from those estimates.

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, restricted cash, accounts receivable, advances to suppliers, other current assets, accounts payable, due to related parties, other current liabilities, short-term bank loans and bank acceptance notes payable approximate their recorded values due to their short-term maturities. The fair value of longer term long-term bank loan and operating lease liabilities approximate their recorded values as their stated interest rates approximate the rates currently available.

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

Disaggregation of Revenue

The following table disaggregates the Company’s revenue by major source in each segment for the years ended March 31, 2023, 2022 and 2021:

	2023	2022	2021
For the year ended March 31,
Retail drugstores
Prescription drugs	$27,212,994	$28,503,283	$27,162,968
OTC drugs	32,358,339	35,658,864	30,524,057
Nutritional supplements	8,737,519	9,664,071	6,863,559
TCM	9,719,653	5,353,900	4,560,968
Sundry products	1,082,168	1,544,639	1,379,917
Medical devices	4,241,095	3,503,735	5,607,506
Total retail revenue	$83,351,768	$84,228,492	$76,098,975
Online pharmacy
Prescription drugs	$10,606,244	$10,331,652	$8,243,099
OTC drugs	13,870,953	11,473,177	7,559,585
Nutritional supplements	2,740,253	2,014,011	956,013
TCM	434,920	315,231	295,410
Sundry products	1,129,701	2,271,009	1,967,174
Medical devices	3,603,018	3,814,284	3,464,638
Total online revenue	$32,385,089	$30,219,364	$22,485,919
Drug wholesale
Prescription drugs	$21,617,636	$41,116,991	$27,477,087
OTC drugs	10,289,987	7,903,824	6,242,630
Nutritional supplements	310,909	424,210	151,657
TCM	458,502	241,828	218,758
Sundry products	64,422	93,338	28,377
Medical devices	333,663	164,508	431,230
Total wholesale revenue	$33,075,119	$49,944,699	$34,549,739
Total revenue	$148,811,976	$164,392,555	$133,134,633

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

The following represents a reconciliation of cash and cash equivalents in the consolidated balance sheets to total cash, cash equivalents and restricted cash in the consolidated statements of cash flows as of March 31, 2023 and 2022:

	March 31, 2023	March 31, 2022
Cash and cash equivalents	$18,807,936	$18,458,575
Restricted cash	12,762,708	16,881,002
Cash, cash equivalents and restricted cash	$31,570,644	$35,339,577

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

Credit loss roll forward

With the adoption of the current expected credit loss standard in 2020, the company estimates future expected losses on accounts receivable and other receivables over the remaining collection period of the instrument. The roll forward for the allowance for credit losses for the year end March 31, 2023, is as follows:

	For the year end March 31, 2023
	Account receivable	Other receivables	Total
Allowance for credit losses as of March 31, 2022	$2,478,648	1,924,887	$4,403,535
Credit loss expense	(165,342)	3,404,553	3,239,211
Ending allowance for credit losses	$2,313,306	5,329,440	$7,642,746

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

Impairment of long-lived assets

The Company evaluates long lived tangible and intangible assets for impairment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated future cash flows. Recoverability is measured by comparing the assets’ net book value to the related projected undiscounted cash flows from these assets, considering a number of factors including past operating results, budgets, economic projections, market trends and product development cycles. If the net book value of the asset exceeds the related undiscounted cash flows, the asset is considered impaired, and a second test is performed to measure the amount of impairment loss. In the year ended March 31, 2021, we evaluated the use rights of the forest land, which is currently used to cultivate Ginkgo trees. The forest rights certificate from the local village extends the life of the lease to January 31, 2060. Based on the evaluation of the forest land use rights, the Company recorded an impairment of $228,506. In the year ended March 31, 2022, we evaluated the use rights of the forest land, which is currently used to cultivate Ginkgo trees. Based on the evaluation of the forest land use rights, the Company recorded an impairment of $148,795. In the year ended March 31, 2023, we evaluated the use rights of the forest land, which is currently used to cultivate Ginkgo trees. Based on the evaluation of the forest land use rights, the Company did not record an impairment.

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

The accounting standards clarify the accounting and disclosure requirements for uncertain tax positions and prescribe a recognition threshold and measurement attribute for recognition and measurement of a tax position taken or expected to be taken in a tax return. The accounting standards also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. No significant penalties, uncertain tax provisions or interest relating to income taxes were incurred during the periods ended March 31, 2023 and 2022.

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

Share-based compensation

The Company complies with the accounting and disclosure requirement of ASC Topic 718, “Compensation – Stock Compensation.” Share-based compensation to employees and non-employees is recognized over the requisite service period based on the estimated grant-date fair value of the awards. Share-based awards with graded-vesting schedules are recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award. The Company recognizes the expense for share-based compensation awards subject to performance-based milestone vesting over the remaining service period when management determines that achievement of the milestone is probable. Management evaluates when the achievement of a performance-based milestone is probable based on the expected satisfaction of the performance conditions at each reporting date. Share-based compensation will be recognized in general and administrative expense in the consolidated statements of operations.

Advertising and promotion costs

Advertising and promotion costs are expensed as incurred and amounted to $491,684, $355,078 and $309,446 for the year ended March 31, 2023, 2022 and 2021, respectively. Such costs consist primarily of print and promotional materials such as flyers to local communities.

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

The balance sheet amounts, with the exception of equity, at March 31, 2023 and 2022 were translated at 1 USD to 6.8676 RMB and at 1 USD to 6.3393 RMB, respectively. The average translation rates applied to income and cash flow statement amounts for years ended March 31, 2023 and 2022 were at 1 USD to 6.8516 RMB and at 1 USD to 6.4180 RMB, respectively.

Recent Accounting Pronouncements

The Company’s management does not believe that any recently issued, but not yet effective, accounting standards updates, if currently adopted, would have a material effect on the accompanying consolidated financial statements.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

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

Concentrations and Credit Risk

Certain financial instruments, which subject the Company to concentration of credit risk, consist of cash and restricted cash. The Company has cash balances at financial institutions located in Hong Kong and PRC. Balances at financial institutions in Hong Kong may, from time to time, exceed Hong Kong Deposit Protection Board’s insured limits. Since March 31, 2015, balances at financial institutions and state-owned banks within the PRC are covered by insurance up to RMB 500,000 (USD 79,600) per bank. As of March 31, 2023 and March 31, 2022, the Company had deposits totaling $31,558,338 and $35,283,936 that were covered by such limited insurance, respectively. Any balance over RMB 500,000 (USD79,600) per bank in PRC will not be covered. To date, the Company has not experienced any losses in such accounts.

For the fiscal year ended March 31, 2023, four vendors collectively accounted for 51.8% of the Company’s total purchases and four suppliers accounted for more than 10% of total advances to suppliers. For the fiscal year ended March 31, 2022, two vendors collectively accounted for 40.2% of the Company’s total purchases and two suppliers accounted for more than 10% of total advances to suppliers.

For the fiscal year ended March 31, 2023, one customer accounted for more than 10% of the Company’s total sales but no customer accounted for more than 10% of total accounts receivable. For the fiscal year ended March 31, 2022, no customer accounted for more than 10% of the Company’s total sales or more than 10% of total accounts receivable.

NOTE 4 – TRADE RECEIVABLES

Trade receivables consisted of the following:

	March 31, 2023	March 31, 2022
Accounts receivable	$16,412,099	$19,215,143
Less: allowance for doubtful accounts	(2,313,306)	(2,478,648)
Accounts receivable, net	14,098,793	16,736,495
Note receivable	20,813	-
Trade receivables	$14,119,606	$16,736,495

For the years ended March 31, 2023 and 2022, $50,275 and $341,102 in accounts receivable were directly written off, respectively. As of March 31, 2023, $0 were pledged as collateral for borrowings from financial institutions. As of March 31, 2022, $505,348 were pledged as collateral for borrowings from financial institutions.

Note 5 – OTHER CURRENT ASSETS

Other current assets consisted of the following:

	March 31, 2023	March 31, 2022
Prepaid rental expenses (1)	$530,611	$847,682
Prepaid and other current assets	85,397	77,115
Total	$616,008	$924,797

(1)	The balance as of March 31, 2023 and March 31, 2022 includes short-term refundable rental security deposits.

Note 6 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	March 31, 2023	March 31, 2022
Building	$6,072,388	$6,578,445
Leasehold improvements	3,134,716	10,140,662
Farmland development cost	1,741,422	1,886,548
Office equipment and furniture	5,811,887	6,293,034
Motor vehicles	358,542	390,195
Total	17,118,955	25,288,884
Less: Accumulated depreciation	(10,265,513)	(16,888,971)
Impairment*	(1,752,178)	(2,477,734)
Property and equipment, net	$5,100,264	$5,922,179

*	The variance of impairment from March 31, 2022 to March 31, 2023 is solely caused by exchange rate variance.

Total depreciation expense for property and equipment was $625,739 and $1,148,198 for the year ended March 31, 2023 and 2022, respectively. There were no fixed assets impaired in the years ended March 31, 2023 and March 31, 2022.

Note 7 – LONG-TERM INVESTMENT

Long-term investment consists of the following:

	March 31, 2023	March 31, 2022
Kahamadi Bio (1)	$-	$-
Zhuoli Life (2)	1,680,337	4,416,891
Songlu Pharmaceutical(3)	87,367	94,648
Jiuzhou Digital (4)	4,368	-
Long-term investment	$1,772,072	$4,515,539

(1)	It represents 49% investment in Kahamadi Bio. The investment is recorded using the equity method. Kahamadi Bio suffered loss of $0 and $0 in the year ended March 31, 2023 and 2022.

(2)	It represents 39% investment in Zhejiang Zhuoli Life Service Co., LTD (“Zhuoli Service”), formerly known as Zhejiang Zhetong Medical Co., Ltd. Zhuoli Service was established in March 2020 to target potential acquisitions or to cooperate with local pharmacies. By attracting more funds from local investors, the Company expects to continue growing its local network in the future. In the year ended March 31, 2021, Jiuzhou Pharmacy injected funds of approximately $1,443,752 into Zhuoli Service. The investment is recorded using the equity method. Zhuoli Service suffered loss of $2,402,376 in the year ended March 31, 2023.

(3)	It represents 0.37% investment in Inner Mongolia Songlu Pharmaceutical Co. (“Songlu Pharmaceutical”). As of March 31, 2023, the amount of the investment reclassified to Long-term investment from financial assets available for sale. The investment is recorded based on cost method.

(4)	It represents 25.92% investment in Zhejiang Jiuzhou Digital Medicine Technology Co., LTD. In the year ended March 31, 2023, Jiuzhou Pharmacy injected funds of approximately $4,379 into Jiuzhou Digital. The investment is recorded based on equity method.

Note 8 – ADVANCES TO SUPPLIERS

Advances to suppliers consist of deposits, with or advances to, outside vendors for future inventory purchases. Most of the Company’s suppliers require a certain amount of money to be deposited with them as a guarantee that the Company will receive its purchase on a timely basis. This amount is refundable and bears no interest. As of March 31, 2023 and March 31, 2022, advance to suppliers consist of the following:

	March 31, 2023	March 31, 2022
Advance to suppliers	$362,047	$610,526
Less: reserve for vendor non-performance on advances	(219,630)	(38,949)
Advance to suppliers, net	$142,417	$571,577

Note 9 – INVENTORY

Inventory consisted of finished goods, valued at $15,309,100 and $16,020,140 as of March 31, 2023 and March 31, 2022, respectively. The Company constantly monitors its potential obsolete products and is allowed to return products close to their expiration date to its suppliers. Any loss on damaged items is immaterial and will be recognized immediately. As a result, no reserves were made for inventory as of March 31, 2023 and March 31, 2022.

Note 10 – FARMLAND ASSETS

Farmland assets consist of ginkgo trees planted in 2012 and expected to be harvested and sold in several years. As of March 31, 2023 and March 31, 2022, farmland assets are valued as follows:

	March 31,	March 31,
	2023	2022
Farmland assets	$2,287,836	$2,478,498
Less: Impairment*	(1,621,115)	(1,756,214)
Farmland assets, net	$666,721	$722,283

*	In the year ended March 31, 2023, we evaluated the use rights of the forest land, which is currently used to cultivate Ginkgo trees. Based on the evaluation of the forest land use rights, the Company did not record an impairment. In the year ended March 31, 2022, based on the evaluation of the forest land use rights, the Company recorded an impairment of $148,795.

Note 11 – LONG TERM DEPOSITS

As of March 31, 2023 and March 31, 2022, long term deposits amounted to $1,038,125 and $1,761,945, respectively. Long term deposits are sums deposited with, or advanced to, landlords for the purpose of securing retail store leases that the Company does not anticipate applying or being returned within the next twelve months. Most of the Company’s landlords require a minimum payment of nine months’ rent, paid up front, plus additional deposits.

Note 12 – OTHER NONCURRENT ASSETS

Other noncurrent assets consisted of the following:

	March 31, 2023	March 31, 2022
Forest land use rights*	$691,537	$770,057
Others	98,519	52,893
Total	$790,056	$822,950

*	The prepayment for lease of forest land use rights is made to a local government in connection with an operating land lease agreement. The land is currently used to cultivate Ginkgo trees. The forest rights certificate from the local village extends the life of the lease to January 31, 2060.

The amortization of the prepayment for the lease of land use right was approximately $19,328 and $54,947 for the years ended March 31, 2023 and 2022, respectively.

The Company’s amortizations of the prepayment for lease of land use right for the next five years and thereafter are as follows:

Years ending March 31,	Amount
2023	$19,328
2024	19,328
2025	19,328
2026	19,328
2027	19,328
Thereafter	594,897

Note 13 – Leases

The Company leases most of its retail stores and corporate offices under operating leases, typically with initial terms of 3 to 10 years. Usually within one to three months prior to the expiration date of a lease, the Company is required to notify the lessor and has a priority to continue renting the lease property if a lessor intends to lease property. The lease itself does not have restriction or covenants. If both parties agree to continue, a new lease contract with new lease terms has to been signed by both parties. Usually the rent may increase year by year based on the lease contract. Sublease is typically not allowed. Any damage, if made by the lessee, to the property and equipment within the property has to been fixed or reimbursed by the lessee. The Company does not have any leases entered into but which have not yet commenced. The net lease cost for the year ended March 31, 2023 is $8,075,465. The Company does not have finance lease according to the definition of ASU 2016-02, Leases (Topic 842). Supplemental cash flow information related to leases for the year ended March 31, 2023 is as follows:

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows paid for operating leases	$8,075,465
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	-

Supplemental balance sheet information related to leases as of March 31, 2023 is as follows:

Operating leases:
Operating lease right-of-use assets	$13,924,826

Current portion of operating lease liabilities	$5,131,373
Long-term operating lease liabilities	7,768,216
Total operating lease liabilities	$12,899,589

Weighted average remaining lease term
Operating leases	2.2

The following table summarizes the maturity of lease liabilities under operating leases as of March 31, 2023:

Operating
For the year ending March 31,	Leases
2024	$5,644,435
2025	4,363,688
2026	2,554,956
2027	1,143,259
2028	560,213
Thereafter	819,920
Total lease payments	15,086,471
Less: imputed interest	(2,186,882)
Total lease liabilities	$12,899,589

Note 14 – INTANGIBLE ASSETS

Net intangible assets consisted of the following at:

	March 31, 2023	March 31, 2022
License (1)	$2,354,534	$2,550,755
Software (2)	1,172,465	1,256,369
Land use rights (3)	1,419,936	1,538,269
Total intangible assets	4,946,935	5,345,393
Less: accumulated amortization	(1,114,028)	(1,107,149)
Less: impairment (4)	(637,159)	(690,258)
Intangible assets, net	$3,195,748	$3,547,986

Amortization expense of intangibles amounted to $ 92,263 and $108,293 for the years ended March 31, 2023 and 2022, respectively.

(1)	This represents the fair value of the licenses of insurance applicable drugstores acquired from a variety of drugstores such as Sanhao Pharmacy and several local stores. The licenses allow patients to pay by using insurance cards at stores. The stores are reimbursed from the Human Resource and Social Security Department of Hangzhou City. In 2014, the Company acquired Sanhao Pharmacy, a drugstore chain. In September 2017, the Company acquired several new stores for the purpose of the Municipal Social Medical Reimbursement Qualification Certificates. On January 9, 2020, the Company acquired a local drugstore chain. The acquired drugstores ceased their stores’ business and liquidate all of the stores’ accounts after Jiuzhou Pharmacy acquired them. In March 2020, the drugstore chain has dissolved and its certificates were transferred to new stores opened at the same time. In the year ended March 31, 2021, the Company acquired four single drugstores which have been liquidated after the acquisition. Jiuzhou Pharmacy then opened four new stores with the four licenses of local government medical insurance reimbursement program.

(2)	They are primarily the SAP ERP system, the Internet Clinic Diagnosis Terminal system and the Chronic Disease Management system. In 2017, we have installed a leading ERP system, SAP from Germany. SAP is a well-known management system used by many fortune 500 companies. It is being amortized over three years since its installation. In 2020, we have installed an internet Clinic Diagnosis System used to strengthen our ability to perform online diagnosis which may increase more customer spending and a Chronic Disease Management System used to better manage and monitor our members’ health.

(3)	In July 2013, the Company purchased the land use rights of a plot of land in Lin’an, Hangzhou, intended for the establishment of an herb processing plant in the future. However, as the Company’s farming business in Lin’an has not grown, the Company does not expect completion of the plant in the near future.

(4)	In the year ended March 31, 2020, the Company evaluated the licenses of insurance applicable drugstores acquired in the past based on the discounted positive cash value. Due to the stricter government insurance policy in the fourth quarter of fiscal year 2020, the value of these licenses has declined. As a result, the Company recorded an impairment in the fourth quarter of fiscal 2020.

Note 15 – NOTES PAYABLE

The Company has credit facilities with Hangzhou United Bank (“HUB”), Bank of Hangzhou (“BOH”), and China Merchant Bank (“CMB”) that provided working capital in the form of the following bank acceptance notes. Usually, the Company applies to issue a note, which is guaranteed by the bank, to its supplier to pay off its debt in a future date. Before the payment date, the bank will ask the Company to inject cash into the bank. On the payment date, the bank will pay the amount to whoever legally holds the note. As of at March 31, 2023 and March 31, 2022, the balances of notes payable are as follow:

		Origination	Maturity	March 31,	March 31,
Beneficiary(1)	Endorser	date	date	2023	2022
Jiuzhou Pharmacy	HUB	10/18/21	04/18/22	$-	$2,879,656
Jiuzhou Pharmacy	HUB	11/12/21	05/12/22	-	5,891,074
Jiuzhou Pharmacy	HUB	11/23/21	05/23/22	-	378,591
Jiuzhou Pharmacy	HUB	11/29/21	05/29/22	-	901,519
Jiuzhou Pharmacy	HUB	12/14/21	06/14/22	-	865,098
Jiuzhou Pharmacy	HUB	12/24/21	06/24/22	-	1,954,002
Jiuzhou Pharmacy	HUB	12/29/21	06/30/22	-	3,692,661
Jiuzhou Pharmacy	HUB	02/16/22	08/17/22	-	4,141,923
Jiuzhou Pharmacy	HUB	03/17/22	09/17/22	-	5,299,449
Jiuzhou Pharmacy	BOH	03/23/22	09/23/22	-	297,747
Jiuxin Medicine	HUB	10/18/21	04/18/22	-	550,534
Jiuxin Medicine	HUB	12/14/21	06/14/22	-	2,497,906
Jiuxin Medicine	HUB	12/29/21	06/30/22	-	3,050,179
Jiuxin Medicine	HUB	03/17/22	09/17/22	-	1,788,683
Jiuzhou Pharmacy	HUB	10/19/22	04/19/23	3,289,434	-
Jiuzhou Pharmacy	HUB	10/20/22	04/19/23	36,403	-
Jiuzhou Pharmacy	HUB	11/17/22	05/17/23	5,576,213
Jiuzhou Pharmacy	HUB	12/16/22	06/16/23	1,207,565	-
Jiuzhou Pharmacy	HUB	12/26/22	06/27/23	659,883	-
Jiuzhou Pharmacy	HUB	12/28/22	06/29/23	2,654,696	-
Jiuzhou Pharmacy	HUB	01/16/23	07/16/23	346,545	-
Jiuzhou Pharmacy	HUB	02/27/23	08/27/23	3,242,559	-
Jiuzhou Pharmacy	HUB	03/20/23	09/20/23	4,573,664	-
Jiuzhou Pharmacy	HUB	03/23/23	09/23/23	440,391	-
Jiuxin Medicine	HUB	11/17/22	05/17/23	1,303,221	-
Jiuxin Medicine	HUB	12/16/22	06/16/23	3,704,790	-
Jiuxin Medicine	HUB	12/21/22	06/21/23	200,741	-
Jiuxin Medicine	HUB	12/29/22	06/29/23	1,215,854	-
Jiuxin Medicine	HUB	03/20/23	09/20/23	803,817	-
Total				$29,255,776	$34,189,022

(1)	As of March 31, 2023, the Company had $29,255,776 (RMB 200,916,968) of notes payable from HUB. The Company is required to hold restricted cash in the amount of $12,217,616 (RMB 83,905,700 ) with HUB as collateral against these bank notes. Included in the restricted cash is a total of $4,732,366 three-year deposit (RMB32,500,000) deposited into HUB as a collateral for current and future notes payable from HUB. As of March 31, 2022, the Company had $34,189,022 (RMB 216,734,469) of notes payable from HUB and BOH. The Company is required to hold restricted cash in the amount of $16,786,296 (RMB 106,413,368) with HUB and BOH as collateral against these bank notes. Included in the restricted cash is a total of $9,070,402 three-year deposit (RMB57,500,000) deposited into HUB as a collateral for current and future notes payable from HUB.

As of March 31, 2023, the Company had a credit line of approximately $17.33 million in the aggregate from HUB. By putting up a three-year deposit of $4.73 million and the restricted cash of $7.49 million deposited in the banks, the total credit line was $29.55 million. As of March 31, 2023, the Company had approximately $29.26 million of bank notes payable and approximately $0.29 million bank credit line was still available for further borrowing. The bank notes are secured by three shops of Jiuzhou Pharmacy and guaranteed by the Company’s major shareholders.

Note 16 – LOAN PAYABLE

On August 2, 2019 and December 11, 2019, the Company borrowed $717,810 and $6,460,290 from Haihui Commercial Factoring (Tianjin) Co. Ltd. (“Haihui Commercial”), respectively. After deducting processing fee and deposits which are refundable at the end of loan period, the Company received $617,317 and $5,878,864 respectively. The Company is required to pledge accounts receivable of three drugstores to Haihui Commercial. The Company has an option to pay off the debts earlier than the repayment schedule upon approval from Haihui Commercial. As of March 31, 2023, the full amount has been repaid to Haihui Commercial.

Note 17 – TAXES

Income tax

Income tax expense includes a provision for federal, state and foreign taxes based on the annual estimated effective tax rate applicable to the Company and its subsidiaries, adjusted for items which are considered discrete to the period.

The effective tax rates on income before income taxes for the year ended March 31, 2023 was (1.9)%. The (1.9)% rate adjustments for the year ended March 31, 2023 represent expenses that primarily include stock option expenses and legal, accounting and other expenses incurred by the Company that are not deductible for PRC income tax. The effective tax rate is based on forecasted annual results and these amounts may fluctuate significantly through the rest of the year as a result of the unpredictable impact of COVID-19 on the Company’s operating activities.

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

The effective tax rate on income before income taxes for the year ended March 31, 2021 was (0.4)%. The (0.4)% rate adjustments for the year ended March 31, 2021 represent expenses that primarily include stock option expenses and legal, accounting and other expenses incurred by the Company that are not deductible for PRC income tax. The effective tax rate is based on forecasted annual results and these amounts may fluctuate significantly through the rest of the year as a result of the unpredictable impact of COVID-19 on the Company’s operating activities.

A reconciliation of the income tax provision at the federal statutory rate and the effective rate is as follows:

	For the year ended March 31
	2023	2022	2021
U.S. Statutory rates	21.0%	21.0%	21.0%
Foreign income not recognized in the U.S.	(21.0)	(21.0)	(21.0)
China income taxes	25.0	25.0	25.0
Change in valuation allowance	(25.0)	(25.0)	(25.0)
Non-deductible expenses-permanent difference	(1.9)	(52.4)	(0.4)
Effective tax rate	(1.9)%	(52.4)%	(0.4)%

The Company has recorded $0 unrecognized benefit as of March 31, 2023. On the information currently available, the Company does not anticipate a significant increase or decrease to its unrecognized benefit within the next 12 months.

Note 18 – POSTRETIREMENT BENEFITS

Regulations in the PRC require the Company to contribute to a defined contribution retirement plan for all permanent employees. The contribution for each employee is based on a percentage of the employee’s current compensation as required by the local government. The Company contributed $1,284,218, $1,301,315 and $1,076,811 in employment benefits and pension for the years ended March 31, 2023, 2022 and 2021, respectively.

Note 19 – RELATED PARTY TRANSACTIONS AND ARRANGEMENTS

Amounts payable to related parties are summarized as follows:

	March 31, 2023	March 31, 2022
Due to a director and CEO (1) :	$683,560	$1,561,244

(1)	Due to foreign exchange restrictions, the Company’s director and CEO, Mr. Lei Liu personally lent U.S. dollars to the Company to facilitate its payments of expenses in the United States.

The Company leases a retail space from Mr. Lei Liu. The lease expires in September 2025. Rent expenses totaled $112,681 and $28,850 for the twelve months ended March 31, 2023 and 2022, respectively. The amounts owed under the lease for the twelve months ended March 31, 2023 were paid to Mr. Liu as of March 31, 2023.

Note 20 – SHAREHOLDER’S EQUITY

Ordinary shares

On April 7, 2022, the Company effected a 1-for-12 reverse stock split on its ordinary shares. Upon the effectiveness of the reverse stock split, every 12 shares of the Company’s issued and outstanding ordinary shares were automatically be converted into one issued and outstanding ordinary share. No fractional shares were issued as a result of the reverse stock split. Instead, any fractional shares that would have resulted from the split were rounded up to the next whole number. The reverse stock split affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding ordinary shares, except for adjustments that may result from the treatment of fractional shares.

On August 3, 2022, the Company closed a private placement of 1,000,000 shares of ordinary shares at $1.50 per share with gross proceeds of $1,500,000.

On October 11, 2022, the Company closed a private placement of 3,200,000 shares of ordinary shares at $1.00 per share with gross proceeds of $3,200,000.

On January 20, 2023, the Company closed a registered direct offering of 1,750,000 shares of ordinary shares at $1.50 per share with gross proceeds of $2,625,000 from its effective shelf registration statement.

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

Concurrent with the private placement of ordinary shares that closed on August 3, 2022, the Company issued to several investors in a private placement warrants to purchase up to 1,000,000 shares of ordinary shares at an exercise price of $1.50. The warrant became exercisable on August 3, 2022 and valid for thirty-six months. As the Comany completed another private placement on October 11, 2022 at a share purchase price of $1.00 as described below, the warrant exercise price was adjusted to $1.00 based on the anti-dilutive term in the Warrants Form. On December 12, 2022, the investors chose to cashless exercise all their warrants for a total of 842,272 ordinary shares

Concurrent with the private placement of ordinary shares that closed on October 11, 2022, the Company issued to several investors in a private placement warrants to purchase up to 9,600,000 shares of ordinary shares at an exercise price of $1.66. The warrant became exercisable on October 11, 2022 and and valid for thirty-six months. On December 12, 2022, the investors chose to cashless exercise all the warrants for a total of 7,086,432 ordinary shares..

Concurrent with the registered direct offering of ordinary shares that closed on January 20, 2023, the Company issued to several investors warrants to purchase up to 5,250,000 shares of ordinary shares at an exercise price of $2.50. The warrant became exercisable on January 20, 2023 and valid for thirty-six months. On February 13, 2023. the investors chose to cashless exercise all the warrants for a total of 3,331,146 ordinary shares.

Share-based compensation

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

On April 28, 2022, the Company granted a total of 850,000 shares of restricted ordinary shares to its key employees in its retail drugstores and online pharmacy under the Company’s 2010 Equity Incentive Plan, as amended (the “Plan”). The stock awards vested on the grant date. Each stock is valued at $2.02 per share, the adjusted closing price of April 28, 2022. All $1,717,000 of such expense has been recorded as a service compensation expense in the year ended March 31, 2023.

On December 19, 2022, the Company granted a total of 2,150,000 shares of restricted ordinary shares to its key employees in its retail drugstores and online pharmacy under the Company’s 2010 Equity Incentive Plan, as amended (the “Plan”). The stock awards vested on the grant date. Each stock is valued at $4.02 per share, the adjusted closing price of December 19, 2022. All $8,643,000 of such expense has been recorded as a service compensation expense in the year ended March 31, 2023.

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

Appropriations to the Reserve Fund are accounted for as a transfer from unrestricted earnings to statutory reserves. During the years ended March 31, 2023 and 2022, the Company did not make appropriations to statutory reserves.

There are no legal requirements in the PRC to fund the Reserve Fund by transfer of cash to any restricted accounts, and the Company does not do so.

Note 21 – NET LOSS PER SHARE

The Company reports earnings per share in accordance with the provisions of the FASB’s related accounting standard. This standard requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings per share excludes dilution, but includes vested restricted stocks and is computed by dividing income available to ordinary sharesholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares.

The following is a reconciliation of the basic and diluted earnings per share computation:

	For the Years Ended March 31,
	2023	2022	2021
Net loss attributable to controlling interest	$(21,138,525)	$(3,192,119)	$(8,119,862)
Weighted average shares used in basic computation	10,196,552	3,479,316	3,398,397
Diluted effect of stock options and warrants
Weighted average shares used in diluted computation	10,196,552	3,479,316	3,398,397
Loss per share – Basic:
Net loss before noncontrolling interest	$(2.07)	$(0.92)	$(2.39)
Add: Net loss attributable to noncontrolling interest	$-	$-	$-
Net loss attributable to controlling interest	$(2.07)	$(0.92)	$(2.39)
Loss per share – Diluted:
Net income before noncontrolling interest	$(2.07)	$(2.39)	$(2.16)
Add: Net loss attributable to noncontrolling interest	$-	$-	$-
Net loss attributable to controlling interest	$(2.07)	$(2.39)	$(2.16)

For the year ended March 31, 2023, 562,501 shares underlying outstanding purchase warrants to several investors, and 45,000 shares underlying outstanding purchase warrrants to an investment placement agent were excluded from the calculation of diluted loss per share as the options were anti-dilutive.

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

The following table presents summarized information by segment of the continuing operations for the year ended March 31, 2023:

	Retail drugstores	Online Pharmacy	Drug wholesale	Herb farming	Total
Revenue	$83,351,768	$32,385,089	$33,075,119	$-	$148,811,976
Cost of goods	56,551,607	28,506,228	29,473,677	-	114,531,512
Gross profit	$26,800,161	$3,878,861	$3,601,442	$-	$34,280,464
Selling expenses	23,644,339	4,266,799	1,266,025	-	29,177,163
General and administrative expenses	13,800,110	439,667	1,425,852	3,055	15,668,684
Stock based compensation	10,360,000	-	-	-	10,360,000
Loss from operations	$(21,004,288)	$(827,605)	$909,565	$(3,055)	$(20,925,383)
Depreciation and amortization	$686,777	$-	$31,225	$-	$718,002
Total capital expenditures	$303,312	$-	$704	$-	$304,016

The following table presents summarized information by segment of the continuing operations for the year ended March 31, 2022:

	Retail drugstores	Online Pharmacy	Drug wholesale	Herb farming	Total
Revenue	$84,228,492	$30,219,364	$49,944,699	$-	$164,392,555
Cost of goods	57,290,850	26,621,314	43,961,351	-	127,873,515
Gross profit	$26,937,642	$3,598,050	$5,983,348	$-	$36,519,040
Selling expenses	25,186,258	3,972,465	1,718,236	-	30,876,959
General and administrative expenses	6,736,566	285,062	1,136,092	29,456	8,187,176
Impairment of long-lived assets	-	-	-	148,795	148,795
Loss from operations	$(4,985,182)	$(659,477)	$3,129,020	$(178,251)	$(2,693,890)
Depreciation and amortization	$1,234,419	$-	$22,072	$-	$1,256,491
Total capital expenditures	$296,562	$-	$2,911	$-	$299,473

The following table presents summarized information by segment of the continuing operations for the year ended March 31, 2021:

	Retail drugstores	Online Pharmacy	Drug wholesale	Herb farming	Total
Revenue	$76,098,975	$22,485,919	$34,549,739	$-	$133,134,633
Cost of goods	53,093,226	20,146,730	30,650,868	-	103,890,824
Gross profit	$23,005,749	$2,339,189	$3,898,871	$-	$29,243,809
Selling expenses	21,975,048	2,770,997	2,208,869	-	26,954,914
General and administrative expenses	9,088,152	288,890	1,487,303	33,284	10,897,629
Impairment of long-lived assets	-	-	-	228,506	228,506
Loss from operations	$(8,057,451)	$(720,698)	$202,699	$(261,790)	$(8,837,240)
Depreciation and amortization	$1,709,049	$-	$41,841	$-	$1,750,890
Total capital expenditures	$392,788	$-	$-	$-	$392,788

The Company does not have long-lived assets located outside the PRC. In accordance with the enterprise-wide disclosure requirements of FASB’s accounting standard, the Company’s net revenue from external customers through its retail drugstores by main product category for the years ended March 31, 2023, 2022 and 2021 were as follows:

	For the years ended
	March 31,
	2023	2022	2021
Prescription drugs	$27,212,994	$28,503,283	$27,162,968
OTC drugs	32,358,339	35,658,864	30,524,057
Nutritional supplements	8,737,519	9,664,071	6,863,559
TCM	9,719,653	5,353,900	4,560,968
Sundry products	1,082,168	1,544,639	1,379,917
Medical devices	4,241,095	3,503,735	5,607,506
Total	$83,351,768	$84,228,492	$76,098,975

The Company’s net revenue from external customers through online pharmacy by main product category is as follows:

	For the years ended
	March 31,
	2023	2022	2021
Prescription drugs	$10,606,244	$10,331,652	$8,243,099
OTC drugs	13,870,953	11,473,177	7,559,585
Nutritional supplements	2,740,253	2,014,011	956,013
TCM	434,920	315,231	295,410
Sundry products	1,129,701	2,271,009	1,967,174
Medical devices	3,603,018	3,814,284	3,464,638
Total	$32,385,089	$30,219,364	$22,485,919

The Company’s net revenue from external customers through wholesale by main product category is as follows:

	For the years ended
	March 31,
	2023	2022	2021
Prescription drugs	$21,617,636	$41,116,991	$27,477,087
OTC drugs	10,289,987	7,903,824	6,242,630
Nutritional supplements	310,909	424,210	151,657
TCM	458,502	241,828	218,758
Sundry products	64,422	93,338	28,377
Medical devices	333,663	164,508	431,230
Total	$33,075,119	$49,944,691	$34,549,739

Note 23 – SUBSEQUENT EVENTS

On April 18, 2023, the Company entered into a definitive agreement with an institutional investor (the “Investor”) providing for the issuance of 2,258,888 ordinary shares, at a purchase price of $3.10 per share, in a registered direct offering for aggregate gross proceeds of approximately $7 million. The offering was terminated on April 19, 2023.