Form 20-F
period 2024-03-31
China Jo-Jo Drugstores, Inc.
filed 2024-07-30
CIK 1856084

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended March 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________

Commission file number: 001-40724

China Jo-Jo Drugstores, Inc.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

Cayman Islands	Renxin Yaju Building 5 Floor 4 Gong Shu District Hangzhou City, Zhejiang Province People’s Republic of China, 310008
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Lei Liu

Renxin Yaju Building 5 Floor 4 Gong Shu District

Hangzhou City, Zhejiang Province

People’s Republic of China, 310008

Tel: +86-571-88219579

(Name, telephone, Email and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.24 per share	CJJD	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

none

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

none

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report. 1,743,362 Ordinary Shares and 0 Preferred Shares outstanding as of March 31, 2024.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3. KEY INFORMATION.

China Jo-Jo Drugstores, Inc. (“CJJD”, the “Company”, “we”, “our”, or “us”) is not a Chinese operating company but a holding company incorporated in the Cayman Islands. The Cayman Islands holding company has no material operations of its own. The operations are conducted through our operating entities established in the PRC, including the VIEs. We do not have any equity ownership in the business of the VIEs. Instead, we receive the economic benefits of the VIEs, are the primary beneficiary for accounting purposes, and consolidate VIEs’ financial statements through the VIE Agreements to the extent we have satisfied the conditions for consolidation of the VIEs under U.S. GAAP.. The VIE structure is used to provide contractual exposure to foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and that investors may never directly hold equity interests in the Chinese operating entities.

We are subject to certain legal and operational risks associated with the VIEs’ operations in China. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in the VIEs’ operations, significant depreciation of the value of our ordinary shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors. Rules and regulations in China can change quickly with little advance notice. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact of such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange. The Chinese regulatory authorities could disallow our structure, which could result in a material change in our operations and the value of our securities could decline or become worthless. Our current corporate structure and business operations and the market price of our ordinary shares may be affected by the newly enacted PRC Foreign Investment Law which does not explicitly classify whether VIEs that we have contractual arrangements with would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. Because we do not have ownership of the VIEs, we must rely on the shareholders of these VIEs to comply with their contractual obligations. The approval of PRC regulatory agencies may be required in connection with this offering under a PRC regulation or any new laws, rules or regulations to be enacted, and if required, we may not be able to obtain such approval.

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

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with China-based operating companies before their registration statements will be declared effective. On August 1, 2021, the China Securities Regulatory Commission (the “CSRC”) stated in a statement that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of Chinese companies and the recent regulatory development in China, and that both countries should strengthen communications on regulating China-related issuers. To the best knowledge of this Company, as of the date of this annual report, current Chinese laws and regulations do not forbid us from issuing securities overseas. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which took effect on March 31, 2023. The Company will need to file accordingly with the CSRC within 3 working days after any future offering is completed. “Item 3. Key Information - D. Risk Factor – Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with significant China-based operations, all of which could increase our compliance costs, subject us to additional disclosure requirements. In addition, uncertainties with respect to the PRC legal system could adversely affect us” for more details.

On May 20, 2020 and on December 2, 2020, the U.S. Senate passed and the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act (“HFCAA”) requiring a foreign company to certify it is not owned or controlled by a foreign government if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the Company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law. The PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”) which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and that as a result, the time before our securities may be prohibited from trading or delisted would be reduced. On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China. The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates. On December 15, 2022, the PCAOB issued a new Determination Report which: (1) vacated the December 16, 2021 Determination Report; and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. The December 15, 2022 Determination Report cautions, however, that authorities in the PRC might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination. Our auditor is headquartered in Irvine, California and will be inspected by the PCAOB on a regular basis. Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Please see “Item 3. Key Information - D. Risk Factor – Our auditor, YCM CPA Inc., is headquartered in California, and is subject to inspection by the PCAOB on a regular basis. To the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for our company become located in China, the PCAOB may not be able inspect such audit documentation and, as such, you may be deprived of the benefits of such inspection and our ordinary shares could be delisted from the stock exchange pursuant to the Holding Foreign Companies Accountable Act” for more details.

The following diagram illustrates our current corporate structure as of July 30, 2024:

Cash Transfer

Our holding company, subsidiaries and the consolidated VIEs usually operate independently and transfer funds upon capital raising. We raised capital of $17.5 million in our IPO in April 2010. In addition, we raised capital for a total amount of $39.863 million from 2015 to 2024 through various financings. Renovation Investment (HK) Co., Ltd. (“Renovation”), our Hong Kong intermediate holding subsidiary, received funds from our investors in these financings. After receiving the proceeds, Renovation typically invested these funds into Jiuxin Management, a WFOE, which then exchanged the currency of the proceeds from U.S. dollar into Chinese Yuan (“RMB”) upon the approval from local banks. Additionally, Renovation lent funds to Jiuxin Management. As of the date of this annual report, the total amount invested in and lent to Jiuxin Management is approximately $27.5 million and $8.7 million, respectively. Jiuxin Management then distributed the RMB as loans to the operating entities including Jiuzhou Pharmacy, Jiuxin Medicine, Jiuzhou Service and Jiuzhou Clinic, which are the consolidated VIEs. As of the date of this annual report, Jiuxin Management has distributed a loan of approximately $18.58 million to Jiuzhou Pharmacy, a loan of approximately $1.03 million to Jiuzhou Service, a loan of approximately $0.20 million to Jiuzhou Clinic, a loan of approximately $1.01 million to Linjia Medical, a loan of approximately $0.14 to Shouantang Bio.

Additionally, Jiuxin Medicine is the major supplier to Jiuzhou Pharmacy and Jiuzhou Pharmacy transfers funds to pay off the debts owed to Jiuxin Medicine as a result of merchandise purchases. In the last three fiscal years, the annual amount of purchases by Jiuxin Medicine from Jiuzhou Pharmacy ranges from approximately $60 million to $80 million.

All the sales and purchases between Jiuxin Medicine and Jiuzhou Pharmacy are eliminated as internal transactions. Furthermore, the ending balances owed to/from the VIEs are eliminated in the balance sheets. Below are the sales and purchases between Jiuxin Medicine and Jiuzhou Pharmacy in last three fiscal years:

Years	Amount
Fiscal 2022	$80,712,044
Fiscal 2023	$87,124,074
Fiscal 2024	$76,989,329

Additional transfers between other VIEs and subsidiaries are as below:

		Amount
Transfer from	Transfer to	2022	2023	2024
Renovation	Jiuxin Management	$-	$1,000,000	$3,000,000
Jiuxin Management	Jiuzhou Pharmacy	582,736	3,809,289	692,414
Jiuxin Management	Jiuxin Medicine	779,059	3,853,155	(131)
Jiuxin Management	Qianhong Agriculture	30,496	2,627	3,907
Jiuxin Management	Shouantang Technology	-	821,706	(1,877,272)
Jiuzhou Pharmacy	Jiuzhou Service	342,822	(591,606)	3,545

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. The majority of the VIEs’ and their subsidiaries’ income is received in RMB and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from The State Administration of the Foreign Exchange (“SAFE”) in the PRC as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders. To the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of such entities, their subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets.

Supplemental Financial Information Related to the VIEs

The following tables present supplemental information provided in the form of condensed consolidated statements of operations, condensed consolidated balance sheets and condensed consolidated cash flows for China Jo-Jo Drugstores, Inc., the primary beneficiaries of the VIEs, the VIEs, and other subsidiaries for the periods as of and for the dates presented.

Condensed Consolidated Statements of Operations

	Year Ended March 31, 2024
	PARENT	SUBSIDIARIES	VIE	Eliminations	Consolidated
Revenue	$-	$123,994,053	$107,536,353	$(76,989,329)	$154,541,077
Cost of revenue	-	118,779,423	81,642,435	(76,989,329)	123,432,529
Gross profit	-	5,214,630	25,893,918	-	31,108,548
Operating Expenses	5,676	4,769,364	31,057,131	(1,189,060)	34,643,111
Loss from operations	(5,676)	445,266	(5,163,213)	1,189,060	(3,534,563)
Other income, net	(808)	(1,194,566)	558,557	-	(636,817)
Provision for income tax	-	(41,363)	104,225	-	62,862
Net loss	$(6,484)	(707,937)	(4,708,881)	1,189,060	(4,234,242)

	Year Ended March 31, 2023
	PARENT	SUBSIDIARIES	VIE	Eliminations	Consolidated
Revenue	$-	$-	$235,936,050	$(87,124,074)	$148,811,976
Cost of revenue	-	(1,739)	201,729,210	(87,195,959)	114,531,512
Gross profit	-	1,739	34,206,840	71,885	34,280,464
Operating Expenses	10,534,233	4,200,530	40,798,397	(327,313)	55,205,847
Loss from operations	(10,534,233)	(4,198,791)	(6,591,557)	399,198	(20,925,383)
Other income, net	(647)	(2,261,118)	2,442,912	-	181,147
Provision for income tax	-	-	394,541	-	394,541
Net loss	$(10,534,880)	(6,459,909)	(4,543,186)	399,198	(21,138,777)

	Year Ended March 31, 2022
	PARENT	SUBSIDIARIES	VIE	Eliminations	Consolidated
Revenue	$-	$181,179	$244,933,524	$(80,722,148)	$164,392,555
Cost of revenue	-	182,732	208,169,174	(80,478,391)	127,873,515
Gross profit	-	(1,553)	36,764,350	(243,757)	36,519,040
Operating Expenses	43,042	1,479,243	37,583,788	106,857	39,212,930
Loss from operations	(43,042)	(1,480,796)	(819,438)	(350,614)	(2,693,890)
Other income, net	(258)	(21,931)	617,439	-	595,250
Provision for income tax	-	247	1,099,479	-	1,099,726
Net loss	$(43,300)	(1,502,974)	(1,301,478)	(350,614)	(3,198,366)

Condensed Consolidated Balance Sheets

	Year Ended March 31, 2024
	PARENT	SUBSIDIARIES	VIE	Eliminations	Consolidated
Total assets	$55,336	$78,718,328	$64,561,889	$(48,278,463)	$95,057,090
Total liabilities	(58,302,810)	45,398,527	82,268,892	11,399,344	80,763,953
Current assets	55,336	20,931,574	51,313,687	(2,618,235)	69,682,362
Current liabilities	(58,302,810)	45,398,527	82,268,892	4,995,486	74,360,095
Working capital	58,358,146	(24,466,953)	(30,955,205)	(7,613,721)	(4,677,733)
Accumulated deficit	(27,677,819)	(22,005,227)	(20,755,517)	(3,068,683)	(73,507,246)
Total equity	58,358,146	33,319,801	(17,707,005)	(59,677,805)	14,293,137

	Year Ended March 31, 2023
	PARENT	SUBSIDIARIES	VIE	Eliminations	Consolidated
Total assets	$11,820	$49,799,950	$77,392,401	$(36,233,569)	$90,970,602
Total liabilities	(55,763,210)	24,027,715	94,103,563	11,935,382	74,303,450
Current assets	11,820	4,296,911	63,064,155	(2,890,096)	64,482,790
Current liabilities	(55,763,210)	24,027,715	94,103,563	4,167,166	66,535,234
Working capital	55,775,030	(19,730,804)	(31,039,408)	(7,057,262)	(2,052,444)
Accumulated deficit	(27,671,335)	(16,095,498)	(22,993,830)	(2,512,355)	(69,273,018)
Total equity	55,775,030	25,772,235	(16,711,162)	(48,168,951)	16,667,152

	Year Ended March 31, 2022
	PARENT	SUBSIDIARIES	VIE	Eliminations	Consolidated
Total assets	$46,700	$55,796,336	$90,528,406	$(39,987,233)	$106,384,209
Total liabilities	(48,578,210)	17,576,098	107,864,555	6,782,980	83,645,423
Current assets	46,700	12,676,793	71,423,189	(8,694,788)	75,451,894
Current liabilities	(48,578,210)	17,576,098	107,864,555	(2,414,047)	74,448,396
Working capital	48,624,910	(4,899,305)	(36,441,366)	(6,280,741)	1,003,498
Accumulated deficit	(17,136,455)	(5,669,391)	(24,496,890)	(831,757)	(48,134,493)
Total equity	48,624,910	38,220,238	(17,336,149)	(46,770,213)	22,738,786

Condensed Consolidated Cash Flows

	Year Ended March 31, 2024
	PARENT	SUBSIDIARIES	VIE	Eliminations	Consolidated
Net cash (used in)/provided by operating activities	$(2,596,084)	$2,966,213	$(5,644,328)	$2,118,760	$(3,155,439)
Net cash used in investing activities	-	(8,156)	(2,031,694)	-	(2,039,850)
Net cash (used in)/provided by financing activities	2,639,600	(5,113,399)	8,974,553	1,503,537	8,004,291
Effect of exchange rate on cash and cash equivalents	-	(57,264)	2,174,086	(3,622,297)	(1,505,475)
Net increase in cash and cash equivalents	43,516	(2,212,606)	3,472,617	-	1,303,527

	Year Ended March 31, 2023
	PARENT	SUBSIDIARIES	VIE	Eliminations	Consolidated
Net cash (used in)/provided by operating activities	$(7,359,880)	$(1,882,172)	$3,892,614	$2,065,925	$(3,283,513)
Net cash used in investing activities	-	-	(311,719)	(4,378)	(316,097)
Net cash (used in)/provided by financing activities	7,325,000	(1,320,030)	(3,223,285)	(415,529)	2,366,156
Effect of exchange rate on cash and cash equivalents	-	(948,967)	59,506	(1,646,017)	(2,535,478)
Net increase in cash and cash equivalents	(34,880)	(4,151,169)	417,117	-	(3,768,932)

	Year Ended March 31, 2022
	PARENT	SUBSIDIARIES	VIE	Eliminations	Consolidated
Net cash (used in)/provided by operating activities	$(43,300)	$3,283,202	$(10,638,849)	$2,012,974	$(5,385,973)
Net cash used in investing activities	-	(63,291)	(242,847)	-	(306,138)
Net cash (used in)/provided by financing activities	90,000	(6,256,428)	12,810,723	(1,807,397)	4,836,898
Effect of exchange rate on cash and cash equivalents	-	1,499,349	228,374	(205,577)	1,522,146
Net increase in cash and cash equivalents	46,700	(1,537,168)	2,157,401	-	666,933

Enforceability Of Civil Liabilities

We are an exempted company incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers, namely, Lei Liu, Chief Executive Officer and Chairman of the Board of Directors; Ming Zhao, Chief Financial Officer of the Company; Li Qi, Caroline Wang, Jiangliang He, Genghua Gu, Pingfan Wu, all of whom are directors of the Company, are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our company or these persons, or to bring an action against our company or against these persons in the United States, in the event that you believe that your rights have been infringed under the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against our company and its officers and directors. We have appointed Pryor Cashman LLP as our agent to receive service of process in the United States.

There is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against our company or its directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands against our company or its directors or officers, predicated upon the securities laws of the United States or any state in the United States.

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, € is not inconsistent with a Cayman Islands judgement of the same matter, (f) is not impeachable on grounds of fraud, and (g) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

It is our understanding that the PRC does not have treaties with the United States and many other countries providing for the reciprocal recognition and enforcement of judgments of courts and that there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of United States courts against our company or the directors or officers of our company predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Additionally, it is our understanding that it may be difficult for you to bring an original action against us or against our directors and officers who are nationals or residents of countries other than the United States in a PRC court in the event that you believe that your rights have been infringed under the U.S. federal securities laws, PRC laws, Cayman Islands laws or otherwise because we are incorporated under the laws of the Cayman Islands and it may be difficult for U.S. shareholders, by virtue only of holding our ordinary shares, to establish a connection to the PRC as required by the PRC Civil Procedures Law in order for a PRC court to have jurisdiction.

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

Summary of Risk Factors

Risks Relating to Our Business in General

●	We face significant competition, and if we do not compete successfully against existing and new competitors, our revenue and profitability could be materially and adversely affected.

●	The continued penetration of counterfeit products into the pharmaceutical market in China may damage our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

●	We have significant cash deposits with our suppliers and landlords, which we may not be able to recover in the event of bankruptcy by our suppliers or landlords or other events beyond our control.

●	If we are unable to optimize management of our procurement and distribution activities, we may be unable to meet customer demand while increasing the burden on managing our supply chain.

●	We depend substantially on the continuing efforts of the Key Personnel, and our business and prospects may be disrupted if we lose their services.

●	Our retail and wholesale operations require a number of permits and licenses in order to carry on their business.

Risks Relating to Our Pharmacy Operations

●	Our ability to grow our pharmacy business may be constrained by our inability to find suitable new store locations at acceptable prices or by the expiration of our current leases.

●	As a distributor of pharmaceutical and other healthcare products, we are exposed to inherent risks relating to product liability and personal injury claims.

●	We may be subject to fines and penalties if we fail to comply with the applicable PRC laws and regulations governing sales of medicines under China’s National Medical Insurance Program.

Risks Related to Our Wholesale Business

●	We may not able to effectively grow our wholesale business organically and growing through acquisitions may prove challenging.

●	To be competitive in the wholesale business, we need to continue to invest heavily in building new platforms, attracting new customers and recruiting experiences management personnel and there is no guarantee that such efforts would be successful.

Risks Related to Our Online Sales

●	We rely on computer software and hardware systems in managing our online sales, the capacity of which may restrict our growth and the failure of which could adversely affect our business, financial condition and results of operations.

●	If our online business fails to obtain and maintain the requisite assets, licenses, qualified personnel and approvals required under the complex regulatory environment for Internet-based businesses in China, the business prospects for such business may be materially and adversely affected.

●	The operation results of our online business fluctuates and we cannot assure our efforts for alternative vendors will result in the stable increase in revenues from online pharmacy in the coming years.

●	Our IT system may not perform as anticipated and is vulnerable to damage and interruption, which may lead to leakage of personal data of the employees of our end-users and our seconded employees.

●	Failure to comply with privacy, data protection and cyber security laws and regulations could have a materially adverse effect on our reputation, results of operations or financial condition, or have other adverse consequences.

Relating to Our Medical Services

●	If we do not attract and retain qualified physicians and other medical personnel, our ability to provide medical services would be adversely affected.

●	As a provider of medical services, we are exposed to inherent risks relating to malpractice claims.

Risks Related to Our Corporate Structure

●	If the PRC government deems that the VIE Agreements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries or other laws or regulations of the PRC, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, which may therefore materially reduce the value of our ordinary shares or cause them to become worthless.

●	Since we rely on contractual arrangements to manage and operate HJ Group and for substantially all of our revenue, the termination of such agreements will severely and detrimentally affect our continuing business viability under our current corporate structure.

●	Our current corporate structure and business operations and the market price of our ordinary shares may be affected by the newly enacted Foreign Investment Law which does not explicitly classify whether VIEs that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors.

●	We rely principally on dividends paid by our consolidated operating entities to fund any cash and financing requirements we may have, and any limitation on the ability of our consolidated PRC entities to pay dividends to us could have a material adverse effect on our ability to conduct our business.

●	Certain management members of HJ Group have potential conflicts of interest with us, which may adversely affect our business and your ability for recourse.

Risks Related to Doing Business in China

●	Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business that we may be able to conduct in the PRC and accordingly on the results of our operations and financial condition.

●	We may be adversely affected by complexity, uncertainties and changes in Chinese regulation of drugstores and the practice of medicine.

●	Compliance with China’s new Data Security Law, Measures on Cybersecurity Review, Personal Information Protection Law (second draft for consultation), regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect our business.

●	Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with significant China-based operations, all of which could increase our compliance costs, subject us to additional disclosure requirements. In addition, uncertainties with respect to the PRC legal system could adversely affect us.

●	It may be difficult for U.S. regulators, such as the Department of Justice, the SEC, and other authorities, to conduct investigation or collect evidence within China.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China against us or our management based on United States or other foreign laws.

●	The advent of recent healthcare reform directives from China’s central government may increase both competition and our cost of doing business.

●	Our management will have broad discretion over the use of the proceeds we receive from our financing activities and might not apply the proceeds in ways that increase the value of your investment.

●	HJ Group is subject to restrictions on making payments to us.

●	Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax.

●	We face risks related to disease epidemics and other outbreaks.

●	Failure to comply with the U.S. Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

●	If relations between the United States and China worsen, investors may be unwilling to hold or buy our stock and our stock price may decrease.

●	Our auditor, YCM CPA Inc., is headquartered in California, and is subject to inspection by the PCAOB on a regular basis. To the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for our company become located in China, the PCAOB may not be able inspect such audit documentation and, as such, you may be deprived of the benefits of such inspection and our ordinary shares could be delisted from the stock exchange pursuant to the Holding Foreign Companies Accountable Act.

Risks Related to an Investment in Our Securities

●	The market price of our ordinary shares has fluctuated and may continue to fluctuate in the future, and we may not pay dividends on our ordinary shares.

●	Our officers and directors own a substantial portion of our outstanding ordinary shares, which will enable them to influence many significant corporate actions.

Other General Risk Factors

●	Changes in economic conditions and consumer confidence in China may influence the drugstore industry, consumer preferences and spending patterns.

●	Uncertainties with respect to the Chinese legal system could adversely affect us.

●	Techniques employed by manipulative short sellers in Chinese small-cap stocks may drive down the market price of our ordinary shares.

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

Our ability to obtain products and maintain inventory at, and to establish and maintain leases for, our pharmacies, is dependent upon our ability to post and maintain significant cash deposits with our suppliers and landlords. Many vendors in China are unwilling to ship merchandise on credit and instead require cash deposits, and landlords may require security deposits consisting of the equivalent of twelve (12) months of rent. As of March 31, 2024, we had approximately $0.91 million deposited with suppliers and approximately $1.63 million deposited with landlords for our pharmacies. If we are unable or unwilling to establish such advances and deposits, our ability to generate sales and expand our business could be adversely affected. In general, we expect the amounts required for advances and deposits to increase as we undertake our expansion plans, complete store openings and expand our business through acquisitions or otherwise. We do not generally receive interest on the deposits made to suppliers or landlords, and such deposits are subject to the risk of loss as a result of the creditworthiness or bankruptcy of the party who holds our funds, as well as the risk from any illegal acts associated with the third party, such as conversion, fraud, theft or dishonesty. If these circumstances were to arise, we could find it difficult or impossible, due to the unpredictability of legal proceedings in China, to recover all or a portion of the amount on deposit with our vendors or landlords.

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

Risks Relating to Our Pharmacy Operations

Our ability to grow our pharmacy business may be constrained by our inability to find suitable new store locations at acceptable prices or by the expiration of our current leases.

Our ability to grow our pharmacy business may be constrained if suitable new store locations cannot be identified with lease terms or purchase prices that are acceptable to us. We compete with other retailers and businesses for suitable locations for our stores. Local land use regulations and other regulations applicable to the kinds of stores we seek to construct may impact our ability to find suitable locations and influence the cost of constructing our stores. The expiration of leases at existing store locations may adversely affect us if the renewal terms of those leases are unacceptable to us and we are forced to close or relocate stores. Furthermore, changing local demographics at existing store locations could materially and adversely affect revenue and profitability levels at those stores, and overall our business, financial condition, results of operation, and prospects. In fact, our growth of the pharmacy business through new store opening has slowed down significantly in recent years.

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

Risks Related to Our Wholesale Business

We may not able to effectively grow our wholesale business organically and growing through acquisitions may prove challenging.

Our wholesale business has experienced significant growth in recent years compared with other businesses; however, to maintain our position in this very competitive market, we need to grow even faster and grab more market share. We may decide that we need to grow wholesale business through acquisitions, which can be expensive and time consuming. There is no assurance that a suitable target can be found or a deal can be reached with a suitable target. If we failed to execute an acquisition, our growth in the wholesale business may be stalled.

To remain competitive in the wholesale business, we need to continue to invest heavily in building new platforms, attracting new customers and recruiting experiences management personnel and there is no guarantee that such efforts would be successful.

In order to remain competitive in the wholesale business, we need to continue to invest heavily in building new platforms, which we believe will play a critical role in the wholesale industry going forward. Currently, supplying to our own retain business is a significant part of our wholesale business; however, to grow the business further, we need to attract and retain more outside customers. The wholesale business is relevant new to us and most of our senior management personnel including the founders, Mr. Liu and Mr. Qi, are less experienced in the whole agreement than the pharmacy retain business, where they originally started. Therefore, it is very important for us to recruit and retain highly experienced management personnel for our wholesale business. All these efforts require heavy investment in funding, resources and time of the senior management and there is no guarantee that such efforts would be successful. If these efforts are not successful, our wholesale business may suffer.

Our wholesale business has a lower gross margin compared with our pharmacy business and continued growth of the wholesale business may reduce the overall gross margin of our company at least in the short run.

Our wholesale business currently has a lower gross margin than our pharmacy business and as we will continue to focus on growing the wholesale business, we don’t expect this to change in the near term. With wholesale business growing at a faster pace than other businesses, our overall gross margin may decline at least in the short run

Risks Related to Our Online Sales

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

The operation results of our online business fluctuates and we cannot assure our efforts for alternative vendors will result in the stable increase in revenues from online pharmacy in the coming years

Our online pharmacy sales decreased by approximately $527,206, or 1.6% for the year ended March 31, 2024, as compared to the year ended March 31, 2023. The decrease was primarily caused by a decrease in sales via e-commerce platforms such as JD and Pinduoduo. Because the online prices are transparent, to be competitive in online sales, we have to keep low prices. More competitors came into the online retail sales market. As we do not have dominating power such as lowest prices or exclusive products, we may not be able to improve our sales significantly in the near future.

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

Current PRC regulations limit foreign ownership of a pharmacy operator to forty nine percent (49%) if such operator owns interests in thirty (30) or more drugstores in China that sell a variety of branded pharmaceutical products sourced from different suppliers. Since we do not own any equity interests in Jiuzhou Pharmacy, but instead manage and operate it through contractual arrangements, we do not believe that the regulations limiting foreign ownership apply to us even if Jiuzhou Pharmacy or Jiuxin Medicine expands beyond thirty (30) stores. In fact, Jiuzhou Pharmacy has expended to one hundred and twenty-seven (127) stores as of March 31, 2024.

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

Furthermore, applicable PRC laws, rules and regulations permit payment of dividends by our consolidated PRC entities only out of their retained earnings, if any, determined in accordance with PRC accounting standards. Under PRC laws, rules and regulations, our consolidated PRC entities are required to set aside at least ten percent (10%) of their after-tax profit each year, based on PRC accounting standards, into their statutory surplus reserve funds until the accumulative amount of such reserves reaches fifty percent (50%) of their respective registered capital. Also, dividends cannot be distributed before any previous year’s loss has been offset. As a result, our consolidated PRC entities are restricted in their ability to transfer a portion of their net income to us whether in the form of dividends, loans or advances. As of March 31, 2024, our restricted reserves totaled $1,309,109 (RMB 9,513,278). Our restricted reserves are not distributable as cash dividends. Any limitation on the ability of our consolidated operating entities to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

Our auditor, the independent registered public accounting firm that issues the audit report for the year ended March 31, 2024 included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Irvine, California and has been inspected by the PCAOB in March 2023. In the event that, in the future, either there is any regulatory change or step taken by PRC regulators that does not permit YCM CPA Inc. to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the determinations so that our PRC operating entities will be subject to the HFCAA, as the same may be amended, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including “over-the-counter” trading, may be prohibited, under the HFCAA. The recent developments would add uncertainties to our listing and we cannot assure you whether Nasdaq Capital Market or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit.

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

On June 15, 2023, the Company was first notified by the Nasdaq Stock Market LLC (“Nasdaq”), notifying us our failure to maintain a minimum bid price of $1.00 per share for 30 consecutive trading days under Nasdaq Listing Rules 5550(a)(2) and 5810(c)(3)(A). The Company was given its first 180-day extension, or until December 12, 2023 to regain compliance by maintaining a minimum closing bid price of at least $1.00 for a minimum of 10 consecutive trading days.

On December 13, 2023, the Company was notified by the Nasdaq regarding a second 180-day extension from or until June 10, 2024 to regain compliance. Effective March 1, 2024, the Company effected a 1-for-20 reverse stock split.

On March 15, 2024, the Company received a compliance letter from Nasdaq notifying that as of March 14, 2024, the Company evidenced a closing bid price of its ordinary shares at or greater than the $1.00 per share minimum requirement for the last 10 consecutive business days, from March 1, 2024 through March 14, 2024. Nasdaq stated that accordingly, Jo-Jo Drugstores has regained compliance with Nasdaq Marketplace Rule 5550(a)(2).

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

As an illustration of such volatility, the closing price of our ordinary shares during the fifty two (52) weeks preceding the date of this report ranged from a low of $2.65 to a high of $95.40. In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our stock.

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

On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. In 2017, the RMB appreciated approximately 6.3% against the U.S. dollar. In 2018, however, the RMB depreciated approximately 5.7% against the U.S. dollar, and the trend continued in 2019. In 2020 and 2021, the RMB appreciated approximately 8.7% against the U.S. Dollar, but the RMB has sharply depreciated against the U.S. Dollar by 7.8% and 2.9%, respectively, in 2022 and 2023.With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces, international relations especially the trade tensions between U.S. and China, or government policies of PRC or U.S. may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

ITEM 4. INFORMATION ON THE COMPANY.

A. HISTORY AND DEVELOPMENT OF THE COMPANY.

Overview

We are a retailer and wholesale distributor of pharmaceutical and other healthcare products in the People’s Republic of China (“PRC” or “China”). Prior to acquiring Zhejiang Jiuxin Medicine Co., Ltd. (“Jiuxin Medicine”) in August 2011 (see “Our Corporate History and Structure - HJ Group” below), we were primarily a retail pharmacy operator. As of March 31, 2024, we have one hundred and twenty-seven (127) store locations under the store brand “Jiuzhou Grand Pharmacy” in Hangzhou city. We acquired four single drugstores in fiscal 2021. After the acquisition, we liquidated them and then opened four new stores with the four licenses of local government medical insurance reimbursement program. On the other side, we have been concentrating on new stores within Hangzhou metropolitan area and opened fourteen stores in the fiscal year 2024. As China has been successfully controlling the spread of COVID-19, and the recurrences of the pandemic have not materially affected our business, the negative impacts are limited.

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

We also offer OTC drugs and nutritional supplements for sale through a website (www.dada360.com) operated by Jiuzhou Pharmacy. For the fiscal year ended March 31, 2024, retail revenue, including pharmacies, medical clinics accounted for approximately 49.0% of our total revenue, while online pharmacy revenue accounted for 20.6% of our total revenue.

Since August 2011, we have operated a wholesale business through Jiuxin Medicine, distributing third-party pharmaceutical products (similar to those carried by our pharmacies) primarily to trading companies throughout China. Jiuxin Medicine is wholly owned by Jiuzhou Pharmacy. For the fiscal year March 31, 2024, wholesale revenue accounted for approximately 30.4% of our total revenue. In addition, Jiuxin Medicine supplies 96.8% of the inventory of Jiuzhou Pharmacy worth $77,054,670 in the fiscal year March 31, 2024.

We also have a herb farming business cultivating and wholesaling herbs used for TCM. This business is conducted through Hangzhou Qianhong Agriculture Development Co., Ltd. (“Qianhong Agriculture”), a wholly-owned subsidiary. During the fiscal year ended March 31, 2024, our herb farming business generated approximately 0% of our retail revenue.

Throughout this report, we will sometimes refer to Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service, as well as the subsidiaries of Jiuzhou Pharmacy, collectively as “HJ Group.”

Corporate History

Information relating to our corporate history is incorporated by reference from our annual report on Form 20-F for the fiscal year March 31, 2023 filed with the SEC on June 15, 2023 (the “2023 Annual Report”) under the caption “Corporate History.”

Contractual Arrangements with HJ Group and the Key Personnel

Information relating to the contractual arrangements with HJ Group and the Key Personnel is incorporated by reference from our 2023 Annual Report under the caption “Contractual Arrangements with HJ Group and the Key Personnel.”

Corporate Information

Our principal executive office is located at 4th Floor, Building 5, Renxin Yaju, Gong Shu District, Hangzhou City, Zhejiang Province, and China. Our main telephone number is +86-571-88219579. Our website is www.jiuzhou360.com. We routinely post important information on our website. The information contained on our website is not a part of this annual report.

Our transfer agent is Equiniti Trust Company, , LLC, whose address is 48 Wall Street, Floor 23 New York, NY 10005, and whose telephone number is (800) 468-9716.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

B. BUSINESS OVERVIEW.

Pharmacies

As of March 31, 2024, we currently have one hundred and twenty-seven (127) pharmacies throughout Hangzhou, the provincial capital of Zhejiang and neighborhood cities. Pharmacy sales accounted for approximately 95.4% of our retail revenue, and 46.7% of our total revenue, for the fiscal year ended March 31, 2024. We offer primarily third-party products at our pharmacies, including:

●	Approximately 1,460 prescription drugs (345 of which require a physician’s prescription and the remainder requiring customer personal information registration only), sales of which accounted for approximately 33.4% of our retail revenue for the fiscal year ended March 31, 2024;

●	Approximately 1,722 OTC drugs, sales of which accounted for approximately 41.7% of our retail revenue for the fiscal year ended March 31, 2024;

●	Approximately 916 nutritional supplements, including a variety of healthcare supplements, vitamin, mineral and dietary products, sales of which accounted for approximately 13.1% of our retail revenue for the fiscal year ended March 31, 2024;

●	TCM, including drinkable herbal remedies and pre-packaged herbal mixtures for making soup, sales of which accounted for approximately 4.5% of our retail revenue for the fiscal year ended March 31, 2024;

●	Sundry products (i.e., personal care products such as skin care, hair care and beauty products, convenience products such as soft drinks, packaged snacks, and other consumable, cleaning agents, stationeries, and seasonal and promotional items tailored to local consumer demand for convenience and quality), sales of which accounted for approximately 1.5% of our retail revenue for the fiscal year ended March 31, 2024; and

●	Medical devices (i.e., family planning and birth control products, early pregnancy test products, portable electronic diagnostic apparatus, rehabilitation equipment, and surgical tools such as hemostats, needle forceps and surgical scissors), sales of which accounted for approximately 5.9% of our retail revenue for the fiscal year ended March 31, 2024.

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

All of our one hundred and twenty-seven (127) of our drugstores are located in Hangzhou city.

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

To ensure quality and personal attention for patients, we employ only licensed doctors and certified nurses and technicians. Patient treatment at our five (5) Jiuzhou Clinics and Jiuzhou Service, follow nationally established clinical practice guidelines from China’s Ministry of Health. We currently have seventy-seven (77) physicians and thirty-eight (38) clinic staff. In-store consultations and examinations by our physicians are provided free-of-charge to ensure that customers are being prescribed and taking the appropriate medication for their ailments, and to afford customers convenience.

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

Online Sales

Since May 2010, we have been retailing OTC drugs and nutritional supplements on the Internet at www.dada360.com. Before November 2015, our subsidiary Quannuo Technology operated and maintained the website pursuant to the Internet Pharmaceutical Transaction Service Qualification Certificate issued by the National Medical Products Administration (the “NMPA”) of Zhejiang Province, which allows us to engage in online retail pharmaceutical sales throughout China. As we sold all our equity interests in Quannuo Technology in November 2015, we have transferred our online pharmacy operation function to Jiuzhou Pharmacy. We have established payment methods with banks and online intermediaries such as Alipay or Wechat Pay, and are cooperating with business-to-consumer online vendors such as Taobao, JD.com or Pinduoduo. By using Taobao’s platform in addition to our own website as mentioned above, we can be exposed to a wider range of customers.

Online sales accounted for approximately 20.6% of our total revenue, for the fiscal year ended March 31, 2024. Online sales accounted for approximately 21.8% of our total revenue, for the fiscal year ended March 31, 2023. Online sales accounted for approximately 18.4% of our total revenue, for the fiscal year ended March 31, 2022.

Wholesale

Since acquiring Jiuxin Medicine in August 2011, we have been distributing third-party products primarily to drug distributors throughout China, including:

●	Approximately 1,542 prescription drugs, the sales of which accounted for approximately 65.5% of our wholesale revenue for the fiscal year ended March 31, 2024 as compared to approximately 1,615 prescription drugs, the sales of which accounted for approximately 65.4% of our wholesale revenue for the fiscal year ended March 31, 2023;

●	Approximately 1,793 OTC drugs, the sales of which accounted for approximately 24.1% of our wholesale revenue for the fiscal year ended March 31, 2024 as compared to approximately 1,886 OTC drugs, the sales of which accounted for approximately 31.1% of our wholesale revenue for the fiscal year ended March 31, 2023;

●	Approximately 841 nutritional supplements, the sales of which accounted for approximately 1.6% of our wholesale revenue for the fiscal year ended March 31, 2024 as compared to approximately 813 nutritional supplements, the sales of which accounted for approximately 0.9% of our wholesale revenue for the fiscal year ended March 31, 2023;

●	TCM products, the sales of which accounted for approximately 0.8% of our wholesale revenue for the fiscal year ended March 31, 2024;

●	Sundry products, the sales of which accounted for approximately 1.5% of our wholesale revenue for the fiscal year ended March 31, 2024; and

●	Medical devices, the sales of which accounted for approximately 6.5% of our wholesale revenue for the fiscal year ended March 31, 2024.

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

Since we have not harvested any ginkgo trees, herb farming revenue accounted for no revenue for the fiscal years ended March 31, 2024 and 2023.

Our Customers

Retail Customers

For the fiscal year ended March 31, 2024, our pharmacies collectively served an average of 23,253 customers per day. We periodically conduct qualitative customer surveys to help us build a stronger understanding of our market position and our customers’ purchasing habits.

Pharmacy customers pay by cash, debit or credit cards, mobile devices or medical insurance cards under Hangzhou and Zhejiang’s medical insurance programs. During the fiscal year ended March 31, 2024, approximately 3% of our pharmacy revenue came from cash sales, 39% from Hangzhou’s and Zhejiang’s medical insurance cards (where most of our pharmacies are located), and 58% from debit and credit cards, Alipay and other charge cards.

We maintain strict cash control procedures at our pharmacies. Our integrated information management system records the details of each sale, which we control from our headquarters. Depending on each location’s sales activities, cash may be deposited daily or several times per week in designated bank accounts.

For sales made to eligible participants in the national medical insurance program, we generally obtain payments from the relevant government social security bureaus on a monthly basis. See “Relevant PRC Regulations - Reimbursement under the National Medical Insurance Program.” According to relevant regulations, a drugstore usually needs to operate for at least one (1) year before it can apply to be licensed to accept Hangzhou’s medical insurance cards. As of the date of this report, one hundred and twenty-five (125) of our one hundred and twenty-seven (127) “Jiuzhou Grand Pharmacy” stores are licensed to accept medical insurance cards. Those of our stores that accept medical insurance cards are designated as such by clear signage on their storefront windows.

Online Sales Customers

Our online customers consist primarily of consumers between the ages of 20 and 40. While our website is accessible throughout China, approximately thirty percent (30%) of our online sales during the fiscal year ended March 31, 2024, were from Zhejiang and neighboring Jiangsu and Shanghai.

Wholesale Customers

Our wholesale customers are primarily third-party trading companies that purchase from us to resell to pharmacies throughout China. We also supply some hospitals and pharmacies, although they collectively make up less than 10.0% of our wholesale customers currently.

Herb Farming Customers

Our farming customers primarily include local herb vendors. For the fiscal year ended March, 31, 2024, we had not harvested or sold any herbs.

Marketing and Promotion

Information relating to our marketing and promotion activities is incorporated by reference from our 2023 Annual Report under the caption “Marketing and Promotion.” The updates relating to our marketing and promotion during the fiscal year of 2024 is as follows:

For the fiscal year ended March 31, 2024, approximately 39% of our customers used their rewards cards to make purchases.

Logistics

Information relating to our logistics is incorporated by reference from our 2023 Annual Report under the caption “Logistics.”

Suppliers

We currently source retail products from approximately 26 suppliers, including trading companies and direct manufacturers. We source wholesale products from approximately 401 suppliers, including many of those that provide our retail products. For the fiscal year ended March 31, 2024, one supplier, HuaDong Pharmaceutical Co., Ltd. accounted for thirteen point five percent (13.5%) of our total purchases. The suppliers are neither related to nor affiliated with us. For the fiscal year ended March 31, 2023, one supplier, HuaDong Pharmaceutical Co., Ltd. accounted for fifteen point eight percent (15.8%) of our total purchases. The suppliers are neither related to nor affiliated with us.

We believe that competitive sources are readily available for substantially all of the products we require for our retail and wholesale businesses. As such, we believe that we can change suppliers without any material interruption to our business. To date, we have not experienced any significant difficulty in sourcing our suppliers.

Quality Control

Information relating to our quality control is incorporated by reference from our 2023 Annual Report under the caption “Quality Control.”

Competition

Information relating to the competition we face is incorporated by reference from our 2023 Annual Report under the caption “Competition.”

Intellectual Property

Information relating to the our intellectual property is incorporated by reference from our 2023 Annual Report under the caption “Intellectual Property.”

Employees

As of March 31, 2024, we had 1,003 employees combined in our retail and wholesale operations, consisting of 939 full-time and 64 part-time employees. The number of employees for each area of operations, and such employees as a percentage of our total workforce, are as follows:

	As of March 31, 2024
	Employees	Percentage
Non-pharmacist store staff	464	46.2%
Pharmacists	327	32.6%
Management - non-pharmacists	30	3.0%
Physicians	77	7.7%
Non-physician clinic staff	38	3.8%
Wholesale - non-warehouse	20	2.0%
Online pharmacy - technicians	2	0.2%
Online pharmacy - non-technicians	45	4.5%
Total	1,003	100.00%

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

Relevant PRC Regulations

Information relating to the relevant PRC Regulations is incorporated by reference from our 2023 Annual Report under the caption “Relevant PRC Regulations.” Please also refer to the above Risk Factor sections “Risks Related to Our Corporate Structure” and “Risks Related to Doing Business in China”.

Dividend Distribution

As of March 31, 2024, the accumulated balance of our statutory reserve funds reserves amounted to $1.31 million, and the accumulated losses of our consolidated PRC entities amounted to $40.85 million.

Environmental Matters

Information relating to the environmental matters is incorporated by reference from our 2023 Annual Report under the caption “Environmental Matters.”

C. ORGANIZATIONAL STRUCTURE

The following diagram illustrates our current corporate structure as of July 30, 2024:

The table below summarizes the status of the registered capital of our PRC subsidiaries and controlled companies as of the date of this report:

Entity Name	Entity Type	Registered Capital	Registered Capital Paid	Due Date for Unpaid Registered Capital
Jiutong Medical	Subsidiary	USD 2,600,000	USD 2,600,000	N/A
Jiuzhou Clinic	VIE	N/A	N/A	N/A
Jiuzhou Pharmacy	VIE	USD 733,500	USD 733,500	N/A
Jiuzhou Service	VIE	USD 73,350	USD 73,350	N/A
Jiuxin Management	Subsidiary	USD 30,000,000	USD 27,500,000	N/A
Jiuxin Medicine	Subsidiary	USD 1,564,000	USD 1,564,000	N/A
Qianhong Agriculture	Subsidiary	USD 1,497,000	USD 1,497,000	N/A
Shouantang Technology	Subsidiary	USD 11,000,000	USD 11,000,000	N/A
Shouantang Bio	Subsidiary	USD 162,900	USD 162,900	N/A
Jiuyi Technology	Subsidiary	USD 5,000,000	USD 2,500,000	September 25, 2026
Linjia Medical	VIE	USD 2,979,460	USD 1,489,730	N/A
Hongtong Service	VIE	USD 14,615	USD 0	N/A
Jiuzhen Health	VIE	USD 14,615	USD 14,615	N/A
Shouantang Clinic	VIE	USD 14,615	USD 14,615	N/A

The following is the tabular form condensed consolidating schedule depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entity, and any consolidation adjustments separately - as of and for the years ending March 31, 2024, 2023 and 2022.

Consolidating Statements of Income Information

	Year Ended March 31, 2024
	PARENT	SUBSIDIARIES	VIE	Eliminations	Consolidated
Revenue	$-	$123,994,053	$107,536,353	$(76,989,329)	$154,541,077
Cost of revenue	-	118,779,423	81,642,435	(76,989,329)	123,432,529
Gross profit	-	5,214,630	25,893,918	-	31,108,548
Operating Expenses	5,676	4,769,364	31,057,131	(1,189,060)	34,643,111
Loss from operations	(5,676)	445,266	(5,163,213)	1,189,060	(3,534,563)
Other income, net	(808)	(1,194,566)	558,557	-	(636,817)
Provision for income tax	-	(41,363)	104,225	-	62,862
Net loss	$(6,484)	(707,937)	(4,708,881)	1,189,060	(4,234,242)

	Year Ended March 31, 2023
	PARENT	SUBSIDIARIES	VIE	Eliminations	Consolidated
Revenue	$-	$-	$235,936,050	$(87,124,074)	$148,811,976
Cost of revenue	-	(1,739)	201,729,210	(87,195,959)	114,531,512
Gross profit	-	1,739	34,206,840	71,885	34,280,464
Operating Expenses	10,534,233	4,200,530	40,798,397	(327,313)	55,205,847
Loss from operations	(10,534,233)	(4,198,791)	(6,591,557)	399,198	(20,925,383)
Other income, net	(647)	(2,261,118)	2,442,912	-	181,147
Provision for income tax	-	-	394,541	-	394,541
Net loss	$(10,534,880)	(6,459,909)	(4,543,186)	399,198	(21,138,777)

	Year Ended March 31, 2022
	PARENT	SUBSIDIARIES	VIE	Eliminations	Consolidated
Revenue	$-	$181,179	$244,933,524	$(80,722,148)	$164,392,555
Cost of revenue	-	182,732	208,169,174	(80,478,391)	127,873,515
Gross profit	-	(1,553)	36,764,350	(243,757)	36,519,040
Operating Expenses	43,042	1,479,243	37,583,788	106,857	39,212,930
Loss from operations	(43,042)	(1,480,796)	(819,438)	(350,614)	(2,693,890)
Other income, net	(258)	(21,931)	617,439	-	595,250
Provision for income tax	-	247	1,099,479	-	1,099,726
Net loss	$(43,300)	(1,502,974)	(1,301,478)	(350,614)	(3,198,366)

Consolidating Balance Sheets Information

	Year Ended March 31, 2024
	PARENT	SUBSIDIARIES	VIE	Eliminations	Consolidated
Total assets	$55,336	$78,718,328	$64,561,889	$(48,278,463)	$95,057,090
Total liabilities	(58,302,810)	45,398,527	82,268,892	11,399,344	80,763,953
Current assets	55,336	20,931,574	51,313,687	(2,618,235)	69,682,362
Current liabilities	(58,302,810)	45,398,527	82,268,892	4,995,486	74,360,095
Working capital	58,358,146	(24,466,953)	(30,955,205)	(7,613,721)	(4,677,733)
Accumulated deficit	(27,677,819)	(22,005,227)	(20,755,517)	(3,068,683)	(73,507,246)
Total equity	58,358,146	33,319,801	(17,707,005)	(59,677,805)	14,293,137

	Year Ended March 31, 2023
	PARENT	SUBSIDIARIES	VIE	Eliminations	Consolidated
Total assets	$11,820	$49,799,950	$77,392,401	$(36,233,569)	$90,970,602
Total liabilities	(55,763,210)	24,027,715	94,103,563	11,935,382	74,303,450
Current assets	11,820	4,296,911	63,064,155	(2,890,096)	64,482,790
Current liabilities	(55,763,210)	24,027,715	94,103,563	4,167,166	66,535,234
Working capital	55,775,030	(19,730,804)	(31,039,408)	(7,057,262)	(2,052,444)
Accumulated deficit	(27,671,335)	(16,095,498)	(22,993,830)	(2,512,355)	(69,273,018)
Total equity	55,775,030	25,772,235	(16,711,162)	(48,168,951)	16,667,152

	Year Ended March 31, 2022
	PARENT	SUBSIDIARIES	VIE	Eliminations	Consolidated
Total assets	$46,700	$55,796,336	$90,528,406	$(39,987,233)	$106,384,209
Total liabilities	(48,578,210)	17,576,098	107,864,555	6,782,980	83,645,423
Current assets	46,700	12,676,793	71,423,189	(8,694,788)	75,451,894
Current liabilities	(48,578,210)	17,576,098	107,864,555	(2,414,047)	74,448,396
Working capital	48,624,910	(4,899,305)	(36,441,366)	(6,280,741)	1,003,498
Accumulated deficit	(17,136,455)	(5,669,391)	(24,496,890)	(831,757)	(48,134,493)
Total equity	48,624,910	38,220,238	(17,336,149)	(46,770,213)	22,738,786

Consolidating Cash Flows Information

	Year Ended March 31, 2024
	PARENT	SUBSIDIARIES	VIE	Eliminations	Consolidated
Net cash (used in)/provided by operating activities	$(2,596,084)	$2,966,213	$(5,644,328)	$2,118,760	$(3,155,439)
Net cash used in investing activities	-	(8,156)	(2,031,694)	-	(2,039,850)
Net cash (used in)/provided by financing activities	2,639,600	(5,113,399)	8,974,553	1,503,537	8,004,291
Effect of exchange rate on cash and cash equivalents	-	(57,264)	2,174,086	(3,622,297)	(1,505,475)
Net increase in cash and cash equivalents	43,516	(2,212,606)	3,472,617	-	1,303,527

	Year Ended March 31, 2023
	PARENT	SUBSIDIARIES	VIE	Eliminations	Consolidated
Net cash (used in)/provided by operating activities	$(7,359,880)	$(1,882,172)	$3,892,614	$2,065,925	$(3,283,513)
Net cash used in investing activities	-	-	(311,719)	(4,378)	(316,097)
Net cash (used in)/provided by financing activities	7,325,000	(1,320,030)	(3,223,285)	(415,529)	2,366,156
Effect of exchange rate on cash and cash equivalents	-	(948,967)	59,506	(1,646,017)	(2,535,478)
Net increase in cash and cash equivalents	(34,880)	(4,151,169)	417,117	-	(3,768,932)

	Year Ended March 31, 2022
	PARENT	SUBSIDIARIES	VIE	Eliminations	Consolidated
Net cash (used in)/provided by operating activities	$(43,300)	$3,283,202	$(10,638,849)	$2,012,974	$(5,385,973)
Net cash used in investing activities	-	(63,291)	(242,847)	-	(306,138)
Net cash (used in)/provided by financing activities	90,000	(6,256,428)	12,810,723	(1,807,397)	4,836,898
Effect of exchange rate on cash and cash equivalents	-	1,499,349	228,374	(205,577)	1,522,146
Net increase in cash and cash equivalents	46,700	(1,537,168)	2,157,401	-	666,933

D. PROPERTY, PLANTS AND EQUIPMENT

We are headquartered in Hangzhou, China. We own three properties. Additionally, our current leased properties are as follows:

Description	Location	Size (square meters)	Lease expiration date
Principal executive office	Renxin Yaju Building 5 Floor 4 Gong Shu District,Hangzhou City, Zhejiang Province, China	184	January 31, 2034

Pharmacies (1)	Various locations in Hangzhou, Zhejiang Province, China	Range from 79 to 1,713	July 2022 to October 2033

Farmland for herb cultivation (2)	Qianhong Township, Hangzhou, Zhejiang Province, China	196,677	February 1, 2040

Land (2)	Lin’An District, Hangzhou, Zhejiang Province, China	18,616	February 1, 2040

(1)	As of the date of this report, we maintain operating leases in connection with our 127 pharmacies. See Note 11, “Long Term Deposits”. The leases do not contain any material escalating lease payments or contingent rental payment terms. We must negotiate with the landlords for an extension of the current leases or enter into new leases upon their termination, upon which our landlords may request a rent increase. Under applicable PRC law, we have priority over other potential lessees with respect to the leased store space on the same terms. We also do not expect any significant difficulties in renewing the existing leases upon their expiration, where desired. Our community stores are normally relatively small in size and the fixtures inside such stores are easily movable. As a result, we do not expect our drugstore operations to be materially and adversely affected by any failure to renew current leases or enter into new leases.
(2)	We lease the land from the People’s Government of Qianhong Village under a 30-year lease entered in February 2010. The rent for the land was prepaid in full in May 2010. See Note 12, “Other Noncurrent Assets,” and Note 14, “Intangible Assets,” to the Financial Statements.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS.

The following discussion and analysis of our results of operations and financial condition for the fiscal years ended March 31, 2024, 2023 and 2022 should be read in conjunction with our financial statements and the notes to those financial statements that are included elsewhere in this report. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under the “Risk Factors,” “Cautionary Notice Regarding Forward-Looking Statements” and “Description of Business” sections and elsewhere in this report. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” “predict” and similar expressions to identify forward-looking statements. Although we believe the expectations expressed in these forward-looking statements are based on reasonable assumptions within the bound of our knowledge of our business, our actual results could differ materially from those discussed in these statements. Factors that could contribute to such differences include, but are not limited to, those discussed in the “Risk Factors” section of this report. We undertake no obligation to update publicly any forward-looking statements for any reason even if new information becomes available or other events occur in the future other than in compliance with the SEC rules and regulations.

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

Our drugstores offer customers a wide variety of pharmaceutical products, including prescription and over-the-counter (“OTC”) drugs, nutritional supplements, TCM, personal and family care products, medical devices, and convenience products, including consumable, seasonal, and promotional items. Additionally, we have licensed doctors of both western medicine and TCM on site for consultation, examination and treatment of common ailments at scheduled hours. During the year ended March 31, 2021, the Company sold its Lin’An Jiuzhou Pharmacy Co., Ltd (“Lin’An Jiuzhou”), which runs ten stores in Linan City, to local investors for total proceeds of $125,514. On the other side, we have been concentrating on new stores within Hangzhou metropolitan area. As of March 31, 2024, we had 127 pharmacies in Hangzhou city under the store brand of “Jiuzhou Grand Pharmacy”.

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

We operate a wholesale business through Jiuxin Medicine distributing third-party pharmaceutical products (similar to those carried by our pharmacies) primarily to trading companies and other local drugstores in China. We also farm certain herbs used in TCM but have not made sales in the year ended March 31, 2024.

During the COVID-19 outbreak, we experienced a decline in the number of customer visits at our stores. To avoid face-to-face contact, customers tended to shop online. In order to keep pace with customers’ change in their ways of shopping, we strengthened our O2O service team, which takes orders online, i.e. via mobile phone app, and delivers products to local community from our stores. The spread of the disease has been effectively controlled in China. In December 2022, the local government has eased its control and the demand on medical products surged therefrom. Currently, COVID-19 has no significant impact on our operation.

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

In the years ended March 31, 2024 and 2023, we evaluated the use rights of the forest land, which is currently used to cultivate Ginkgo trees. The forest rights certificate from the local village extends the life of the lease to January 31, 2060. Based on the evaluation of the forest land use rights, the Company did not record an impairment for the years ended March 31, 2024 and 2023.

Results of Operations

Comparison of years ended March 31, 2024, 2023 and 2022

The following table summarizes our results of operations for the years ended March 31, 2024, 2023 and 2022:

	Years ended December 31,
	2024		2023		2022
	Amount	Percentage of total revenue	Amount	Percentage of total revenue	Amount	Percentage of total revenue
Revenue	$154,541,077	100.0%	$148,811,976	100.0%	$164,392,555	100.0%
Cost of goods sold	$123,432,529	79.9%	114,531,512	77.0%	127,873,515	77.8%
Gross profit	$31,108,548	20.1%	$34,280,464	23.0%	$36,519,040	22.2%
Selling expenses	$27,385,587	17.7%	$29,177,163	19.6%	$30,876,959	18.8%
General and administrative expenses	$7,257,524	4.7%	$15,668,684	10.5%	$8,187,176	5.0%
Stock based compensation	$-	0%	$10,360,000	7.0%	$-	0%
Impairment of long-lived assets	$-	0%	$-	0%	$148,795	0.1%
Loss from operations	$(3,534,563)	(2.3)%	$(20,925,383)	(14.1)%	$(2,693,890)	(1.6)%
Other Expense, net	$(636,817)	(0.4)%	$181,147	0.1%	$595,250	0.4%
Change in fair value of derivative liability	$-	0.0%	$-	0.0%	$-	0.0%
Income tax expense	$62,862	0.0%	$394,541	0.3%	$1,099,726	0.7%
Net loss	$(4,234,242)	(2.7)%	$(21,138,777)	(14.2)%	$(3,198,366)	(1.9)%

Revenue by Segment

Comparison of years ended March 31, 2024 and 2023

The following table breaks down the revenue for our four business segments for the years ended March 31, 2024 and 2023:

	For the years ended March 31,
	2024		2023
	Amount	% of total revenue	Amount	% of total revenue	Variance by amount	% of change
Revenue from retail drugstores	$75,678,470	49.0%	$83,351,768	56.0%	$(7,673,298)	(9.2)%
Revenue from online sales	31,857,883	20.6%	32,385,089	21.8%	(527,206)	(1.6)%
Revenue from wholesale business	47,004,724	30.4%	33,075,119	22.2%	13,929,605	42.1%
Revenue from farming business	-	-%	-	-%	-	-%
Total revenue	$154,541,077	100.0%	$148,811,976	100.0%	$5,729,101	3.8%

Retail drugstores sales, which accounted for approximately 49.0% of total revenue for the year ended March 31, 2024, decreased by $7,673,298, or 9.2% compared to the year ended March 31, 2023, to $75,678,470. Same-store sales decreased by approximately $9,071,271 or 10.9%, while new stores contributed approximately $1,397,972 in revenue in the year ended March 31, 2024. However, after removing the impact of exchange rate fluctuation, the actual retail drugstores sales decreased 5.0%.

The decrease in our retail drugstore sales is primarily due to local consumption cutback, extremely competitive market and the temporary surge of sale in the second half of fiscal 2023, which is nonrecurring and is due to Chinese government’s sanction lift on COVID-19.

Because of the economy slowdown, local people tend to be more frugal and spend less. Except for prescription medicines, the sale of other products such as nutritional supplements and upscale merchandises used as gifts decreased. Unless the economy recovers quickly, the retail sales may continue to slow down.

The retail drugstore market has become saturated in China. In Hangzhou City, over 4,000 drugstores, including chain stores and single stores, make the city one of the most competitive drugstore markets in China. The local population per store becomes as low as 2,000. As such, the sales per store were negatively affected. In order to keep competitive, we have to adjust our product category or lower our prices continually, therefore, our store sales decreased.

In the second half of 2023, the government lifted the sanction on Covid 19. People were no longer quarantined and were able to travel, so we quickly experienced a Covid 19 outbreak. Because people had not prepared enough preventive and therapeutic medicines, they flooded into local drugstores for medicines. Our retail sales surged in that time period. However, the increase was temporary and we were able to achieve the same level of sales in fiscal 2024.

Our new stores have also contributed additional sales. Our store count is 114 at March 31, 2023 and 127 at March 31, 2024.

Our online pharmacy sales decreased by approximately $527,206 or 1.6% for the year ended March 31, 2024, as compared to the year ended March 31, 2023. The decrease was primarily caused by a decrease in sales via e-commerce platforms such as JD and Pinduoduo. Because the online prices are transparent, to be competitive in online sales, we have to keep low prices. More competitors came into the online retail sales market. As we do not have dominating power such as lowest prices or exclusive products, we may not be able to improve our sales significantly in the near future.

Wholesale revenue increased by $13,929,605 or 42.1%. In the year ended March 31, 2024, Online platforms such as Pharmacist Help, Yiyao Help and Yao Help have become popular ways to transact medical products by bulk. The platforms attract a plenty of buyers and sellers, so both parties have extended opportunities to expose themselves. We have spent significant efforts in exploring these buyers with certain products at reasonable prices as a result, we are able to attract more buyers and promote our sales. We believe that selling on the modern wholesale platform may be a new growth point. Therefore, we are actively looking for potential acquisition targets with trading platform to strengthen our wholesale business.

In the years ended March 31, 2024 and 2023, we have not harvested and generated revenue from our farming business. We planted ginkgo trees during the year ended March 31, 2013. A ginkgo tree may have a growth period of up to twenty years before it is mature enough for harvest. Usually, the longer it grows the more valuable it becomes. We plan to continue cultivating the trees in order to maximize their market value in the future.

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

In the years ended March 31, 2023 and 2022, we have not harvested and generated revenue from our farming business. We planted ginkgo trees during the year ended March 31, 2013. A ginkgo tree may have a growth period of up to twenty years before it is mature enough for harvest. Usually, the longer it grows the more valuable it becomes. We plan to continue cultivating the trees in order to maximize their market value in the future.

Gross Profit

The average gross margins for each of our four business segments for the years ended March 31, 2024, 2023 and 2022 are as follows:

	Year ended March 31,
	2024	2023	2022
Average gross margin for retail drugstores	29.9%	32.2%	32.0%
Average gross margin for online sales	11.3%	12.0%	11.9%
Average gross margin for wholesale business	10.4%	10.9%	12.0%
Average gross margin for farming business	N/A	N/A	N/A

Comparison of years ended March 31, 2024 and 2023

Gross profit decreased by $3,171,916 or 9.3% period over period primarily as a result of a decrease in gross profit provided by retail drugstores, which decreased significantly in the year ended March 31, 2024. At the same time, gross margin decreased from 23.0% to 20.1% due to lower retail drugstores profit margins.

Retail gross margins decreased. In order to control its budget, the local municipal health insurance agency adjusted down certain prices of drugs reimbursed by it from time to time. We actively negotiated with suppliers to lower the purchase price as well, so we can keep reasonable profit margin. However, certain pharmaceutical giant companies are not willing to lower their prices. On the other side, as overall drugstore market becomes more competitive, we had to lower our prices to keep our market shares. Unless the economy quickly recovers, we do not expect to keep a high retail profit margin.

Gross margin of online pharmacy sales decreased only slightly primarily due to the competitive market. Although we have spent significant efforts in promoting our profit margin, due to the competitive market, we have to keep competitive prices as online customers are very sensitive to prices, which are easily comparable among different website vendors. We do not expect significant increase in gross margin our online sales.

Wholesale gross margin slightly decreased primarily due to certain products with low profit margin we carried and sold to certain pharmaceutical vendors. In the year ended March 31, 2024,we have been actively looking for new buyers in certain emerging new platforms such as . As we have price advantages in quite a few products, we have attracted quite a few customers such as other local drugstores and clinics across the country. In order to attract these customers, we offered competitive prices. However, as we accumulate the sale volume by selling to more customers, we may negotiate and obtain lower purchase prices from our vendors. Eventually, we may be able to increase our wholesale profit margin.

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

Wholesale gross margin decreased primarily due to various products with different profit margin we carried and sold to certain pharmaceutical vendors. Although we have attempted to market our products to major local hospitals and other pharmacies, we have not been able to make significant progress. We are also actively looking at possible acquisition opportunities to increase our customer base in the wholesale business.

Selling and Marketing Expenses

Sales and marketing expenses for the year ended March 31, 2024 decreased by $1,791,576 or 6.1% as compared to the year ended March 31, 2023, primarily due to a decrease in expense related to Normal Nucleic Acid Testing (“NNAT”) requested by local government and a decrease in the sales and marketing expenses. In fiscal 2023, in response to the local government, we set up NNAT outposts adjacent to our stores. We subsidized our staff with each test they performed. As a comparison, we incurred no such expense in fiscal 2024. As a result, the expense related to NNAT decreased by approximately $0.88 million period over period. The sales and marketing expenses decreased by approximately $0.87 million, which primarily attributable to the decrease in fee charged by distribution channels resulting from the decrease in retail drugstores and online pharmacy sales. Overall, such expenses as a percentage of our revenue were 17.7% and 19.6% respectively, in the years ended March 31, 2024 and 2023.

Sales and marketing expenses for the year ended March 31, 2023 decreased by $1,699,796 or 5.5% as compared to the year ended March 31, 2022, primarily due to decrease in rent, offset by increase in the sales and marketing expenses. Because the COVID-19 National Control continued to impose restrictions in 2022 and impeded the local business significantly, we made significant efforts in renegotiating our rental agreements. As a result, the rent expense decreased by approximately $3.39 million. The sales and marketing expenses increased by approximately $1.91 million, which primarily reflects the increase in fee charged by distribution channels such as Tmall and JD as a percentage of online pharmacy sales. Overall, such expenses as a percentage of our revenue were 19.6% and 18.8% respectively, in the years ended March 31, 2023 and 2022.

General and Administrative Expenses

General and administrative expenses for the year ended March 31, 2024 decreased by $8,411,160 or 53.7% as compared to the year ended March 31, 2023, primarily due to the decrease in bad debt expense. Such expenses as a percentage of revenue decreased to 4.7% from 10.5% for the same period a year ago. In the year ended March 31, 2024, we recorded a reduction of $0.22 million in the allowance account for bad debts as compared to the increase of $7.58 million in the allowance account for bad debts in FY2023.

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

Share-based Compensation

We recorded stock-based compensation of $0, $10,360,000 and $0 for the years ended March 31, 2024, 2023 and 2022. In April and December 2022, we issued a total of 3,000,000 shares of ordinary shares and recorded stock-based compensation of approximately $10.36 million.

Impairment of Long-lived Assets

We recorded an impairment of long-lived assets of $0, $0 and $148,795 for the year ended March 31, 2024, 2023 and 2022. In the year ended March 31, 2024, we evaluated the forest land use rights and did not record an impairment. In the year ended March 31, 2023, we evaluated the forest land use rights and did not record an impairment. In the year ended March 31, 2022, we evaluated the forest land use rights and recorded an impairment of $148,795.

Loss from Operations

As a result of the above, loss from operations was $3,534,563, $20,925,383 and $2,693,890 for the years ended March 31, 2024, 2023 and 2022, respectively. Our operating margin for the year ended March 31, 2024, 2023 and 2022 was (2.3) %, (14.1) % and (1.6) %, respectively.

Income Taxes

Our income tax expense for the year ended March 31, 2024 decreased by $331,679 as compared to the year ended March 31, 2023 due to a decrease in the effective rate resulting from an increase in profits in several business lines.

Our income tax expense for the year ended March 31, 2023 decreased by $705,185 as compared to the year ended March 31, 2022 due to an increase in the effective rate resulting from a decrease in profits in several business lines.

Net Loss

As a result of the foregoing, net loss was $4,234,242, $21,138,777 and $3,198,366 in the years ended March 31, 2024, 2023 and 2022.

Accounts receivable

Accounts receivable, which are unsecured, are stated at the amount we expect to collect. We continuously monitor collections and payments from our customers (our distributors) and maintain a provision for estimated credit losses. To prepare for potential loss in such accounts, we made corresponding reserves.

Our accounts receivable aging was as follows for the periods described below:

From date of invoice to customer	Retail drugstores	Online Pharmacy	Drug wholesale	Herb farming	Total amount
1- 3 months	$6,663,872	$2,682,630	$5,225,356	$-	$14,571,858
4- 6 months	2,806	909,673	932,319	-	1,844,798
7- 12 months	43,068	8,589	-	-	51,657
Over one year	225,750	36,528	17,178	-	279,456
Allowance for doubtful accounts	(704,482)	(112,273)	(106,911)	-	(923,666)
Total accounts receivable	$6,231,014	$3,525,147	$6,067,942	$-	$15,824,103

Accounts receivable from our retail business mainly consist of reimbursements from local government health insurance bureaus and commercial health insurance programs. In the year ended March 31, 2024, we wrote off an approximately $56,170 collectible from provincial and Hangzhou City government insurance, as such amounts have been determined by the health insurance bureaus to be unqualified for reimbursement.

Accounts receivables from our online pharmacy business mainly consist of receivables from insurance company and a service company handling with insurance companies. As we continue to expand our business with commercial insurance company, our receivables from them increased. Additionally, certain receivables are from third-party platforms such as JD.com where we sell products. Usually, the third-party platforms will collect from customers ordering on their platforms and then reimburse us at a later date, such reimbursement periods times ranging from several days to a month after orders are placed.

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

Subsequent to March 31, 2024 and through June 30, 2024, we collected approximately $6.1 million in receivables relating to our drugstore business, approximately $2.9 million in receivables relating to our online pharmacy business, approximately $5.4 million relating to our wholesale business, and $0 relating to our herb farming business.

Advances to suppliers

Advances to suppliers are mainly prepayments to secure certain products or services at favorable pricing. Since the acquisition of Jiuxin Medicine, we have gradually transferred almost all logistics services of our retail drugstores to Jiuxin Medicine. Jiuzhou Pharmacy only purchases certain non-medical products such as sundry. As a result, our retail chain made few advances to suppliers as of March 31, 2024. At the end of 2024 we had outstanding advances to suppliers with which we have ceased doing business. These advances have been fully reserved.

Advances to suppliers for our drug wholesale business consist of prepayments to our vendors such as pharmaceutical manufacturers and other distributors. We typically receive products from vendors within three to nine months after making prepayments. We continuously monitor delivery from and payments to our vendors while maintaining a provision for estimated credit losses based upon past experience and any supplier-specific issues such as the discontinuation of inventory supply that have been identified. If we are having difficulty receiving products from a vendor, we take the following steps: cease purchasing products from the vendor, ask for return of our prepayment promptly, and if necessary, take legal action. If all of these steps are unsuccessful, management then determines whether or not the prepayments should be reserved or written off. In fiscal 2024, in order to use our cash more efficiently, we accelerated the collection of deposits from quite a few suppliers, especially aged accounts. We chose to only leave deposits with critical suppliers who supply large quantities of merchandise. As a result, the outstanding advances to suppliers decreased dramatically.

Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations

The following table summarizes our contractual obligations:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term loan payable	$276,997	276,997	-	-	-
Notes payable	31,676,335	31,676,335	-	-	-
Long-term loan payable	-	-	-	-	-
Total	$31,953,332	31,953,332	-	-	-

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

The exchange rates used to translate amounts in RMB into USD for the purposes of preparing the audited consolidated financial statements or otherwise disclosed in this report were as follows:

	March 31, 2024	March 31, 2023	March 31, 2022
Balance sheet items, except for the registered and paid-up capital, as of end of period/year	USD1: RMB 7.2203	USD1: RMB 6.8676	USD1: RMB 6.3393

Amounts included in the statement of Operations and statement of cash flows for the period/ year ended	USD1: RMB 7.1671	USD1: RMB 6.8516	USD1: RMB 6.4180

Inflation

We believe that inflation has not had a material effect on our operations to date.

B. LIQUIDITY AND CAPITAL RESOURCES

Our cash flows for the periods indicated are as follows:

	For the year ended March 31,
	2024	2023	2022
Net cash used in operating activities	$(3,155,439)	$(3,283,513)	$(5,385,973)
Net cash used in investing activities	$(2,039,850)	$(316,097)	$(306,138)
Net cash provided by financing activities	$8,004,291	$2,366,156	$4,836,898

Net cash used in operating activities

For the year ended March 31, 2024 cash used in operating activities amounted to $(3,155,439), as compared to $(3,283,513) a year ago. The change is primarily attributable to an increase in net income of $16,904,535, an increase in accounts receivable of $727,315, an increase in cash provided by accounts payable of $4,236,698 and an increase in cash provided by other payables and accrued liabilities of $2,210,422, offset by a decrease in bad debt direct write-off and provision of $6,789,437, a decrease in inventories and biological assets of $1,177,071 and a decrease in stock compensation of $10,360,000.

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

Net cash used in investing activities

For the year ended March 31, 2024, net cash used in investing activities amounted to $(2,039,850), as compared to $(316,097) provided by investing activities a year ago. The change is primarily attributable to investment in a joint venture and purchases of long-term assets.

For the year ended March 31, 2023, net cash used in investing activities amounted to $(316,097), as compared to $(306,138) provided by investing activities a year ago. The change is primarily attributable to purchases of long-term assets.

Net cash provided by financing activities

For the year ended March 31, 2024, net cash provided by financing activities amounted to $8,004,291, as compared to $2,366,156 a year ago. The change is primarily due to notes payable and proceeds from short-term bank loan.

For the year ended March 31, 2023, net cash provided by financing activities amounted to $2,366,156, as compared to $4,836,898 a year ago. The change is primarily due to repayment of notes payable and proceeds from equity and debt financing.

As of March 31, 2024, we had cash of approximately $32,874,171. Our total current assets as of March 31, 2024, were $69,682,362 and total current liabilities were $74,360,095, which resulted in a working capital deficit of $4,677,733.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company has no research and development policy for the past three years.

D. TREND INFORMATION.

Industry and Market Outlook

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E. CRITICAL ACCOUNTING ESTIMATES

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. DIRECTORS AND SENIOR MANAGEMENT.

The following table identifies our current executive officers and directors as of the date of this report, their respective offices and positions, and their respective dates of election or appointment:

Name	Age(1)	Position	Date of Appointment
Lei Liu	59	Chief Executive Officer and Chairman of the Board of Directors	September 17, 2009
Ming Zhao	48	Chief Financial Officer	August 1, 2011
Li Qi	52	Director	October 23, 2009
Caroline Wang (2) (3) (4)	37	Director	March 29, 2017
Jiangliang He (2) (3) (4)	61	Director	September 4, 2018
Genghua Gu (2) (3) (4)	73	Director	March 28, 2014

(1)	As of the date of this report.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Nominating Committee.

Biographical Information of Our Current Directors and Executive Officers

Lei Liu has served as our Chief Executive Officer and Chairman of our Board of Directors since September 17, 2009. Mr. Liu is one of the three founders of Hangzhou Jiuzhou Grand Pharmacy Chain Co., Ltd. (“Jiuzhou Pharmacy”), Hangzhou Jiuzhou Clinic of Integrated Traditional and Western Medicine (General Partnership) (“Jiuzhou Clinic”) and Hangzhou Jiuzhou Service & Public Health Service Co., Ltd. (“Jiuzhou Service”) (Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service, as well as the subsidiaries of Jiuzhou Pharmacy, collectively as “HJ Group”), and has been the executive director of Jiuzhou Pharmacy since September 2003 and the supervising director of Jiuzhou Service since November 2005. From December 1997 to August 2003, Mr. Liu worked in Tai He Drugstore as a general manager. From September 1992 to November 1997, Mr. Liu was an administration official of Hangzhou Medical Junior College, his alma mater, where he was also a researcher and an anatomy instructor from September 1983 to July 1992. Mr. Liu has been a licensed researcher in the PRC since September 1988. As the founder and CEO responsible for our strategies and directions, Mr. Liu has been valuable to us and our Board of Directors.

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

Li Qi is one of the three founders of HJ Group. Ms. Qi had served as our secretary since October 23, 2009 to September 4, 2018, and is currently the general manager of both Jiuzhou Pharmacy and Jiuzhou Service. From January 2000 to June 2003, Ms. Qi worked in Zhejiang Yikang Drugstore as a general manager. From October 1991 to January 2000, Ms. Qi worked in the Branch Hospital of Hangzhou No. 1 People’s Hospital as a nurse. Ms. Qi is a licensed TCM pharmacist in the PRC and is a 1991 graduate of Hangzhou Nurse School. As a founder and general manager of our two subsidiaries overseeing our day-to-day corporate operations, Ms. Qi is qualified to serve on our Board of Directors.

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

Board Diversity Matrix (as of the date of this annual report)
Country of Principal Executive Offices	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

Part I: Gender Identity	Female	Male	Non- Binary	Did Not Disclose Gender
Directors	2	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0	0	0	0
LGBTQ+	0	0	0	0
Did Not Disclose Demographic Background	0	0	0	0

B. COMPENSATION.

Compensation of Directors and Executive Officers

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to our principal executive officer and principal financial officer during the last two (2) fiscal years. No other executive officer received compensation in excess of $100,000 during the fiscal year ended March 31, 2024 and 2023.

Summary Compensation Table
Name and Principal Position	Fiscal Year ended March 31,	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Lei Liu,	2024	90,000	-0-	-	-0-	-0-	-0-	-0-	90,000
CEO (2)	2023	90,000	-0-	1,691,800	-0-	-0-	-0-	-0-	1,781,800

Ming Zhao,	2024	88,000	-0-	-	-0-	-0-	-0-	-0-	88,000
CFO	2023	88,000	-0-	101,000	-0-	-0-	-0-	-0-	189,000

(1)	Reflects the full fair value of stock issued during the applicable fiscal year for financial statement reporting purposes.
(2)	Salary as reported is based on interbank exchange rate of RMB 6.8516 to $1.00 on March 31, 2023 and RMB 7.1671 to $1.00 on March 31, 2024.

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

Agreement with Ming Zhao

We entered into an employment agreement with Mr. Zhao dated as of August 1, 2011, under which Mr. Zhao is serving as our Chief Financial Officer for a term of two years commencing August 1, 2011, for annual compensation of $100,000, payable in monthly installments, as well as a one-time grant of 3,333 shares of our ordinary shares (the “Shares”) under our 2010 Equity Incentive Plan. The term of his employment was extended verbally for another two (2) years with an amended annual compensation of $88,000 starting from October 2012. The term of this employment was extended verbally for another one (1) year automatically (unless providing prior notice otherwise) with an annual compensation of $88,000 starting from October 2015. During his employment, Mr. Zhao is subject to certain restrictive covenants, including (i) prohibition against engaging in any work that competes with us and our business and soliciting our customers, potential customers and employees, and (ii) requirement to maintain our confidential information.

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

Outstanding Equity Awards at Fiscal Year Ended March 31, 2024

Option Awards						Stock Awards
Name	Number of securities underlying unexercised options exercisable	Equity incentive plan awards: number of securities underlying unexercised options unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
Lei Liu	-	-	-	-	-	-	-	-	$-
Ming Zhao	-	-	-	-	-	-	-	-	$-
Li Qi	-	-	-	-	-	-	-	-	$-

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	-	-	-
Equity compensation plans not approved by security holders	-	-	-
TOTAL	-	-	-

Discussion of Summary Compensation and Grants of Plan-based Awards Tables

A summary of certain material terms of our existing compensation plans and arrangements is set forth below.

On September 21, 2010, our Board of Directors approved a stock incentive plan for officers, directors, employees, and consultants entitled “China Jo-Jo Drugstores, Inc. 2010 Equity Incentive Plan” (the “Plan”). The maximum number of shares that may be issued under the Plan is 168,750 shares of our ordinary shares. The Plan was approved by our shareholders at our annual meeting held on November 2, 2010. On February 24, 2015, our Board of Directors adopted and approved Amendment No. 1 to the Plan to increase the number of shares of the Company’s ordinary shares available for issuance thereunder from 168,750 share limit to 360,417 shares. Amendment No. 1 was approved by the stockholders at the annual shareholders meeting on March 23, 2015. On January 27, 2016, our Board of Directors adopted and approved Amendment No. 2 to the Plan to increase the number of shares of the Company’s ordinary shares available for issuance thereunder from 360,417 share limit to 597,917 shares. Amendment No. 2 was approved by the stockholders at the annual shareholders meeting on March 23, 2016. Under the Plan, the Company may issue ordinary shares and/or options to purchase ordinary shares to our officers, directors, employees and consultants. The Plan is administered either by our Board of Directors or a committee that it designates comprising of at least two (2) “non-employee” directors. The board (or the committee, if one is designated) has full and complete authority, in its discretion, but subject to the express provisions of the Plan, to grant awards, to determine the number of awards to be granted and the time or times at which awards shall be granted; to establish the terms and conditions upon which awards may be exercised; to remove or adjust any restrictions and conditions upon awards; to specify, at the time of grant, provisions relating to exercisability of awards and to accelerate or otherwise modify the exercisability of any awards; and to adopt such rules and regulations and to make all other determinations deemed necessary or desirable for the administration of the Plan. On February 14, 2017, our Board of Directors adopted and approved Amendment No. 3 to the Plan to increase the number of shares of the Company’s ordinary shares available for issuance thereunder from 597,917 share limit to 808,039 shares. Amendment No. 3 was approved by the stockholders at the annual shareholders meeting on March 29, 2017. On March 26, 2018, the shareholders of the Company approved the Amendment No. 4 to the Plan which increased the total shares of ordinary shares available for issuance thereunder to 1,016,372. On June 30, 2018, the Compensation Committee of the Board approved the Amendment No. 5 to the Plan as The Tax Cuts and Jobs Act of 2017 removed the 162(m) qualified performance based compensation exemption to the $1 million cap on deductions for compensation to covered executives. Section 1.3.2 was in the Plan to permit grants under the Plan to fit within that exemption. As that exemption no longer applies for grants made in 2018 or thereafter, the Plan had been amended to remove the provisions intended to comply with that exemption, including the one in Section 1.3.2. of the Plan. On March 5, 2020, the shareholders of the Company approved the Amended and Restated 2010 Equity Incentive Plan, which in addition to the incorporation of the Amendment No. 4 and Amendment No. 5 to the Plan, clarified the term of the Plan in order to render the Plan being available for incentive stock options grants in the future and approved the proposal of adding a ten-year term to the Plan. The Plan, effective since November 2, 2010, shall terminate automatically on January 14, 2030 (the tenth anniversary of the Board’s approval of this Plan), unless terminated earlier by the Board, except with respect to Awards then outstanding. The Plan, as amended and restated, has authorized, with the stockholders’ approval previously obtained, to reserve a total of 1,016,372 shares of our ordinary shares for issuance under the Plan. As of March 31, 2024, there were 0 ordinary share available for future issuance under the Plan.

Director Compensation

The following table provides compensation information for our directors during the fiscal year ended March 31, 2024:

Director Compensation Table
Name	Fiscal Year ended March 31,	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Lei Liu (2)	2024	90,000	-0-	-0-	-0-	-0-	-0-	90,000
Li Qi (2)	2024	68,000	-0-	-0-	-0-	-0-	-0-	68,000
Caroline Wang	2024	11,162	-0-	-0-	-0-	-0-	-0-	11,162
Genghua Gu	2024	5,000	-0-	-0-	-0-	-0-	-0-	5,000
Jiangliang He	2024	5,023	-0-	-0-	-0-	-0-	-0-	5,023
Pingfan Wu	2024	8,757	-0-	-0-	-0-	-0-	-0-	8,757

(1)	Reflects dollar amount expensed by the Company during the applicable fiscal year for financial statement reporting purposes.
(2)	Compensation is reflected in the Summary Compensation Table on page 60 above.
(3)	On May 31, 2024, Ms. Pingfan Wu had resigned from her position as a member of the board of directors (the “Board”) due to personal reasons. The resignation of Ms. Wu did not result from any disagreement with the Company on any matter relating to the Company’s business operations, financial reporting or controls, policies or practices

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

Agreement with Caroline Wang

On March 29, 2017, we entered into an agreement with Ms. Wang in the form of a director offer letter pursuant to which we agreed to compensate her $11,162 (RMB80,000) annually for her services. Additionally, she is entitled to be included as an insured under our directors and officers insurance policy.

Agreement with Jiangliang He

On September 4, 2018, we entered into an agreement with Mr. He in the form of a director offer letter pursuant to which we agreed to compensate her $5,023 (RMB36,000) annually for her services. Additionally, she is entitled to be included as an insured under our directors and officers insurance policy.

Agreement with Pingfan Wu

On October 26, 2018, we entered into an agreement with Ms. Wu in the form of a director offer letter pursuant to which we agreed to compensate her $9,349 (RMB60,000) annually for her services. Additionally, she is entitled to be included as an insured under our directors and officers insurance policy. On May 31, 2024, Ms. Pingfan Wu had resigned from her position as a member of the board of directors (the “Board”) due to personal reasons.

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

Based on the information submitted by Ms. Caroline Wang, Mr. Jiangliang He, Ms. Pingfan Wu and Dr. Genghua Gu, our Board of Directors has determined that each of them is independent under Rule 5605(a)(2) of The Nasdaq Listing Rules.

Our Board of Directors has three (3) committees. During the fiscal year ended March 31, 2024, our Board of Directors and its committees held the following number of meetings and took the following number of actions by unanimous written consent:

	Meetings	Unanimous written consents
Board of Directors	2	3
Audit Committee	1	1
Compensation Committee	1	0
Nominating Committee	1	0

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

D. EMPLOYEES.

As of March 31, 2024, we had 1,003 employees combined in our retail and wholesale operations, consisting of 939 full-time and 64 part-time employees. The number of employees for each area of operations, and such employees as a percentage of our total workforce, are as follows:

	As of March 31, 2024
	Employees	Percentage
Non-pharmacist store staff	464	46.2%
Pharmacists	327	32.6%
Management - non-pharmacists	30	3.0%
Physicians	77	7.7%
Non-physician clinic staff	38	3.8%
Wholesale - non-warehouse	20	2.0%
Online pharmacy - technicians	2	0.2%
Online pharmacy - non-technicians	45	4.5%
Total	1,003	100.00%

E. SHARE OWNERSHIP.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding our ordinary shares beneficially owned on July 30, 2024 or the latest applicable date prior to that date, for (i) each stockholder known to be the beneficial owner of five percent (5%) or more of our outstanding ordinary shares, (ii) each executive officer and director, and (iii) all executive officers and directors as a group. To the best of our knowledge, subject to community and marital property laws, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted.

Ordinary Shares Beneficially Owned
Executive officers and directors: (1)	Number of Shares beneficially owned (2)	Percentage of class beneficially owned (3)
Lei Liu, Chief Executive Officer and Chairman of the Board of Directors (4)	511,568	7.7%
Ming Zhao, Chief Financial Officer	3,331	0.1%
Li Qi, Director (4)	25,125	0.4%
Caroline Wang, Director (5)	-	* %
Genghua Gu, Director (6)	42	* %
Jiangliang, He, Director	-	* %
All directors and executive officers as a group (6 persons)		7.8%

5% Shareholders: (1)
N/A

*	Less than 0.1%.
(1)	Unless otherwise noted, the address for each of the named beneficial owners is: Renxin Yaju Building 5 Floor 4 Gong Shu District, Hangzhou City, Zhejiang Province, China, 310008.
(2)	Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of ordinary shares actually outstanding.
(3)	Unless otherwise noted, the number and percentage of outstanding shares of ordinary shares is based upon 6,654,077 shares outstanding as of July 30, 2024.
(4)	The address of Super Marvel Limited (“Super Marvel”) is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The owners of Super Marvel are Lei Liu (56.7%) and Li Qi (43.3%). They are also its directors. As such, they are deemed to have or share investment control over Super Marvel’s portfolio. According to Rule 13d-5, when two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer, the group formed thereby shall be deemed to have acquired beneficial ownership, for purposes of sections 13(d) and (g) of the Exchange Act, as of the date of such agreement, of all equity securities of that issuer beneficially owned by any such persons. As a result, 25,125 ordinary shares held by Super Marvel reported herein as beneficially owned by each of Mr. Liu and Ms. Qi, which they in turn own indirectly through their respective ownership of Super Marvel.
(5)	Ms. Wang’s address is: 3601B The Center, Changle Road, Xuhui District, and Shanghai, China.
(6)	Dr. Gu’s address is: No.1, Xueshi Road, Hangzhou, China.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

None.

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

Other Related Party Transactions

Due from related parties:	March 31, 2024	March 31, 2023
Hangzhou Kahamadi Biotechnology Co., Ltd	32,825	-
Others (the directors of subsidiaries)(1)	280,521	-
Total	$313,346	$-

Due to related parties:	March 31, 2024	March 31, 2023
Due to a director and CEO (2):	1,580,057	683,560
Other(3):	253,452	-
Total	$1,833,509	$683,560

(1)	Advances to directors of our subsidiaries.
(2)	Due to foreign exchange restrictions, the Company’s director and CEO, Mr. Lei Liu personally lent U.S. dollars to the Company to facilitate its payments of expenses in the United States. The Company leases a retail space from Mr. Lei Liu. The lease will expire in September 2025. The amounts owed under the lease for the twelve months ended March 31, 2024 were paid to Mr. Liu as of March 31, 2024.
(3)	Linjia Medical borrowed from its non-controlling shareholder.

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

Based on the records of our transfer agent, we had 6,654,077 shares of ordinary shares issued and outstanding as of July 30, 2024.

D. SELLING SHAREHOLDERS.

Not applicable.

E. DILUTION.

Not applicable.

F. EXPENSES OF THE ISSUE.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

A. SHARE CAPITAL

See “Item 10. Additional Information – Memorandum and Articles of Association”.

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

On March 1, 2024, the Company effected a 1-for-20 reverse stock split on its ordinary shares. Upon the effectiveness of the reverse stock split, every 20 shares of the Company’s issued and outstanding ordinary shares were automatically be converted into one issued and outstanding ordinary share. No fractional shares were issued as a result of the reverse stock split. Instead, any fractional shares that would have resulted from the split were rounded up to the next whole number. The reverse stock split affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding ordinary shares, except for adjustments that may result from the treatment of fractional shares.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands and our affairs are governed by our Memorandum and Articles of Association, the Companies Law (as amended) of the Caymans Islands, which is referred to as the Companies Law below, and common law of the Cayman Islands. Our authorized share capital is US$36,010,000 divided into (i) 150,000,000 Ordinary Shares of a par value of US$0.24 each, and (ii) 10,000,000 preferred shares of a par value of US$0.001 each.

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

C. MATERIAL CONTRACTS.

All material contracts concluded by the Company during the two years preceding the date of this annual report were entered into in the ordinary course of business, except for those entered into in connection with the recent registered direct financings of the Company prior to the date of this report, a form of such agreement is listed under the Exhibit Index of this annual report and incorporated by reference from the filings as indicated thereunder.

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

Dividend Distribution

Under current applicable laws and regulations, each of our consolidated PRC entities, including WFOEs and domestic companies, may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our consolidated PRC entities is required to deposit at least ten percent (10%) of its after-tax profit based on PRC accounting standards each year into its statutory surplus reserve fund until the accumulative amount of such reserve reaches fifty percent (50%) of its registered capital. These reserves are not distributable as cash dividends. As of March 31, 2024 the accumulated balance of our statutory reserve funds reserves amounted to $1.31 million, and the accumulated losses of our consolidated PRC entities amounted to $40.83 million.

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

J. ANNUAL REPORT TO SECURITY HOLDERS

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Exchange Rate Risk

While our reporting currency is the U.S. dollar, the majority of our revenues and costs are denominated in RMB and a significant portion of our assets and liabilities are denominated in RMB. As a result, we are exposed to foreign exchange risk because our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. To the extent that the Company needs to convert the U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against the U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into the U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Company’s earnings or losses. Since 2005, China reformed its exchange rate regime and the RMB is no longer pegged to the U.S. dollar. In 2010, the People’s Bank of China decided to move to further reform the RMB exchange rate regime to enhance the flexibility of the RMB exchange rate. For RMB against U.S. dollar, there was depreciation of approximately 6.8% and depreciation of approximately 5.1% during the years ended March 31, 2023 and 2024, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future, but the RMB may appreciate or depreciate more significantly in value against the U.S. dollar or other foreign currencies, depending on the market supply and demand with reference to a basket of currencies.

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

Interest Rate Risk

We had cash, cash equivalents, restricted cash and certificate of deposit totaling $31.68 million and notes receivable of $0.00 million as of March 31, 2024. Cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. As of March 31, 2024, we had $0 million of short-term bank loans and $0 million of long-term loans outstanding. Our exposure to interest rate risk primarily relates to the interest income generated from cash held in bank deposits and notes receivable, and interest expenses generated from short-term bank loans. We believe that we do not have any material exposure to changes in fair value as a result of changes in interest rates due to the short term nature of our cash equivalents. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates.

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

As of March 31, 2024, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures.

Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2024, our disclosure controls and procedures were ineffective. They reached this conclusion due to the presence of material weaknesses in internal controls over financial reporting as described below. Management anticipates that our disclosure controls and procedures will remain ineffective until such material weaknesses are remediated.

Management’s Report on Internal Control over Financial Reporting

We assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2024. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO) in the Internal Control-Integrated Framework. We are responsible for establishing and maintaining adequate internal control over financial reporting. Based on our evaluation, management concluded that our internal control over financial reporting was ineffective as of March 31, 2024 due to the following material weaknesses:

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

Management’s assessment of the control deficiency over accounting and finance personnel as of March 31, 2024 considered the same factors, including:

●	the number of adjustments proposed by our independent auditors during our quarterly review and annual audit processes;

●	how adequately we complied with U.S. GAAP on transactions; and

●	how accurately we prepared supporting information to provide to our independent auditors on a quarterly and annual basis.

Based on the above factors, management concluded that the lack of timely reconciliation of booking and recording from China GAAP to US GAAP, lack of accounting staff with sufficient US GAAP experience, and lack of timely reconciliation of revenue and accounts receivable collectability are material weaknesses as of March 31, 2024.

Remediation of Material Weakness for the year ended March 31, 2024

Subsequent to the identification of the material weakness, we have enhanced existing controls and design and implemented new controls. We have devoted significant time and attention to remediate the above material weaknesses. For example, we redesigned our system to retrieve data faster, so we are able to identify and reconcile the GAAP difference more efficiently. In addition, we trained our accounting staff with US GAAP knowledge, so they can meet the requirement from our auditors more efficiently. Additionally, we plan to more closely monitor the collection of our accounts receivables. We will check more often about the collectability of their receivables. If we determine that the accounts are uncollectible, we will quickly seek the potential recovery and recognize any potential loss soon. These improvements to our internal control infrastructure were implemented, and were in place in connection with the preparation of our financial statements for the year ended March 31, 2024. As such, we believe that the remediation initiative outlined above will be sufficient to remediate as the changes become operational for future years the material weakness in internal control over financial reporting as discussed.

Changes in Internal Control over Financial Reporting

In the year ended March 31, 2024, we linked our SAP system, a leading ERP system from Germany that was installed in 2017 with a series of local banks, so it can provide a view of overall and instant cash information. In addition, we hired specialized managers who are able to program and develop improved procedure in the system. Furthermore, we have been training our staff in implementing the management system continually. We expect to continually improve our internal control system. There have been no other changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13a-15 or Rule 15d-15 that occurred during the year ended March 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Our current principal independent auditor is YCM CPA Inc. (“YCM”) whom we engaged on May 31, 2022. The following table shows the fees for audit and other services provided by YCM in relation to our 2024 and 2023 fiscal years:

	For the Fiscal Years ended March 31,
	2024	2023
Audit Fees (1)	$190,000	$180,000
Audit-Related Fees (2)	-	-
Tax Fees (3)	-	-
All Other Fees (4)	-	40,721
Total	$190,000	$220,721

(1)	Audit Fees: This category includes the audit of our annual financial statements, review of financial statements included in our interim semi-annual report on Form 6-K, and services that are normally provided by independent auditors in connection with statutory and regulatory filings or the engagement for fiscal years. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements.
(2)	Audit-Related Fees: This category consists of assurance and related services by our independent auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.”
(3)	Tax Fees: This category consists of professional services rendered by our independent auditors for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.
(4)	All Other Fees: This category consists of fees for other miscellaneous items.

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

ITEM 16K. CYBERSECURITY.

Risk Management and Strategy

We have implemented cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

As of the date of this Report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our Board of Directors is responsible for overseeing the Company’s cybersecurity risk management and be informed on risks from cybersecurity threats. The Board shall review, approve and maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) related to cybersecurity matters in the periodic reports (including annual report on Form 20-F) of the Company. In addition, our management team, including those with experience in dealing with confidentiality-related cybersecurity issues, oversee and manage cybersecurity related matters and formulate policies as necessary. Our Board review on an annual basis regarding assessment, identification and management on material risks from cybersecurity threats happened in the ordinary course of our business operations. If a cybersecurity incident occurs, our Board will promptly organize relevant personnel for internal assessment and, depending on the situation, seek the opinions of external experts and legal advisors. If it is determined that the incident could potentially be a material cybersecurity event, our Board will decide on the relevant response measures and whether any disclosure is necessary. If such disclosure is determined to be necessary, such disclosure material will be prepared and reviewed by our Board before it is disseminated to the public.

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
Lei Liu
Chief Executive Officer (Principal Executive Officer)

July 30, 2024

INDEX

The following documents are filed as part of this annual report on Form 20-F.

Exhibit Number	Description
1.1	The Second Amended and Restated Memorandum and Articles of Association (24)
2.1	Share Exchange Agreement among Kerrisdale Mining Corporation, certain of its stockholders, Renovation Investment (Hong Kong) Co., Ltd. and its shareholders dated September 17, 2009 (3)
2.2	Description of Securities (25)
4.1	Specimen of Ordinary shares Certificate (1)
4.2	Amended and Restated 2010 Equity Incentive Plan (20)
8.1	List of Subsidiaries (25)
10.1	Consulting Services Agreement between Zhejiang Jiuxin Investment Management Co., Ltd. (“Jiuxin Management”) and Hangzhou Jiuzhou Grand Pharmacy Chain Co., Ltd. (“Jiuzhou Pharmacy”) dated August 1, 2009 (3)
10.2	Operating Agreement among Jiuxin Management, Jiuzhou Pharmacy and its owners dated August 1, 2009 (3)
10.3	Equity Pledge Agreement among Jiuxin Management, Jiuzhou Pharmacy and its owners dated August 1, 2009 (3)
10.4	Option Agreement among Jiuxin Management, Jiuzhou Pharmacy and its owners dated August 1, 2009 (3)
10.5	Voting Rights Proxy Agreement among Jiuxin Management, Jiuzhou Pharmacy and its owners dated August 1, 2009 (3)
10.6	Consulting Services Agreement between Jiuxin Management and Hangzhou Jiuzhou Clinic of Integrated Traditional and Western Medicine (General Partnership) (“Jiuzhou Clinic”) dated August 1, 2009 (3)
10.7	Operating Agreement among Jiuxin Management, Jiuzhou Clinic and its owners dated August 1, 2009 (3)
10.8	Equity Pledge Agreement among Jiuxin Management, Jiuzhou Clinic and its owners dated August 1, 2009 (3)
10.9	Option Agreement among Jiuxin Management, Jiuzhou Clinic and its owners dated August 1, 2009 (3)
10.10	Voting Rights Proxy Agreement among Jiuxin Management, Jiuzhou Clinic and its owners dated August 1, 2009 (3)
10.11	Consulting Services Agreement between Jiuxin Management and Hangzhou Jiuzhou Medical & Public Health Service Co., Ltd. (“Jiuzhou Service”) dated August 1, 2009 (3)
10.12	Operating Agreement among Jiuxin Management, Jiuzhou Service and its owners dated August 1, 2009 (3)
10.13	Equity Pledge Agreement among Jiuxin Management, Jiuzhou Service and its owners dated August 1, 2009 (3)
10.14	Option Agreement among Jiuxin Management, Jiuzhou Service and its owners dated August 1, 2009 (3)
10.15	Voting Rights Proxy Agreement among Jiuxin Management, Jiuzhou Service and its owners dated August 1, 2009 (3)
10.16	Amendment to Consulting Services Agreement between Jiuxin Management and Jiuzhou Pharmacy dated October 27, 2009 (4)
10.17	Amendment to Operating Agreement between Jiuxin Management and Jiuzhou Pharmacy dated October 27, 2009 (4)
10.18	Amendment to Option Agreement between Jiuxin Management and Jiuzhou Pharmacy dated October 27, 2009 (4)
10.19	Amendment to Voting Rights Proxy Agreement between Jiuxin Management and Jiuzhou Pharmacy dated October 27, 2009 (4)
10.20	Amendment to Consulting Services Agreement between Jiuxin Management and Jiuzhou Clinic dated October 27, 2009 (4)
10.21	Amendment to Operating Agreement between Jiuxin Management and Jiuzhou Clinic dated October 27, 2009 (4)
10.22	Amendment to Option Agreement between Jiuxin Management and Jiuzhou Clinic dated October 27, 2009 (4)
10.23	Amendment to Voting Rights Proxy Agreement between Jiuxin Management and Jiuzhou Clinic dated October 27, 2009 (4)
10.24	Amendment to Consulting Services Agreement between Jiuxin Management and Jiuzhou Service dated October 27, 2009 (4)
10.25	Amendment to Operating Agreement between Jiuxin Management and Jiuzhou Service dated October 27, 2009 (4)
10.26	Amendment to Option Agreement between Jiuxin Management and Jiuzhou Service dated October 27, 2009 (4)
10.27	Amendment to Voting Rights Proxy Agreement between Jiuxin Management and Jiuzhou Service dated October 27, 2009 (4)
10.28	Director Offer Letter with Caroline Wang dated as of March 29, 2017 (21)
10.29	Director Offer Letter with Genghua Gu dated December 9, 2013 (13)
10.30	Form of the Non-statutory Stock Option Agreement (16)

10.31	Form of the Restricted Stock Award Agreement for the issuance on November 27, 2015 (18)
10.32	Offer Letter to Mr. Jiangliang He dated September 4, 2018 (22)
10.33	Director Offer Letter with Ms. Pingfan Wu, dated October 26, 2018 (15)
10.34	Agreement and Plan of Merger by and between China Jo-Jo Drugstores, Inc. and China Jo-Jo Drugstores Holdings, Inc., dated May 14, 2021 (23)
12.1	Section 302 Certification by the Corporation’s Chief Executive Officer *
12.2	Section 302 Certification by the Corporation’s Chief Financial Officer *
13.1	Section 906 Certification by the Corporation’s Chief Executive Officer and Chief Financial Officer *
14.1	Code of Business Conduct and Ethics (5)
15.1	Consent of Company’s current Independent Publicly Registered Accounting Firm, YCM CPA, Inc.*
97.1	Compensation Recovery Policy *
99.1	Project Agreement between The People’s Government of Qianhong Village, Lin’an, Zhejiang Province (the “Qianhong Local Government”) and Jiuzhou Pharmacy dated February 27, 2010 (7)
99.2	Security Deposit Agreement between the Qianhong Local Government and Jiuzhou Pharmacy dated February 27, 2010 (7)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
(1)	Incorporated by reference from the predecessor of the registrant’s Registration Statement on Form SB-2 filed on November 28, 2007
(2)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on July 15, 2008
(3)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on September 24, 2009
(4)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on October 30, 2009
(5)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on March 16, 2010
(6)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on April 14, 2010
(7)	Incorporated by reference from the predecessor of the registrant’s Annual Report on Form 10-K filed on June 29, 2010
(8)	[Reserved]
(9)	Incorporated by reference from the predecessor of the registrant’s Quarterly Report on Form 10-Q filed on February 14, 2011
(10)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on May 17, 2012
(11)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on November 30, 2012
(12)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on January 4, 2013
(13)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on December 12, 2013
(14)	[Reserved]
(15)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on October 26, 2018
(16)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on November 24, 2014
(17)	[Reserved]
(18)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on December 2, 2015
(19)	[Reserved]
(20)	Incorporated by reference from the predecessor of the registrant’s Exhibit A to the proxy statement on Schedule 14A filed on January 21, 2020
(21)	Incorporated by reference from Exhibit 10.33 of the predecessor of the registrant’s Annual Report on Form 10-K filed on June 29, 2017
(22)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on September 6, 2018
(23)	Incorporated by reference from the predecessor of the registrant’s Current Report on Form 8-K filed on May 14, 2021
(24)	Incorporated by reference to Exhibit 99.2 on Form 6-K filed with the Securities and Exchange Commission on March 1, 2022
(25)	Incorporated by reference on Form 20-F filed with the Securities and Exchange Commission on June 15, 2023

China Jo-Jo Drugstores, Inc. and Subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of China Jo-Jo Drugstores, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of China Jo-Jo Drugstores, Inc. and subsidiaries (collectively, the “Company”) as of March 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Valuation of Accounts Receivable

Description of the Matter

As described in Note 2 and Note 4 to the consolidated financial statements, the Company’s accounts receivable totaled approximately $15.8 million as of March 31, 2024. Accounts receivable are reported at an amount that management expects to collect, net of estimated allowances. The valuation of accounts receivable is a critical audit matter due to the significant judgments made by management regarding the allowance for credit losses, which required a high degree of auditor judgment to design and perform audit procedures and evaluate the audit evidence obtained in relation to the valuation.

How We Addressed the Matter in Our Audit

To address the matter involved, we designed and performed audit procedures and evaluated audit evidence in connection with forming our overall opinion on the consolidated financial statements. Our audit procedures included the following:

1.	We reviewed the process and methodologies used by management to develop their valuation approach.

2.	We tested the data used by management to ensure its accuracy and completeness.

3.	We verified the underlying assumptions used in estimating the accounts receivable, ensuring they are reasonable and based on reliable data.

4.	We compared the historical estimates made by management to the actual amounts collected.

5.	We reviewed the forward-looking information and assumptions used by management and evaluated the reasonableness of these assumptions in the context of current economic conditions and industry trends.

Revenue Recognition – Determination of Estimated Reserve for Government Medical Insurance Agency

Description of the Matter

As described in Note 2 to the consolidated financial statements, the Company separates its revenues into three segments: drugstore retail sales, online pharmacy sales and wholesale. Purchases related to drugstore retail sales are mainly paid by cash or government medical insurance card. The government medical insurance card is funded by local government medical insurance agencies and can only be used for medical purposes. When a customer makes a purchase with the government medical insurance card, the agency receives a notification at the checkout to reserve the balance on that card. Each month, the Company files claims with the agencies for reimbursement for the prior month. However, the agency could deny reimbursement for various reasons, such as sales exceeding limited quantities. While the vast majority of the balance claimed will be reimbursed within a few months, a small portion may take longer, including up to more than a year. The determination of the reserve for potential losses from the agency is a critical audit matter due to the significant judgment by management in estimating the loss on claims, which required a high degree of auditor judgement to design and perform audit procedures and evaluate the audit evidence obtained in relation to the estimated loss.

How We Addressed the Matter in Our Audit

To address the matter involved, we designed and performed audit procedures and evaluated audit evidence in connection with forming our overall opinion on the consolidated financial statements. Our audit procedures included the following:

1.	We evaluated and tested the process used by management to estimate the loss of the claims. This involved understanding the methodologies and assumptions applied by management in determining the reserve.

2.	We compared estimated losses to historically uncollected amounts and assessed the accuracy and reliability of management’s past estimates.

3.	We researched and reviewed the government medical insurance policies and any updates throughout the year to evaluate any significant changes in these policies that could impact the reimbursement of claims.

4.	We examined reimbursements received in the subsequent period through the filing date to identify any indications of additional loss.

/s/ YCM CPA, Inc.

We have served as the Company’s auditor since 2022.

PCAOB ID 6781

Irvine, California

July 30, 2024

CHINA JO-JO DRUGSTORES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,
	2024	2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$20,149,806	$18,807,936
Restricted cash	12,724,365	12,762,708
Trade accounts receivables	15,824,103	14,119,606
Inventories	16,248,373	15,309,100
Other receivables, net	2,938,049	2,725,015
Advances to suppliers	914,776	142,417
Due from related parties	313,346	-
Other current assets	569,544	616,008
Total current assets	69,682,362	64,482,790

OTHER ASSETS
Property and equipment, net	4,906,589	5,100,264
Long-term investment	1,195,261	1,772,072
Farmland assets	634,153	666,721
Long-term deposits	1,119,006	1,038,125
Other noncurrent assets	682,437	790,056
Operating lease right-of-use assets	13,827,360	13,924,826
Intangible assets, net	3,009,922	3,195,748
Total other assets	25,374,728	26,487,812
Total assets	$95,057,090	$90,970,602

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loan payable	$276,997	$-
Accounts payable	31,630,131	26,990,250
Notes payable	31,676,335	29,255,776
Other payables	2,493,482	1,314,919
Due to related parties	1,833,509	683,560
Customer deposits	518,241	695,931
Taxes payable	682,239	1,706,909
Accrued liabilities	386,395	756,516
Current portion of operating lease liabilities	4,862,766	5,131,373
Total current liabilities	74,360,095	66,535,234

Long-term operating lease liabilities	6,403,858	7,768,216
Total liabilities	80,763,953	74,303,450

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares; $0.24 par value; 150,000,000 shares authorized; 1,743,362 and 1,184,861 shares issued and outstanding as of March 31, 2024 and 2023, respectively	418,407	284,367
Preferred shares; $0.001 par value; 10,000,000 shares authorized; nil issued and outstanding as of March 31, 2024 and 2023	-	-
Additional paid-in capital	86,413,978	83,958,418
Statutory reserves	1,309,109	1,309,109
Accumulated deficit	(73,507,246)	(69,273,018)
Accumulated other comprehensive income	1,005,762	1,735,135
Total shareholders’ equity attributed to China Jo-Jo	15,640,010	18,014,011
Noncontrolling interests	(1,346,873)	(1,346,859)
Total shareholders’ equity	14,293,137	16,667,152
Total liabilities and shareholders’ equity	$95,057,090	$90,970,602

The accompanying notes are an integral part of these consolidated financial statements.

CHINA JO-JO DRUGSTORES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended March 31,
	2024	2023	2022
REVENUES, NET	$154,541,077	$148,811,976	$164,392,555

COST OF GOODS SOLD	123,432,529	114,531,512	127,873,515

GROSS PROFIT	31,108,548	34,280,464	36,519,040

SELLING EXPENSES	27,385,587	29,177,163	30,876,959
GENERAL AND ADMINISTRATIVE EXPENSES	7,257,524	15,668,684	8,187,176
STOCK BASED COMPENSATION	-	10,360,000	-
IMPAIRMENT OF LONG-LIVED ASSETS	-	-	148,795
TOTAL OPERATING EXPENSES	34,643,111	55,205,847	39,212,930

LOSS FROM OPERATIONS	(3,534,563)	(20,925,383)	(2,693,890)

OTHER INCOME (EXPENSES):
INTEREST INCOME	516,637	883,908	401,921
INTEREST EXPENSE	(13,604)	(65,854)	(262,218)
INVESTMENT LOSS	(1,607,537)	(2,316,994)	-
OTHER INCOME (EXPENSES)	467,687	1,680,087	455,547

LOSS BEFORE INCOME TAXES	(4,171,380)	(20,744,236)	(2,098,640)

PROVISION FOR INCOME TAXES	62,862	394,541	1,099,726

NET LOSS	(4,234,242)	(21,138,777)	(3,198,366)

LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST	(14)	(252)	(6,247)

NET LOSS ATTRIBUTABLE TO CHINA JO-JO DRUGSTORES, INC.	(4,234,228)	(21,138,525)	(3,192,119)

OTHER COMPREHENSIVE LOSS
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	(729,373)	(2,617,857)	1,534,807

COMPREHENSIVE LOSS	(4,963,615)	(23,756,634)	(1,663,559)

WEIGHTED AVERAGE NUMBER OF SHARES:
Basic	1,444,263	509,828	173,966
Diluted	1,444,263	509,828	173,966

LOSS PER SHARE:
Basic	$(2.93)	$(41.46)	$(18.35)
Diluted	$(2.93)	$(41.46)	$(18.35)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA JO-JO DRUGSTORES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

						Accumulated
	Ordinary Shares		Additional			other	Non-	Total
	Number of		paid-in	Statutory	Accumulated	comprehensive	controlling	Shareholders’
	shares	Amount	capital	reserves	deficit	income/(loss)	interest	Equity
BALANCE, March 31, 2021	173,966	41,752	66,516,033	1,309,109	(44,942,374)	2,818,185	(1,340,360)	24,402,345
Net loss	-	-	-	-	(3,192,119)	-	(6,247)	(3,198,366)
Foreign currency translation loss	-	-	-	-	-	1,534,807	-	1,534,807
BALANCE, March 31, 2022	173,966	41,752	66,516,033	1,309,109	(48,134,493)	4,352,992	(1,346,607)	22,738,786
Fractional shares issued for reverse stock split	402	97	(97)	-	-	-	-	-
Issuance of shares and warrants in private placements	297,500	71,400	7,253,600	-	-	-	-	7,325,000
Share-based compensation	150,000	36,000	10,324,000	-	-	-	-	10,360,000
Cashless exercise of warrants	562,993	135,118	(135,118)	-	-	-	-	-
Net loss	-	-	-	-	(21,138,525)	-	(252)	(21,138,777)
Foreign currency translation loss	-	-	-	-	-	(2,617,857)	-	(2,617,857)
BALANCE, March 31, 2023	1,184,861	284,367	83,958,418	1,309,109	(69,273,018)	1,735,135	(1,346,859)	16,667,152
Fractional shares issued for reverse stock split	60,501	14,520	(14,520)	-	-	-	-	-
Issuance of shares and warrants in private placements	498,000	119,520	2,470,080					2,589,600
Net loss	-	-	-	-	(4,234,228)	-	(14)	(4,234,242)
Foreign currency translation loss	-	-	-	-	-	(729,373)	-	(729,373)
BALANCE, March 31, 2024	1,743,362	418,407	86,413,978	1,309,109	(73,507,246)	1,005,762	(1,346,873)	14,293,137

The accompanying notes are an integral part of these consolidated financial statements.

CHINA JO-JO DRUGSTORES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended March 31,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,234,242)	$(21,138,777)	$(3,198,366)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	790,449	718,002	1,256,491
Bad debt direct write-off and provision and reversal	(249,257)	7,579,886	939,720
Amortization of right-of-use assets	4,594,172	-	-
Loss from disposal of property and equipment	107,251	-	-
Impairment of long lived assets	-	-	148,795
Share-based compensation	-	10,360,000	-
Investment loss	1,607,537	2,316,994	-
Change in operating assets and liabilities:
Accounts receivable	(1,804,440)	(2,531,755)	(2,657,283)
Notes receivable	19,943	(20,861)	40,260
Inventories and biological assets	(1,699,621)	(522,550)	1,523,098
Other receivables	(672,830)	(958,671)	(1,927,692)
Advances to suppliers	(839,221)	201,984	(171,783)
Long term deposit	(132,568)	589,653	(159,508)
Other current assets	19,076	331,426	376,134
Other noncurrent assets	69,539	(30,483)	62,394
Amount due from related parties	(317,828)	-	-
Accounts payable	6,002,186	1,765,488	(3,558,050)
Other payables and accrued liabilities	868,975	(1,341,447)	99,132
Customer deposits	(144,761)	(1,035,456)	678,601
Taxes payable	(948,277)	433,054	1,162,084
Operating lease liabilities	(6,191,522)	-	-
Net cash used in operating activities	(3,155,439)	(3,283,513)	(5,385,973)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of equipment and building	(330,677)	(118,272)	(89,960)
Investment in a joint venture	(1,116,212)	(4,379)	-
Purchases of intangible assets	(66,973)	(12,774)	(7,012)
Additions to leasehold improvements	(525,988)	(180,672)	(209,166)
Net cash used in investing activities	(2,039,850)	(316,097)	(306,138)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loan	1,116,212	-	-
Repayment of short-term bank loan	(837,159)	-	(779,059)
Repayment of third parties loan	-	(1,811,558)	(2,613,965)
Proceeds from notes payable	56,875,403	57,965,013	65,370,181
Repayment of notes payable	(52,997,171)	(60,273,598)	(57,829,269)
Proceeds from issuance of shares and warrants in private placements	2,589,600	7,325,000	-
Proceeds from other payable-related parties	1,257,406	43,785	689,010
Repayment of other payable-related parties	-	(882,486)
Net cash provided by financing activities	8,004,291	2,366,156	4,836,898

EFFECT OF EXCHANGE RATE ON CASH	(1,505,475)	(2,535,479)	1,522,146

INCREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	1,303,527	(3,768,933)	666,933
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year	31,570,644	35,339,577	34,672,644
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, end of year	$32,874,171	$31,570,644	$35,339,577

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$149,023	$63,668	$3,955
Cash paid for interest	13,604	64,943	262,218

NON-CASH ACTIVITIES：
Cashless exercise of warrants	$-	$135,118	$-

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

On March 1, 2024, the Company effected a 1-for-20 reverse stock split on its ordinary shares. Upon the effectiveness of the reverse stock split, every 20 shares of the Company’s issued and outstanding ordinary shares were automatically be converted into one issued and outstanding ordinary share. No fractional shares were issued as a result of the reverse stock split. Instead, any fractional shares that would have resulted from the split were rounded up to the next whole number. The reverse stock split affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding ordinary shares, except for adjustments that may result from the treatment of fractional shares.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Entity Name	Background	Ownership
Renovation	● Incorporated in Hong Kong SAR on September 2, 2008	100%

Jiuxin Management	● Established in the PRC on October 14, 2008 ● Deemed a wholly foreign owned enterprise (“WFOE”) under PRC law ● Registered capital of $30.0 million	100%

Shouantang Technology	● Established in the PRC on July 16, 2010 by Renovation with registered capital of $20 million ● Registered capital requirement reduced by the SAIC to $11 million in July 2012 and is fully paid ● Deemed a WFOE under PRC law ● Invests and finances the working capital of Quannuo Technology	100%

Qianhong Agriculture	● Established in the PRC on August 10, 2010 by Jiuxin Management ● Registered capital of RMB 10 million fully paid ● Carries out herb farming business	100%

Jiuzhou Pharmacy (1)	● Established in the PRC on September 9, 2003 ● Registered capital of RMB 5 million fully paid ● Operates the “Jiuzhou Grand Pharmacy” stores in Hangzhou	VIE by contractual arrangements (2)

Jiuzhou Clinic (1)	● Established in the PRC as a general partnership on October 10, 2003	VIE by contractual arrangements (2)

	● Operates a medical clinic adjacent to one of Jiuzhou Pharmacy’s stores

Jiuzhou Service (1)	● Established in the PRC on November 2, 2005 ● Registered capital of RMB 500,000 fully paid ● Operates a medical clinic adjacent to one of Jiuzhou Pharmacy’s stores	VIE by contractual arrangements (2)

Entity Name	Background	Ownership
Jiuxin Medicine	● Established in PRC on December 31, 2003 ● Acquired by Jiuzhou Pharmacy in August 2011 ● Registered capital of RMB 10 million fully paid ● Carries out pharmaceutical distribution services	VIE by contractual arrangements as a wholly-owned subsidiary of Jiuzhou Pharmacy (2)

Jiutong Medical	● Established in the PRC on December 20, 2011 by Renovation ● Registered capital of $2.6 million fully paid ● Currently has no operation	100%

Shouantang Bio	● Established in the PRC in October, 2014 by Shouantang Technology ● 100% held by Shouantang Technology ● Registered capital of RMB 1,000,000 fully paid ● Sells nutritional supplements under its own brand name	100%

Jiuyi Technology	● Established in the PRC on September 10, 2015 ● 100% held by Renovation ● Technical support to online pharmacy	100%

Kahamadi Bio	● Established in the PRC in May 2016 ● 49% held by Shouantang Bio ● Registered capital of RMB 10 million ● Develop brand name for nutritional supplements	49%

Linjia Medical	● Established in the PRC in September 27, 2017 ● 51% held by Jiuzhou Pharmacy ● Registered capital of RMB 20 million ● Operates local clinics	VIE by contractual arrangements as a controlled subsidiary of Jiuzhou Pharmacy (2)

Shouantang Clinic	● Established in the PRC in September 2, 2022 ● 100% held by Jiuzhou Pharmacy ● Registered capital of RMB 0.1 million ● Operates local clinics	VIE by contractual arrangements as a controlled subsidiary of Jiuzhou Pharmacy (2)

Jiuzhen Health	● Established in the PRC in November 11, 2022 ● 100% held by Jiuzhou Pharmacy ● Registered capital of RMB 0.1 million	VIE by contractual arrangements as a controlled subsidiary of Jiuzhou Pharmacy (2)

Hongtong Service	● Health care delivery ● Established in the PRC in May 12, 2022 ● 100% held by Jiuzhou Pharmacy ● Registered capital of RMB 0.1 million ● Daily service	VIE by contractual arrangements as a controlled subsidiary of Jiuzhou Pharmacy (2)

(1)	Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service had been under the common control of Mr. Lei Liu and Ms. Li Qi, the three shareholders (the “Owners”) since their respective establishment dates, pursuant to agreements among the Owners to vote their interests in concert as memorialized in a voting rights agreement. Based on such voting agreement, the Company has determined that common control exists among these three companies. The Owners have operated these three companies in conjunction with one another since each company’s respective establishment date. Jiuxin Medicine is also deemed under the common control of the Owners as a subsidiary of Jiuzhou Pharmacy.

(2)	To comply with certain foreign ownership restrictions of pharmacy and medical clinic operators, Jiuxin Management entered into a series of contractual arrangements with Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service on August 1, 2009. These contractual arrangements are comprised of five agreements: a consulting services agreement, an operating agreement, an equity pledge agreement, a voting rights agreement and an option agreement. Because such agreements obligate Jiuxin Management to absorb all of the risks of loss from the activities of Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service, and enable the Company (through Jiuxin Management) to receive all of their expected residual returns, the Company accounts for each of the three companies (as well as subsidiaries of Jiuzhou Pharmacy) as a variable interest entity (“VIE”) under the accounting standards of the Financial Accounting Standards Board (“FASB”). Accordingly, the financial statements of Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service, as well as the subsidiaries under the control of Jiuzhou Pharmacy, Jiuxin Medicine and Shouantang Bio are consolidated into the financial statements of the Company.

Liquidity and capital resources

As of March 31, 2024, we had cash of approximately $32.9 million and a working capital deficit of $4.7 million. During the year ended March 31, 2024, we had a net loss of approximately $4.2 million and net cash used in operating activities were $2.9 million. However, non-cash expenses such as investment loss accounts for approximately $1.6 million, respectively. Excluding these non-cash expenses, the net loss is approximately $2.6 million.

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

On September 26, 2023, the Company closed a private placement of 498,000 shares of ordinary shares at $5.20 per share with gross proceeds of $2,589,600. On April 29, 2024, the Company entered into certain Share Purchase Agreements (the “Purchase Agreement”) with several investors (the “Investors”) pursuant to which the Company agreed to sell to the Investors, and the Investors agreed to purchase from the Company, in a registered direct offering, an aggregate of 900,000 ordinary shares (the “Shares”), par value $0.24 per share, of the Company (“Ordinary Shares”), at a purchase price of $1.70 per Share (the “Purchase Price”), for aggregate gross proceeds to the Company of $1,530,000. On May 10, 2024, the Company entered into certain Share Purchase Agreements (the “Purchase Agreement”) with several investors (the “Investors”) pursuant to which the Company agreed to sell to the Investors, and the Investors agreed to purchase from the Company, in a registered direct offering, an aggregate of 1,610,000 ordinary shares (the “Shares”), par value $0.24 per share, of the Company (“Ordinary Shares”), at a purchase price of $1.70 per Share (the “Purchase Price”), for aggregate gross proceeds to the Company of $2,737,000. On June 11, 2024, the Company entered into certain Share Purchase Agreements (the “Purchase Agreement”) with several investors (the “Investors”) pursuant to which the Company agreed to sell to the Investors, and the Investors agreed to purchase from the Company, in a registered direct offering, an aggregate of 1,980,000 ordinary shares (the “Shares”), par value $0.24 per share, of the Company (“Ordinary Shares”), at a purchase price of $1.70 per Share (the “Purchase Price”), for an aggregate gross proceeds to the Company of $3,366,000. The private placements raised a total gross proceeds of $10,222,600.

The Company has a credit line agreement from a local bank as described in detail in Note 15 and Note 16. As of March 31, 2024, approximately $1.55 million of the aforementioned bank credit line was available for further borrowing. On June 6, 2024, bank credit line increased by $5.54 million (RMB 40,000,000). As the economy growth slows down, the national interest continues to decrease. local banks are encouraged to provide low interest rate loans to local enterprises.

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

Long-term investments

Long-term investments include equity investments. Equity investments include investments in common stock or in-substance common stock of entities. For those equity investments over which the Group can exercise significant influence but does not own a majority equity interest or control, the equity method is applied, and the Group adjusts the carrying amount of an investment and recognizes investment income or loss for the Group’s share of the earnings or loss of the investee after the date of investment. For those equity investments accounted for other than under the equity method, the fair value method is applied. However, for equity investments that do not have readily determinable fair values, the Group chooses to account for them at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. If this measurement alternative is elected, changes in the carrying value of the equity investments will be required to be made whenever there are observable price changes in transactions for identical or similar investments of the same issuer.

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

Disaggregation of Revenue

The following table disaggregates the Company’s revenue by major source in each segment for the years ended March 31, 2024, 2023 and 2022:

	2024	2023	2022
For the year ended March 31,
Retail drugstores
Prescription drugs	$25,269,177	$27,212,994	$28,503,283
OTC drugs	31,542,597	32,358,339	35,658,864
Nutritional supplements	9,890,985	8,737,519	9,664,071
TCM	3,405,979	9,719,653	5,353,900
Sundry products	1,129,647	1,082,168	1,544,639
Medical devices	4,440,085	4,241,095	3,503,735
Total retail revenue	$75,678,470	$83,351,768	$84,228,492
Online pharmacy
Prescription drugs	$9,151,412	$10,606,244	$10,331,652
OTC drugs	12,969,313	13,870,953	11,473,177
Nutritional supplements	4,284,556	2,740,253	2,014,011
TCM	571,769	434,920	315,231
Sundry products	1,448,537	1,129,701	2,271,009
Medical devices	3,432,296	3,603,018	3,814,284
Total online revenue	$31,857,883	$32,385,089	$30,219,364
Drug wholesale
Prescription drugs	$30,784,949	$21,617,636	$41,116,991
OTC drugs	11,323,730	10,289,987	7,903,824
Nutritional supplements	741,883	310,909	424,210
TCM	388,396	458,502	241,828
Sundry products	692,101	64,422	93,338
Medical devices	3,073,665	333,663	164,508
Total wholesale revenue	$47,004,724	$33,075,119	$49,944,699
Total revenue	$154,541,077	$148,811,976	$164,392,555

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

The following represents a reconciliation of cash and cash equivalents in the consolidated balance sheets to total cash, cash equivalents and restricted cash in the consolidated statements of cash flows as of March 31, 2024 and 2023:

	March 31, 2024	March 31, 2023
Cash and cash equivalents	$20,149,806	$18,807,936
Restricted cash	12,724,365	12,762,708
Cash, cash equivalents and restricted cash	$32,874,171	$31,570,644

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

Credit loss roll forward

With the adoption of the current expected credit loss standard in 2020, the company estimates future expected losses on accounts receivable and other receivables over the remaining collection period of the instrument. The roll forward for the allowance for credit losses for the year end March 31, 2024, is as follows:

	For the year end March 31, 2024
	Account receivable	Other receivables	Total
Allowance for credit losses as of March 31, 2023	$2,313,306	5,329,440	$7,642,746
Credit loss reversal	(1,389,640)	(2,446,772)	(3,836,412)
Ending allowance for credit losses	$923,666	2,882,668	$3,806,334

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

Impairment of long-lived assets

The Company evaluates long lived tangible and intangible assets for impairment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated future cash flows. Recoverability is measured by comparing the assets’ net book value to the related projected undiscounted cash flows from these assets, considering a number of factors including past operating results, budgets, economic projections, market trends and product development cycles. If the net book value of the asset exceeds the related undiscounted cash flows, the asset is considered impaired, and a second test is performed to measure the amount of impairment loss. The forest rights certificate from the local village extends the life of the lease to January 31, 2060. In the year ended March 31, 2022, we evaluated the use rights of the forest land, which is currently used to cultivate Ginkgo trees. Based on the evaluation of the forest land use rights, the Company recorded an impairment of $148,795. In the year ended March 31, 2023, we evaluated the use rights of the forest land, which is currently used to cultivate Ginkgo trees. Based on the evaluation of the forest land use rights, the Company did not record an impairment. In the year ended March 31, 2024, we evaluated the use rights of the forest land, which is currently used to cultivate Ginkgo trees. Based on the evaluation of the forest land use rights, the Company did not record an impairment.

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

The accounting standards clarify the accounting and disclosure requirements for uncertain tax positions and prescribe a recognition threshold and measurement attribute for recognition and measurement of a tax position taken or expected to be taken in a tax return. The accounting standards also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. No significant penalties, uncertain tax provisions or interest relating to income taxes were incurred during the periods ended March 31, 2024 and 2023.

Value added tax

Sales revenue represents the invoiced value of goods, net of VAT. All of the Company’s products are sold in the PRC and are subject to a VAT on the gross sales price. The VAT rates range up to 13%, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable net of payments in the accompanying financial statements.

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

Advertising and promotion costs

Advertising and promotion costs are expensed as incurred and amounted to $304,075, $491,684 and $355,078 for the year ended March 31, 2024, 2023 and 2022, respectively. Such costs consist primarily of print and promotional materials such as flyers to local communities.

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

The balance sheet amounts, with the exception of equity, at March 31, 2024 and 2023 were translated at 1 USD to 7.2203 RMB and at 1 USD to 6.8676 RMB, respectively. The average translation rates applied to income and cash flow statement amounts for years ended March 31, 2024 and 2023 were at 1 USD to 7.1671 RMB and at 1 USD to 6.8516 RMB, respectively.

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

Concentrations and Credit Risk

Certain financial instruments, which subject the Company to concentration of credit risk, consist of cash and restricted cash. The Company has cash balances at financial institutions located in Hong Kong and PRC. Balances at financial institutions in Hong Kong may, from time to time, exceed Hong Kong Deposit Protection Board’s insured limits. Since March 31, 2015, balances at financial institutions and state-owned banks within the PRC are covered by insurance up to RMB 500,000 (USD 79,600) per bank. As of March 31, 2024 and 2023, the Company had deposits totaling $32,247,552 and $31,558,338 that were covered by such limited insurance, respectively. Any balance over RMB 500,000 (USD79,600) per bank in PRC will not be covered. To date, the Company has not experienced any losses in such accounts.

For the fiscal year ended March 31, 2024, one vendor collectively accounted for more than 10% of the Company’s total purchases and two suppliers accounted for more than 10% of total advances to suppliers. For the fiscal year ended March 31, 2023, four vendors collectively accounted for more than 10% of the Company’s total purchases and four suppliers accounted for more than 10% of total advances to suppliers.

For the fiscal year ended March 31, 2024, one customer accounted for more than 10% of the Company’s total sales but no customer accounted for more than 10% of total accounts receivable. For the fiscal year ended March 31, 2023, one customer accounted for more than 10% of the Company’s total sales but no customer accounted for more than 10% of total accounts receivable.

NOTE 4 – TRADE RECEIVABLES

Trade receivables consisted of the following:

	March 31, 2024	March 31, 2023
Accounts receivable	$16,747,769	$16,412,099
Less: allowance for doubtful accounts	(923,666)	(2,313,306)
Accounts receivable, net	15,824,103	14,098,793
Note receivable	-	20,813
Trade receivables	$15,824,103	$14,119,606

For the years ended March 31, 2024 and 2023, $56,170 and $50,275 in accounts receivable were directly written off, respectively.

Note 5 – OTHER CURRENT ASSETS

Other current assets consisted of the following:

	March 31, 2024	March 31, 2023
Prepaid rental expenses (1)	$513,170	$530,611
Prepaid and other current assets	56,374	85,397
Total	$569,544	$616,008

(1)	The balance as of March 31, 2024 and March 31, 2023 includes short-term refundable rental security deposits.

Note 6 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	March 31, 2024	March 31, 2023
Building	$5,617,617	$6,072,388
Leasehold improvements	3,503,702	3,134,716
Farmland development cost	1,656,357	1,741,422
Office equipment and furniture	5,729,499	5,811,887
Motor vehicles	421,234	358,542
Total	16,928,409	17,118,955
Less: Accumulated depreciation	(10,355,233)	(10,266,513)
Impairment*	(1,666,587)	(1,752,178)
Property and equipment, net	$4,906,589	$5,100,264

*	The variance of impairment from March 31, 2023 to March 31, 2024 is solely caused by exchange rate variance.

Total depreciation expense for property and equipment was $693,537 and $625,739 for the year ended March 31, 2024 and 2023, respectively. There were no fixed assets impaired in the years ended March 31, 2024 and March 31, 2023.

Note 7 – LONG-TERM INVESTMENT

Long-term investment consists of the following:

	March 31, 2024	March 31, 2023
Kahamadi Bio (1)	$-	$-
Zhuoli Life (2)	-	1,680,337
Songlu Pharmaceutical (3)	83,099	87,367
Jiuzhou Digital (4)	4,155	4,368
Guoshu Lianren (Zhejiang) Medical and Health Management Co., Ltd (5)	1,108,007	-
Long-term investment	$1,195,261	$1,772,072

(1)	It represents 49% investment in Kahamadi Bio. The investment is recorded using the equity method. Kahamadi Bio suffered loss of $0 and $0 in the year ended March 31, 2024 and 2023.

(2)	It represents 39% investment in Zhejiang Zhuoli Life Service Co., LTD (“Zhuoli Service”), formerly known as Zhejiang Zhetong Medical Co., Ltd. Zhuoli Service was established in March 2020 to target potential acquisitions or to cooperate with local pharmacies. By attracting more funds from local investors, the Company expects to continue growing its local network in the future. In the year ended March 31, 2021, Jiuzhou Pharmacy injected funds of approximately $1,443,752 into Zhuoli Service. The investment is recorded using the equity method. Zhuoli Service suffered loss of $2,402,376 in the year ended March 31, 2023. An impairment loss of $1,607,537 was recorded in the year ended March 31, 2024. After the impairment, the carrying amount of Zhuoli Service was nil.

(3)	It represents 0.37% investment in Inner Mongolia Songlu Pharmaceutical Co. (“Songlu Pharmaceutical”). The investment is recorded based on cost method.

(4)	It represents 25.92% investment in Zhejiang Jiuzhou Digital Medicine Technology Co., LTD. In the year ended March 31, 2023, Jiuzhou Pharmacy injected funds of approximately $4,379 into Jiuzhou Digital. The investment is recorded based on equity method.

(5)	It represents 8% investment in Guoshu Lianren (Zhejiang) Medical and Health Management Co., Ltd. In the year ended March 31, 2024, Jiuzhou Pharmacy injected funds of approximately $1,113,650(RMB 8,000,000) into Guoshu Lianren (Zhejiang) Medical and Health Management Co., Ltd. The investment is recorded based on equity method.

Note 8 – ADVANCES TO SUPPLIERS

Advances to suppliers consist of deposits, with or advances to, outside vendors for future inventory purchases. Most of the Company’s suppliers require a certain amount of money to be deposited with them as a guarantee that the Company will receive its purchase on a timely basis. This amount is refundable and bears no interest. As of March 31, 2024 and March 31, 2023, advance to suppliers consist of the following:

	March 31, 2024	March 31, 2023
Advance to suppliers	$1,177,399	$362,047
Less: reserve for vendor non-performance on advances	(262,623)	(219,630)
Advance to suppliers, net	$914,776	$142,417

Note 9 – INVENTORY

Inventory consisted of finished goods, valued at $16,248,373 and $15,309,100 as of March 31, 2024 and March 31, 2023, respectively. The Company constantly monitors its potential obsolete products and is allowed to return products close to their expiration date to its suppliers. Any loss on damaged items is immaterial and will be recognized immediately. As a result, no reserves were made for inventory as of March 31, 2024 and March 31, 2023.

Note 10 – FARMLAND ASSETS

Farmland assets consist of ginkgo trees planted in 2012 and expected to be harvested and sold in several years. As of March 31, 2024 and March 31, 2023, farmland assets are valued as follows:

	March 31,	March 31,
	2024	2023
Farmland assets	$2,176,079	$2,287,836
Less: Impairment*	(1,541,926)	(1,621,115)
Farmland assets, net	$634,153	$666,721

*	In the years ended March 31, 2024 and 2023, we evaluated the use rights of the forest land, which is currently used to cultivate Ginkgo trees. Based on the evaluation of the forest land use rights, the Company did not record an impairment. In the year ended March 31, 2022, based on the evaluation of the forest land use rights, the Company recorded an impairment of $148,795.

Note 11 – LONG TERM DEPOSITS

As of March 31, 2024 and March 31, 2023, long term deposits amounted to $1,119,006 and $1,038,125, respectively. Long term deposits are sums deposited with, or advanced to, landlords for the purpose of securing retail store leases that the Company does not anticipate applying or being returned within the next twelve months. Most of the Company’s landlords require a minimum payment of nine months’ rent, paid up front, plus additional deposits.

Note 12 – OTHER NONCURRENT ASSETS

Other noncurrent assets consisted of the following:

	March 31, 2024	March 31, 2023
Forest land use rights*	$639,414	$691,537
Others	43,023	98,519
Total	$682,437	$790,056

*	The prepayment for lease of forest land use rights is made to a local government in connection with an operating land lease agreement. The land is currently used to cultivate Ginkgo trees. The forest rights certificate from the local village extends the life of the lease to January 31, 2060.

The amortization of the prepayment for the lease of land use right was approximately $18,477 and $19,328 for the years ended March 31, 2024 and 2023, respectively.

The Company’s amortizations of the prepayment for lease of land use right for the next five years and thereafter are as follows:

Years ending March 31,	Amount
2024	$18,477
2025	18,477
2026	18,477
2027	18,477
2028	18,477
Thereafter	547,029

Note 13 – Leases

The Company leases most of its retail stores and corporate offices under operating leases, typically with initial terms of 3 to 10 years. Usually within one to three months prior to the expiration date of a lease, the Company is required to notify the lessor and has a priority to continue renting the lease property if a lessor intends to lease property. The lease itself does not have restriction or covenants. If both parties agree to continue, a new lease contract with new lease terms has to been signed by both parties. Usually the rent may increase year by year based on the lease contract. Sublease is typically not allowed. Any damage, if made by the lessee, to the property and equipment within the property has to been fixed or reimbursed by the lessee. The Company does not have any leases entered into but which have not yet commenced. The net lease cost for the year ended March 31, 2024 is $7,487,456. The Company does not have finance lease according to the definition of ASU 2016-02, Leases (Topic 842). Supplemental cash flow information related to leases for the year ended March 31, 2024 is as follows:

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows paid for operating leases	$7,487,456
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	-

Supplemental balance sheet information related to leases as of March 31, 2024 is as follows:

Operating leases:
Operating lease right-of-use assets	$13,827,360

Current portion of operating lease liabilities	$4,862,766
Long-term operating lease liabilities	6,403,858
Total operating lease liabilities	$11,266,624

Weighted average remaining lease term
Operating leases	3.93 years
Weighted average discount rate	4.8%

The following table summarizes the maturity of lease liabilities under operating leases as of March 31, 2024:

Operating
For the year ending March 31,	Leases
2025	$5,294,771
2026	2,872,270
2027	1,913,295
2028	1,107,753
2029	448,400
Thereafter	621,050
Total lease payments	12,257,539
Less: imputed interest	(990,915)
Total lease liabilities	$11,266,624

Note 14 – INTANGIBLE ASSETS

Net intangible assets consisted of the following at:

	March 31, 2024	March 31, 2023
License (1)	$2,305,998	$2,354,534
Software (2)	1,115,192	1,172,465
Land use rights (3)	1,350,574	1,419,936
Total intangible assets	4,771,764	4,946,935
Less: accumulated amortization	(1,155,807)	(1,114,028)
Less: impairment (4)	(606,035)	(637,159)
Intangible assets, net	$3,009,922	$3,195,748

Amortization expense of intangibles amounted to $96,912 and $92,263 for the years ended March 31, 2024 and 2023, respectively.

(1)	This represents the fair value of the licenses of insurance applicable drugstores acquired from a variety of drugstores such as Sanhao Pharmacy and several local stores. The licenses allow patients to pay by using insurance cards at stores. The stores are reimbursed from the Human Resource and Social Security Department of Hangzhou City. In 2014, the Company acquired Sanhao Pharmacy, a drugstore chain. In September 2017, the Company acquired several new stores for the purpose of the Municipal Social Medical Reimbursement Qualification Certificates. On January 9, 2020, the Company acquired a local drugstore chain. The acquired drugstores ceased their stores’ business and liquidate all of the stores’ accounts after Jiuzhou Pharmacy acquired them. In March 2020, the drugstore chain has dissolved and its certificates were transferred to new stores opened at the same time. In the year ended March 31, 2021, the Company acquired four single drugstores which have been liquidated after the acquisition. Jiuzhou Pharmacy then opened four new stores with the four licenses of local government medical insurance reimbursement program. In the year ended March 31, 2024, the Company acquired three single drugstores which have been liquidated after the acquisition. Jiuzhou Pharmacy then opened four new stores with the four licenses of local government medical insurance reimbursement program.

(2)	They are primarily the SAP ERP system, the Internet Clinic Diagnosis Terminal system and the Chronic Disease Management system. In 2017, we have installed a leading ERP system, SAP from Germany. SAP is a well-known management system used by many fortune 500 companies. It is being amortized over three years since its installation. In 2020, we have installed an internet Clinic Diagnosis System used to strengthen our ability to perform online diagnosis which may increase more customer spending and a Chronic Disease Management System used to better manage and monitor our members’ health.

(3)	In July 2013, the Company purchased the land use rights of a plot of land in Lin’an, Hangzhou, intended for the establishment of an herb processing plant in the future. However, as the Company’s farming business in Lin’an has not grown, the Company does not expect completion of the plant in the near future.

(4)	In the year ended March 31, 2020, the Company evaluated the licenses of insurance applicable drugstores acquired in the past based on the discounted positive cash value. Due to the stricter government insurance policy in the fourth quarter of fiscal year 2020, the value of these licenses has declined. As a result, the Company recorded an impairment in the fourth quarter of fiscal 2020.

Note 15 – NOTES PAYABLE

The Company has credit facilities with Hangzhou United Bank (“HUB”), Bank of Hangzhou (“BOH”), and China Merchant Bank (“CMB”) that provided working capital in the form of the following bank acceptance notes. Usually, the Company applies to issue a note, which is guaranteed by the bank, to its supplier to pay off its debt in a future date. Before the payment date, the bank will ask the Company to inject cash into the bank. On the payment date, the bank will pay the amount to whoever legally holds the note. As of at March 31, 2024 and March 31, 2023, the balances of notes payable are as follow:

		Origination	Maturity	March 31,	March 31,
Beneficiary(1)	Endorser	date	date	2024	2023
Jiuzhou Pharmacy	HUB	10/19/22	04/19/23	$-	$3,289,434
Jiuzhou Pharmacy	HUB	10/20/22	04/19/23	-	36,403
Jiuzhou Pharmacy	HUB	11/17/22	05/17/23	-	5,576,213
Jiuzhou Pharmacy	HUB	12/16/22	06/16/23	-	1,207,565
Jiuzhou Pharmacy	HUB	12/26/22	06/27/23	-	659,883
Jiuzhou Pharmacy	HUB	12/28/22	06/29/23	-	2,654,696
Jiuzhou Pharmacy	HUB	01/16/23	07/16/23	-	346,545
Jiuzhou Pharmacy	HUB	02/27/23	08/27/23	-	3,242,559
Jiuzhou Pharmacy	HUB	03/20/23	09/20/23	-	4,573,664
Jiuzhou Pharmacy	HUB	03/23/23	09/23/23	-	440,391
Jiuxin Medicine	HUB	11/17/22	05/17/23	-	1,303,221
Jiuxin Medicine	HUB	12/16/22	06/16/23	-	3,704,790
Jiuxin Medicine	HUB	12/21/22	06/21/23	-	200,741
Jiuxin Medicine	HUB	12/29/22	06/29/23	-	1,215,854
Jiuxin Medicine	HUB	03/20/23	09/20/23	-	803,817
Jiuzhou Pharmacy	HUB	10/12/23	04/12/24	5,126,621	-
Jiuzhou Pharmacy	HUB	11/21/23	05/21/24	5,703,704
Jiuzhou Pharmacy	HUB	12/22/23	06/22/24	6,040,374	-
Jiuzhou Pharmacy	HUB	12/27/23	06/27/24	274,683	-
Jiuzhou Pharmacy	HUB	12/28/23	06/28/24	151,882	-
Jiuzhou Pharmacy	HUB	01/03/24	07/03/24	102,713	-
Jiuzhou Pharmacy	HUB	01/11/24	07/11/24	248,086	-
Jiuzhou Pharmacy	HUB	02/06/24	08/06/24	3,189,602	-
Jiuzhou Pharmacy	HUB	03/13/24	09/13/24	3,274,739	-
Jiuzhou Pharmacy	HUB	03/14/24	09/14/24	969,489	-
Jiuxin Medicine	HUB	12/27/23	06/27/24	415,495	-
Jiuxin Medicine	HUB	12/28/23	06/28/24	1,689,726	-
Jiuxin Medicine	HUB	01/11/24	07/11/24	3,234,494	-
Jiuxin Medicine	HUB	02/06/24	08/06/24	186,973
Jiuxin Medicine	HUB	03/15/24	09/15/24	415,495
Jiuxin Medicine	HUB	03/28/24	09/28/24	293,080
Jiuxin Medicine	HUB	03/29/24	09/29/24	359,179	-
Total				$31,676,335	$29,255,776

(1)	As of March 31, 2024, the Company had $31,676,335 (RMB228,712,642) of notes payable from HUB. The Company is required to hold restricted cash in the amount of $12,657,839 (RMB 91,393,395 ) with HUB as collateral against these bank notes. Included in the restricted cash is a total of $4,501,198 three-year deposit (RMB32,500,000) deposited into HUB as a collateral for current and future notes payable from HUB. As of March 31, 2023, the Company had $29,255,776 (RMB 200,916,968) of notes payable from HUB. The Company is required to hold restricted cash in the amount of $12,217,616 (RMB 83,905,700 ) with HUB as collateral against these bank notes. Included in the restricted cash is a total of $4,732,366 three-year deposit (RMB32,500,000) deposited into HUB as a collateral for current and future notes payable from HUB.

As of March 31, 2024, the Company had a credit line of approximately $19.25 million in the aggregate from HUB. By putting up a three-year deposit of $4.50 million and the restricted cash of $8.16 million deposited in the banks, the total credit line was $31.91 million. As of March 31, 2024, the Company had approximately $31.68 million of bank notes payable and approximately $0.23 million bank credit line was still available for further borrowing. The bank notes are secured by three shops of Jiuzhou Pharmacy and guaranteed by the Company’s major shareholders.

Note 16 – LOAN PAYABLE

On August 4, 2023, Jiuzhou Service signed a Maximum Amount Pledge Contract with Industrial and Commercial Bank of China, pledging Mr. Lei Liu’s land use rights and property ownership as security, for a loan facility with a maximum principal amount of US$1.60(RMB11.49) million during the period from August 4, 2023 to August 4, 2028. As of March 31, 2024, the outstanding amount of the short-term bank loan under this pledge contract was US$276,997(RMB2,000,000) ..

Note 17 – TAXES

Income tax

Income tax expense includes a provision for federal, state and foreign taxes based on the annual estimated effective tax rate applicable to the Company and its subsidiaries, adjusted for items which are considered discrete to the period.

The effective tax rates on income before income taxes for the year ended March 31, 2024 was (1.5)%. The (1.5)% rate adjustments for the year ended March 31, 2024 represent expenses that primarily include legal, accounting and other expenses incurred by the Company that are not deductible for PRC income tax.

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

A reconciliation of the income tax provision at the federal statutory rate and the effective rate is as follows:

	For the year ended March 31
	2024	2023	2022
U.S. Statutory rates	21.0%	21.0%	21.0%
Foreign income not recognized in the U.S.	(21.0)	(21.0)	(21.0)
China income taxes	25.0	25.0	25.0
Change in valuation allowance	(25.0)	(25.0)	(25.0)
Non-deductible expenses-permanent difference	(1.5)	(1.9)	(52.4)
Effective tax rate	(1.5)%	(1.9)%	(52.4)%

The Company has recorded $0 unrecognized benefit as of March 31, 2024. On the information currently available, the Company does not anticipate a significant increase or decrease to its unrecognized benefit within the next 12 months.

Note 18 – POSTRETIREMENT BENEFITS

Regulations in the PRC require the Company to contribute to a defined contribution retirement plan for all permanent employees. The contribution for each employee is based on a percentage of the employee’s current compensation as required by the local government. The Company contributed $1,325,312, $1,284,218 and $1,301,315 in employment benefits and pension for the years ended March 31, 2024, 2023 and 2022, respectively.

Note 19 – RELATED PARTY TRANSACTIONS AND ARRANGEMENTS

Summary of Balances with Related Parties as follows:

Due from related parties:	March 31, 2024	March 31, 2023
Hangzhou Kahamadi Biotechnology Co., Ltd(1)	32,825	-
Others (the directors of subsidiaries)(1)	280,521	-
Total	$313,346	$-

(1)	Lend to related parties

Due to related parties:	March 31, 2024	March 31, 2023
Due to a director and CEO(2):	1,580,057	683,560
Other(3):	253,452
Total	$1,833,509	$683,560

(1)	Advances to directors of our subsidiaries.

(2)	Due to foreign exchange restrictions, the Company’s director and CEO, Mr. Lei Liu personally lent U.S. dollars to the Company to facilitate its payments of expenses in the United States. The Company leases a retail space from Mr. Lei Liu. The lease will expire in September 2025. The amounts owed under the lease for the twelve months ended March 31, 2024 were paid to Mr. Liu as of March 31, 2024.

(3)	Linjia Medical borrowed from its non-controlling shareholder.

Note 20 – SHAREHOLDER’S EQUITY

Ordinary shares

On September 26, 2023, the Company closed a private placement of 498,000 shares of ordinary shares at $5.20 per share with gross proceeds of $2,589,600.

On March 1, 2024, the Company effected a 1-for-20 reverse stock split on its ordinary shares. Upon the effectiveness of the reverse stock split, every 20 shares of the Company’s issued and outstanding ordinary shares were automatically be converted into one issued and outstanding ordinary share. No fractional shares were issued as a result of the reverse stock split. Instead, any fractional shares that would have resulted from the split were rounded up to the next whole number. The reverse stock split affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding ordinary shares, except for adjustments that may result from the treatment of fractional shares.

Warrants

Concurrent with the registered direct offering of common stock that closed on April 15, 2019, the Company issued to several investors in a private placement warrants to purchase up to 12,501 shares of common stock. In connection with the offering, the Company also issued a warrant to its placement agent of this offering, pursuant to which the agent may purchase up to 6% of the aggregate number of shares of common stock sold in the offering, i.e. 1,000 shares at an exercise price of $750 per share. The warrant became exercisable on October 11, 2019 and has expired on April 11, 2024.

Concurrent with the registered direct offering of common stock that closed on June 3, 2020, the Company issued to several investors in a private placement warrants to purchase up to 15,625 shares of common stock. In connection with the offering, the Company also issued warrants to its placement agent of this offering, pursuant to which the agent may purchase up to 6.5% of the aggregate number of shares of common stock sold in the offering, i.e. 1,250 shares at an exercise price of $616.8 per share. The warrant becomes exercisable on December 2, 2020 and will expire on June 2, 2025.

Concurrent with the registered direct offering of ordinary shares that closed on September 26, 2023, the Company issued to several investors warrants to purchase up to 996,000 shares of ordinary shares at an exercise price of $5.20. The warrant became exercisable on September 26, 2023 and valid for three years.

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

Appropriations to the Reserve Fund are accounted for as a transfer from unrestricted earnings to statutory reserves. During the years ended March 31, 2024 and 2023, the Company did not make appropriations to statutory reserves.

There are no legal requirements in the PRC to fund the Reserve Fund by transfer of cash to any restricted accounts, and the Company does not do so.

Note 21 – NET LOSS PER SHARE

The Company reports earnings per share in accordance with the provisions of the FASB’s related accounting standard. This standard requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings per share excludes dilution, but includes vested restricted stocks and is computed by dividing income available to ordinary shareholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares.

The following is a reconciliation of the basic and diluted earnings per share computation:

	For the Years Ended March 31,
	2024	2023	2022
Net loss attributable to controlling interest	$(4,234,228)	$(21,138,525)	$(3,192,119)
Weighted average shares used in basic computation	1,444,263	509,828	173,966
Diluted effect of stock options and warrants
Weighted average shares used in diluted computation	1,444,263	509,828	173,966
Loss per share – Basic:
Net loss before noncontrolling interest	$(2.93)	$(41.46)	$(18.35)
Add: Net loss attributable to noncontrolling interest	$-	$-	$-
Net loss attributable to controlling interest	$(2.93)	$(41.46)	$(18.35)
Loss per share – Diluted:
Net income before noncontrolling interest	$(2.93)	$(41.46)	$(18.35)
Add: Net loss attributable to noncontrolling interest	$-	$-	$-
Net loss attributable to controlling interest	$(2.93)	$(41.46)	$(18.35)

For the year ended March 31, 2024, 1,024,126 shares underlying outstanding purchase warrants to several investors, and 2,250 shares underlying outstanding purchase warrants to an investment placement agent were excluded from the calculation of diluted loss per share as the options were anti-dilutive.

Note 22 – SEGMENTS

The Company operates within three main reportable segments: retail drugstores, online pharmacy, and drug wholesale. The retail drugstores segment sells prescription and over-the-counter (“OTC”) medicines, TCM, dietary supplements, medical devices, and sundry items to retail customers. The online pharmacy sells prescription drugs, OTC drugs, dietary supplements, medical devices and sundry items to customers through several third-party platforms such as Alibaba’s Tmall, JD.com and Amazon.com, and the Company’s own platform all over China. The drug wholesale segment includes supplying the Company’s own retail drugstores with prescription and OTC medicines, TCM, dietary supplement, medical devices and sundry items (which sales have been eliminated as intercompany transactions), and also selling them to other drug vendors and hospitals. The Company is also involved in online sales and clinic services that do not meet the quantitative thresholds for reportable segments and are included in the retail drugstores segment. The segments’ accounting policies are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit or loss from operations before interest and income taxes not including nonrecurring gains and losses.

The Company’s reportable business segments are strategic business units that offer different products and services. Each segment is managed separately because they require different operations and markets to distinct classes of customers.

The following table presents summarized information by segment of the continuing operations for the year ended March 31, 2024:

	Retail drugstores	Online Pharmacy	Drug wholesale	Total
Revenue	$75,678,470	$31,857,883	$47,004,724	$154,541,077
Cost of goods	53,056,339	28,249,883	42,126,307	123,432,529
Gross profit	$22,622,131	$3,608,000	$4,878,417	$31,108,548
Selling expenses	21,680,509	4,770,855	934,223	27,385,587
General and administrative expenses	5,195,153	466,151	1,596,220	7,257,524
Loss from operations	$(4,253,531)	$(1,629,006)	$2,347,974	$(3,534,563)
Depreciation and amortization	$754,448	$-	$36,001	$790,449
Total capital expenditures	$855,497	$-	$1,168	$856,665

The following table presents summarized information by segment of the continuing operations for the year ended March 31, 2023:

	Retail drugstores	Online Pharmacy	Drug wholesale	Total
Revenue	$83,351,768	$32,385,089	$33,075,119	$148,811,976
Cost of goods	56,551,607	28,506,228	29,473,677	114,531,512
Gross profit	$26,800,161	$3,878,861	$3,601,442	$34,280,464
Selling expenses	23,644,339	4,266,799	1,266,025	29,177,163
General and administrative expenses	13,803,165	439,667	1,425,852	15,668,684
Stock based compensation	10,360,000	-	-	10,360,000
Loss from operations	$(21,007,343)	$(827,605)	$909,565	$(20,925,383)
Depreciation and amortization	$686,777	$-	$31,225	$718,002
Total capital expenditures	$303,312	$-	$704	$304,016

The following table presents summarized information by segment of the continuing operations for the year ended March 31, 2022:

	Retail drugstores	Online Pharmacy	Drug wholesale	Total
Revenue	$84,228,492	$30,219,364	$49,944,699	$164,392,555
Cost of goods	57,290,850	26,621,314	43,961,351	127,873,515
Gross profit	$26,937,642	$3,598,050	$5,983,348	$36,519,040
Selling expenses	25,186,258	3,972,465	1,718,236	30,876,959
General and administrative expenses	6,766,022	285,062	1,136,092	8,187,176
Impairment of long-lived assets	148,795	-	-	148,795
Loss from operations	$(5,163,433)	$(659,477)	$3,129,020	$(2,693,890)
Depreciation and amortization	$1,234,419	$-	$22,072	$1,256,491
Total capital expenditures	$296,562	$-	$2,911	$299,473

The Company does not have long-lived assets located outside the PRC. In accordance with the enterprise-wide disclosure requirements of FASB’s accounting standard, the Company’s net revenue from external customers through its retail drugstores by main product category for the years ended March 31, 2024, 2023 and 2022 were as follows:

	For the years ended
	March 31,
	2024	2023	2022
Prescription drugs	$25,269,177	$27,212,994	$28,503,283
OTC drugs	31,542,597	32,358,339	35,658,864
Nutritional supplements	9,890,985	8,737,519	9,664,071
TCM	3,405,979	9,719,653	5,353,900
Sundry products	1,129,647	1,082,168	1,544,639
Medical devices	4,440,085	4,241,095	3,503,735
Total	$75,678,470	$83,351,768	$84,228,492

The Company’s net revenue from external customers through online pharmacy by main product category is as follows:

	For the years ended
	March 31,
	2024	2023	2022
Prescription drugs	$9,151,412	$10,606,244	$10,331,652
OTC drugs	12,969,313	13,870,953	11,473,177
Nutritional supplements	4,284,556	2,740,253	2,014,011
TCM	571,769	434,920	315,231
Sundry products	1,448,537	1,129,701	2,271,009
Medical devices	3,432,296	3,603,018	3,814,284
Total	$31,857,883	$32,385,089	$30,219,364

The Company’s net revenue from external customers through wholesale by main product category is as follows:

	For the years ended
	March 31,
	2024	2023	2022
Prescription drugs	$30,784,949	$21,617,636	$41,116,991
OTC drugs	11,323,730	10,289,987	7,903,824
Nutritional supplements	741,883	310,909	424,210
TCM	388,396	458,502	241,828
Sundry products	692,101	64,422	93,338
Medical devices	3,073,665	333,663	164,508
Total	$47,004,724	$33,075,119	$49,944,699

Note 23 – SUBSEQUENT EVENTS

On April 1, 2024, the compensation committee of our board of directors granted 420,715 ordinary shares (the “Shares”) of restricted stock awards (with the vesting conditions waived) to Lei Liu, Chief Executive Officer and Director. The Shares were granted under the Company’s Third Amended and Restated 2010 Equity Incentive Plan. The issuance of the Shares is registered under a Registration Statement on Form S-8 filed with the Securities and Exchange Commission and became effective on March 12, 2024.

On April 29, 2024, the Company entered into certain Share Purchase Agreements (the “Purchase Agreement”) with several investors (the “Investors”) pursuant to which the Company agreed to sell to the Investors, and the Investors agreed to purchase from the Company, in a registered direct offering, an aggregate of 900,000 ordinary shares (the

“Shares”), par value $0.24 per share, of the Company (“Ordinary Shares”), at a purchase price of $1.70 per Share (the “Purchase Price”), for aggregate gross proceeds to the Company of $1,530,000.

On May 10, 2024, the Company entered into certain Share Purchase Agreements (the “Purchase Agreement”) with several investors (the “Investors”) pursuant to which the Company agreed to sell to the Investors, and the Investors agreed to purchase from the Company, in a registered direct offering, an aggregate of 1,610,000 ordinary shares (the “Shares”), par value $0.24 per share, of the Company (“Ordinary Shares”), at a purchase price of $1.70 per Share (the “Purchase Price”), for aggregate gross proceeds to the Company of $2,737,000.

On June 11, 2024, the Company entered into certain Share Purchase Agreements (the “Purchase Agreement”) with several investors (the “Investors”) pursuant to which the Company agreed to sell to the Investors, and the Investors agreed to purchase from the Company, in a registered direct offering, an aggregate of 1,980,000 ordinary shares (the “Shares”), par value $0.24 per share, of the Company (“Ordinary Shares”), at a purchase price of $1.70 per Share (the “Purchase Price”), for an aggregate gross proceeds to the Company of $3,366,000.