Form 20-F
period 2025-03-31
Ridgetech Inc.
filed 2025-07-28
CIK 1856084

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended March 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________

Commission file number: 001-40724

Ridgetech, Inc.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

Cayman Islands	5th Floor, Building 6, No. 100, 18th Street, Baiyang Sub-district, Qiantang District, Hangzhou City, Zhejiang Province People’s Republic of China, 310008
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Ming Zhao

5th Floor, Building 6, No. 100, 18th Street, Baiyang Sub-district,

Qiantang District, Hangzhou City, Zhejiang Province

People’s Republic of China, 310008

Tel: +86-571-88219579

(Name, telephone, Email and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.001 per share	RDGT	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

none

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

none

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report. 5,855,009 ordinary shares and 0 preferred shares outstanding as of March 31, 2025.

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

In this annual report:

●	References to the “Company”, “we”, “our” and “us” are to Ridgetech, Inc., formerly known as China Jo-Jo Drugstores, Inc., a Cayman Islands exempted company, and its predecessor China Jo-Jo Drugstores, Inc., a Nevada corporation, and its consolidated subsidiaries, and any subsidiaries controlled by contract and therefore deemed as variable interest entities under U.S. GAAP;

●	References to “China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

●	References to “RMB” and “Renminbi” refer to the legal currency of China;

●	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;

●	References to “variable interest entit[y][ies]” or “VIE[s]” refer to Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service, as well as the subsidiaries of Jiuzhou Pharmacy, collectively as “HJ Group”.

Special Note Regarding Forward-looking Statements

This report contains forward-looking statements. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the registrant. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. Forward-looking statements include, among other things, the information concerning our possible future results of operations, business and growth strategies, financing plans, expectations that regulatory developments or other matters will or will not have a material adverse effect on our business or financial condition, our competitive position and the effects of competition, the projected growth of the industry in which we operate, and the benefits and synergies to be obtained from our completed and any future acquisitions, and statements of our goals and objectives, and other similar expressions concerning matters that are not historical facts. Forward-looking statements usually, but not always, contain the words “estimate,” “anticipate,” “believe,” “expect,” or similar expressions, or the negative of those words and expressions, as well as statements in future tense, and are subject to numerous known and unknown risks and uncertainties that are beyond our ability to control or estimate precisely. In evaluating such statements, prospective investors should carefully review various risks and uncertainties identified in this report, including the matters set forth under the captions “Risk Factors” and in the registrant’s other SEC filings. These risks and uncertainties could cause the registrant’s actual results to differ materially from those indicated in, or implied by, the forward-looking statements. The registrant undertakes no obligation to update or publicly announce revisions to any forward-looking statements to reflect future events or developments, except as may be required by law.

Although forward-looking statements in this report reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements are inherently subject to risks and uncertainties, and actual results and outcomes may differ materially from the results and outcomes discussed in or anticipated by the forward-looking statements. Factors that could cause or contribute to such differences in results and outcomes include, without limitation, those specifically addressed under the heading “Risks Relating to Our Business” below, as well as those discussed elsewhere in this report. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. We file reports with the Securities and Exchange Commission (the “SEC”). You can read and copy any materials we file with the SEC at our internet address at www.ridgetch.com. In addition, the SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that electronically file with or furnish information to, the SEC, including the registrant. The contents of any website references in this report do not form part of this report.

We undertake no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this report, except as may be required by law. Readers are urged to carefully review and consider the various disclosures made throughout the entirety of this report, which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

i

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3. KEY INFORMATION.

Our Holding Corporate Structure

Ridgetech, Inc., formerly known as China Jo-Jo Drugstores, Inc. (“Ridgetech”, the “Company”, “we”, “our”, or “us”) is not a Chinese operating company but a holding company incorporated in the Cayman Islands. The Cayman Islands holding company has no material operations of its own. The operations are conducted through our operating entities established in the PRC, including, prior to the Restructuring Transactions described below, through the VIEs by contractual arrangements by and among Zhejiang Jiuxin Investment Management Co. Ltd. (“Jiuxin Investment”) and HJ Group. We did not have any equity ownership in the business of the VIEs. Instead, we received the economic benefits of the VIEs, were the primary beneficiary for accounting purposes, and consolidated VIEs’ financial statements through the VIE Agreements to the extent we satisfied the conditions for consolidation of the VIEs under U.S. GAAP. The VIE structure was used to provide contractual exposure to foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and that investors may never directly hold equity interests in the Chinese operating entities. As disclosed further below under Item 4. Information on the Company -History and Development of the Company, on February 28, 2025, the Company acquired all of the issued and outstanding ordinary shares of Ridgeline International Limited (“Ridgeline”) from Mr. Lingtao Kong (the “Acquisition”). Concurrently with the Acquisition, the Company sold all equity in Jiuxin Investment to Mr. Lei Liu, our former Chief Executive Officer and Chairman of the Board, and Ms. Li Qi, a former director of the Company (the “Divestiture,” collectively with the Acquisition, the “Restructuring Transactions”). Following the Restructuring Transactions, the Company no longer has any VIE within its corporate structure.

The following diagrams illustrate our corporate structure before the Restructuring Transactions and after the Restructuring Transactions (which also reflects the structure as of the date of this report), respectively.

Before the Restructuring Transactions:

China Jo-Jo Drugstores (Cayman Islands)
100%
Renovation (Hong Kong)
Outside Mainland China
Inside Mainland China
100%
Shouantang Technology
100%
Jiuyi Technology
100%
Jiuxin Investment
100%
Jiutong Medical
100%
Shouantang Bio
49% (1)
Kahamadi Bio
Jiuxin Medicine
100%
Jiuzhou Pharmacy
Jiuzhou Clinic
Jiuzhou Service
100%
Qianhong Agriculture
100%
Jiuzhen Health
100%
Shouantang Clinic
100%
Hongtong Service
51% (2)
Linjia Medical
Note:
100% direct ownership
Contractual arrangement
(1) 49% direct ownership(51% owned by Qintianbasike Biotech Co., Ltd
(2) 51% direct ownership(34% owned by an Linjia Medical Investment Management (Shanghai) Co., Ltd. and 15% owned by a non-affiliated individual)

After the Restructuring Transactions (also as of the date of this annual report):

Our Business Operations in China

We are subject to certain legal and operational risks associated with the operations of our subsidiaries in China. PRC laws and regulations governing our current business operations are sometimes vague and uncertain. The Chinese government has significant authority and may exercise significant oversight and discretion over our ability, as offshore holding company that has most of the operations in China, to conduct our business, accept foreign investments or list on an U.S. or other foreign exchanges, and may intervene in or influence our operations at any time. These risks may result in significant depreciation of the value of our ordinary shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors.

Rules and regulations in China can change quickly with little advance notice. In recent years, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact of such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange.

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

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with China-based operating companies before their registration statements will be declared effective. On August 1, 2021, the China Securities Regulatory Commission (the “CSRC”) stated in a statement that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of Chinese companies and the recent regulatory development in China, and that both countries should strengthen communications on regulating China-related issuers. To the best knowledge of this Company, as of the date of this annual report, current Chinese laws and regulations do not forbid us from issuing securities overseas. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which took effect on March 31, 2023. The Company will need to file accordingly with the CSRC within 3 working days after any future offering is completed. See “Item 3. Key Information - D. Risk Factor - Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with significant China-based operations, all of which could increase our compliance costs, subject us to additional disclosure requirements. In addition, uncertainties with respect to the PRC legal system could adversely affect us” for more details.

Holding Foreign Companies Accountable Act

On May 20, 2020 and on December 2, 2020, the U.S. Senate passed and the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act (“HFCAA”) requiring a foreign company to certify it is not owned or controlled by a foreign government if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the Company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law. The PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which was signed into law on December 29, 2022. The AHFCAA amended the HFCAA and reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China. The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates. On December 15, 2022, the PCAOB issued a new Determination Report which: (1) vacated the December 16, 2021 Determination Report; and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. The December 15, 2022 Determination Report cautions, however, that authorities in the PRC might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination. Our auditor is headquartered in Irvine, California and will be inspected by the PCAOB on a regular basis. Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Please see “Item 3. Key Information - D. Risk Factor - Our auditor, YCM CPA Inc., is headquartered in California, and is subject to inspection by the PCAOB on a regular basis. To the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for our company become located in China, the PCAOB may not be able inspect such audit documentation and, as such, you may be deprived of the benefits of such inspection and our ordinary shares could be delisted from the stock exchange pursuant to the Holding Foreign Companies Accountable Act” for more details.

Cash Transfer

Our holding company, subsidiaries, and prior to the Restructuring Transactions, the consolidated VIEs, usually operate independently and transfer funds upon capital raising. We raised capital of $17.5 million in our IPO in April 2010. In addition, we raised capital for a total amount of $46.908 million from 2015 to 2025 through various financings. Renovation Investment (Hong Kong) Co., Ltd. (“Renovation”), our Hong Kong intermediate holding subsidiary, received funds from our investors in these financings. Historically, after receiving the proceeds, Renovation typically invested these funds into Jiuxin Investment, a WFOE, which then exchanged the currency of the proceeds from U.S. dollar into Chinese Yuan (“RMB”) upon the approval from local banks, and then distributed the RMB as loans to the operating entities including Jiuzhou Pharmacy, Jiuxin Medicine, Jiuzhou Service and Jiuzhou Clinic, our historical consolidated VIEs. Additionally, Renovation previously lent funds to Jiuxin Investment. As of the date of this annual report, the total amount invested in, and lent to, by the Company to its subsidiaries and historical VIEs are approximately $27.5 million and $8.7 million, respectively. Prior to the Restructuring Transactions, Jiuxin Investment distributed a loan of approximately $24.80 million to Jiuzhou Pharmacy, a loan of approximately $1.21 million to Jiuzhou Service, a loan of approximately $1.00 million to Linjia Medical, and a loan of approximately $0.14 to Shouantang Bio.

Following the Restructuring Transactions, we expect to make equity investments in our subsidiaries rather than providing loans.

Additionally, prior to the Restructuring Transactions, Jiuxin Medicine was the major supplier to Jiuzhou Pharmacy and Jiuzhou Pharmacy transferred funds to pay off the debts owed to Jiuxin Medicine as a result of merchandise purchases. In the last three fiscal years, the annual amount of purchases by Jiuxin Medicine from Jiuzhou Pharmacy ranged from approximately $70 million to $90 million. Prior to the Restructuring Transactions, all the sales and purchases between Jiuxin Medicine and Jiuzhou Pharmacy were eliminated as internal transactions, and the ending balances owed to/from the VIEs were eliminated in the balance sheets. Below are the amounts of purchases by Jiuxin Medicine from Jiuzhou Pharmacy during the interim period of the latest completed fiscal year prior to the Restructuring Transactions as well as the two preceding fiscal years:

Years	Amount
Fiscal 2023	$87,124,074
Fiscal 2024	$76,989,329
For the eleven months ended February 28, 2025	$75,322,378

Additional transfers between other VIEs and subsidiaries are as below:

		Amount
Transfer from	Transfer to	2023	2024	2025
Renovation	Jiuxin Investment	$1,000,000	$3,000,000	$-
Jiuxin Investment	Jiuzhou Pharmacy	3,809,289	692,414	6,376,243
Jiuxin Investment	Jiuxin Medicine	3,853,155	(131)	-
Jiuxin Investment	Qianhong Agriculture	2,627	3,907	2,472
Jiuxin Investment	Shouantang Technology	821,706	(1,877,272)	(6,717,287)
Jiuzhou Pharmacy	Jiuzhou Service	(591,606)	3,545	(32,954)
Renovation	Jiuyi Technology	-	-	300,500

Following the Restructuring Transactions, Jiuxin Medicine signed a three-year supply agreement with Jiuzhou Pharmacy and is expected to serve as a major supplier to Jiuzhou Pharmacy over the next three years.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. The majority of the Company’s Chinese subsidiaries’ and historically the VIEs’ and their subsidiaries’ income is received in RMB and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from The State Administration of the Foreign Exchange (“SAFE”) in the PRC as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders. To the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of such entities, their subsidiaries, or any consolidated VIEs, by the PRC government to transfer cash or assets.

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

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers, namely, Lingtao Kong, Chairman of the Board of Directors, Ming Zhao, Interim Chief Executive Officer and Chief Financial Officer of the Company, and Caroline Wang, Jiangliang He and Genghua Gu, each a director of the Company, are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our company or these persons, or to bring an action against our company or against these persons in the United States, in the event that you believe that your rights have been infringed under the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against our company and its officers and directors. We have appointed CT Corporation as our agent to receive service of process in the United States.

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

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, (e) is not inconsistent with a Cayman Islands judgement of the same matter, (f) is not impeachable on grounds of fraud, and (g) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

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

Summary of Risk Factors

Risks Relating to Our Business

●	We face significant competition, and if we do not compete successfully against existing and new competitors, our revenue and profitability could be materially and adversely affected.

●	We may not be able to timely identify or otherwise effectively respond to changing customer preferences, and we may fail to optimize our product offering and inventory position.

●	Our success depends on our ability to establish effective advertising, marketing and promotional programs.

●	Failure to maintain optimal inventory levels could increase our inventory holding costs or cause us to lose sales, either of which could have a material adverse effect on our business, financial condition and results of operations.

●	The continued penetration of counterfeit products into the pharmaceutical market in China may damage our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

●	We may not able to effectively grow our wholesale business organically and may not realize all of the anticipated benefits from growing through acquisitions.

●	Our business relies on a limited number of key customers, which may change from year to year, and a loss of one or more of these key customers may adversely affect our operating results.

●	We may face challenges in recovering accounts receivable from Jiuzhou Pharmacy and associated clinics following the Restructuring Transactions and in maintaining the supply relationship between Jiuxin Medicine and Jiuzhou Pharmacy, which we expect will continue to generate a substantial portion of our revenue in the near term. The loss of this relationship could have a material adverse effect on our business, financial condition, and results of operations.

●	We face significant challenges in growing and sustaining our wholesale business, including limited bargaining power, pricing volatility, and the need for ongoing investment in platforms, customer acquisition, and management.

●	The operating results of our wholesale business have fluctuated, and we cannot assure that our strategic initiatives will lead to sustained revenue growth or profitability in the coming years.

●	We heavily depend on third-party electronic platforms for our online sales, the capacity of which may restrict our growth and the failure of which could adversely affect our business, financial condition and results of operations.

●	If our online business fails to obtain and maintain the requisite assets, licenses, qualified personnel and approvals required under the complex regulatory environment for Internet-based businesses in China, the business prospects for such business may be materially and adversely affected.

●	We depend substantially on the continuing efforts of the key personnel, and our business and prospects may be disrupted if we lose their services.

●	Our operations require a number of permits and licenses in order to carry on their business.

●	Failure to comply with privacy, data protection and cyber security laws and regulations could have a materially adverse effect on our reputation, results of operations or financial condition, or have other adverse consequences.

●	Our brand names, trade secrets and other intellectual property are valuable assets. If we are unable to protect them from infringement, our business and prospects may be harmed.

●	We may be exposed to intellectual property infringement and other claims by third parties which, if successful, could disrupt our business and have a material adverse effect on our financial condition and results of operations.

Risks Related to Our Corporate Structure

●	We rely principally on dividends paid by our consolidated operating entities to fund any cash and financing requirements we may have, and any limitation on the ability of our consolidated PRC entities to pay dividends to us could have a material adverse effect on our ability to conduct our business.

Risks Related to Doing Business in China

●	Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business that we may be able to conduct in the PRC and accordingly on the results of our operations and financial condition.

●	We may be adversely affected by complexity, uncertainties and changes in Chinese regulation of pharmaceutical wholesale business.

●	Compliance with China’s new Data Security Law, Measures on Cybersecurity Review, Personal Information Protection Law (second draft for consultation), regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect our business.

●	Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with significant China-based operations, all of which could increase our compliance costs, subject us to additional disclosure requirements. In addition, uncertainties with respect to the PRC legal system could adversely affect us.

●	It may be difficult for U.S. regulators, such as the Department of Justice, the SEC, and other authorities, to conduct investigation or collect evidence within China.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China against us or our management based on United States or other foreign laws.

●	Our management will have broad discretion over the use of the proceeds we receive from our financing activities and might not apply the proceeds in ways that increase the value of your investment.

●	Our subsidiaries are subject to restrictions on making payments to us.

●	Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax.

●	We face risks related to disease epidemics and other outbreaks.

●	Failure to comply with the U.S. Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

●	Changes in international trade policies, trade disputes, barriers to trade, the emergence of a trade war and/or other disruptions to international commerce, including between the United States and China, could harm the global economy and may dampen growth in China, our principal place of business. A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

●	Our auditor, YCM CPA Inc., is headquartered in California, and is subject to inspection by the PCAOB on a regular basis. To the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for our company become located in China, the PCAOB may not be able inspect such audit documentation and, as such, you may be deprived of the benefits of such inspection and our ordinary shares could be delisted from the stock exchange pursuant to the Holding Foreign Companies Accountable Act.

●	The PRC’s labor law restricts our ability to reduce our workforce in the PRC in the event of an economic downturn and may increase our production costs.

●	We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi, especially with respect to foreign exchange transactions.

●	Fluctuations in the value of RMB may have a material adverse effect on your investment.

●	Changes in economic conditions and consumer confidence in China may influence the pharmaceutical industry, consumer preferences and spending patterns

●	The economy of China had experienced unprecedented growth. This growth has slowed in the recent years, and if the growth of the economy continues to slow or if the economy contracts, our financial condition may be materially and adversely affected.

Risks Related to an Investment in Our Securities

●	We may need additional capital, and the sale of equity securities could result in dilution to our shareholders, while debts may require us to make covenants restricting how we operate.

●	To date, we have not paid any cash dividends and we do not estimate to distribute any cash dividends in the foreseeable future.

●	Nasdaq may delist our ordinary shares from trading on the Nasdaq Capital Market for failing to maintain a minimum bid price of $1.00 or for other noncompliance with Nasdaq listing requirements, which could limit investors’ ability to effect transactions in our ordinary shares and subject us to additional trading restrictions.

●	Although publicly traded, the trading market in our ordinary shares may be substantially less liquid than the average stock quoted on the Nasdaq Capital Market, and such low trading volume may adversely affect the price of our ordinary shares.

●	The market price for our stock may be volatile, and such volatility may subject us to securities litigation.

●	Techniques employed by manipulative short sellers in Chinese small-cap stocks may drive down the market price of our ordinary shares.

●	Our Chairman of the Board owns a substantial portion of our outstanding ordinary shares, which enables him to influence many significant corporate actions, and his interests may not align with those of other shareholders.

Risks Relating to Our Business

We face significant competition, and if we do not compete successfully against existing and new competitors, our revenue and profitability could be materially and adversely affected.

The pharmaceutical distribution industry in China is highly competitive, and we expect competition to intensify in the future. Our primary wholesale competitors include regional and national players. In addition, we may be subject to additional competition from new entrants to the industries in China.

Some of our larger competitors may enjoy competitive advantages, such as:

●	greater financial and other resources;

●	larger variety of products;

●	stronger relations with large pharmaceutical manufacturers;

●	greater pricing flexibility;

●	larger economies of scale and purchasing power;

●	more extensive advertising and marketing efforts;

●	greater knowledge of local market conditions;

●	stronger brand recognition; and

●	larger sales and distribution networks.

As a result of the aforementioned advantages, we may be unable to offer products similar to, or more desirable than, those offered by our competitors, market our products as effectively as our competitors, or otherwise respond successfully to competitive pressures. As competition increases in the markets in which we operate, a significant increase in general pricing pressures could occur, which could require us to reevaluate our pricing structures to remain competitive. Due to stronger relation with certain pharmaceutical manufacturers, our competitors may be able to offer larger discounts on competing products, and we may not be able to profitably match those discounts. Furthermore, our competitors may offer products that are more attractive to our customers or that render our products uncompetitive. In addition, the timing of the introduction of competing products into the market could affect the market acceptance and market share of our products. Our failure to successfully compete could materially and adversely affect our business, financial condition, results of operation, and prospects.

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

Our success depends on our ability to establish effective advertising, marketing and promotional programs, including pricing strategies implemented in response to competitive pressures and/or to drive demand for our products. Our advertisements are designed to promote our brand, our corporate image and the prices of products available for sale. Our pricing strategies and value propositions must be appropriate for our target customers. If we are not able to maintain and increase the awareness of our brand and the products and services we provide, we may not be able to attract and retain customers and our reputation may also suffer. We expect to incur substantial expenses in our marketing and promotional efforts to both attract and retain customers. However, our marketing and promotional activities may be less successful than we anticipate, and may not be effective at building our brand awareness and customer base. In addition, the government may impose restrictions on how marketing and promotional activities can be conducted. We cannot provide assurance that our current and proposed budget for marketing activities will be adequate to support our future growth. Failure to successfully execute our advertising, marketing and promotional programs may result in material decreases in our revenue and profitability.

Failure to maintain optimal inventory levels could increase our inventory holding costs or cause us to lose sales, either of which could have a material adverse effect on our business, financial condition and results of operations.

We need to maintain sufficient inventory levels to operate our wholesale businesses successfully as well as meet customer expectations. However, we must also guard against the risk of accumulating excess inventory. We are exposed to inventory risks as a result of rapid changes in product life cycles, changing consumer preferences, uncertainty of the success of product launches, seasonality, and manufacturer backorders and other vendor-related problems. We cannot provide assurance that we can accurately predict these trends and events and avoid over-stocking or under-stocking products. In addition, demand for products could change significantly between the time product inventory is ordered and the time it is available for sale.

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

We may not be able to effectively grow our wholesale business organically and may not realize all of the anticipated benefits from growing through acquisitions.

Our wholesale business has experienced significant growth in recent years compared with other businesses; however, to maintain our position in this very competitive market, we need to grow even faster and grab more market share. On February 28, 2025, we completed the acquisition of Ridgeline and its wholly owned subsidiary Allright, which focuses on development of trading on electronic platforms, pursuant to that certain Equity Exchange Agreement with Mr. Lingtao Kong and Ridgeline, concurrently with the divestiture of our retail and online pharmacy businesses. Following the closing of these transactions, we changed our name from “China Jo-Jo Drugstores, Inc.” to “Ridgetech, Inc.”, and we also changed our trading symbol on The Nasdaq Stock Market LLC from “CJJD” to “RDGT”. Effective as of the closing, Mr. Lei Liu and Ms. Li Qi resigned from our board of directors and any other officer positions with us (including Mr. Liu’s role as our Chief Executive Officer), and Mr. Ming Zhao, our Chief Financial Officer, was appointed as our interim Chief Executive Officer to hold such office until a permanent Chief Executive Officer is duly appointed.

We may decide that we need to further grow wholesale business through future acquisitions, which can be expensive and time consuming. There is no assurance that a suitable target can be found in the future or a deal can be reached with a suitable target. If we failed to execute an acquisition, our growth in the wholesale business may be stalled.

Any failure to successfully integrate the business, operations and employees of the acquired companies, including Ridgeline and Allright, or to otherwise realize the anticipated benefits of this and future acquisitions, could harm our results of operations. Our ability to realize these benefits will depend on the timely integration and consolidation of organizations, operations, facilities, procedures, policies, the retention of key employees of the acquired business who are necessary to operate the business, and technologies, and the harmonization of differences in the business cultures between these companies and their personnel. Integration of these businesses will be complex and time-consuming, will involve additional expense and could disrupt our business and divert management’s attention from ongoing business concerns.

In addition, there are substantial risks associated with acquisitions and expansion into new business areas, including the risk that (i) our unfamiliarity with new lines of business may adversely affect the success of such acquisitions, (ii) revenue from such activities might not be sufficient to offset the development, regulatory and other implementation costs, (iii) competing products and services and shifting market preferences might affect the profitability of such activities, and (iv) our internal controls might be inadequate to manage the risks associated with new activities. We may also incur potential dilution of our brand, assumption of known and unknown liabilities, indemnities and potential disputes with the sellers. Any such difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations.

Our business relies on a limited number of key customers, which may change from year to year, and a loss of one or more of these key customers may adversely affect our operating results.

On February 28, 2025, the Divestiture was completed. In accordance with ASC 205-20 (Discontinued Operations), the Company determined that Jiuxin Investment’s business qualified as a discontinued operation and has presented it as such in the audited consolidated financial statements. Financial results for discontinued operations are reported separately from continuing operations. After divestiture of Jiuxin Investment, the internal sales to Jiuzhou Pharmacy were not eliminated in the audited consolidated financial statements. For the fiscal year ended March 31, 2025, the Company had two customers that accounted for more than 10% of the Company’s total sales from continuing operations, which were 67.1% and 18.7%, respectively. For the fiscal year ended March 31, 2024, the Company had two customers that accounted for more than 10% of the Company’s total sales from continuing operations, which were 61.7% and 24.9%, respectively.

Each of these customers may or may not continue to be a customer of the Company going forward. The loss of any key customers could materially and adversely affect our results of operations until such time, if ever, as we are able to replace such key counterparty. Significant customers in any one period may not continue to be significant customers in other periods. To the extent that we are dependent on any single customer, we are subject to the risks faced by that counterparty to the extent that such risks impede such counterparty’s ability to stay in business with us. See also the risks discussed below in “We may face challenges in recovering accounts receivable from Jiuzhou Pharmacy and associated clinics following the Restructuring Transactions and in maintaining the supply relationship between Jiuxin Medicine and Jiuzhou Pharmacy, which we expect will continue to generate a substantial portion of our revenue in the near term. The loss of this relationship could have a material adverse effect on our business, financial condition, and results of operations.”

We may face challenges in recovering accounts receivable from Jiuzhou Pharmacy and associated clinics following the Restructuring Transactions and in maintaining the supply relationship between Jiuxin Medicine and Jiuzhou Pharmacy, which we expect will continue to generate a substantial portion of our revenue in the near term. The loss of this relationship could have a material adverse effect on our business, financial condition, and results of operations.

Historically, the Company has conducted its retail business through Jiuxin Investment and its VIEs, including Jiuzhou Pharmacy and associated clinics (collectively, the “Divested Retail Entities”). Wholesale transactions involving pharmaceutical products from Jiuxin Medicine, another subsidiary of the Company, to the Divested Retail Entities have been consolidated within the Company’s group financial statements.

Following the Restructuring Transactions, including the Divestiture, these historical intercompany balances will be reclassified as third-party balances. As of March 31, 2025, the Divested Retail Entities are expected to have accounts payable to the Company totaling $13.6 million. There is a risk that these receivables may not be fully collected, which could adversely impact the Company’s financial position and liquidity.

Additionally, while Jiuxin Medicine and Jiuzhou Pharmacy have entered into a three-year supply agreement pursuant to the Equity Exchange Agreement for Divestiture. Under the terms of the supply agreement, Jiuxin Medicine agrees to supply pharmaceutical products to Jiuzhou Pharmacy at a price no higher than the lowest wholesale price in the area where Jiuzhou Pharmacy (or the applicable branch thereof) is located. The agreement may be terminated by mutual consent or by either party with one month’s prior written notice in the event of a material change to the other party’s business or operations. Additional termination rights apply in cases of material pricing disputes, provision of false information, force majeure, regulatory non-compliance, reputational harm, or product discontinuation.

There is no guarantee that the supply relationship will continue afterwards. Sales to Jiuzhou Pharmacy currently account for over 60% of the Company’s revenue and are expected to remain a significant source of revenue in the near term. Any disruption or termination of this relationship could result in a material loss of revenue from sales to the Divested Retail Entities, further affecting the Company’s financial results and operational stability.

We face significant challenges in growing and sustaining our wholesale business, including limited bargaining power, pricing volatility, and the need for ongoing investment in platforms, customer acquisition, and management.

As a relatively small participant in the pharmaceutical distribution market, we have limited bargaining power with suppliers. Our lower purchase volumes make it challenging to secure favorable pricing, which may negatively affect our gross margins. In addition, the pharmaceutical wholesale market is subject to pricing volatility, and we may be unable to pass rising costs on to customers, further pressuring our margins.

In order to remain competitive in the wholesale business, we need to continue to invest heavily in platform development, which we believe will play a critical role in the wholesale industry going forward. Historically, supplying to our own retail business was a significant part of our wholesale business. In the first quarter of 2025, we undertook the strategic structuring to dispose of our retail pharmacy business, and transition our business focus to wholesale distribution of pharmaceutical products. As a result, we are no longer engaged in any retail pharmacy business, and our wholesale business need to derive its revenue from sales to outside customers. There can be no assurance that we will be able to conduct such transactions on favorable terms. While in connection with Divestiture we entered into a three-year supply agreement with the divested retail business, there is no assurance that such agreement can be renewed on favorable terms.

In addition, to grow the business further, we need to attract and retain more new customers. The wholesale business is relatively new to us and most of our senior management personnel are less experienced in the wholesale business. Even with Mr. Kong joining our senior management team and the addition of other experienced personnel from Ridgeline, it remains important for us to recruit and retain highly experienced management personnel for our wholesale business. The transition away from the retail pharmacy business may also cause short-term operational inefficiencies, impact our brand recognition, and result in adverse market perception, potentially affecting investor confidence and market valuation. The efforts to develop our wholesale business require heavy investment in funding, resources and time of the senior management and there is no guarantee that such efforts would be successful. If these efforts are not successful, our wholesale business may suffer.

The operating results of our wholesale business have fluctuated, and we cannot assure that our strategic initiatives will lead to sustained revenue growth or profitability in the coming years.

We are generally referred to as a wholesale business, and we currently operate two wholesale segments: (i) offline wholesale distribution and (ii) online platform sales. For the year ended March 31, 2025, our total revenue decreased by approximately $4.02 million, or 3.2%, as compared to the year ended March 31, 2024.

Revenue from our offline wholesale business was approximately $118.9 million for the year ended March 31, 2025, representing a decrease of $5.1 million, or 4.3%, compared to the prior year. As a local wholesale distributor in pharmaceutical products, our offline sales are limited to local and neighborhood regions. As the market became competitive, to keep reasonable profitability, we abandoned certain wholesales with low gross profit margin in the year ended March 31, 2025. As a result, the offline wholesale revenue declined.

Revenue from our online platform segment was approximately $1.1 million for the year ended March 31, 2025. This increase reflects revenue contributed by Allright, the operating subsidiary of Ridgeline, which we acquired on February 28, 2025. Allright distributes pharmaceutical and healthcare products across China through third-party e-commerce platforms and its own online platform.

While we expect that the acquisition of Ridgeline may provide additional distribution channels and enhance revenue opportunities, there is no guarantee that these benefits will be realized or that the Restructuring Transactions will improve our overall profitability.

We heavily depend on third-party electronic platforms for our online sales, the capacity of which may restrict our growth and the failure of which could adversely affect our business, financial condition and results of operations.

While we have our own online platform, we remain heavily dependent upon third-party electronic platforms to carry out our online sales. These platforms serve as critical distribution channels, and any limitation in their capacity, changes to their policies, or disruptions in their service could materially impact our ability to reach customers and generate revenue. Any system failure which causes interruptions to the input, retrieval and transmission of data, or increases in service time could disrupt our normal operations.

Although we believe our existing disaster recovery plan that can handle the failure of our computer software and hardware systems, we cannot provide assurance that we can effectively carry out this disaster recovery plan and that we will be able to restore our operation within a sufficiently short time frame to avoid disruption to our business. Moreover, because we do not control the infrastructure or policies of third-party platforms, we are exposed to additional risks beyond our internal IT capabilities. Any failure in our internal systems or those of third-party platforms could have a material adverse effect on our business, financial condition and results of operations. In addition, if the capacity of our systems of the third-party platforms fails to keep pace with the growth of our online business or evolving customer expectations, our ability to grow may be constrained.

If our online business fails to obtain and maintain the requisite assets, licenses, qualified personnel and approvals required under the complex regulatory environment for Internet-based businesses in China, the business prospects for such business may be materially and adversely affected.

Internet-based businesses in China are highly regulated by China’s central government, and numerous regulatory authorities are empowered to issue and implement regulations governing various aspects of these businesses. Our online distribution business is operated by Allright, which is required to obtain and maintain certain assets relevant to its business, such as computers and other electrical equipment, as well as applicable licenses or approvals from different regulatory authorities. These assets and licenses are essential to the operation of an e-commerce business and are generally subject to annual review by the relevant governmental authorities. Furthermore, we may be required to obtain additional licenses. If we fail to obtain or maintain any of the required assets, licenses or approvals, our Internet business may be subject to various penalties, such as confiscation of income, fines, and/or the discontinuation or restriction of its operations. Any such disruption may materially and adversely affect the prospects of our online business.

We depend substantially on the continuing efforts of the key personnel, and our business and prospects may be severely disrupted if we lose their services.

Our future success is dependent on the continued services of Lingtao Kong and certain managers of the Company (the “Key Personnel”) but we do not maintain key-man insurance. If we lose the services of either of the Key Personnel, we may not be able to locate suitable or qualified replacements, which could severely disrupt our business and prospects. Each of the Key Personnel has entered into confidentiality and non-competition agreements with us. However, if any disputes arise between us and the Key Personnel, we cannot provide assurance, in light of uncertainties associated with the PRC legal system, that any of these agreements can be enforced in China, the jurisdiction in which the Key Personnel reside and hold some of their assets. See “Risks Related to Doing Business in China - You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China against us or our management based on United States or other foreign laws.”

Our operations require a number of permits and licenses in order to carry on their business.

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

Risks Related to Our Corporate Structure

We rely principally on dividends paid by our consolidated operating entities to fund any cash and financing requirements we may have, and any limitation on the ability of our consolidated PRC entities to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company and rely principally on dividends and other distributions paid by the consolidated PRC operating entities for cash requirements, including the funds required to service any debt we may incur, which are passed on to us through Renovation, and prior to the Restructuring Transactions, through Jiuxin Investment. If any of our consolidated operating entities incurs debt in its own name in the future, the instruments governing the debt may restrict dividends or other distributions on our equity interest to us.

Furthermore, applicable PRC laws, rules and regulations permit payment of dividends by our consolidated PRC entities only out of their retained earnings, if any, determined in accordance with PRC accounting standards. Under PRC laws, rules and regulations, our consolidated PRC entities are required to set aside at least ten percent (10%) of their after-tax profit each year, based on PRC accounting standards, into their statutory surplus reserve funds until the accumulative amount of such reserves reaches fifty percent (50%) of their respective registered capital. Also, dividends cannot be distributed before any previous year’s loss has been offset. As a result, our consolidated PRC entities are restricted in their ability to transfer a portion of their net income to us whether in the form of dividends, loans or advances. As of March 31, 2025, our restricted reserves totaled $0. Our restricted reserves are not distributable as cash dividends. Any limitation on the ability of our consolidated operating entities to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

We may be adversely affected by complexity, uncertainties and changes in Chinese regulation of pharmaceutical wholesale and online sales business.

The Chinese government regulates pharmaceutical wholesale and online sales business, including foreign ownership and requirements for licenses and permits. These laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be a violation of applicable laws and regulations.

The interpretation and application of existing Chinese laws, regulations and policies and possible new laws, regulations or policies have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, pharmaceutical businesses in China, including our business.

Uncertainties relating to the regulation of pharmaceutical wholesale and online sales business in China also extend to evolving licensing practices, which means that permits, licenses or operations at our company may be subject to challenge. This may disrupt our business or subject us to sanctions, requirements to increase capital, or other conditions or enforcement, which could have harmful effects on us.

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

Interpretation, application and enforcement of these laws, rules and regulations evolve from time to time and their scope may continually change, through new legislation, amendments to existing legislation and changes in enforcement. Compliance with the Cyber Security Law and the Data Security Law could significantly increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that our practices, offerings or platform could fail to meet all of the requirements imposed on us by the Cyber Security Law, the Data Security Law and/or related implementing regulations. In addition, we cannot guarantee the effectiveness of the measures undertaken and those implemented by our business partners and services providers. Any failure on our part, or on our business partners’ or services providers’ part, to comply with such law or regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in unauthorized access, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing counterparties from contracting with us or result in investigations, fines, suspension or other penalties by Chinese government authorities and private claims or litigation, any of which could materially adversely affect our business, financial condition and results of operations. Even if our practices are not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm our reputation and brand and adversely affect our business, financial condition and results of operations. Moreover, the legal uncertainty created by the Data Security Law, the related laws or regulations, and the recent Chinese government actions could materially adversely affect our ability, on favorable terms, to raise capital, including engaging in follow-on offerings of our securities in the U.S. market.

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

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in mainland China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with regulatory authorities in the Unities States – including the SEC and the Department of Justice-may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests.

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

Our subsidiaries are subject to restrictions on making payments to us.

The Chinese government imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of China. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. Furthermore, if these companies incur debt on their own in the future, the instruments governing the debt may restrict their ability to make payments. If we are unable to receive all of the revenues from our operations, we may be unable to pay dividends on our ordinary shares.

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

We are required to comply with the United States Foreign Corrupt Practices Act, which generally prohibits United States companies, including publicly traded companies whose securities are registered with the SEC, from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with us, are not subject to these prohibitions, and therefore may have a competitive advantage over us. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur in the PRC. If our competitors engage in these practices, they may receive preferential treatment in the PRC, giving them an advantage in securing business, which would put us at a disadvantage. We cannot provide assurance that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Changes in international trade policies, trade disputes, barriers to trade, the emergence of a trade war and/or other disruptions to international commerce, including between the United States and China, could harm the global economy and may dampen growth in China, our principal place of business. A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

The global macroeconomic environment is facing challenges. Although our business operations do not include selling products outside of China, political uncertainty surrounding international trade disputes, particularly the ongoing tension between the U.S. and China, could damage consumer confidence and decision-making, leading to a material adverse effect on our business.

At various times in recent years, the United States and China have had significant disagreements over political and economic issues. Controversies may continue to arise in the future between the two countries. Any political or trade controversies between the United States and China, whether or not directly related to our business, could reduce the price of our ordinary shares. For example, the United States recently announced changes to U.S. trade policy, including adding new or modifying existing tariffs on imports, in some cases significantly. China imposed its tariffs on good imported from the United States. It remains unclear what additional actions, if any, will be taken by the United States or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the United States, tax policy related to international commerce, or other trade matters. The impact of these tariffs is subject to a number of factors, including the effective date and duration of such tariffs, changes in the amount, scope and nature of the tariffs in the future, any retaliatory responses to such actions that the target countries may take and any mitigating actions that may become available. While we continue to evaluate the potential impact of the new tariffs on our business, given the volatility and uncertainty regarding the scope and duration of such tariffs and other aspects of U.S. and foreign government trade policies, their ultimate impact on our operations and financial results remains uncertain.

In addition, political instability and military hostilities, including the recent conflict in Israel with Hamas, the ongoing war between uncertain nature, magnitude and duration of the Russia-Ukraine war could lead to significant disruptions in the global economy. The uncertain nature, magnitude and duration and the full economic effect of these events cannot be estimated, but this may impact businesses across the globe both in the short term and the long term with rising commodity prices and demand, rising interest costs to counter inflationary conditions and loss in value of currencies.

Such uncertainty may also limit the access of our PRC subsidiaries to new business opportunities, negatively impacting our PRC subsidiaries’ operations. The current and potential future actions by the U.S. or the PRC that affect trade relations could contribute to global economic instability, which may harm our PRC subsidiaries’ business or financial performance. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition.

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

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020 and was subsequently amended. The HFCAA, as amended, states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On May 20, 2020 and on December 2, 2020, the U.S. Senate passed and the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act (“HFCAA”) requiring a foreign company to certify it is not owned or controlled by a foreign government if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the Company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law. The PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which was signed into law on December 29, 2022. The AHFCAA amended the HFCAA and reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China. The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates. On December 15, 2022, the PCAOB issued a new Determination Report which: (1) vacated the December 16, 2021 Determination Report; and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. The December 15, 2022 Determination Report cautions, however, that authorities in the PRC might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination.

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

Our auditor, the independent registered public accounting firm that issues the audit report for the year ended March 31, 2025 included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Irvine, California and has been inspected by the PCAOB in March 2023. In the event that, in the future, either there is any regulatory change or step taken by PRC regulators that does not permit YCM CPA Inc. to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the determinations so that our PRC operating entities will be subject to the HFCAA, as the same may be amended, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including “over-the-counter” trading, may be prohibited, under the HFCAA. The recent developments would add uncertainties to our listing and we cannot assure you whether Nasdaq Capital Market or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit.

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

Fluctuations in the value of the Renminbi may have a material and adverse effect on your investment. The change in value of the Renminbi against the U.S. dollar is affected by, among other things, changes in PRC’s political and economic conditions. We receive substantially all of our revenues in RMB. Under our current structure, our income is primarily derived from payments from the PRC operating entities. Shortages in the availability of foreign currency may restrict the ability of our subsidiaries and our PRC affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of bank loans denominated in foreign currencies. The Chinese government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. In 2017, the RMB appreciated approximately 6.3% against the U.S. dollar. In 2018, however, the RMB depreciated approximately 5.7% against the U.S. dollar, and the trend continued in 2019. In 2020 and 2021, the RMB appreciated approximately 8.7% against the U.S. Dollar, but the RMB has sharply depreciated against the U.S. Dollar by 7.8% and 2.9%, respectively, in 2022 and 2023. In 2024 and 2025, the RMB has sharply depreciated against the U.S. Dollar by 5.1% and 0.5%, respectively. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces, international relations especially the trade tensions between U.S. and China, or government policies of PRC or U.S. may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

Changes in economic conditions and consumer confidence in China may influence the pharmaceutical industry, consumer preferences and spending patterns.

Our business and revenue growth primarily depend on the size of the pharmaceutical market in China. As a result, our revenue and profitability may be negatively affected by changes in national, regional or local economic conditions and consumer confidence in China. In particular, as we focus on our expansion of our sales in metropolitan markets, where living standards and consumer purchasing power are relatively high, we are especially susceptible to changes in economic conditions, consumer confidence and customer preferences of the urban Chinese population. External factors beyond our control that affect consumer confidence include unemployment rates, levels of personal disposable income, national, regional or local economic conditions, and acts of war or terrorism. Changes in economic conditions and consumer confidence could adversely affect consumer preferences, purchasing power and spending patterns. A decrease in overall consumer spending as a result of changes in economic conditions could adversely affect the front-end and pharmacy sales of our wholesales customers, and in turn, could adversely impact our sales and our profitability. In addition, acts of war or terrorism may cause damage to our facilities, disrupt the supply of the products we offer, or adversely impact consumer demand. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

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

Risks Related to an Investment in Our Securities

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

Nasdaq may delist our ordinary shares from trading on the Nasdaq Capital Market for failing to maintain a minimum bid price of $1.00 or for other noncompliance with Nasdaq listing requirements, which could limit investors’ ability to effect transactions in our ordinary shares and subject us to additional trading restrictions.

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

On March 15, 2024, the Company received a compliance letter from Nasdaq notifying that as of March 14, 2024, the Company evidenced a closing bid price of its ordinary shares at or greater than the $1.00 per share minimum requirement for the last 10 consecutive business days, from March 1, 2024 through March 14, 2024. Nasdaq stated that accordingly, the Company has regained compliance with Nasdaq Marketplace Rule 5550(a)(2).

We cannot provide assurance that we will remain compliant with the Bid Price Rule or other continued listing standards in the future, including those relating to minimum stockholders’ equity and market value of publicly held shares. If Nasdaq delists our ordinary shares from trading on its exchange due to incompliance, we could face significant material adverse consequences including:

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

The market price for our stock may be volatile and, when compared to seasoned issuers, subject to wide fluctuations in response to various factors, many of which are beyond our control, including the following:

●	actual or anticipated fluctuations in our quarterly operating results;

●	changes in financial estimates by securities research analysts;

●	conditions in the pharmaceutical wholesale and online sales markets;

●	changes in the economic performance or market valuations of other pharmaceutical wholesalers and online sales platforms;

●	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

●	addition or departure of key personnel;

●	fluctuations of exchange rates between RMB and the U.S. dollar;

●	intellectual property litigation; and

●	general economic or political conditions in China.

As an illustration of such volatility, the closing price of our ordinary shares during the fifty two (52) weeks preceding the date of this report ranged from a low of $0.80 to a high of $2.80. In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our stock.

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

While we intend to strongly defend our public filings against any such short seller attacks, oftentimes we are constrained, either by principles of freedom of speech, applicable state law (often called Anti-SLAPP statutes), or issues of commercial confidentiality, in the manner in which we can proceed against the relevant short seller. You should be aware that in light of the relative freedom to operate that such persons enjoy - oftentimes blogging from outside the U.S. with little or no assets or identity requirements - should we be targeted for such an attack and the rumors not dismissed by market participants, our stock will likely suffer from a temporary, or possibly long term, decline in market price.

Our Chairman of the Board owns a substantial portion of our outstanding ordinary shares, which enables him to influence many significant corporate actions, and his interests may not align with those of other shareholders.

On January 31, 2025, we issued 2,225,000 ordinary shares to Mr. Lingtao Kong in exchange for all of his ownership interests in Ridgeline, which owns 100% of Allright. As a result, Mr. Kong became the beneficial owner of approximately 38% of our outstanding ordinary shares. He was also elected Chairman of our Board following the closing of the Restructuring Transactions.

Mr. Kong’s substantial ownership and leadership position give him significant influence over matters requiring shareholder approval, including director elections, amendments to governing documents, and major corporate transactions. His control could delay or prevent a change in control, potentially depriving shareholders of the opportunity to receive a premium for their shares and adversely affecting the market value and liquidity of our ordinary shares. His influence may also deter potential investors and raise actual or perceived conflicts of interest between his personal interests and those of other shareholders. Mr. Kong’s significant influence could affect our corporate decision-making and his interests may not align with those of other shareholders.

ITEM 4. INFORMATION ON THE COMPANY.

A. HISTORY AND DEVELOPMENT OF THE COMPANY.

Overview

We are a wholesale distributor of pharmaceutical and other healthcare products in the People’s Republic of China (“PRC” or “China”). As further described below, the wholesale business is primarily conducted through subsidiaries of Renovation, including Zhejiang Jiuxin Medicine Co., Ltd. (“Jiuxin Medicine”) acquired by us in August 2011, and Allright (Hangzhou) Internet Technology Co. Ltd (“Allright”) acquired by us in February 2025 (see “Corporate History” below).

Under the name of China Jo-Jo Drugstores, Inc., the Company was originally founded as a retail pharmacy business and subsequently ventured into the wholesale business in 2011 through the acquisition of Jiuxin Medicine. Prior to the Restructuring Transactions, we operated our pharmacies (including the medical clinics) through VIEs including Hangzhou Jiuzhou Grand Pharmacy Chain Co., Ltd. (“Jiuzhou Pharmacy”), Hangzhou Jiuzhou Clinic of Integrated Traditional and Western Medicine (General Partnership) (“Jiuzhou Clinic”), and Hangzhou Jiuzhou Medical & Public Health Service Co., Ltd. (“Jiuzhou Service”), which we controlled contractually through Jiuxin Investment (refer to “Contractual Arrangements with HJ Group and the Key Personnel” below in this report regarding the details of contractual arrangements). We also had a herb farming business cultivating and wholesaling herbs used for TCM prior to the Restructuring Transactions. This business was conducted through Hangzhou Qianhong Agriculture Development Co., Ltd. (“Qianhong Agriculture”), a wholly-owned subsidiary of Jiuxin Investment.

In the first quarter of 2025, the Company completed strategic restructuring of its overall business, aiming to transition from a high-cost retail segment to a wholesale-focused model by expansion of its wholesale business through acquisition of Allright and divestiture of its retail drugstores business. Pursuant to that certain Equity Exchange Agreement with Renovation, Mr. Lei Liu, Ms. Li Qi, and Oakview International Limited (“Oakview”), dated January 31, 2025, Renovation transferred all equity in Jiuxin Investment to Oakview, in exchange for irrevocable surrender for no consideration by Mr. Liu, Ms. Qi, Oakview and their affiliates in total 2,548,353 ordinary shares back to us. Concurrently on January 31, 2025, we entered into that certain Equity Exchange Agreement with Mr. Lingtao Kong and Ridgeline, pursuant to which the Company acquired from Mr. Kong all of the issued and outstanding ordinary shares of Ridgeline, the direct parent company of Allright, by issuing 2,225,000 ordinary shares to Mr. Kong. The Restructuring Transactions were approved by our shareholders at our annual general meeting of shareholders held on February 25, 2025, and were closed on February 28, 2025. Following the consummation of the Divestiture, Jiuxin Investment and all entities owned or controlled by Jiuxin Investment, including each of Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service, are owned or controlled indirectly by Mr. Liu and Ms. Qi. As the result of the Restructuring Transactions, the Company currently operates primarily in the wholesale business selling pharmaceutical products to trading companies and other businesses.

We currently operate in the offline wholesale distribution of pharmaceutical products primarily to local buyers, while also engaging in online sales through both our self-operated and third-party platforms to customers nationwide. Since August 2011, we have operated a wholesale business through Jiuxin Medicine, distributing third-party pharmaceutical products, including prescription and over-the-counter (“OTC”) drugs, nutritional supplements, traditional Chinese medicine (“TCM”), personal and family care products, and medical devices, as well as convenience products, including consumable, seasonal, and promotional items primarily to trading companies throughout China. Jiuxin Medicine is wholly owned by Renovation.

As discussed above, Allright was acquired by us in February 2025. Allright operates in the B2B sector, providing wholesale distribution and online sales through self-operated and third-party platforms, with a focus on pharmaceuticals, medical devices, health foods, cosmetics, and daily necessities.

As result of the Restructuring Transactions in February 2025, we no longer operate in the retail pharmacy business or the herb farming business.

Corporate History

We were incorporated in Nevada on December 19, 2006, under the name “Kerrisdale Mining Corporation,” with a principal business objective to acquire and develop mineral properties. Although we had acquired certain mining claims, we were not operational.

On September 17, 2009, we acquired control of Renovation, pursuant to a share exchange agreement. On September 24, 2009, we amended our Articles of Incorporation to change our name from “Kerrisdale Mining Corporation” to “China Jo-Jo Drugstores, Inc.” (“CJJD Nevada”).

On May 14, 2021, CJJD Nevada and China Jo-Jo Drugstores Holdings, Inc., an exempted company incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of CJJD Nevada (“CJJD Cayman”) entered into a definitive agreement and plan of merger (the “Merger Agreement”), pursuant to which, upon the terms and subject to the conditions set forth in the Merger Agreement, CJJD Nevada merged with and into CJJD Cayman (the “Redomicile Merger”), with CJJD Cayman surviving and changing its name to China Jo-Jo Drugstores, Inc. Following the Redomicile Merger, CJJD Cayman, together with its subsidiaries, owns and continues to conduct CJJD Nevada’s business in substantially the same manner as was conducted by CJJD Nevada and its subsidiaries prior to the Redomicile Merger. The Redomicile Merger was completed on July 30, 2021. As a result of the Reorganization, each issued and outstanding share of CJJD Nevada’s common stock was converted into the right to receive one CJJD Cayman ordinary share, which shares were issued by CJJD Cayman as part of the Redomicile Merger.

On January 31, 2025, we entered into (i) that certain Equity Exchange Agreement with Mr. Lingtao Kong and Ridgeline, pursuant to which the Company acquired from Mr. Kong, the sole shareholder of Ridgeline, all of the issued and outstanding ordinary shares of Ridgeline, by issuing 2,225,000 our ordinary shares to Mr. Kong, and (ii) that certain Equity Exchange Agreement with Renovation, Mr. Lei Liu, Ms. Li Qi, and Oakview, pursuant to which Renovation transferred all equity in Jiuxin Investment to Oakview, in exchange for irrevocable surrender for no consideration by Mr. Liu, Ms. Qi, Oakview and their affiliates in total 2,548,353 our ordinary shares back to us. The transactions were closed on February 28, 2025. Following the closing of these transactions, we changed our name from “China Jo-Jo Drugstores, Inc.” to “Ridgetech, Inc.”, effective as of February 28, 2025. We also changed our trading symbol on The Nasdaq Stock Market LLC from “CJJD” to “RDGT”, effective as of March 4, 2025. Effective as of the closing, Mr. Liu and Ms. Qi resigned from our board of directors and any other officer positions with us (including Mr. Liu’s role as our Chief Executive Officer), and Mr. Ming Zhao, our Chief Financial Officer, was appointed as our interim Chief Executive Officer to hold such office until a permanent Chief Executive Officer is duly appointed.

On May 28, 2025, following the receipt of an order granted by the Grand Court of the Cayman Islands confirming the capital reduction and the share subdivision, we effected a reduction of the par value of each of our issued, ordinary share from US$0.24 to US$0.001 by cancelling the paid-up capital to the extent of the difference between US$0.24 and such new par value, and immediately following the capital reduction, each of our authorized but unissued ordinary shares of par value of US$0.24 be sub-divided into 240 new ordinary shares of par value of US$0.001 each. On May 29, 2025, we filed a copy of the Fourth Amended and Restated Memorandum and Articles of Association reflecting the capital reduction and the share subdivision with the Cayman Islands General Registry. Pursuant to the Fourth Amended and Restated Memorandum and Articles, our authorized share capital now has become US$36,010,000 divided into (i) 36,000,000,000 ordinary shares of a par value of US$0.001 each and (ii) 10,000,000 preferred shares of a par value of US$0.001 each.

Contractual Arrangements with HJ Group and the Key Personnel

Our relationships with HJ Group and Mr. Lei Liu and Ms. Li Qi, in their capacity as shareholders of HJ Group were historically governed by a series of contractual arrangements between Jiuxin Investment and HJ Group. As result of the Restructuring Transactions in the first quarter of 2025, we transferred our equity interests in Jiuxin Investment to Mr. Liu and Ms. Qi and their affiliates and no longer have any VIE within our corporate structure.

For more information relating to the historical contractual arrangements with HJ Group and the Key Personnel, please see the Annual Report on Form 10-K for the fiscal year ended March 31, 2020 of our predecessor, China Jo-Jo Drugstores, Inc. a Nevada Corporation, filed with the SEC on July 10, 2020 under Part I, Item 1 “Business” - “Contractual Arrangements with HJ Group and the Key Personnel.”

Corporate Information

Our principal executive office is located at 5th Floor, Building 6, No. 100, 18th Street, Baiyang Sub-district, Qiantang District, Hangzhou City, Zhejiang Province, and China. Our main telephone number is +86-571-88219579. Our website is www.ridgetch.com. We routinely post important information on our website. The information contained on our website is not a part of this annual report.

Our transfer agent is Equiniti Trust Company, LLC, whose address is 48 Wall Street, Floor 23 New York, NY 10005, and whose telephone number is (800) 468-9716.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

B. BUSINESS OVERVIEW.

We are a holding company incorporated in the Cayman Islands that conducts substantially all of its business operations in China. Following the disposition of our wholly-owned subsidiary, Jiuxin Investment and its owned or controlled entities, we have divested our retail pharmacy business, and shifted our focus to the wholesale business of pharmaceutical products in China, both online and offline. We currently operate in the offline wholesale distribution of pharmaceutical products primarily to local buyers, while also engaging in online sales through both our self-operated and third-party platforms to customers nationwide.

Since acquiring Jiuxin Medicine in August 2011, we have been distributing third-party products primarily to drug distributors throughout China, including prescription drugs, OTC drugs, nutritional supplements, TCM products, sundry products, and medical devices.

During the fiscal year ended March 31, 2025, we expanded our operations in wholesale distribution business by the acquisition of Ridgeline and its subsidiary, Allright. Allright is a rapidly growing online and offline wholesale distributor of pharmaceutical and other healthcare products such as health foods, cosmetics and daily necessities in China. Allright actively sells on popular online distribution platforms nationwide. Through these online platforms, Allright sells various medical products to retail pharmacies, clinics and other vendors across the country. Allright also operates its own online distribution platform, which is designed to provide services such as medication guidance, sales management, and customer health solutions while utilizing digital tools to enhance the user experience. Its operations are supported by modern logistics systems, including automated and intelligent warehousing, and a focus on quality management and traceability to maintain product safety and transparency. Additionally, Allright has a professional sales team with strong service capabilities, and it has a well-established and high-quality sales network covering Zhejiang Province.

We believe that our presence on multiple platforms offers greater opportunities to distribute pharmaceutical products nationwide, and that following the acquisition of Allright, the Company is better positioned to enhance its financial performance.

Our Customers

Our wholesale customers includes retail pharmacies, clinics and third-party trading companies that purchase from us to resell to pharmacies throughout China. As of June 2025, we have more than 5000 varieties of products and serves over 150,000 customers including retail pharmacies, clinics and other vendors across the country.

On February 28, 2025, the Divestiture was completed. In accordance with ASC 205-20 (Discontinued Operations), the Company determined that Jiuxin Investment’s business qualified as a discontinued operation and has presented it as such in the audited consolidated financial statements. Financial results for discontinued operations are reported separately from continuing operations. After divestiture of Jiuxin Investment, the internal sales to Jiuzhou Pharmacy were not eliminated in the audited consolidated financial statements. For the fiscal year ended March 31, 2025, the Company had two customers that accounted for more than 10% of the Company’s total sales from continuing operations, which were 67.1% and 18.7%, respectively. For the fiscal year ended March 31, 2024, the Company had two customers that accounted for more than 10% of the Company’s total sales from continuing operations, which were 61.7% and 24.9%, respectively.

Following the consummation of the Restructuring Transactions, Jiuxin Medicine and Jiuzhou Pharmacy entered into a three-year supply agreement starting from February 28, 2025 (the “Supply Agreement”). Sales to Jiuzhou Pharmacy currently account for over 60% of the Company’s revenue and are expected to remain a significant source of revenue in the near term.

Under the terms of the Supply Agreement, Jiuxin Medicine agrees to supply pharmaceutical products to Jiuzhou Pharmacy at a price no higher than the lowest wholesale price in the area where Jiuzhou Pharmacy (or the applicable branch thereof) is located. The agreement may be terminated by mutual consent or by either party with one month’s prior written notice in the event of a material change to the other party’s business or operations. Additional termination rights apply in cases of material pricing disputes, provision of false information, force majeure, regulatory non-compliance, reputational harm, or product discontinuation. A copy of the Supply Agreement is filed as Exhibit 4.40 to this annual report.

See “Item 3. Key Information – D. Risk Factor – Our business relies on a limited number of key customers, which may change from year to year, and a loss of one or more of these key customers may adversely affect our operating results.;” and “Item 3. Key Information - D. Risk Factor - We may face challenges in recovering accounts receivable from Jiuzhou Pharmacy and associated clinics following the Restructuring Transactions and in maintaining the supply relationship between Jiuxin Medicine and Jiuzhou Pharmacy, which we expect will continue to generate a substantial portion of our revenue in the near term. The loss of this relationship could have a material adverse effect on our business, financial condition, and results of operations.”

Marketing and Promotion

Our marketing and promotion efforts are focused on our online and offline wholesale segments, and our strategy includes exploring more third-party platforms, providing a wide variety of commodity with competitive pricing, adapting to the needs of small customers, establishing and promoting our own platform, and engaging more experience salespersons.

Third-party platforms have become a fast-growing channel for online medicine wholesale. Our sales team has explored a variety of these platforms such as YSB, Inc., Medicine Help, and One Medical City. We design customized sale strategies for each platform.

Our customers on these platforms are usually small local business such as clinics and small drugstores, Although they place smaller orders, their demand for pharmaceutical and related products is diverse. By carrying a broad range of products with reasonable pricing, we are able to attract more small customers who have limited supplying resources.

Unlike certain large customers, small customers are not always experienced in identifying the appropriate usage of various medicines and often turn to us for assistance. We have organized a team to actively monitor and respond to the questions from these customers.

Furthermore, we have established our own platform to promote sales. Although sales via our own platform are currently limited, we believe we are making steady progress toward gaining greater control over supplier and customer resources by operating our own platform.

In addition, local pharmaceutical vendors remain an important source of revenue. Experienced salespersons are often able to locate these vendors and meet their demands on specific medical products. We have invested significant resource in retaining such talent in this area.

Logistics

Astro Boy Logistic provides us warehouse facility located approximately fifty miles from our headquarters, which served as our central distribution center. Astro Boy Logistics’ staff and vehicles make regular deliveries to our wholesale customers.

We employ third-party logistics companies for deliveries to wholesale customers outside Hangzhou. We believe that reliable logistics providers are readily available and can be replaced without any material interruptions to our business.

Suppliers

We source wholesale products from approximately 526 suppliers. For the fiscal year ended March 31, 2025, the Company had four suppliers that accounted for more than 10% of the Company’s total purchases, which were 14.9%, 14.3%, 10.8% and 10.1%, respectively. These suppliers are neither related to nor affiliated with us. For the fiscal year ended March 31, 2024, the Company had one supplier that accounted for more than 10% of the Company’s total purchases, which was 13.5%. This supplier is neither related to nor affiliated with us.

We believe that competitive sources are readily available for substantially all of the products we require for our retail and wholesale businesses. As such, we believe that we can change suppliers without any material interruption to our business. To date, we have not experienced any significant difficulty in sourcing our suppliers.

Quality Control

We strongly emphasize quality control, which starts with procurement. In addition to their market acceptance and costs, we select products based on Good Manufacturing Practice and Good Supply Practice (“GSP”) compliance status of their suppliers. We also assess product quality based on the manufacturer’s facilities and capabilities, including technology, packaging and logistics. We conduct random quality inspections of each batch of products we procure, and replace any supplier who fails to pass such inspections.

We also enforce strict quality control measures at our distribution center. All products are screened upon their arrival, and those with evidence of defects or damages are immediately rejected. Products that pass the screening process are recorded and stored strictly according to each manufacturer’s temperature and other requirements. Products are verified against the appropriate delivery orders prior to leaving the facility. We use vehicles with cold-temperature storage to make deliveries as necessary.

Competition

The wholesale pharmaceutical distribution industry in China is competitive and highly fragmented. We compete with regional distributors, such as Zhengchen Pharmaceutical Co., Ltd. and Hangzhou Xiaoran Pharmaceutical Co., Ltd., as well as national operators such as Fengwoda Pharmaceutical Co., Ltd. and Jiuzhoutong Pharmaceutical Co., Ltd. These competitors have substantially greater logistics capacities and more financial resources, as well as more industry-relevant experience, than us.

Employees

As of March 31, 2025, we had 61 employees combined in our wholesale operation. The number of employees for each area of operations, and such employees as a percentage of our total workforce, are as follows:

	As of March 31, 2025
	Employees	Percentage
Management	6	9.8%
Technicians	2	3.3%
Offline wholesale	34	55.7%
Online platform	19	31.2%
Total	61	100.00%

We closely monitor the quality of the service provided by our employees at all levels. The training is designed to encompass a number of areas, such as knowledge of our products and effective customer service. We believe these programs have played an important role in strengthening the capabilities of our employees.

Relevant PRC Regulations

SAFE Registration

In October 2005, SAFE issued Circular 75. Circular 75 regulates foreign exchange matters in relation to the use of a special purpose vehicle by PRC residents to seek offshore equity financing and conduct “round trip investment” in China. The Key Personnel, who are PRC residents, are in compliance with Circular 75 and its implementing circulars.

Dividend Distribution

Under current applicable laws and regulations, each of our consolidated PRC entities, including WFOEs and domestic companies, may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our consolidated PRC entities is required to deposit at least ten percent (10%) of its after-tax profit based on PRC accounting standards each year into its statutory surplus reserve fund until the accumulative amount of such reserve reaches fifty percent (50%) of its registered capital. These reserves are not distributable as cash dividends. As of March 31, 2025, the accumulated balance of our statutory reserve funds reserves amounted to nil, and the accumulated losses of our consolidated PRC entities amounted to $25.94 million.

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

If the PRC tax authorities determine that we are a resident enterprise for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of twenty five percent (25%) on our respective worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, although the EIT Law provides that “dividends, bonuses and other equity investment proceeds between qualified resident enterprises” is exempted income, and the implementing rules of the EIT Law refer to “dividends, bonuses and other equity investment proceeds between qualified resident enterprises” as the investment proceeds obtained by a resident enterprise from its direct investment in another resident enterprise, it is still unclear whether any dividends we may receive from our current subsidiaries would be classified as “dividends between qualified resident enterprises” and therefore qualify for tax exemption.

If we are treated as a non-resident enterprise under the EIT Law, any dividends that we receive from Allright, and historically received from Jiuxin Investment (assuming such dividends are deemed to be sourced from within the PRC) (i) may be subject to a five percent (5%) PRC withholding tax, provided that we own more than twenty five percent (25%) of the registered capital of Allright or Jiuxin Investment incessantly within twelve (12) months immediately prior to obtaining such dividends from Allright or Jiuxin Investment, as applicable, and if the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Arrangement”) is applicable, or (ii) if the Arrangement does not apply (i.e. the PRC tax authorities may deem us to be a conduit not entitled to treaty benefits), may be subject to a ten percent (10%) PRC withholding tax. Similarly, if we are treated as a non-resident enterprise, and Renovation is treated as a resident enterprise, then any dividends that we receive from Renovation (assuming such dividends were considered sourced within the PRC) may be subject to a ten percent (10%) PRC withholding tax. Any such taxes on dividends could materially reduce the amount of dividends, if any, that we could pay to our shareholders.

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

General PRC Government Approval

As a wholesale distributor of pharmaceutical products, we are subject to regulation and oversight by different levels of the food and drug administration in China, in particular, the SFDA. The Drug Administration Law of the PRC, as amended, provides the basic legal framework for the administration of the production and sale of pharmaceutical products in China and governs the manufacturing, distributing, packaging, pricing, and advertising of pharmaceutical products in China. The corresponding implementation regulations set out detailed rules with respect to the administration of pharmaceuticals in China. We are also subject to other PRC laws and regulations that are applicable to business operators and foreign-invested companies.

Distribution of Pharmaceutical Products

A distributor of pharmaceutical products must obtain a distribution permit from the relevant provincial or designated municipal- or county-level SFDA. The grant of such permit is subject to an inspection of the distributor’s facilities, warehouses, hygienic environment, quality control systems, personnel, and equipment. The distribution permit is valid for five (5) years, and the holder must apply for renewal of the permit within six (6) months prior to its expiration. In addition, a pharmaceutical product distributor needs to obtain a business license from the relevant administration for industry and commerce prior to commencing its business. All of our consolidated entities that engage in the retail pharmaceutical business have obtained necessary pharmaceutical distribution permits, and we do not expect to face any difficulties in renewing these permits and/or certifications.

In addition, under the Supervision and Administration Rules on Pharmaceutical Product Distribution, promulgated by the SFDA on January 31, 2007, and effective May 1, 2007, a pharmaceutical product distributor is responsible for its procurement and sales activities and is liable for the actions of its employees or agents in connection with their conduct of distribution on behalf of the distributor.

Restrictions on Foreign Ownership of Wholesale Pharmaceutical Business in China

PRC regulations on foreign investment currently permit foreign companies to establish or invest in WFOEs or joint ventures that engage in wholesale or retail sales of pharmaceuticals in China. For retail sales, these regulations restrict the number and size of pharmacies that a foreign investor may establish. If a foreign investor owns more than thirty (30) stores that sell a variety of branded pharmaceutical products sourced from different suppliers, the foreign investor’s ownership interests in the stores are limited to forty nine percent (49%). In lieu of equity ownership, prior to the Restructuring Transactions, our WFOE, Jiuxin Investment, had entered into contractual arrangements with Jiuzhou Pharmacy and the Key Personnel.

Later, in the revised Catalogue for the Guidance of Foreign Investment Industries (2011 Revision) (now abolished), the term “pharmaceuticals” in the aforementioned clause was removed, and pharmaceutical wholesale and retail were no longer classified as restricted industries for foreign investment. According to the current Special Administrative Measures for Foreign Investment Access (Negative List) (2021 Edition), the operating businesses of our domestic entities do not fall within the scope of the Foreign Investment Negative List. However, prior to the Restructuring Transactions, we retained the VIE structure intact without dismantling it.

On February 28, 2025, the Company divested Jiuxin Investment and its owned and controlled entities. Following the Restructuring Transactions, the Company no longer has any VIE within its corporate structure.

Good Supply Practice Standards

GSP standards regulate wholesale and retail pharmaceutical product distributors to ensure the quality of distribution of pharmaceutical products in China. All wholesale and retail pharmaceutical product distributors are required to apply for GSP certification within thirty (30) days after obtaining drug distribution permits. The current applicable GSP standards require pharmaceutical product distributors to implement strict controls on the distribution of medicine products, including standards regarding staff qualifications, distribution premises, warehouses, inspection equipment and facilities, management, and quality control. Specifically, the warehouse must be able to store the pharmaceutical products at various required temperatures and humidity, and handle transport, warehouse entries, delivery, and billing by computerized logistics management systems. The GSP certificate is usually valid for five (5) years. Currently, Jiuxin Medicine and Allright are both GSP certified.

Prescription Administration

Under the Rules on Administration of Prescriptions promulgated by the SFDA, effective May 1, 2007, doctors are required to include the chemical ingredients of the medicine they prescribe in their prescription and are not allowed to include brand names in their prescription. This regulation is designed to provide consumers with choices among different pharmaceutical products that contain the same chemical ingredients.

Advertisement of Pharmaceutical Products

Under the Advertising Law of PRC, the contents of an advertisement must be true, lawful, without falsehood, and must neither deceive nor mislead consumers. Accordingly, advertisement must be examined by the competent authority prior to its publication or broadcast through any form of media. In addition, advertisement of pharmaceutical products may only be based on a drug’s approved indication of use statement, and may not contain any assurance of a product’s efficiency, treatment efficiency, curative rate, or any other information prohibited by law. Advertisement for certain drugs should include an admonishment to seek a doctor’s advice before purchasing and application. Advertising is prohibited for certain drugs such as anesthetics and psychotropic drugs.

To further prevent misleading advertising of pharmaceutical products, the SAIC and the SFDA jointly promulgated the Standards for Examination and Publication of Advertisements of Pharmaceutical Products and Measures for Examination of Advertisement of Pharmaceutical Products in March 2007. Under these regulations, an approval must be obtained from the provincial level of food and drug administration before a pharmaceutical product may be advertised. In addition, once approved, an advertisement’s content may not be altered without further approval. Such approval, once obtained, is valid for one (1) year.

Product Liability and Consumers Protection

Product liability claims may arise if the products sold have any harmful effect on consumers. The injured party may make a claim for damages or compensation. The General Principles of the Civil Law of the PRC, which became effective in January 1987, state that manufacturers and sellers of defective products causing property damage or injury shall incur civil liabilities for such damage or injuries.

The Product Quality Law of the PRC was enacted in 1993 and amended in 2000 to strengthen the quality control of products and protect consumers’ rights and interests. Under this law, manufacturers and distributors who produce or sell defective products may be subject to confiscation of earnings from such sales, revocation of business licenses, imposition of fines, and, in severe circumstances, may be subject to criminal liability.

The Administrative Measures for Drug Recalls was issued by the SFDA in December 2007, and covers two (2) types of drug recalls, namely voluntary recalls and compulsory recalls. Under such regulation, wholesalers are obliged to assist drug manufacturers with any drug recall. In addition, a wholesaler must immediately cease to sell any drug that the wholesaler learns has any safety issues, and must immediately notify the manufacturer or its supplier as well as report the matter to the SFDA.

The Law of the PRC on the Protection of the Rights and Interests of Consumers was promulgated on October 31, 1993 and became effective on January 1, 1994 to protect consumers’ rights when they purchase or use goods or services. All business operators must comply with this law when they manufacture or sell goods and/or provide services to customers. In extreme situations, pharmaceutical product manufacturers and distributors may be subject to criminal liability if their goods or services lead to the death or injuries of customers or other third parties.

The Tort Law of the PRC was promulgated on December 26, 2009 and went into effect on July 1, 2010. The Tort Law provides that manufacturers and distributors who produce or sell defective products shall be responsible for the damage caused by the defective products.

Sales of Nutritional Supplements and other Food Products

A distributor of nutritional supplements and other food products must obtain a food circulation permit from its local Administration of Industry and Commerce. The grant of such permit is subject to an inspection of the distributor’s facilities, warehouses, hygienic environment, quality control systems, personnel, and equipment. The food circulation permit is valid for three (3) years, and the holder must apply for renewal of the certificate within thirty (30) days prior to its expiration. Currently, Jiuxin Medicine holds a valid Food Circulation Permit.

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

Internet Pharmaceutical Sales

China’s central government regulates Internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. Companies which sell pharmaceutical products to consumers through the Internet are required to obtain: (1) a drug distribution permit; (2) an Internet pharmaceutical information provider qualification certificate, renewable every five (5) years; (3) an Internet pharmaceutical transaction service qualification certificate, renewable every five (5) years; (4) a value-added telecommunication operation permit; and (5) registration with the Administration of Information Industry. Internet pharmacies are not allowed to distribute prescription drugs. The websites that sell pharmaceutical products must ensure transaction security and enable the consumers to consult with licensed pharmacists. Also, an Internet-based business in China is required to obtain and maintain certain assets relevant to its business, such as delivery and storage facilities. Allrigh has obtained required certificates and registrations.

Please also refer to the above Risk Factor sections “Risks Related to Our Corporate Structure” and “Risks Related to Doing Business in China”.

Environmental Matters

Neither our wholesale operation, nor historically our retain pharmacy business, involve any activities subject to specific PRC environmental regulations. Our medical clinics (a part of our historical retail pharmacy business) were in compliance with applicable regulations regarding the administration of medical wastes, including collections, temperate storage, and packaging and labeling of medical wastes. Pursuant to such regulations, we contracted with DadiWeikang Medical Wastes Disposal Center to dispose of all medical wastes generated by our clinics. As result of the Structuring Transactions in February 2025, we no longer operate in the retail pharmacy business or any clinics.

C. ORGANIZATIONAL STRUCTURE

The following diagrams illustrate our corporate structure before the Restructuring Transactions and after the Restructuring Transactions (which also reflects the structure as of the date of this report), respectively:

Before the Restructuring Transactions:

After the Restructuring Transactions (also as of the date of this report):

The table below summarizes the status of the registered capital of our PRC subsidiaries as of the date of this report:

Entity Name	Entity Type	Registered Capital	Registered Capital Paid	Due Date for Unpaid Registered Capital
Jiutong Medical	Subsidiary	USD 2,600,000	USD 2,600,000	N/A
Jiuxin Medicine	Subsidiary	USD 1,564,000	USD 1,564,000	N/A
Shouantang Technology	Subsidiary	USD 11,000,000	USD 11,000,000	N/A
Shouantang Bio	Subsidiary	USD 162,900	USD 162,900	N/A
Jiuyi Technology	Subsidiary	USD 5,000,000	USD 2,500,000	September 25, 2026
Allright	Subsidiary	USD 1,378,037	USD 110,243	December 31, 2031

D. PROPERTY, PLANTS AND EQUIPMENT

We are headquartered in Hangzhou, China. We own one property and lease our principal office.

Description	Location	Size (square meters)	Lease expiration date
Principal Executive office	5th Floor, Building 6, No. 100, 18th Street, Baiyang Sub-district, Qiantang District, Hangzhou City, Zhejiang Province, China	277.6	July 31, 2026

Land (1)	Lin’An District, Hangzhou, Zhejiang Province, China	18,616	February 1, 2040

(1)	See Note 11, “Intangible Assets” to the Financial Statements.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS.

The following discussion and analysis of our results of operations and financial condition for the fiscal years ended March 31, 2025, 2024 and 2023 should be read in conjunction with our financial statements and the notes to those financial statements that are included elsewhere in this report. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under the “Risk Factors,” “Cautionary Notice Regarding Forward-Looking Statements” and “Description of Business” sections and elsewhere in this report. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” “predict” and similar expressions to identify forward-looking statements. Although we believe the expectations expressed in these forward-looking statements are based on reasonable assumptions within the bound of our knowledge of our business, our actual results could differ materially from those discussed in these statements. Factors that could contribute to such differences include, but are not limited to, those discussed in the “Risk Factors” section of this report. We undertake no obligation to update publicly any forward-looking statements for any reason even if new information becomes available or other events occur in the future other than in compliance with the SEC rules and regulations.

Our financial statements are prepared in U.S. Dollars and in accordance with accounting principles generally accepted in the United States. See “Exchange Rates” at the end of this section for information concerning the exchanges rates at which Renminbi (“RMB”) were translated into U.S. Dollars (“USD” or “$”) at various pertinent dates and for pertinent periods.

Overview

We are a wholesale distributor of pharmaceutical and other healthcare products in the People’s Republic of China (“PRC” or “China”). We currently operate in the offline wholesale distribution of pharmaceutical products primarily to local buyers, while also engaging in online sales through both our self-operated and third-party platforms to customers nationwide.

Prior to February 28, 2025, we were primarily a retail pharmacy operator. We operated our pharmacies (including the medical clinics) through Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service, which we controlled contractually through our indirect subsidiary Jiuxin Investment.

On January 31, 2025, the Company, Renovation, Mr. Lei Liu, Ms. Li Qi, and Oakview entered into that certain Equity Exchange Agreement, pursuant to which Renovation transferred all equity in Jiuxin Investment to Oakview, in exchange for irrevocable surrender by Mr. Liu, Ms. Qi, Oakview and their affiliates in total 2,548,353 our ordinary shares back to us. Concurrently on January 31, 2025, we entered into that certain Equity Exchange Agreement, with Mr. Lingtao Kong and Ridgeline, pursuant to which the Company acquired from Mr. Kong all of the issued and outstanding ordinary shares of Ridgeline, the direct parent company of Allright, by issuing 2,225,000 our ordinary shares to Mr. Kong. The Restructuring Transactions were approved by our shareholders at our annual general meeting of shareholders held on February 25, 2025, and were closed on February 28, 2025. Following the consummation of the Divestiture, Jiuxin Investment and all entities owned or controlled by Jiuxin Investment, including each of Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service, are owned or controlled indirectly by Mr. Liu and Ms. Qi. As the result of the strategic restructuring, the Company operates primarily in the wholesale business selling pharmaceutical products to trading companies and other businesses.

Prior to the acquisition of Allright in the first quarter of 2025, we operated a wholesale business primarily through Jiuxin Medicine distributing third-party pharmaceutical products (similar to those historically carried by our pharmacies) primarily to trading companies and other local drugstores in China. As discussed above, on February 28, 2025,  we acquired Ridgeline and its wholly owned subsidiary Allright. Allright is a rapidly growing online and offline wholesale distributor of pharmaceutical and other healthcare products such as health foods, cosmetics and daily necessities in China. Allright actively sells on popular online distribution platforms nationwide. Through third-party platforms and Allright’s own platform, we sell various medical products to retail pharmacies, clinics and other vendors across the country. We believe that our presence on multiple platforms offers greater opportunities to distribute pharmaceutical products nationwide.

On February 28, 2025, the Divestiture was consummated. In accordance with ASC Topic 205, Presentation of Financial Statements (“ASC 205”), Subtopic 20 - Discontinued Operations, the Company determined that Jiuxin Investment’s business line met the conditions for a discontinued operation and is recorded as such in the audited consolidated financial statements. The Company reports financial results for discontinued operations separately from continuing operations in order to distinguish the financial impact of the disposal transaction from ongoing operations.

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

When reading our financial statements, you should consider: (i) our critical accounting policies; (ii) the judgment and other uncertainties affecting the application of such policies; and (iii) the sensitivity of reported results to changes in conditions and assumptions. A summary of the Company’s significant accounting policies is contained in Note 2 to our audited consolidated financial statements accompanying in this report.

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

Goodwill and Other Intangible Assets

The Company tests its goodwill and other indefinite-lived intangible assets for impairment annually in the fiscal fourth quarter unless there are indications during a different interim period that these assets may have become impaired.

Goodwill

In its evaluation of goodwill impairment, the Company has the option to first assess qualitative factors such as the maturity and stability of the reporting unit, the magnitude of the excess fair value over the carrying value from a prior period’s impairment testing, other reporting unit operating results, microeconomic and macroeconomic factors, as well as new events and circumstances impacting the operations at the reporting unit level. If the test indicates a potential for impairment, a quantitative test is performed. In the quantitative test, the Company compares the estimated fair value of each reporting unit to its carrying value. If the estimated fair value of any reporting unit is less than its carrying value, an impairment charge is recorded for the difference between the carrying value and the fair value of the reporting unit.

Determining the fair value of a reporting unit requires significant judgments, assumptions and estimates by management which are subject to uncertainty. The Company uses a discounted cash flow (DCF) method under the income approach for its quantitative test, as it believes that this approach is the most reliable indicator of the fair value of its businesses and the fair value of their future earnings and cash flows. Under this approach, the Company estimates the future cash flows of each reporting unit and discounts these cash flows at a rate of return that reflects their relative risk. The cash flows used in the DCF method are consistent with those the Company uses in its internal planning, which gives consideration to actual business trends experienced and the long-term business strategy. The other key estimates and factors used in the DCF method include, but are not limited to, net sales and expense growth rates, commodity prices, foreign exchange rates, inflation and a terminal growth rate. Future changes in the judgments, assumptions and estimates that are used in the impairment testing for goodwill could result in significantly different estimates of the fair values and future impairment charges.

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

The long-lived asset impairment loss calculation contains uncertainty since management must use judgment to estimate each asset group’s future sales, profitability and cash flows. When preparing these estimates, the Company considers historical results and current operating trends and consolidated sales, profitability and cash flow results and forecasts. These estimates can be affected by a number of factors including, but not limited to, general economic and regulatory conditions, efforts of third party organizations to reduce their costs , the continued efforts of competitors to gain market share and consumer spending patterns.

Allowance for Expected Credit Losses

To estimate expected credit losses, the Company has identified the relevant risk characteristics of its customers and the related receivables. The Company considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Company’s customer collection trends. The allowance for expected credit losses and corresponding receivables were written off when they are determined to be uncollectible.

Income Taxes

The Company’s effective tax rate is based on income by tax jurisdiction, statutory tax rates and tax planning opportunities available to the Company in the various jurisdictions in which the Company operates. Significant judgment is required in determining the Company’s effective tax rate and in evaluating its tax positions.

The Company maintains valuation allowances when it is likely that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances from period to period are included in the Company’s income tax provision in the period of change. In determining whether a valuation allowance is warranted, the Company takes into account many factors, including the specific tax jurisdiction, both historical and projected future earnings, carryback and carryforward periods and tax planning strategies. Many of the judgments made in adjusting valuation allowances involve assumptions and estimates that are highly subjective. Valuation allowances maintained by the Company relate mostly to deferred tax assets arising from the Company’s currently anticipated inability to use net operating losses and tax credits in certain foreign countries.

In addition to valuation allowances, the Company establishes uncertain tax positions when such tax positions do not meet certain recognition thresholds or measurement standards as defined by generally accepted accounting principles. These uncertain tax positions are adjusted as a result of changes in factors such as tax legislation, interpretations of laws by courts, rulings by tax authorities, new audit developments, changes in estimates and the expiration of the statute of limitations. Amounts for uncertain tax positions are adjusted in quarters when new information becomes available or when positions are effectively settled. Many of the judgments made in adjusting uncertain tax positions involve assumptions and estimates regarding audit outcomes and the timing of audit settlements, which are often uncertain and subject to change.

Consolidated Summary Financial Results

The following table summarizes our results of operations for the years ended March 31, 2025, 2024 and 2023:

	Years ended March 31,
	2025		2024		2023
	Amount	Percentage of total revenue	Amount	Percentage of total revenue	Amount	Percentage of total revenue
Revenue	$119,971,638	100.0%	$123,994,053	100.0%	$120,199,193	100.0%
Cost of goods sold	$116,132,823	96.8%	119,115,636	96.1%	116,597,751	97.0%
Gross profit	$3,838,815	3.2%	$4,878,417	3.9%	$3,601,442	3.0%
Selling expenses	$1,534,200	1.3%	$934,223	0.8%	$1,266,025	1.1%
General and administrative expenses	$3,339,954	2.8%	$3,348,112	2.7%	$5,137,741	4.3%
Stock based compensation	$-	-%	$-	-%	$10,360,000	8.6%
Income (loss) from operations	$(1,035,339)	(0.9)%	$596,082	0.5%	$(13,162,324)	(11.0)%
Other Expense, net	$84,679	0.1%	$(1,423,151)	(1.1)%	$(2,278,436)	(1.9)%
Income tax expense	$503,524	0.4%	$(41,363)	(0.0)%	$394,541	0.3%
Net income (loss) from continuing operations	$(1,454,184)	(1.2)%	$(785,706)	(0.6)%	$(15,835,301)	(13.2)%
Net loss from discontinued operations, net of taxes	$(4,103,718)	(3.4)%	$(3,448,536)	(2.8)%	$(5,303,476)	(4.4)%
GAIN OF DIVESTITURE JIUXIN INVESTMENT	15,757,753	13.1%	-	-%	-	-%
Net income (loss)	$10,199,851	8.5%	$(4,234,242)	(3.4)%	$(21,138,777)	(17.6)%

Results of Operations

Comparison of years ended March 31, 2025 and 2024

Revenue

On February 28, 2025, the Divestiture Transaction was consummated. In accordance with ASC Topic 205, Presentation of Financial Statements (“ASC 205”), Subtopic 20 - Discontinued Operations, the Company determined that Jiuxin Investment’s business line met the conditions for a discontinued operation and is recorded as such in the Consolidated Financial Statements. The Company reports financial results for discontinued operations separately from continuing operations in order to distinguish the financial impact of the disposal transaction from ongoing operations. In connection with the divestiture of Jiuxin Investment and its controlled entities during the fiscal year ended March 31, 2025, we have revised the presentation of our historical consolidated financial statements to exclude the operations of the divested entities for all periods presented. This re-presentation is intended to provide a consistent basis of comparison that reflects our continuing operations. As a result, certain financial information for prior periods included in this annual report differs from the corresponding financial information presented in our annual report on Form 20-F for the fiscal year ended March 31, 2024.

The following table breaks down the revenue for our two business segments for the years ended March 31, 2025 and 2024:

	For the years ended March 31,
	2025		2024
	Amount	% of total revenue	Amount	% of total revenue	Variance by amount	% of change
Revenue from offline wholesale	$118,864,443	99.1%	$123,994,053	100.0%	$(5,129,610)	(4.3)%
Revenue from online platform	1,107,195	0.9%	-	-%	1,107,195	100.0%
Total revenue	$119,971,638	100.0%	$123,994,053	100.0%	$(4,022,415)	(3.2)%

Offline wholesale revenue was $118,864,443 for the year ended March 31, 2025, representing a decrease of $5,129,610, or 4.3%, as compared to that of $123,994,053 for the year ended March 31, 2024. As a local wholesale distributor in pharmaceutical products, our sales are limited to local and neighborhood regions. As the market became competitive, to keep reasonable profitability, we abandoned certain wholesales with low gross profit margin in the year ended March 31, 2025. As a result, the wholesale revenue declined..

Online platform revenue increased $1,107,195 from the year ended March 31, 2024 to the year ended March 31, 2025. The increased figure reflects Allright’s online platform revenue for the month of March, 2025. On February 28, 2025, we acquired Ridgeline and its subsidiary, Allright which is a rapidly growing online and offline wholesale distributor of pharmaceutical and other healthcare products such as health foods, cosmetics and daily necessities in China. Allright actively trades on popular online distribution platforms nationwide. Through these online platform, we sell various medical products to retail pharmacies, clinics and other vendors across the country. Allright also has its own online distribution platform.

Gross Profit

The average gross margins for each of our two business segments for the years ended March 31, 2025 and 2024 are as follows:

	Year ended March 31,
	2025	2024
Average gross margin for offline wholesale	3.2%	3.9%
Average gross margin for online platform	7.4%	N/A	%

Gross profit was $3,838,815 for the year ended March 31, 2025, representing a decrease by $1,039,602, or 21.3%, as compared to that of $4,878,417 for the year ended March 31, 2024. For the year ended March 31, 2025 and 2024, gross margins were approximately 3.2% and 3.9%, respectively.

Gross margin of offline wholesale sales slightly decreased for the year ended March 31, 2025, as compared to the year ended March 31, 2024, primarily due to various products with different profit margins we carried and sold to certain pharmaceutical vendors. Although as a retailer and distributor we have attempted to market the products to major local hospitals and other pharmacies, we have not been able to make significant progress. As a result, we do not have big bargain power on the prices. So our wholesale profit margin varies from time to time. Until we are able to obtain status as a provincial or national exclusive sale agent for certain popular drugs or have sales access to large local hospitals, we may have to maintain low profit margins in order to drive sales on our wholesale business.

Gross margin of online platform sales was approximately 7.4% for the month of March, 2025. Due to online price transparency, customers can easily compare prices between different online pharmaceutical vendors. In order to attract customers, we are unable to raise sales prices significantly. On the other side, we continuously searched for popular products with high profit margin and negotiated with the suppliers for better terms.

Selling and Marketing Expenses

Sales and marketing expenses for the year ended March 31, 2025 increased by $599,977 or 64.2%, as compared to the year ended March 31, 2024, primarily due to an increase in the sales and marketing expenses. The sales and marketing expenses increased by approximately $0.69 million, which primarily attributable to the increase in drug distribution service fee. Overall, such expenses as a percentage of our revenue were 1.3% and 0.8% respectively, for the years ended March 31, 2025 and 2024.

General and Administrative Expenses

General and administrative expenses for the year ended March 31, 2025 decreased by $8,158 or 0.2%, as compared to the year ended March 31, 2024, primarily due to the decrease in warehousing management fee, offset by the increase in exchange loss of approximately $0.51 million. Such expenses as a percentage of revenue increased for the year ended March 31, 2025 to 2.8% from 2.7% for the same period a year ago. In the year ended March 31, 2025, we recorded approximately $0.52 million in warehousing management fee as compared to approximately of $0.99 million in warehousing management fee in the year ended March 31, 2024.

Income (loss) from Operations

As a result of the above, income (loss) from operations was $(1,035,339) and $596,082 for the years ended March 31, 2025 and 2024, respectively. Our operating margin for the year ended March 31, 2025 and 2024 was (0.9) % and 0.5%, respectively.

Income Taxes

Our income tax expense for the year ended March 31, 2025 increased by $544,887 as compared to the year ended March 31, 2024 due to an increase in the effective rate resulting from an increase in profits in several business lines.

Net Loss from continuing operations

As a result of the foregoing, net loss from continuing operations was $1,454,184 and $785,706 in the years ended March 31, 2025 and 2024.

Comparison of years ended March 31, 2024 and 2023

On February 28, 2025, the Divestiture was consummated. In accordance with ASC Topic 205, Presentation of Financial Statements (“ASC 205”), Subtopic 20 - Discontinued Operations, the Company determined that Jiuxin Investment’s business line met the conditions for a discontinued operation and is recorded as such in the audited consolidated financial statements. The Company reports financial results for discontinued operations separately from continuing operations in order to distinguish the financial impact of the disposal transaction from ongoing operations. In connection with the divestiture of Jiuxin Investment and its controlled entities during the fiscal year ended March 31, 2025, we have revised the presentation of our historical consolidated financial statements to exclude the operations of the divested entities for all periods presented. This re-presentation is intended to provide a consistent basis of comparison that reflects our continuing operations. As a result, certain financial information for prior periods included in this annual report differs from the corresponding financial information presented in our annual report on Form 20-F for the fiscal year ended March 31, 2024.

Revenue

Offline wholesale revenue was $123,994,053 for the year ended March 31, 2024, representing an increase of $3,794,860, or 3.2%, as compared to that of $120,199,193 for the year ended March 31, 2023. In the year ended March 31, 2024, online platforms such as Pharmacist Help, Yiyao Help and Yao Help have become popular ways to transact medical products by bulk. The platforms attracted a plenty of buyers and sellers, so both parties have extended opportunities to expose themselves. We spent significant efforts in exploring these buyers with certain products at reasonable prices; as a result, we were able to attract more buyers and promote our sales. We believed that selling on the modern wholesale platform may be a new growth point. Therefore, we were actively looking for potential acquisition targets with trading platform to strengthen our wholesale business.

Gross Profit

Gross profit was $4,878,417 for the year ended March 31, 2024, representing an increase by $1,276,975, or 35.5%, as compared to that of $3,601,442 for the year ended March 31, 2023. For the year ended March 31, 2024 and 2023, gross margins were approximately 3.9% and 3.0%, respectively.

Offline wholesale gross margin slightly increased for the year ended March 31, 2024, as compared to the year ended March 31, 2023, primarily due to certain products with high profit margin we carried and sold to certain pharmaceutical vendors. In the year ended March 31, 2024, we were actively looking for new buyers in certain emerging new platforms. As we had price advantages in quite a few products, we attracted quite a few customers such as other local drugstores and clinics across the country. In order to attract these customers, we offered competitive prices. However, as we accumulated the sale volume by selling to more customers, we might negotiate and obtain lower purchase prices from our vendors. Eventually, we might be able to increase our wholesale profit margin.

Selling and Marketing Expenses

Sales and marketing expenses for the year ended March 31, 2024 decreased by $331,802 or 26.2% as compared to the year ended March 31, 2023, primarily due to a decrease in the sales and marketing expenses. The sales and marketing expenses decreased by approximately $0.39 million, which was primarily attributable to the decrease in warehousing and distribution costs. Overall, such expenses as a percentage of our revenue were 0.8% and 1.1% respectively, for the years ended March 31, 2024 and 2023.

General and Administrative Expenses

General and administrative expenses for the year ended March 31, 2024 decreased by $1,789,629 or 34.8% as compared to the year ended March 31, 2023, primarily due to the decrease in bad debt expense. Such expenses as a percentage of revenue decreased for the year ended March 31, 2024 to 2.7% from 4.3% for the same period a year ago. In the year ended March 31, 2024, we recorded a reduction of $0.24 million in the allowance account for bad debts as compared to the increase of $2.32 million in the allowance account for bad debts in the year ended March 31, 2023.

Share-based Compensation

We recorded stock-based compensation of $0 and $10,360,000 for the years ended March 31, 2024 and 2023. In April and December 2022, we issued a total of 3,000,000 shares of ordinary shares and recorded stock-based compensation of approximately $10.36 million.

Income (Loss) from Operations

As a result of the above, income (loss) from operations was $596,082 and $(13,162,324) for the year ended March 31, 2024 and 2023, respectively. Our operating margin for the year ended March 31, 2024 and 2023 was 0.5 % and (11.0) %, respectively.

Income Taxes

Our income tax expense for the year ended March 31, 2024 decreased by $435,904 as compared to the year ended March 31, 2023 due to a decrease in the effective rate resulting from a decrease in profits in several business lines.

Net Loss from continuing operations

As a result of the foregoing, net loss was $785,706 and $15,835,301 in the years ended March 31, 2024 and 2023.

Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations

The following table summarizes our contractual obligations:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Notes payable	$10,386,612	10,386,612	-	-	-
Total	$10,386,612	10,386,612	-	-	-

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

The exchange rates used to translate amounts in RMB into USD for the purposes of preparing the audited consolidated financial statements or otherwise disclosed in this report were as follows:

	March 31, 2025	March 31, 2024	March 31, 2023
Balance sheet items, except for the registered and paid-up capital, as of end of period/year	USD1: RMB 7.2567	USD1: RMB 7.2203	USD1: RMB 6.8676

Amounts included in the statement of Operations and statement of cash flows for the period/ year ended	USD1: RMB 7.2163	USD1: RMB 7.1671	USD1: RMB 6.8516

Inflation

We believe that inflation has not had a material effect on our operations to date.

B. LIQUIDITY AND CAPITAL RESOURCES

Ridgetech, Inc. is a holding company incorporated in the Cayman Islands. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

The Company’s accounts have been prepared in accordance with the U.S. GAAP on a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the financial statements. The Company’s ability to continue as a going concern depends upon aligning its sources of funding (debt and equity) with its expenditure requirements and repayment of the short-term debts as and when they become due.

As disclosed in Note 12 – Notes Payable to the audited financial statements included elsewhere in this report, the Company maintains credit facilities with Hangzhou United Bank (“HUB”), under which the Company issues bank acceptance notes to suppliers. These notes are guaranteed by HUB and require the Company to deposit restricted cash with the bank prior to the payment date. These bank acceptance notes are used to settle payables to suppliers and are a key component of the Company’s short-term financing.

As of March 31, 2025, the Company had a credit line of approximately $5.51 million from HUB. By putting up a three-year deposit of $3.78 million and the restricted cash of $1.99 million deposited in the bank, the total credit line was $11.28 million. Of this amount, $10.39 million was utilized through outstanding bank acceptance notes, leaving approximately $0.89 million available for further borrowing. As the Chinese economy growth slows down, the national interest rates continue to decrease. Local banks such as HUB are encouraged to provide low interest rate loans to local enterprises.

To meet its working capital needs, the Company has also actively pursued, and intends to continue pursuing capital raising efforts as well as strategic and operational initiatives to improve its wholesale business performance.

Based on the above factors, the Company believes it has sufficient financial resources to support its operations for at least the next 12 months.

Our cash flows for the periods indicated are as follows:

	For the year ended March 31,
	2025	2024	2023
Net cash provided by (used in) operating activities	$1,247,770	$(3,155,439)	$(3,283,513)
Net cash used in investing activities	$(18,135,078)	$(2,039,850)	$(316,097)
Net cash provided by financing activities	$1,505,592	$8,004,291	$2,366,156

Net cash used in operating activities

For the year ended March 31, 2025 cash provided by (used in) operating activities amounted to $1,247,770, as compared to $(3,155,439) a year ago. The change is primarily attributable to an increase in other payables and accrued liabilities of $27,883,595, an increase in accounts receivable of $11,844,854 and an increase in net income (loss) of $14,434,093, offset by a decrease in accounts payable of $27,130,948, a decrease in other receivable of $11,085,828 and a decrease in gain of divestiture of Jiuxin Investment of $15,757,753.

For the year ended March 31, 2024 cash used in operating activities amounted to $(3,155,439), as compared to $(3,283,513) for the same period a year ago. The change is primarily attributable to an increase in net income of $16,904,535, an increase in accounts receivable of $727,315, an increase in cash provided by accounts payable of $4,236,698 and an increase in cash provided by other payables and accrued liabilities of $2,295,804, offset by a decrease in bad debt direct write-off and provision of $6,789,437, a decrease in inventories and biological assets of $1,177,071 and a decrease in stock compensation of $10,360,000.

Net cash used in investing activities

For the year ended March 31, 2025, net cash used in investing activities amounted to $(18,135,078), as compared to $(2,039,850) used in investing activities for the same period a year ago. The change is primarily attributable to divestiture of Jiuxin Investment.

For the year ended March 31, 2024, net cash used in investing activities amounted to $(2,039,850), as compared to $(316,097) provided by investing activities a year ago. The change is primarily attributable to investment in a joint venture and purchases of long-term assets.

Net cash provided by financing activities

For the year ended March 31, 2025, net cash provided by financing activities amounted to $1,505,592, as compared to $8,004,291 for the same period a year ago. The change is primarily due to proceeds from equity and debt financing and change in notes payables issued to HUB.

For the year ended March 31, 2024, net cash provided by financing activities amounted to $8,004,291, as compared to $2,366,156 for the same period a year ago. The change is primarily due to notes payable and proceeds from short-term bank loan.

As of March 31, 2025, we had cash of approximately $18,541,075. Our total current assets as of March 31, 2025, were $59,709,247 and total current liabilities were $34,356,369, which resulted in a working capital of $25,352,878.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company has no research and development policy for the past three years.

D. TREND INFORMATION.

Industry and Market Outlook

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E. CRITICAL ACCOUNTING ESTIMATES

See above under Item 5. Operating and Financial Review and Prospects - A. Operating Results - Critical Accounting Policies and Estimates.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. DIRECTORS AND SENIOR MANAGEMENT.

The following table identifies our current executive officers and directors as of the date of this report, their respective offices and positions, and their respective dates of election or appointment:

Name	Age(1)	Position	Date of Appointment
Lingtao Kong	35	Chairman of the Board of Directors	February 28, 2025(6)
Ming Zhao	49	Interim Chief Executive Officer and Chief Financial Officer	August 1, 2011(2)
Caroline Wang (3) (4) (5)	38	Director	March 29, 2017
Jiangliang He (3) (4) (5)	62	Director	September 4, 2018
Genghua Gu (3) (4) (5)	74	Director	March 28, 2014

(1)	As of the date of this report.
(2)	Mr. Zhao was appointed as our Chief Financial Officer as of August 1, 2011 and as Interim Chief Executive Officer as of February 28, 2025.
(3)	Member of the Audit Committee.
(4)	Member of the Compensation Committee.
(5)	Member of the Nominating Committee.
(6)	Pursuant to that certain equity exchange agreement, dated as of January 31, 2025 (the “Acquisition Agreement”), we entered into with Ridgeline and Lingtao Kong, we agreed to take all necessary action to cause Mr. Kong to be nominated and elected as a director on our Board effective as of the closing of the transactions contemplated by the Acquisition Agreement. The election of Mr. Kong to our Board as Chairman was approved by our shareholders at our annual general meeting of shareholders held on February 25, 2025 and his appointment was effective as of February 28, 2025.

Biographical Information of Our Current Directors and Executive Officers

Lingtao Kong has served as Chairman of our Board of Directors since February 28, 2025. Since September 2014, Mr. Kong has been serving at the Hong Kong subsidiary of a large energy group, where he has successively held the position of Deputy Director in the Finance Department. His primary responsibilities include resource trading, overseas investment, and financing activities. Since the inception of Ridgeline in 2023, Mr. Kong has served as its sole director. After Ridgeline’s acquisition of Allright, he has been actively involved in Allright’s strategic planning and business development, either directly or through delegating responsibilities to Allright’s general manager. Beyond his experience in the energy industry, Mr. Kong has extensive expertise in wholesaling and e-commerce, particularly in cross-border e-commerce and the logistics industry. Additionally, since 2008, he has been a successful investor in the pharmaceutical sector and several reputable high-tech companies. Mr. Kong holds a Master of Science in Engineering Enterprise Management from the Hong Kong University of Science and Technology and a Bachelor of Commerce from the University of Alberta. He also holds the professional title of Intermediate Economist.

Ming Zhao has served as our Chief Financial Officer since August 2011 and as our interim Chief Executive Officer since February 2025. From September 2010 to July 2011, Mr. Zhao was a senior manager at CFO Oncall, Inc., a financial consulting firm providing CFO services to U.S.-listed, China-based publicly traded companies. From December 2006 through August 2010, Mr. Zhao was a senior auditor at Sherb & Co., LLP. From January through June 2003, Mr. Zhao worked as a financial analyst at Microsoft Corporation. Mr. Zhao is a licensed certified public accountant. He graduated with a bachelor’s degree in accounting from Central University of Finance and Economic in Beijing in July 1999, and obtained a master’s degree in professional accounting from the University of Washington in December 2002.

Caroline Wang has been a member of our Board since March 29, 2017. Ms. Wang has been a project manager with JC Group, a comprehensive industrial financial group which serves the “city management”, performing internal audit and projects management for a variety of financial products since October 2015. Prior to that, Ms. Wang served as a CFO assistant of Kandi Technologies Group, Inc. (Nasdaq: KNDI), a company engaged in the research, development, manufacturing, and sales of vehicle products. She was mainly responsible for consolidation of financial reports and internal control audits. From 2012 to 2015, Ms. Wang was an audit department assistant manager with KPMG Huazhen LLP Hangzhou Branch, conducting financial report audits and internal control audits for listing companies and also providing audit services to pre-IPO companies. None of these companies are related to or affiliated with us. Ms. Wang holds a master’s degree in public administration from the London School of Economics and Political Science, and a bachelor’s degree in finance from Beijing Language and Culture University. The Board has determined that Ms. Wang has the qualification to serve as a member of the Board given her extensive financial, accounting and auditing experience, as well as her English and Chinese bilingual capabilities to facilitate the Board’s supervision of the management.

Jiangliang He has been a member of our Board since September 4, 2018. He has extensive experience as a professional attorney. He has served as a partner in Dentons China, a large law firm with a presence in approximately 45 cities in China, since August 2008. From July 1997 to July 2008, he was a partner in the Zhejiang Jiuyao law firm. From July 1984 to June 1997, he was a professor at Hangzhou School of Law. Mr. He received his bachelor’s degree in law from Beijing University. The Board believes his knowledge and experiences in law helps the Board have a good corporate governance.

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

B. COMPENSATION.

Compensation of Directors and Executive Officers

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to our principal executive officer and principal financial officer during the last two fiscal years. No other executive officer received compensation in excess of $100,000 during the fiscal year ended March 31, 2025 and 2024. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Summary Compensation Table
Name and Principal Position	Fiscal Year ended March 31,	Salary ($)(3)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Lei Liu,	2025(1)	82,500	-0-	-	-0-	-0-	-0-	-0-	82,500
Former CEO	2024	90,000	-0-	-	-0-	-0-	-0-	-0-	90,000

Ming Zhao,	2025(1)	88,000	-0-	-	-0-	-0-	-0-	-0-	88,000
CFO and Interim CEO	2024	88,000	-0-	-	-0-	-0-	-0-	-0-	88,000

(1)	As disclosed above under Item 4. Information on the Company -History and Development of the Company, Mr. Liu resigned from our board of directors (the “Board”) and any other officer positions with us (including Mr. Liu’s role as our Chief Executive Officer), effective as of February 28, 2025. Mr. Zhao was appointed as Interim Chief Executive Officer as of February 28, 2025.
(2)	Reflects the full fair value of stock issued during the applicable fiscal year for financial statement reporting purposes.
(3)	Salary as reported is based on interbank exchange rate of RMB 7.1671 to $1.00 on March 31, 2024 and RMB 7. 2567 to $1.00 on March 31, 2025.

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

Agreement with Ming Zhao

We entered into an employment agreement with Mr. Zhao dated as of August 1, 2011, under which Mr. Zhao is serving as our Chief Financial Officer for a term of two years commencing August 1, 2011, for annual compensation of $100,000, payable in monthly installments, as well as a one-time grant of 3,333 shares of our ordinary shares under our 2010 Equity Incentive Plan. The term of his employment was extended verbally for another two (2) years with an amended annual compensation of $88,000 starting from October 2012. The term of this employment was extended verbally for another one (1) year automatically (unless providing prior notice otherwise) with an annual compensation of $88,000 starting from October 2015. During his employment, Mr. Zhao is subject to certain restrictive covenants, including (i) prohibition against engaging in any work that competes with us and our business and soliciting our customers, potential customers and employees, and (ii) requirement to maintain our confidential information.

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

Outstanding Equity Awards at Fiscal Year Ended March 31, 2025

Option Awards						Stock Awards
Name	Number of securities underlying unexercised options exercisable	Equity incentive plan awards: number of securities underlying unexercised options unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
Liu Lei (1)	-	-	-	-	-	-	-	-	-
Ming Zhao	-	-	-	-	-	-	-	-	$-

(1)	As disclosed above under Item 4. Information on the Company -History and Development of the Company, Mr. Liu resigned from our Board and any other officer positions with us (including Mr. Liu’s role as our Chief Executive Officer), effective as of February 28, 2025.

Director Compensation

The following table provides compensation information for our directors during the fiscal year ended March 31, 2025:

Director Compensation Table
Name	Fiscal Year ended March 31,	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Lei Liu (2)	2025	82,500	-0-	-0-	-0-	-0-	-0-	82,500
Lingtao Kong (3)	2025	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Li Qi (2)	2025	62,333	-0-	-0-	-0-	-0-	-0-	62,333
Caroline Wang	2025	11,162	-0-	-0-	-0-	-0-	-0-	11,162
Genghua Gu	2025	6,000	-0-	-0-	-0-	-0-	-0-	6,000
Jiangliang He	2025	5,023	-0-	-0-	-0-	-0-	-0-	5,023
Pingfan Wu (4)	2025	1,460	-0-	-0-	-0-	-0-	-0-	1,460

(1)	Reflects dollar amount expensed by the Company during the applicable fiscal year for financial statement reporting purposes.
(2)	Compensation is reflected in the Summary Compensation Table on page 56 above. As disclosed above under Item 4. Information on the Company -History and Development of the Company, Mr. Liu resigned from our Board and any other officer positions with us (including Mr. Liu’s role as our Chief Executive Officer), effective as of February 28, 2025. Ms. Qi resigned from our Board effective as of February 28, 2025.
(3)	For more information, see above under Item 4. Information on the Company -History and Development of the Company, the election of Mr. Kong to our Board as Chairman was approved by our shareholders at our annual general meeting of shareholders held on February 25, 2025 and his appointment was effective as of February 28, 2025. Mr. Kong did not receive any compensation during the fiscal year ended March 31, 2025.
(4)	On May 31, 2024, Ms. Pingfan Wu had resigned from her position as a member of the Board due to personal reasons. The resignation of Ms. Wu did not result from any disagreement with the Company on any matter relating to the Company’s business operations, financial reporting or controls, policies or practices.

We do not currently have an established policy to provide compensation to members of our Board of Directors for their services in that capacity, although we have entered into certain agreements with some of our directors as described below. We may develop such a policy in the future.

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

Agreement with Pingfan Wu

On October 26, 2018, we entered into an agreement with Ms. Wu in the form of a director offer letter pursuant to which we agreed to compensate her $9,349 (RMB60,000) annually for her services. Additionally, she is entitled to be included as an insured under our directors and officers insurance policy. On May 31, 2024, Ms. Pingfan Wu had resigned from her position as a member of the Board due to personal reasons.

C. BOARD PRACTICES.

The Board of Directors and Committees

Under the Company’s Fourth Amended and Restated Memorandum of Association and Articles of Association, the number of directors of the Company shall not be less than two. There shall be no maximum number of directors unless otherwise determined from time to time by the shareholders in general meeting. The Company may from time to time in general meeting by ordinary resolution increase or reduce the number of directors but the number of directors shall never be less than two. Currently, the Board consists of four directors. The directors of the Company do not have a definite term of office, and each director will serve until the next annual meeting and until the director’s successor is elected and qualified.

We seek directors with established strong professional reputations and experience in areas relevant to the strategy and operation of our businesses. We also seek directors who possess the qualities of integrity and candor, who have strong analytical skills, and who are willing to engage with the management and each other in a constructive and collaborative fashion. We also seek directors who have the ability and commitment to devote significant time and energy to service on the board and its committees. We believe that all of our directors meet the foregoing qualifications. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Based on the information submitted by Ms. Caroline Wang, Mr. Jiangliang He and Dr. Genghua Gu, our Board of Directors has determined that each of them is independent under Rule 5605(a)(2) of The Nasdaq Listing Rules.

Our Board of Directors has three committees. During the fiscal year ended March 31, 2025, our Board of Directors and its committees held the following number of meetings and took the following number of actions by unanimous written consent:

	Meetings	Unanimous written consents
Board of Directors	2	3
Audit Committee	1	1
Compensation Committee	1	0
Nominating Committee	1	0

Audit Committee

Our Audit Committee operates under a written charter, a copy of which is available on our website at www.ridgetch.com under the tabs “Investor”-“Corporate Governance”-“Documents”, and is composed of our three (3) independent directors. Our Board of Directors has determined, based on information furnished by Ms. Caroline Wang and other available information, that she meets the requirements of an “audit committee financial expert” as that term is defined in the rules promulgated under the Exchange Act, and has accordingly designated her as such. Our Board of Directors has also appointed her chairperson of the committee.

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

Compensation Committee

Our Compensation Committee operates under a written charter, a copy of which is available on our website at www.ridgetch.com under the tabs “Investor”-“Corporate Governance”-“Documents”, and is made up of our three (3) independent directors. Jiangliang He is chairperson of the committee. Our Compensation Committee oversees and, as appropriate, makes recommendations to the Board of Directors regarding the annual salaries and other compensation of our executive officers and our employees, and other employee policies; it also provides assistance and recommendations with respect to our compensation policies and practices.

Nominating Committee

Our Nominating Committee operates under a written charter, a copy of which is available on our website at www.ridgetch.com under the tabs “Investor”-“Corporate Governance”-“Documents”, and is made up of our four (4) independent directors. Genghua Gu is chairperson of the committee. Our Nominating Committee assists in the selection of director nominees, approves director nominations to be presented for stockholder approval at our annual general meeting, fills any vacancies on our Board of Directors, considers any nominations of director candidates validly made by shareholders, and reviews and considers developments in corporate governance practices.

Code of Ethics

The Company’s Code of Ethics, which applies to all officers, directors and employees, was adopted by the Board on March 15, 2010. The Code of Ethics was filed as Exhibit 14.1 to the Current Report on Form 8-K our predecessor, China Jo-Jo Drugstores, Inc. a Nevada Corporation, filed with the SEC on March 16, 2010, a copy of which is available on our website at www.ridgetch.com under the tabs “Investor”-“Corporate Governance”-“Documents”.

D. EMPLOYEES.

As of March 31, 2025, we had 61 employees combined in our wholesale operations. The change in our number of employees from March 31, 2024 to March 31, 2025 is primary due to the divestiture of Jiuxin Investment and its owned and controlled entities and the acquisition of Ridgeline and Allright on February 28, 2028. For more information about these transactions, see above under Item 4. Information on the Company -History and Development of the Company.

The number of employees for each area of operations as of March 31, 2025, and such employees as a percentage of our total workforce, are as follows:

	As of March 31, 2025
	Employees	Percentage
Management	6	9.8%
Technicians	2	3.3%
Offline wholesale	34	55.7%
Online platform	19	31.2%
Total	61	100.00%

E. SHARE OWNERSHIP.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding our ordinary shares beneficially owned on July 28, 2025, for (i) each stockholder known to be the beneficial owner of five percent (5%) or more of our outstanding ordinary shares, (ii) each executive officer and director, and (iii) all executive officers and directors as a group. To the best of our knowledge, subject to community and marital property laws, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted.

Ordinary Shares Beneficially Owned
Executive officers and directors: (1)	Number of Shares beneficially owned (2)	Percentage of class beneficially owned (3)
Lingtao Kong, Chairman of the Board of Directors (4)	2,225,000	38.0%
Lei Liu, former Chief Executive Officer and Chairman of the Board of Directors (5)	-	-
Ming Zhao, Interim Chief Executive Officer and Chief Financial Officer (6)	581	*	%
Caroline Wang, Director (7)	-	-
Genghua Gu, Director (8)	42	*	%
Jiangliang, He, Director	-	-
Li Qi, former Director (5)	-	-
Pingfan Wu, former Director (9)	-	-

5% Shareholders:
N/A

*	Less than 0.1%.
(1)	Unless otherwise noted, the address for each of the Company’s current directors and officers is: 5th Floor, Building 6, No. 100, 18th Street, Baiyang Sub-district, Qiantang District, Hangzhou City, Zhejiang Province, People’s Republic of China, 310008.
(2)	Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of ordinary shares actually outstanding.
(3)	Unless otherwise noted, the number and percentage of outstanding shares of ordinary shares is based upon 5,855,009 shares outstanding as of July 28, 2025.
(4)	Representing 2,225,000 ordinary shares issued to Mr. Kong pursuant to that certain equity exchange agreement , dated January 31, 2025, by and among the Company, Ridgeline International Limited, and Lingtao Kong.
(5)	As previously disclosed on the Report of Foreign Private Issuer on Form 6-K furnished by the Company to the SEC on October 21, 2024, in October 2024, Mr. Liu agreed to surrender for no consideration in total 52,500 fully-paid ordinary shares, par value $0.24 per share, of the Company. As previously disclosed on the Report of Foreign Private Issuer on Form 6-K furnished by the Company to the SEC on November 11, 2024, in November 2024, Mr. Liu agreed to surrender for no consideration in total 420,715 fully-paid ordinary shares, par value $0.24 per share, of the Company. All ordinary shares surrendered were granted under the Company’s 2010 Equity Incentive Plan. In addition, pursuant to that certain Equity Exchange Agreement, dated January 31, 2025, by and among the Company, Renovation, Mr. Lei Liu, Ms. Li Qi, and Oakview, Renovation transferred all equity in Jiuxin Investment to Oakview, in exchange for irrevocable surrender for no consideration by Mr. Liu, Ms. Qi, Oakview and their affiliates in total 2,548,353 our ordinary shares back to us. The 2,548,353 ordinary shares, together with all previously surrendered shares discussed above, represent all the equity securities of the Company beneficially owned by Mr. Liu, Ms. Qi and their affiliates (including Super Marvel Limited). The transactions were closed on February 28, 2025. Effective as of the closing, Mr. Liu, Ms. Qi and their affiliates no longer beneficially own any of our ordinary shares, and Mr. Lei Liu and Ms. Li Qi resigned from our board of directors and any other officer positions with us (including Mr. Liu’s role as our Chief Executive Officer).
(6)	Representing the ordinary shares granted by the Company to Mr. Zhao under the Company’s 2010 Equity Incentive Plan, deducting the 50,000 ordinary shares surrendered for no consideration in October 2024, as previously disclosed on the Report of Foreign Private Issuer on Form 6-K furnished by the Company with the SEC on October 21, 2024.
(7)	Ms. Wang’s address is: 3601B The Center, Changle Road, Xuhui District, and Shanghai, China.
(8)	Representing the ordinary shares granted by the Company to Mr. Gu under the Company’s 2010 Equity Incentive Plan. Dr. Gu’s address is: No.1, Xueshi Road, Hangzhou, China.
(9)	On May 31, 2024, Ms. Pingfan Wu had resigned from her position as a member of the Board due to personal reasons. The resignation of Ms. Wu did not result from any disagreement with the Company on any matter relating to the Company’s business operations, financial reporting or controls, policies or practices.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. MAJOR SHAREHOLDERS

Please refer to Item 6.E “Directors, Senior Management and Employees - Share Ownership.”

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

B. RELATED PARTY TRANSACTIONS.

Equity Exchange Agreements

On January 31, 2025, we entered into (i) that certain Equity Exchange Agreement with Mr. Lingtao Kong and Ridgeline, pursuant to which the Company acquired from Mr. Kong all of the issued and outstanding ordinary shares of Ridgeline, by issuing 2,225,000 our ordinary shares to Mr. Kong, and (ii) that certain Equity Exchange Agreement with Renovation, Mr. Lei Liu, Ms. Li Qi, and Oakview, pursuant to which Renovation transferred all equity in Jiuxin Investment to Oakview, in exchange for irrevocable surrender for no consideration by Mr. Liu, Ms. Qi, Oakview and their affiliates in total 2,548,353 our ordinary shares back to us. The transactions were closed on February 28, 2025. Following the closing of these transactions, we changed our name from “China Jo-Jo Drugstores, Inc.” to “Ridgetech, Inc.”, effective as of February 28, 2025. We also changed our trading symbol on The Nasdaq Stock Market LLC from “CJJD” to “RDGT”, effective as of March 4, 2025. Effective as of the closing, Mr. Liu and Ms. Qi resigned from our board of directors and any other officer positions with us (including Mr. Liu’s role as our Chief Executive Officer), and Mr. Ming Zhao, our Chief Financial Officer, was appointed as our interim Chief Executive Officer to hold such office until a permanent Chief Executive Officer is duly appointed.

Share Surrender

In October 2024, Mr. Lei Liu, our former Chairman of the Board and Chief Executive Officer, agreed to surrender for no consideration in total 52,500 fully-paid ordinary shares, par value $0.24 per share, of the Company, and Mr. Ming Zhao, our Chief Financial Officer, agreed to surrender for no consideration in total 2,500 ordinary shares, par value $0.24 per share, of the Company, such ordinary shares in each case to be immediately cancelled by the Company. In November 2024, Mr. Liu agreed to surrender for no consideration in total additional 420,715 fully-paid ordinary shares, par value $0.24 per share, of the Company, to be immediately cancelled by the Company. The Company shall make available for reissuance to participants under the Company’s 2010 Equity Incentive Plan an equivalent number of ordinary shares as surrendered and cancelled in connection with the share surrender. No grants, cash payments or other consideration has been or will be made to replace such ordinary shares or otherwise in connection with the share surrender.

Other Related Party Transactions

In connection with the divestiture of Jiuxin Investment and its owned and controlled entities during the fiscal year ended March 31, 2025, we have revised the presentation of our historical consolidated financial statements to exclude the operations of the divested entities for all periods presented. This re-presentation is intended to provide a consistent basis of comparison that reflects our continuing operations. As a result, certain financial information for prior periods included in this annual report including the amounts disclosed for the fiscal year ended March 31, 2024, differs from the corresponding financial information presented in our annual report on Form 20-F for the fiscal year ended March 31, 2024.

Due from related parties:	March 31, 2025	March 31, 2024
Hangzhou Kahamadi Biotechnology Co., Ltd	-	12,535
Others (the directors of subsidiaries)(1)	-	7,202
Total	-	$19,737

Due to related parties:	March 31, 2025	March 31, 2024
Due to a director of subsidiaries (2):	2,130	2,140
Total	$2,130	$2,140

(1)	Advances to directors of our subsidiaries.
(2)	Borrowed from a director of subsidiaries.

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

Our ability to receive dividends from our subsidiaries may limit our ability to pay dividends on our ordinary shares. See “Item 10. Additional Information - D. Exchange Controls - Dividend Distribution”.

B. SIGNIFICANT CHANGES.

N/A

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS.

Not Applicable.

B. PLAN OF DISTRIBUTION.

Not Applicable.

C. MARKETS.

Our ordinary shares trade on the Nasdaq Capital Market under the symbol “RDGT”.

Based on the records of our transfer agent, we had 5,855,009 shares of ordinary shares issued and outstanding as of July 28, 2025.

D. SELLING SHAREHOLDERS.

Not applicable.

E. DILUTION.

Not applicable.

F. EXPENSES OF THE ISSUE.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands and our affairs are governed by our currently effective Fourth Amend and Restated Memorandum and Articles of the Association, the Companies Law (as amended) of the Caymans Islands, which is referred to as the Companies Law below, and common law of the Cayman Islands. Our authorized share capital is US$36,010,000 divided into (i) 36,000,000,000 Ordinary Shares of a par value of US$0.001 each and (ii) 10,000,000 preferred shares of a par value of US$0.001 each.

We have included summaries of material provisions of our amended and restated memorandum and articles of association insofar as they relate to the material terms of our share capital. The summaries do not purport to be complete and are qualified in their entirety by reference to our Fourth Amend and Restated Memorandum and Articles of the Association, which is filed as Exhibit 1.1 to this annual report.

Ordinary Shares

All of our outstanding ordinary shares are fully paid and non-assessable.

Issuance of Shares and Changes to Capital

Our board of directors with the power for the Company, insofar as is permitted by law, is able to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Company Law and the Fourth Amended and Restated Articles of Association of the Company, which is referred to as the Articles below, and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power otherwise regulated in our Fourth Amend and Restated Memorandum and Articles of the Association.

Subject to the Companies Law, the Articles and, where applicable, the rules of the Nasdaq Stock Market (“Nasdaq”) and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, the unissued shares of the Company (whether forming part of the original or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may in its absolute discretion determine but so that no shares shall be issued at a discount, except in accordance with the provisions of Companies Law. In particular and without prejudice to the generality of the foregoing, the Board is hereby empowered to authorize by resolution or resolutions from time to time the issuance of one or more classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of preferred shares then outstanding) to the extent permitted by Companies Law. Without limiting the generality of the foregoing, the resolution or resolutions providing for the establishment of any class or series of preferred shares may, to the extent permitted by law, provide that such class or series shall be superior to, rank equally with or be junior to the preferred shares of any other class or series. Neither the Company nor the Board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make, or make available, any such allotment, offer, option or shares to shareholders or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Board, be unlawful or impracticable. Shareholders affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate class of shareholders for any purpose whatsoever. The Board may issue options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or securities in the capital of the Company on such terms as it may from time to time determine.

The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Companies Law. Subject to the Companies Law, the commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one and partly in the other.

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

Subject to the Companies Law and the Articles, the Board may at any time after the allotment of shares but before any person has been entered in the Company’s register as the holder, recognize a renunciation thereof by the allottee in favor of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Board considers fit to impose.

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

Whenever the Board or the Company in general meeting has resolved that a dividend be paid or declared, the Board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind and in particular of paid up shares, debentures or warrants to subscribe securities of the Company or any other company, or in any one or more of such ways, and where any difficulty arises in regard to the distribution the Board may settle the same as it thinks expedient, and in particular may issue certificates in respect of fractions of shares, disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Board and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, and such appointment shall be effective and binding on the shareholders. The Board may resolve that no such assets shall be made available to shareholders with registered addresses in any particular territory or territories where, in the absence of a registration statement or other special formalities, such distribution of assets would or might, in the opinion of the Board, be unlawful or impracticable and in such event the only entitlement of the Members aforesaid shall be to receive cash payments as aforesaid. Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of Members for any purpose whatsoever.

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

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call annual general meetings; however, our Fourth Amended And Restated Memorandum and Articles of Association provide that in each year we will hold an annual general meeting of shareholders at a time determined by our board of directors. Also, we may, but are not required to (unless required by the Companies Law), in each year hold any other extraordinary general meeting.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. The Fourth Amended and Restated Memorandum And Articles of Association provide that upon the requisition of shareholders representing not less than 30% of the paid-up share capital of the Company, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, shareholders shall have no right to propose certain resolutions, including the declaration and sanctioning of dividends, the consideration and adoption of the accounts and balance sheet and the reports of the directors and auditors and other documents required to be annexed to the balance sheet, the election of directors; and adoption of the Company’s equity incentive plan and its amendments.

Our Fourth Amended And Restated Memorandum and Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings. Subject to regulatory requirements, our annual general meeting must be called by not less than ten (10) clear days’ notice, and any extraordinary general meetings must be called by not less than fourteen (14) clear days’ notice, in each case, prior to the relevant shareholders meeting and convened by a notice discussed below. Alternatively, upon the prior consent of all holders entitled to attend and vote (with regards to an annual general meeting), and the holders of a majority in number of the Members having the right to attend and vote at the meeting (with regard to an extraordinary general meeting), that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.

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

A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third in nominal value of our issued voting shares entitled to vote upon the business to be transacted.

A resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by the chairman of the meeting, certain shareholders as provided in the Articles or as required by the rules of Nasdaq. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote present in person or by proxy and voting at the meeting. A special resolution requires the affirmative vote of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting (except for certain matters described below which require an affirmative vote of two-thirds). Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our Fourth Amended And Restated Memorandum and Articles of Association.

Our Fourth Amended And Restated Memorandum and Articles of Association provide that the affirmative vote of no less than two-thirds of votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting shall be required to approve a) to reduce its share capital or any capital redemption reserve or other undistributable reserve; b) the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be a person or persons or (in the case of a shareholder being a corporation) its duly authorized representative together holding or representing by proxy not less than one-third in nominal value of the issued voting shares of that class; c) every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him; and d) any holder of shares of the class present in person or by proxy or authorized representative may demand a poll.

Transfers of Shares

Subject to these Articles and the requirements of Nasdaq, any shareholder may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by Nasdaq or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or a central depository house or its nominee(s), by hand or by machine imprinted signature or by electronic signature or by such other manner of execution as the Board may approve from time to time. The Board may, in its absolute discretion, and without giving any reason therefor, refuse to register a transfer of any share made in accordance with the Articles but only where such share is not a fully paid up share (and being transferred to a person of whom it does not approve), or any share issued under any share incentive scheme for employees or pursuant to any other agreement, contract or other such arrangement, upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any share to more than four joint holders.

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

Unless the Board otherwise agrees (which agreement may be on such terms and subject to such conditions as the Board in its absolute discretion may from time to time determine, and which agreement the Board shall, without giving any reason therefore, be entitled in its absolute discretion to give or withhold), no shares upon the Register shall be transferred to any branch register nor shall shares on any branch register be transferred to the Register or any other branch register and all transfers and other documents of title shall be lodged for registration, and registered, in the case of any shares on a branch register, at the relevant registration office, and, in the case of any shares on the register, at the registered office of the Company or such other place at which the register is kept in accordance with the Companies Law.

Liquidation

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if the Company shall be wound up and the assets available for distribution amongst the shareholders of the Company shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst such members in proportion to the amount paid up on the shares held by them respectively and (ii) if the Company shall be wound up and the assets available for distribution amongst the shareholders as such shall be insufficient to repay the whole of the paid-up capital such assets shall be distributed so that, a nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively.

If the Company shall be wound up (whether the liquidation is voluntary or by the court) the liquidator may, with the authority of a special resolution and any other sanction required by the Companies Law, divide among the shareholders in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of properties of one kind or shall consist of properties to be divided as aforesaid of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of the Members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

Anti-Takeover Provisions

Some provisions of our Fourth Amended And Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Inspection of Books and Records

Holders of ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. No shareholder (other than a director) shall have any right of inspecting any accounting record or book or document of the Company except as conferred by law or authorized by the Board or the Company in general meeting. Notwithstanding the above, our Fourth Amended And Restated Memorandum and Articles of Association provide our shareholders with the right to receive annual audited financial statements. Such right to receive annual audited financial statements may be satisfied by filing such annual reports as we are required to file with the SEC.

Register of Shareholders

Under Cayman Islands law, we must keep a register of shareholders that includes: the name and address of each shareholder, the number and class of shares held by him and the amount paid or agreed to be considered as paid on such shares; the date on which each person was entered in the register; and the date on which any person ceased to be a shareholder.

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

C. MATERIAL CONTRACTS.

All material contracts concluded by the Company during the two years preceding the date of this annual report were entered into in the ordinary course of business, except for those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F. Copies or forms of such agreements are listed under the Exhibit Index of this annual report and incorporated by reference from the filings as indicated thereunder.

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

Dividend Distribution

Under current applicable laws and regulations, each of our consolidated PRC entities, including WFOEs and domestic companies, may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our consolidated PRC entities is required to deposit at least ten percent (10%) of its after-tax profit based on PRC accounting standards each year into its statutory surplus reserve fund until the accumulative amount of such reserve reaches fifty percent (50%) of its registered capital. These reserves are not distributable as cash dividends. As of March 31, 2025 the accumulated balance of our statutory reserve funds reserves amounted to nil, and the accumulated losses of our consolidated PRC entities amounted to $25.95 million.

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

In 2018, the State Council abolished the 2000 regulations to align with broader economic reforms. Pilot policies in Free Trade Zones (e.g., Shanghai, Hainan) introduced breakthroughs like wholly foreign-owned hospitals and delegated approval powers to provincial authorities. The pivotal shift came with the 2020 Foreign Investment Law (FIL), which established a “pre-establishment national treatment + negative list” system. Healthcare’s exclusion from the 2020 and 2021 Negative Lists implicitly permitted 100% foreign ownership nationwide, while the 2022 revision of medical institution regulations eliminated distinctions between domestic and foreign-invested entities, unifying operational standards.

In 2023, full liberalization was formalized through the updated Negative List, which removed all healthcare equity restrictions. Foreign investors may now establish wholly-owned hospitals, clinics, and specialty centers across China, though projects involving human genetic resources or internet diagnostics require special approvals.

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

If the PRC tax authorities determine that we are a resident enterprise for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of twenty five percent (25%) on our respective worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, although the EIT Law provides that “dividends, bonuses and other equity investment proceeds between qualified resident enterprises” is exempted income, and the implementing rules of the EIT Law refer to “dividends, bonuses and other equity investment proceeds between qualified resident enterprises” as the investment proceeds obtained by a resident enterprise from its direct investment in another resident enterprise, it is still unclear whether any dividends we may receive from our current subsidiaries would be classified as “dividends between qualified resident enterprises” and therefore qualify for tax exemption.

If we are treated as a non-resident enterprise under the EIT Law, any dividends that we receive from Allright, or historically received from Jiuxin Investment (assuming such dividends are deemed to be sourced from within the PRC) (i) may be subject to a five percent (5%) PRC withholding tax, provided that we own more than twenty five percent (25%) of the registered capital of Allright or Jiuxin Investment incessantly within twelve (12) months immediately prior to obtaining such dividends from Allright or Jiuxin Investment, as applicable, and if the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Arrangement”) is applicable, or (ii) if the Arrangement does not apply (i.e. the PRC tax authorities may deem us to be a conduit not entitled to treaty benefits), may be subject to a ten percent (10%) PRC withholding tax. Similarly, if we are treated as a non-resident enterprise, and Renovation is treated as a resident enterprise, then any dividends that we receive from Renovation (assuming such dividends were considered sourced within the PRC) may be subject to a ten percent (10%) PRC withholding tax. Any such taxes on dividends could materially reduce the amount of dividends, if any, that we could pay to our shareholders.

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

Not applicable.

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

The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, and our SEC reports can be viewed or downloaded there. The address of this web site is http://www.sec.gov. In addition, information that we furnish or file with the SEC, including annual reports on Form 20-F, current reports on Form 6-K, proxy and information statements and any amendments to, or exhibits included in, those reports are available to be viewed or download, free of charge, on our website at www.ridgetch.com as soon as reasonably practicable after such materials are filed or furnished with the SEC. Information contained, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein, and we have included our website address in this annual report solely for informational purposes.

I. SUBSIDIARY INFORMATION

Not applicable.

J. ANNUAL REPORT TO SECURITY HOLDERS

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

As a smaller reporting company, we are not required to provide this information.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A. DEBT SECURITIES.

Not applicable.

B. WARRANTS AND RIGHTS.

Not applicable.

C. OTHER SECURITIES.

Not applicable.

D. AMERICAN DEPOSITARY SHARES.

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Interim Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of March 31, 2025, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Interim Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures.

Based on the evaluation, our Interim Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2025, our disclosure controls and procedures were ineffective. They reached this conclusion due to the presence of material weaknesses in internal controls over financial reporting as described below. Management anticipates that our disclosure controls and procedures will remain ineffective until such material weaknesses are remediated.

Management’s Report on Internal Control over Financial Reporting

We assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2025. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO) in the Internal Control-Integrated Framework. We are responsible for establishing and maintaining adequate internal control over financial reporting. Based on our evaluation, management concluded that our internal control over financial reporting was ineffective as of March 31, 2025 due to the following material weaknesses:

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

Management’s assessment of the control deficiency over accounting and finance personnel as of March 31, 2025 considered the same factors, including:

●	the number of adjustments proposed by our independent auditors during our semiannual review and annual audit processes;

●	how adequately we complied with U.S. GAAP on transactions; and

●	how accurately we prepared supporting information to provide to our independent auditors on a semiannually and annual basis.

Based on the above factors, management concluded that the lack of timely reconciliation of booking and recording from China GAAP to US GAAP, lack of accounting staff with sufficient US GAAP experience, and lack of timely reconciliation of revenue and accounts receivable collectability are material weaknesses as of March 31, 2025.

Remediation of Material Weakness for the year ended March 31, 2025

Subsequent to the identification of the material weakness, we have enhanced existing controls and design and implemented new controls. We have devoted significant time and attention to remediate the above material weaknesses. For example, we redesigned our system to retrieve data faster, so we are able to identify and reconcile the GAAP difference more efficiently. We continued to use SAP to strengthen the data processing and transferring. In addition, we trained our accounting staff with US GAAP knowledge, so they can meet the requirement from our auditors more efficiently. Additionally, we plan to more closely monitor the collection of our accounts receivables. We will check more often about the collectability of their receivables. If we determine that the accounts are uncollectible, we will quickly seek the potential recovery and recognize any potential loss soon. These improvements to our internal control infrastructure were implemented, and were in place in connection with the preparation of our financial statements for the year ended March 31, 2025. However, the material weaknesses have not yet been fully remediated, and we will continue to monitor and test the effectiveness of the newly implemented controls. We believe that the remediation initiative outlined above will be sufficient to remediate as the changes become operational for future years the material weakness in internal control over financial reporting as discussed.

Changes in Internal Control over Financial Reporting

Other than for the on-going remediation efforts described above, there have been no changes in our internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act that occurred during the year ended March 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined, based on information furnished by Ms. Caroline Wang and other available information, that she meets the requirements of an “audit committee financial expert” as that term is defined in the rules promulgated under the Exchange Act, and has accordingly designated her as such. Ms. Caroline Wang also satisfies the “independence” requirements of the Nasdaq listing rules and meets the independence standards under Rule 10A-3 under the Exchange Act. Our Board of Directors has also appointed her chairperson of the committee.

ITEM 16B. CODE OF ETHICS.

The Company’s Code of Ethics, which applies to all officers, directors and employees, was adopted by the Board on March 15, 2010. The Code of Ethics was filed as Exhibit 14.1 to the Current Report on Form 8-K our predecessor, China Jo-Jo Drugstores, Inc. a Nevada Corporation, filed with the SEC on March 16, 2010, a copy of which is available on our website at http://www.ridgetch.com under the tabs “Investor”-“Corporate Governance”-“Documents”.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Our current principal independent auditor is YCM CPA Inc. (“YCM”) whom we engaged on May 31, 2022. The following table shows the fees for audit and other services provided by YCM in relation to our 2025 and 2024 fiscal years:

	For the Fiscal Years ended March 31,
	2025	2024
Audit Fees (1)	$335,000	$190,000
Audit-Related Fees (2)	-	-
Tax Fees (3)	-	-
All Other Fees (4)	-	-
Total	$335,000	$190,000

(1)	Audit Fees: This category includes the audit of our annual financial statements, review of financial statements included in our interim semi-annual report on Form 6-K, and services that are normally provided by independent auditors in connection with statutory and regulatory filings or the engagement for fiscal years. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements.
(2)	Audit-Related Fees: This category consists of assurance and related services by our independent auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.”
(3)	Tax Fees: This category consists of professional services rendered by our independent auditors for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.
(4)	All Other Fees: This category consists of fees for other miscellaneous items.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

No purchases of ordinary shares were made by or on behalf of the company or any “affiliated purchaser” during the fiscal year ended March 31, 2025. However, please refer to “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Equity Exchange Agreements” and “– Share Surrender” for a discussion of certain transactions in which former directors and officers of the company surrendered their shares for no consideration.

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

NASDAQ Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ Capital Market prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s ordinary shares or voting power for less than the greater of market or book value; (ii) relating to certain acquisitions of shares or assets of another company; (iii) resulting in a change of control of the company; and (iv) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, NASDAQ Listing Rule 5615(a)(3) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. The Board of Directors of the Company has elected to follow the Company’s home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction.

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES.

We have considered and adopted insider trading policies under the Company’s Code of Ethics governing the purchase, sale, and/or other dispositions of our securities by our directors, officers and employees, that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us. A copy of the Code of Ethics was filed as Exhibit 11.1 to this annual report on Form 20-F.

ITEM 16K. CYBERSECURITY.

Risk Management and Strategy

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. This system encompasses various levels, including network, host and application security and incorporates systematic security capabilities for threat defense, monitoring, analysis, response, deception and countermeasures. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements and an intensive program of monitoring on our corporate network, continuous testing of aspects of our security posture internally and with outside vendors. Our IT department regularly monitors the performance of our mobile applications, platforms and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

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

RIDGETECH, INC.

By:	/s/ Ming Zhao
Ming Zhao
Interim Chief Executive Officer and Chief Financial Officer

July 28, 2025

INDEX

The following documents are filed as part of this annual report on Form 20-F.

Exhibit Number	Description
1.1	The Fourth Amended and Restated Memorandum and Articles of Association (38)
2.1	Share Exchange Agreement among Kerrisdale Mining Corporation, certain of its stockholders, Renovation Investment (Hong Kong) Co., Ltd. and its shareholders dated September 17, 2009 (2)
2.2	Description of Securities*
2.3	Specimen of Ordinary shares Certificate (1)
2.4	Agreement and Plan of Merger by and between China Jo-Jo Drugstores, Inc. and China Jo-Jo Drugstores Holdings, Inc., dated May 14, 2021 (37)
2.5	Form of Warrant issued on September 28, 2023 (46)
2.6	Form of Warrant issued on January 24, 2023 (47)
2.7	Form of Warrant issued on October 11, 2022 (48)
2.8	Form of Shareholder Rights Agreement, dated October 6, 2022, by and among China Jo-Jo Drugstores, Inc. and individuals and entities listed on Schedule A thereto (49)
2.9	Form of Warrant issued on August 3, 2022 (50)
2.10	Form of Shareholder Rights Agreement, dated July 29, 2022, by and among China Jo-Jo Drugstores, Inc. and individuals and entities listed on Schedule A thereto (51)
4.1	Consulting Services Agreement between Zhejiang Jiuxin Investment Management Co., Ltd. (“Jiuxin Investment”) and Hangzhou Jiuzhou Grand Pharmacy Chain Co., Ltd. (“Jiuzhou Pharmacy”) dated August 1, 2009 (3)
4.2	Operating Agreement among Jiuxin Investment, Jiuzhou Pharmacy and its owners dated August 1, 2009 (4)
4.3	Equity Pledge Agreement among Jiuxin Investment, Jiuzhou Pharmacy and its owners dated August 1, 2009 (5)
4.4	Option Agreement among Jiuxin Investment, Jiuzhou Pharmacy and its owners dated August 1, 2009 (6)
4.5	Voting Rights Proxy Agreement among Jiuxin Investment, Jiuzhou Pharmacy and its owners dated August 1, 2009 (7)
4.6	Consulting Services Agreement between Jiuxin Investment and Hangzhou Jiuzhou Clinic of Integrated Traditional and Western Medicine (General Partnership) (“Jiuzhou Clinic”) dated August 1, 2009 (8)
4.7	Operating Agreement among Jiuxin Investment, Jiuzhou Clinic and its owners dated August 1, 2009 (9)
4.8	Equity Pledge Agreement among Jiuxin Investment, Jiuzhou Clinic and its owners dated August 1, 2009 (10)
4.9	Option Agreement among Jiuxin Investment, Jiuzhou Clinic and its owners dated August 1, 2009 (11)
4.10	Voting Rights Proxy Agreement among Jiuxin Investment, Jiuzhou Clinic and its owners dated August 1, 2009 (12)
4.11	Consulting Services Agreement between Jiuxin Investment and Hangzhou Jiuzhou Medical & Public Health Service Co., Ltd. (“Jiuzhou Service”) dated August 1, 2009 (13)
4.12	Operating Agreement among Jiuxin Investment, Jiuzhou Service and its owners dated August 1, 2009 (14)
4.13	Equity Pledge Agreement among Jiuxin Investment, Jiuzhou Service and its owners dated August 1, 2009 (15)
4.14	Option Agreement among Jiuxin Investment, Jiuzhou Service and its owners dated August 1, 2009 (16)
4.15	Voting Rights Proxy Agreement among Jiuxin Investment, Jiuzhou Service and its owners dated August 1, 2009 (17)
4.16	Amendment to Consulting Services Agreement between Jiuxin Investment and Jiuzhou Pharmacy dated October 27, 2009 (18)
4.17	Amendment to Operating Agreement between Jiuxin Investment and Jiuzhou Pharmacy dated October 27, 2009 (19)
4.18	Amendment to Option Agreement between Jiuxin Investment and Jiuzhou Pharmacy dated October 27, 2009 (20)
4.19	Amendment to Voting Rights Proxy Agreement between Jiuxin Investment and Jiuzhou Pharmacy dated October 27, 2009 (21)
4.20	Amendment to Consulting Services Agreement between Jiuxin Investment and Jiuzhou Clinic dated October 27, 2009 (22)
4.21	Amendment to Operating Agreement between Jiuxin Investment and Jiuzhou Clinic dated October 27, 2009 (23)
4.22	Amendment to Option Agreement between Jiuxin Investment and Jiuzhou Clinic dated October 27, 2009 (24)
4.23	Amendment to Voting Rights Proxy Agreement between Jiuxin Investment and Jiuzhou Clinic dated October 27, 2009 (25)
4.24	Amendment to Consulting Services Agreement between Jiuxin Investment and Jiuzhou Service dated October 27, 2009 (26)
4.25	Amendment to Operating Agreement between Jiuxin Investment and Jiuzhou Service dated October 27, 2009 (27)
4.26	Amendment to Option Agreement between Jiuxin Investment and Jiuzhou Service dated October 27, 2009 (28)
4.27	Amendment to Voting Rights Proxy Agreement between Jiuxin Investment and Jiuzhou Service dated October 27, 2009 (29)
4.28	Director Offer Letter with Caroline Wang dated as of March 29, 2017 (35)
4.29	Director Offer Letter with Genghua Gu dated December 9, 2013 (31)
4.30	Form of the Non-statutory Stock Option Agreement (33)

4.31	Form of the Restricted Stock Award Agreement for the issuance on November 27, 2015 (34)
4.32	Offer Letter to Mr. Jiangliang He dated September 4, 2018 (36)
4.33	Director Offer Letter with Ms. Pingfan Wu, dated October 26, 2018 (32)
4.34	Equity Exchange Agreement, dated as of January 31, 2025, by and among China Jo-Jo Drugstores, Inc., Ridgeline International Limited and Lingtao Kong (40)
4.35	Equity Exchange Agreement, dated as of January 31, 2025, by and among China Jo-Jo Drugstores, Inc., Renovation Investment (Hong Kong) Co., Ltd., Lei Liu, Li Qi, and Oakview International Limited (41)
4.36	Form of Purchase Agreement, dated June 11, 2024, by and among China Jo-Jo Drugstores, Inc. and purchasers listed on Schedule A thereto (42)
4.37	Form of Purchase Agreement, dated May 10, 2024, by and among China Jo-Jo Drugstores, Inc. and purchasers listed on Schedule A thereto (43)
4.38	Form of Purchase Agreement, dated April 29, 2024, by and among China Jo-Jo Drugstores, Inc. and purchasers listed on Schedule A thereto (44)
4.39	China Jo-Jo Drugstores, Inc. Third Amended and Restated 2010 Equity Incentive Plan (45)
4.40	Supply Agreement between Zhejiang Jiuxin Medicine Co., Ltd. and Hangzhou Jiuzhou Grand Pharmacy Chain Co., Ltd., dated February 28, 2025 (English translation)*.
4.41	Investor Rights Agreement by and among the Company, Jiuzhou Pharmacy, Mr. Lei Liu, Ms. Li Qi and CareRetail Holdings Limited dated January 3, 2017 (53)
8.1	List of Subsidiaries*
11.1	Code of Business Conduct and Ethics, including insider trading policies (30)
12.1	Section 302 Certification by the Corporation’s Chief Executive Officer and Chief Financial Officer*
13.1	Section 906 Certification by the Corporation’s Chief Executive Officer and Chief Financial Officer *
15.1	Consent of Company’s current Independent Publicly Registered Accounting Firm, YCM CPA, Inc.*
97.1	Compensation Recovery Policy (52)
101.INS	Inline XBRL Instance Document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)*

*	Filed herewith
(1)	Incorporated by reference to Exhibit 4.1 to the predecessor of the registrant’s Registration Statement on Form SB-2 filed on November 28, 2007
(2)	Incorporated by reference to Exhibit 2.1 to the predecessor of the registrant’s Current Report on Form 8-K filed on September 24, 2009
(3)	Incorporated by reference to Exhibit 99.5 to the predecessor of the registrant’s Current Report on Form 8-K filed on September 24, 2009
(4)	Incorporated by reference to Exhibit 99.6 to the predecessor of the registrant’s Current Report on Form 8-K filed on September 24, 2009
(5)	Incorporated by reference to Exhibit 99.7 to the predecessor of the registrant’s Current Report on Form 8-K filed on September 24, 2009
(6)	Incorporated by reference to Exhibit 99.8 to the predecessor of the registrant’s Current Report on Form 8-K filed on September 24, 2009
(7)	Incorporated by reference to Exhibit 99.9 to the predecessor of the registrant’s Current Report on Form 8-K filed on September 24, 2009
(8)	Incorporated by reference to Exhibit 99.10 to the predecessor of the registrant’s Current Report on Form 8-K filed on September 24, 2009
(9)	Incorporated by reference to Exhibit 99.11 to the predecessor of the registrant’s Current Report on Form 8-K filed on September 24, 2009
(10)	Incorporated by reference to Exhibit 99.12 to the predecessor of the registrant’s Current Report on Form 8-K filed on September 24, 2009
(11)	Incorporated by reference to Exhibit 99.13 to the predecessor of the registrant’s Current Report on Form 8-K filed on September 24, 2009
(12)	Incorporated by reference to Exhibit 99.14 to the predecessor of the registrant’s Current Report on Form 8-K filed on September 24, 2009
(13)	Incorporated by reference to Exhibit 99.15 to the predecessor of the registrant’s Current Report on Form 8-K filed on September 24, 2009
(14)	Incorporated by reference to Exhibit 99.16 to the predecessor of the registrant’s Current Report on Form 8-K filed on September 24, 2009
(15)	Incorporated by reference to Exhibit 99.17 to the predecessor of the registrant’s Current Report on Form 8-K filed on September 24, 2009

(16)	Incorporated by reference to Exhibit 99.18 to the predecessor of the registrant’s Current Report on Form 8-K filed on September 24, 2009
(17)	Incorporated by reference to Exhibit 99.19 to the predecessor of the registrant’s Current Report on Form 8-K filed on September 24, 2009
(18)	Incorporated by reference to Exhibit 99.1 to the predecessor of the registrant’s Current Report on Form 8-K filed on October 30, 2009
(19)	Incorporated by reference to Exhibit 99.2 to the predecessor of the registrant’s Current Report on Form 8-K filed on October 30, 2009
(20)	Incorporated by reference to Exhibit 99.3 to the predecessor of the registrant’s Current Report on Form 8-K filed on October 30, 2009
(21)	Incorporated by reference to Exhibit 99.4 to the predecessor of the registrant’s Current Report on Form 8-K filed on October 30, 2009
(22)	Incorporated by reference to Exhibit 99.5 the predecessor of the registrant’s Current Report on Form 8-K filed on October 30, 2009
(23)	Incorporated by reference to Exhibit 99.6 to the predecessor of the registrant’s Current Report on Form 8-K filed on October 30, 2009
(24)	Incorporated by reference to Exhibit 99.7 to the predecessor of the registrant’s Current Report on Form 8-K filed on October 30, 2009
(25)	Incorporated by reference to Exhibit 99.8 to the predecessor of the registrant’s Current Report on Form 8-K filed on October 30, 2009
(26)	Incorporated by reference to Exhibit 99.9 to the predecessor of the registrant’s Current Report on Form 8-K filed on October 30, 2009
(27)	Incorporated by reference to Exhibit 99.10 to the predecessor of the registrant’s Current Report on Form 8-K filed on October 30, 2009
(28)	Incorporated by reference to Exhibit 99.11 to the predecessor of the registrant’s Current Report on Form 8-K filed on October 30, 2009
(29)	Incorporated by reference to Exhibit 99.12 to the predecessor of the registrant’s Current Report on Form 8-K filed on October 30, 2009
(30)	Incorporated by reference to Exhibit 14.1 to the predecessor of the registrant’s Current Report on Form 8-K filed on March 16, 2010
(31)	Incorporated by reference to Exhibit 99.1 to the predecessor of the registrant’s Current Report on Form 8-K filed on December 12, 2013
(32)	Incorporated by reference to Exhibit 10.1 to the predecessor of the registrant’s Current Report on Form 8-K filed on October 26, 2018
(33)	Incorporated by reference to Exhibit 10.2 to the predecessor of the registrant’s Current Report on Form 8-K filed on November 24, 2014
(34)	Incorporated by reference to Exhibit 10.1 to the predecessor of the registrant’s Current Report on Form 8-K filed on December 2, 2015
(35)	Incorporated by reference to Exhibit 10.33 to the predecessor of the registrant’s Annual Report on Form 10-K filed on June 29, 2017
(36)	Incorporated by reference to Exhibit 10.1 to the predecessor of the registrant’s Current Report on Form 8-K filed on September 6, 2018
(37)	Incorporated by reference to Exhibit 2.1 to the predecessor of the registrant’s Current Report on Form 8-K filed on May 14, 2021
(38)	Incorporated by reference to Exhibit 3.1 to the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on June 4, 2025
(39)	[Reserved]
(40)	Incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on February 3, 2025
(41)	Incorporated by reference to Exhibit 10.2 to the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on February 3, 2025
(42)	Incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on June 11, 2024
(43)	Incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on May 10, 2024
(44)	Incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on April 29, 2024
(45)	Incorporated by reference to Annex A to the Notice for the Annual General Meeting of the Shareholders furnished as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K to the Commission on November 14, 2023
(46)	Incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on September 26, 2023
(47)	Incorporated by reference to Exhibit 10.2 to the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on January 20, 2023
(48)	Incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on October 11, 2022
(49)	Incorporated by reference to Exhibit 99.3 to the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on October 11, 2022
(50)	Incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on August 2, 2022
(51)	Incorporated by reference to Exhibit 99.3 to the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on August 2, 2022
(52)	Incorporated herein by reference to Exhibit 97.1 to the Annual Report on Form 20-F filed with the SEC on July 30, 2024
(53)	Incorporated by reference to Exhibit 10.1 to the predecessor of the registrant’s Current Report on Form 8-K filed on January 4, 2017.

Ridgetech, Inc. and Subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Ridgetech, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Ridgetech, Inc. and subsidiaries (collectively, the “Company”) as of March 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Business combination: Estimate of the fair values of identifiable intangible assets for purchase price allocation

Description of the Matter

As described in Note 5 to the consolidated financial statements, the Company entered into an equity exchange agreement with Ridgeline International Limited, a Hong Kong private company (“Target”), and Lingtao Kong (the “Seller”), the sole shareholder of Target, pursuant to which, among other things and subject to the terms and conditions contained therein, the Company will effect an acquisition of Target by acquiring from the Seller all of the issued and outstanding ordinary shares of Target. The Acquisition Transaction was consummated on February 28, 2025. Management of the Company estimated the allocation of the purchase price to the identifiable tangible and intangible assets acquired and liabilities assumed, with the remaining amount being classified as goodwill based on valuation report prepared by an independent specialist.

We deem the estimate of the fair values of identifiable intangible assets in the purchase price allocation a significant audit matter because of the significant assumptions made by management to estimate the fair values. These estimates include cash flow projections and discount rate which required a high degree of subjectivity, auditor judgment and an increased extent of effort, including the use of valuation specialists.

How We Addressed the Matter in Our Audit

To address the matter involved, we designed and performed audit procedures and evaluated audit evidence in connection with forming our overall opinion on the consolidated financial statements. Our audit procedures included the following:

(1)	We obtained an understanding and evaluated the design of the controls over the purchase price allocation in a business combination, including management’s controls over the identification of tangible and intangible assets acquired and liabilities assumed, and the valuation methodology for estimating the fair values of assets acquired and liabilities assumed.

(2)	For valuations prepared by the Company-engaged independent specialist, we evaluated the expertise, qualifications, and independence of the management’s specialist engaged to complete the evaluation report.

(3)	With the assistance of the specialists engaged by us, we evaluated (i) the appropriateness of the valuation methodologies, (ii) the reasonableness of the discount rate and the long-term growth rate used by management, and (iii) the mathematical accuracy of the underlying schedules used in the valuation report.

(4)	We evaluated the cash flow projections by comparing them to historical results and certain peer companies as well as considering relevant economic trend and industry factors to assess the reasonableness of these forecasts.

(5)	We tested the accuracy and completeness of the underlying data used in the valuation.

/s/ YCM CPA INC.

We have served as the Company’s auditor since 2022.

PCAOB ID 6781

Irvine, California

July 28, 2025

RIDGETECH, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,
	2025	2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$12,779,781	$2,297,256
Restricted cash	5,761,294	1,988,710
Trade accounts receivables	27,811,813	6,014,511
Inventories	9,758,071	9,076,734
Other receivables, net	2,419,671	218,765
Advances to suppliers	433,140	182,075
Due from related parties	-	19,737
Other current assets	745,477	-
Current assets of discontinued operations	-	49,884,574
Total current assets	59,709,247	69,682,362

NON-CURRENT ASSETS
Property and equipment, net	8,931	8,377
Intangible assets, net	3,302,961	1,276,737
Goodwill	1,463,733	-
Non-current assets of discontinued operations	-	24,089,614
Total non-current assets	4,775,625	25,374,728
Total assets	$64,484,872	$95,057,090

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$19,666,664	$30,576,909
Notes payable	10,386,612	6,594,442
Other payables	2,319,139	592,876
Due to related parties	2,130	2,140
Customer deposits	264,068	174,138
Taxes payable	1,521,546	543,081
Accrued liabilities	196,210	197,199
Current liabilities of discontinued operations	-	35,679,310
Total current liabilities	34,356,369	74,360,095

NON-CURRENT LIABILITIES
Deferred tax liabilities	492,121	-
Non-current liabilities of discontinued operations	-	6,403,858
Total non-current liabilities	492,121	6,403,858
Total liabilities	34,848,490	80,763,953

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Ordinary shares; $0.24 par value; 36,000,000,000 shares authorized; 5,855,009 and 1,743,362 shares issued and outstanding as of March 31, 2025 and 2024, respectively	1,405,202	418,407
Preferred shares; $0.001 par value; 10,000,000 shares authorized; nil issued and outstanding as of March 31, 2025 and 2024	-	-
Additional paid-in capital	91,743,163	86,413,978
Statutory reserves	-	1,309,109
Accumulated deficit	(63,312,779)	(73,507,246)
Accumulated other comprehensive income	(199,204)	1,005,762
Total shareholders’ equity attributed to Ridgetech	29,636,382	15,640,010
Noncontrolling interests	-	(1,346,873)
Total shareholders’ equity	29,636,382	14,293,137
Total liabilities and shareholders’ equity	$64,484,872	$95,057,090

The accompanying notes are an integral part of these consolidated financial statements.

RIDGETECH, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the years ended March 31,
	2025	2024	2023
REVENUES, NET	$119,971,638	$123,994,053	$120,199,193

COST OF GOODS SOLD	116,132,823	119,115,636	116,597,751

GROSS PROFIT	3,838,815	4,878,417	3,601,442

SELLING EXPENSES	1,534,200	934,223	1,266,025
GENERAL AND ADMINISTRATIVE EXPENSES	3,339,954	3,348,112	5,137,741
STOCK BASED COMPENSATION	-	-	10,360,000
TOTAL OPERATING EXPENSES	4,874,154	4,282,335	16,763,766

INCOME (LOSS) FROM OPERATIONS	(1,035,339)	596,082	(13,162,324)

OTHER INCOME (EXPENSES):
INTEREST INCOME	92,834	197,763	31,582
INVESTMENT LOSS	-	(1,607,537)	(2,402,376)
OTHER INCOME (EXPENSES)	(8,155)	(13,377)	92,358

LOSS BEFORE INCOME TAXES	(950,660)	(827,069)	(15,440,760)

PROVISION FOR INCOME TAXES	503,524	(41,363)	394,541
NET LOSS FROM CONTINUING OPERATIONS	(1,454,184)	(785,706)	(15,835,301)
NET LOSS FROM DISCONTINUED OPERATIONS, NET OF TAXES	(4,103,718)	(3,448,536)	(5,303,476)
GAIN OF DIVESTITURE JIUXIN INVESTMENT	15,757,753	-	-
NET GAIN(LOSS) FROM DISCONTINUED OPREATIONS, NET OF TAX	11,654,035	(3,448,536)	(5,303,476)

NET INCOME (LOSS)	10,199,851	(4,234,242)	(21,138,777)

LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST	5,384	(14)	(252)

NET INCOME (LOSS) ATTRIBUTABLE TO RIDGETECH, INC.	10,194,467	(4,234,228)	(21,138,525)
NET INCOME (LOSS) ATTRIBUTABLE TO RIDGETECH, INC. FROM CONTINUING OPERATIONS	(1,454,184)	(785,706)	(15,835,301)
NET INCOME (LOSS) ATTRIBUTABLE TO RIDGETECH, INC. FROM DISCONTINUED OPERATIONS	11,648,651	(3,448,522)	(5,303,224)

OTHER COMPREHENSIVE LOSS
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	(1,204,966)	(729,373)	(2,617,857)
COMPREHENSIVE INCOME (LOSS)	8,994,885	(4,963,615)	(23,756,634)

WEIGHTED AVERAGE NUMBER OF SHARES:
Basic	5,543,118	1,444,263	509,828
Diluted	5,543,118	1,444,263	509,828

INCOME (LOSS) PER SHARE:
Basic	$1.84	$(2.93)	$(41.46)
Diluted	$1.84	$(2.93)	$(41.46)

The accompanying notes are an integral part of these consolidated financial statements.

RIDGETECH, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

						Accumulated
	Ordinary Shares		Additional			other	Non-	Total
	Number of		paid-in	Statutory	Accumulated	comprehensive	controlling	Shareholders’
	shares	Amount	capital	reserves	deficit	income/(loss)	interest	Equity
BALANCE, March 31, 2022	173,966	41,752	66,516,033	1,309,109	(48,134,493)	4,352,992	(1,346,607)	22,738,786
Fractional shares issued for reverse stock split	402	97	(97)	-	-	-	-	-
Issuance of shares and warrants in private placements	297,500	71,400	7,253,600	-	-	-	-	7,325,000
Share-based compensation	150,000	36,000	10,324,000	-	-	-	-	10,360,000
Cashless exercise of warrants	562,993	135,118	(135,118)	-	-	-	-	-
Net loss	-	-	-	-	(21,138,525)	-	(252)	(21,138,777)
Foreign currency translation difference	-	-	-	-	-	(2,617,857)	-	(2,617,857)
BALANCE, March 31, 2023	1,184,861	284,367	83,958,418	1,309,109	(69,273,018)	1,735,135	(1,346,859)	16,667,152
Fractional shares issued for reverse stock split	60,501	14,520	(14,520)	-	-	-	-	-
Issuance of shares and warrants in private placements	498,000	119,520	2,470,080					2,589,600
Net loss	-	-	-	-	(4,234,228)	-	(14)	(4,234,242)
Foreign currency translation difference	-	-	-	-	-	(729,373)	-	(729,373)
BALANCE, March 31, 2024	1,743,362	418,407	86,413,978	1,309,109	(73,507,246)	1,005,762	(1,346,873)	14,293,137
Cancellation of shares	(55,000)	(13,200)	13,200	-	-	-	-	-
Divestiture of Jiuxin Investment	(2,548,353)	(611,605)	(4,287,665)	(1,309,109)	-	(2,440,344)	1,341,489	(7,307,234)
Acquisition of Ridgeline	2,225,000	534,000	3,048,250	-	-	-	-	3,582,250
Sale of shares and warrants	4,490,000	1,077,600	6,555,400	-	-	-	-	7,633,000
Net loss	-	-	-	-	10,194,467	-	5,384	10,199,851
Foreign currency translation difference	-	-	-	-	-	1,235,378	-	1,235,378
BALANCE, March 31, 2025	5,855,009	1,405,202	91,743,163	-	(63,312,779)	(199,204)	-	29,636,382

The accompanying notes are an integral part of these consolidated financial statements.

RIDGETECH, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended March 31,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$10,199,851	$(4,234,242)	$(21,138,777)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,137,240	790,449	718,002
Bad debt direct write-off and provision and reversal	85,642	(249,257)	7,579,886
Amortization of right-of-use assets	4,879,012	4,594,172	-
Loss from disposal of property and equipment	-	107,251	-
Gain of divestiture Jiuxin Investment	(15,757,753)	-	-
Deferred tax expenses(benefits)	(29,822)
Share-based compensation	-	-	10,360,000
Investment loss	-	1,607,537	2,402,376
Change in operating assets and liabilities:
Accounts receivable	10,040,414	(1,804,440)	(2,531,755)
Notes receivable	(29,271)	19,943	(20,861)
Inventories and biological assets	405,822	(1,699,621)	(522,550)
Other receivables	(11,758,658)	(672,830)	(958,671)
Advances to suppliers	(341,702)	(839,221)	201,984
Long term deposit	(1,361,613)	(132,568)	589,653
Other current assets	-	19,076	331,426
Other noncurrent assets	(359,114)	69,539	(30,483)
Amount due from related parties	-	(317,828)	-
Accounts payable	(21,128,762)	6,002,186	1,765,488
Other payables and accrued liabilities	28,752,570	868,975	(1,426,829)
Customer deposits	(162,940)	(144,761)	(1,035,456)
Taxes payable	1,314,644	(948,277)	433,054
Operating lease liabilities	(4,637,790)	(6,191,522)	-
Net cash provided by (used in) operating activities	1,247,770	(3,155,439)	(3,283,513)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of equipment and building	(155,360)	(330,677)	(118,272)
Investment in a joint venture	-	(1,116,212)	(4,379)
Purchases of intangible assets	-	(66,973)	(12,774)
Additions to leasehold improvements	(459,907)	(525,988)	(180,672)
Acquisition of Ridgeline, net of cash acquired	4,833,439	-	-
Divestiture Jiuxin Investment, net of cash disposed	(22,353,250)	-	-
Net cash used in investing activities	(18,135,078)	(2,039,850)	(316,097)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loan	-	1,116,212	-
Repayment of short-term bank loan	(277,266)	(837,159)	-
Repayment of third parties loan	-	-	(1,811,558)
Proceeds from notes payable	51,689,531	56,875,403	57,965,013
Repayment of notes payable	(56,365,693)	(52,997,171)	(60,273,598)
Proceeds from issuance of shares and warrants in private placements	7,633,000	2,589,600	7,325,000
Proceeds from other payable-related parties	325,784	1,257,406	43,785
Repayment of other payable-related parties	(1,499,764)	-	(882,486)
Net cash provided by financing activities	1,505,592	8,004,291	2,366,156

EFFECT OF EXCHANGE RATE ON CASH	1,048,620	(1,505,475)	(2,535,479)

DECREASE (INCREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(14,333,096)	1,303,527	(3,768,933)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year	32,874,171	31,570,644	35,339,577
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, end of year	$18,541,075	$32,874,171	$31,570,644

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$137,456	$149,023	$63,668
Cash paid for interest	6,289	13,604	64,943

NON-CASH ACTIVITIES：
Cashless exercise of warrants	$-	$-	$135,118
Issuance of shares for acquisition of subsidiaries	3,582,250	-	-
Cancellation of shares for disposal of subsidiaries	4,102,848	-	-

(a)	The cash flows related to discontinued operations have not been segregated. Accordingly, the Consolidated Statements of Cash Flows include the results of continuing and discontinued operations. Refer to Note 4 - Discontinued Operations for further information.

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 – DESCRIPTION OF BUSINESS AND ORGANIZATION

Ridgetech, Inc. (“RDGT” or the “Company”), formerly known as China Jo-Jo Drugstores, Inc. prior to February 2025, was incorporated in Nevada on December 19, 2006, originally under the name “Kerrisdale Mining Corporation”. On September 24, 2009, the Company changed its name to “China Jo-Jo Drugstores, Inc.” in connection with a share exchange transaction as described below.

On September 17, 2009, the Company completed a share exchange transaction with Renovation Investment (Hong Kong) Co., Ltd. (“Renovation”), whereby 7,900,000 shares of common stock were issued to the stockholders of Renovation in exchange for 100% of the capital stock of Renovation. The completion of the share exchange transaction resulted in a change of control. The share exchange transaction was accounted for as a reverse acquisition and recapitalization and, as a result, the consolidated financial statements of the Company (the legal acquirer) are, in substance, those of Renovation (the accounting acquirer), with the assets and liabilities, and revenues and expenses, of the Company being included effective from the date of the share exchange transaction. Renovation has no substantive operations of its own except for its holdings of Zhejiang Jiuxin Investment Management Co., Ltd. (“Jiuxin Investment”), Zhejiang Shouantang Medical Technology Co., Ltd. (“Shouantang Technology”) and Hangzhou Jiutong Medical Technology Co., Ltd (“Jiutong Medical”), Hangzhou Jiuyi Medical Technology Co. Ltd. (“Jiuyi Technology”), its wholly-owned subsidiaries.

Prior to the Restructuring Transactions (as defined below) in the first quarter of 2025, the Company was an online and offline retailer and wholesale distributor of pharmaceutical and other healthcare products in the People’s Republic of China (“China” or the “PRC”). The Company’s offline retail business was comprised primarily of pharmacies, which were operated by Hangzhou Jiuzhou Grand Pharmacy Chain Co., Ltd. (“Jiuzhou Pharmacy”), a company that the Company controlled through contractual arrangements.

The Company’s offline retail business also included four medical clinics through Hangzhou Jiuzhou Clinic of Integrated Traditional and Western Medicine (“Jiuzhou Clinic”) and Hangzhou Jiuzhou Medical and Public Health Service Co., Ltd. (“Jiuzhou Service”), both of which were also controlled by the Company through contractual arrangements. In May 2014, Shouantang Technology established Hangzhou Shouantang Bio-technology Co., Ltd. (“Shouantang Bio”). In May 2016, Shouantang Bio set up and held 49% of Hangzhou Kahamadi Bio-technology Co., Ltd. (“Kahamadi Bio”), a joint venture specializing in brand name development for nutritional supplements. In 2018, Jiuzhou Pharmacy invested a total of $741,540 (RMB5,100,000) in and held 51% of Zhejiang Jiuzhou Linjia Medical Investment and Management Co. Ltd (“Linjia Medical”), which ceased its operation as of March 31, 2021.

Prior to the Restructuring Transactions, the Company also conducted its online retail pharmacy business through Jiuzhou Pharmacy, which held the Company’s online pharmacy license. On September 10, 2015, Renovation set up Jiuyi Technology to provide additional technical support such as webpage development to the Company’s online pharmacy business. In November 2015, the technical support function was transferred back to Jiuzhou Pharmacy, which hosted the Company’s online pharmacy.

Prior to the Restructuring Transactions, the Company’s wholesale business was primarily conducted through Zhejiang Jiuxin Medicine Co., Ltd. (“Jiuxin Medicine”), which is licensed to distribute prescription and non-prescription pharmaceutical products throughout China. Jiuzhou Pharmacy acquired Jiuxin Medicine on August 25, 2011. On April 20, 2018, 10% of Jiuxin Medicine shares were sold to Hangzhou Kangzhou Biotech Co. Ltd. for a total proceeds of $79,625 (RMB 507,760). On January 29, 2021, The Company bought back the 10% of Jiuxin Medicine for a total price of $77,410(RMB507,760). On July 20, 2023, 100% of Jiuxin Medicine shares were sold to Jiuxin Investment. On January 5, 2024, 100% of Jiuxin Medicine shares were sold to Renovation.

The Company’s herb farming business prior to the Restructuring Transactions was conducted by Hangzhou Qianhong Agriculture Development Co., Ltd. (“Qianhong Agriculture”), a wholly-owned subsidiary of Jiuxin Investment.

On July 30, 2021, China Jo-Jo Drugstores, Inc., a Nevada corporation (“CJJD”), completed a corporate reorganization (the “Reorganization” or “Redomicile Merger”), resulting in China Jo-Jo Drugstores Holdings, Inc., a company incorporated under the laws of the Cayman Islands (“CJJD Cayman”), becoming the publicly held parent company of CJJD, with CJJD merged with and into CJJD Cayman, pursuant to the Agreement and Plan of Merger, dated as of May 14, 2021, by and between CJJD and CJJD Cayman (the “Merger Agreement”). Prior to the Reorganization, shares of CJJD’s common stock were registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and listed on the NASDAQ Capital Market under the symbol “CJJD.” As a result of the Reorganization, each issued and outstanding share of CJJD’s common stock was converted into the right to receive one CJJD Cayman ordinary share, which shares were issued by CJJD Cayman as part of the Reorganization.

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

In the first quarter of 2025, the Company completed strategic restructuring of its overall business, aiming to transition from a high-cost retail segment to a wholesale-focused model by expansion of its wholesale business through acquisition of Allright (Hangzhou) Internet Technology Co. Ltd (“Allright”) and divestiture of its retail drugstores business. Pursuant to that certain Equity Exchange Agreement with Renovation, Mr. Lei Liu, Ms. Li Qi, and Oakview International Limited (“Oakview”), dated January 31, 2025, Renovation transferred all equity in Jiuxin Investment to Oakview, in exchange for irrevocable surrender for no consideration by Mr. Liu, Ms. Qi, Oakview and their affiliates in total 2,548,353 ordinary shares back to the Company (the “Divestiture”). Concurrently on January 31, 2025, the Company entered into that certain Equity Exchange Agreement with Mr. Lingtao Kong and Ridgeline International Limited (“Ridgeline”), pursuant to which the Company acquired from Mr. Kong all of the issued and outstanding ordinary shares of Ridgeline, the direct parent company of Allright, by issuing 2,225,000 ordinary shares to Mr. Kong (the “Acquisition”, and together with the Divestiture, the “Restructuring Transactions”). The Restructuring Transactions were approved by the Company’s shareholders at its annual general meeting of shareholders held on February 25, 2025, and were closed on February 28, 2025. Following the consummation of the Divestiture, Jiuxin Investment and all entities owned or controlled by Jiuxin Investment, including each of Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service, are owned or controlled indirectly by Mr. Liu and Ms. Qi. As a result of the Restructuring Transactions, the Company currently operates primarily in the wholesale business selling pharmaceutical products to trading companies and other businesses.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Entity Name	Background	Ownership
Renovation	● Incorporated in Hong Kong SAR on September 2, 2008	100% (Prior to the Restructuring Transactions)

Ridgeline	● Incorporated in Hong Kong SAR on June 27, 2023 ● Acquired by RDGT in February 2025	100% (Following the Restructuring Transactions)

Shouantang Technology

●     Established in the PRC on July 16, 2010 by Renovation with registered capital of $20 million

●     Registered capital requirement reduced by the SAIC to $11 million in July 2012 and is fully paid

●     Deemed a WFOE under PRC law

●     Invests and finances the working capital of Quannuo Technology

100% (Prior to the Restructuring Transactions)

Entity Name	Background	Ownership
Jiuxin Medicine	● Established in PRC on December 31, 2003 ● Acquired by Renovation in January 2024 ● Registered capital of RMB 10 million fully paid ● Carries out pharmaceutical distribution services	100% (Prior to the Restructuring Transactions)

Allright	● Established in PRC on April 19, 2021 ● Acquired by RDGT in February 2025 ● Registered capital of RMB 10 million ● Carries out pharmaceutical distribution services	100% (Following the Restructuring Transactions)

Jiutong Medical	● Established in the PRC on December 20, 2011 by Renovation ● Registered capital of $2.6 million fully paid ● Currently has no operation	100% (Prior to the Restructuring Transactions)

Shouantang Bio

●     Established in the PRC in October, 2014 by Shouantang Technology

●     100% held by Shouantang Technology

●     Registered capital of RMB 1,000,000 fully paid

●     Sells nutritional supplements under its own brand name

100% (Prior to the Restructuring Transactions)

Jiuyi Technology	● Established in the PRC on September 10, 2015 ● 100% held by Renovation ● Technical support to online pharmacy	100% (Prior to the Restructuring Transactions)

Kahamadi Bio	● Established in the PRC in May 2016 ● 49% held by Shouantang Bio ● Registered capital of RMB 10 million ● Develop brand name for nutritional supplements	49% (Prior to the Restructuring Transactions)

Liquidity and capital resources

As of March 31, 2025, we had cash of approximately $18.5 million and a working capital of $25.4 million. During the year ended March 31, 2025, we had a net income of approximately $10.2 million.

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

In order to meet its capital demand, the Company strived to raise funds in the capital market, increase its credit line from the local banks, and improve its wholesale performance in the near future.

The Company has a credit line agreement from a local bank as described in detail in Note 12. As of March 31, 2025, approximately $0.89 million of the aforementioned bank credit line was available for further borrowing. As the economy growth in China slows down, the national interest rate continues to decrease. Local banks are encouraged to provide low interest rate loans to local enterprises.

Based on the above factors, the Company believes it has sufficient financial resources to support its operations for at least the next 12 months.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries. All significant inter-company transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

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

Long-term investments

Long-term investments include equity investments. Equity investments include investments in common stock or in-substance common stock of entities. For those equity investments over which the Company can exercise significant influence but does not own a majority equity interest or control, the equity method is applied, and the Company adjusts the carrying amount of an investment and recognizes investment income or loss for the Company’s share of the earnings or loss of the investee after the date of investment. For those equity investments accounted for other than under the equity method, the fair value method is applied. However, for equity investments that do not have readily determinable fair values, the Company chooses to account for them at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. If this measurement alternative is elected, changes in the carrying value of the equity investments will be required to be made whenever there are observable price changes in transactions for identical or similar investments of the same issuer.

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

The following is a discussion of the Company’s revenue recognition policies by segment under the new revenue recognition accounting standard:

Pharmacy retail sales- Discontinued Following the Restructuring Transactions

The physical pharmacies sell prescription drugs, over-the-counter (“OTC”) drugs, traditional Chinese medicine, nutritional supplements, medical devices and sundry products. Revenue from sales of prescription medicine at drugstores is recognized when the prescription is filled and the customer picks up and pays for the prescription. Revenue from sales of other merchandise at drugstores is recognized at the point of sale, which is when a customer pays for and receives the merchandise. Usually the majority merchandise, such as prescription and OTC drugs, are not refundable after the customers leave the counter. Returns of other products, such as sundry products, are minimal. Sales of drugs reimbursed by the local government medical insurance agency and receivables from the agency are recognized when a customer pays for the drugs at a store. Based on historical experience, a reserve for potential losses from denial of reimbursement on certain unqualified drugs is made by the Company to the receivables from the government agency. Additionally, several onsite clinics adjacent to pharmacies provide limited medical services. Revenue from medical services is recognized after the service has been rendered to a customer. As revenue from medical services is minimal compared to pharmacy retail sales, it is included as part of the pharmacy retail sales.

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

Online pharmacy sales- Discontinued Following the Restructuring Transactions

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

Offline Wholesale

Jiuxin Medicine and Allright purchase medicine in quantity and distribute products primarily to local pharmacies and medical products dealers. Revenue from sales of merchandise to non-retail customers is recognized when the merchandise is transferred to customers. Historically, sales returns have been minimal.

The Company’s revenue is net of VAT collected on behalf of PRC tax authorities in respect to the sales of merchandise. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the accompanying consolidated balance sheets until it is paid to the relevant PRC tax authorities.

Online platform sales

Revenue from online platform sales is recognized when merchandise is shipped to customers. While most deliveries take one day, certain deliveries may take longer depending on a customer’s location. Any loss caused in a shipment will be reimbursed by the Company’s courier company. The Company’s sales policy allows for the return of certain merchandises without reason within seven days after a customer’s receipt of the applicable merchandise. Historically, sales returns seven days after merchandise receipts have been minimal.

Disaggregation of Revenue

In accordance with ASC 205-20 (Discontinued Operations), the Company determined that Jiuxin Investment’s business qualified as a discontinued operation and has presented it as such in the audited consolidated financial statements. Financial results for discontinued operations are reported separately from continuing operations. After divestiture of Jiuxin Investment, the internal sales to Jiuzhou Pharmacy were not eliminated in the audited consolidated financial statements. The following table disaggregates the Company’s revenue in each segment for the years ended March 31, 2025, 2024 and 2023:

	2025	2024	2023
For the year ended March 31,
Revenue from offline wholesale	$118,864,443	$123,994,053	$120,199,193
Revenue from online platform	1,107,195	-	-
Total revenue	$119,971,638	$123,994,053	$120,199,193

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

The following represents a reconciliation of cash and cash equivalents in the consolidated balance sheets to total cash, cash equivalents and restricted cash in the consolidated statements of cash flows as of March 31, 2025 and 2024:

	March 31, 2025	March 31, 2024
Cash and cash equivalents	$12,779,781	$2,297,256
Restricted cash	5,761,294	1,988,710
Cash, cash equivalents and restricted cash	$18,541,075	$4,285,966

Accounts receivable

Accounts receivable represents the following: (1) amounts due from banks relating to retail sales that are paid or settled by the customers’ debit or credit cards, and (2) amounts due from non-bank third party payment instruments such as Alipay and certain e-commerce platforms.

Accounts receivable are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts, as necessary. In its offline wholesale business, the Company uses the expected credit loss method to estimate the allowance for anticipated uncollectible receivable balances. At each reporting period, the allowance balance is adjusted to reflect the amount computed as a result of the expected credit loss method. When facts subsequently become available to indicate that the allowance provided requires an adjustment, a corresponding adjustment is made to the allowance account as a change in estimate.

In the Company’s online platform business, accounts receivable primarily consist of amounts due from non-bank third party payment instruments such as Alipay and certain e-commerce platforms. To purchase pharmaceutical products from an e-commerce platforms such as Pharmacist Help, Yiyao Help and Yao Help, customers are required to submit payment to certain non-bank third party payment instruments, such as Alipay, which, in turn, reimburse the Company within seven days to a month. Except for customer returns of sold products, the receivables from these payments instruments are rarely uncollectible.

Credit loss roll forward

With the adoption of the current expected credit loss standard in 2020, the Company estimates future expected losses on accounts receivable and other receivables over the remaining collection period of the instrument. The roll forward for the allowance for credit losses for the year end March 31, 2025, is as follows:

	For the year end March 31, 2025
	Account receivable	Other receivables	Total
Allowance for credit losses as of March 31, 2024	$164,280	1,785,569	$1,949,849
Credit loss reversal	(53,987)	238,836	184,849
Ending allowance for credit losses	$110,293	2,024,405	$2,134,698

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first in first out (FIFO) method. The Company carries out physical inventory counts on a monthly basis and warehouse location. The Company periodically reviews its inventory and records write-downs to inventories for shrinkage losses and damaged merchandise that are identified. The Company provides a reserve for estimated inventory obsolescence or excess quantities on hand equal to the difference, if any, between the cost of the inventory and its estimated realizable value.

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

Estimated Useful Life
Motor vehicles	3-5 years
Office equipment & furniture	3-5 years

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

The estimated useful lives of the Company’s intangible assets are as follows:

Estimated Useful Life
Land use rights	50 years
Software	3 years
Customer relationship	10 years

The Company evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the assets might be impaired.

Impairment of long-lived assets

The Company evaluates long lived tangible and intangible assets for impairment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated future cash flows. Recoverability is measured by comparing the assets’ net book value to the related projected undiscounted cash flows from these assets, considering a number of factors including past operating results, budgets, economic projections, market trends and product development cycles. If the net book value of the asset exceeds the related undiscounted cash flows, the asset is considered impaired, and a second test is performed to measure the amount of impairment loss. There was no impairment loss recognized for the year ended March 31, 2025, 2024 and 2023.

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

The accounting standards clarify the accounting and disclosure requirements for uncertain tax positions and prescribe a recognition threshold and measurement attribute for recognition and measurement of a tax position taken or expected to be taken in a tax return. The accounting standards also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. No significant penalties, uncertain tax provisions or interest relating to income taxes were incurred during the periods ended March 31, 2025, 2024 and 2023.

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

Advertising and promotion costs

Advertising and promotion costs are expensed as incurred and amounted to $376, $239 and nil for the year ended March 31, 2025, 2024 and 2023, respectively. Such costs consist primarily of print and promotional materials such as flyers to local communities.

Foreign currency translation

The Company uses the United States dollar (“U.S. dollars” or “USD”) for financial reporting purposes. The Company’s subsidiaries maintain their books and records in their functional currency the Renminbi (“RMB”), the currency of the PRC.

In general, for consolidation purposes, the Company translates the assets and liabilities of its subsidiaries into U.S. dollars using the applicable exchange rates prevailing at the balance sheet date, and the statements of income and cash flows are translated at average exchange rates during the reporting period. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Equity accounts are translated at historical rates. Adjustments resulting from the translation of the financial statements of the subsidiaries are recorded as accumulated other comprehensive income.

The balance sheet amounts, with the exception of equity, at March 31, 2025 and 2024 were translated at 1 USD to 7.2567 RMB and at 1 USD to 7.2203 RMB, respectively. The average translation rates applied to income and cash flow statement amounts for years ended March 31, 2025 and 2024 were at 1 USD to 7.2163 RMB and at 1 USD to 7.1671 RMB, respectively.

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

Concentrations and Credit Risk

Certain financial instruments, which subject the Company to concentration of credit risk, consist of cash and restricted cash. The Company has cash balances at financial institutions located in Hong Kong and PRC. Balances at financial institutions in Hong Kong may, from time to time, exceed Hong Kong Deposit Protection Board’s insured limits. Since March 31, 2015, balances at financial institutions and state-owned banks within the PRC are covered by insurance up to RMB 500,000 (USD 79,600) per bank. As of March 31, 2025 and 2024, the Company had deposits totaling $18,485,246 and $3,659,348 that were covered by such limited insurance, respectively. Any balance over RMB 500,000 (USD79,600) per bank in PRC will not be covered. To date, the Company has not experienced any losses in such accounts.

For the fiscal year ended March 31, 2025, the Company had four suppliers that accounted for more than 10% of the Company’s total purchases from continuing operations, which were 14.9%, 14.3%, 10.8% and 10.1%, respectively. These suppliers are neither related to nor affiliated with us. For the fiscal year ended March 31, 2024, the Company had one supplier that accounted for more than 10% of the Company’s total purchases from continuing operations, which was 13.5%. This supplier is neither related to nor affiliated with us.

For the fiscal year ended March 31, 2025, the Company had two customers that accounted for more than 10% of the Company’s total sales from continuing operations, which were 67.1% and 18.7%, respectively. For the fiscal year ended March 31, 2024, the Company had two customers that accounted for more than 10% of the Company’s total sales from continuing operations, which were 61.7% and 24.9%, respectively.

NOTE 4 – DISCONTINUED OPERATIONS

Pursuant to that certain Equity Exchange Agreement with Renovation, Mr. Lei Liu, Ms. Li Qi, and Oakview, dated January 31, 2025, Renovation transferred all equity in Jiuxin Investment to Oakview, in exchange for irrevocable surrender for no consideration by Mr. Liu, Ms. Qi, Oakview and their affiliates in total 2,548,353 ordinary shares back to the Company. On February 28, 2025, the Divestiture Transaction was consummated. In accordance with ASC Topic 205, Presentation of Financial Statements (“ASC 205”), Subtopic 20 - Discontinued Operations, the Company determined that Jiuxin Investment’s business line met the conditions for a discontinued operation and is recorded as such in the Consolidated Financial Statements. The Company reports financial results for discontinued operations separately from continuing operations in order to distinguish the financial impact of the disposal transaction from ongoing operations.

The following table summarizes the financial results from discontinued operations of Jiuxin Investment:

	For the eleven months ended February 28, 2025	For the year ended March 31, 2024	For the year ended March 31, 2023
REVENUES, NET	$93,447,763	$107,536,353	$115,736,856

COST OF GOODS SOLD	69,024,370	81,306,222	85,057,834

GROSS PROFIT	24,423,393	26,230,131	30,679,022

SELLING EXPENSES	25,303,379	26,451,364	27,911,138
GENERAL AND ADMINISTRATIVE EXPENSES	2,970,154	3,909,412	10,530,943
TOTAL OPERATING EXPENSES	28,273,533	30,360,776	38,442,081

LOSS FROM DISCONTINUED OPERATIONS	(3,850,140)	(4,130,645)	(7,763,059)

OTHER INCOME (EXPENSES):
INTEREST INCOME	421,839	318,874	852,326
INTEREST EXPENSE	(6,291)	(13,604)	(65,854)
INVESTMENT LOSS	-	-	85,382
OTHER INCOME (EXPENSES)	(561,791)	481,064	1,587,729

LOSS FROM DISCONTINUED OPERATIONS BEFORE INCOME TAXES	(3,996,383)	(3,344,311)	(5,303,476)

PROVISION FOR INCOME TAXES	107,335	104,225	-

NET LOSS FROM DISCONTINUED OPERATIONS	(4,103,718)	(3,448,536)	(5,303,476)
LESS: NET LOSS FROM DISCONTINUED OPERATIONS ATTRIBUTABLE TO NONCONTROLLING INTEREST	5,384	(14)	(252)
NET LOSS FROM DISCONTINUED OPERATIONS ATTRIBUTABLE TO JIUXIN INVESTMENT	(4,109,102)	(3,448,522)	(5,303,224)

The following table summarizes the assets and liabilities from discontinued operations of Jiuxin Investment:

As of February 28,
2025
Cash and cash equivalents	$12,942,759
Restricted cash	9,410,491
Trade accounts receivables	7,627,735
Inventories	7,886,336
Other receivables, net	12,272,723
Advances to suppliers	587,731
Due from related parties	-
Other current assets	1,565,261
Total current assets of discontinued operations	52,293,036
Property and equipment, net	4,430,211
Long-term investment	1,184,984
Farmland assets	628,710
Long-term deposits	1,087,447
Intangible assets, net	1,684,251
Operating lease right-of-use assets	8,876,245
Other noncurrent assets	661,329
Total non-current assets of discontinued operations	18,553,177
Accounts payable	$22,018,532
Notes payable	20,955,354
Other payables	28,734,698
Due to related parties	342,196
Customer deposits	89,324
Taxes payable	392,801
Accrued liabilities	187,423
Current portion of operating lease liabilities	2,704,581
Total current liabilities of discontinued operations	75,424,909
Long-term operating lease liabilities	3,871,823
Total non-current liabilities of discontinued operations	3,871,823

The following table summarizes gain of divestiture of Jiuxin Investment:

Total considerations for divestiture of Jiuxin Investment	$4,102,848
Less: Net asset of Jiuxin Investment	(8,450,519)
Add: Noncontrolling interests	(1,341,489)
Add: Additional paid-in capital	796,422
Add: Statutory reserve	1,309,109
Add: Accumulated other comprehensive income	2,440,344
Gain on divestiture of Jiuxin Investment	$15,757,753

The following table summarizes cash flows related to discontinued operations for the period from March 31, 2024 through February 28, 2025：

Period from March 31, 2024 through February 28, 2025
Operating activities of discontinued operations	(97,503)
Investing activities of discontinued operations	(615,267)
Financing activities of discontinued operations	(5,334,555)

As of March 31, 2025, Cash and cash equivalents balance from discontinued operations was nil.

NOTE 5 – ACQUISITIONS OF SUBSIDIARIES

On January 31, 2025, the Company entered into that certain Equity Exchange Agreement with Mr. Lingtao Kong and Ridgeline, pursuant to which the Company acquired from Mr. Kong all of the issued and outstanding ordinary shares of Ridgeline, the direct parent company of Allright, by issuing 2,225,000 ordinary shares to Mr. Kong. The Acquisition were approved by the Company’s shareholders at our annual general meeting of shareholders held on February 25, 2025, and were closed on February 28, 2025. Ridgeline owns all the issued and outstanding equity interests of Allright, which operates in the B2B sector, providing wholesale distribution through self-operated and third-party platforms, with a focus on pharmaceuticals, medical devices, health foods, cosmetics, and daily necessities

The fair value of the 2,225,000 ordinary shares issued was determined based on the closing market price of the Company’s ordinary shares on the acquisition date. Based on the closing market price of $1.61 on February 28, 2025, the acquisition-date fair value of the consideration transferred totaled $3,582,250.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition. Goodwill as a result of the acquisition of Ridgeline International Limited is calculated as follows:

Total purchase considerations for 100% equity interest purchase	$3,582,250
Fair value of assets acquired:
Cash and cash equivalents	$837,983
Restricted cash	3,995,456
Trade accounts receivables	4,998,140
Inventories	1,904,532
Other receivables, net	30,388
Other current assets	93,263
Property and equipment, net	3,299
Intangible assets, net	2,087,109
Total assets acquired	13,950,170
Fair value of liabilities assumed:
Accounts payable	$6,718,157
Notes payable	4,532,086
Other payables	42,686
Taxes payable	16,947
Deferred tax liabilities	521,777
Total liabilities assumed	11,831,653
Total net assets acquired	2,118,517
Goodwill as a result of the acquisition	$1,463,733

The following table presents Ridgeline International Limited’s statement of income for the period from the date of acquisition through March 31, 2025.

From the date of acquisition through March 31, 2025
Revenue	$3,060,280
Operating costs and expenses	2,904,704
Income from operations	155,576
Other income	321
Income tax expense	38,974
Net income	116,923

The following condensed unaudited pro forma consolidated results of operations for the Company and Ridgeline International Limited for the years ended March 31, 2025, 2024, and 2023 present the results of operations of the Company and Ridgeline International Limited as if the acquisitions occurred on April 1, 2022.

The pro forma results are not necessarily indicative of the actual results that would have occurred had the acquisitions been completed as of the beginning of the periods presented, nor are they necessarily indicative of future consolidated results.

	For the years ended March 31,
	2025	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$75,566,508	$86,263,951	$53,075,095
Operating costs and expenses	72,919,515	84,815,305	66,196,848
Income (loss) from operations	2,646,993	1,448,646	(13,121,753)
Other income (loss)	3,547	(1,412,695)	(2,263,251)
Income tax expense	218,561	(13,936)	394,541
Net income (loss)	2,431,979	49,887	(15,779,545)

NOTE 6 – TRADE RECEIVABLES

Trade receivables consisted of the following:

	March 31, 2025	March 31, 2024
Accounts receivable	$27,892,998	$6,178,791
Less: allowance for doubtful accounts	(110,293)	(164,280)
Accounts receivable, net	$27,782,705	$6,014,511
Note receivable	29,108	-
Trade accounts receivable	27,811,813	6,014,511

Note 7 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	March 31, 2025	March 31, 2024
Office equipment and furniture	$74,694	$57,360
Motor vehicles	16,901	14,818
Total	91,595	72,178
Less: Accumulated depreciation	(82,664)	(63,801)
Property and equipment, net	$8,931	$8,377

Total depreciation expense for property and equipment was $2,730 and $1,784 for the year ended March 31, 2025 and 2024, respectively. There were no fixed assets impaired in the years ended March 31, 2025 and March 31, 2024.

Note 8 – LONG-TERM INVESTMENT

Long-term investment consists of the following:

	March 31, 2025	March 31, 2024
Kahamadi Bio (1)	$-	$-
Zhuoli Life (2)	-	-
Long-term investment	$-	$-

(1)	It represents 49% investment in Kahamadi Bio. The investment is recorded using the equity method. Kahamadi Bio suffered loss of $0 and $0 in the year ended March 31, 2025 and 2024.

(2)	It represents 39% investment in Zhejiang Zhuoli Life Service Co., LTD (“Zhuoli Service”), formerly known as Zhejiang Zhetong Medical Co., Ltd. Zhuoli Service was established in March 2020 to target potential acquisitions or to cooperate with local pharmacies. By attracting more funds from local investors, the Company expects to continue growing its local network in the future. In the year ended March 31, 2021, Jiuzhou Pharmacy injected funds of approximately $1,443,752 into Zhuoli Service. The investment is recorded using the equity method. Zhuoli Service suffered loss of $2,402,376 in the year ended March 31, 2023. An impairment loss of $1,607,537 was recorded in the year ended March 31, 2024. After the impairment, the carrying amount of Zhuoli Service was nil.

Note 9 – ADVANCES TO SUPPLIERS

Advances to suppliers consist of deposits, with or advances to, outside vendors for future inventory purchases. Most of the Company’s suppliers require a certain amount of money to be deposited with them as a guarantee that the Company will receive its purchase on a timely basis. This amount is refundable and bears no interest. As of March 31, 2025 and March 31, 2024, advance to suppliers consist of the following:

	March 31, 2025	March 31, 2024
Advance to suppliers	$775,607	$404,989
Less: reserve for vendor non-performance on advances	(342,467)	(222,914)
Advance to suppliers, net	$433,140	$182,075

Note 10 – INVENTORY

Inventory consisted of finished goods, valued at $9,758,071 and $9,076,734 as of March 31, 2025 and March 31, 2024, respectively. The Company constantly monitors its potential obsolete products and is allowed to return products close to their expiration date to its suppliers. Any loss on damaged items is immaterial and will be recognized immediately. As a result, no reserves were made for inventory as of March 31, 2025 and March 31, 2024.

Note 11 – INTANGIBLE ASSETS

Net intangible assets consisted of the following at:

	March 31, 2025	March 31, 2024
Land use rights (1)	1,343,800	1,350,574
Software	370,514	372,382
Customer relationship	2,087,109	-
Total intangible assets	3,801,423	1,722,956
Less: accumulated amortization	(498,462)	(446,219)
Intangible assets, net	$3,302,961	$1,276,737

Amortization expense of intangibles amounted to $54,787 and $55,163 for the years ended March 31, 2025 and 2024, respectively.

(1)	In July 2013, the Company purchased the land use rights of a plot of land in Lin’an, Hangzhou, intended for the establishment of an herb processing plant in the future. However, as the Company’s farming business in Lin’an has not grown, the Company does not expect completion of the plant in the near future.

Note 12 – NOTES PAYABLE

The Company has credit facilities with Hangzhou United Bank (“HUB”) that provided working capital in the form of the following bank acceptance notes. Usually, the Company applies to issue a note, which is guaranteed by the bank, to its supplier to pay off its debt in a future date. Before the payment date, the bank will ask the Company to inject cash into the bank. On the payment date, the bank will pay the amount to whoever legally holds the note. As of at March 31, 2025 and March 31, 2024, the balances of notes payable are as follow:

		Origination	Maturity	March 31,	March 31,
Beneficiary(1)	Endorser	date	date	2025	2024
Jiuxin Medicine	HUB	12/27/23	06/27/24	$-	$415,495
Jiuxin Medicine	HUB	12/28/23	06/28/24	-	1,689,726
Jiuxin Medicine	HUB	01/11/24	07/11/24	-	3,234,494
Jiuxin Medicine	HUB	02/06/24	08/06/24	-	186,973
Jiuxin Medicine	HUB	03/15/24	09/15/24	-	415,495
Jiuxin Medicine	HUB	03/28/24	09/28/24	-	293,080
Jiuxin Medicine	HUB	03/29/24	09/29/24	-	359,179
Allright	HUB	12/20/24	06/20/25	3,716,533	-
Allright	HUB	01/02/25	07/02/25	551,215
Allright	HUB	01/13/25	07/13/25	92,235	-
Allright	HUB	01/14/25	07/14/25	51,835	-
Allright	HUB	01/26/25	07/26/25	136,568	-
Jiuxin Medicine	HUB	12/11/24	06/11/25	2,692,363
Jiuxin Medicine	HUB	12/20/24	06/20/25	3,145,863	-
Total				$10,386,612	$6,594,442

(1)	As of March 31, 2025, the Company had $10,386,612 (RMB75,372,524) of notes payable from HUB. The Company is required to hold restricted cash in the amount of $5,761,294 (RMB41,807,982 ) with HUB as collateral against these bank notes. Included in the restricted cash is a total of $3,775,821 three-year deposit (RMB27,400,000) deposited into HUB as a collateral for current and future notes payable from HUB. As of March 31, 2024, the Company had $6,594,442 (RMB47,613,849) of notes payable from HUB. The Company is required to hold restricted cash in the amount of $1,978,333 (RMB 14,284,155 ) with HUB as collateral against these bank notes.

As of March 31, 2025, the Company had a credit line of approximately $5.51 million in the aggregate from HUB. By putting up a three-year deposit of $3.78 million and the restricted cash of $1.99 million deposited in the banks, the total credit line was $11.28 million. As of March 31, 2025, the Company had approximately $10.39 million of bank notes payable and approximately $0.89 million bank credit line was still available for further borrowing.

Note 13 – TAXES

Income tax

Income tax expense includes a provision for federal, state and foreign taxes based on the annual estimated effective tax rate applicable to the Company and its subsidiaries, adjusted for items which are considered discrete to the period.

The effective tax rates on income before income taxes from continuing operations for the year ended March 31, 2025 was (53.0)%. The (53.0)% rate adjustments for the year ended March 31, 2025 represent expenses that primarily include legal, accounting and other expenses incurred by the Company that are not deductible for PRC income tax.

The effective tax rates on income before income taxes from continuing operations for the year ended March 31, 2024 was 5.0%. The 5.0% rate adjustments for the year ended March 31, 2024 represent expenses that primarily include legal, accounting and other expenses incurred by the Company that are not deductible for PRC income tax.

The effective tax rates on income before income taxes from continuing operations for the year ended March 31, 2023 was (2.6)%. The (2.6)% rate adjustments for the year ended March 31, 2023 represent expenses that primarily include stock option expenses and legal, accounting and other expenses incurred by the Company that are not deductible for PRC income tax. The effective tax rate is based on forecasted annual results and these amounts may fluctuate significantly through the rest of the year as a result of the unpredictable impact of COVID-19 on the Company’s operating activities.

A reconciliation of the income tax provision at the federal statutory rate and the effective rate is as follows:

	For the years ended March 31
	2025	2024	2023
China income taxes	25.0%	25.0%	25.0%
Impact of US and HK tax rate	(7.5)	9.9	3.1
Non-deductible expenses-permanent difference	(1.0)	5.0	(2.6)
Change in valuation allowance	(69.5)	(34.9)	(28.1)
Effective tax rate	(53.0)%	5.0%	(2.6)%

Deferred tax assets,(liabilities) net are composed of the following:

	March 31, 2025	March 31, 2024
Deferred tax assets:
Net operating loss carry-forwards	$9,596,477	$9,143,666
Bad debt	619,291	576,134
Total deferred tax assets, gross	10,215,768	9,719,800
Valuation allowance	(10,186,112)	(9,719,800)
Total deferred tax assets, net	$29,656	$-
Deferred tax liabilities:
Intangible assets from acquisition	521,777	-
Total deferred tax liabilities	$521,777	$-

Deferred tax assets(liabilities), net	$(492,121)	$-

The Company has recorded $0 unrecognized benefit as of March 31, 2025. On the information currently available, the Company does not anticipate a significant increase or decrease to its unrecognized benefit within the next 12 months.

Note 14 – POSTRETIREMENT BENEFITS

Regulations in the PRC require the Company to contribute to a defined contribution retirement plan for all permanent employees. The contribution for each employee is based on a percentage of the employee’s current compensation as required by the local government. The Company contributed $64,077, $50,398 and $55,231 in employment benefits and pension for the years ended March 31, 2025, 2024 and 2023, respectively.

Note 15 – RELATED PARTY TRANSACTIONS AND ARRANGEMENTS

Summary of Balances with Related Parties as follows:

Due from related parties:	March 31, 2025	March 31, 2024
Hangzhou Kahamadi Biotechnology Co., Ltd(1)	-	12,535
Others (the directors of subsidiaries)(1)	-	7,202
Total	$-	$19,737

(1)	Lend to related parties

Due to related parties:	March 31, 2025	March 31, 2024
Due to a director of subsidiaries(2)	2,130	2,140
Total	$2,130	$2,140

(1)	Advances to directors of our subsidiaries.

(2)	Borrowed from a director of subsidiaries.

Note 16 – SHAREHOLDER’S EQUITY

Ordinary shares

On April 29, 2024, the Company entered into certain Share Purchase Agreements with several investors pursuant to which the Company agreed to sell to the Investors, and the Investors agreed to purchase from the Company, in a registered direct offering, an aggregate of 900,000 ordinary shares, par value $0.24 per share, of the Company, at a purchase price of $1.70 per Share, for aggregate gross proceeds to the Company of $1,530,000.

On May 10, 2024, the Company entered into certain Share Purchase Agreements with several investors pursuant to which the Company agreed to sell to the Investors, and the Investors agreed to purchase from the Company, in a registered direct offering, an aggregate of 1,610,000 ordinary shares, par value $0.24 per share, of the Company , at a purchase price of $1.70 per Share, for aggregate gross proceeds to the Company of $2,737,000.

On June 11, 2024, the Company entered into certain Share Purchase Agreements with several investors pursuant to which the Company agreed to sell to the Investors, and the Investors agreed to purchase from the Company, in a registered direct offering, an aggregate of 1,980,000 ordinary shares, par value $0.24 per share, of the Company, at a purchase price of $1.70 per Share, for an aggregate gross proceeds to the Company of $3,366,000.

On January 31, 2025, the Company, Renovation, Mr. Lei Liu, our former chief executive officer and director (“Liu”), Li Qi, our former director (“Qi”), and Oakview, entered into an equity exchange agreement (the “Divestiture Agreement”). Pursuant to the Divestiture Agreement, Renovation shall, and the Company shall cause Renovation to, transfer all equity in Jiuxin Investment to Oakview, free of any liens. In exchange, Liu, Qi, Oakview and their affiliates will irrevocably surrender for no consideration in total 2,548,353 ordinary shares of the Company back to the Company. Following the consummation of the Divestiture, Jiuxin Investment and all entities owned or controlled by Jiuxin Investment are owned or controlled indirectly by Liu and Qi. On February 25, 2025, the Company held its annual general meeting of shareholders, which approved the Divestiture. On February 28, 2025, the Company completed the Divestiture.

On January 31, 2025, the Company entered into an equity exchange agreement (the “Acquisition Agreement”) with Ridgeline, and Mr. Lingtao Kong (“Kong”), the sole shareholder of Ridgeline, pursuant to which, among other things and subject to the terms and conditions contained therein, the Company effected an acquisition of Ridgeline by acquiring from Kong all of the issued and outstanding ordinary shares of Ridgeline. Ridgeline owns all the issued and outstanding equity interests of Allright, which operates in the B2B sector, providing wholesale distribution through self-operated and third-party platforms, with a focus on pharmaceuticals, medical devices, health foods, cosmetics, and daily necessities. Pursuant to the Acquisition Agreement, in exchange for the acquisition of all of the issued and outstanding ordinary shares of Ridgeline by the Company, the Company issued 2,225,000 ordinary shares of the Company to Kong. On February 25, 2025, the Company held its annual general meeting of shareholders, which approved the Acquisition. On February 28, 2025, the Company completed the Acquisition.

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

Appropriations to the Reserve Fund are accounted for as a transfer from unrestricted earnings to statutory reserves. During the years ended March 31, 2025 and 2024, the Company did not make appropriations to statutory reserves.

There are no legal requirements in the PRC to fund the Reserve Fund by transfer of cash to any restricted accounts, and the Company does not do so.

Note 17 – NET LOSS PER SHARE

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

The following is a reconciliation of the basic and diluted earnings per share computation:

	For the Years Ended March 31,
	2025	2024	2023
Net income (loss) attributable to controlling interest	$10,194,467	$(4,234,228)	$(21,138,525)
Weighted average shares used in basic computation	5,543,118	1,444,263	509,828
Diluted effect of stock options and warrants
Weighted average shares used in diluted computation	5,543,118	1,444,263	509,828
Loss per share – Basic:
Net loss before noncontrolling interest	$1.84	$(2.93)	$(41.46)
Add: Net loss attributable to noncontrolling interest	$-	$-	$-
Net loss attributable to controlling interest	$1.84	$(2.93)	$(41.46)
Loss per share – Diluted:
Net income before noncontrolling interest	$1.84	$(2.93)	$(41.46)
Add: Net loss attributable to noncontrolling interest	$-	$-	$-
Net loss attributable to controlling interest	$1.84	$(2.93)	$(41.46)

For the year ended March 31, 2025, 1,024,126 shares underlying outstanding purchase warrants to several investors, and 2,250 shares underlying outstanding purchase warrants to an investment placement agent were excluded from the calculation of diluted loss per share as the options were anti-dilutive.

Note 18 – SEGMENTS

The Company currently operates within two main reportable segments: offline wholesale and online platform. The offline wholesale segment includes supplying prescription and OTC medicines, traditional Chinese medicine (“TCM”), dietary supplement, medical devices and sundry items to other drug vendors and hospitals. The online platform provided various medical products to retail pharmacies, clinics and other vendors across the country. The segments’ accounting policies are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit or loss from operations before interest and income taxes not including nonrecurring gains and losses.

The Company’s reportable business segments are strategic business units that offer different products and services. Each segment is managed separately because they require different operations and markets to distinct classes of customers

The following table presents summarized information by segment of the continuing operations for the year ended March 31, 2025:

	Offline wholesale	Online platform	Total
Revenue	$118,864,443	$1,107,195	$119,971,638
Cost of goods	115,107,821	1,025,002	116,132,823
Gross profit	$3,756,622	$82,193	$3,838,815
Selling expenses	1,497,333	36,867	1,534,200
General and administrative expenses	3,339,954	-	3,339,954
Income from operations	$(1,080,665)	$45,326	$(1,035,339)
Depreciation and amortization	$57,516	$-	$57,516
Total capital expenditures	$-	$-	$-

The following table presents summarized information by segment of the continuing operations for the year ended March 31, 2024:

	Offline wholesale	Online platform	Total
Revenue	$123,994,053	$-	$123,994,053
Cost of goods	119,115,636	-	119,115,636
Gross profit	$4,878,417	$-	$4,878,417
Selling expenses	934,223	-	934,223
General and administrative expenses	3,348,112	-	3,348,112
Income from operations	$596,082	$-	$596,082
Depreciation and amortization	$36,001	$-	$36,001
Total capital expenditures	$1,168	$-	$1,168

The following table presents summarized information by segment of the continuing operations for the year ended March 31, 2023:

	Offline wholesale	Online platform	Total
Revenue	$120,199,193	$-	$120,199,193
Cost of goods	116,597,751	-	116,597,751
Gross profit	$3,601,442	$-	$3,601,442
Selling expenses	1,266,025	-	1,266,025
General and administrative expenses	5,137,741	-	5,137,741
Stock based compensation	10,360,000	-	10,360,000
Loss from operations	$(13,162,324)	$-	$(13,162,324)
Depreciation and amortization	$31,225	$-	$31,225
Total capital expenditures	$704	$-	$704

Note 19 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date that the financial statements were available to be issued, which is July 20, 2025. All subsequent events requiring recognition as of March 31, 2025 have been incorporated into these financial statements and there are no other subsequent events that require disclosure in accordance with FASB ASC Topic 855 except the following:

On April 10, 2025, the Company presented a petition to the Grand Court of the Cayman Islands (the “Grand Court”) for confirmation of the capital reduction and the share subdivision. On May 28, 2025, following the receipt of an order granted by the Grand Court confirming the capital reduction and the share subdivision, the Company effected a reduction of the par value of each of our issued, ordinary share from US$0.24 to US$0.001 by cancelling the paid-up capital to the extent of the difference between US$0.24 and such new par value, and immediately following the capital reduction, each of our authorized but unissued ordinary shares of par value of US$0.24 be sub-divided into 240 new ordinary shares of par value of US$0.001 each. On May 28, 2025, the Company completed the registration with the Registrar of Companies of the Cayman Islands of the Court Order, the minutes of our annual general meeting of shareholders held on February 25, 2025 regarding the capital reduction and the share subdivision and the certificate for the Capital Reduction. On May 29, 2025, a copy of the Fourth Amended and Restated Memorandum and Articles of Association reflecting the capital reduction and the share subdivision was filed with the Cayman Islands General Registry. The capital reduction and the share subdivision became effective on May 28, 2025. Pursuant to the Fourth Amended and Restated Memorandum and Articles, the authorized share capital of the Company now has become US$36,010,000 divided into (i) 36,000,000,000 ordinary shares of a par value of US$0.001 each and (ii) 10,000,000 preferred shares of a par value of US$0.001 each.