Form 20-F
period 2026-03-31
Ridgetech Inc.
filed 2026-07-31
CIK 1856084

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended March 31, 2026

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

People’s Republic of China, 310008

Tel: +86-571-88219579

(Name, telephone, Email and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.15 per share	RDGT	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

none

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

none

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report. 133,090,838 ordinary shares and 0 preferred shares outstanding as of March 31, 2026.

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

In this annual report:

●	References to the “Company”, “we”, “our” and “us” are to Ridgetech, Inc., formerly known as China Jo-Jo Drugstores, Inc., a Cayman Islands exempted company, and its predecessor China Jo-Jo Drugstores, Inc., a Nevada corporation, and its consolidated subsidiaries, and any subsidiaries controlled by contract and therefore deemed as variable interest entities under U.S. GAAP;

●	References to “China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

●	References to “RMB” and “Renminbi” refer to the legal currency of China;

●	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;

●	References to “variable interest entit[y][ies]” or “VIE[s]” refer to Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service, as well as the subsidiaries of Jiuzhou Pharmacy, collectively as “HJ Group”;

●	Unless otherwise indicated or the context otherwise requires, all references in this annual report to ordinary shares, share amounts, per share data, share prices, exercise prices, and conversion rates give retroactive effect to the 1-for-150 reverse share split of our ordinary shares that became effective on April 7, 2026.

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

The following diagrams illustrate our corporate structure before the Restructuring Transactions and after the Restructuring Transactions, respectively.

Before the Restructuring Transactions:

After the Restructuring Transactions:

In October 2025, both Hangzhou Shouantang Bio-technology Co., Ltd. (“Shouantang Bio”) and Hangzhou Kahamadi Bio-technology Co., Ltd. (“Kahamadi Bio”) were dissolved. The diagram below illustrates our corporate structure as of the date of this report.

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

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with China-based operating companies before their registration statements will be declared effective. On August 1, 2021, the China Securities Regulatory Commission (the “CSRC”) stated in a statement that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of Chinese companies and the recent regulatory development in China, and that both countries should strengthen communications on regulating China-related issuers. To the best knowledge of this Company, as of the date of this annual report, current Chinese laws and regulations do not forbid us from issuing securities overseas. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which took effect on March 31, 2023. The Company will need to file accordingly with the CSRC within 3 working days after any future offering is completed. See “Item 3. Key Information - D. Risk Factors - Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with significant China-based operations, all of which could increase our compliance costs, subject us to additional disclosure requirements. In addition, uncertainties with respect to the PRC legal system could adversely affect us” for more details.

Holding Foreign Companies Accountable Act

On May 20, 2020 and on December 2, 2020, the U.S. Senate passed and the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act (“HFCAA”) requiring a foreign company to certify it is not owned or controlled by a foreign government if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the Company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law. The PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which was signed into law on December 29, 2022. The AHFCAA amended the HFCAA and reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China. The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates. On December 15, 2022, the PCAOB issued a new Determination Report which: (1) vacated the December 16, 2021 Determination Report; and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. The December 15, 2022 Determination Report cautions, however, that authorities in the PRC might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination. Our auditor is headquartered in Irvine, California and will be inspected by the PCAOB on a regular basis. Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Please see “Item 3. Key Information - D. Risk Factors - Our auditor, YCM CPA INC., is headquartered in California, and is subject to inspection by the PCAOB on a regular basis. To the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for our company becomes located in China, the PCAOB may not be able to inspect such audit documentation and, as such, you may be deprived of the benefits of such inspection and our ordinary shares could be delisted from the stock exchange pursuant to the Holding Foreign Companies Accountable Act” for more details.

Cash Transfer

Our holding company, subsidiaries, and prior to the Restructuring Transactions, the consolidated VIEs, usually operate independently and transfer funds upon capital raising. We raised capital of $17.5 million in our IPO in April 2010. In addition, we raised capital for a total amount of $57.79 million from 2015 to 2026 through various financings. Renovation Investment (Hong Kong) Co., Ltd. (“Renovation”), our Hong Kong intermediate holding subsidiary, received funds from our investors in these financings. Historically, after receiving the proceeds, Renovation typically invested these funds into Jiuxin Investment, a WFOE, which then exchanged the currency of the proceeds from U.S. dollar into Chinese Yuan (“RMB”) upon the approval from local banks, and then distributed the RMB as loans to the operating entities including Jiuzhou Pharmacy, Jiuxin Medicine, Jiuzhou Service and Jiuzhou Clinic, our historical consolidated VIEs. Additionally, Renovation previously lent funds to Jiuxin Investment. As of the date of this annual report, the total amount invested in, and lent to, by the Company to its subsidiaries and historical VIEs are approximately $44.5 million and $8.7 million, respectively. Prior to the Restructuring Transactions, Jiuxin Investment distributed a loan of approximately $24.80 million to Jiuzhou Pharmacy, a loan of approximately $1.21 million to Jiuzhou Service, a loan of approximately $1.00 million to Linjia Medical, and a loan of approximately $0.14 to Shouantang Bio.

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

Years	Amount
Fiscal 2023	$87,124,074
Fiscal 2024	$76,989,329
For the eleven months ended February 28, 2025	$75,322,378

Additional transfers between other VIEs and subsidiaries are as below:

		Amount
Transfer from	Transfer to	2024	2025	2026
Renovation	Jiuxin Investment	$3,000,000	$-	$-
Jiuxin Investment	Jiuzhou Pharmacy	692,414	6,376,243	-
Jiuxin Investment	Jiuxin Medicine	(131)	-	-
Jiuxin Investment	Qianhong Agriculture	3,907	2,472	-
Jiuxin Investment	Shouantang Technology	(1,877,272)	(6,717,287)	-
Jiuzhou Pharmacy	Jiuzhou Service	3,545	(32,954)	-
Renovation	Jiuyi Technology	-	300,500	550,280

Following the Restructuring Transactions, Jiuxin Medicine signed a three-year supply agreement with Jiuzhou Pharmacy. Jiuxin Medicine has been a major supplier to Jiuzhou Pharmacy and is expected to remain a significant supplier in the near term.

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

Summary of Risk Factors

Risks Relating to Our Business

●	We face significant competition, and if we do not compete successfully against existing and new competitors, our revenue and profitability could be materially and adversely affected.

●	We may not be able to timely identify or otherwise effectively respond to changing customer preferences, and we may fail to optimize our product offering and inventory position.

●	Our success depends on our ability to establish effective advertising, marketing and promotional programs.

●	Failure to maintain optimal inventory levels could increase our inventory holding costs or cause us to lose sales, either of which could have a material adverse effect on our business, financial condition and results of operations.

●	The continued penetration of counterfeit products into the pharmaceutical market in China may damage our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

●	We may not able to effectively grow our wholesale business organically and may not realize all of the anticipated benefits from growing through acquisitions.

●	Our business relies on a limited number of key customers, which may change from year to year, and a loss of one or more of these key customers may adversely affect our operating results.

●	We may face challenges in recovering accounts receivable from Jiuzhou Pharmacy and associated clinics following the Restructuring Transactions and in maintaining the supply relationship between Jiuxin Medicine and Jiuzhou Pharmacy, which we expect will continue to generate a substantial portion of our revenue in the near term. The loss of this relationship could have a material adverse effect on our business, financial condition, and results of operations.

●	We face significant challenges in growing and sustaining our wholesale business, including limited bargaining power, pricing volatility, and the need for ongoing investment in platforms, customer acquisition, and management.

●	The operating results of our wholesale business have fluctuated, and we cannot assure that our strategic initiatives will lead to sustained revenue growth or profitability in the coming years.

●	We heavily depend on third-party electronic platforms for our online sales, the capacity of which may restrict our growth and the failure of which could adversely affect our business, financial condition and results of operations.

●	If our online business fails to obtain and maintain the requisite assets, licenses, qualified personnel and approvals required under the complex regulatory environment for Internet-based businesses in China, the business prospects for such business may be materially and adversely affected.

●	We depend substantially on the continuing efforts of the key personnel, and our business and prospects may be disrupted if we lose their services.

●	Our operations require a number of permits and licenses in order to carry on their business.

●	Failure to comply with privacy, data protection and cyber security laws and regulations could have a materially adverse effect on our reputation, results of operations or financial condition, or have other adverse consequences.

●	Our brand names, trade secrets and other intellectual property are valuable assets. If we are unable to protect them from infringement, our business and prospects may be harmed.

●	We may be exposed to intellectual property infringement and other claims by third parties which, if successful, could disrupt our business and have a material adverse effect on our financial condition and results of operations.

Risks Related to Our Corporate Structure

●	We rely principally on dividends paid by our consolidated operating entities to fund any cash and financing requirements we may have, and any limitation on the ability of our consolidated PRC entities to pay dividends to us could have a material adverse effect on our ability to conduct our business.

Risks Related to Doing Business in China

●	Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business that we may be able to conduct in the PRC and accordingly on the results of our operations and financial condition.

●	We may be adversely affected by complexity, uncertainties and changes in Chinese regulation of pharmaceutical wholesale business.

●	Compliance with China’s Data Security Law, the amended Cyber Security Law, the Personal Information Protection Law, the Measures on Cybersecurity Review, regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect our business.

●	Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with significant China-based operations, all of which could increase our compliance costs, subject us to additional disclosure requirements. In addition, uncertainties with respect to the PRC legal system could adversely affect us.

●	It may be difficult for U.S. regulators, such as the Department of Justice, the SEC, and other authorities, to conduct investigation or collect evidence within China.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China against us or our management based on United States or other foreign laws.

●	Our management will have broad discretion over the use of the proceeds we receive from our financing activities and might not apply the proceeds in ways that increase the value of your investment.

●	Our subsidiaries are subject to restrictions on making payments to us.

●	Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax.

●	We face risks related to disease epidemics and other outbreaks.

●	Failure to comply with the U.S. Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

●	Changes in international trade policies, trade disputes, barriers to trade, the emergence of a trade war and/or other disruptions to international commerce, including between the United States and China, could harm the global economy and may dampen growth in China, our principal place of business. A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

●	Our auditor, YCM CPA INC., is headquartered in California, and is subject to inspection by the PCAOB on a regular basis. To the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for our company becomes located in China, the PCAOB may not be able to inspect such audit documentation and, as such, you may be deprived of the benefits of such inspection and our ordinary shares could be delisted from the stock exchange pursuant to the Holding Foreign Companies Accountable Act.

●	The PRC’s labor law restricts our ability to reduce our workforce in the PRC in the event of an economic downturn and may increase our production costs.

●	We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi, especially with respect to foreign exchange transactions.

●	Fluctuations in the value of RMB may have a material adverse effect on your investment.

●	Changes in economic conditions and consumer confidence in China may influence the pharmaceutical industry, consumer preferences and spending patterns

●	The economy of China had experienced unprecedented growth. This growth has slowed in the recent years, and if the growth of the economy continues to slow or if the economy contracts, our financial condition may be materially and adversely affected.

Risks Related to an Investment in Our Securities

●	We may need additional capital, and the sale of equity securities could result in dilution to our shareholders, while debts may require us to make covenants restricting how we operate.

●	To date, we have not paid any cash dividends and we do not estimate to distribute any cash dividends in the foreseeable future.

●	Nasdaq may delist our ordinary shares from trading on the Nasdaq Capital Market for failing to maintain a minimum bid price of $1.00 or for other noncompliance with Nasdaq listing requirements, which could limit investors’ ability to effect transactions in our ordinary shares and subject us to additional trading restrictions.

●	Although publicly traded, the trading market in our ordinary shares may be substantially less liquid than the average stock quoted on the Nasdaq Capital Market, and such low trading volume may adversely affect the price of our ordinary shares.

●	The market price for our stock may be volatile, and such volatility may subject us to securities litigation.

●	Techniques employed by manipulative short sellers in Chinese small-cap stocks may drive down the market price of our ordinary shares.

●	Our Chairman of the Board holds ordinary shares and Series A Preferred Shares that carry 100 votes per share, which enable him to influence many significant corporate actions, and his interests may not align with those of other shareholders.

●	We have identified material weaknesses in our internal control over financial reporting and concluded that our disclosure controls and procedures were ineffective as of March 31, 2026, which could adversely affect our financial reporting and investor confidence.

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

On February 28, 2025, the Divestiture was completed. In accordance with ASC 205-20 (Discontinued Operations), the Company determined that Jiuxin Investment’s business qualified as a discontinued operation and has presented it as such in the audited consolidated financial statements. Financial results for discontinued operations are reported separately from continuing operations. After divestiture of Jiuxin Investment, the internal sales to Jiuzhou Pharmacy were not eliminated in the audited consolidated financial statements. For the fiscal year ended March 31, 2026, the Company had one customer that accounted for more than 10% of the Company’s total sales from continuing operations, which was 53.7%. For the fiscal year ended March 31, 2025, the Company had two customers that accounted for more than 10% of the Company’s total sales from continuing operations, which were 67.1% and 18.7%, respectively.

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

There is no guarantee that the supply relationship will continue afterwards. Sales to Jiuzhou Pharmacy currently account for over 50% of the Company’s revenue and are expected to remain a significant source of revenue in the near term. Any disruption or termination of this relationship could result in a material loss of revenue from sales to the Divested Retail Entities, further affecting the Company’s financial results and operational stability.

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

We are generally referred to as a wholesale business, and we currently operate two wholesale segments: (i) offline wholesale distribution and (ii) online platform sales. For the year ended March 31, 2026, our total revenue increased by approximately $12.19 million, or 10.2%, as compared to the year ended March 31, 2025.

Revenue from our offline wholesale business was approximately $117.87 million for the year ended March 31, 2026, representing a decrease of $0.99 million, or 0.8%, compared to the prior year. We had previously provided credit terms to certain offline customers. However, we experienced delayed repayments from several customers. Despite eventual recovery of the outstanding amounts, we decided to discontinue some of our credit sales effective March 2025 as a risk mitigation measure. As a result, the offline wholesale revenue declined.

Revenue from our online platform segment was approximately $14.29 million for the year ended March 31, 2026. The increase in online platform revenue was primarily attributable to the inclusion of a full twelve months of Allright’s revenue in fiscal year 2026, compared to only one month (March 2025) in fiscal year 2025 following the acquisition of Ridgeline on February 28, 2025. Allright distributes pharmaceutical and healthcare products across China through third-party e-commerce platforms and its own online platform.

While the acquisition of Ridgeline contributed to our revenue growth during fiscal year 2026 and may continue to provide additional distribution channels and enhance revenue opportunities, there is no guarantee that these benefits will be realized or that the Restructuring Transactions will improve our overall profitability.

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

Furthermore, applicable PRC laws, rules and regulations permit payment of dividends by our consolidated PRC entities only out of their retained earnings, if any, determined in accordance with PRC accounting standards. Under PRC laws, rules and regulations, our consolidated PRC entities are required to set aside at least ten percent (10%) of their after-tax profit each year, based on PRC accounting standards, into their statutory surplus reserve funds until the accumulative amount of such reserves reaches fifty percent (50%) of their respective registered capital. Also, dividends cannot be distributed before any previous year’s loss has been offset. As a result, our consolidated PRC entities are restricted in their ability to transfer a portion of their net income to us whether in the form of dividends, loans or advances. As of March 31, 2026, our restricted reserves totaled $0. Our restricted reserves are not distributable as cash dividends. Any limitation on the ability of our consolidated operating entities to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

Compliance with China’s Data Security Law, the amended Cyber Security Law, the Personal Information Protection Law, the Measures on Cybersecurity Review, regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect our business.

China has implemented and continues to refine rules relating to data protection. China’s Data Security Law took effect in September 2021. The Data Security Law provides that the data processing activities must be conducted based on “data classification and hierarchical protection system” for the purpose of data protection and prohibits entities in China from transferring data stored in China to foreign law enforcement agencies or judicial authorities without prior approval by the Chinese government.

Additionally, China’s Cyber Security Law requires companies to take certain organizational, technical and administrative measures and other necessary measures to ensure the security of their networks and data stored on their networks. Specifically, the Cyber Security Law provides that China adopt a multi-level protection scheme (MLPS), under which network operators are required to perform obligations of security protection to ensure that the network is free from interference, disruption or unauthorized access, and prevent network data from being disclosed, stolen or tampered. Under the MLPS, entities operating information systems must have a thorough assessment of the risks and the conditions of their information and network systems to determine the level to which the entity’s information and network systems belong - from the lowest Level 1 to the highest Level 5 - pursuant to a series of national standards on the grading and implementation of the classified protection of cyber security. The grading result will determine the set of security protection obligations that entities must comply with. Entities classified as Level 2 or above should report the grade to the relevant government authority for examination and approval.

On October 28, 2025, the National People’s Congress Standing Committee adopted the first major amendment to the Cyber Security Law since its original enactment in 2017, which became effective January 1, 2026 (the “Amended CSL”). The Amended CSL strengthens alignment with the Data Security Law and the Personal Information Protection Law, introduces a tiered penalty regime with significantly higher fines for serious violations (up to RMB 2 million, or approximately RMB 10 million for violations affecting critical information infrastructure), broadens individual liability to cover additional categories of responsible personnel, and adds provisions addressing artificial intelligence governance.

The Cyberspace Administration of China (“CAC”) has, in past years, taken enforcement action against Chinese companies in connection with their initial public offerings on U.S. securities exchanges, citing alleged national security risks and improper collection and use of personal information. The Measures on Cybersecurity Review, as revised and currently in effect, require data processing operators in possession of personal information of over one million users to undergo a cybersecurity review before listing their securities in a foreign country.

It is unclear at the present time how broadly or strictly these requirements will continue to be enforced going forward, and what effect they will have on our business. China’s regulators may impose penalties for non-compliance ranging from fines or suspension of operations, and this could lead to us delisting from the U.S. stock market.

Also, the Personal Information Protection Law released by the National People’s Congress became effective on November 1, 2021. The law creates a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in China, and the processing of personal information of persons in China outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China. The law also provides that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold set by Chinese cyberspace regulators are also required to store in China personal information generated or collected in China, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information. The law provides for significant fines for serious violations of up to RMB 50 million or 5% of annual revenues from the prior year, and violations may also be ordered to suspend any related activity by competent authorities.

In addition, the CAC and the State Administration for Market Regulation jointly issued the Measures for the Certification of the Outbound Transfer of Personal Information, effective January 1, 2026, which established a certification mechanism for cross-border transfers of personal information alongside the existing security assessment and standard contract mechanisms.

Interpretation, application and enforcement of these laws, rules and regulations evolve from time to time and their scope may continually change, through new legislation, amendments to existing legislation and changes in enforcement. Compliance with the Cyber Security Law and the Data Security Law could significantly increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that our practices, offerings or platform could fail to meet all of the requirements imposed on us by the Cyber Security Law, the Data Security Law and/or related implementing regulations. In addition, we cannot guarantee the effectiveness of the measures undertaken and those implemented by our business partners and services providers. Any failure on our part, or on our business partners’ or services providers’ part, to comply with such law or regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in unauthorized access, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing counterparties from contracting with us or result in investigations, fines, suspension or other penalties by Chinese government authorities and private claims or litigation, any of which could materially adversely affect our business, financial condition and results of operations. Even if our practices are not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm our reputation and brand and adversely affect our business, financial condition and results of operations. Moreover, the legal uncertainty created by the Data Security Law, the related laws or regulations, and evolving Chinese government enforcement actions could materially adversely affect our ability, on favorable terms, to raise capital, including engaging in follow-on offerings of our securities in the U.S. market.

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

Our auditor, YCM CPA INC., is headquartered in California, and is subject to inspection by the PCAOB on a regular basis. To the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for our company becomes located in China, the PCAOB may not be able to inspect such audit documentation and, as such, you may be deprived of the benefits of such inspection and our ordinary shares could be delisted from the stock exchange pursuant to the Holding Foreign Companies Accountable Act.

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

Our auditor, the independent registered public accounting firm that issues the audit report for the year ended March 31, 2026 included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Irvine, California and has been inspected by the PCAOB in March 2023. In the event that, in the future, either there is any regulatory change or step taken by PRC regulators that does not permit YCM CPA INC. to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the determinations so that our PRC operating entities will be subject to the HFCAA, as the same may be amended, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including “over-the-counter” trading, may be prohibited, under the HFCAA. The recent developments would add uncertainties to our listing and we cannot assure you whether Nasdaq Capital Market or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit.

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

On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. In 2017, the RMB appreciated approximately 6.3% against the U.S. dollar. In 2018, however, the RMB depreciated approximately 5.7% against the U.S. dollar, and the trend continued in 2019. In 2020 and 2021, the RMB appreciated approximately 8.7% against the U.S. Dollar, but the RMB has sharply depreciated against the U.S. Dollar by 7.8% and 2.9%, respectively, in 2022 and 2023. In 2024 and 2025, the RMB has sharply depreciated against the U.S. Dollar by 5.1% and 0.5%, respectively. In 2026, the RMB appreciated approximately 4.9% against the U.S. Dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces, international relations especially the trade tensions between U.S. and China, or government policies of PRC or U.S. may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

We believe that the aggregate amount of our current cash, anticipated cash flow from operations, available borrowings under our existing bank facilities, and personal loans from our principal shareholders should be sufficient to meet our anticipated cash needs for the near future. We may, however, require additional cash resources due to changed business conditions or other future developments. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain credit facilities. For example, on October 30, 2025, we sold 31,200 ordinary shares in a private placement for aggregate gross proceeds of $2,808,000, and issued warrants to purchase up to 78,000 ordinary shares, all of which warrants were cashless exercised on November 21, 2025 for 47,243 ordinary shares. Additionally, on December 29, 2025, we entered into a sales agreement with AC Sunshine Securities LLC pursuant to which the Company may offer and sell, from time to time, ordinary shares having an aggregate offering price of up to $200,000,000 under an at-the-market offering program (the “ATM Program”). On July 11, 2026, we terminated the sales agreement with AC Sunshine Securities LLC, and on July 28, 2026, entered into a new sales agreement with Pacific Century Securities, LLC, which now serves as the sales agent for the ATM Program. As of the date of this report,, we had sold an aggregate of 3,487,171 ordinary shares under the ATM Program for aggregate gross proceeds of $15,279,787. Any additional sales of equity securities, including under the ATM Program or otherwise, could result in substantial dilution to our existing shareholders.

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

Nasdaq may delist our ordinary shares from trading on the Nasdaq Capital Market for failing to maintain a minimum bid price of $1.00, a minimum market value of listed securities of $5,000,000 or for other noncompliance with Nasdaq listing requirements, which could limit investors’ ability to effect transactions in our ordinary shares and subject us to additional trading restrictions.

In June 2023, Nasdaq notified the Company that it failed to maintain a minimum bid price of $1.00 per share for 30 consecutive trading days under Nasdaq Listing Rules 5550(a)(2) and 5810(c)(3)(A). After a 1-for-20 reverse stock split in March 2024, the Company regained compliance with the bid price rule.

Effective July 22, 2026, Nasdaq implemented a new rule that significantly increases the risk of delisting for companies that fail to maintain the minimum Market Value of Listed Securities (“MVLS”) requirement. Nasdaq listing rules require us to maintain an MVLS of at least $5,000,000. Under the new rule, if our MVLS remains below $5,000,000 for 30 consecutive business days, Nasdaq will issue a staff delisting determination and immediately suspend trading in our securities while commencing delisting proceedings. Unlike the bid price and certain other continued listing deficiencies, this MVLS requirement does not provide a compliance or cure period, and a request for review by a Nasdaq Listing Qualifications Hearings Panel does not automatically stay the trading suspension. Panel review is generally limited to instances of Nasdaq error or, in limited circumstances, an extension of no more than 180 days from the staff delisting determination. The MVLS of our ordinary shares is currently below $5,000,000. If our MVLS remains below $5,000,000 for 30 consecutive business days, we could face an immediate trading suspension and delisting, with little or no opportunity to regain compliance before our ordinary shares are removed from Nasdaq.

We are considering conducting one or more offerings of our securities, including under our ATM Program, in an effort to increase our MVLS above the $5,000,000 threshold. However, there is no guarantee that any such offering will be completed on acceptable terms, or at all, or that any offering we do complete will result in our MVLS increasing sufficiently, or remaining above $5,000,000 for the required 30 consecutive business days, to avoid a staff delisting determination.

We cannot provide assurance that we will remain compliant with the bid price rule, the MVLS requirement, or other continued listing standards in the future, including those relating to minimum stockholders’ equity and market value of publicly held shares. If Nasdaq delists our ordinary shares from trading on its exchange due to noncompliance, we could face significant material adverse consequences including:

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

As an illustration of such volatility, the closing price of our ordinary shares during the fifty two (52) weeks preceding the date of this report ranged from a low of $1.14 to a high of $760.49. In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our stock.

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

Our Chairman of the Board holds ordinary shares and Series A Preferred Shares that carry 100 votes per share, which enable him to influence many significant corporate actions, and his interests may not align with those of other shareholders.

On January 31, 2025, we issued 14,834 ordinary shares to Mr. Lingtao Kong in exchange for all of his ownership interests in Ridgeline, which owns 100% of Allright. As a result, Mr. Kong became the beneficial owner of approximately 38% of our outstanding ordinary shares immediately following the closing of the Restructuring Transactions. He was also elected Chairman of our Board following the closing of the Restructuring Transactions.

On July 16, 2026, following approval by the Audit Committee and the Board, we issued 100,000 Series A Preferred Shares to Mr. Kong. Each Series A Preferred Share is entitled to 100 votes per share and votes together with holders of our ordinary shares as a single class on all matters submitted to a vote of shareholders, unless otherwise required by applicable law or the Company’s memorandum and articles of association. As a result, Mr. Kong currently controls approximately 73.5% of our total voting power. The Series A Preferred Shares are convertible into ordinary shares and are subject to transfer restrictions and certain automatic conversion provisions.

Each Series A Preferred Share is convertible into one ordinary share at the holder’s option and is also subject to automatic conversion upon the occurrence of certain events, including if Mr. Kong ceases to serve as an executive officer or director of the Company or upon the closing of a Board-approved change-of-control transaction. The Series A Preferred Shares are also subject to transfer restrictions and generally may not be transferred without the Board’s prior written consent, subject to limited exceptions for certain tax or estate planning purposes.

Mr. Kong’s ownership of all of the outstanding Series A Preferred Shares, together with his leadership position, gives him significant influence over matters requiring shareholder approval, including director elections, amendments to governing documents, and major corporate transactions. His control could delay or prevent a change in control, potentially depriving shareholders of the opportunity to receive a premium for their shares and adversely affecting the market value and liquidity of our ordinary shares. His influence may also deter potential investors and raise actual or perceived conflicts of interest between his personal interests and those of other shareholders. Mr. Kong’s significant influence could affect our corporate decision-making and his interests may not align with those of other shareholders.

We qualify as a “controlled company” under the Nasdaq Listing Rules. Although we do not currently intend to rely on the exemptions available to controlled companies (relying instead on certain exemptions available to us as a foreign private issuer, as described under Item 16G. Corporate Governance below), we may elect to rely on some or all of the exemptions available to controlled companies in the future, in which case our shareholders may not have the same governance protections afforded to shareholders of companies that are subject to all applicable Nasdaq corporate governance requirements.

Under the Nasdaq Listing Rules, a “controlled company” is a company of which more than 50% of the voting power is held by an individual, group, or another company. Following the issuance of 100,000 Series A Preferred Shares to Mr. Kong, our Chairman of Board, he holds more than 50% of the voting power of our outstanding ordinary shares and Series A Preferred Shares, voting together as a single class, and we therefore qualify as a controlled company and would be eligible to rely on exemptions from the requirements that our board of directors be composed of a majority of independent directors and that we have a compensation committee and a nominating and corporate governance committee composed entirely of independent directors. We do not currently intend to rely on the exemptions available to controlled companies, and rely instead on certain exemptions available to us as a foreign private issuer, as described under Item 16G. Corporate Governance below. If we elect to rely on some or all of these exemptions in the future, our board of directors and committees may not consist of a majority of independent directors, and you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

We have identified material weaknesses in our internal control over financial reporting, and our disclosure controls and procedures were ineffective as of March 31, 2026. If we fail to remediate these weaknesses, our ability to report our financial results accurately and timely could be adversely affected.

As disclosed in Item 15 below, management concluded that our disclosure controls and procedures were ineffective as of March 31, 2026 due to material weaknesses in internal control over financial reporting, including a lack of timely reconciliation from China GAAP to U.S. GAAP, insufficient accounting staff with adequate U.S. GAAP experience, and a lack of timely reconciliation of revenue and accounts receivable collectability. Although we have implemented and continue to implement remediation measures, those material weaknesses have not yet been fully remediated. If we are unable to remediate these weaknesses and maintain effective disclosure controls and internal control over financial reporting, we may fail to timely or accurately report our financial results, be unable to prevent or detect misstatements, incur additional audit and compliance costs, and experience a loss of investor confidence that could adversely affect the market price of our ordinary shares.

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

Under the name of China Jo-Jo Drugstores, Inc., the Company was originally founded as a retail pharmacy business and subsequently ventured into the wholesale business in 2011 through the acquisition of Jiuxin Medicine. Prior to the Restructuring Transactions, we operated our pharmacies (including the medical clinics) through VIEs including Hangzhou Jiuzhou Grand Pharmacy Chain Co., Ltd. (“Jiuzhou Pharmacy”), Hangzhou Jiuzhou Clinic of Integrated Traditional and Western Medicine (General Partnership) (“Jiuzhou Clinic”), and Hangzhou Jiuzhou Medical & Public Health Service Co., Ltd. (“Jiuzhou Service”), which we controlled contractually through Jiuxin Investment. We also had a herb farming business cultivating and wholesaling herbs used for TCM prior to the Restructuring Transactions. This business was conducted through Hangzhou Qianhong Agriculture Development Co., Ltd. (“Qianhong Agriculture”), a wholly-owned subsidiary of Jiuxin Investment.

In the first quarter of 2025, the Company completed strategic restructuring of its overall business, aiming to transition from a high-cost retail segment to a wholesale-focused model by expansion of its wholesale business through acquisition of Allright and divestiture of its retail drugstores business. Pursuant to that certain Equity Exchange Agreement with Renovation, Mr. Lei Liu, Ms. Li Qi, and Oakview International Limited (“Oakview”), dated January 31, 2025, Renovation transferred all equity in Jiuxin Investment to Oakview, in exchange for irrevocable surrender for no consideration by Mr. Liu, Ms. Qi, Oakview and their affiliates in total 16,990 ordinary shares back to us. Concurrently on January 31, 2025, we entered into that certain Equity Exchange Agreement with Mr. Lingtao Kong and Ridgeline, pursuant to which the Company acquired from Mr. Kong all of the issued and outstanding ordinary shares of Ridgeline, the direct parent company of Allright, by issuing 14,834 ordinary shares to Mr. Kong. The Restructuring Transactions were approved by our shareholders at our annual general meeting of shareholders held on February 25, 2025, and were closed on February 28, 2025. Following the consummation of the Divestiture, Jiuxin Investment and all entities owned or controlled by Jiuxin Investment, including each of Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service, are owned or controlled indirectly by Mr. Liu and Ms. Qi. As the result of the Restructuring Transactions, the Company currently operates primarily in the wholesale business selling pharmaceutical products to trading companies and other businesses.

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

As result of the Restructuring Transactions in February 2025, we no longer operate in the retail pharmacy business or the herb farming business. In October 2025, Shouantang Bio, our wholly owned subsidiary, and Kahamadi Bio, a joint venture specializing in the development of nutritional supplement brands in which we held a 49% equity interest, were dissolved after having remained inactive for an extended period.

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

On January 31, 2025, we entered into (i) that certain Equity Exchange Agreement with Mr. Lingtao Kong and Ridgeline, pursuant to which the Company acquired from Mr. Kong, the sole shareholder of Ridgeline, all of the issued and outstanding ordinary shares of Ridgeline, by issuing 14,834 our ordinary shares to Mr. Kong, and (ii) that certain Equity Exchange Agreement with Renovation, Mr. Lei Liu, Ms. Li Qi, and Oakview, pursuant to which Renovation transferred all equity in Jiuxin Investment to Oakview, in exchange for irrevocable surrender for no consideration by Mr. Liu, Ms. Qi, Oakview and their affiliates in total 16,990 our ordinary shares back to us. The transactions were closed on February 28, 2025. Following the closing of these transactions, we changed our name from “China Jo-Jo Drugstores, Inc.” to “Ridgetech, Inc.”, effective as of February 28, 2025. We also changed our trading symbol on The Nasdaq Stock Market LLC from “CJJD” to “RDGT”, effective as of March 4, 2025. Effective as of the closing, Mr. Liu and Ms. Qi resigned from our board of directors and any other officer positions with us (including Mr. Liu’s role as our Chief Executive Officer), and Mr. Ming Zhao, our Chief Financial Officer, was appointed as our interim Chief Executive Officer to hold such office until a permanent Chief Executive Officer is duly appointed.

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

On March 27, 2026, pursuant to shareholder approval, our board approved a 1-for-150 reverse share split, which became effective on April 7, 2026. Pursuant to the reverse share split, every 150 issued and outstanding ordinary shares, par value US$0.001 per share, were automatically combined into one ordinary share, par value US$0.15 per share. As a result, our authorized share capital changed from US$36,010,000 divided into 36,000,000,000 ordinary shares with a par value of US$0.001 each and 10,000,000 preferred shares with a par value of US$0.001 each, to US$36,010,000 divided into 240,000,000 ordinary shares with a par value of US$0.15 each and 10,000,000 preferred shares with a par value of US$0.001 each. In connection with the effectiveness of the reverse share split, we adopted and filed our Fifth Amended and Restated Memorandum and Articles of Association with the Registrar of Companies of the Cayman Islands, thereby replacing our Fourth Amended and Restated Memorandum and Articles of Association in its entirety.

On June 29, 2026, following approval by the Audit Committee and the Board, we authorized and designated 2,000,000 Series A Preferred Shares. On July 16, 2026, we entered into a Subscription Agreement with Mr. Lingtao Kong and issued 100,000 Series A Preferred Shares to him. The Series A Preferred Shares carry enhanced voting rights and are subject to conversion and transfer restrictions, as described under “Item 10.B. Memorandum and Articles of Association — Preferred Shares” below.

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

We believe that our presence on multiple platforms offers greater opportunities to distribute pharmaceutical products nationwide, and that the acquisition of Allright has strengthened our online distribution capabilities and broadened our geographic reach and customer base.

Our Customers

Our wholesale customers includes retail pharmacies, clinics and third-party trading companies that purchase from us to resell to pharmacies throughout China. As of June 2026, we have more than 5000 varieties of products and serves over 180,000 customers including retail pharmacies, clinics and other vendors across the country.

On February 28, 2025, the Divestiture was completed. In accordance with ASC 205-20 (Discontinued Operations), the Company determined that Jiuxin Investment’s business qualified as a discontinued operation and has presented it as such in the audited consolidated financial statements. Financial results for discontinued operations are reported separately from continuing operations. After divestiture of Jiuxin Investment, the internal sales to Jiuzhou Pharmacy were not eliminated in the audited consolidated financial statements. For the fiscal year ended March 31, 2026, the Company had one customer that accounted for more than 10% of the Company’s total sales from continuing operations, which was 53.7%. For the fiscal year ended March 31, 2025, the Company had two customers that accounted for more than 10% of the Company’s total sales from continuing operations, which were 67.1% and 18.7%, respectively.

Following the consummation of the Restructuring Transactions, Jiuxin Medicine and Jiuzhou Pharmacy entered into a three-year supply agreement starting from February 28, 2025 (the “Supply Agreement”). Sales to Jiuzhou Pharmacy currently account for over 50% of the Company’s revenue and are expected to remain a significant source of revenue in the near term.

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

See “Item 3. Key Information – D. Risk Factor – Our business relies on a limited number of key customers, which may change from year to year, and a loss of one or more of these key customers may adversely affect our operating results.;” and “Item 3. Key Information - D. Risk Factors - We may face challenges in recovering accounts receivable from Jiuzhou Pharmacy and associated clinics following the Restructuring Transactions and in maintaining the supply relationship between Jiuxin Medicine and Jiuzhou Pharmacy, which we expect will continue to generate a substantial portion of our revenue in the near term. The loss of this relationship could have a material adverse effect on our business, financial condition, and results of operations.”

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

Suppliers

We source wholesale products from approximately 438 suppliers. For the fiscal year ended March 31, 2026, the Company had one supplier that accounted for more than 10% of the Company’s total purchases, which was 11.5%. These suppliers are neither related to nor affiliated with us. This supplier was neither related to nor affiliated with us. For the fiscal year ended March 31, 2025, the Company had four suppliers that accounted for more than 10% of the Company’s total purchases, which were 14.9%, 14.3%, 10.8% and 10.1%, respectively. None of these suppliers was related to or affiliated with us.

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

Employees

As of March 31, 2026, we had 64 employees combined in our wholesale operation. The number of employees for each area of operations, and such employees as a percentage of our total workforce, are as follows:

	As of March 31, 2026
	Employees	Percentage
Management	6	9.4
Technicians	2	3.1%
Offline wholesale	37	57.8%
Online platform	19	29.7%
Total	64	100.00%

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

Dividend Distribution

Under current applicable laws and regulations, each of our consolidated PRC entities, including WFOEs and domestic companies, may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our consolidated PRC entities is required to deposit at least ten percent (10%) of its after-tax profit based on PRC accounting standards each year into its statutory surplus reserve fund until the accumulative amount of such reserve reaches fifty percent (50%) of its registered capital. These reserves are not distributable as cash dividends. As of March 31, 2026, the accumulated balance of our statutory reserve funds reserves amounted to nil, and the accumulated losses of our consolidated PRC entities amounted to $17.69 million.

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

Internet Pharmaceutical Sales

China’s central government regulates Internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. Companies which sell pharmaceutical products to consumers through the Internet are required to obtain: (1) a drug distribution permit; (2) an Internet pharmaceutical information provider qualification certificate, renewable every five (5) years; (3) an Internet pharmaceutical transaction service qualification certificate, renewable every five (5) years; (4) a value-added telecommunication operation permit; and (5) registration with the Administration of Information Industry. Internet pharmacies are not allowed to distribute prescription drugs. The websites that sell pharmaceutical products must ensure transaction security and enable the consumers to consult with licensed pharmacists. Also, an Internet-based business in China is required to obtain and maintain certain assets relevant to its business, such as delivery and storage facilities. Allright has obtained required certificates and registrations.

Please also refer to the above Risk Factors sections “Risks Related to Our Corporate Structure” and “Risks Related to Doing Business in China”.

Environmental Matters

Neither our wholesale operation, nor historically our retail pharmacy business, involve any activities subject to specific PRC environmental regulations. Our medical clinics (a part of our historical retail pharmacy business) were in compliance with applicable regulations regarding the administration of medical wastes, including collections, temperate storage, and packaging and labeling of medical wastes. Pursuant to such regulations, we contracted with DadiWeikang Medical Wastes Disposal Center to dispose of all medical wastes generated by our clinics. As result of the Structuring Transactions in February 2025, we no longer operate in the retail pharmacy business or any clinics.

C. ORGANIZATIONAL STRUCTURE

The following diagrams illustrate our corporate structure before the Restructuring Transactions and after the Restructuring Transactions, respectively:

Before the Restructuring Transactions:

After the Restructuring Transactions:

In October 2025, both Shouantang Bio and Kahamadi Bio were dissolved. The diagram below illustrates our corporate structure as of the date of this report:

The table below summarizes the status of the registered capital of our PRC subsidiaries as of the date of this report:

Entity Name	Entity Type	Registered Capital	Registered Capital Paid	Due Date for Unpaid Registered Capital
Jiutong Medical	Subsidiary	USD 2,600,000	USD 2,600,000	N/A
Jiuxin Medicine	Subsidiary	RMB 90,000,000	RMB 78,917,780	December 20, 2029
Shouantang Technology	Subsidiary	USD 11,000,000	USD 11,000,000	N/A
Jiuyi Technology	Subsidiary	USD 5,000,000	USD 3,350,780	April 16, 2031
Allright	Subsidiary	RMB 10,000,000	RMB 800,000	December 31, 2031

D. PROPERTY, PLANTS AND EQUIPMENT

We are headquartered in Hangzhou, China. We own one property and lease our principal office.

Description	Location	Size (square meters)	Lease expiration date
Principal Executive office	5th Floor, Building 6, No. 100, 18th Street, Baiyang Sub-district, Qiantang District, Hangzhou City, Zhejiang Province, China	277.6	August 31, 2026

Land (1)	Lin’An District, Hangzhou, Zhejiang Province, China	18,616	February 1, 2040

(1)	See Note 11, “Intangible Assets” to the Financial Statements.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS.

The following discussion and analysis of our results of operations and financial condition for the fiscal years ended March 31, 2026, 2025 and 2024 should be read in conjunction with our financial statements and the notes to those financial statements that are included elsewhere in this report. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under the “Risk Factors,” “Cautionary Notice Regarding Forward-Looking Statements” and “Description of Business” sections and elsewhere in this report. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” “predict” and similar expressions to identify forward-looking statements. Although we believe the expectations expressed in these forward-looking statements are based on reasonable assumptions within the bound of our knowledge of our business, our actual results could differ materially from those discussed in these statements. Factors that could contribute to such differences include, but are not limited to, those discussed in the “Risk Factors” section of this report. We undertake no obligation to update publicly any forward-looking statements for any reason even if new information becomes available or other events occur in the future other than in compliance with the SEC rules and regulations.

Our financial statements are prepared in U.S. Dollars and in accordance with accounting principles generally accepted in the United States. See “Exchange Rates” at the end of this section for information concerning the exchange rates at which Renminbi (“RMB”) were translated into U.S. Dollars (“USD” or “$”) at various pertinent dates and for pertinent periods.

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

On January 31, 2025, the Company, Renovation, Mr. Lei Liu, Ms. Li Qi, and Oakview entered into that certain Equity Exchange Agreement, pursuant to which Renovation transferred all equity in Jiuxin Investment to Oakview, in exchange for irrevocable surrender by Mr. Liu, Ms. Qi, Oakview and their affiliates in total 16,990 our ordinary shares back to us. Concurrently on January 31, 2025, we entered into that certain Equity Exchange Agreement, with Mr. Lingtao Kong and Ridgeline, pursuant to which the Company acquired from Mr. Kong all of the issued and outstanding ordinary shares of Ridgeline, the direct parent company of Allright, by issuing 14,834 our ordinary shares to Mr. Kong. The Restructuring Transactions were approved by our shareholders at our annual general meeting of shareholders held on February 25, 2025, and were closed on February 28, 2025. Following the consummation of the Divestiture, Jiuxin Investment and all entities owned or controlled by Jiuxin Investment, including each of Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service, are owned or controlled indirectly by Mr. Liu and Ms. Qi. As the result of the strategic restructuring, the Company operates primarily in the wholesale business selling pharmaceutical products to trading companies and other businesses.

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

Consolidated Summary Financial Results

The following table summarizes our results of operations for the years ended March 31, 2026, 2025 and 2024:

	Years ended March 31,
	2026		2025		2024
	Amount	Percentage of total revenue	Amount	Percentage of total revenue	Amount	Percentage of total revenue
Revenue	$132,163,734	100.0%	$119,971,638	100.0%	$123,994,053	100.0%
Cost of goods sold	$127,409,588	96.4%	116,132,823	96.8%	119,115,636	96.1%
Gross profit	$4,754,146	3.6%	$3,838,815	3.2%	$4,878,417	3.9%
Selling expenses	$3,040,136	2.3%	$1,534,200	1.3%	$934,223	0.8%
General and administrative expenses	$3,580,025	2.7%	$3,339,954	2.8%	$3,348,112	2.7%
Income (loss) from operations	$(1,866,015)	(1.4)%	$(1,035,339)	(0.9)%	$596,082	0.5%
Other Income, net	$516,495	0.4%	$84,679	0.1%	$(1,423,151)	(1.1)%
Income tax expense (benefit)	$(99,098)	(0.1)%	$503,524	0.4%	$(41,363)	(0.0)%
Net loss from continuing operations	$(1,250,422)	(0.9)%	$(1,454,184)	(1.2)%	$(785,706)	(0.6)%
Net loss from discontinued operations, net of taxes	$-	-%	$(4,103,718)	(3.4)%	$(3,448,536)	(2.8)%
GAIN OF DIVESTITURE JIUXIN INVESTMENT	-	-%	15,757,753	13.1%	-	-%
Net income (loss)	$(1,250,422)	(0.9)%	$10,199,851	8.5%	$(4,234,242)	(3.4)%

Results of Operations

Comparison of years ended March 31, 2026 and 2025

Revenue

The following table breaks down the revenue for our two business segments for the years ended March 31, 2026 and 2025:

	For the years ended March 31,
	2026		2025
	Amount	% of total revenue	Amount	% of total revenue	Variance by amount	% of change
Revenue from offline wholesale	$117,872,139	89.2%	$118,864,443	99.1%	$(992,304)	(0.8)%
Revenue from online platform	14,291,595	10.8%	1,107,195	0.9%	13,184,400	1,190.8%
Total revenue	$132,163,734	100.0%	$119,971,638	100.0%	$12,192,096	10.2%

Offline wholesale revenue was $117,872,139 for the year ended March 31, 2026, representing a decrease of $992,304, or 0.8%, as compared to that of $118,864,443 for the year ended March 31, 2025. We previously provided credit terms to certain offline customers. However, we experienced delayed repayments from several customers. Despite eventual recovery of the outstanding amounts, we decided to discontinue some of our credit sales effective March 2025 as a risk mitigation measure. As a result, the wholesale revenue declined.

Online platform revenue increased by $13,184,400 from the year ended March 31, 2025 to the year ended March 31, 2026. This increase is primarily attributable to the inclusion of a full twelve months of Allright’s online platform revenue in the year ended March 31, 2026, compared to only one month (March 2025) of such revenue in the prior year period. On February 28, 2025, we acquired Ridgeline and its subsidiary, Allright which is a rapidly growing online and offline wholesale distributor of pharmaceutical and other healthcare products such as health foods, cosmetics and daily necessities in China. Allright actively trades on popular online distribution platforms nationwide. Through these online platforms, we sell various medical products to retail pharmacies, clinics and other vendors across the country. Allright also has its own online distribution platform.

Gross Profit

The average gross margins for each of our two business segments for the years ended March 31, 2026 and 2025 are as follows:

	Year ended March 31,
	2026	2025
Average gross margin for offline wholesale	3.4%	3.2%
Average gross margin for online platform	5.6%	7.4%

Gross profit was $4,754,146 for the year ended March 31, 2026, representing an increase by $915,331, or 23.8%, as compared to that of $3,838,815 for the year ended March 31, 2025. For the year ended March 31, 2026 and 2025, gross margins were approximately 3.6% and 3.2%, respectively.

Gross margin of offline wholesale sales slightly increased for the year ended March 31, 2026, as compared to the year ended March 31, 2025, primarily due to the sales of high-margin products during this period. Although as a retailer and distributor we have attempted to market the products to major local hospitals and other pharmacies, we have not been able to make significant progress. As a result, we do not have significant bargain power on the prices. So our wholesale profit margin varies from time to time. Until we are able to obtain status as a provincial or national exclusive sale agent for certain popular drugs or have sales access to large local hospitals, we may have to maintain low profit margins in order to drive sales on our wholesale business.

Gross margin of online platform sales was approximately 5.6% for the year ended March 31, 2026, as compared to 7.4% for the year ended March 31, 2025 Due to online price transparency, customers can easily compare prices between different online pharmaceutical vendors. In order to keep competitive in the market, we chose to lower our prices. On the other side, we continuously searched for popular products with high profit margin and negotiated with the suppliers for better terms.

Selling and Marketing Expenses

Sales and marketing expenses for the year ended March 31, 2026 increased by $1,505,936 or 98.2%, as compared to the year ended March 31, 2025, primarily due to an increase in the sales and marketing expenses. The sales and marketing expenses increased by approximately $1.32 million, which was primarily attributable to the increase in drug distribution service fee resulting from the acquisition of Allright, which was recognized over 12 months this year, compared to just one month as the acquisition took place at the end of the Fiscal year 2025. Overall, such expenses as a percentage of our revenue were 2.3% and 1.3%, respectively, for the years ended March 31, 2026 and 2025.

General and Administrative Expenses

General and administrative expenses for the year ended March 31, 2026 increased by $240,071 or 7.2%, as compared to the year ended March 31, 2025, primarily due to the increase in employee salary of approximately $0.31 million, offset by the decrease in exchange loss. Such expenses as a percentage of revenue decreased for the year ended March 31, 2026 to 2.7% from 2.8% for the same period a year ago. This increase in employee salary was primarily attributable to the acquisition of Ridgeline and its subsidiary Allright on February 28, 2025, which led to a rise in employee headcount and consequently an increase in employee salaries.

Loss from Operations

As a result of the above, loss from operations was $1,866,015 and $1,035,339 for the years ended March 31, 2026 and 2025, respectively. Our operating margin for the year ended March 31, 2026 and 2025 was (1.4) % and (0.9)%, respectively.

Other Income, net

Other expense, net was $516,495 for the year ended March 31, 2026, compared to $84,679 for the year ended March 31, 2025, representing an increase of $431,816. The increase was primarily attributable to an increase in interest income of approximately $0.36 million for the year ended March 31, 2026.

Income Taxes

Our income tax expense for the year ended March 31, 2026 decreased by $602,622 as compared to the year ended March 31, 2025. The decrease was primarily attributable to a reduction in the valuation allowance against deferred tax assets recognized for the year ended March 31, 2026, compared to a deferred tax expense recorded for the year ended March 31, 2025.

Net Loss from continuing operations

As a result of the foregoing, net loss from continuing operations was $1,250,422 and $1,454,184 in the years ended March 31, 2026 and 2025.

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

Online platform revenue increased by $1,107,195 from the year ended March 31, 2024 to the year ended March 31, 2025. The increased reflects Allright’s online platform revenue for the month of March, 2025. On February 28, 2025, we acquired Ridgeline and its subsidiary, Allright which is a rapidly growing online and offline wholesale distributor of pharmaceutical and other healthcare products such as health foods, cosmetics and daily necessities in China. Allright actively trades on popular online distribution platforms nationwide. Through these online platforms, we sell various medical products to retail pharmacies, clinics and other vendors across the country. Allright also has its own online distribution platform.

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

Selling and Marketing Expenses

Sales and marketing expenses for the year ended March 31, 2025 increased by $599,977 or 64.2%, as compared to the year ended March 31, 2024, primarily due to an increase in the sales and marketing expenses. The sales and marketing expenses increased by approximately $0.69 million, which was primarily attributable to the increase in drug distribution service fee. Overall, such expenses as a percentage of our revenue were 1.3% and 0.8% respectively, for the years ended March 31, 2025 and 2024.

General and Administrative Expenses

General and administrative expenses for the year ended March 31, 2025 decreased by $8,158 or 0.2%, as compared to the year ended March 31, 2024, primarily due to the decrease in warehousing management fee, offset by the increase in exchange loss of approximately $0.51 million. Such expenses as a percentage of revenue increased for the year ended March 31, 2025 to 2.8% from 2.7% for the same period a year ago. In the year ended March 31, 2025, we recorded approximately $0.52 million in warehousing management fee as compared to approximately $0.99 million in warehousing management fee in the year ended March 31, 2024.

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

Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations

The following table summarizes our contractual obligations:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Notes payable	$22,669	22,669	-	-	-
Total	$22,669	22,669	-	-	-

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

The exchange rates used to translate amounts in RMB into USD for the purposes of preparing the audited consolidated financial statements or otherwise disclosed in this report were as follows:

	March 31, 2026	March 31, 2025	March 31, 2024
Balance sheet items, except for the registered and paid-up capital, as of end of period/year	USD1: RMB 6.8980	USD1: RMB 7.2567	USD1: RMB 7.2203

Amounts included in the statement of Operations and statement of cash flows for the period/ year ended	USD1: RMB 7.1019	USD1: RMB 7.2163	USD1: RMB 7.1671

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

As of March 31, 2026, the Company had a credit line of approximately $5.80 million in the aggregate from HUB. By putting up the restricted cash of $0.01 million deposited in the banks, the total credit line was $5.81 million. As of March 31, 2026, the Company had approximately $0.02 million of bank notes payable and approximately $5.79 million bank credit line was still available for further borrowing. As the Chinese economy growth slows down, the national interest rates continue to decrease. Local banks such as HUB are encouraged to provide low interest rate loans to local enterprises.

To meet its working capital needs, the Company has also actively pursued, and intends to continue pursuing capital raising efforts as well as strategic and operational initiatives to improve its wholesale business performance. For example, on October 30, 2025, we sold 31,200 ordinary shares in a private placement for aggregate gross proceeds of $2,808,000, and issued warrants to purchase up to 78,000 ordinary shares, all of which warrants were cashless exercised on November 21, 2025 for 47,243 ordinary shares. Additionally, on December 29, 2025, we entered into a sales agreement with AC Sunshine Securities LLC pursuant to which the Company may offer and sell, from time to time, ordinary shares having an aggregate offering price of up to $200,000,000 under an at-the-market offering program (the “ATM Program”). On July 11, 2026, we terminated the sales agreement with AC Sunshine Securities LLC, and on July 28, 2026, entered into a new sales agreement with Pacific Century Securities, LLC, which now serves as the sales agent for the ATM Program. As of the date of this report, we had sold an aggregate of 3,487,171 ordinary shares under the ATM Program for aggregate gross proceeds of $15,279,787.

Based on the above factors, the Company believes it has sufficient financial resources to support its operations for at least the next 12 months.

Our cash flows for the periods indicated are as follows:

	For the year ended March 31,
	2026	2025	2024
Net cash provided by (used in) operating activities	$(1,393,945)	$1,247,770	$(3,155,439)
Net cash used in investing activities	$(449)	$(18,135,078)	$(2,039,850)
Net cash provided by (used in) financing activities	$(29,714)	$1,505,592	$8,004,291

Net cash used in operating activities

Net cash used in operating activities for the year ended March 31, 2026 was approximately $1.39 million, primarily attributable to net loss of approximately $1.25 million, adjusted for non-cash item of depreciation and amortization expenses of approximately $0.36 million and changes in operating assets and liabilities including: (i) an increase of approximately $3.46 million in accounts receivable, (ii) an increase of approximately $2.04 million in other receivable, (iii) an increase of approximately $2.01 million in accounts payable, and (ⅳ) a decrease of approximately $1.95 million in inventories.

Net cash provided by operating activities for the year ended March 31, 2025 was approximately $1.25 million, primarily attributable to net income of approximately $10.20 million, adjusted for non-cash item of depreciation and amortization expenses of approximately $1.14 million, amortization of right-of-use assets of approximately $4.88 million, gain on disposal of subsidiaries of approximately $15.76 million and changes in operating assets and liabilities including: (i) an increase of approximately $10.04 million in accounts receivable, (ii) a decrease of approximately $11.76 million in other receivable, (iii) a decrease of approximately $21.13 million in accounts payable, and (ⅳ) an increase of approximately $28.75 million in other payables and accrued liabilities.

Net cash used in operating activities for the year ended March 31, 2024 was approximately $3.16 million, resulting primarily from net loss of approximately $4.23 million, adjusted for non-cash item of depreciation and amortization expenses of approximately $0.79 million, amortization of right-of-use assets of approximately $4.59 million, loss from long-term investments of approximately $1.61 million and changes in operating assets and liabilities including: (i) an increase of approximately $1.80 million in accounts receivable, (ii) an increase of approximately $6.00 million in accounts payable, and (iii) an increase of approximately $1.70 million in inventories.

Net cash used in investing activities

Net cash used in investing activities resulted in cash outflow of $449 for the year ended March 31, 2026. Cash used in investing activities for the year ended March 31, 2026 was mainly due to $449 used for purchases of long-term assets.

Net cash used in investing activities resulted in cash outflow of approximately $18.14 million for the year ended March 31, 2025. Cash used in investing activities for the year ended March 31, 2025 was mainly due to approximately $22.35 million cash disposed from divestiture Jiuxin Investment offset by approximately $4.83 million cash acquired from acquisition of Ridgeline.

Net cash used in investing activities resulted in cash outflow of approximately $2.04 million for the year ended March 31, 2024. Cash used in investing activities for the year ended March 31, 2024 was mainly due to approximately $1.12 million used for investment in a joint venture and approximately $0.92 million used for purchases of long-term assets.

Net cash provided by financing activities

Net cash used in financing activities resulted a cash outflow of approximately $0.03 million for the year ended March 31, 2026, which was mainly attributable to approximately $24.94 million in repayment of notes payable offset by approximately $10.88 million proceeds from equity and debt financing and approximately $14.35 million in proceeds from notes payable.

Net cash provided by financing activities resulted a cash inflow of approximately $1.51 million for the year ended March 31, 2025, which was mainly attributable to approximately $51.69 million proceeds from notes payable and approximately $7.63 million proceeds from equity and debt financing offset by approximately $56.37 million in repayment of notes payable.

Net cash provided by financing activities resulted a cash inflow of approximately $8.00 million for the year ended March 31, 2024, which was mainly attributable to approximately $56.88 million proceeds from notes payable and approximately $2.59 million proceeds from equity and debt financing offset by approximately $53.00 million in repayment of notes payable.

As of March 31, 2026, we had cash and cash equivalents and restricted cash of approximately $17,913,781. Our total current assets as of March 31, 2026, were $64,556,192 and total current liabilities were $27,894,710, which resulted in a working capital of $36,661,482.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company has no research and development policy for the past three years.

D. TREND INFORMATION.

Industry and Market Outlook

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2026 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E. CRITICAL ACCOUNTING ESTIMATES

See above under Item 5. Operating and Financial Review and Prospects - A. Operating Results - Critical Accounting Policies and Estimates.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. DIRECTORS AND SENIOR MANAGEMENT.

The following table identifies our current executive officers and directors as of the date of this report, their respective offices and positions, and their respective dates of election or appointment:

Name	Age(1)	Position	Date of Appointment
Lingtao Kong	36	Chairman of the Board of Directors	February 28, 2025(6)
Ming Zhao	50	Interim Chief Executive Officer and Chief Financial Officer	August 1, 2011(2)
Caroline Wang (3) (4) (5)	39	Director	March 29, 2017
Jiangliang He (3) (4) (5)	63	Director	September 4, 2018
Genghua Gu (3) (4) (5)	75	Director	March 28, 2014

(1)	As of the date of this report.

(2)	Mr. Zhao was appointed as our Chief Financial Officer as of August 1, 2011 and as Interim Chief Executive Officer as of February 28, 2025.

(3)	Member of the Audit Committee.

(4)	Member of the Compensation Committee.

(5)	Member of the Nominating Committee.

(6)	Pursuant to that certain equity exchange agreement, dated as of January 31, 2025 (the “Acquisition Agreement”), we entered into with Ridgeline and Lingtao Kong, we agreed to take all necessary action to cause Mr. Kong to be nominated and elected as a director on our Board effective as of the closing of the transactions contemplated by the Acquisition Agreement. The election of Mr. Kong to our Board as Chairman was approved by our shareholders at our annual general meeting of shareholders held on February 25, 2025 and his appointment was effective as of February 28, 2025.

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

B. COMPENSATION.

Compensation of Directors and Executive Officers

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to our principal executive officer and principal financial officer during the last two fiscal years. No other executive officer received compensation in excess of $100,000 during the fiscal year ended March 31, 2026 and 2025. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Summary Compensation Table
Name and Principal Position	Fiscal Year ended March 31,		Salary ($)(3)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Lei Liu,	2026	(1)	-0-	-0-	-	-0-	-0-	-0-	-0-	-0-
Former CEO	2025		82,500	-0-	-	-0-	-0-	-0-	-0-	82,500

Ming Zhao,	2026	(1)	88,000	-0-	-	-0-	-0-	-0-	-0-	88,000
CFO and Interim CEO	2025		88,000	-0-	-	-0-	-0-	-0-	-0-	88,000

(1)	As disclosed above under Item 4. Information on the Company -History and Development of the Company, Mr. Liu resigned from our board of directors (the “Board”) and any other officer positions with us (including Mr. Liu’s role as our Chief Executive Officer), effective as of February 28, 2025. Mr. Zhao was appointed as Interim Chief Executive Officer as of February 28, 2025.

(2)	Reflects the full fair value of stock issued during the applicable fiscal year for financial statement reporting purposes.

(3)	Salary as reported is based on interbank exchange rate of RMB 7. 2567 to $1.00 on March 31, 2025 and RMB 6.8980 to $1.00 on March 31, 2026.

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

Outstanding Equity Awards at Fiscal Year Ended March 31, 2026

Option Awards						Stock Awards
Name	Number of securities underlying unexercised options exercisable	Equity incentive plan awards: number of securities underlying unexercised options unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
Ming Zhao	-	-	-	-	-	-	-	-	$-

Director Compensation

The following table provides compensation information for our directors during the fiscal year ended March 31, 2026:

Director Compensation Table
Name	Fiscal Year ended March 31,	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Lingtao Kong (2)	2026	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Caroline Wang	2026	11,263	-0-	-0-	-0-	-0-	-0-	11,263
Genghua Gu	2026	5,069	-0-	-0-	-0-	-0-	-0-	5,069
Jiangliang He	2026	5,069	-0-	-0-	-0-	-0-	-0-	5,069

(1)	Reflects dollar amount expensed by the Company during the applicable fiscal year for financial statement reporting purposes.

(2)	For more information, see above under Item 4. Information on the Company -History and Development of the Company, the election of Mr. Kong to our Board as Chairman was approved by our shareholders at our annual general meeting of shareholders held on February 25, 2025 and his appointment was effective as of February 28, 2025. Mr. Kong did not receive any compensation during the fiscal year ended March 31, 2026.

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

Agreement with Jiangliang He

On September 4, 2018, we entered into an agreement with Mr. He in the form of a director offer letter pursuant to which we agreed to compensate him $5,023 (RMB36,000) annually for her services. Additionally, she is entitled to be included as an insured under our directors and officers insurance policy.

Agreement with Pingfan Wu

On October 26, 2018, we entered into an agreement with Ms. Wu in the form of a director offer letter pursuant to which we agreed to compensate him $9,349 (RMB60,000) annually for her services. Additionally, she is entitled to be included as an insured under our directors and officers insurance policy. On May 31, 2024, Ms. Pingfan Wu had resigned from her position as a member of the Board due to personal reasons.

C. BOARD PRACTICES.

The Board of Directors and Committees

Under the Company’s Fifth Amended and Restated Memorandum of Association and Articles of Association, the number of directors of the Company shall not be less than two. There shall be no maximum number of directors unless otherwise determined from time to time by the shareholders in general meeting. The Company may from time to time in general meeting by ordinary resolution increase or reduce the number of directors but the number of directors shall never be less than two. Currently, the Board consists of four directors. The directors of the Company do not have a definite term of office, and each director will serve until the next annual meeting and until the director’s successor is elected and qualified.

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

Our Board of Directors has three committees. During the fiscal year ended March 31, 2026, our Board of Directors and its committees held the following number of meetings and took the following number of actions by unanimous written consent:

	Meetings	Unanimous written consents
Board of Directors	2	4
Audit Committee	1	1
Compensation Committee	1	0
Nominating Committee	1	0

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

D. EMPLOYEES.

As of March 31, 2026, we had 64 employees combined in our wholesale operations. The number of employees for each area of operations as of March 31, 2026, and such employees as a percentage of our total workforce, are as follows:

	As of March 31, 2026
	Employees	Percentage
Management	6	9.4
Technicians	2	3.1%
Offline wholesale	37	57.8%
Online platform	19	29.7%
Total	64	100.00%

E. SHARE OWNERSHIP.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding our ordinary shares beneficially owned on July 30, 2026, for (i) each stockholder known to be the beneficial owner of five percent (5%) or more of our outstanding ordinary shares, (ii) each executive officer and director, and (iii) all executive officers and directors as a group. To the best of our knowledge, subject to community and marital property laws, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted.

Ordinary Shares Beneficially Owned
Executive officers and directors: (1)	Number of Shares beneficially owned (2)	Percentage of class beneficially owned (3)
Lingtao Kong, Chairman of the Board of Directors (4)	114,834	3.2%
Ming Zhao, Interim Chief Executive Officer and Chief Financial Officer	5	*	%
Caroline Wang, Director	-	-
Genghua Gu, Director	1	*	%
Jiangliang He, Director	-	-

5% Shareholders:
N/A

*	Less than 0.1%.

(1)	Unless otherwise noted, the address for each of the Company’s current directors and officers is: 5th Floor, Building 6, No. 100, 18th Street, Baiyang Sub-district, Qiantang District, Hangzhou City, Zhejiang Province, People’s Republic of China, 310008.

(2)	Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of ordinary shares actually outstanding.

(3)	Unless otherwise noted, the number and percentage of outstanding shares of ordinary shares is based upon 3,629,540 shares outstanding as of July 30, 2026.

(4)	Representing (i) 14,834 ordinary shares and (ii) 100,000 Series A Preferred Shares held of record by Lingtao Kong. Each Series A Preferred Share is convertible at the option of the holder at any time into one ordinary share, subject to the terms of the Statement of Rights applicable to such Series A Preferred Shares.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. MAJOR SHAREHOLDERS

Please refer to Item 6.E “Directors, Senior Management and Employees - Share Ownership.” As of the date of this annual report, we are not aware of any person or entity that beneficially owns 5% or more of our outstanding ordinary shares.

To our knowledge, (A) we are not directly or indirectly owned or controlled by (i) another corporation or (ii) any foreign government and (B) there are no arrangements (including any announced or expected takeover bid), the operation of which may at a subsequent date result in a change in our control.

All of our shareholders, including our directors and executive officers, have the same voting rights with respect to their ordinary shares. Our Chairman of the Board, Lingtao Kong, holds 100,000 Series A Preferred Shares, which carry one hundred votes per share and are convertible into ordinary shares in accordance with the Statement of Rights applicable to the Series A Preferred Shares, as described under “Item 10.B. Memorandum and Articles of Association — Preferred Shares” below.

B. RELATED PARTY TRANSACTIONS.

Subscription Agreement for Series A Preferred Shares

On July 16, 2026, the Company entered into a Subscription Agreement (the “Subscription Agreement”) with Mr. Lingtao Kong, Chairman of the Board of Directors, pursuant to which the Company issued 100,000 Series A Preferred Shares to Mr. Kong for an aggregate subscription price of US$100. The Audit Committee reviewed and approved the Subscription Agreement and the related-party aspects of the transactions contemplated thereby, including potential conflicts of interest. The issuance was approved for the purposes of promoting continuity of leadership, strategic direction and corporate stability, retaining and incentivizing Mr. Kong’s continued service to the Company, enhancing the Company’s ability to respond to hostile takeover attempts or other unsolicited change-of-control transactions, and achieving those objectives in a manner that minimizes economic dilution to existing shareholders. Each Series A Preferred Share carries 100 votes per share and votes together with holders of ordinary shares as a single class on all matters submitted to a vote of shareholders, unless otherwise required by applicable law or the Company’s memorandum and articles of association. The Series A Preferred Shares are subject to conversion, transfer, and other restrictions as described under “Item 10.B. Memorandum and Articles of Association — Preferred Shares” below.

Equity Exchange Agreements

On January 31, 2025, we entered into (i) that certain Equity Exchange Agreement with Mr. Lingtao Kong and Ridgeline, pursuant to which the Company acquired from Mr. Kong all of the issued and outstanding ordinary shares of Ridgeline, by issuing 14,834 our ordinary shares to Mr. Kong, and (ii) that certain Equity Exchange Agreement with Renovation, Mr. Lei Liu, Ms. Li Qi, and Oakview, pursuant to which Renovation transferred all equity in Jiuxin Investment to Oakview, in exchange for irrevocable surrender for no consideration by Mr. Liu, Ms. Qi, Oakview and their affiliates in total 16,990 our ordinary shares back to us. The transactions were closed on February 28, 2025. Following the closing of these transactions, we changed our name from “China Jo-Jo Drugstores, Inc.” to “Ridgetech, Inc.”, effective as of February 28, 2025. We also changed our trading symbol on The Nasdaq Stock Market LLC from “CJJD” to “RDGT”, effective as of March 4, 2025. Effective as of the closing, Mr. Liu and Ms. Qi resigned from our board of directors and any other officer positions with us (including Mr. Liu’s role as our Chief Executive Officer), and Mr. Ming Zhao, our Chief Financial Officer, was appointed as our interim Chief Executive Officer to hold such office until a permanent Chief Executive Officer is duly appointed.

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

Due from related parties:	March 31, 2026	March 31, 2025	March 31, 2024
Due from a director of subsidiaries(1)	329,258	-	7,202
Hangzhou Kahamadi Biotechnology Co., Ltd	-	-	12,535
Total	$329,258	$-	$19,737

Due to related parties:	March 31, 2026	March 31, 2025	March 31, 2024
Due to a director of subsidiaries(2)	-	2,130	2,140
Total	$-	$2,130	$2,140

(1)	Advances to directors of our subsidiaries.

(2)	Borrowed from a director of subsidiaries.

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

Based on the records of our transfer agent, we had 3,629,540 shares of ordinary shares issued and outstanding as of July 30, 2026.

D. SELLING SHAREHOLDERS.

Not applicable.

E. DILUTION.

Not applicable.

F. EXPENSES OF THE ISSUE.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands and our affairs are governed by our currently effective Fifth Amend and Restated Memorandum and Articles of the Association, the Companies Law (as amended) of the Caymans Islands, which is referred to as the Companies Law below, and common law of the Cayman Islands. Our authorized share capital is US$36,010,000 divided into (i) 240,000,000 Ordinary Shares of a par value of US$0.15 each and (ii) 10,000,000 preferred shares of a par value of US$0.001 each Of the 10,000,000 authorized preferred shares, the Board of Directors has designated 2,000,000 preferred shares as “Series A Preferred Shares” with a par value of US$0.001 per share, pursuant to a Statement of Rights adopted by the Board on June 29, 2026. As of the date of this annual report, 100,000 Series A Preferred Shares are issued and outstanding.

We have included summaries of material provisions of our amended and restated memorandum and articles of association insofar as they relate to the material terms of our share capital. The summaries do not purport to be complete and are qualified in their entirety by reference to our Fifth Amend and Restated Memorandum and Articles of the Association, which is filed as Exhibit 1.1 to this annual report.

Ordinary Shares

All of our outstanding ordinary shares are fully paid and non-assessable.

Issuance of Shares and Changes to Capital

Our board of directors with the power for the Company, insofar as is permitted by law, is able to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Company Law and the Fifth Amended and Restated Articles of Association of the Company, which is referred to as the Articles below, and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power otherwise regulated in our Fifth Amend and Restated Memorandum and Articles of the Association.

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

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call annual general meetings; however, our Fifth Amended And Restated Memorandum and Articles of Association provide that in each year we will hold an annual general meeting of shareholders at a time determined by our board of directors. Also, we may, but are not required to (unless required by the Companies Law), in each year hold any other extraordinary general meeting.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. The Fifth Amended and Restated Memorandum And Articles of Association provide that upon the requisition of shareholders representing not less than 30% of the paid-up share capital of the Company, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, shareholders shall have no right to propose certain resolutions, including the declaration and sanctioning of dividends, the consideration and adoption of the accounts and balance sheet and the reports of the directors and auditors and other documents required to be annexed to the balance sheet, the election of directors; and adoption of the Company’s equity incentive plan and its amendments.

Our Fifth Amended And Restated Memorandum and Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings. Subject to regulatory requirements, our annual general meeting must be called by not less than ten (10) clear days’ notice, and any extraordinary general meetings must be called by not less than fourteen (14) clear days’ notice, in each case, prior to the relevant shareholders meeting and convened by a notice discussed below. Alternatively, upon the prior consent of all holders entitled to attend and vote (with regards to an annual general meeting), and the holders of a majority in number of the Members having the right to attend and vote at the meeting (with regard to an extraordinary general meeting), that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.

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

A resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by the chairman of the meeting, certain shareholders as provided in the Articles or as required by the rules of Nasdaq. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote present in person or by proxy and voting at the meeting. A special resolution requires the affirmative vote of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting (except for certain matters described below which require an affirmative vote of two-thirds). Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our Fifth Amended And Restated Memorandum and Articles of Association.

Our Fifth Amended And Restated Memorandum and Articles of Association provide that the affirmative vote of no less than two-thirds of votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting shall be required to approve a) to reduce its share capital or any capital redemption reserve or other undistributable reserve; b) the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be a person or persons or (in the case of a shareholder being a corporation) its duly authorized representative together holding or representing by proxy not less than one-third in nominal value of the issued voting shares of that class; c) every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him; and d) any holder of shares of the class present in person or by proxy or authorized representative may demand a poll.

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

Anti-Takeover Provisions

Some provisions of our Fifth Amended And Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Inspection of Books and Records

Holders of ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. No shareholder (other than a director) shall have any right of inspecting any accounting record or book or document of the Company except as conferred by law or authorized by the Board or the Company in general meeting. Notwithstanding the above, our Fifth Amended And Restated Memorandum and Articles of Association provide our shareholders with the right to receive annual audited financial statements. Such right to receive annual audited financial statements may be satisfied by filing such annual reports as we are required to file with the SEC.

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

Series A Preferred Shares

On June 29, 2026, the Board of Directors designated 2,000,000 preferred shares as Series A Preferred Shares (par value US$0.001 per share) pursuant to a Statement of Rights. On July 16, 2026, the Company issued 100,000 Series A Preferred Shares to Mr. Lingtao Kong, Chairman of the Board, pursuant to a Subscription Agreement, for an aggregate subscription price of US$100 (US$0.001 per share).

The principal rights, preferences, privileges, restrictions and conditions attaching to the Series A Preferred Shares are as follows:

Ranking. The Series A Preferred Shares rank pari passu with the ordinary shares and all other classes or series of shares of the Company in all respects, including with respect to the payment of dividends, distributions upon a liquidation, dissolution or winding up of the Company, redemption or any other rights, save that upon a liquidation, dissolution or winding up, the amount repayable in respect of each Series A Preferred Share shall be limited to the amount that would be repayable in respect of the number of ordinary shares into which such Series A Preferred Share is then convertible.

Voting Rights. Each holder of a Series A Preferred Share is entitled to receive notice of, attend, speak and vote at any general meeting of the Company. The Series A Preferred Shares vote together with the holders of ordinary shares as a single class on all matters submitted to a vote of members, unless otherwise required by applicable law or the articles of association of the Company, and do not carry any separate class vote except to the extent required by applicable law or the articles of association of the Company in connection with any variation of the rights attaching to the Series A Preferred Shares. Holders of Series A Preferred Shares are entitled to 100 votes per Series A Preferred Share on all matters submitted to shareholders for approval.

Conversion Rights. Each holder of Series A Preferred Shares has the right, at any time and from time to time, to convert all or any portion of their Series A Preferred Shares into fully paid ordinary shares at the then-applicable Conversion Ratio by delivering written notice to the Company at least 15 days prior to the proposed conversion date. The initial Conversion Ratio is one ordinary share per Series A Preferred Share, subject to proportional adjustment for any subdivision, split, consolidation, share dividend, reclassification, reorganization, or other recapitalization event affecting the ordinary shares.

Automatic Conversion. Each Series A Preferred Share will automatically convert into the number of fully paid ordinary shares equal to the then-applicable Conversion Ratio upon the occurrence of either of the following events: (i) the initial holder of the Series A Preferred Shares ceases to serve as an executive officer or director of the Company for any reason whatsoever, including by reason of resignation, removal (with or without cause), death or permanent incapacity; or (ii) the closing of a transaction constituting a change of control of the Company that has been recommended, approved or consented to by the Board prior to or at the time of such closing (a “Board-Approved Change of Control”). For the avoidance of doubt, any hostile takeover, unsolicited tender offer, unsolicited exchange offer or any other unsolicited change-of-control transaction not recommended or approved by the Board is expressly excluded from the definition of Board-Approved Change of Control.

In connection with any Board-Approved Change of Control, from the date on which the Board formally issues its recommendation, approval or consent until the earlier of (i) the closing of such transaction and (ii) the date on which the Board formally withdraws or revokes such recommendation in its entirety, each holder of Series A Preferred Shares shall not exercise any voting rights attaching to the Series A Preferred Shares in any manner contrary to, or inconsistent with, the Board’s recommendation, whether at any general meeting, by written resolution or otherwise.

Top-Up Payment. On any conversion of Series A Preferred Shares into ordinary shares (whether voluntary or automatic), if the aggregate par value of the ordinary shares to be issued upon such conversion exceeds the aggregate par value of the Series A Preferred Shares being converted, the converting holder must pay to the Company, as a condition precedent to the issuance of such ordinary shares, a cash amount equal to such excess (the “Top-Up Payment”). If the Top-Up Payment is not paid in full by the applicable deadline, no ordinary shares will be issued upon such conversion and the relevant Series A Preferred Shares will be automatically surrendered and cancelled for no consideration, provided that the Board may, in its sole discretion, waive or extend such payment deadline.

Transfer Restrictions. No holder of Series A Preferred Shares may sell, assign or transfer any Series A Preferred Shares to any person without the prior written consent of the Board (excluding the vote of any holder of Series A Preferred Shares), which may be withheld for whatever reason at the Board’s sole discretion; provided, however, that the initial holder may transfer Series A Preferred Shares to one or more trusts, family holding companies or other entities established and controlled by the initial holder solely for bona fide tax or estate planning purposes, so long as the initial holder retains sole voting control and sole investment control over such entities, and provided further that the transferee executes and delivers to the Company a joinder agreement in form and substance reasonably satisfactory to the Company. The Board will refuse to register any transfer of Series A Preferred Shares purported to be made in violation of these restrictions.

Variation. The rights attaching to the Series A Preferred Shares may only be varied in accordance with the articles of association of the Company.

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

Dividend Distribution

Under current applicable laws and regulations, each of our consolidated PRC entities, including WFOEs and domestic companies, may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our consolidated PRC entities is required to deposit at least ten percent (10%) of its after-tax profit based on PRC accounting standards each year into its statutory surplus reserve fund until the accumulative amount of such reserve reaches fifty percent (50%) of its registered capital. These reserves are not distributable as cash dividends. As of March 31, 2026 the accumulated balance of our statutory reserve funds reserves amounted to nil, and the accumulated losses of our consolidated PRC entities amounted to $16.75 million.

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

As of March 31, 2026, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Interim Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures.

Based on the evaluation, our Interim Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2026, our disclosure controls and procedures were ineffective. They reached this conclusion due to the presence of material weaknesses in internal controls over financial reporting as described below. Management anticipates that our disclosure controls and procedures will remain ineffective until such material weaknesses are remediated.

Management’s Report on Internal Control over Financial Reporting

We assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2026. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO) in the Internal Control-Integrated Framework. We are responsible for establishing and maintaining adequate internal control over financial reporting. Based on our evaluation, management concluded that our internal control over financial reporting was ineffective as of March 31, 2026 due to the following material weaknesses:

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

Management’s assessment of the control deficiency over accounting and finance personnel as of March 31, 2026 considered the same factors, including:

●	the number of adjustments proposed by our independent auditors during our semiannual review and annual audit processes;

●	how adequately we complied with U.S. GAAP on transactions; and

●	how accurately we prepared supporting information to provide to our independent auditors on a semiannually and annual basis.

Based on the above factors, management concluded that the lack of timely reconciliation of booking and recording from China GAAP to US GAAP, lack of accounting staff with sufficient US GAAP experience, and lack of timely reconciliation of revenue and accounts receivable collectability are material weaknesses as of March 31, 2026.

Remediation of Material Weakness for the year ended March 31, 2026

Subsequent to the identification of the material weakness, we have enhanced existing controls and design and implemented new controls. We have devoted significant time and attention to remediate the above material weaknesses. For example, we redesigned our system to retrieve data faster, so we are able to identify and reconcile the GAAP difference more efficiently. We continued to use SAP to strengthen the data processing and transferring. In addition, we trained our accounting staff with US GAAP knowledge, so they can meet the requirement from our auditors more efficiently. Additionally, we plan to more closely monitor the collection of our accounts receivables. We will check more often about the collectability of their receivables. If we determine that the accounts are uncollectible, we will quickly seek the potential recovery and recognize any potential loss soon. These improvements to our internal control infrastructure were implemented, and were in place in connection with the preparation of our financial statements for the year ended March 31, 2026. However, the material weaknesses have not yet been fully remediated, and we will continue to monitor and test the effectiveness of the newly implemented controls. We believe that the remediation initiative outlined above will be sufficient to remediate as the changes become operational for future years the material weakness in internal control over financial reporting as discussed.

Changes in Internal Control over Financial Reporting

Other than for the on-going remediation efforts described above, there have been no changes in our internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act that occurred during the year ended March 31, 2026, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Our current principal independent auditor is YCM CPA INC. (“YCM”) whom we engaged on May 31, 2022. The following table shows the fees for audit and other services provided by YCM in relation to our 2026 and 2025 fiscal years:

	For the Fiscal Years ended March 31,
	2026	2025
Audit Fees (1)	$278,500	$335,000
Audit-Related Fees (2)	-	-
Tax Fees (3)	-	-
All Other Fees (4)	-	-
Total	$278,500	$335,000

(1)	Audit Fees: This category includes the audit of our annual financial statements, review of financial statements included in our interim semi-annual report on Form 6-K, and services that are normally provided by independent auditors in connection with statutory and regulatory filings or the engagement for fiscal years. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements.

(2)	Audit-Related Fees: This category consists of assurance and related services by our independent auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.”

(3)	Tax Fees: This category consists of professional services rendered by our independent auditors for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

(4)	All Other Fees: This category consists of fees for other miscellaneous items.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

No purchases of ordinary shares were made by or on behalf of the company or any “affiliated purchaser” during the fiscal year ended March 31, 2026. However, please refer to “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Equity Exchange Agreements” and “– Share Surrender” for a discussion of certain transactions in which former directors and officers of the company surrendered their shares for no consideration.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE.

Our ordinary shares are listed on Nasdaq. In order to list on Nasdaq, we are required to comply with certain of the Nasdaq Rules. As a foreign private issuer, we may follow our home country’s corporate governance practices in lieu of certain of the Nasdaq Rules. Pursuant to the home country practice exemption set forth under Nasdaq Marketplace Rule 5615(a)(3)(A) and other applicable exemptions, which provide (with certain exceptions not relevant to the conclusions expressed herein) that a foreign private issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 Series, we have elected to be exempted from certain requirements including the following:

(i)	Nasdaq Marketplace Rule 5605(b)(1) which sets forth the requirement that a majority of the board of directors for companies listed on Nasdaq must be comprised of Independent Directors;

(ii)	Nasdaq Marketplace Rule 5250(d) which requires companies listed on Nasdaq to distribute annual and interim reports;

(iii)	Rule 5635 pursuant to which shareholder approval is required, including:

(a)	Rule 5635(a), pursuant to which shareholder approval is required in certain circumstances prior to the issuance of securities in connection with the acquisition of the stock or assets of another company;

(b)	Rule 5635(b), pursuant to which shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company;

(c)	Rule 5635(c), pursuant to which shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions;

(d)	Nasdaq Marketplace Rule 5640 which requires that the voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Securities Exchange Act of 1934 may not be disparately reduced or restricted through any corporate action or issuance; and

(iv)	Rule 5640 requiring that the voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Securities Exchange Act of 1934 may not be disparately reduced or restricted through any corporate action or issuance.

Our Cayman Islands counsel, Conyers Dill & Pearman LLP, has provided a letter, as required by The Nasdaq Stock Market, certifying that, under Cayman Islands law and the Company’s currently effective memorandum and articles of association, the Company is not prohibited from adopting the governance practice as discussed above.

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
Ming Zhao
Interim Chief Executive Officer and Chief Financial Officer

July 31, 2026

INDEX

The following documents are filed as part of this annual report on Form 20-F.

Exhibit Number	Description
1.1	The Fifth Amended and Restated Memorandum and Articles of Association (38)
2.1	Share Exchange Agreement among Kerrisdale Mining Corporation, certain of its stockholders, Renovation Investment (Hong Kong) Co., Ltd. and its shareholders dated September 17, 2009 (2)
2.2	Description of Securities*
2.3	Specimen of Ordinary shares Certificate (1)
2.4	Agreement and Plan of Merger by and between China Jo-Jo Drugstores, Inc. and China Jo-Jo Drugstores Holdings, Inc., dated May 14, 2021 (37)
2.5	Form of Warrant issued on September 28, 2023 (46)
2.6	Form of Warrant issued on January 24, 2023 (47)
2.7	Form of Warrant issued on October 11, 2022 (48)
2.8	Form of Shareholder Rights Agreement, dated October 6, 2022, by and among China Jo-Jo Drugstores, Inc. and individuals and entities listed on Schedule A thereto (49)
2.9	Form of Warrant issued on August 3, 2022 (50)
2.10	Form of Shareholder Rights Agreement, dated July 29, 2022, by and among China Jo-Jo Drugstores, Inc. and individuals and entities listed on Schedule A thereto (51)
4.1	Consulting Services Agreement between Zhejiang Jiuxin Investment Management Co., Ltd. (“Jiuxin Investment”) and Hangzhou Jiuzhou Grand Pharmacy Chain Co., Ltd. (“Jiuzhou Pharmacy”) dated August 1, 2009 (3)
4.2	Operating Agreement among Jiuxin Investment, Jiuzhou Pharmacy and its owners dated August 1, 2009 (4)
4.3	Equity Pledge Agreement among Jiuxin Investment, Jiuzhou Pharmacy and its owners dated August 1, 2009 (5)
4.4	Option Agreement among Jiuxin Investment, Jiuzhou Pharmacy and its owners dated August 1, 2009 (6)
4.5	Voting Rights Proxy Agreement among Jiuxin Investment, Jiuzhou Pharmacy and its owners dated August 1, 2009 (7)
4.6	Consulting Services Agreement between Jiuxin Investment and Hangzhou Jiuzhou Clinic of Integrated Traditional and Western Medicine (General Partnership) (“Jiuzhou Clinic”) dated August 1, 2009 (8)
4.7	Operating Agreement among Jiuxin Investment, Jiuzhou Clinic and its owners dated August 1, 2009 (9)
4.8	Equity Pledge Agreement among Jiuxin Investment, Jiuzhou Clinic and its owners dated August 1, 2009 (10)
4.9	Option Agreement among Jiuxin Investment, Jiuzhou Clinic and its owners dated August 1, 2009 (11)
4.10	Voting Rights Proxy Agreement among Jiuxin Investment, Jiuzhou Clinic and its owners dated August 1, 2009 (12)
4.11	Consulting Services Agreement between Jiuxin Investment and Hangzhou Jiuzhou Medical & Public Health Service Co., Ltd. (“Jiuzhou Service”) dated August 1, 2009 (13)
4.12	Operating Agreement among Jiuxin Investment, Jiuzhou Service and its owners dated August 1, 2009 (14)
4.13	Equity Pledge Agreement among Jiuxin Investment, Jiuzhou Service and its owners dated August 1, 2009 (15)
4.14	Option Agreement among Jiuxin Investment, Jiuzhou Service and its owners dated August 1, 2009 (16)
4.15	Voting Rights Proxy Agreement among Jiuxin Investment, Jiuzhou Service and its owners dated August 1, 2009 (17)
4.16	Amendment to Consulting Services Agreement between Jiuxin Investment and Jiuzhou Pharmacy dated October 27, 2009 (18)
4.17	Amendment to Operating Agreement between Jiuxin Investment and Jiuzhou Pharmacy dated October 27, 2009 (19)
4.18	Amendment to Option Agreement between Jiuxin Investment and Jiuzhou Pharmacy dated October 27, 2009 (20)
4.19	Amendment to Voting Rights Proxy Agreement between Jiuxin Investment and Jiuzhou Pharmacy dated October 27, 2009 (21)
4.20	Amendment to Consulting Services Agreement between Jiuxin Investment and Jiuzhou Clinic dated October 27, 2009 (22)
4.21	Amendment to Operating Agreement between Jiuxin Investment and Jiuzhou Clinic dated October 27, 2009 (23)
4.22	Amendment to Option Agreement between Jiuxin Investment and Jiuzhou Clinic dated October 27, 2009 (24)
4.23	Amendment to Voting Rights Proxy Agreement between Jiuxin Investment and Jiuzhou Clinic dated October 27, 2009 (25)
4.24	Amendment to Consulting Services Agreement between Jiuxin Investment and Jiuzhou Service dated October 27, 2009 (26)
4.25	Amendment to Operating Agreement between Jiuxin Investment and Jiuzhou Service dated October 27, 2009 (27)
4.26	Amendment to Option Agreement between Jiuxin Investment and Jiuzhou Service dated October 27, 2009 (28)
4.27	Amendment to Voting Rights Proxy Agreement between Jiuxin Investment and Jiuzhou Service dated October 27, 2009 (29)
4.28	Director Offer Letter with Caroline Wang dated as of March 29, 2017 (35)
4.29	Director Offer Letter with Genghua Gu dated December 9, 2013 (31)
4.30	Form of the Non-statutory Stock Option Agreement (33)

4.31	Form of the Restricted Stock Award Agreement for the issuance on November 27, 2015 (34)
4.32	Offer Letter to Mr. Jiangliang He dated September 4, 2018 (36)
4.33	Director Offer Letter with Ms. Pingfan Wu, dated October 26, 2018 (32)
4.34	Equity Exchange Agreement, dated as of January 31, 2025, by and among China Jo-Jo Drugstores, Inc., Ridgeline International Limited and Lingtao Kong (40)
4.35	Equity Exchange Agreement, dated as of January 31, 2025, by and among China Jo-Jo Drugstores, Inc., Renovation Investment (Hong Kong) Co., Ltd., Lei Liu, Li Qi, and Oakview International Limited (41)
4.36	Form of Purchase Agreement, dated June 11, 2024, by and among China Jo-Jo Drugstores, Inc. and purchasers listed on Schedule A thereto (42)
4.37	Form of Purchase Agreement, dated May 10, 2024, by and among China Jo-Jo Drugstores, Inc. and purchasers listed on Schedule A thereto (43)
4.38	Form of Purchase Agreement, dated April 29, 2024, by and among China Jo-Jo Drugstores, Inc. and purchasers listed on Schedule A thereto (44)
4.39	China Jo-Jo Drugstores, Inc. Third Amended and Restated 2010 Equity Incentive Plan (45)
4.40	Supply Agreement between Zhejiang Jiuxin Medicine Co., Ltd. and Hangzhou Jiuzhou Grand Pharmacy Chain Co., Ltd., dated February 28, 2025 (English translation)(54).
4.41	Investor Rights Agreement by and among the Company, Jiuzhou Pharmacy, Mr. Lei Liu, Ms. Li Qi and CareRetail Holdings Limited dated January 3, 2017 (53)
4.42	Form of Securities Purchase Agreement in connection with October 2025 private placement (55)
4.43	Form of Warrant in connection with October 2025 private placement (56)
4.44	Form of Shareholder Rights Agreement in connection with October 2025 private placement (57)
4.45	Sales Agreement, dated December 29, 2025, by and between the Company and AC Sunshine Securities LLC (58)
8.1	List of Subsidiaries*
11.1	Code of Business Conduct and Ethics, including insider trading policies (30)
12.1	Section 302 Certification by the Corporation’s Chief Executive Officer and Chief Financial Officer*
13.1	Section 906 Certification by the Corporation’s Chief Executive Officer and Chief Financial Officer *
15.1	Consent of Company’s current Independent Publicly Registered Accounting Firm, YCM CPA, INC.*
97.1	Compensation Recovery Policy (52)
101.INS	Inline XBRL Instance Document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)*

*	Filed herewith

(1)	Incorporated by reference to Exhibit 4.1 to the predecessor of the registrant’s Registration Statement on Form SB-2 filed on November 28, 2007

(2)	Incorporated by reference to Exhibit 2.1 to the predecessor of the registrant’s Current Report on Form 8-K filed on September 24, 2009

(3)	Incorporated by reference to Exhibit 99.5 to the predecessor of the registrant’s Current Report on Form 8-K filed on September 24, 2009

(4)	Incorporated by reference to Exhibit 99.6 to the predecessor of the registrant’s Current Report on Form 8-K filed on September 24, 2009

(5)	Incorporated by reference to Exhibit 99.7 to the predecessor of the registrant’s Current Report on Form 8-K filed on September 24, 2009

(6)	Incorporated by reference to Exhibit 99.8 to the predecessor of the registrant’s Current Report on Form 8-K filed on September 24, 2009

(7)	Incorporated by reference to Exhibit 99.9 to the predecessor of the registrant’s Current Report on Form 8-K filed on September 24, 2009

(8)	Incorporated by reference to Exhibit 99.10 to the predecessor of the registrant’s Current Report on Form 8-K filed on September 24, 2009

(9)	Incorporated by reference to Exhibit 99.11 to the predecessor of the registrant’s Current Report on Form 8-K filed on September 24, 2009

(10)	Incorporated by reference to Exhibit 99.12 to the predecessor of the registrant’s Current Report on Form 8-K filed on September 24, 2009

(11)	Incorporated by reference to Exhibit 99.13 to the predecessor of the registrant’s Current Report on Form 8-K filed on September 24, 2009

(12)	Incorporated by reference to Exhibit 99.14 to the predecessor of the registrant’s Current Report on Form 8-K filed on September 24, 2009

(13)	Incorporated by reference to Exhibit 99.15 to the predecessor of the registrant’s Current Report on Form 8-K filed on September 24, 2009

(14)	Incorporated by reference to Exhibit 99.16 to the predecessor of the registrant’s Current Report on Form 8-K filed on September 24, 2009

(15)	Incorporated by reference to Exhibit 99.17 to the predecessor of the registrant’s Current Report on Form 8-K filed on September 24, 2009

(16)	Incorporated by reference to Exhibit 99.18 to the predecessor of the registrant’s Current Report on Form 8-K filed on September 24, 2009

(17)	Incorporated by reference to Exhibit 99.19 to the predecessor of the registrant’s Current Report on Form 8-K filed on September 24, 2009

(18)	Incorporated by reference to Exhibit 99.1 to the predecessor of the registrant’s Current Report on Form 8-K filed on October 30, 2009

(19)	Incorporated by reference to Exhibit 99.2 to the predecessor of the registrant’s Current Report on Form 8-K filed on October 30, 2009

(20)	Incorporated by reference to Exhibit 99.3 to the predecessor of the registrant’s Current Report on Form 8-K filed on October 30, 2009

(21)	Incorporated by reference to Exhibit 99.4 to the predecessor of the registrant’s Current Report on Form 8-K filed on October 30, 2009

(22)	Incorporated by reference to Exhibit 99.5 the predecessor of the registrant’s Current Report on Form 8-K filed on October 30, 2009

(23)	Incorporated by reference to Exhibit 99.6 to the predecessor of the registrant’s Current Report on Form 8-K filed on October 30, 2009

(24)	Incorporated by reference to Exhibit 99.7 to the predecessor of the registrant’s Current Report on Form 8-K filed on October 30, 2009

(25)	Incorporated by reference to Exhibit 99.8 to the predecessor of the registrant’s Current Report on Form 8-K filed on October 30, 2009

(26)	Incorporated by reference to Exhibit 99.9 to the predecessor of the registrant’s Current Report on Form 8-K filed on October 30, 2009

(27)	Incorporated by reference to Exhibit 99.10 to the predecessor of the registrant’s Current Report on Form 8-K filed on October 30, 2009

(28)	Incorporated by reference to Exhibit 99.11 to the predecessor of the registrant’s Current Report on Form 8-K filed on October 30, 2009

(29)	Incorporated by reference to Exhibit 99.12 to the predecessor of the registrant’s Current Report on Form 8-K filed on October 30, 2009

(30)	Incorporated by reference to Exhibit 14.1 to the predecessor of the registrant’s Current Report on Form 8-K filed on March 16, 2010

(31)	Incorporated by reference to Exhibit 99.1 to the predecessor of the registrant’s Current Report on Form 8-K filed on December 12, 2013

(32)	Incorporated by reference to Exhibit 10.1 to the predecessor of the registrant’s Current Report on Form 8-K filed on October 26, 2018

(33)	Incorporated by reference to Exhibit 10.2 to the predecessor of the registrant’s Current Report on Form 8-K filed on November 24, 2014

(34)	Incorporated by reference to Exhibit 10.1 to the predecessor of the registrant’s Current Report on Form 8-K filed on December 2, 2015

(35)	Incorporated by reference to Exhibit 10.33 to the predecessor of the registrant’s Annual Report on Form 10-K filed on June 29, 2017

(36)	Incorporated by reference to Exhibit 10.1 to the predecessor of the registrant’s Current Report on Form 8-K filed on September 6, 2018

(37)	Incorporated by reference to Exhibit 2.1 to the predecessor of the registrant’s Current Report on Form 8-K filed on May 14, 2021

(38)	Incorporated by reference to Exhibit 1.1 to the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on April 10, 2026.

(39)	[Reserved]

(40)	Incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on February 3, 2025

(41)	Incorporated by reference to Exhibit 10.2 to the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on February 3, 2025

(42)	Incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on June 11, 2024

(43)	Incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on May 10, 2024

(44)	Incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on April 29, 2024

(45)	Incorporated by reference to Annex A to the Notice for the Annual General Meeting of the Shareholders furnished as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K to the Commission on November 14, 2023

(46)	Incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on September 26, 2023

(47)	Incorporated by reference to Exhibit 10.2 to the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on January 20, 2023

(48)	Incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on October 11, 2022

(49)	Incorporated by reference to Exhibit 99.3 to the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on October 11, 2022

(50)	Incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on August 2, 2022

(51)	Incorporated by reference to Exhibit 99.3 to the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on August 2, 2022

(52)	Incorporated herein by reference to Exhibit 97.1 to the Annual Report on Form 20-F filed with the SEC on July 30, 2024

(53)	Incorporated by reference to Exhibit 10.2 to the predecessor of the registrant’s Current Report on Form 8-K filed on January 4, 2017

(54)	Incorporated by reference to Exhibit 4.40 to the Annual Report on Form 20-F filed with the SEC on July 28, 2025

(55)	Incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 10, 2025

(56)	Incorporated by reference to Exhibit 4.2 to the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 10, 2025

(57)	Incorporated by reference to Exhibit 4.3 to the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 10, 2025

(58)	Incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on December 30, 2025.

Ridgetech, Inc. and Subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Ridgetech, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Ridgetech, Inc. and subsidiaries (collectively, the “Company”) as of March 31, 2026 and 2025, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the years ended March 31, 2026, 2025 and 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for the years ended March 31, 2026, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Revenue Recognition

Description of the Matter

The Company recognizes wholesale revenue from pharmaceutical product distribution through its ERP-based order-to-cash system, serving hospitals, retail pharmacies, and sub-distributors across multiple regions. We identified revenue recognition related to wholesale sales as a critical audit matter due to the significant reliance on the ERP system for automated invoicing and revenue posting, coupled with the complexity of cutoff determination arising from delivery-acceptance cycles, third-party logistics handover timelines, and customer-specific contractual terms regarding title transfer and risk of loss. Given the high transaction volume, the involvement of multiple system interfaces (warehouse management, logistics tracking, and financial modules), and the need for judgment in determining the precise point of control transfer evaluating whether revenue was recorded in the correct period and supported by reliable system data required substantial audit effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to wholesale pharmaceutical revenue recognition included:

●	Obtaining an understanding of the Company’s revenue recognition policies for pharmaceutical wholesale, including contract terms for various customer types, and evaluating the design and implementation effectiveness of relevant internal controls over revenue recognition.

●	Performing cutoff testing by inspecting a sample of transactions near period-end, tracing time-stamped logistics records, customer orders, customer acceptance delivery notes to ensure revenue was recognized in the appropriate reporting period.

●	Validating system-generated sales data by tracing a sample of wholesale transactions from order entry through logistics handover, and final financial posting, and verifying the accuracy and completeness of data flow across interconnected systems.

●	Tracing customer communication records, including contracts, order and delivery confirmations, and verifying cash remittances to Company bank accounts as independent evidence of transaction completeness and period accuracy.

/s/ YCM CPA INC.

We have served as the Company’s auditor since 2022.

PCAOB ID 6781

Irvine, California

July 30, 2026

RIDGETECH, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,
	2026	2025
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$17,905,262	$12,779,781
Restricted cash	8,519	5,761,294
Trade accounts receivables	32,466,688	27,811,813
Inventories	8,259,002	9,758,071
Other receivables, net	5,196,109	2,419,671
Advances to suppliers	98,359	433,140
Due from related parties	329,258	-
Other current assets	292,995	745,477
Total current assets	64,556,192	59,709,247

NON-CURRENT ASSETS
Property and equipment, net	5,723	8,931
Intangible assets, net	3,002,053	3,302,961
Goodwill	1,463,733	1,463,733
Total non-current assets	4,471,509	4,775,625
Total assets	$69,027,701	$64,484,872

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$22,757,939	$19,666,664
Notes payable	22,669	10,386,612
Other payables	2,752,548	2,319,139
Due to related parties	-	2,130
Customer deposits	364,150	264,068
Taxes payable	1,790,902	1,521,546
Accrued liabilities	206,502	196,210
Total current liabilities	27,894,710	34,356,369

NON-CURRENT LIABILITIES
Deferred tax liabilities	356,353	492,121
Total non-current liabilities	356,353	492,121
Total liabilities	28,251,063	34,848,490

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Ordinary shares; $0.15 par value; 240,000,000 shares authorized; 887,271 and 39,033 shares issued and outstanding as of March 31, 2026 and 2025, respectively*	133,091	5,855
Preferred shares; $0.001 par value; 10,000,000 shares authorized; nil issued and outstanding as of March 31, 2026 and 2025	-	-
Additional paid-in capital	103,898,531	93,142,510
Statutory reserves	-	-
Accumulated deficit	(64,563,201)	(63,312,779)
Accumulated other comprehensive income	1,308,217	(199,204)
Total shareholders’ equity	40,776,638	29,636,382
Total liabilities and shareholders’ equity	$69,027,701	$64,484,872

*	All share numbers and share amounts presented have been retroactively adjusted to reflect the 1-for-150 reverse share split effective April 7, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

RIDGETECH, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the years ended March 31,
	2026	2025	2024
REVENUES, NET	$132,163,734	$119,971,638	$123,994,053

COST OF GOODS SOLD	127,409,588	116,132,823	119,115,636

GROSS PROFIT	4,754,146	3,838,815	4,878,417

SELLING EXPENSES	3,040,136	1,534,200	934,223
GENERAL AND ADMINISTRATIVE EXPENSES	3,580,025	3,339,954	3,348,112
TOTAL OPERATING EXPENSES	6,620,161	4,874,154	4,282,335

INCOME (LOSS) FROM OPERATIONS	(1,866,015)	(1,035,339)	596,082

OTHER INCOME (EXPENSES):
INTEREST INCOME	455,061	92,834	197,763
INTEREST EXPENSES	(67,069)	-	-
INVESTMENT INCOME (EXPENSES)	229,657	-	(1,607,537)
OTHER INCOME (EXPENSES)	(101,154)	(8,155)	(13,377)
TOTAL OF OTHER INCOME (EXPENSES)	516,495	84,679	(1,423,151)

LOSS BEFORE INCOME TAXES	(1,349,520)	(950,660)	(827,069)

(BENEFIT) PROVISION FOR INCOME TAXES	(99,098)	503,524	(41,363)
NET LOSS FROM CONTINUING OPERATIONS	(1,250,422)	(1,454,184)	(785,706)
NET LOSS FROM DISCONTINUED OPERATIONS, NET OF TAXES	-	(4,103,718)	(3,448,536)
GAIN OF DIVESTITURE JIUXIN INVESTMENT	-	15,757,753	-
NET GAIN(LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	-	11,654,035	(3,448,536)

NET (LOSS) INCOME	(1,250,422)	10,199,851	(4,234,242)

LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST	-	5,384	(14)

NET (LOSS) INCOME ATTRIBUTABLE TO RIDGETECH, INC.	(1,250,422)	10,194,467	(4,234,228)
NET (LOSS) INCOME ATTRIBUTABLE TO RIDGETECH, INC. FROM CONTINUING OPERATIONS	(1,250,422)	(1,454,184)	(785,706)
NET (LOSS) INCOME ATTRIBUTABLE TO RIDGETECH, INC. FROM DISCONTINUED OPERATIONS	-	11,648,651	(3,448,522)

OTHER COMPREHENSIVE INCOME (LOSS)
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	1,507,421	(1,204,966)	(729,373)
COMPREHENSIVE INCOME (LOSS)	256,999	8,994,885	(4,963,615)

WEIGHTED AVERAGE NUMBER OF SHARES*:
Basic	72,668	36,954	9,628
Diluted	72,668	36,954	9,628

(LOSS) INCOME PER SHARE*:
Basic	$(17.21)	$275.87	$(439.78)
Diluted	$(17.21)	$275.87	$(439.78)

*	All share and per-share amounts presented have been retroactively adjusted to reflect the 1-for-150 reverse share split effective April 7, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

RIDGETECH, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

						Accumulated
	Ordinary Shares*		Additional			other	Non-	Total
	Number of		paid-in	Statutory	Accumulated	comprehensive	controlling	Shareholders’
	shares	Amount	capital	reserves	deficit	income/(loss)	interest	Equity
BALANCE, March 31, 2023	7,900	1,185	84,241,600	1,309,109	(69,273,018)	1,735,135	(1,346,859)	16,667,152
Fractional shares issued for reverse stock split	403	60	(60)	-	-	-	-	-
Issuance of shares and warrants in private placements	3,320	498	2,589,102					2,589,600
Net loss	-	-	-	-	(4,234,228)	-	(14)	(4,234,242)
Foreign currency translation difference	-	-	-	-	-	(729,373)	-	(729,373)
BALANCE, March 31, 2024	11,623	1,743	86,830,642	1,309,109	(73,507,246)	1,005,762	(1,346,873)	14,293,137
Cancellation of shares	(367)	(55)	55	-	-	-	-	-
Divestiture of Jiuxin Investment	(16,989)	(2,548)	(4,896,722)	(1,309,109)	-	(2,440,344)	1,341,489	(7,307,234)
Acquisition of Ridgeline	14,833	2,225	3,580,025	-	-	-	-	3,582,250
Sale of shares and warrants	29,933	4,490	7,628,510	-	-	-	-	7,633,000
Net income	-	-	-	-	10,194,467	-	5,384	10,199,851
Foreign currency translation difference	-	-	-	-	-	1,235,378	-	1,235,378
BALANCE, March 31, 2025	39,033	5,855	93,142,510	-	(63,312,779)	(199,204)	-	29,636,382
Sale of shares and in a private placement, net	796,567	119,485	10,763,772	-	-	-	-	10,883,257
Cashless exercise of stock warrants	51,671	7,751	(7,751)	-	-	-	-	-
Net loss	-	-	-	-	(1,250,422)	-	-	(1,250,422)
Foreign currency translation difference	-	-	-	-	-	1,507,421	-	1,507,421
BALANCE, March 31, 2026	887,271	133,091	103,898,531	-	(64,563,201)	1,308,217	-	40,776,638

*	All share numbers and share amounts presented have been retroactively adjusted to reflect the 1-for-150 reverse share split effective April 7, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

RIDGETECH, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended March 31,
	2026	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(1,250,422)	$10,199,851	$(4,234,242)
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	363,686	1,137,240	790,449
Provision for (reversal of) doubtful accounts	(428,420)	85,642	(249,257)
Amortization of right-of-use assets	-	4,879,012	4,594,172
Loss from disposal of property and equipment	-	-	107,251
Gain of divestiture Jiuxin Investment	-	(15,757,753)	-
Deferred tax expenses(benefits)	(79,692)	(29,822)	-
Investment loss	-	-	1,607,537
Change in operating assets and liabilities:
Accounts receivable	(3,461,596)	10,040,414	(1,804,440)
Notes receivable	29,743	(29,271)	19,943
Inventories and biological assets	1,948,887	405,822	(1,699,621)
Other receivables	(2,042,206)	(11,758,658)	(672,830)
Advances to suppliers	449,647	(341,702)	(839,221)
Long term deposit	-	(1,361,613)	(132,568)
Other current assets	477,144	-	19,076
Other noncurrent assets	-	(359,114)	69,539
Amount due from related parties	-	-	(317,828)
Accounts payable	2,009,206	(21,128,762)	6,002,186
Other payables and accrued liabilities	321,435	28,752,570	868,975
Customer deposits	83,870	(162,940)	(144,761)
Taxes payable	184,773	1,314,644	(948,277)
Operating lease liabilities	-	(4,637,790)	(6,191,522)
Net cash provided by (used in) operating activities	(1,393,945)	1,247,770	(3,155,439)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of equipment and building	(449)	(155,360)	(330,677)
Investment in a joint venture	-	-	(1,116,212)
Purchases of intangible assets	-	-	(66,973)
Additions to leasehold improvements	-	(459,907)	(525,988)
Acquisition of Ridgeline, net of cash acquired	-	4,833,439	-
Divestiture Jiuxin Investment, net of cash disposed	-	(22,353,250)	-
Net cash used in investing activities	(449)	(18,135,078)	(2,039,850)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loan	-	-	1,116,212
Repayment of short-term bank loan	-	(277,266)	(837,159)
Proceeds from notes payable	14,353,624	51,689,531	56,875,403
Repayment of notes payable	(24,944,614)	(56,365,693)	(52,997,171)
Net proceeds from issuance of shares and warrants in private placements	10,883,257	7,633,000	2,589,600
Proceeds from other payable-related parties	-	325,784	1,257,406
Repayment of other payable-related parties	(321,981)	(1,499,764)	-
Net cash provided by (used in) financing activities	(29,714)	1,505,592	8,004,291

EFFECT OF EXCHANGE RATE ON CASH	796,814	1,048,620	(1,505,475)

(DECREASE) INCREASE I IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(627,294)	(14,333,096)	1,303,527
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year	18,541,075	32,874,171	31,570,644
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, end of year	$17,913,781	$18,541,075	$32,874,171

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$55,348	$137,456	$149,023
Cash paid for interest	67,069	6,289	13,604

NON-CASH ACTIVITIES：
Cashless exercise of warrants	$51,671	$-	$-
Issuance of shares for acquisition of subsidiaries	-	3,582,250	-
Cancellation of shares for disposal of subsidiaries	-	4,102,848	-
Subscription receivable from issuance of ordinary shares	3,791,077	-	-

(a)	The cash flows related to discontinued operations have not been segregated. Accordingly, the Consolidated Statements of Cash Flows include the results of continuing and discontinued operations. Refer to Note 4 - Discontinued Operations for further information.

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

In the first quarter of 2025, the Company completed strategic restructuring of its overall business, aiming to transition from a high-cost retail segment to a wholesale-focused model by expansion of its wholesale business through acquisition of Allright (Hangzhou) Internet Technology Co. Ltd (“Allright”) and divestiture of its retail drugstores business. Pursuant to that certain Equity Exchange Agreement with Renovation, Mr. Lei Liu, Ms. Li Qi, and Oakview International Limited (“Oakview”), dated January 31, 2025, Renovation transferred all equity in Jiuxin Investment to Oakview, in exchange for irrevocable surrender for no consideration by Mr. Liu, Ms. Qi, Oakview and their affiliates in total 16,989 ordinary shares back to the Company (the “Divestiture”). Concurrently on January 31, 2025, the Company entered into that certain Equity Exchange Agreement with Mr. Lingtao Kong and Ridgeline International Limited (“Ridgeline”), pursuant to which the Company acquired from Mr. Kong all of the issued and outstanding ordinary shares of Ridgeline, the direct parent company of Allright, by issuing 14,833 ordinary shares to Mr. Kong (the “Acquisition”, and together with the Divestiture, the “Restructuring Transactions”). The Restructuring Transactions were approved by the Company’s shareholders at its annual general meeting of shareholders held on February 25, 2025, and were closed on February 28, 2025. Following the consummation of the Divestiture, Jiuxin Investment and all entities owned or controlled by Jiuxin Investment, including each of Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service, are owned or controlled indirectly by Mr. Liu and Ms. Qi. As a result of the Restructuring Transactions, the Company currently operates primarily in the wholesale business selling pharmaceutical products to trading companies and other businesses.

The Company implemented a 1-for-150 reverse stock split on its ordinary shares effective Thursday, April 7, 2026, with trading to begin on a split-adjusted basis at the market open on that day. Upon the effectiveness of the reverse stock split, every 150 shares of the Company’s issued and outstanding ordinary shares will automatically be converted into one issued and outstanding ordinary share. No fractional shares will be issued as a result of the reverse stock split. Instead, any fractional shares that would have resulted from the split will be rounded up to the next whole number. The reverse stock split affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding ordinary shares, except for adjustments that may result from the treatment of fractional shares.The reverse stock split at a ratio of 1-for-150 shares was approved by the Company’s board of directors and its shareholders. The Company filed a Second Amended and Restated Memorandum and Articles of Association with the Cayman Islands Registrar of Companies. In accordance with ASC 260, Earnings Per Share, all share and per-share amounts presented in the consolidated financial statements and accompanying notes for all periods have been retrospectively adjusted to reflect the reverse share split. This subsequent event did not affect the Company’s total assets, liabilities, results of operations, or cash flows for the year ended March 31, 2026.

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

Liquidity and capital resources

As of March 31, 2026, we had cash of approximately $17.9 million and a working capital of $36.66 million. During the year ended March 31, 2026, we had a net loss of approximately $1.25 million.

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

The Company has a credit line agreement from a local bank as described in detail in Note 12. As of March 31, 2026, approximately $5.79 million of the aforementioned bank credit line was available for further borrowing. As the economy growth in China slows down, the national interest rate continues to decrease. Local banks are encouraged to provide low interest rate loans to local enterprises.

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

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The significant estimates made in the preparation of the accompanying consolidated financial statements relate to the assessment of the carrying amounts of accounts receivable and other receivables, including the related allowances for credit losses. Because of the use of estimates inherent in the financial reporting process, actual results could materially differ from those estimates.

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

Disaggregation of Revenue

In accordance with ASC 205-20 (Discontinued Operations), the Company determined that Jiuxin Investment’s business qualified as a discontinued operation and has presented it as such in the audited consolidated financial statements. Financial results for discontinued operations are reported separately from continuing operations. After divestiture of Jiuxin Investment, the internal sales to Jiuzhou Pharmacy were not eliminated in the audited consolidated financial statements. The following table disaggregates the Company’s revenue in each segment for the years ended March 31, 2026, 2025 and 2024:

	For the year ended March 31,
	2026	2025	2024
Revenue from offline wholesale	$117,872,139	$118,864,443	$123,994,053
Revenue from online platform	14,291,595	1,107,195	-
Total revenue	$132,163,734	$119,971,638	$123,994,053

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

The following represents a reconciliation of cash and cash equivalents in the consolidated balance sheets to total cash, cash equivalents and restricted cash in the consolidated statements of cash flows as of March 31, 2026 and 2025:

	March 31, 2026	March 31, 2025
Cash and cash equivalents	$17,905,262	$12,779,781
Restricted cash	8,519	5,761,294
Cash, cash equivalents and restricted cash	$17,913,781	$18,541,075

Accounts receivable

Accounts receivable represents the following: (1) amounts due from banks relating to retail sales that are paid or settled by the customers’ debit or credit cards, and (2) amounts due from non-bank third party payment instruments such as Alipay and certain e-commerce platforms.

Accounts receivable are amortized cost, net of an allowance for expected credit losses. The Company estimates expected credit losses on accounts receivable using a methodology in accordance with ASC 326, Financial Instruments — Credit Losses. The Company pools its receivables based on shared risk characteristics, which primarily include customer type, historical payment patterns, and the age of the receivable portfolio. To estimate expected credit losses, the Company considers historical loss experience over a relevant look-back period, adjusted for current economic conditions and reasonable and supportable forecasts of future economic conditions, including expected trends in customer payment behavior and general macroeconomic factors.

In the Company’s online platform business, accounts receivable primarily consist of amounts due from non-bank third party payment instruments such as Alipay and certain e-commerce platforms. To purchase pharmaceutical products from an e-commerce platform such as Pharmacist Help, Yiyao Help and Yao Help, customers are required to submit payment to certain non-bank third party payment instruments, such as Alipay, which, in turn, reimburse the Company within seven days to a month. Except for customer returns of sold products, the receivables from these payments instruments are rarely uncollectible. For these receivables, given their short-term nature and historical minimal loss experience, the Company applies a simplified approach and estimates expected credit losses at an immaterial amount, which is consistent with the Group’s overall credit loss estimation methodology.

Credit loss roll forward

With the adoption of the current expected credit loss standard in 2020, the Company estimates future expected losses on accounts receivable and other receivables over the remaining collection period of the instrument. The roll forward for the allowance for credit losses for the year end March 31, 2026, is as follows:

	For the year end March 31, 2026
	Account receivable	Other receivables	Total
Allowance for credit losses as of March 31, 2025	$110,293	2,024,405	$2,134,698
Credit loss addition (reversal)	330,386	(554,833)	(224,447)
Ending allowance for credit losses	$440,679	1,469,572	$1,910,251

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

Estimated Useful Life
Motor vehicles	4 years
Office equipment & furniture	1-5 years

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

The estimated useful lives of the Company’s intangible assets are as follows:

Estimated Useful Life
Land use rights	50 years
Software	3-10 years
Customer relationship	10 years

The Company evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the assets might be impaired.

Impairment of long-lived assets

The Company evaluates long lived tangible and intangible assets for impairment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated future cash flows. Recoverability is measured by comparing the assets’ net book value to the related projected undiscounted cash flows from these assets, considering a number of factors including past operating results, budgets, economic projections, market trends and product development cycles. If the net book value of the asset exceeds the related undiscounted cash flows, the asset is considered impaired, and a second test is performed to measure the amount of impairment loss. There was no impairment loss recognized for the year ended March 31, 2026, 2025 and 2024.

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

The accounting standards clarify the accounting and disclosure requirements for uncertain tax positions and prescribe a recognition threshold and measurement attribute for recognition and measurement of a tax position taken or expected to be taken in a tax return. The accounting standards also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. No significant penalties, uncertain tax provisions or interest relating to income taxes were incurred during the periods ended March 31, 2026, 2025 and 2024.

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

Advertising and promotion costs

Advertising and promotion costs are expensed as incurred and amounted to $799,268, $376 and $239 for the year ended March 31, 2026, 2025 and 2024, respectively. Such costs consist primarily of print and promotional materials such as flyers to local communities.

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

The exchange rates used to translate amounts in RMB into USD for the purposes of preparing the audited consolidated financial statements or otherwise disclosed in this report were as follows:

	March 31, 2026	March 31, 2025	March 31, 2024
Balance sheet items, except for the registered and paid-up capital, as of end of period/year	USD1: RMB 6.8980	USD1: RMB 7.2567	USD1: RMB 7.2203

Amounts included in the statement of Operations and statement of cash flows for the period/ year ended	USD1: RMB 7.1019	USD1: RMB 7.2163	USD1: RMB 7.1671

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

Concentrations and Credit Risk

Certain financial instruments, which subject the Company to concentration of credit risk, consist of cash and restricted cash. The Company has cash balances at financial institutions located in Hong Kong and PRC. Balances at financial institutions in Hong Kong may, from time to time, exceed Hong Kong Deposit Protection Board’s insured limits. Since March 31, 2015, balances at financial institutions and state-owned banks within the PRC are covered by insurance up to RMB 500,000 (USD 79,600) per bank. As of March 31, 2026 and 2025, the Company had deposits totaling $13,724,349 and $18,485,246 that were covered by such limited insurance, respectively. Any balance over RMB 500,000 (USD79,600) per bank in PRC will not be covered. To date, the Company has not experienced any losses in such accounts.

For the fiscal year ended March 31, 2026, the Company had one supplier that accounted for more than 10% of the Company’s total purchases from continuing operations, which was 11.5%. These suppliers are neither related to nor affiliated with us. For the fiscal year ended March 31, 2025, the Company had four suppliers that accounted for more than 10% of the Company’s total purchases from continuing operations, which were 14.9%, 14.3%, 10.8% and 10.1%, respectively. These suppliers are neither related to nor affiliated with us.

For the fiscal year ended March 31, 2026, the Company had one customer that accounted for more than 10% of the Company’s total sales from continuing operations, which was 53.7%, respectively. For the fiscal year ended March 31, 2025, the Company had two customers that accounted for more than 10% of the Company’s total sales from continuing operations, which were 67.1% and 18.7%, respectively.

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

NOTE 5 – ACQUISITIONS OF SUBSIDIARIES

On January 31, 2025, the Company entered into that certain Equity Exchange Agreement with Mr. Lingtao Kong and Ridgeline, pursuant to which the Company acquired from Mr. Kong all of the issued and outstanding ordinary shares of Ridgeline, the direct parent company of Allright, by issuing 14,833 ordinary shares to Mr. Kong. The Acquisition were approved by the Company’s shareholders at our annual general meeting of shareholders held on February 25, 2025, and were closed on February 28, 2025. Ridgeline owns all the issued and outstanding equity interests of Allright, which operates in the B2B sector, providing wholesale distribution through self-operated and third-party platforms, with a focus on pharmaceuticals, medical devices, health foods, cosmetics, and daily necessities

The fair value of the 14,833 ordinary shares issued was determined based on the closing market price of the Company’s ordinary shares on the acquisition date. Based on the closing market price of $241.5 on February 28, 2025, the acquisition-date fair value of the consideration transferred totaled $3,582,250.

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

	For the years ended March 31,
	2025	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$75,566,508	$86,263,951	$53,075,095
Operating costs and expenses	72,919,515	84,815,305	66,196,848
Income (loss) from operations	2,646,993	1,448,646	(13,121,753)
Other income (loss)	3,547	(1,412,695)	(2,263,251)
Income tax expense	218,561	(13,936)	394,541
Net income (loss)	2,431,979	49,887	(15,779,545)

 NOTE 6 – TRADE RECEIVABLES

Trade receivables consisted of the following:

	March 31, 2026	March 31, 2025
Accounts receivable	$32,907,367	$27,892,998
Less: allowance for doubtful accounts	(440,679)	(110,293)
Accounts receivable, net	$32,466,688	$27,782,705
Note receivable	-	29,108
Trade accounts receivable	32,466,688	27,811,813

Note 7 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	March 31, 2026	March 31, 2025
Office equipment and furniture	$49,044	$74,694
Motor vehicles	2,269	16,901
Total	51,313	91,595
Less: Accumulated depreciation	(45,590)	(82,664)
Property and equipment, net	$5,723	$8,931

Total depreciation expense for property and equipment was $4,016 and $2,730 for the year ended March 31, 2026 and 2025, respectively. There were no fixed assets impaired in the years ended March 31, 2026 and March 31, 2025.

Note 8 – LONG-TERM INVESTMENT

Long-term investment consists of the following:

	March 31, 2026	March 31, 2025
Zhuoli Life (1)	$-	$-
Long-term investment	$-	$-

(1)	It represents 39% investment in Zhejiang Zhuoli Life Service Co., LTD (“Zhuoli Service”), formerly known as Zhejiang Zhetong Medical Co., Ltd. Zhuoli Service was established in March 2020 to target potential acquisitions or to cooperate with local pharmacies. By attracting more funds from local investors, the Company expects to continue growing its local network in the future. In the year ended March 31, 2021, Jiuzhou Pharmacy injected funds of approximately $1,443,752 into Zhuoli Service. The investment is recorded using the equity method. Zhuoli Service suffered loss of $2,402,376 in the year ended March 31, 2023. An impairment loss of $1,607,537 was recorded in the year ended March 31, 2024. After the impairment, the carrying amount of Zhuoli Service was nil.

Note 9 – ADVANCES TO SUPPLIERS

Advances to suppliers consist of deposits, with or advances to, outside vendors for future inventory purchases. Most of the Company’s suppliers require a certain amount of money to be deposited with them as a guarantee that the Company will receive its purchase on a timely basis. This amount is refundable and bears no interest. As of March 31, 2026 and 2025, advance to suppliers consist of the following:

	March 31, 2026	March 31, 2025
Advance to suppliers	$353,001	$775,607
Less: reserve for vendor non-performance on advances	(254,642)	(342,467)
Advance to suppliers, net	$98,359	$433,140

Note 10 – INVENTORY

Inventory consisted of finished goods, valued at $8,259,002 and $9,758,071 as of March 31, 2026 and 2025, respectively. The Company constantly monitors its potential obsolete products and is allowed to return products close to their expiration date to its suppliers. Any loss on damaged items is immaterial and will be recognized immediately. As a result, no reserves were made for inventory as of March 31, 2026 and 2025.

Note 11 – INTANGIBLE ASSETS

Net intangible assets consisted of the following at:

	March 31, 2026	March 31, 2025
Land use rights (1)	1,413,678	1,343,800
Software	291,674	370,514
Customer relationship	2,087,109	2,087,109
Total intangible assets	3,792,461	3,801,423
Less: accumulated amortization	(790,408)	(498,462)
Intangible assets, net	$3,002,053	$3,302,961

Amortization expense of intangibles amounted to $359,670 and $54,787 for the years ended March 31, 2026 and 2025, respectively.

(1)	In July 2013, the Company purchased the land use rights of a plot of land in Lin’an, Hangzhou, intended for the establishment of an herb processing plant in the future. However, as the Company’s farming business in Lin’an has not grown, the Company does not expect completion of the plant in the near future.

Note 12 – NOTES PAYABLE

The Company has credit facilities with Hangzhou United Bank (“HUB”) that provided working capital in the form of the following bank acceptance notes. Usually, the Company applies to issue a note, which is guaranteed by the bank, to its supplier to pay off its debt in a future date. Before the payment date, the bank will ask the Company to inject cash into the bank. On the payment date, the bank will pay the amount to whoever legally holds the note. As of at March 31, 2026 and 2025, the balances of notes payable are as follow:

Beneficiary(1)	Endorser	Origination date	Maturity date	March 31, 2026	March 31, 2025
Allright	HUB	12/20/24	06/20/25	$-	$3,716,533
Allright	HUB	01/02/25	07/02/25	-	551,215
Allright	HUB	01/13/25	07/13/25	-	92,235
Allright	HUB	01/14/25	07/14/25	-	51,835
Allright	HUB	01/26/25	07/26/25	-	136,568
Jiuxin Medicine	HUB	12/11/24	06/11/25	-	2,692,363
Jiuxin Medicine	HUB	12/20/24	06/20/25	-	3,145,863
Allright	HUB	10/13/25	04/13/26	22,669	-
Total				$22,669	$10,386,612

(1)	As of March 31, 2026, the Company had $22,669 (RMB156,371) of notes payable from HUB. The Company is required to hold restricted cash in the amount of $8,519 (RMB58,762 ) with HUB as collateral against these bank notes. As of March 31, 2025, the Company had $10,386,612 (RMB75,372,524) of notes payable from HUB. The Company is required to hold restricted cash in the amount of $5,761,294 (RMB41,807,982 ) with HUB as collateral against these bank notes. Included in the restricted cash is a total of $3,775,821 three-year deposit (RMB27,400,000) deposited into HUB as a collateral for current and future notes payable from HUB.

As of March 31, 2026, the Company had a credit line of approximately $5.80 million in the aggregate from HUB. By putting up the restricted cash of $0.01 million deposited in the banks, the total credit line was $5.81 million. As of March 31, 2026, the Company had approximately $0.02 million of bank notes payable and approximately $5.79 million bank credit line was still available for further borrowing.

Note 13 – TAXES

Income tax

Income tax expense includes a provision for federal, state and foreign taxes based on the annual estimated effective tax rate applicable to the Company and its subsidiaries, adjusted for items which are considered discrete to the period.

A reconciliation of the income tax provision at the federal statutory rate and the effective rate is as follows:

	For the years ended March 31
	2026	2025	2024
China income taxes	25.0%	25.0%	25.0%
Impact of US and HK tax rate	3.1	(7.5)	9.9
Non-deductible expenses-permanent difference	(0.2)	(1.0)	5.0
Change in valuation allowance	(20.6)	(69.5)	(34.9)
Effective tax rate	7.3%	(53.0)%	5.0%

Deferred tax assets,(liabilities) net are composed of the following:

	March 31, 2026	March 31, 2025
Deferred tax assets:
Net operating loss carry-forwards	$10,314,368	$9,596,477
Bad debt	541,223	619,291
Total deferred tax assets, gross	10,855,591	10,215,768
Valuation allowance	(10,742,345)	(10,186,112)
Total deferred tax assets, net	$113,246	$29,656
Deferred tax liabilities:
Intangible assets from acquisition	469,599	521,777
Total deferred tax liabilities	$469,599	$521,777

Deferred tax assets(liabilities), net	$(356,353)	$(492,121)

The Company has recorded $0 unrecognized benefit as of March 31, 2026. On the information currently available, the Company does not anticipate a significant increase or decrease to its unrecognized benefit within the next 12 months.

Note 14 – POSTRETIREMENT BENEFITS

Regulations in the PRC require the Company to contribute to a defined contribution retirement plan for all permanent employees. The contribution for each employee is based on a percentage of the employee’s current compensation as required by the local government. The Company contributed $104,496, $64,077 and $50,398 in employment benefits and pension for the years ended March 31, 2026, 2025 and 2024, respectively.

Note 15 – RELATED PARTY TRANSACTIONS AND ARRANGEMENTS

Summary of Balances with Related Parties as follows:

Due from related parties:	March 31, 2026	March 31, 2025
Due from a director of subsidiaries(1)	329,258	-
Total	$329,258	$-

Due to related parties:	March 31, 2026	March 31, 2025
Due to a director of subsidiaries(2)	-	2,130
Total	$-	$2,130

(1)	Advances to directors of our subsidiaries.

(2)	Borrowed from a director of subsidiaries.

Note 16 – SHAREHOLDER’S EQUITY

Ordinary shares

On April 10, 2025, the Company presented a petition to the Grand Court of the Cayman Islands (the “Grand Court”) for confirmation of the capital reduction and the share subdivision. On May 28, 2025, following the receipt of an order granted by the Grand Court confirming the capital reduction and the share subdivision, the Company effected a reduction of the par value of each of our issued, ordinary share from US$0.24 to US$0.001 by cancelling the paid-up capital to the extent of the difference between US$0.24 and such new par value, and immediately following the capital reduction, each of our authorized but unissued ordinary shares of par value of US$0.24 be sub-divided into 240 new ordinary shares of par value of US$0.001 each. On May 28, 2025, the Company completed the registration with the Registrar of Companies of the Cayman Islands of the Court Order, the minutes of our annual general meeting of shareholders held on February 25, 2025 regarding the capital reduction and the share subdivision and the certificate for the Capital Reduction. On May 29, 2025, a copy of the Fourth Amended and Restated Memorandum and Articles of Association reflecting the capital reduction and the share subdivision was filed with the Cayman Islands General Registry. The capital reduction and the share subdivision became effective on May 28, 2025. Pursuant to the Fourth Amended and Restated Memorandum and Articles, the authorized share capital of the Company now has become US$36,010,000 divided into (i) 36,000,000,000 ordinary shares of a par value of US$0.001 each and (ii) 10,000,000 preferred shares of a par value of US$0.001 each. On April 7, 2026, the Company effected a 1-for-150 reverse share split of its ordinary shares. Pursuant to the reverse share split, every 150 issued and outstanding ordinary shares, par value $0.001 per share, were automatically combined into one ordinary share, par value $0.15 per share. As a result, the Company’s  authorized share capital changed from $36,010,000 divided into 36,000,000,000 ordinary shares of a par value of $0.001 each and 10,000,000 preferred shares of a par value of $0.001 each, to $36,010,000 divided into 240,000,000 ordinary shares of a par value of $0.15 each and 10,000,000 preferred shares of a par value of $0.001 each. In accordance with ASC 260, Earnings Per Share, all share and per-share amounts presented in the consolidated financial statements and accompanying notes for all periods have been retrospectively adjusted to reflect the reverse share split. This subsequent event did not affect the Company’s total assets, liabilities, results of operations, or cash flows for the year ended March 31, 2026.

On October 30, 2025, Ridgetech, Inc. entered into Securities Purchase Agreements with certain non-U.S. accredited investors pursuant to which the Company agreed to sell to the Investors, and the Investors agreed to purchase from the Company, in a private placement an aggregate of 31,200 ordinary shares, par value $0.15 per share, of the Company, at a purchase price of $90.00 per Share, for aggregate gross proceeds to the Company of $2,808,000, as well as warrants to purchase up to an aggregate of 78,000 Ordinary Shares at an exercise price of $240.00 per share. The Warrants shall be exercisable immediately following issuance and expire thirty-six months from the issuance date of the Warrants. On November 21, 2025, the investors chose to cashless exercise all the warrants for a total of 51,671 ordinary shares.

On December 29, 2025, Ridgetech, Inc. entered into a sales agreement (the “Prior Sales Agreement”) with AC Sunshine Securities LLC (“AC Sunshine”), acting as the Company’s sales agent or, if separately agreed in writing, principal, pursuant to which the Company may offer and sell, from time to time, to or through the sales agent, ordinary shares of the Company, having an aggregate offering price of up to Two Hundred Million Dollars ($200,000,000). As of March 31, 2026, the Company had issued an aggregate of 765,367 ordinary shares under the Prior Sales Agreement and received gross proceeds of $8,075,257 from such issuances.

On July 11, 2026, the Company and AC Sunshine agreed to terminate the Prior Sales Agreement, effective immediately, subject to the completion of any pending settlements in accordance with the terms of the Sales Agreement. As of July 11, 2026, the Company had sold an aggregate of 3,487,171 ordinary shares pursuant to the ATM Offering.

On July 28, 2026, the Company entered into a new sales agreement (the “Sales Agreement”) with Pacific Century Securities, LLC. The Sales Agreement contains terms substantially similar to those of the Prior Sales Agreement, with Pacific Century Securities, LLC serving as the agent in place of AC Sunshine. The Company intends to resume its at-the-market offering with Pacific Century Securities, LLC.

Series A Preferred Shares

On June 29, 2026, following the approval of the Audit Committee, the Board of Directors of the Company (the “Board”) authorized and designated 2,000,000 Series A Preferred Shares. The Series A Preferred Shares have the rights, preferences, privileges, restrictions and conditions set forth in the Statement of Rights attached to the Subscription Agreement. Each Series A Preferred Share is entitled to 100 votes per share and votes together with the holders of the Company’s ordinary shares as a single class on all matters submitted to a vote of members, unless otherwise required by applicable law or the Company’s memorandum and articles of association. Each Series A Preferred Share is convertible, at the holder’s option, into one ordinary share of the Company, subject to adjustment as provided in the Statement of Rights. In addition, the Series A Preferred Shares are subject to automatic conversion upon certain events, including if the Subscriber ceases to serve as an executive officer or director of the Company or upon the closing of a Board-approved change-of-control transaction. The Series A Preferred Shares are also subject to transfer restrictions and generally may not be transferred without the prior written consent of the Board, subject to limited exceptions for certain tax or estate planning transfers.

On July 16, 2026, the Company entered into a Subscription Agreement for Series A Preferred Shares (the “Subscription Agreement”) with Mr. Lingtao Kong, the Chair of the Board (the “Subscriber”). Pursuant to the terms of the Subscription Agreement, the Subscriber agreed to subscribe for an aggregate of 100,000 Series A Preferred Shares of the Company, par value US$0.001 per share, at a subscription price of US$0.001 per share for an aggregate subscription amount of US$100. The Audit Committee reviewed and approved the Subscription Agreement and the related party aspects of the transactions contemplated thereby, including potential conflicts of interest, and approved the proposed issuance of the Series A Preferred Shares to the Subscriber.

Warrants

Concurrent with the registered direct offering of ordinary shares that closed on September 26, 2023, the Company issued to several investors warrants to purchase up to 6,640 shares of ordinary shares at an exercise price of $780.00. The warrant became exercisable on September 26, 2023 and valid for three years.

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

Appropriations to the Reserve Fund are accounted for as a transfer from unrestricted earnings to statutory reserves. During the years ended March 31, 2026 and 2025, the Company did not make appropriations to statutory reserves.

There are no legal requirements in the PRC to fund the Reserve Fund by transfer of cash to any restricted accounts, and the Company does not do so.

Note 17 – NET INCOME (LOSS) PER SHARE

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

The following is a reconciliation of the basic and diluted earnings per share computation:

	For the Years Ended March 31,
	2026	2025	2024
Net income (loss) attributable to controlling interest	$(1,250,422)	$10,194,467	$(4,234,228)
Weighted average shares used in basic computation	72,668	36,954	9,628
Diluted effect of stock options and warrants
Weighted average shares used in diluted computation	72,668	36,954	9,628
Income (loss) per share – Basic:
Net income (loss) before noncontrolling interest	$(17.21)	$275.87	$(439.78)
Add: Net income (loss) attributable to noncontrolling interest	$-	$-	$-
Net income (loss) attributable to controlling interest	$(17.21)	$275.87	$(439.78)
Income (loss) per share – Diluted:
Net income (loss) before noncontrolling interest	$(17.21)	$275.87	$(439.78)
Add: Net income (loss) attributable to noncontrolling interest	$-	$-	$-
Net income (loss) attributable to controlling interest	$(17.21)	$275.87	$(439.78)

For the year ended March 31, 2026, 6,640 shares underlying outstanding purchase warrants to several investors, were excluded from the calculation of diluted loss per share as the options were anti-dilutive.

Note 18 – SEGMENTS

The Company currently operates within two main reportable segments: offline wholesale and online platform. The offline wholesale segment includes supplying prescription and OTC medicines, traditional Chinese medicine (“TCM”), dietary supplement, medical devices and sundry items to other drug vendors and hospitals. The online platform provided various medical products to retail pharmacies, clinics and other vendors across the country. The Company’s Chief Operating Decision Maker (“CODM”) is the Chief Executive Officer (the “CEO”), who is primarily responsible for allocating resources and assessing the performance of the operating segments. The CEO evaluates segment performance and makes decisions about resource allocation based on segment gross profit, which is defined as segment revenue less segment cost of goods sold, excluding selling, general and administrative expenses that are managed at the corporate level and not allocated to individual segments

The following table presents summarized information by segment of the continuing operations for the year ended March 31, 2026:

	Offline wholesale	Online platform	Total
Revenue	$117,872,139	$14,291,595	$132,163,734
Cost of goods	113,913,687	13,495,901	127,409,588
Gross profit	$3,958,452	$795,694	$4,754,146
Selling expenses	2,515,252	524,884	3,040,136
General and administrative expenses	3,580,025	-	3,580,025
Income (loss) from operations	$(2,136,825)	$270,810	$(1,866,015)
Depreciation and amortization	$154,975	$208,711	$363,686
Total capital expenditures	$449	$-	$449

The following table presents summarized information by segment of the continuing operations for the year ended March 31, 2025:

	Offline wholesale	Online platform	Total
Revenue	$118,864,443	$1,107,195	$119,971,638
Cost of goods	115,107,821	1,025,002	116,132,823
Gross profit	$3,756,622	$82,193	$3,838,815
Selling expenses	1,497,333	36,867	1,534,200
General and administrative expenses	3,339,954	-	3,339,954
Income (loss) from operations	$(1,080,665)	$45,326	$(1,035,339)
Depreciation and amortization	$57,516	$-	$57,516
Total capital expenditures	$-	$-	$-

The following table presents summarized information by segment of the continuing operations for the year ended March 31, 2024:

	Offline wholesale	Online platform	Total
Revenue	$123,994,053	$-	$123,994,053
Cost of goods	119,115,636	-	119,115,636
Gross profit	$4,878,417	$-	$4,878,417
Selling expenses	934,223	-	934,223
General and administrative expenses	3,348,112	-	3,348,112
Income from operations	$596,082	$-	$596,082
Depreciation and amortization	$36,001	$-	$36,001
Total capital expenditures	$1,168	$-	$1,168

Note 19 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date that the financial statements were available to be issued, which is July 28, 2026. All subsequent events requiring recognition as of March 31, 2026 have been incorporated into these financial statements and there are no other subsequent events that require disclosure in accordance with FASB ASC Topic 855 except the following:

On April 7, 2026, the Company effected a 1-for-150 reverse share split of its ordinary shares (the “Reverse Share Split”), with trading beginning on a split-adjusted basis at the market open on that day. As a result of the Reverse Share Split, (i) every 150 issued and outstanding ordinary shares, par value US$0.001 per share, were automatically combined into one issued and outstanding ordinary share, par value US$0.15 per share; and (ii) the Company’s authorized share capital changed from US$36,010,000 divided into 36,000,000,000 ordinary shares of a par value of US$0.001 each and 10,000,000 preferred shares of a par value of US$0.001 each, to US$36,010,000 divided into 240,000,000 ordinary shares of a par value of US$0.15 each and 10,000,000 preferred shares of a par value of US$0.001 each. The Reverse Share Split was approved by the Company’s board of directors and its shareholders, and the Company filed a Fifth Amended and Restated Memorandum and Articles of Association with the Cayman Islands Registrar of Companies reflecting the Reverse Share Split. All share and per-share amounts, including ordinary shares, share options, warrants, weighted average shares outstanding, and earnings per share, as well as exercise prices and conversion rates, presented in these consolidated financial statements and the accompanying notes have been retrospectively adjusted to reflect the Reverse Share Split for all periods presented. No fractional shares were issued as a result of the Reverse Share Split. Instead, any fractional shares that would have resulted from the split were rounded up to the next whole number. The Reverse Share Split affects all shareholders uniformly and did not alter any shareholder’s percentage interest in the Company’s outstanding ordinary shares, except for adjustments resulting from the treatment of fractional shares.

As previously reported, on December 29, 2025, Ridgetech, Inc. (the “Company”) entered into a Sales Agreement (the “Sales Agreement”) with AC Sunshine Securities LLC (“AC Sunshine”), pursuant to which the Company could offer and sell, from time to time, ordinary shares of the Company having an aggregate offering price of up to $200,000,000 (the “ATM Offering”). On July 11, 2026, the Company and AC Sunshine agreed to terminate the Sales Agreement, effective immediately, subject to the completion of any pending settlements in accordance with the terms of the Sales Agreement. As of July 11, 2026, the Company had sold an aggregate of 3,487,171 ordinary shares pursuant to the ATM Offering. As of July 28, 2026 , the Company had 3,629,540 ordinary shares issued and outstanding.

On June 29, 2026, following the approval of the Audit Committee, the Board of Directors of the Company (the “Board”) authorized and designated 2,000,000 Series A Preferred Shares. The Series A Preferred Shares have the rights, preferences, privileges, restrictions and conditions set forth in the Statement of Rights attached to the Subscription Agreement. Each Series A Preferred Share is entitled to 100 votes per share and votes together with the holders of the Company’s ordinary shares as a single class on all matters submitted to a vote of members, unless otherwise required by applicable law or the Company’s memorandum and articles of association. Each Series A Preferred Share is convertible, at the holder’s option, into one ordinary share of the Company, subject to adjustment as provided in the Statement of Rights. In addition, the Series A Preferred Shares are subject to automatic conversion upon certain events, including if the Subscriber (as defined below) ceases to serve as an executive officer or director of the Company or upon the closing of a Board-approved change-of-control transaction. The Series A Preferred Shares are also subject to transfer restrictions and generally may not be transferred without the prior written consent of the Board, subject to limited exceptions for certain tax or estate planning transfers. On July 16, 2026, the Company entered into a Subscription Agreement for Series A Preferred Shares (the “Subscription Agreement”) with Mr. Lingtao Kong, the Chair of the Board (the “Subscriber”). Pursuant to the terms of the Subscription Agreement, the Subscriber agreed to subscribe for an aggregate of 100,000 Series A Preferred Shares of the Company, par value US$0.001 per share, at a subscription price of US$0.001 per share for an aggregate subscription amount of US$100. The Series A Preferred Shares are classified as permanent equity in the Company’s consolidated balance sheet as of the date of issuance, as they do not contain any mandatory redemption features or obligations to settle in cash or other assets. The conversion feature of the Series A Preferred Shares is classified as equity and does not give rise to any derivative liability, as the shares are convertible into a fixed number of ordinary shares at the holder’s option.

On July 28, 2026, the Company entered into a new sales agreement (the “Sales Agreement”) with Pacific Century Securities, LLC. The Sales Agreement contains terms substantially similar to those of the Prior Sales Agreement, with Pacific Century Securities, LLC serving as the agent in place of AC Sunshine. The Company intends to resume its at-the-market offering with Pacific Century Securities, LLC.